Filed Pursuant to Rule 424(b)(3)
Registration No. 333-227111

JOINT LETTER TO STOCKHOLDERS OF TIDEWATER INC. AND STOCKHOLDERS OF GULFMARK OFFSHORE, INC.

Dear Stockholders:

Tidewater Inc. (“Tidewater”) and GulfMark Offshore, Inc. (“GulfMark”) have entered into a merger agreement providing for the combination of Tidewater with GulfMark (the “business combination”), pursuant to which (a) Gorgon Acquisition Corp., a wholly-owned subsidiary of Tidewater to be formed as a corporation organized in the State of Delaware (“Merger Sub 1”) will merge with and into GulfMark, with GulfMark surviving such merger (the “first merger”), and (b) immediately thereafter, GulfMark will merge with and into Gorgon NewCo, LLC, another wholly-owned subsidiary of Tidewater to be formed as a limited liability company organized in the State of Delaware (“Merger Sub 2”), with such subsidiary as the surviving entity in such merger (the “second merger” and, together with the first merger, the “mergers”). Tidewater stockholders as of the close of business on October 10, 2018, the record date, are invited to attend a special meeting of Tidewater stockholders to be held on November 15, 2018, at 9:00 AM Central Time at the offices of Weil, Gotshal & Manges LLP at 700 Louisiana Street, Suite 1700, Houston, Texas 77002 to consider and vote upon a proposal to approve the issuance of Tidewater common stock (the “Tidewater issuance proposal”), in connection with the business combination. GulfMark stockholders as of the close of business on October 12, 2018, the record date, are invited to attend a special meeting of GulfMark stockholders on November 15, 2018, at 9:00 AM Eastern Time at the offices of Gibson, Dunn & Crutcher LLP at 200 Park Avenue, New York, New York 10166 to consider and vote upon a proposal to adopt the merger agreement (the “GulfMark merger proposal”) and certain other matters related to the business combination.

If you are a GulfMark stockholder and the business combination contemplated by the merger agreement is completed, you will be entitled to receive, for each issued and outstanding share of GulfMark common stock owned by you immediately prior to the effective time of the first merger, 1.100 of a fully paid, validly issued and nonassessable share of Tidewater common stock (the “exchange ratio”). For a description of the consideration that GulfMark stockholders will receive upon completion of the business combination, see the section entitled “The Business Combination—Consideration to GulfMark Stockholders” beginning on page 74 of the accompanying joint proxy statement/prospectus.

GulfMark restricted stock units representing a right to vest in and be issued shares of GulfMark common stock (collectively, “GulfMark RSUs”) which remain unvested or unissued as of the effective time of the first merger will be converted into an award to acquire Tidewater common stock on substantially the same terms and conditions as applied to such award prior to the effective time of the first merger, as adjusted to reflect the exchange ratio. GulfMark warrants that are outstanding will be converted automatically into warrants representing a right to acquire Tidewater common stock on substantially the same terms and conditions as applied to such warrants immediately prior to the effective time of the first merger, but subject to the limitations on foreign ownership set forth in the Tidewater certificate of incorporation intended to comply with the Jones Act (as defined in the accompanying joint proxy statement/prospectus), as adjusted to reflect the exchange ratio. For a description of the treatment of GulfMark RSUs and GulfMark warrants upon completion of the business combination, see the section entitled “The Merger Agreement—Treatment of GulfMark Warrants and RSUs” beginning on page 127 of the accompanying joint proxy statement/prospectus.

Immediately following the completion of the business combination, the former Tidewater stockholders and GulfMark stockholders will own 74% and 26% of the combined company, respectively. Tidewater intends to list the Tidewater common stock to be issued in the first merger on the New York Stock Exchange (“NYSE”). The market value of the merger consideration will fluctuate with the price of Tidewater common stock. Based on the closing price of Tidewater common stock on July 13, 2018, the last trading day before the public announcement of the signing of the merger agreement, the value of the merger consideration payable to holders of GulfMark common stock upon completion of the business combination was approximately $33.68 per share. Based on the closing price of Tidewater common stock on October 9, 2018, the last practicable date before the date of filing of the joint proxy statement/prospectus accompanying this letter, the value of the merger consideration payable to holders of GulfMark common stock upon completion of the business combination was approximately $34.89 per share. GulfMark stockholders should obtain current stock price quotations for Tidewater common stock and GulfMark common stock. Tidewater common stock is traded on the NYSE under the symbol “TDW,” and GulfMark common stock is traded on NYSE American (the “NYSE MKT”) under the symbol “GLF.”

Based on certain representations, covenants and assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the mergers, it is the opinion of each of Tidewater’s counsel, Weil, Gotshal & Manges LLP, and GulfMark’s counsel, Gibson, Dunn & Crutcher LLP, that, for U.S. federal income tax purposes, the mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (the “Code”). Assuming the mergers qualify as a reorganization, a stockholder of GulfMark generally will not recognize any gain or loss upon receipt of the merger consideration in the first merger except to the extent such stockholder receives any cash received in lieu of a fractional share of Tidewater common stock, as discussed in the section entitled “Material U.S. Federal Income Tax Consequences of the Business Combination” beginning on page 159 of the accompanying joint proxy statement/prospectus.

Tidewater and GulfMark will each hold a special meeting of their respective stockholders to consider and vote upon certain matters relating to the proposed business combination. Tidewater and GulfMark cannot complete the proposed business combination unless, among other things, Tidewater stockholders approve the Tidewater issuance proposal in connection with the first merger, and GulfMark stockholders approve the GulfMark merger proposal.

Your vote is very important. To ensure your representation at your company’s special meeting, please complete and return the enclosed proxy card or submit your proxy via the Internet or by telephone. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting if you are otherwise eligible to vote at such meeting.

Raging Capital Management, LLC (“Raging”) and 5 Essex, L.P. (“Captain Q”) have each entered into a voting and support agreement with Tidewater pursuant to which each has agreed, among other things, to vote a portion of the shares of GulfMark common stock that it beneficially owns (constituting in the aggregate approximately 34.99% of the issued and outstanding shares of GulfMark common stock as of July 15, 2018) in favor of the approval of the GulfMark merger proposal, on the terms and subject to the conditions set forth in the applicable voting and support agreement.

The Tidewater board of directors (the “Tidewater Board”) has unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Tidewater and its stockholders, has unanimously approved and declared advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement including the Tidewater issuance proposal in connection with the mergers, and unanimously recommends that Tidewater stockholders vote “FOR” the Tidewater issuance proposal and, if necessary, “FOR” the Tidewater adjournment proposal (as defined in the accompanying joint proxy statement/prospectus).

The GulfMark board of directors (the “GulfMark Board”) has unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, GulfMark and its stockholders, has unanimously approved and declared advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement and unanimously recommends that GulfMark stockholders vote “FOR” the GulfMark merger proposal and “FOR” each of the other GulfMark proposals described in the accompanying joint proxy statement/prospectus.

The obligations of Tidewater and GulfMark to consummate the business combination are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the proposed business combination. It also contains or, in the case of GulfMark, references information about Tidewater and GulfMark and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 29 of the accompanying joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the Tidewater issuance proposal and the GulfMark merger proposal and how they will affect you.

Sincerely,

John T. Rynd President and Chief Executive Officer Tidewater Inc.	Quintin V. Kneen President and Chief Executive Officer GulfMark Offshore, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the business combination, the adoption of the merger agreement, the issuance of Tidewater common stock in connection with the business combination or any other transactions described in the accompanying joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated October 17, 2018, and is first being mailed to stockholders of Tidewater and GulfMark on or about October 17, 2018.

TIDEWATER INC. NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 15, 2018 AT 9:00 AM CENTRAL TIME

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Tidewater Inc. (“Tidewater”) will be held on November 15, 2018, at 9:00 AM Central Time at the offices of Weil, Gotshal & Manges LLP at 700 Louisiana Street, Suite 1700, Houston, Texas 77002, for the following purposes:

•

to consider and vote on a proposal to approve the issuance of shares of Tidewater common stock in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 15, 2018, as such agreement may be amended from time to time (the “merger agreement”), between Tidewater and GulfMark (the “Tidewater issuance proposal”); and

•

to consider and vote on a proposal to adjourn the Tidewater special meeting, if reasonably necessary to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the Tidewater special meeting to approve the Tidewater issuance proposal (the “Tidewater adjournment proposal”).

Tidewater stockholder approval of the Tidewater issuance proposal is required to complete the business combination. Tidewater stockholders will also be asked to approve, if necessary, the Tidewater adjournment proposal. Tidewater will transact no other business at the Tidewater special meeting. The record date for the Tidewater special meeting has been set as October 10, 2018. Only Tidewater stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Tidewater special meeting or any adjournments and postponements thereof.

The Tidewater board of directors unanimously recommends that you vote “FOR” the Tidewater issuance proposal and “FOR” the Tidewater adjournment proposal.

See the section entitled “Special Meeting of Tidewater Stockholders” beginning on page 60 of the joint proxy statement/prospectus accompanying this notice for additional information about the Tidewater issuance proposal and the Tidewater adjournment proposal. You should read the joint proxy statement/prospectus accompanying this notice carefully in its entirety before you vote.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE TIDEWATER SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is important. Approval of the Tidewater issuance proposal by the Tidewater stockholders is a condition to the closing of the business combination contemplated by the merger agreement and requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. Tidewater stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the Internet or by telephone. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF

DIRECTORS,

Bruce D. Lundstrom

Executive Vice President, General Counsel

and Secretary

GULFMARK OFFSHORE, INC. NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 15, 2018 AT 9:00 AM EASTERN TIME

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of GulfMark Offshore, Inc. (“GulfMark”) will be held on November 15, 2018, at 9:00 AM Eastern Time at the offices of Gibson, Dunn & Crutcher LLP at 200 Park Avenue, New York, New York 10166, for the following purposes:

•

to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 15, 2018, as such agreement may be amended from time to time, (the “merger agreement”), between Tidewater Inc. (“Tidewater”) and GulfMark (the “GulfMark merger proposal”);

•

to consider and vote on a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to certain GulfMark named executive officers in connection with the business combination (the “GulfMark compensation proposal”); and

•

to consider and vote on a proposal to adjourn the GulfMark special meeting, if reasonably necessary to provide stockholders with any required supplement or amendment to this joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the GulfMark special meeting to approve the GulfMark merger proposal (the “GulfMark adjournment proposal”).

GulfMark stockholder approval of the GulfMark merger proposal is required to complete the business combination. GulfMark stockholders will also be asked to approve the GulfMark compensation proposal and, if necessary, the GulfMark adjournment proposal. GulfMark will transact no other business at the GulfMark special meeting. The record date for the GulfMark special meeting has been set as October 12, 2018. Only GulfMark stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the GulfMark special meeting or any adjournments and postponements thereof.

The GulfMark board of directors unanimously recommends that you vote “FOR” the GulfMark merger proposal, “FOR” the GulfMark compensation proposal, and “FOR” the GulfMark adjournment proposal.

See the section entitled “Special Meeting of GulfMark Stockholders” beginning on page 67 of the joint proxy statement/prospectus accompanying this notice for additional information about the GulfMark merger proposal, the GulfMark compensation proposal and the GulfMark adjournment proposal. You should read the joint proxy statement/prospectus accompanying this notice carefully in its entirety before you vote.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE GULFMARK SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is important. Approval of the GulfMark merger proposal by the GulfMark stockholders is a condition to the closing of the business combination contemplated by the merger agreement and requires the affirmative vote of a majority of the outstanding shares of GulfMark stock entitled to vote on the proposal. GulfMark stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the Internet or by telephone. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF

DIRECTORS,

Samuel R. Rubio

Senior Vice President, Chief Financial Officer

and Assistant Secretary

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about GulfMark from other documents that GulfMark has filed with the Securities and Exchange Commission (the “SEC”), and that are not contained herein or delivered herewith. For a listing of documents incorporated by reference herein, please see the section entitled “Where You Can Find More Information” beginning on page 314. This information is available for you to review free of charge at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549, and through the SEC’s website at http://www.sec.gov.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Tidewater or GulfMark, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For Tidewater Stockholders: Tidewater Inc. 6002 Rogerdale Road, Suite 600 Houston, TX 77072 Attention: Investor Relations (713)-470-5292 jstanley@tdw.com	For GulfMark Stockholders: GulfMark Offshore, Inc. 842 West Sam Houston Parkway North, Suite 400 Houston, TX 77024 Attention: Investor Relations 713-963-9522 IR@gulfmark.com

To obtain timely delivery of these documents before Tidewater’s special meeting of stockholders, Tidewater stockholders must request the information no later than November 7, 2018, which is five business days before the Tidewater special meeting.

To obtain timely delivery of these documents before GulfMark’s special meeting of stockholders, GulfMark stockholders must request the information no later than November 7, 2018, which is five business days before the GulfMark special meeting.

In addition, if you have questions about the business combination or the accompanying joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact MacKenzie Partners, Inc., the proxy solicitor for Tidewater, toll-free at 800-322-2885 or collect at 212-929-5500 or Innisfree, the proxy solicitor for GulfMark, collect at 212-750-5833 with respect to banks and brokers, or toll-free at 888-750-5834 with respect to stockholders and all others. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Tidewater (Registration No. 333-227111), constitutes a prospectus of Tidewater under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $0.001 per share, of Tidewater (“Tidewater common stock”), to be issued to GulfMark stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of each of Tidewater and GulfMark under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Tidewater has supplied all information contained herein relating to Tidewater, and GulfMark has supplied all information contained, or incorporated by reference, herein relating to GulfMark. Tidewater and GulfMark have both contributed to the information relating to the business combination contained in this joint proxy statement/prospectus.

You should rely only on the information contained or, in the case of GulfMark, incorporated by reference herein in connection with any vote, the giving or withholding of any proxy, or any investment decision in connection with the business combination. Tidewater and GulfMark have not authorized anyone to provide you with information that is different from that contained in or, in the case of GulfMark, incorporated by reference herein. This joint proxy statement/prospectus is dated October 17, 2018, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information with respect to GulfMark that is incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Tidewater or GulfMark stockholders nor the proposals presented for approval of Tidewater stockholders or GulfMark stockholders pursuant to the merger agreement and this joint proxy statement/prospectus will create any implication to the contrary.

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v

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the business combination, the Tidewater special meeting and the GulfMark special meeting. Tidewater and GulfMark urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that you may consider important in determining how to vote. Additional important information is also contained in the annexes to, and, in the case of GulfMark, the documents incorporated by reference in this joint proxy statement/prospectus.

Q.	Why am I receiving this joint proxy statement/prospectus?

A.

You are receiving this joint proxy statement/prospectus because Tidewater and GulfMark have entered into a merger agreement pursuant to which, on the terms and subject to the conditions included in the merger agreement, Tidewater and GulfMark have agreed to combine in a series of transactions (the “business combination”). Your vote is required to approve the business combination. The merger agreement, which governs the terms of the business combination, is attached to this joint proxy statement/prospectus as Annex A.

Tidewater. The Tidewater issuance proposal (as defined below) must be approved by the stockholders of Tidewater in accordance with the rules of the NYSE (the “NYSE rules”) as a condition to the completion of the business combination. Tidewater is convening a special meeting of its stockholders (the “Tidewater special meeting”) to seek approval of the Tidewater issuance proposal. Tidewater stockholders will also be asked to approve the adjournment of the Tidewater special meeting, if reasonably necessary to provide stockholders with any required supplement or amendment to this joint proxy statement/prospectus or solicit additional proxies in the event there are not sufficient votes at the time of the Tidewater special meeting to approve the Tidewater issuance proposal in connection with the business combination.

GulfMark. The merger agreement must be adopted by the stockholders of GulfMark in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) in order for the business combination to be completed. GulfMark is holding a special meeting of its stockholders (the “GulfMark special meeting”) to seek approval of the merger agreement. GulfMark stockholders will also be asked to approve, on a non-binding, advisory basis, certain compensatory arrangements, as well as the adjournment of the GulfMark special meeting, if reasonably necessary to provide stockholders with any required supplement or amendment to this joint proxy statement/prospectus or solicit additional proxies in the event there are not sufficient votes at the time of the GulfMark special meeting to adopt the merger agreement.

Q:	When and where will the special meetings take place?

A:

Tidewater. The Tidewater special meeting will be held at 9:00 AM Central Time on November 15, 2018 at the offices of Weil, Gotshal & Manges LLP at 700 Louisiana Street, Suite 1700, Houston, Texas 77002.

GulfMark. The GulfMark special meeting will be held at 9:00 AM Eastern Time on November 15, 2018 at the offices of Gibson, Dunn & Crutcher LLP at 200 Park Avenue, New York, New York 10166.

Q:	What matters will be considered at the special meetings?

A:	Tidewater. The stockholders of Tidewater will be asked to:

•

consider and vote on a proposal to approve the issuance of shares of Tidewater common stock to the GulfMark stockholders in connection with the business combination as contemplated by the merger agreement (the “Tidewater issuance proposal”); and

•

consider and vote on a proposal to adjourn the Tidewater special meeting, if reasonably necessary to provide stockholders with any required supplement or amendment to this joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the Tidewater special meeting to approve the Tidewater issuance proposal (the “Tidewater adjournment proposal”).

GulfMark. The stockholders of GulfMark will be asked to:

•	consider and vote on a proposal to adopt the merger agreement (the “GulfMark merger proposal”);

•

consider and vote on a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to certain GulfMark named executive officers in connection with the business combination (the “GulfMark compensation proposal”); and

•

consider and vote on the GulfMark adjournment proposal, if reasonably necessary to provide stockholders with any required supplement or amendment to this joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the GulfMark special meeting to approve the proposal to adopt the merger agreement (the “GulfMark adjournment proposal”).

Q:	Is my vote important?

A:

Tidewater. Yes. Approval of the Tidewater issuance proposal by the affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote on the Tidewater issuance proposal is a condition to the completion of the business combination. Only Tidewater stockholders as of the close of business on the record date are entitled to vote at the Tidewater special meeting. The board of directors of Tidewater (the “Tidewater Board”) unanimously recommends that Tidewater’s stockholders vote “FOR” the approval of the Tidewater issuance proposal and “FOR” the approval of the Tidewater adjournment proposal.

GulfMark. Yes. The business combination cannot be completed unless the merger agreement is adopted by the holders representing a majority of the outstanding shares of GulfMark common stock entitled to vote thereon at the GulfMark special meeting. Only GulfMark stockholders as of the close of business on the record date are entitled to vote at the GulfMark special meeting. The board of directors of GulfMark (the “GulfMark Board”) unanimously recommends that GulfMark’s stockholders vote “FOR” the approval of the GulfMark merger proposal, “FOR” the approval of the GulfMark compensation proposal and “FOR” the approval of the GulfMark adjournment proposal.

Q:	If my shares of Tidewater and/or GulfMark common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:

Under the NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the Tidewater special meeting or the GulfMark special meeting. As a result, any shares held in street name will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee.

Q:	What Tidewater stockholder vote is required for the approval of each proposal brought before the Tidewater special meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:

The Tidewater issuance proposal. Approval of the Tidewater issuance proposal requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. Broker non-votes and shares held by Tidewater stockholders who neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting will have no effect on the outcome of any vote to approve the Tidewater issuance proposal. Votes to abstain will have the same effect as a vote “AGAINST” the Tidewater issuance proposal.

The Tidewater adjournment proposal. Approval of the Tidewater adjournment proposal, if necessary, requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. Broker non-votes and shares held by Tidewater stockholders who neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting, will have no effect on the outcome of any vote on the Tidewater adjournment proposal. Votes to abstain will have the same effect as a vote “AGAINST” the Tidewater adjournment proposal.

Q:	What GulfMark stockholder vote is required for the approval of each proposal brought before the GulfMark special meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:

The GulfMark merger proposal. Approval of the GulfMark merger proposal requires the affirmative vote of a majority of the shares of GulfMark common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Failures to vote, votes to abstain, and broker non-votes will have the same effect as a vote “AGAINST” the GulfMark merger proposal.

The GulfMark compensation proposal. Approval of the GulfMark compensation proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark compensation proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark compensation proposal.

The GulfMark adjournment proposal. Approval of the GulfMark adjournment proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark adjournment proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark adjournment proposal.

Q:	What will GulfMark stockholders receive if the business combination is completed?

A:

Upon consummation of the first merger, each share of GulfMark common stock issued and outstanding immediately prior to the effective time of the first merger (other than excluded shares, as defined in the section entitled “The Business Combination—Consideration to GulfMark Stockholders” beginning on page 74) will be converted into the right to receive 1.100 (the “exchange ratio”) shares of Tidewater common stock (the “merger consideration”).

For more information regarding the merger consideration to be provided to GulfMark stockholders, see the section entitled “The Business Combination—Consideration to GulfMark Stockholders” beginning on page 74. For more information regarding the conversion mechanics, see the section entitled “The Merger Agreement—Conversion of Shares; Exchange of Certificates” beginning on page 128.

Q:	What will GulfMark warrant holders receive if the business combination is completed?

A:

At the effective time of the first merger, each GulfMark warrant that is outstanding will be converted automatically into a warrant representing a right to acquire Tidewater common stock, on substantially the same terms and conditions as applied to the GulfMark warrant immediately prior to the effective time of the first merger, except that: (i) the number of shares of Tidewater common stock subject to each such warrant shall be determined by multiplying: (A) the number of shares of GulfMark common stock that were subject to such warrant immediately prior to the effective time of the first merger; by (B) the exchange ratio (rounding the resulting number down to the nearest whole number), with any fractional share of Tidewater common stock resulting from such rounding converted into a right to receive a cash payment (rounded up to the nearest whole cent) determined by multiplying such fractional share of Tidewater common stock by the closing price of a share of Tidewater common stock on the NYSE on the trading day immediately prior to the effective time of the first merger (after aggregating all fractional shares of Tidewater common stock issuable to such holder); and (ii) the strike price shall not be modified. Converted warrants will continue to be governed by the same terms and conditions of the GulfMark warrant agreements that were in effect immediately prior to the effective time of the first merger. The ability to exercise such converted warrants is subject to certain foreign ownership limitations imposed by the Tidewater certificate of incorporation that conform to the limitation on foreign ownership provisions of the Merchant Marine Act of 1920 and the Shipping Act, 1916, as amended, and the rules and regulations promulgated thereunder (collectively, the “Jones Act”). Tidewater will register Tidewater common stock issuable upon the exercise of GulfMark warrants on a separate registration statement, which it intends to have effective upon the closing.

For more information regarding the treatment of GulfMark warrants, see the section entitled “The Merger Agreement—Treatment of GulfMark Warrants and RSUs—Treatment of GulfMark Warrants” beginning on page 127. For more information regarding the restrictions on exercise of the converted warrants, see the section entitled “Description of Tidewater Common Stock and Warrants” beginning on page 269.

Q:	What will holders of GulfMark RSUs receive in the business combination?

A:

At the effective time of the first merger, each outstanding restricted stock unit representing the right to vest in and be issued shares of GulfMark common stock by GulfMark, and each right of any kind, contingent or accrued, to receive shares of GulfMark common stock or benefits measured by the value of shares of GulfMark common stock (which are referred to collectively as the “GulfMark RSUs”) will, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in GulfMark common stock and be converted into a substantially similar award for, or with respect to, Tidewater common stock, and the number of shares of Tidewater common stock subject to each such award will be equal to the product of the number of shares of GulfMark common stock subject to such GulfMark RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio, rounded down to the nearest whole number. Following the effective time of the first merger, each such award will remain subject to the vesting and other conditions as were applicable to such award immediately prior to the effective time of the first merger (except where a vesting schedule is accelerated or the terms and conditions are otherwise affected as a result of the first merger). Any fraction of a share of Tidewater common stock resulting from the rounding in determining the number of shares of Tidewater common stock subject to such replacement award will be converted into a right to receive a cash payment (rounded up to the nearest whole cent) determined by multiplying such fractional share of Tidewater common stock by the average closing price of a share of Tidewater common stock on the NYSE for the 10 trading days ending on the trading day that is one day prior to the closing date of the first merger. For more information regarding the treatment of GulfMark equity awards, see the section entitled “The Merger Agreement—Treatment of GulfMark Warrants and RSUs—Treatment of GulfMark RSUs” beginning on page 127.

Q:	How do the boards of directors of Tidewater and GulfMark recommend that I vote?

A:

Tidewater. The Tidewater Board unanimously recommends that Tidewater stockholders vote “FOR” the approval of the Tidewater issuance proposal and “FOR” the approval of the Tidewater adjournment proposal. For more information regarding how the Tidewater Board recommends that Tidewater stockholders vote, see the section entitled “The Business Combination—Recommendation of the Tidewater Board and Reasons for the Business Combination” beginning on page 86.

GulfMark. The GulfMark Board unanimously recommends that you vote “FOR” the approval of the GulfMark merger proposal, “FOR” the approval of the GulfMark compensation proposal, and “FOR” the approval of the GulfMark adjournment proposal. For more information regarding how the GulfMark Board recommends that you vote, see the section entitled “The Business Combination—Recommendation of the GulfMark Board and Reasons for the Business Combination” beginning on page 101.

Q:	Why are GulfMark stockholders being asked to vote on executive compensation for GulfMark named executive officers?

A:

The SEC has adopted rules that require GulfMark to seek a non-binding, advisory vote on the compensation payments that will or may be made to GulfMark’s named executive officers that are based on or otherwise relate to the business combination. GulfMark urges its stockholders to read the section entitled “The Business Combination—Interests of GulfMark Directors and Executive Officers in the Business Combination” beginning on page 118.

Q:	Who is entitled to vote at the special meeting?

A:

Tidewater special meeting. The Tidewater Board has fixed October 10, 2018 as the record date for the Tidewater special meeting. All holders of record of shares of Tidewater common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Tidewater special meeting, provided that those shares remain outstanding on the date of the Tidewater special meeting. Your physical presence at the Tidewater special meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meetings—How can I vote my shares without attending the special meeting?” beginning on page 8 for instructions on how to vote your shares without attending the Tidewater special meeting.

GulfMark special meeting. The GulfMark Board has fixed October 12, 2018 as the record date for the GulfMark special meeting. All holders of record of shares of GulfMark common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the GulfMark special meeting, provided that those shares remain outstanding on the date of the GulfMark special meeting. Your physical presence at the GulfMark special meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meetings—How can I vote my shares without attending the special meeting?” beginning on page 8 for instructions on how to vote your shares without attending the GulfMark special meeting.

Q:	What is a proxy?

A:	A proxy is a legal designation of another person whom you have authorized to vote the stock that you own.

Tidewater stockholders. If you are a stockholder of record of Tidewater common stock as of the close of business on the record date, and you vote by proxy via the Internet or by telephone or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you will have designated Bruce D. Lundstrom and Yang Xu as your proxies at the Tidewater special meeting, each with full power to act without the other and with full power of substitution.

GulfMark stockholders. If you are a stockholder of record of GulfMark common stock as of the close of business on the record date, and you vote by proxy via the Internet or by telephone or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you will have designated Quintin Kneen and Scott Winter as your proxies at the GulfMark special meeting, each with full power to act without the other and with full power of substitution.

Q:	How many votes do I have?

A:

Tidewater stockholders. Each Tidewater stockholder of record is entitled to one vote for each share of Tidewater common stock held of record by him or her as of the close of business on the record date.

GulfMark stockholders. Each GulfMark stockholder of record is entitled to one vote for each share of GulfMark common stock held of record by him or her as of the close of business on the record date.

Q:	What constitutes a quorum for the special meeting?

A:	A quorum is the minimum number of shares that need to be present or represented at the special meeting in order to convene and hold a valid meeting.

Quorum for Tidewater special meeting. A quorum will exist at the Tidewater special meeting with respect to each matter to be considered at the Tidewater special meeting if the holders of a majority of shares of Tidewater common stock issued and outstanding and entitled to vote as of the close of business on the record date are present in person or represented by proxy at the Tidewater special meeting. Shares of Tidewater common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the Tidewater special meeting so long as the beneficial owner thereof has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the Tidewater special meeting. The proposals for consideration at the Tidewater special meeting are considered “non-routine” matters, and therefore, no broker has discretion to vote on any of the proposals to be considered at the meeting without voting instructions from the beneficial owner of the shares. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any of the proposals.

Quorum for GulfMark special meeting. A quorum will exist at the GulfMark special meeting with respect to the matters to be considered at the GulfMark special meeting if the holders of a majority of shares of GulfMark common stock issued and outstanding and entitled to vote as of the close of business on the record date are present in person or represented by proxy at the GulfMark special meeting. Shares of GulfMark common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the GulfMark special meeting so long as the beneficial owner thereof has given the broker or other nominee voting instructions on at least one of the proposals brought before the GulfMark special meeting. The proposals for consideration at the GulfMark special meeting are considered “non-routine” matters, and, therefore, no broker has discretion to vote on any of the proposals to be considered at the meeting without voting instructions from the beneficial owner of the shares. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any of the proposals.

Q:	What will happen to GulfMark as a result of the business combination?

A:

If the first merger is completed, Merger Sub 1 will merge with and into GulfMark. Upon consummation of the first merger, the separate corporate existence of Merger Sub 1 will cease, and GulfMark will continue as the surviving corporation and as a wholly owned subsidiary of Tidewater, (which subsidiary is referred to as the “surviving corporation”).

Immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub 2 (the “second merger”). The first merger and the second merger are referred to together in this joint proxy statement/prospectus as the “mergers.” Upon completion of the second merger, the separate corporate existence of GulfMark will cease as a result and Merger Sub 2 will continue as the surviving company and a wholly owned subsidiary of Tidewater (which subsidiary is referred to as the “surviving company”).

GulfMark stockholders become entitled to receive the merger consideration at the effective time of the first merger, on the terms and subject to the conditions set forth in the merger agreement.

Q:	I own shares of GulfMark common stock. What will happen to those shares as a result of the business combination?

A:

If the business combination is completed, your shares of GulfMark common stock will be cancelled and thereafter represent only the right to receive the shares of Tidewater common stock into which such shares have been converted. See the section entitled “The Merger Agreement—Merger Consideration” beginning on page 126.

Q:	Will the shares of Tidewater common stock that GulfMark stockholders receive in the business combination be publicly traded on a national securities exchange?

A:	Assuming the business combination is completed, the shares of Tidewater common stock issued to GulfMark’s stockholders will be listed and traded on the NYSE.

Q:	What happens if the business combination is not completed?

A:

If the business combination is not completed for any reason, GulfMark stockholders will not receive any consideration and their shares of GulfMark common stock will remain outstanding, and Tidewater will not issue shares of Tidewater common stock to GulfMark stockholders, regardless of whether the Tidewater issuance proposal is approved. In such case, GulfMark will remain an independent public company and its common stock will continue to be listed and traded on the NYSE MKT. If the merger agreement is terminated under specified circumstances, either Tidewater or GulfMark (depending on the circumstances) may be required to pay the other party a termination fee. See “The Merger Agreement—Termination” beginning on page 150 for a more detailed discussion of the termination fees.

Q:	How can I vote my shares in person at the special meeting?

A:

Tidewater. Shares of Tidewater common stock held directly in your name as the stockholder of record of such shares of Tidewater common stock as of the close of business on October 10, 2018, the record date, may be voted by you at the Tidewater special meeting whether in person or by proxy. If you choose to attend the Tidewater special meeting, you will need to bring valid, government-issued photo identification to be admitted. If you are a beneficial owner of Tidewater common stock but not the stockholder of record of such shares of Tidewater common stock, you will also need to bring proof of your beneficial ownership to be admitted to the Tidewater special meeting. A recent brokerage statement or a letter from a bank or broker are examples of acceptable proof of ownership. Please note that if your shares are held in “street name” by a bank, broker or other nominee and you wish to vote at the Tidewater special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Tidewater special meeting. To request a legal proxy, please contact your bank, broker or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Tidewater special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Tidewater special meeting. The doors to the meeting room will be closed promptly at the start of the Tidewater special meeting, and stockholders will not be permitted to enter after that time.

GulfMark. Shares of GulfMark common stock held directly in your name as the stockholder of record as of the close of business on October 12, 2018, the record date, may be voted in person or by proxy at the GulfMark special meeting. If you choose to attend the GulfMark special meeting, you will need to bring proper identification, such as a driver’s license, in order to be admitted to the GulfMark special meeting. If you are a beneficial owner of GulfMark common stock but not the stockholder of record of such shares of GulfMark common stock, you will also need to bring proof of your beneficial ownership to be admitted to the GulfMark special meeting. A recent brokerage statement or a letter from a bank or broker are examples of acceptable proof of ownership. Please note that if your shares are held in “street name” by a bank, broker or other nominee and you wish to vote at the GulfMark special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the GulfMark special meeting. To request a legal proxy, please contact your bank, broker or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the GulfMark special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the GulfMark special meeting. The doors to the meeting room will be closed promptly at the start of the GulfMark special meeting, and stockholders will not be permitted to enter after that time.

Q:	How can I vote my shares without attending the special meeting?

A:

Tidewater. If you are a stockholder of record of Tidewater common stock as of the close of business on October 10, 2018, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided on the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your bank, broker or other nominee, or otherwise by following instructions provided by your bank, broker or other nominee. Internet and telephone voting may be available to a beneficial owner. Please refer to the voting instruction form provided by your bank, broker or other nominee.

GulfMark. If you are a stockholder of record of GulfMark common stock as of the close of business on October 12, 2018, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided on the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your bank, broker or other nominee, or otherwise by following instructions provided by your bank, broker or other nominee. Internet and telephone voting may be available to a beneficial owner. Please refer to the voting instruction form provided by your bank, broker or other nominee.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:

Tidewater. If your shares of Tidewater common stock are registered directly in your name with Tidewater’s transfer agent, Computershare, you are the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held by a bank, in a stock brokerage account or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your bank, broker or other nominee who is considered the stockholder of record with respect to those shares.

GulfMark. If your shares of GulfMark common stock are registered directly in your name with GulfMark’s transfer agent, American Stock Transfer, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held by a bank, in a stock brokerage account or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your bank, broker or other nominee who is considered the stockholder of record with respect to those shares.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials relating to the Tidewater special meeting and/or the GulfMark special meeting if you hold shares of both Tidewater and GulfMark or if you hold shares of Tidewater and/or GulfMark common stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Tidewater and/or GulfMark common stock in more than one brokerage account.

Record holders (stockholders of record)

For shares of Tidewater and/or GulfMark common stock held directly in your name as the stockholder of record, please complete, sign, date and return each proxy card (or vote by proxy via the Internet or by telephone as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Tidewater and/or GulfMark common stock are voted.

Shares in “street name”

For shares of Tidewater and/or GulfMark common stock held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	I hold shares of both Tidewater common stock and GulfMark common stock. Do I need to vote separately for each company?

A:

Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Tidewater common stock and with respect to the voting of shares of GulfMark common stock in order to effectively vote the shares of common stock you hold in each company.

Q:	If a stockholder gives a proxy, how will the shares of Tidewater common stock or GulfMark common stock, as applicable, covered by the proxy be voted?

A:

If you provide a proxy, regardless of whether you provide that proxy via the Internet, by telephone or by completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Tidewater common stock or your shares of GulfMark common stock, as applicable, in accordance with your voting instructions with respect to the shares of common stock you hold in such company. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Tidewater or GulfMark common stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Tidewater special meeting or the GulfMark special meeting, as applicable.

Q:	How will my shares of common stock be voted if I return a blank proxy?

A:

Tidewater. If you are the record holder and you sign, date and return your proxy without indicating how you want your shares of Tidewater common stock to be voted, then your shares of Tidewater common stock will be voted “FOR” the approval of the Tidewater issuance proposal and “FOR” the approval of the Tidewater adjournment proposal.

GulfMark. If you are the record holder and you sign, date and return your proxy and do not indicate how you want your shares of GulfMark common stock to be voted, then your shares of GulfMark common stock will be voted “FOR” the approval of the GulfMark merger proposal, “FOR” the approval of the GulfMark compensation proposal, and “FOR” the approval of the GulfMark adjournment proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Tidewater. Yes. If you are a stockholder of record of Tidewater common stock as of the close of business on the record date, whether you vote via the Internet, by telephone or mail, you can change or revoke your proxy before it is voted at the Tidewater special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again via the Internet or by telephone at a later time;

•	give written notice of your revocation to the Tidewater Corporate Secretary at the address listed for Tidewater in the section entitled “Where You Can Find More Information” beginning on page 314; or

•	vote in person at the Tidewater special meeting. Please note that your attendance at the Tidewater special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Tidewater common stock as of the close of business on the record date, you must follow the instructions of your bank, broker or other nominee to revoke or change your voting instructions.

GulfMark. Yes. If you are a stockholder of record of GulfMark common stock as of the close of business on the record date, whether you vote via the Internet, by telephone or mail, you can change or revoke your proxy before it is voted at the GulfMark special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again via the Internet or by telephone at a later time;

•	give written notice of your revocation to the GulfMark Corporate Secretary at the address listed for GulfMark in the section entitled “Where You Can Find More Information” beginning on page 314; or

•	vote in person at the GulfMark special meeting. Please note that your attendance at the GulfMark special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of GulfMark common stock as of the close of business on the record date, you must follow the instructions of your bank, broker or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:

Within four business days following the certification of the voting results, each of Tidewater and GulfMark intends to file the final voting results of its special meeting with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, each of Tidewater and GulfMark will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

Q:	If I do not favor the approval of the GulfMark merger proposal as a GulfMark stockholder, do I have appraisal rights?

A:

Under the DGCL, because the consideration is in the form of a stock for stock exchange of securities listed on an exchange, no appraisal rights are available to the holders of GulfMark common stock in connection with the business combination.

Q:	Are there any risks that I should consider as a Tidewater stockholder in deciding how to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 29.

Q:	Are there any risks that I should consider as a GulfMark stockholder in deciding how to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 29.

Q:	Are any GulfMark stockholders already committed to vote in favor of the proposals?

A:

Yes. Raging and Captain Q each have entered into a voting and support agreement with Tidewater pursuant to which they have each agreed, among other things, to vote a portion of the shares of GulfMark common stock beneficially owned by them (representing in the aggregate approximately 34.99% of the issued and outstanding shares of GulfMark common stock as of July 15, 2018) in favor of the GulfMark merger proposal on the terms and subject to the conditions set forth in the voting and support agreement as discussed in more detail in the section entitled “Voting and Support Agreements” beginning on page 156.

Q:	What happens if I sell my shares of Tidewater common stock before the Tidewater special meeting?

A:

The record date for Tidewater stockholders entitled to vote at the Tidewater special meeting is earlier than the date of the Tidewater special meeting. If you transfer your shares of Tidewater common stock after the record date but before the Tidewater special meeting, you will, unless special arrangements are made to confer the voting rights with respect to such shares to the transferee, retain your right to vote at the Tidewater special meeting.

Q:	What happens if I sell my shares of GulfMark common stock before the GulfMark special meeting?

A:

The record date for GulfMark stockholders entitled to vote at the GulfMark special meeting is earlier than the date of the GulfMark special meeting. If you transfer your shares of GulfMark common stock after the record date but before the GulfMark special meeting, you will, unless special arrangements are made, retain your right to vote at the GulfMark special meeting but will have transferred the right to receive the merger consideration in connection with the first merger to the person to whom you transferred your shares of GulfMark common stock.

Q:	What are the material U.S. federal income tax consequences of the business combination to me?

A:

Tidewater. It is a condition to Tidewater’s obligation to complete the business combination that Tidewater receive a written opinion of its counsel, Weil, Gotshal & Manges LLP (“Weil”) (or GulfMark’s counsel, Gibson, Dunn & Crutcher LLP (“Gibson”), if Weil does not render such opinion), dated as of the closing date, substantially to the effect that for U.S. federal income tax purposes, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

GulfMark. It is a condition to GulfMark’s obligation to consummate the business combination that GulfMark receive a written opinion of Gibson (or Weil, if Gibson does not render such opinion), dated as of the closing date, substantially to the effect that for U.S. federal income tax purposes, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming the mergers qualify as a reorganization, a stockholder of GulfMark will not recognize any gain or loss upon receipt of Tidewater common stock in exchange for GulfMark common stock in the first merger and will recognize gain or loss with respect to any cash received in lieu of a fractional share of Tidewater common stock. The U.S. federal income tax consequences of the business combination are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Business Combination” beginning on page 159. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the business combination’s foreign, state or local tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGERS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	When is the business combination expected to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Business Combination” beginning on page 148, including the approval of the GulfMark merger proposal by GulfMark stockholders at the GulfMark special meeting and the approval of the Tidewater issuance proposal by Tidewater stockholders at the Tidewater special meeting, the transaction is expected to close in the fourth quarter of 2018. However, it is possible that factors outside the control of both companies could result in the business combination being completed at a later time, or not being completed at all.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Tidewater has retained MacKenzie Partners, Inc. (“MacKenzie Partners”), to assist in the solicitation process. Tidewater will pay MacKenzie Partners a fee of approximately $50,000, as well as reasonable and documented out-of-pocket expenses. Tidewater has also agreed to indemnify MacKenzie Partners against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

GulfMark has retained Innisfree M&A Incorporated (“Innisfree”), to assist in the solicitation process. GulfMark will pay Innisfree a fee of approximately $30,000, as well as reasonable and documented out-of-pocket expenses. GulfMark has also agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	What are the conditions to completion of the business combination?

A:

In addition to the approval of the Tidewater issuance proposal by Tidewater stockholders and the approval of the GulfMark merger proposal by GulfMark stockholders as described above, completion of the business combination is subject to the satisfaction of a number of other conditions, including, among others:

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part;

•	if determined by the parties to be applicable to the business combination, the expiration or termination of any waiting period under the Hart-Scott Rodino Act (the “HSR Act”);

•	the approval to list Tidewater common stock issuable in connection with the first merger on the NYSE;

•	the absence of any temporary restraining order, preliminary or permanent injunction or other law or order preventing the completion of the business combination;

•	the accuracy of representations and warranties under the merger agreement (subject to certain materiality and knowledge qualifiers);

•	Tidewater’s and GulfMark’s performance of their respective obligations under the merger agreement in all material respects;

•

the absence of a Tidewater material adverse effect (as defined in the merger agreement as “Parent Material Adverse Effect” and summarized under “The Merger Agreement—Definition of Material Adverse Effect” on page 133);

•

the absence of a GulfMark material adverse effect (as defined in the merger agreement as “Company Material Adverse Effect” and summarized under “The Merger Agreement—Definition of Material Adverse Effect” on page 133);

•

Tidewater having received a legal opinion of Weil (or Gibson, if Weil does not render such opinion) to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•

GulfMark having received a legal opinion of Gibson (or Weil, if Gibson does not render such opinion) to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the business combination, see the section entitled “The Merger Agreement—Conditions to the Completion of the Business Combination” beginning on page 148.

Q:	I am a GulfMark stockholder. How do I exchange my shares of GulfMark common stock for the merger consideration?

A:

Each GulfMark stockholder must deliver or instruct its proxy to deliver, for book-entry shares of GulfMark common stock, customary evidence of ownership of such shares as determined by the exchange agent, and for certificated shares of GulfMark common stock, the certificate representing such shares (or affidavits of loss in lieu of the certificates or an appropriate guarantee of delivery of such certificates by a financial institution), together, in each case, with a completed letter of transmittal. GulfMark stockholders may also be required to certify as to their status as a U.S. citizen as is reasonably necessary and contemplated by the Tidewater certificate of incorporation.

After receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the consideration (or if applicable, any cash in lieu of fractional shares) to which you are entitled. More information on the documentation you are required to deliver to the exchange agent can be found in the section entitled “The Merger Agreement—Conversion of Shares; Exchange of Certificates” beginning on page 128.

Q:	What percentage of the combined company will GulfMark stockholders hold immediately following the consummation of the business combination?

A:

Based on the number of issued and outstanding shares of Tidewater common stock and GulfMark common stock as of July 15, 2018, the exchange ratio of 1.100 shares of Tidewater common stock for each share of GulfMark common stock and the automatic conversion of each outstanding GulfMark warrant and GulfMark RSU into a right to acquire shares of Tidewater common stock, holders of shares of GulfMark common stock as of immediately prior to the closing of the first merger would hold, in the aggregate, approximately 26% of the pro forma equity of the combined company common stock immediately following the closing of the business combination. The exact equity stake of GulfMark stockholders in Tidewater immediately following the business combination will depend on the number of shares of Tidewater common stock and GulfMark common stock issued and outstanding immediately prior to the first merger, as provided in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 126.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions via the Internet or by telephone as soon as possible so that your shares of Tidewater common stock and/or GulfMark common stock will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about the special meetings or the business combination?

A:

If you have questions about the Tidewater special meeting, the GulfMark special meeting or the business combination, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact MacKenzie Partners, toll-free at 800-322-2885 or collect at 212-929-5500 or Innisfree, collect at 212-750-5833 with respect to banks and brokers, or toll-free at 888-750-5834 with respect to stockholders and all others.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which Tidewater and GulfMark refer before you decide how to vote with respect to the proposals to be considered and voted on at the special meeting for your company. In addition, GulfMark incorporates by reference important business and financial information about GulfMark into this joint proxy statement/prospectus, in the section entitled “Where You Can Find More Information” beginning on page 314. You may obtain the information with respect to GulfMark that is incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions, in the section entitled “Where You Can Find More Information” beginning on page 314. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Companies

Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

Phone: 713-470-5300

Tidewater, a Delaware corporation listed on the NYSE under the symbol “TDW,” provides offshore support vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of marine service vessels. Tidewater was incorporated in 1956 and conducts its operations through wholly-owned United States and international subsidiaries, as well as through joint ventures in which Tidewater has either majority or, occasionally, non-controlling interests (generally where required to satisfy local ownership or local content requirements). Headquartered in Houston, Texas, Tidewater’s U.S. marine operations are based in Amelia, Louisiana and Houston, Texas, and Tidewater conducts international operations through facilities and offices located in over 30 countries. Tidewater has one of the broadest geographic operating footprints in the offshore energy industry with over 60 years of international experience and operations in most of the world’s significant offshore crude oil and natural gas exploration and production regions. On June 30, 2018, Tidewater owned 204 vessels (excluding 8 joint venture vessels, but including 66 stacked vessels) available to serve the global energy industry. Tidewater’s vessels and associated vessel services provide support for all phases of offshore exploration, field development and production.

GulfMark Offshore, Inc.

824 West Sam Houston Parkway North, Suite 400

Houston, Texas 77024

Phone: 713-963-9522

GulfMark, a Delaware corporation listed on the NYSE MKT under the symbol “GLF,” provides offshore marine support and transportation services primarily to companies involved in the offshore exploration and production of oil and natural gas. GulfMark’s vessels transport materials, supplies and personnel to offshore facilities, and also move and position drilling and production facilities. The majority of GulfMark’s operations are conducted in the North Sea, offshore Southeast Asia and offshore the Americas. As of August 13, 2018, GulfMark operated a fleet of 66 owned and 3 managed offshore supply vessels (“OSVs”), in the North Sea, Southeast Asia, and the Americas. GulfMark’s fleet is one of the world’s youngest, largest and most geographically balanced, high specification OSV fleets.

Gorgon Acquisition Corp.

c/o Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, TX 77072

Phone: 713-470-5300

Merger Sub 1, with the legal name of Gorgon Acquisition Corp., will be incorporated in Delaware as a direct, wholly-owned subsidiary of Tidewater prior to the GulfMark special meeting and for the sole purpose of effecting the first merger. Upon the completion of the first merger, Merger Sub 1 will cease to exist.

Gorgon NewCo, LLC

c/o Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, TX 77072

Phone: 713-470-5300

Merger Sub 2, with the legal name of Gorgon NewCo, LLC, will be formed in Delaware as a direct, wholly-owned subsidiary of Tidewater simultaneously with the incorporation of Merger Sub 1 and for the sole purpose of effecting the second merger. Upon the completion of the second merger, Merger Sub 2 will survive and continue to exist as a direct, wholly-owned subsidiary of Tidewater.

The Business Combination and the Merger Agreement

The terms and conditions of the business combination are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. Tidewater and GulfMark encourage you to read the merger agreement carefully, as it is the legal document that governs the mergers and the business combination.

The Tidewater Board and the GulfMark Board have each unanimously approved the merger agreement. The merger agreement provides for the business combination of Tidewater and GulfMark through the merger of Merger Sub 1 with and into GulfMark, with GulfMark continuing as the surviving corporation of the first merger. Immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub 2 and the separate corporate existence of GulfMark will cease, with Merger Sub 2 continuing as the surviving company of the second merger.

Voting and Support Agreements

On July 15, 2018, Tidewater entered into voting and support agreements (collectively, the “voting agreements”) with each of Raging Capital Management, LLC (“Raging”) and 5 Essex, L.P. (“Captain Q”, and together with Raging, the “GulfMark supporting stockholders”). Based on information provided by the GulfMark supporting stockholders to Tidewater as of the date of the voting agreements, the GulfMark supporting stockholders beneficially owned, in the aggregate, 3,376,664 shares of GulfMark common stock, 2,199,514 shares of which were beneficially owned by Raging and 1,177,150 shares of which were beneficially owned by Captain Q. The GulfMark supporting stockholders have each agreed, on the terms and subject to the conditions set forth in their respective voting agreement, to vote an aggregate of 2,624,346 shares of GulfMark common stock (representing approximately 34.99% of the outstanding shares of GulfMark common stock as of July 15, 2018), of which 1,709,464 shares are beneficially owned by Raging and 914,882 shares are beneficially owned by Captain Q, in favor of the GulfMark merger proposal, including the mergers, and other related matters, and to vote against, among other things, any proposal relating to a competing transaction involving GulfMark. The voting agreements will terminate on the earliest to occur of (i) the termination of the merger agreement in accordance with its terms;

(ii) the date upon which the business combination becomes effective; (iii) the occurrence of a change in recommendation made by the GulfMark Board in compliance with the terms of the merger agreement; (iv) the effectiveness of any amendment, modification or supplement to the merger agreement or waiver under the merger agreement, in each case, where such amendment, modification, supplement or waiver would (A) decrease, or change the form of, the consideration to be received under the merger agreement by holders of GulfMark common stock, (B) materially and adversely affect the ability of Tidewater or GulfMark to consummate the business combination or (C) materially delay the occurrence of the effective time of the first merger; or (v) the mutual agreement of Tidewater and the GulfMark supporting stockholders to terminate the voting agreements. A copy of each voting agreement is attached to this joint proxy statement/prospectus as Annex B and is incorporated by reference herein in its entirety.

Opinion of Lazard, Tidewater’s Financial Advisor

Tidewater engaged Lazard Frères & Co. LLC (“Lazard”) to act as its financial advisor in connection with the transactions contemplated by the merger agreement. On July 15, 2018, Lazard rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, dated July 15, 2018, to the Tidewater Board, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio provided for in the business combination was fair, from a financial point of view, to Tidewater.

The full text of Lazard’s written opinion, dated July 15, 2018, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex C. Tidewater encourages you to read Lazard’s opinion carefully and its entirety.

Lazard’s opinion was for the benefit of the Tidewater Board (in its capacity as such), and Lazard’s opinion was rendered to the Tidewater Board in connection with its evaluation of the business combination. Lazard’s opinion was not intended to and does not constitute a recommendation to any Tidewater stockholder as to how such stockholder should vote or act with respect to the business combination or any matter relating thereto. For a more complete discussion of Lazard’s opinion, see the section entitled “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor.” We encourage you to read the written opinion of Lazard, attached as Annex C, and the section entitled “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” beginning on page 89 of this joint proxy statement/prospectus carefully and in their entirety.

Opinion of Evercore, GulfMark’s Financial Advisor

GulfMark engaged Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with the transactions contemplated by the merger agreement. On July 15, 2018, Evercore delivered to the GulfMark Board its oral opinion, confirmed by its delivery of a written opinion dated July 15, 2018, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of GulfMark common stock entitled to receive the merger consideration in the first merger.

The full text of Evercore’s written opinion, dated July 15, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Evercore’s opinion does not constitute a recommendation to the GulfMark Board or to any other persons in respect of the transactions contemplated by the merger agreement, including as to how any holder of GulfMark common stock should vote or act with respect to the proposal to adopt any other matter.

Evercore’s opinion was provided for the information and benefit of the GulfMark Board and was delivered to the GulfMark Board in connection with its evaluation of whether the exchange ratio pursuant to the merger agreement, was fair, from a financial point of view, to the holders of GulfMark common stock entitled to receive the merger consideration in the first merger, and did not address any other aspects or implications of the transactions contemplated by the merger agreement. Evercore’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to GulfMark, nor did it address the underlying business decision of GulfMark to enter into the merger agreement or to consummate the transactions contemplated by that agreement. Evercore has consented to the inclusion of a summary of its opinion in this joint proxy statement/prospectus and the attachment of the full text of its opinion as Annex D. Evercore has also consented to the use of this summary and the attached full text of its opinion in connection with soliciting any stockholder vote required to approve the transactions contemplated by the merger agreement.

We encourage you to read the written opinion of Evercore, attached hereto as Annex D, and the section entitled “The Business Combination—Opinion of Evercore, GulfMark’s Financial Advisor” beginning on page 104 of this joint proxy statement/prospectus carefully and in their entirety.

Special Meeting of Tidewater Stockholders

The Tidewater special meeting will be held on November 15, 2018 at 9:00 AM Central Time at the offices of Weil, Gotshal & Manges LLP at 700 Louisiana Street, Suite 1700, Houston, Texas 77002. The purpose of the Tidewater special meeting is to consider and vote on the Tidewater issuance proposal, and, if necessary, the Tidewater adjournment proposal.

Approval of the Tidewater issuance proposal is a condition to the respective obligations of Tidewater and GulfMark to consummate the business combination.

Only holders of record of issued and outstanding shares of Tidewater common stock as of the close of business on October 10, 2018, the record date for the Tidewater special meeting, are entitled to notice of, and to vote at, the Tidewater special meeting or any adjournment or postponement of the Tidewater special meeting. You may cast one vote for each share of Tidewater common stock that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Tidewater special meeting with respect to each matter to be considered at the Tidewater special meeting if the holders of a majority of shares of Tidewater common stock issued and outstanding and entitled to vote on the record date are present in person or represented by proxy at the Tidewater special meeting. Shares of Tidewater common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the Tidewater special meeting so long as a stockholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the Tidewater special meeting. The proposals for consideration at the Tidewater special meeting are considered “non-routine” matters, and, therefore, no broker has discretion to vote on any of the proposals to be considered at the meeting without voting instructions from the beneficial owner of the shares. A stockholder’s shares that are held in street name will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the Tidewater issuance proposal requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. Broker non-votes and shares held by Tidewater stockholders that neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting, will have no effect on the outcome of any vote to approve the Tidewater issuance proposal. Votes to abstain will have the same effect as a vote “AGAINST” the Tidewater issuance proposal.

Approval of the Tidewater adjournment proposal requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. Broker non-votes and shares held by Tidewater stockholders that neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting will have no effect on the outcome of any vote on the Tidewater adjournment proposal. Votes to abstain will have the same effect as a vote “AGAINST” the Tidewater adjournment proposal.

Under the NYSE rules, brokers who hold shares in street name for the beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE rules determine to be “non-routine.” With respect to non-routine matters, a broker does not have discretionary authority to vote in the absence of instructions and will not vote on proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the Tidewater special meeting. As a result, any shares held in street name will not be voted on any matter unless you affirmatively instruct your bank, broker or nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

Recommendation of the Tidewater Board

The Tidewater Board unanimously recommends that you vote “FOR” the Tidewater issuance proposal and “FOR” the Tidewater adjournment proposal.

Special Meeting of GulfMark Stockholders

The GulfMark special meeting will be held on November 15, 2018 at 9:00 AM Eastern Time at the offices of Gibson, Dunn & Crutcher LLP at 200 Park Avenue, New York, New York 10166. The purpose of the GulfMark special meeting is to consider and vote on the GulfMark merger proposal, the GulfMark compensation proposal and, if necessary, the GulfMark adjournment proposal.

Approval of the GulfMark merger proposal is a condition to the respective obligations of Tidewater and GulfMark to consummate the business combination.

Only holders of record of issued and outstanding shares of GulfMark common stock as of the close of business on October 12, 2018, the record date for the GulfMark special meeting, are entitled to notice of, and to vote at, the GulfMark special meeting or any adjournment or postponement of the GulfMark special meeting. You may cast one vote for each share of GulfMark common stock that you owned as of the close of business on that record date.

A quorum of GulfMark stockholders is necessary to hold a valid meeting. A quorum will exist at the GulfMark special meeting with respect to each matter to be considered at the GulfMark special meeting if the holders of a majority of shares of GulfMark common stock outstanding and entitled to vote on the record date are present in person or represented by proxy at the GulfMark special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions. Shares of GulfMark common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the GulfMark special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals brought before the GulfMark special meeting. The proposals for consideration at the GulfMark special meeting are considered “non-routine” matters, and, therefore, no broker has discretion to vote on any of the proposals to be considered at the meeting without instructions from the beneficial owner of the shares. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the GulfMark merger proposal requires the affirmative vote of a majority of the shares of GulfMark common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Failures to vote, votes to abstain, and broker non-votes will have the same effect as a vote “AGAINST” the GulfMark merger proposal.

Approval of the GulfMark compensation proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark compensation proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark compensation proposal.

Approval of the GulfMark adjournment proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark adjournment proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark adjournment proposal.

Under the NYSE rules, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE rules determine to be “non-routine.” With respect to non-routine matters, a broker does not have discretionary authority to vote in the absence of instructions and will not vote on proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the GulfMark special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

Recommendation of the GulfMark Board

The GulfMark Board unanimously recommends that you vote “FOR” the GulfMark merger proposal, “FOR” the GulfMark compensation proposal, and “FOR” the GulfMark adjournment proposal.

Directors of Tidewater Following the Business Combination

Upon consummation of the first merger, the size of the Tidewater Board will be increased from seven to ten directors. Pursuant to the terms of the merger agreement, Tidewater will cause the Tidewater Board to be comprised of the following directors at the effective time of the first merger:

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seven directors selected by Tidewater, who initially will be John T. Rynd, Thomas R. Bates, Jr., Alan J. Carr, Randee E. Day, Dick Fagerstal, Steven L. Newman and Larry T. Rigdon (all seven members of the current Tidewater Board); and

•	three directors selected by GulfMark, who initially will be Louis Raspino, Robert Tamburrino, and Kenneth Traub.

Tidewater has agreed to cause each of the GulfMark designated directors to be included in the slate of nominees recommended by the Tidewater Board to the Tidewater stockholders for election as directors at the next annual meeting of Tidewater stockholders to occur following the effective time of the first merger and has further agreed to use no less rigorous efforts to solicit proxies in favor of the GulfMark designated directors than the manner in which Tidewater supports all other nominees proposed by the Tidewater Board at such meeting. However, if following the completion of the business combination, (i) the Tidewater Board determines in good faith that including a GulfMark designated director in the slate of nominees for election as a director at the next annual meeting would be a breach of its fiduciary duties under applicable legal requirement, or (ii) any GulfMark designated director resigns or is unable to serve for any other reason prior to the first anniversary following the next annual meeting (each such GulfMark designated director defined as a “removed designee”), then, in each such case, the remaining GulfMark designated directors will select a replacement for such removed designee that is reasonably satisfactory to the Tidewater Board.

As of the effective time of the first merger, the Tidewater bylaws will be amended as necessary to provide for the foregoing commitments. Such provision may not be amended prior to the first anniversary of the first annual meeting of Tidewater stockholders following the completion of the business combination without the affirmative vote of at least 85% of the Tidewater Board.

Interests of GulfMark Directors and Executive Officers in the Business Combination

GulfMark’s directors and executive officers have interests in the business combination that are different from, or in addition to, the interests of GulfMark’s stockholders generally. These interests include, but are not limited to, continued service of certain members of the GulfMark Board on the board of directors of the combined company, and the treatment of GulfMark RSUs, including accelerated vesting at the effective time of the first merger of GulfMark RSUs held by directors and potential “double trigger” accelerated vesting of GulfMark RSUs held by executive officers in the event of a qualifying termination or resignation of employment within one year following the first merger effective time. In addition, Messrs. Kneen and Rubio may become entitled to guaranteed payments of certain 2018 bonus amounts on the effective date of the first merger if they remain employed through such date, as well as the general severance payments under their respective employment agreements in the event of any termination of employment. Furthermore, Tidewater has agreed to recommend three individuals designated by GulfMark for election as directors of Tidewater, and GulfMark directors and executive officers have rights to ongoing indemnification and insurance coverage under the merger agreement. Additionally, as of October 9, 2018, Captain Q and its affiliates hold (i) 853,331 shares of Tidewater common stock, equal to approximately 3.14% of Tidewater common stock issued and outstanding (ii) 139,207 Tidewater equity warrants (as defined below) and 139,769 Tidewater creditor warrants (as defined below), (iii) a $5,964,056 aggregate principal amount of Tidewater’s New Secured Notes (as defined below), and (iv) swaps representing economic exposure comparable to an additional 25,290 shares of Tidewater common stock and 85,347 Tidewater equity warrants. Scott McCarty, a member of the GulfMark Board, is an employee of an affiliate of Captain Q.

The members of the GulfMark Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the business combination and in determining to recommend to GulfMark stockholders that they adopt the merger agreement.

These interests are described in more detail in the section entitled “The Business Combination—Interests of GulfMark Directors and Executive Officers in the Business Combination” beginning on page 118.

Conditions to the Completion of the Business Combination

Mutual Closing Conditions. Under the merger agreement, the respective obligations of Tidewater and GulfMark to consummate the business combination are subject to the satisfaction or waiver at or prior to the effective time of the first merger of the following conditions:

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Tidewater Stockholder Approval. The Tidewater issuance proposal must have been approved by the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal.

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GulfMark Stockholder Approval. The GulfMark merger proposal must have been duly adopted by holders of a majority of the outstanding shares of GulfMark common stock entitled to vote thereon at the GulfMark special meeting.

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NYSE Listing. The shares of Tidewater common stock issuable to GulfMark stockholders upon the consummation of the first merger must have been authorized for listing on the NYSE subject to the official notice of issuance.

•	Regulatory Consents. If determined by the parties to be applicable to the business combination, any waiting period under the HSR Act shall have expired or been terminated.

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Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have been declared effective by the SEC pursuant to the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated or threatened by the SEC seeking such a stop order.

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No Restraints. No temporary restraining order, or preliminary or permanent injunction preventing the consummation of the business combination shall have been issued and remain in effect, and there shall not be any law enacted or deemed applicable to the business combination that makes consummation of the business combination illegal.

Tidewater Closing Conditions. Under the merger agreement, the obligations of Tidewater to complete the business combination are subject to the satisfaction or waiver of the following additional conditions:

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certain representations and warranties of GulfMark regarding corporate authority, due authorization of the transactions contemplated by the merger agreement, advisability and fairness of the transactions contemplated by the merger agreement, and broker’s and finder’s fees must be true and correct, without regard to materiality qualifiers, in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

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the representations and warranties of GulfMark regarding the absence of any material adverse effect on GulfMark and its subsidiaries since December 31, 2017 must be true and correct in all respects as of the date of the merger agreement;

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certain representations and warranties of GulfMark regarding aspects of its capitalization must be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), subject to de minimis exceptions;

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the other representations and warranties of GulfMark must be true and correct, without regard to materiality, GulfMark material adverse effect (as defined in the merger agreement as “Company Material Adverse Effect” and summarized under “The Merger Agreement—Definition of Material

Adverse Effect” on page 133), or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a GulfMark material adverse effect;

•	GulfMark must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing;

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Since July 15, 2018, there shall not have occurred a GulfMark material adverse effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances then in existence, would reasonably be expected to have a GulfMark material adverse effect;

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Tidewater must have received a certificate signed by the chief executive officer and chief financial officer of GulfMark to the effect that the foregoing closing conditions have been duly satisfied; and

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Tidewater must have received a legal opinion of Weil, Gotshal & Manges LLP (“Weil”) (or Gibson, Dunn & Crutcher LLP (“Gibson”), if Weil does not render such opinion), dated as of the closing date and addressed to Tidewater, to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

GulfMark Closing Conditions. Under the merger agreement, the obligation of GulfMark to complete the business combination is subject to the satisfaction or waiver of the following additional conditions:

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certain representations and warranties of Tidewater regarding corporate authority, due authorization of the transactions contemplated by the merger agreement, advisability and fairness of the transactions contemplated by the merger agreement, and broker’s and finder’s fees must be true and correct, without regard to materiality qualifiers, in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

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the representations and warranties of Tidewater regarding the absence of any material adverse effect on Tidewater and its subsidiaries since December 31, 2017 must be true and correct in all respects as of the date of the merger agreement;

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certain representations and warranties of Tidewater regarding aspects of its capitalization must be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), subject to de minimis exceptions;

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the other representations and warranties of Tidewater must be true and correct, without regard to materiality, Tidewater material adverse effect (as defined in the merger agreement as “Parent Material Adverse Effect” and summarized under “The Merger Agreement—Definition of Material Adverse Effect” on page 133), or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Tidewater material adverse effect;

•	Tidewater must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing;

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Since July 15, 2018, there shall not have occurred a Tidewater material adverse effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances then in existence, would reasonably be expected to have a Tidewater material adverse effect;

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GulfMark must have received a certificate signed by the chief executive officer and chief financial officer of Tidewater to the effect that the foregoing closing conditions have been duly satisfied; and

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GulfMark must have received a legal opinion of Gibson (or Weil, if Gibson does not render such opinion), dated as of the closing date and addressed to GulfMark, to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals

The merger agreement precludes Tidewater and GulfMark from soliciting or engaging in discussions or negotiations with a third party with respect to any acquisition proposal or acquisition inquiry (as such terms are defined in merger agreement and summarized in the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals” beginning on page 138). However, if Tidewater or GulfMark receives an unsolicited acquisition proposal from a third party that did not result from a material breach of the non-solicitation obligations set forth in the merger agreement and the Tidewater Board or the GulfMark Board, as applicable, (i) determines in good faith (after consultation with its legal counsel and financial advisor) that such acquisition proposal could reasonably be expected to result in a superior offer (as defined as, when referring to GulfMark, a “Company Superior Offer,” and when referring to Tidewater, a “Parent Superior Offer” in the merger agreement and summarized in the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals—Definition of Superior Offer” beginning on page 143), and (ii) concludes in good faith (after consultation with its outside legal counsel) that failure to take such action could reasonably be expected to constitute a breach of its fiduciary duties under applicable legal requirements, then Tidewater or GulfMark, as applicable, may, subject to compliance with notice requirements and entering into a confidentiality agreement in accordance with the merger agreement, furnish certain information to, and enter into discussions or negotiations with, that third party about such acquisition proposal (subject to providing a copy of any such information provided to such third party to the other party to the merger agreement).

For more information, see the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals” beginning on page 138 and in the merger agreement.

Changes of Recommendation

Tidewater Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the Tidewater Board (or, if applicable, any committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that the Tidewater stockholders approve the Tidewater issuance proposal;

•	withdraw or modify such recommendation in a manner adverse to GulfMark;

•	fail to reaffirm its recommendation that Tidewater stockholders approve the Tidewater issuance proposal, or fail to publicly state that the first merger and the transactions contemplated by the merger agreement are in the best interest of Tidewater stockholders, within 10 business days after GulfMark reasonably requests (which requests shall be limited to no more than once every 30 days) in writing that such action be taken;

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fail to publicly announce, within 10 business days after a tender offer or exchange offer with respect to the securities of Tidewater or any of its subsidiaries is commenced, a statement disclosing that the Tidewater Board recommends rejection of such tender or exchange offer;

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fail to issue, within 10 business days following a request by GulfMark after an acquisition proposal with respect to Tidewater or any of its subsidiaries is publicly announced, a press release announcing its opposition to such acquisition proposal; or

•	resolve or publicly propose to take any of the above actions.

The taking of any of the actions described in any of the bullet points above is referred to in this joint proxy statement/prospectus as a “Tidewater change in recommendation.”

Tidewater Permitted Changes in Recommendation in Connection with a Superior Offer

At any time prior to the time that the Tidewater issuance proposal has been approved by Tidewater stockholders, if Tidewater receives an unsolicited bona fide written acquisition proposal that has not been withdrawn, the Tidewater Board may make a Tidewater change in recommendation if:

•

Tidewater has not materially breached the non-solicitation obligations or the provisions related to a Tidewater change in recommendation in connection with such acquisition proposal, in each case, as set forth in the merger agreement;

•

the Tidewater Board determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) that such acquisition proposal constitutes a superior offer, and that the failure to take such actions could reasonably be expected to constitute a breach of its fiduciary duties under Delaware law; and

•

the Tidewater Board has complied with certain rights of GulfMark to match such superior offer, which are described in the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals—Tidewater Permitted Changes of Recommendation in Connection with a Superior Offer” beginning on page 140.

Tidewater Permitted Changes of Recommendation in Connection with an Intervening Event

At any time prior to the time that the Tidewater issuance proposal has been approved by Tidewater stockholders, if a Tidewater intervening event (as defined in the merger agreement as a “Parent Intervening Event” and summarized in the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals—Tidewater Permitted Changes of Recommendation in Connection with an Intervening Event” beginning on page 141) occurs and, after complying with certain rights of GulfMark to negotiate (which are described in the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals—Tidewater Permitted Changes of Recommendation in Connection with an Intervening Event” beginning on page 141), the Tidewater Board determines in good faith, after consultation with its outside legal counsel, that the failure to make a Tidewater change in recommendation could reasonably be expected to constitute a breach of its fiduciary duties under Delaware law, then the Tidewater Board may make a Tidewater change in recommendation.

GulfMark Restrictions on Changes of Recommendation

Similarly, and subject to certain exceptions described below, the GulfMark Board (or, if applicable, any committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that the GulfMark stockholders approve the GulfMark merger proposal;

•	withdraw or modify such recommendation in a manner adverse to Tidewater;

•

fail to reaffirm its recommendation that GulfMark stockholders approve the GulfMark merger proposal, or fail to publicly state that the first merger and the transactions contemplated by the merger agreement are in the best interest of GulfMark stockholders, within 10 business days after Tidewater reasonably requests (which requests shall be limited to no more than once every 30 days) in writing that such action be taken;

•

fail to publicly announce, within 10 business days after a tender offer or exchange offer with respect to the securities of GulfMark or any of its subsidiaries is commenced, a statement disclosing that the GulfMark Board recommends rejection of such tender or exchange offer;

•

fail to issue, within 10 business days following a request by Tidewater after an acquisition proposal with respect to GulfMark or any of its subsidiaries is publicly announced, a press release announcing its opposition to such acquisition proposal; or

•	resolve or publicly propose to take any of the above actions.

The taking of any of the actions described in any of the bullet points above is referred to in this joint proxy statement/prospectus as a “GulfMark change in recommendation.”

GulfMark Permitted Changes of Recommendation in Connection with a Superior Offer

At any time prior to the time that the GulfMark merger proposal has been approved by GulfMark stockholders, if GulfMark receives an unsolicited bona fide written acquisition proposal that has not been withdrawn, the GulfMark Board may make a GulfMark change in recommendation if:

•

GulfMark has not materially breached the non-solicitation obligations or the provisions related to a GulfMark change in recommendation in connection with such acquisition proposal, in each case, as set forth in the merger agreement;

•

the GulfMark Board determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) that such acquisition proposal constitutes a superior offer, and that the failure to take such actions could reasonably be expected to constitute a breach of its fiduciary duties under Delaware law; and

•

the GulfMark Board has complied with certain rights of Tidewater to match such superior offer, which are described in the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals—GulfMark Permitted Changes of Recommendation in Connection with a Superior Offer” beginning on page 142.

GulfMark Permitted Changes of Recommendation in Connection with an Intervening Event

At any time prior to the time that the GulfMark merger proposal has been approved by GulfMark stockholders, if a GulfMark intervening event (as defined in the merger agreement as a “Company Intervening Event” and summarized in the section entitled “The Merger Agreement—Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals—GulfMark Permitted Changes of Recommendation in Connection with an

Intervening Event” beginning on page 142) occurs and, after complying with certain rights of Tidewater to negotiate (which are described in the section entitled “The Merger Agreement— Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals—GulfMark Permitted Changes of Recommendation in Connection with an Intervening Event” beginning on page 142), the GulfMark Board determines in good faith, after consultation with its outside legal counsel, that the failure to make a GulfMark change in recommendation could reasonably be expected to constitute a breach of its fiduciary duties under Delaware law, then the GulfMark Board may make a GulfMark change in recommendation.

Termination

Tidewater and GulfMark may terminate the merger agreement and abandon the business combination at any time prior to the effective time of the first merger by mutual written consent of Tidewater and GulfMark.

The merger agreement may also be terminated by either Tidewater or GulfMark at any time prior to the effective time of the first merger in any of the following situations:

•

the completion of the first merger does not occur by January 31, 2019 (an “end date termination event”), if the failure to consummate the business combination is not attributable to a failure on the part of the terminating party to perform any covenant or obligation in the merger agreement required to be performed by such terminating party at or prior to the effective time of the first merger, provided, that if the parties determine that the receipt of antitrust clearance is required in the United States to complete the business combination and on January 31, 2019, the waiting period for HSR approval has not been satisfied or waived or there is a challenge by a governmental body under any antitrust law in the U.S. and all other conditions to closing have been satisfied or waived, either party may extend the end date to April 30, 2019 by providing written notice to the other party;

•

the Tidewater special meeting is held and the Tidewater stockholders do not approve the Tidewater issuance proposal at such meeting or at any permitted adjournment or postponement of such meeting in accordance with the merger agreement;

•

the GulfMark special meeting is held and the GulfMark stockholders do not approve the GulfMark merger proposal at such meeting or at any permitted adjournment or postponement of such meeting in accordance with the merger agreement; or

•

a court of competent jurisdiction or other governmental body issues a final and nonappealable order, or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the completion of the business combination.

In addition, the merger agreement may be terminated by Tidewater prior to the effective time of the first merger if:

•

prior to the approval of the GulfMark merger proposal by GulfMark stockholders, a GulfMark triggering event (as defined in the section entitled “The Merger Agreement—Termination” beginning on page 150) occurs; or

•

there is a breach of any representation, warranty, covenant or agreement made by GulfMark in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing relating to the accuracy of the representations and warranties of GulfMark or the condition to closing relating to the covenants or agreements of GulfMark would not be satisfied, and such breach or condition is not curable, or, if curable by the end date termination event, is not cured due to failure of GulfMark to exercise its reasonable best efforts to cure or, despite the exercise of such reasonable best efforts by GulfMark to cure remains uncured within 30 days after written notice thereof is given by Tidewater to GulfMark.

Further, the merger agreement may be terminated by GulfMark prior to the effective time of the first merger if:

•

prior to the approval of the Tidewater issuance proposal by Tidewater stockholders, a Tidewater triggering event (as defined in the section entitled “The Merger Agreement—Termination” beginning on page 150) occurs; or

•

there is a breach of any representation, warranty, covenant or agreement made by Tidewater in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing relating to the accuracy of the representations and warranties of Tidewater or the condition to closing relating to the covenants or agreements of Tidewater would not be satisfied, and such breach or condition is not curable, or, if curable by the end date termination event, is not cured due to failure of Tidewater to exercise its reasonable best efforts to cure or, despite the exercise of such reasonable best efforts by Tidewater to cure remains uncured within 30 days after written notice thereof is given by GulfMark to Tidewater.

For more information, see the section entitled “The Merger Agreement—Termination” beginning on page 150.

Expenses and Termination Fee

Generally, each party is required to pay all fees and expenses incurred by it in connection with the transactions contemplated by the merger agreement. However, the merger agreement provides that, upon termination of the merger agreement under certain circumstances, GulfMark may be obligated to pay Tidewater a termination fee of $13 million, or Tidewater may be obligated to pay GulfMark a termination fee of $35 million. For more information, see the section entitled “The Merger Agreement—Termination” beginning on page 150.

Regulatory Approvals

The completion of the business combination is conditioned on the expiration or termination of any waiting period under the HSR Act, if applicable. Tidewater and GulfMark have determined that the business combination does not require filing of a notification and report under the HSR Act. For more information, see the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Reasonable Best Efforts” beginning on page 145.

Material U.S. Federal Income Tax Consequences of the Business Combination

For a detailed discussion of the material U.S. federal income tax consequences of the mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Business Combination” beginning on page 159. The tax consequences of the mergers to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you from the mergers.

No Appraisal Rights

Under Delaware law, neither Tidewater stockholders nor GulfMark stockholders are entitled to appraisal rights in connection with the business combination.

Expected Timing of the Business Combination

Tidewater and GulfMark currently expect the closing of the business combination to occur in the fourth quarter of 2018. However, as the business combination is subject to the satisfaction or waiver of conditions described in the merger agreement, it is possible that factors outside the control of Tidewater and GulfMark could result in the business combination being completed at an earlier time, a later time, or not at all.

Listing of Shares of Tidewater Common Stock; Delisting and Deregistration of Shares of GulfMark Common Stock

An application will be made to the NYSE to have the shares of Tidewater common stock issued or issuable in connection with the business combination approved for listing on the NYSE, where Tidewater common stock is currently traded under the symbol “TDW.” If the business combination is completed, GulfMark common stock will be delisted from the NYSE MKT and there will no longer be a trading market for such stock. In addition, GulfMark common stock will be deregistered under the Exchange Act, and GulfMark will no longer file periodic reports with the SEC.

For more information on the listing of shares of Tidewater common stock and the delisting and deregistration of shares of GulfMark common stock, see the section entitled “The Merger Agreement—Organizational Documents; Directors, Managers and Officers; NYSE MKT Delisting” beginning on page 129.

Comparison of Stockholders’ Rights

The rights of GulfMark stockholders who receive shares of Tidewater common stock in the first merger will be governed by the amended and restated certificate of incorporation of Tidewater, dated July 31, 2017 (the “Tidewater certificate of incorporation”), the amended and restated bylaws of Tidewater (the “Tidewater bylaws”), and the corporate governance principles of Tidewater rather than by the amended and restated certificate of incorporation of GulfMark, dated November 14, 2017, (the “GulfMark certificate of incorporation”), the amended and restated bylaws of GulfMark (the “GulfMark bylaws”), and the corporate governance principles of GulfMark. As a result, these GulfMark stockholders will have different rights once they become stockholders of Tidewater due to the differences in the governing documents of Tidewater and GulfMark. The key differences are described in the section entitled “Comparison of Stockholders’ Rights” beginning on page 276.

RISK FACTORS

In addition to the other information contained or, in the case of GulfMark, incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 56, Tidewater stockholders should carefully consider the following risks before deciding how to vote with respect to the proposals to be considered and voted on at the Tidewater special meeting and GulfMark stockholders should carefully consider the following risks before deciding how to vote with respect to the proposals to be considered and voted on at the GulfMark special meeting. Tidewater stockholders and GulfMark stockholders should also consider the other information in this joint proxy statement/prospectus and, with respect to GulfMark, the other documents incorporated by reference herein, particularly the risk factors contained in GulfMark’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. See the section entitled “Where You Can Find More Information” beginning on page 314.

Risks Relating to the Business Combination

Because the market price of shares of Tidewater common stock will fluctuate prior to the consummation of the first merger, GulfMark stockholders cannot be certain of the precise value of the merger consideration they will receive in the first merger.

At the time the first merger is completed, each issued and outstanding share of GulfMark common stock (other than excluded shares as defined in the section entitled “The Business Combination—Consideration to GulfMark Stockholders” beginning on page 74) will be converted into the right to receive 1.100 shares of Tidewater common stock. The exchange ratio for the merger consideration is fixed, and there will be no adjustment to the merger consideration for changes in the market price of shares of Tidewater common stock or GulfMark common stock prior to the completion of the first merger. If the first merger is completed, there will be a time lapse between each of the date of this joint proxy statement/prospectus, the dates on which GulfMark stockholders vote to approve the GulfMark merger proposal at the GulfMark special meeting and Tidewater stockholders vote to approve the Tidewater issuance proposal at the Tidewater special meeting, and the date on which GulfMark stockholders entitled to receive the merger consideration actually receive such merger consideration. The market value of shares of Tidewater common stock may fluctuate during and after these periods as a result of a variety of factors (many of which are outside of Tidewater’s or GulfMark’s control), including general market and economic conditions, changes in Tidewater’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond the control of Tidewater and GulfMark. Consequently, at the time GulfMark stockholders must decide whether to adopt the merger agreement, they will not know the actual market value of any merger consideration they will receive when the first merger is completed. The actual value of any merger consideration received by GulfMark stockholders at the completion of the first merger will depend on the market value of the shares of Tidewater common stock at that time. This market value may differ, possibly materially, from the market value of shares of Tidewater common stock at the time the merger agreement was entered into or at any other time. GulfMark stockholders should obtain current stock quotations for shares of Tidewater common stock before voting their shares of GulfMark common stock. For additional information about the GulfMark merger consideration, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 126.

The market price of shares of Tidewater common stock will continue to fluctuate after the completion of the business combination.

Upon completion of the business combination, holders of GulfMark common stock will become holders of shares of Tidewater common stock. The market price of shares of Tidewater common stock may fluctuate significantly following completion of the business combination and holders of GulfMark common stock could lose some or all of the value of their investment in Tidewater common stock. In addition, the stock market has experienced significant price and volume fluctuations which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Tidewater common stock, regardless of Tidewater’s actual operating performance.

GulfMark stockholders will have a reduced ownership and voting interest in the combined company after the completion of the business combination and will exercise less influence over management.

Currently, GulfMark stockholders have the right to vote in the election of the GulfMark Board and the power to approve or reject any matters requiring stockholder approval under Delaware law and GulfMark’s certificate of incorporation and GulfMark’s bylaws. Upon completion of the business combination, each GulfMark stockholder who receives shares of Tidewater common stock in connection with the business combination will become a stockholder of Tidewater with a percentage ownership of Tidewater that is smaller than the GulfMark stockholder’s current percentage ownership of GulfMark. Upon completion of the business combination, each GulfMark warrant holder who exercises such holder’s warrant will become a stockholder of Tidewater with a percentage ownership of Tidewater that is smaller than the GulfMark warrant holder’s percentage ownership of GulfMark would have been had the warrant been exercised prior to closing. Based on the number of issued and outstanding shares of Tidewater common stock and shares of GulfMark common stock as of July 13, 2018 and on the exchange ratio of 1.100, with 7,500,275 shares of GulfMark common stock in the aggregate converted into the right to receive merger consideration, after completion of the first merger, GulfMark stockholders, in the aggregate, are expected to become owners of approximately 26% of the pro forma equity of the combined company, without giving effect to any shares of Tidewater common stock held by GulfMark stockholders prior to the completion of the business combination. Even if all former GulfMark stockholders voted together on all matters presented to Tidewater stockholders from time to time, the former GulfMark stockholders would exercise significantly less influence over Tidewater after the completion of the business combination relative to their influence over GulfMark prior to the completion of the business combination, and thus would have a less significant impact on the election of the Tidewater Board and on the approval or rejection of future Tidewater proposals submitted to a stockholder vote.

Shares of Tidewater common stock received by GulfMark stockholders as a result of the business combination will have different rights from shares of GulfMark common stock.

Upon completion of the business combination, GulfMark stockholders will no longer be stockholders of GulfMark, and GulfMark stockholders will become stockholders of Tidewater. There are certain differences between the current rights of GulfMark stockholders and the rights to which such stockholders will be entitled as stockholders of Tidewater. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 276 for a discussion of the different rights associated with the shares of Tidewater common stock.

The market price of shares of Tidewater common stock may be affected by factors different from those that historically have affected shares of GulfMark common stock.

Upon completion of the business combination, holders of GulfMark common stock will become holders of Tidewater common stock. The operational focus and market presence of Tidewater differ from those of GulfMark in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Tidewater after the completion of the business combination, as well as the market price of shares of Tidewater common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of GulfMark. Following the completion of the business combination, GulfMark will be part of a larger company with a broader geographic footprint, so decisions affecting GulfMark may be made in the context of the larger combined business as a whole rather than the GulfMark businesses individually. For a discussion of the businesses of Tidewater and GulfMark and of some important factors to consider in connection with those businesses, see the sections entitled “Information About the Companies” beginning on page 58 and “Additional Information About Tidewater” beginning on page 188, and, in the case of GulfMark, the documents incorporated by reference in the section entitled “Where You Can Find More Information” beginning on page 314, including, in particular, in the section entitled “Risk Factors” in GulfMark’s Annual Report on Form 10-K for the year ended December 31, 2017 and GulfMark’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.

The merger agreement limits Tidewater’s ability and GulfMark’s ability to pursue alternatives to the business combination.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to Tidewater or GulfMark that might result in greater value to Tidewater’s or GulfMark’s respective stockholders than the business combination, or may result in a potential acquirer of Tidewater, or a potential competing acquirer of GulfMark, proposing to pay a lower per share price to acquire Tidewater or GulfMark, respectively, than it might otherwise have proposed to pay. These provisions include a general prohibition on Tidewater and GulfMark from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Tidewater Board or the GulfMark Board, entering into discussions with any third party regarding any acquisition proposal or offer for a competing transaction. GulfMark also has an unqualified obligation to submit the GulfMark merger proposal to a vote by its stockholders, even if GulfMark receives an alternative acquisition proposal that the GulfMark Board believes is superior to the business combination, and Tidewater has an unqualified obligation to submit the Tidewater issuance proposal to a vote by its stockholders, even if Tidewater receives an alternative acquisition proposal that the Tidewater Board believes is superior to the business combination, in each case unless Tidewater or GulfMark, as applicable, terminates the merger agreement in accordance with its terms prior to such time. In some circumstances, upon termination of the merger agreement, one of the parties may also be required to pay a termination fee. See the section entitled “The Merger Agreement—Termination” beginning on page 150.

The merger agreement may be terminated in accordance with its terms, and the business combination may not be completed.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the business combination. There can be no assurance that all of the conditions to the completion of the business combination will be so satisfied or waived. If the conditions to the completion of the business combination are not satisfied or waived, Tidewater and GulfMark will be unable to consummate the business combination and the merger agreement may be terminated. Such conditions include, among others:

•	the adoption by GulfMark stockholders of the GulfMark merger proposal;

•	the approval by Tidewater stockholders of the Tidewater issuance proposal;

•	the approval to list Tidewater common stock issuable to GulfMark stockholders in connection with the first merger on the NYSE;

•	the expiration or early termination of the waiting period applicable to the business combination under the HSR Act, if applicable;

•	the absence of a temporary restraining order, any governmental order or law prohibiting the completion of the business combination;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part;

•	the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement);

•	Tidewater’s and GulfMark’s performance of their respective obligations under the merger agreement in all material respects;

•	the absence of a material adverse effect for Tidewater and the absence of a material adverse effect for GulfMark; and

•

GulfMark’s receipt of a written opinion of Gibson (or Weil, if Gibson does not render such opinion) regarding the U.S. federal income tax treatment of the transaction; and Tidewater’s receipt of a written opinion from Weil (or Gibson, if Weil does not render such opinion) regarding the U.S. federal income tax treatment of the transaction.

These conditions to the completion of the business combination may not be fulfilled in a timely manner or at all, and, accordingly, the completion of the business combination may be delayed or the business combination may not be completed at all and the merger agreement may be terminated.

In addition, if the business combination is not completed by January 31, 2019 (as extended under certain circumstances), either Tidewater or GulfMark may choose not to proceed with the business combination, and the parties can mutually decide to terminate the merger agreement at any time, before or after the stockholder approvals. In addition, Tidewater and GulfMark may elect to terminate the merger agreement in certain other circumstances. See the section entitled “The Merger Agreement—Termination” beginning on page 150.

Failure to consummate the business combination could negatively impact the price of shares of Tidewater common stock and the price of shares of GulfMark common stock, as well as Tidewater’s and GulfMark’s respective future businesses and financial results.

If the business combination is not completed for any reason, including the failure to receive the required approvals of Tidewater’s and GulfMark’s respective stockholders, Tidewater’s and GulfMark’s respective businesses and financial results may be adversely affected as follows:

•	Tidewater and GulfMark may experience negative reactions from the financial markets, including negative impacts on the market price of shares of Tidewater common stock and GulfMark common stock;

•

the manner in which customers, vendors, business partners and other third parties perceive Tidewater and GulfMark may be negatively impacted, which in turn could affect Tidewater’s and GulfMark’s marketing operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•	Tidewater and GulfMark may experience negative reactions from employees; and

•

Tidewater and GulfMark will have expended time and resources that could otherwise have been spent on Tidewater’s and GulfMark’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and Tidewater’s and GulfMark’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the merger agreement is terminated and either party’s board seeks an alternative transaction, such party’s stockholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the business combination. If the merger agreement is terminated under specified circumstances, either Tidewater or GulfMark may be required to pay the other party a termination fee. See the section entitled “The Merger Agreement—Termination” beginning on page 150 for a description of these circumstances.

Regulators may impose conditions that are not presently anticipated or cannot be met. In addition, an adverse outcome of any required antitrust or similar review undertaken by a governmental authority could prevent the business combination from being completed or have an adverse effect on Tidewater following the completion of the business combination.

Completion of the business combination is conditioned upon the approval by the NYSE of the listing of the shares of Tidewater common stock to be issued in the first merger upon official notice of issuance and, if applicable, the expiration or termination of the waiting period applicable to the business combination under the HSR Act.

The parties have determined that a notification and filing is not required under the HSR Act. Notwithstanding that determination, the FTC or the Antitrust Division of the DOJ could take action under antitrust laws to prevent or rescind the business combination, require the divestiture of assets, impose conditions on the completion of the business combination or require changes to the terms of the business combination or the merger agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding completion of the business combination or of imposing additional costs or limitations on Tidewater following completion of the business combination, any of which might have an adverse effect on Tidewater following completion of the business combination. Additionally, state attorneys general could seek to block or challenge the completion of the business combination as they deem necessary or desirable in the public interest at any time, including after completion of the business combination. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin the business combination, before or after the completion of the business combination.

Other regulatory notices and approvals may be required in connection with the business combination.

Tidewater and GulfMark will be subject to business uncertainties while the business combination is pending, which could adversely affect their respective businesses.

Uncertainty about the effect of the business combination on employees and customers may have an adverse effect on Tidewater and GulfMark. These uncertainties may impair Tidewater’s and GulfMark’s ability to attract, retain and motivate key personnel until the business combination is completed and for a period of time thereafter, and could cause customers and others that deal with Tidewater and GulfMark to seek to change their existing business relationships with Tidewater and GulfMark, respectively. Employee retention at GulfMark may be particularly challenging during the pendency of the business combination, as employees may experience uncertainty about their roles with Tidewater following the business combination. The pursuit of the business combination and the preparation for the integration may also place a significant burden on management and internal resources. The diversion of management’s attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could adversely affect Tidewater’s and GulfMark’s financial results.

In addition, the merger agreement restricts Tidewater and GulfMark from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires the parties to continue their operations in the ordinary course, until completion of the business combination. These restrictions may prevent Tidewater and GulfMark from pursuing attractive business opportunities that may arise prior to the completion of the business combination. Please see the section entitled “The Merger Agreement—Interim Operations of Tidewater and GulfMark Pending the Business Combination,” beginning on page 134, for a description of the restrictive covenants to which Tidewater and GulfMark are subject.

Directors and executive officers of GulfMark have interests in the business combination that are different from, or in addition to, the interests of GulfMark stockholders.

Directors and executive officers of GulfMark have interests in the business combination that are different from, or in addition to, the interests of GulfMark stockholders generally. These interests include, among others, the treatment of GulfMark RSUs (including accelerated vesting at the effective time of the first merger of GulfMark RSUs held by directors and potential “double trigger” accelerated vesting of GulfMark RSUs held by executive officers in the event of a qualifying termination or resignation of employment within one year following the first merger effective time), the guaranteed payment of certain 2018 bonus amounts to Messrs. Kneen and Rubio if they remain employed through the closing date of the first merger, general severance payments under Messrs. Kneen’s and Rubio’s respective employment agreements in the event of any termination of employment, Tidewater’s agreement to recommend three individuals designated by GulfMark for election as directors of Tidewater, and rights to ongoing indemnification and insurance coverage. Additionally, as of October 9, 2018, Captain Q and its affiliates hold (i) 853,331 shares of Tidewater common stock, equal to approximately 3.14% of Tidewater common stock issued and outstanding, (ii) 139,207 Tidewater equity warrants (as defined below) and 139,769 Tidewater creditor warrants (as defined below), (iii) a $5,964,056 aggregate principal amount of Tidewater’s New Secured Notes (as defined below), and (iv) swaps representing economic exposure comparable to an additional 25,290 shares of Tidewater common stock and 85,347 Tidewater equity warrants.

Scott McCarty, a member of the GulfMark Board, is an employee of an affiliate of Captain Q. These interests are described in more detail in the section entitled “The Business Combination—Interests of GulfMark Directors and Executive Officers in the Business Combination” beginning on page 118.

The business combination may not be accretive, and may be dilutive, to Tidewater’s earnings per share and cash flow from operations which may negatively affect the market price of shares of Tidewater common stock.

Earnings per share and cash flow from operations in the future are based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in the offshore support vessel market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	production levels;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the offshore support vessel business and energy business;

•	capital expenditure obligations;

•	lower than expected synergies;

•	later than expected recovery timeline in the North Sea;

•	less than expected proceeds from the sale of certain vessels; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, Tidewater’s earnings per share or cash flow from operations could cause the market price of Tidewater common stock to decline.

Tidewater and GulfMark will incur significant transaction and merger-related costs in connection with the business combination, which may be in excess of those anticipated by Tidewater or GulfMark.

Each of Tidewater and GulfMark has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, including the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the business combination.

Tidewater and GulfMark expect to continue to incur a number of non-recurring costs associated with the completion of the business combination, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the business combination and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs and filing fees.

Tidewater and GulfMark will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in connection with the business combination and the integration of the two companies’ businesses. Although Tidewater and GulfMark each expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Tidewater and GulfMark to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “The integration of GulfMark into Tidewater may not be as successful as anticipated” below.

The costs described above, as well as other unanticipated costs and expenses could have an adverse effect on the financial condition and operating results of Tidewater following the completion of the business combination.

Many of these costs will be borne by Tidewater and/or GulfMark even if the business combination is not completed.

The opinions of Tidewater’s and GulfMark’s respective financial advisors do not and will not reflect changes in circumstances between the signing of the merger agreement and the completion of the business combination.

Tidewater and GulfMark received opinions from their respective financial advisors in connection with the signing of the merger agreement on July 15, 2018, but have not requested or obtained, and do not intend to request, updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Tidewater or GulfMark, general market and economic conditions and other factors that may be beyond the control of Tidewater or GulfMark, and on which Tidewater’s and GulfMark’s financial advisors’ opinions were based, may significantly alter the value of Tidewater or GulfMark or the prices of the shares of Tidewater common stock or of the shares of GulfMark common stock by the time the business combination is completed. The opinions do not speak as of the time the business combination will be completed or as of any date other than the dates referenced in such opinions. Because Tidewater and GulfMark do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the business combination is completed. The Tidewater Board’s recommendation that Tidewater stockholders vote “FOR” the Tidewater issuance proposal and the GulfMark Board’s recommendation that GulfMark stockholders vote “FOR” the GulfMark merger proposal, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that Tidewater and GulfMark received from their respective financial advisors, please see the sections entitled “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” and “The Business Combination—Opinion of Evercore, GulfMark’s Financial Advisor” beginning on pages 89 and 104, respectively. A copy of the opinion of Lazard, Tidewater’s financial advisor, is attached as Annex C to this joint proxy statement/prospectus, and a copy of the opinion of Evercore, GulfMark’s financial advisor, is attached as Annex D to this joint proxy statement/prospectus.

Completion of the business combination may trigger change in control or other provisions in certain agreements to which GulfMark is a party.

The completion of the business combination may trigger change in control or other provisions in certain agreements to which GulfMark is a party. If Tidewater and GulfMark are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Tidewater and GulfMark are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to GulfMark.

The combined company’s debt may limit its financial flexibility.

As of June 30, 2018, Tidewater had approximately $445 million of outstanding indebtedness. As of June 30, 2018, GulfMark had approximately $100 million of outstanding indebtedness. Tidewater continues to review the treatment of its and GulfMark’s existing indebtedness and, as a part of the transactions contemplated by the merger agreement, Tidewater intends to repay, retire or otherwise terminate GulfMark’s existing indebtedness. There is no guarantee that Tidewater will be able to do so on favorable terms or at all.

Any increase in Tidewater’s indebtedness could have adverse effects on its financial condition and results of operations, including:

•	increasing Tidewater’s vulnerability to changing economic, regulatory and industry conditions;

•	limiting Tidewater’s ability to compete and Tidewater’s flexibility in planning for, or reacting to, changes in its business and the industry;

•	limiting Tidewater’s ability to pay dividends to its stockholders;

•	limiting Tidewater’s ability to borrow additional funds; and

•

requiring Tidewater to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends and other purposes.

In addition, in connection with executing Tidewater’s business strategies following the completion of the business combination, Tidewater expects to continue to evaluate the possibility of acquiring additional assets and making further strategic investments, and Tidewater may elect to finance these endeavors by incurring additional indebtedness to the extent it is able to do so under its existing debt agreements.

Tidewater’s ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, Tidewater’s financial position and performance, as well as prevailing market conditions and other factors beyond Tidewater’s control. Tidewater cannot assure you that it will be able to obtain such financing on terms acceptable to Tidewater or at all.

The unaudited pro forma condensed consolidated combined financial information and unaudited forecasted financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the completion of the business combination. Future results of the combined company may differ, possibly materially, from the unaudited pro forma condensed consolidated combined financial information and unaudited forecasted financial information presented in this joint proxy statement/prospectus.

The unaudited pro forma condensed consolidated combined financial statements and unaudited forecasted financial information contained in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of Tidewater and GulfMark prior to the completion of the business combination or that of the combined company following the completion of the business combination for several reasons. Specifically, Tidewater and GulfMark have not completed the detailed valuation analyses to arrive at the final estimates of the fair values of the assets to be acquired and liabilities to be assumed and the related allocation of purchase price and the unaudited pro forma condensed consolidated combined financial statements do not reflect the effects of all transaction-related costs and integration costs. See the sections entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements”, and “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” beginning on pages 162 and 167, respectively. In addition, the business combination and post-business combination integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of any litigation or other claims related to the business combination. Unexpected delays in the completion of the business combination or in connection with the post-business combination integration process may significantly increase the related costs and expenses incurred by Tidewater. The actual financial positions and results of operations of Tidewater and GulfMark prior to the completion of the business combination and that of the combined company following the completion of the business combination may be different, possibly materially, from the unaudited pro forma condensed consolidated combined financial statements or forecasted financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed consolidated combined financial statements and forecasted financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of Tidewater common stock may cause a significant change in the purchase price used for Tidewater’s accounting purposes and the unaudited pro forma financial statements contained in this joint proxy statement/prospectus.

The integration of GulfMark into Tidewater may not be as successful as anticipated.

The business combination involves numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired businesses and uncertainties related to design, operation and integration of GulfMark’s internal control over financial reporting. Difficulties in integrating GulfMark into Tidewater may result in GulfMark performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. Tidewater’s and GulfMark’s existing businesses could also be negatively impacted by the business combination. Potential difficulties that may be encountered in the integration process include, among other factors:

•	the inability to successfully integrate the businesses of GulfMark into Tidewater in a manner that permits Tidewater to achieve the cost savings anticipated from the business combination;

•	complexities associated with managing the larger, more complex, integrated business;

•	not realizing anticipated operating synergies or incurring unexpected costs to realize such synergies;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products and services;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the business combination;

•	loss of key employees;

•	integrating relationships with customers, vendors and business partners;

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completion of the business combination and integrating GulfMark’s operations into Tidewater; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Tidewater’s results may suffer if it does not effectively manage its expanded operations following completion of the business combination.

Following completion of the business combination, Tidewater’s success will depend, in part, on its ability to manage its expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of GulfMark into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners.

Even if Tidewater and GulfMark consummate the business combination, Tidewater may fail to realize all of the anticipated benefits of the proposed business combination.

The success of the proposed business combination will depend, in part, on Tidewater’s ability to realize the anticipated benefits and cost savings from combining Tidewater’s and GulfMark’s businesses, including the approximately $30 million of annual cost and operational synergies that Tidewater expects the combined company to realize. The anticipated benefits and cost savings of the proposed business combination may not be realized fully or at all, may take longer to realize than expected, may require more non-recurring costs and expenditures to realize than expected or could have other adverse effects that Tidewater does not currently foresee. Some of the assumptions that Tidewater has made, such as with respect to anticipated operating synergies or the costs associated with realizing such synergies, the benefit from a substantial increase in scale and geographic diversity specifically in the North Sea and the continuation of Tidewater’s investment in its fleet of vessels may not be realized. The integration process may, for each of Tidewater and GulfMark, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the business combination that were not discovered in the course of performing due diligence.

Uncertainties associated with the business combination may cause a loss of management personnel and other employees, which could adversely affect the future business and operations of the combined company.

Tidewater and GulfMark are dependent on the experience and industry knowledge of their officers and other employees to execute their business plans. Each company’s success until the completion of the business combination and the combined company’s success after the completion of the business combination will depend in part upon the ability of Tidewater and GulfMark to retain management personnel and other employees. Current and prospective employees of Tidewater and GulfMark may experience uncertainty about their roles within the combined company prior to and following the completion of the business combination, which may have an adverse effect on the ability of each of Tidewater and GulfMark to attract or retain management and other personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain management and other personnel to the same extent that Tidewater and GulfMark have previously been able to attract or retain their own employees.

The market price of shares of Tidewater common stock may decline in the future as a result of the sale of shares of Tidewater common stock held by former GulfMark stockholders or current Tidewater stockholders.

Based on the number of shares of GulfMark common stock outstanding as of July 13, 2018 (other than excluded shares), Tidewater expects to issue, or reserve for future issuance, up to approximately 11,987,730 shares of Tidewater common stock to GulfMark stockholders, GulfMark RSU holders and GulfMark warrant holders in the business combination. Following their receipt of shares of Tidewater common stock as merger consideration in the business combination, former GulfMark stockholders may seek to sell the shares of Tidewater common stock delivered to them. Other Tidewater stockholders may also seek to sell shares of Tidewater common stock held by them following, or in anticipation of, completion of the business combination. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Tidewater common stock, may affect the market for, and the market price of, Tidewater common stock in an adverse manner.

The combined company may record goodwill and may record other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The business combination will be accounted for as an acquisition by Tidewater in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of GulfMark and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Tidewater. The reported financial condition and results of operations of Tidewater for periods after completion of the business combination will reflect GulfMark balances and results after completion of the business combination, but will not be restated retroactively to reflect the historical financial position or results of operations of GulfMark and its subsidiaries for periods prior to the completion of the business combination. See the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” beginning on page 162.

Under the acquisition method of accounting, the total purchase price will be allocated to GulfMark’s tangible assets and liabilities and any identifiable intangible assets based on their fair values as of the date of completion of the business combination. The excess of the purchase price over those fair values, if any, would be recorded as goodwill. To the extent the value of tangible assets, goodwill or other identified intangibles becomes impaired, the combined company may incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

The impact of the recent significant federal tax reform on the combined company is uncertain and may significantly affect the operations of the combined company after the business combination.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The changes included in the Tax Act are broad and complex. The impact of these changes on how the combined company’s earnings are taxed include, among other items, (i) reducing the U.S. federal corporate tax rate from 35% to 21%; (ii) repealing the corporate alternative minimum tax and changing how existing credits can be utilized; (iii) temporarily providing for elective immediate expensing for certain depreciable property; (iv) creating a new limitation on the deductibility of interest expense; and (v) changing rules related to uses and limitations of net operating losses created in tax years beginning after December 31, 2017. Tidewater and GulfMark continue to evaluate the Tax Act and its impact on the combined company’s businesses. It is possible that the Tax Act will be subject to further changes either in a technical corrections bill or entirely new legislation. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities. Tidewater expects there will be further guidance provided by these authorities potentially having a material adverse effect on the combined company’s financial condition or results of operations. The impact of broad proposals or of regulatory issuances on the combined company’s business can vary substantially depending upon the specific changes or further guidance made and how the changes or guidance are implemented by the authorities.

Risks Relating to Tidewater’s Business

The prices for oil and gas affect the level of capital spending by Tidewater’s customers.

Even in a more favorable commodity pricing climate, prices for crude oil and natural gas are highly volatile and extremely sensitive to the respective supply/demand relationship for crude oil and natural gas. The significant decline in crude oil and natural gas prices that began in 2014 has continued to cause many of Tidewater’s customers to significantly reduce drilling, completion and other production activities and related spending on Tidewater’s products and services through the six months ended June 30, 2018. Some industry analysts expect that a further decrease in offshore spending is likely during calendar year 2018 and that any improvements in offshore exploration and development activity would likely not occur until late in calendar year 2019 or early in calendar year 2020. In addition, the reduction in demand from Tidewater’s customers has resulted in an oversupply of the vessels available for service, and such oversupply has substantially reduced the prices Tidewater can charge its customers for its services.

Many factors affect the supply of and demand for crude oil and natural gas and, therefore, influence prices of these commodities, including:

•	domestic and foreign supply of oil and natural gas, including increased availability of non-traditional energy resources such as shale oil and gas;

•	prices, and expectations about future prices, of oil and natural gas;

•	domestic and worldwide economic conditions, and the resulting global demand for oil and natural gas;

•

the price and quantity of imports of foreign oil and natural gas including the ability of OPEC to set and maintain production levels for oil, and decisions by OPEC and non-OPEC producers to change production levels;

•	sanctions imposed by the U.S., the European Union, or other governments against oil producing countries;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the level of excess production capacity, available pipeline, storage and other transportation capacity;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the expected rates of decline in production from existing and prospective wells;

•	the discovery rates of new oil and gas reserves;

•	federal, state and local regulation of (i) exploration and drilling activities, (ii) equipment, material, supplies or services that Tidewater furnishes and (iii) oil and gas exports;

•	public pressure on, and legislative and regulatory interest within, federal, state and local governments to stop, significantly limit or regulate hydraulic fracturing (fracking) activities;

•

weather conditions, including hurricanes, that can affect oil and natural gas operations over a wide area and severe winter weather that can interfere with oil and gas development and production operations;

•	political instability and social unrest in oil and natural gas producing countries;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption (such as fracking);

•	the price and availability of alternative fuel and energy sources;

•	uncertainty in capital and commodities markets; and

•	changes in the value of the U.S. dollar relative to other major global currencies.

In recent years, the depressed level of oil and natural gas prices significantly curtailed Tidewater’s customers’ drilling, completion and other production activities and related spending on Tidewater’s services. The energy industry’s level of capital spending is substantially related to current and expected future demand for hydrocarbons and the prevailing commodity prices of crude oil and, to a lesser extent, natural gas. When commodity prices are low, or when Tidewater’s customers believe that they will be low in the future, Tidewater’s customers generally reduce their capital spending budgets for onshore and offshore drilling, exploration and field development. The depressed levels of crude oil and natural gas prices has reduced significantly the energy industry’s level of capital spending and as long as current conditions persist, capital spending and demand for Tidewater’s services may remain similarly depressed. It is difficult to predict how long the current commodity price conditions will continue, or to what extent low commodity prices will affect Tidewater’s business. Because a prolonged material downturn in crude oil and natural gas prices and/or perceptions of long-term lower commodity prices can negatively impact the development plans of exploration and production companies given the long-term nature of large-scale development projects, a downturn of any such duration would likely result in a significant decline in demand for offshore support services. Declining or continuing depressed oil and natural gas prices may result in negative pressures on:

•	customer’s capital spending and spending on Tidewater’s services;

•	charter rates and/or utilization rates;

•	results of operations, cash flows and financial condition;

•	the fair market value of Tidewater’s vessels;

•	ability to maintain or increase Tidewater’s borrowing capacity;

•	ability to obtain additional capital to finance Tidewater’s business and make acquisitions, and the cost of that capital; and

•	the collectability of Tidewater’s receivables.

Moreover, higher commodity prices will not necessarily translate into increased demand for offshore support services or sustained higher pricing for offshore support vessel services, in part because customer demand is based on future commodity price expectations and not solely on current prices. Additionally, increased commodity demand may in the future be satisfied by land-based energy resource production and any increased demand for offshore support vessel services can be more than offset by an increased supply of offshore support vessels resulting from the reactivation of currently idle offshore support vessels and/or the construction of additional offshore support vessels.

Crude oil pricing volatility has increased in recent years as crude oil has emerged as a widely-traded financial asset class. To the extent speculative trading of crude oil causes excessive crude oil pricing volatility, Tidewater’s results of operations could potentially be negatively impacted if such price volatility affects spending and investment decisions of offshore exploration, development and production companies.

Tidewater’s customer base has undergone consolidation, and additional consolidation is possible.

Oil and natural gas companies and other energy companies and energy services companies have undergone consolidation, and additional consolidation is possible. Consolidation reduces the number of customers for Tidewater’s equipment, and may negatively affect exploration, development and production activity as consolidated companies focus, at least initially, on increasing efficiency and reducing costs and may delay or abandon exploration activity with less promise. Such activity could adversely affect demand for Tidewater’s offshore services.

The high level of competition in the offshore marine service industry could negatively impact pricing for Tidewater’s services.

Tidewater operates in a highly competitive industry, which could depress charter and utilization rates and adversely affect its financial performance. Tidewater competes for business with Tidewater’s competitors on the basis of price; reputation for quality service; quality, suitability and technical capabilities of its vessels; availability of vessels; safety and efficiency; cost of mobilizing vessels from one market to a different market; and national flag preference. In addition, competition in international markets may be adversely affected by regulations requiring, among other things, local construction, flagging, ownership or control of vessels, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of supplies from local vendors.

Tidewater derives a significant amount of revenue from a relatively small number of customers.

For the periods from August 1, 2017 through December 31, 2017 (Successor, which refers to Tidewater post-reorganization), April 1, 2017 through July 31, 2017 (Predecessor, which refers to Tidewater pre-reorganization), and the twelve months ended March 31, 2017 (Predecessor), the five largest customers accounted for approximately 45%, 48% and 53%, respectively, of Tidewater’s total revenues, while the 10 largest customers accounted for approximately 64%, 69% and 75%, respectively, of Tidewater’s total revenues. While it is normal for Tidewater’s customer base to change over time as its time charter contracts expire and are replaced, Tidewater’s results of operations, financial condition and cash flows could be materially adversely affected if one or more of these customers were to decide to interrupt or curtail their activities, in general, or their activities with Tidewater, terminate their contracts with Tidewater, fail to renew existing contracts, and/or refuse to award new contracts.

The rise in production of unconventional crude oil and gas resources could increase supply without a commensurate growth in demand which would negatively impact oil and gas prices.

The rise in production of unconventional crude oil and gas resources in North America and the commissioning of a number of new large Liquefied Natural Gas (LNG) export facilities around the world have contributed to an over-supplied natural gas market. Production from unconventional resources has increased as drilling efficiencies have improved, lowering the costs of extraction. There has also been a buildup of crude oil inventories in the United States in part due to the increased development of unconventional crude oil resources. Prolonged increases in the worldwide supply of crude oil and natural gas, whether from conventional or unconventional sources, without a commensurate growth in demand for crude oil and natural gas will likely continue to weigh on the price of crude oil and natural gas. A prolonged period of low crude oil and natural gas prices would likely have a negative impact on development plans of exploration and production companies, which in turn, may result in a decrease in demand for offshore support vessel services.

Uncertain economic conditions may lead Tidewater’s customers to postpone capital spending.

Uncertainty about future global economic market conditions makes it challenging to forecast operating results and to make decisions about future investments. The success of Tidewater’s business is both directly and indirectly dependent upon conditions in the global financial and credit markets that are outside of Tidewater’s control and difficult to predict. Uncertain economic conditions may lead Tidewater’s customers to postpone capital spending in response to tighter credit markets and reductions in Tidewater’s customers’ income or asset values. Similarly, when lenders and institutional investors reduce, and in some cases, cease to provide funding to corporate and other industrial borrowers, the liquidity and financial condition of Tidewater and Tidewater’s customers can be adversely impacted. These factors may also adversely affect Tidewater’s liquidity and financial condition. Factors such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts, security operations, and seaborne refugee issues) can have a material negative effect on Tidewater’s business, revenues and profitability.

An increase in vessel supply without a corresponding increase in the working offshore rig count could exacerbate the industry’s currently oversupplied condition.

Over the past decade, the combination of historically high commodity prices and technological advances resulted in significant growth in deepwater exploration, field development and production. During this time, construction of offshore vessels increased significantly in order to meet projected requirements of customers and potential customers. Excess offshore support vessel capacity usually exerts downward pressure on charter day rates. Excess capacity can occur when newly constructed vessels enter the worldwide offshore support vessel market and also when vessels migrate between markets. A discussion about Tidewater’s vessel fleet and vessel construction programs appears in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Vessel Count, Dispositions, Acquisitions and Construction Programs for the Six Months Ended June 30, 2018 and 2017” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Vessel Count, Dispositions, Acquisitions and Construction Programs for the Nine Months Ended December 31, 2017 and 2016” sections of this joint proxy statement/prospectus.

The offshore support vessel market has approximately 240 new-build offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) either under construction, on order or planned as of June 2018, which may be delivered to the worldwide offshore support vessel market primarily over the next 12 to 24 months, according to IHS-Markit. The current worldwide fleet of these classes of vessels is estimated at 3,520 vessels, according to the same source. An increase in vessel capacity without a corresponding increase in the working offshore rig count could exacerbate the industry’s currently oversupplied condition which may have the effect of lowering charter rates and utilization rates, which, in turn, could result in lower revenues to Tidewater.

In addition, the provisions of U.S. shipping laws restricting engagement of U.S. coastwise trade to vessels controlled by U.S. citizens may from time to time be circumvented by foreign competitors that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. A repeal, suspension or significant modification of U.S. shipping laws, or the administrative erosion of their benefits, permitting vessels that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, could also result in excess vessel capacity and increased competition, especially for Tidewater’s vessels that operate in the United States.

Tidewater operates in various regions throughout the world and is exposed to many risks inherent in doing business in countries other than the United States.

Tidewater operates in various regions throughout the world and is exposed to many risks inherent in doing business in countries other than the United States, some of which have recently become more pronounced. Tidewater’s customary risks of operating internationally include political and economic instability within the host country; possible vessel seizures or nationalization of assets and other governmental actions by the host country, including enforcement of customs, immigration or other laws that are not well developed or consistently enforced; foreign government regulations that favor or require the awarding of contracts to local competitors; an inability to recruit, retain or obtain work visas for workers of international operations; difficulties or delays in collecting customer and other accounts receivable; changing taxation policies; fluctuations in currency exchange rates; foreign currency revaluations and devaluations; restrictions on converting foreign currencies into U.S. dollars; expatriating customer and other payments made in jurisdictions outside of the United States; and import/export quotas and restrictions or other trade barriers, most of which are beyond the control of Tidewater. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legal Proceedings” beginning on page 260 and “Additional Information About Tidewater—Challenges Tidewater Confronts as an International Offshore Vessel Company—Sonatide Joint Venture” beginning on page 199, and Note (14) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for a discussion of Tidewater’s Sonatide joint venture in Angola. While Tidewater no longer operates in Venezuela, Tidewater has substantial operations in Brazil, Mexico, Saudi Arabia, Angola, Nigeria and along the west coast of Africa, which generate a large portion of Tidewater’s revenue, where Tidewater is exposed to the risks described above.

Tidewater is also subject to acts of piracy and kidnappings that put Tidewater’s assets and personnel at risk. The increase in the level of these criminal or terrorist acts over the last several years has been well-publicized.

As a marine services company that operates in offshore, coastal or tidal waters in challenging areas, Tidewater is particularly vulnerable to these kinds of unlawful activities. Although Tidewater takes what it considers to be prudent measures to protect its personnel and assets in markets that present these risks, including solicitation of advice from third-party experts, Tidewater has confronted these kinds of incidents in the past, and there can be no assurance it will not be subjected to them in the future.

The continued threat of terrorist activity, other acts of war or hostility and civil unrest have significantly increased the risk of political, economic and social instability in some of the geographic areas in which Tidewater operates. It is possible that further acts of terrorism or civil unrest may be directed against the United States domestically or abroad, and such acts of terrorism or civil unrest could be directed against properties and personnel of U.S. headquartered companies such as Tidewater. To date, Tidewater has not experienced any material adverse effects on its results of operations and financial condition as a result of terrorism, political instability, civil unrest or war.

Tidewater may not be able to generate sufficient cash flow to meet its debt service and other obligations.

Tidewater’s ability to make payments on its indebtedness and to fund its operations depends on Tidewater’s ability to generate cash in the future. This, to a large extent, is subject to conditions in the oil and natural gas industry, including commodity prices, demand for its services and the prices Tidewater is able to charge for its services, general economic and financial conditions, competition in the markets in which Tidewater operates, the impact of legislative and regulatory actions on how Tidewater conducts its business and other factors, all of which are beyond its control.

Lower levels of offshore exploration and development activity and spending by Tidewater’s customers globally has had a direct and significant impact on its financial performance, financial condition and financial outlook.

Tidewater may record additional losses or impairment charges related to its vessels.

Tidewater reviews the vessels in Tidewater’s active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and Tidewater also performs a review of its stacked vessels not expected to return to active service whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Tidewater has recorded impairment charges of $16.8 million, $184.7 million and $419.9 million, during the period from August 1, 2017 through December 31, 2017 (Successor), the period from April 1, 2017 through July 31, 2017 (Predecessor) and the nine-month period ended December 31, 2016 (Predecessor), respectively. In the event that offshore exploration and production industry conditions continue to deteriorate, or persist at current levels, Tidewater could be subject to additional vessel impairments in future periods. An impairment loss on Tidewater’s property and equipment exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount and the carrying amount exceeds its fair value. Any impairment loss recognized represents the excess of the asset’s carrying value over the estimated fair value. As part of this analysis, Tidewater makes assumptions and estimates regarding future market conditions. To the extent actual results do not meet Tidewater’s estimated assumptions it may take an impairment loss in the future. Additionally, there can be no assurance that Tidewater will not have to take additional impairment charges in the future, if the currently depressed market conditions persist.

There are uncertainties in identifying and/or integrating acquisitions.

Although acquisitions have historically been an element of Tidewater’s business strategy, Tidewater cannot assure that it will be able to identify and acquire acceptable acquisition candidates on terms favorable to Tidewater in the future. Tidewater may be required to incur substantial indebtedness or issue equity to finance future acquisitions. Such additional debt service requirements may impose a significant burden on Tidewater’s results of operations and financial condition, and any equity issuance could have a dilutive impact on Tidewater’s stockholders. Tidewater cannot be certain that it will be able to successfully consolidate the operations and assets of any acquired business with its own business. Acquisitions may not perform as expected when the transaction was completed and may be dilutive to Tidewater’s overall operating results. In addition, Tidewater’s management may not be able to effectively manage a substantially larger business or successfully operate a new line of business.

Tidewater may not be able to successfully enter or grow a new line of business.

Historically, Tidewater’s operations and acquisitions focused primarily on offshore marine vessel services for the oil and gas industry. Entry into, or further development of, lines of business in which Tidewater has not historically operated may expose it to business and operational risks that are different from those Tidewater has experienced historically. Tidewater’s management may not be able to effectively manage these additional risks or implement successful business strategies in new lines of business. Additionally, Tidewater’s competitors in these lines of business may possess substantially greater operational knowledge, resources and experience than Tidewater.

Tidewater may have disruptions or disagreements with its foreign joint venture partners, which could lead to an unwinding of the joint venture.

Tidewater operates in several foreign areas through joint ventures with local companies, in some cases as a result of local laws requiring local company ownership. While the joint venture partner may provide local knowledge and experience, entering into joint ventures often requires Tidewater to surrender a measure of control over the assets and operations devoted to the joint venture, and occasions may arise when Tidewater does not agree with the business goals and objectives of its partner, or other factors may arise that make the continuation of the relationship unwise or untenable. Any such disagreements or discontinuation of the relationship could disrupt Tidewater’s operations, put assets dedicated to the joint venture at risk, or affect the continuity of its business. If Tidewater is unable to resolve issues with a joint venture partner, Tidewater may decide to terminate the joint venture and either locate a different partner and continue to work in the area or seek opportunities for Tidewater’s assets in another market. The unwinding of an existing joint venture could prove to be difficult or time-consuming, and the loss of revenue related to the termination or unwinding of a joint venture and costs related to the sourcing of a new partner or the mobilization of assets to another market could adversely affect Tidewater’s financial condition, results of operations or cash flows. Please refer to “Additional Information About Tidewater—Business” beginning on page 188 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 204 for additional discussion of Tidewater’s Sonatide joint venture in Angola and Tidewater’s joint venture in Nigeria, respectively.

Tidewater’s international operations expose it to currency devaluation and fluctuation risk.

As a global company, Tidewater’s international operations are exposed to foreign currency exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of Tidewater’s international contracts, a portion of the revenue and local expenses is incurred in local currencies and Tidewater is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. In some instances, Tidewater receives payments in currencies which are not easily traded and may be illiquid. Tidewater generally does not (and in some cases cannot) hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes Tidewater to the risk of exchange rate losses. Gains and losses from the revaluation of Tidewater’s monetary assets and liabilities denominated in currencies other than the U.S. dollar are included in its consolidated statements of operations. Foreign currency fluctuations may cause the U.S. dollar value of Tidewater’s non-U.S. results of operations and net assets to vary with exchange rate fluctuations. This could have a negative impact on Tidewater’s results of operations and financial position. In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of Tidewater’s reported results of operations.

To minimize the financial impact of these items, Tidewater attempts to contract a significant majority of its services in U.S. dollars and, when feasible, Tidewater attempts to not maintain large, non-U.S. dollar-denominated cash balances. In addition, Tidewater attempts to minimize the financial impact of these risks by matching the currency of Tidewater’s operating costs with the currency of revenue streams when considered appropriate. Tidewater monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars.

As of June 30, 2018, Tidewater’s joint venture in Angola, Sonatide, maintained the equivalent of approximately $43 million of Angolan kwanza-denominated deposits in Angolan banks, largely related to customer receipts that had not yet been converted to U.S. dollars, expatriated and then remitted to Tidewater. A devaluation in the Angolan kwanza relative to the U.S. dollar would result in foreign exchange losses for Sonatide to the extent the Angolan kwanza-denominated asset balances were in excess of kwanza-denominated liabilities, 49% under the current joint venture structure would be borne by Tidewater. In addition, the joint venture structure could be modified by mutual agreement of Tidewater and its partner, which may increase the foreign exchange losses borne by Tidewater.

Tidewater’s insurance coverage and contractual indemnity protections may not be sufficient to protect Tidewater under all circumstances or against all risks.

Tidewater’s operations are subject to the hazards inherent in the offshore oilfield business. These include blowouts, explosions, fires, collisions, capsizings, sinkings, groundings and severe weather conditions. Some of these events could be the result of (or exacerbated by) mechanical failure or navigation or operational errors. These hazards could result in personal injury and loss of life, severe damage to or destruction of property and equipment (including to the property and equipment of third parties), pollution or environmental damage and suspension of operations, increased costs and loss of business. Damages arising from such occurrences may result in lawsuits alleging large claims, and Tidewater may incur substantial liabilities or losses as a result of these hazards.

Tidewater carries what it considers to be prudent levels of liability insurance, and Tidewater’s vessels are generally insured for their estimated market value against damage or loss, including war, terrorism acts and pollution risks. While Tidewater maintains insurance protection and seeks to obtain indemnity agreements from its customers requiring the customers to hold Tidewater harmless from some of these risks, Tidewater’s insurance and contractual indemnity protection may not be sufficient or effective to protect it under all circumstances or against all risks. Tidewater’s insurance coverages are subject to deductibles and certain exclusions. Tidewater does not directly or fully insure for business interruption. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to Tidewater could have a material and adverse effect on Tidewater’s results of operations and financial condition. Additionally, while Tidewater believes that it should be able to maintain adequate insurance in the future at rates considered commercially acceptable, Tidewater cannot guarantee that such insurance will continue to be available at commercially acceptable rates given the markets in which it operates.

With Tidewater’s extensive international operations, it is subject to certain compliance risks under the Foreign Corrupt Practices Act or similar worldwide anti-bribery laws.

Tidewater’s global operations require it to comply with a number of U.S. and international laws and regulations, including those involving anti-bribery and anti-corruption. As a U.S. corporation, Tidewater is subject to the regulations imposed by the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit. Tidewater has adopted proactive procedures to promote compliance with the FCPA, but it may be held liable for actions taken by local partners or agents even though these partners or agents may themselves not be subject to the FCPA. Any determination that Tidewater has violated the FCPA (or any other applicable anti-bribery laws in countries in which Tidewater does business) could have a material adverse effect on its business and business reputation, as well as Tidewater’s results of operations, and cash flows.

There may be changes to complex and developing laws and regulations to which Tidewater is subject that would increase its cost of compliance and operational risk.

Tidewater’s operations are subject to many complex and burdensome laws and regulations. Stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect its operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the United States Customs and Border Protection, and their foreign equivalents; as well as to standards imposed by private industry organizations such as the American Bureau of Shipping, the Oil Companies International Marine Forum, and the International Marine Contractors Association.

Further, many of the countries in which Tidewater operates have laws, regulations and enforcement systems that are less well developed than the laws, regulations and enforcement systems of the United States, and the requirements of these systems are not always readily discernible even to experienced and proactive participants. These countries’ laws can be unclear, and, the application and enforcement of these laws and regulations can be unpredictable and subject to frequent change or reinterpretation. Sometimes governments may apply such changes or reinterpretations with retroactive effect, and may impose associated taxes, fees, fines or penalties on Tidewater based on that reinterpretation or retroactive effect. While Tidewater endeavors to comply with applicable laws and regulations, its compliance efforts might not always be wholly successful, and failure to comply may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of Tidewater’s operations. These laws and regulations may expose Tidewater to liability for the conduct of, or conditions caused by, others, including charterers or third party agents. Moreover, these laws and regulations could be changed or be interpreted in new, unexpected ways that substantially increase costs that Tidewater may not be able to pass along to its customers. Any changes in laws, regulations or standards imposing additional requirements or restrictions could adversely affect Tidewater’s financial condition, results of operations or cash flows.

There may be changes in the laws governing U.S. taxation of foreign source income.

Tidewater operates globally through various subsidiaries which are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which it conducts its business, including laws or policies directed toward companies organized in jurisdictions with low tax rates. Tidewater determines its income tax expense based on its interpretation of the applicable tax laws and regulations in effect in each jurisdiction for the period during which Tidewater operates and earns income. A material change in the tax laws, tax treaties, regulations or accounting principles, or interpretation thereof, in one or more countries in which it conducts business, or in which Tidewater is incorporated or a resident of, could result in a higher effective tax rate on its worldwide earnings, and such change could be significant to its financial results. In addition, Tidewater’s overall effective tax rate could be adversely and suddenly affected by lower than anticipated earnings in countries with lower statutory rates and higher than anticipated earnings in countries with higher statutory rates, or by changes in the valuation of Tidewater’s deferred tax assets and liabilities.

Approximately 90% of Tidewater’s revenues and a majority of its net income are generated by Tidewater’s operations outside of the United States. Beginning in the quarter ended June 30, 2015, Tidewater uses a discrete effective tax rate method to calculate taxes for interim periods. Tidewater determined that due to the level of volatility and unpredictability of earnings in our industry, both overall and by jurisdiction, use of the discrete method will continue to be proper until facts and circumstances change.

Changes in applicable tax regulations could negatively affect Tidewater’s financial results. Tidewater is subject to taxation in the U.S. and numerous foreign jurisdictions. Tidewater’s financial results may differ from the estimates provided elsewhere in this joint proxy statement/prospectus, possibly materially, due to, among other things, the Tax Act, changes in interpretations of the Tax Act, any legislative action to address questions that arise because of the Tax Act, any changes in accounting standards for income taxes or related interpretations in response to the Tax Act, or any updates or changes to estimates Tidewater has utilized to calculate the transition impacts. Additionally, longstanding international tax norms that determine each country’s jurisdiction to tax cross-border international trade are evolving as a result of the Base Erosion and Profit Shifting reporting requirements recommended by the G8, G20 and Organization for Economic Cooperation and Development. As these and other tax laws and related regulations change, Tidewater’s financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is very difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for Tidewater’s earnings and cash flow, but such changes could adversely impact its financial results.

In addition, Tidewater’s income tax returns are subject to review and examination by the U.S. Internal Revenue Service (“IRS”) and other tax authorities where tax returns are filed. Tidewater routinely evaluates the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of Tidewater’s provision for taxes. Tidewater does not recognize the benefit of income tax positions it believes are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges Tidewater’s operational structure or intercompany transfer pricing policies, or if the terms of certain income tax treaties were to be interpreted in a manner that is adverse to its structure, or if Tidewater loses a material tax dispute in any country, Tidewater’s effective tax rate on its worldwide earnings could increase, and Tidewater’s financial condition and results of operations could be materially and adversely affected.

Any changes in environmental regulations could increase the cost of energy and future production of oil and gas.

Tidewater’s operations are subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws and regulations may require installation of costly equipment, increased manning or operational changes. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject Tidewater to liability without regard to whether it was negligent or at fault.

A variety of regulatory developments, proposals and requirements have been introduced (and in some cases enacted) in the U.S. and various other countries that are focused on restricting the emission of carbon dioxide, methane and other gases. Notwithstanding the current downturn in the oil industry punctuated by lessened demand and lower oil prices, any such regulations could ultimately result in the increased cost of energy as well as environmental and other costs, and capital expenditures could be necessary to comply with the limitations.

These developments may have an adverse effect on future production and demand for hydrocarbons such as crude oil and natural gas in areas of the world where Tidewater’s customers operate and thus adversely affect future demand for Tidewater’s offshore support vessels and other assets, which are highly dependent on the level of activity in offshore oil and natural gas exploration, development and production markets. In addition, the increased regulation of environmental emissions may create greater incentives for the use of alternative energy sources. Unless and until regulations are implemented and their effects are known, Tidewater cannot reasonably or reliably estimate their impact on its financial condition, results of operations and ability to compete. However, any long term material adverse effect on the crude oil and natural gas industry may adversely affect Tidewater’s financial condition, results of operations and cash flows.

Adoption of climate change and greenhouse gas restrictions could increase the cost of energy and future production of oil and gas.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy. These requirements could make Tidewater’s customer’s products more expensive and reduce demand for hydrocarbons, as well as shift hydrocarbon demand toward relatively lower-carbon sources such as natural gas, any of which may reduce demand for its services.

Tidewater may be subject to additional unionization efforts, new collective bargaining agreements or work stoppages.

In locations in which it is required to do so, Tidewater has union workers, subject to collective bargaining agreements, that are periodically in negotiation. These negotiations could result in higher personnel expenses, other increased costs, or increased operational restrictions. Further, efforts have been made from time to time to unionize other portions of Tidewater’s workforce, including its U.S. Gulf of Mexico employees. Tidewater has also been subjected to threatened strikes or work stoppages and other labor disruptions in certain countries. Additional unionization efforts, new collective bargaining agreements or work stoppages could materially increase Tidewater’s costs and operating restrictions, reduce its revenues, or limit its flexibility.

Risks Relating to Tidewater’s Securities

Tidewater common stock is subject to restriction on foreign ownership and possible required divestiture by non-U.S. Citizen stockholders.

Certain of Tidewater’s operations are conducted in the U.S. coastwise trade and are governed by the U.S. federal law commonly known as the Jones Act. The Jones Act restricts waterborne transportation of goods and passengers between points in the United States (known as coastwise trade) to vessels owned and controlled by “U.S. Citizens” as defined thereunder (which Tidewater refers to as U.S. Citizens). Tidewater could lose the privilege of owning and operating vessels in the coastwise trade if non-U.S. Citizens were to own or control, in the aggregate, more than 25% of common stock in Tidewater. Such loss could have a material adverse effect on Tidewater’s results of operations.

The Tidewater certificate of incorporation and the Tidewater bylaws authorize the Tidewater Board to establish with respect to any class or series of capital stock of Tidewater certain rules, policies and procedures, including procedures with respect to transfer of shares, to ensure compliance with the Jones Act. In order to provide a reasonable margin for compliance with the Jones Act, the Tidewater certificate of incorporation provides that, all non-U.S. Citizens in the aggregate may own up to 24% of the outstanding shares of common stock and any individual non-U.S. Citizen may own up to 4.9% of the outstanding shares of common stock.

On the Emergence Date (as defined under the section entitled “Additional Information About Tidewater—Reorganization of Tidewater”), approximately 22% of Tidewater’s outstanding common stock was owned by

non-U.S. Citizens. At and during such time that the permitted limit of ownership by non-U.S. Citizens is reached with respect to shares of common stock, as applicable, Tidewater will be unable to issue any further shares of such class of common stock or approve transfers of such class of common stock to non-U.S. Citizens. Any purported transfer of shares of Tidewater common stock in violation of these ownership provisions will be ineffective to transfer the common stock or any voting, dividend or other rights associated with them. The existence and enforcement of these requirements could have an adverse impact on the liquidity or market value of Tidewater’s equity securities in the event that U.S. Citizens were unable to transfer Tidewater shares to non-U.S. Citizens. Furthermore, under certain circumstances, this ownership requirement could discourage, delay or prevent a change of control of Tidewater.

The market price of Tidewater’s securities is subject to volatility.

Upon emergence from the Chapter 11 proceeding, Tidewater’s old common stock was canceled and Tidewater issued new common stock. The market price of Tidewater common stock could be subject to wide fluctuations in response to, and the level of trading that develops with Tidewater common stock may be affected by, numerous factors beyond Tidewater’s control such as, Tidewater’s limited trading history subsequent to Tidewater’s emergence from bankruptcy, on occasion Tidewater’s securities are thinly traded, the lack of comparable historical financial information due to Tidewater’s adoption of fresh-start accounting, actual or anticipated variations in Tidewater’s operating results and cash flow, business conditions in Tidewater’s markets and the general state of the securities markets and the market for energy-related stocks, as well as general economic and market conditions and other factors that may affect Tidewater’s future results, including those described in this joint proxy statement/prospectus.

Because Tidewater currently has no plans to pay cash dividends or other distributions on Tidewater common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Tidewater currently does not expect to pay any cash dividends or other distributions on Tidewater common stock in the foreseeable future. Any future determination to pay cash dividends or other distributions on Tidewater common stock will be at the sole discretion of the Tidewater Board and, if Tidewater elects to pay such dividends in the future, Tidewater may reduce or discontinue entirely the payment of such dividends at any time. The Tidewater Board may take into account general and economic conditions, Tidewater’s financial condition and operating results, Tidewater’s available cash and current and anticipated cash needs, capital requirements, agreements governing any existing and future indebtedness of Tidewater or its subsidiaries may incur and other contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by Tidewater to its stockholders, and such other factors as the Tidewater Board may deem relevant. As a result, you may not receive any return on an investment in Tidewater common stock unless you sell Tidewater common stock for a price greater than that which you paid for it.

Tidewater’s ability to raise capital in the future may be limited, which could make it unable to fund Tidewater’s capital requirements.

Tidewater’s business and operations may consume cash more quickly than it anticipates potentially impairing its ability to make capital expenditures to maintain Tidewater’s fleet and other assets in suitable operating condition. If Tidewater’s cash flows from operating activities are not sufficient to fund capital expenditures, it would be required to further reduce these expenditures or to fund capital expenditures through debt or equity issuances or through alternative financing plans or selling assets. If adequate funds are not available on acceptable terms, Tidewater may be unable to fund its capital requirements. Tidewater’s ability to raise debt or equity capital or to refinance or restructure existing debt arrangements are limited by its existing debt arrangements and will depend on the condition of the capital markets and Tidewater’s financial condition at such time, among other things. Any limitations in Tidewater’s ability to finance future capital expenditures may limit Tidewater’s ability to respond to changes in customer preferences, technological change and other market conditions, which may diminish Tidewater’s competitive position within its sector.

If Tidewater issues additional equity securities, existing stockholders will experience dilution. The Tidewater certificate of incorporation permits the Tidewater Board to issue preferred stock, which could have rights and preferences senior to those of Tidewater common stock. Because Tidewater’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, Tidewater cannot predict or estimate the amount, timing or nature of its future offerings. Thus, Tidewater’s security holders bear the risk of its future securities offerings reducing the market price of Tidewater common stock or other securities, diluting their interest or being subject to rights and preferences senior to their own.

If securities analysts do not publish research or reports about Tidewater’s business or if they downgrade or provide negative outlook on Tidewater’s securities or its industry, the market price of Tidewater’s securities and its trading volume could decline.

The trading markets for Tidewater’s securities rely in part on the research and reports that industry or financial analysts publish about Tidewater or its business. Tidewater does not control these analysts. Furthermore, if one or more of the analysts who do cover Tidewater downgrade or provide negative outlook on Tidewater’s securities or its industry or the stock of any of Tidewater’s competitors, or publish inaccurate or unfavorable research about Tidewater’s business, the price of Tidewater’s securities could decline. If one or more of these analysts ceases coverage of Tidewater’s business or fails to publish reports on Tidewater regularly, Tidewater could lose visibility in the market, which in turn could cause the price or trading volume of Tidewater’s securities to decline.

Anti-takeover provisions and limitations on foreign ownership in Tidewater’s organizational documents could delay or prevent a change of control.

Certain provisions of the Tidewater certificate of incorporation and the Tidewater bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by Tidewater’s stockholders. These provisions provide for, among other things:

•	the ability of the Tidewater Board to issue, and determine the rights, powers and preferences of, one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to present matters for consideration at Tidewater’s annual meetings;

•	limitations on convening special stockholder meetings;

•	the prohibition on stockholders to act by written consent;

•	supermajority vote of stockholders to amend certain provisions of the certificate of incorporation;

•	limitations on expanding the size of the Tidewater Board;

•	the availability for issuance of additional shares of common stock; and

•

restrictions on the ability of any natural person or entity that does not satisfy the citizenship requirements of the U.S. maritime laws to own, in the aggregate, more than 24% of the outstanding shares of Tidewater common stock.

These anti-takeover provisions and foreign ownership limitations could discourage, delay or prevent a transaction involving a change in control of Tidewater, including actions that Tidewater’s stockholders may deem advantageous, or negatively affect the trading price of Tidewater common stock and other securities. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause Tidewater to take other corporate actions you desire.

The exercise of all or any number of outstanding warrants or the issuance of stock-based awards may dilute your holding of shares of Tidewater common stock.

Tidewater has a significant number of securities providing for the right to purchase Tidewater common stock. Investors could be subject to increased dilution upon the exercise of Tidewater’s creditor warrants on a nominal exercise price subject to Jones Act-related foreign ownership restrictions, and the exercise of Tidewater’s Series A Warrants and Series B Warrants. On July 31, 2017, the date of Tidewater’s emergence from Chapter 11 bankruptcy, Tidewater issued 18,456,186 shares of common stock in the reorganized company, 2,432,432 Series A Warrants with a strike price of $57.06 per warrant, 2,629,657 Series B Warrants with a strike price of $62.28 per warrant and 7,684,453 creditor warrants (with an additional 3,859,361 of creditor warrants issuable related to the sale leaseback claims which have since been resolved). As of June 30, 2018, Tidewater had 3,924,441 shares of common stock issuable upon the exercise of the creditor warrants, with an exercise price of $0.001 per share. Tidewater also has up to 2,432,432 and 2,629,657 shares of common stock issuable upon the exercise of the 2,432,432 Series A Warrants and 2,629,657 Series B Warrants with exercise prices of $57.06 and $62.28, respectively.

Additionally, a total of 3,048,877 shares of Tidewater common stock were reserved for issuance under the 2017 Stock Incentive Plan as equity-based awards to Tidewater employees, directors and certain other persons. As of June 30, 2018, 1,471,423 restricted stock units have been granted under the 2017 Stock Incentive Plan and are subject to vesting requirements. The grant or vesting of equity awards, including any that Tidewater may grant in the future, and the exercise of warrants and the subsequent sale of shares of common stock issued thereby, could have an adverse effect on the market for Tidewater common stock, including the price that an investor could obtain for their shares. Investors may experience dilution in the value of their investment upon the exercise of the warrants and any shares subject to equity awards that may be granted or issued pursuant to the 2017 Stock Incentive Plan.

There may be a limited trading market for Tidewater’s creditor warrants and you may have difficulty trading and obtaining quotations for creditor warrants.

While there are trades of Tidewater’s creditor warrants, there is currently no active trading market for the creditor warrants and there can be no assurance that an active trading market will develop. The lack of an active market may impair your ability to sell your creditor warrants at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your creditor warrants. While there are unsolicited quotes for Tidewater’s creditor warrants on the OTC Pink Market, there is no market maker for this security on the OTC Pink Market. As a result, you may find it difficult to dispose of, or to obtain accurate quotations of the price of, Tidewater’s creditor warrants. This severely limits the liquidity of Tidewater’s creditor warrants, and will likely reduce the market price of Tidewater’s creditor warrants.

There is no guarantee that the Series A Warrants and Series B Warrants issued by Tidewater in accordance with the Plan (as defined in this joint proxy statement/prospectus) will become in the money, and unexercised warrants may expire with limited or no value. Further, the terms of such warrants may be amended.

As long as Tidewater’s stock price is below the strike price of each of the Series A Warrants and Series B Warrants, ($57.06 per share for Series A Warrants, and $62.28 per share for Series B Warrants), these warrants will have limited economic value, and they may expire with limited or no value. In addition, the warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a certain percentage of the then-outstanding warrants originally issued to make any change that adversely affects the interests of the holders. Any material amendment to the terms of the warrant in a manner adverse to a holder would require holders of at least a certain percentage of the then-outstanding warrants, but less than all holders, approve of such amendment.

Tidewater may not be able to maintain a listing of Tidewater common stock, Series A Warrants and Series B Warrants on the NYSE.

Tidewater must meet certain financial and liquidity criteria to maintain the listing of Tidewater’s securities on the NYSE. If Tidewater fails to meet any of the NYSE’s continued listing standards, Tidewater common stock, Series A Warrants or Series B Warrants may be delisted. A delisting of Tidewater common stock, Series A Warrants or Series B Warrants may materially impair Tidewater’s stockholders’ ability to buy and sell Tidewater common stock, Series A Warrants or Series B Warrants and could have an adverse effect on the market price of, and the efficiency of, the trading market for these securities. A delisting of Tidewater common stock, Series A Warrants or Series B Warrants could significantly impair Tidewater’s ability to raise capital.

Risks Relating to GulfMark’s Business

You should read and consider risk factors specific to GulfMark’s businesses that will also affect the combined company after the completion of the business combination. These risks are described in Part I, Item 1A of GulfMark’s Annual Report on Form 10-K for the year ended December 31, 2017, and in other documents that are incorporated by reference herein, including GulfMark’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018. See the section entitled “Where You Can Find More Information” beginning on page 314 for the location of information incorporated by reference in this joint proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Tidewater Market Price and Dividend Information

Tidewater common stock is listed on the NYSE under the symbol “TDW.” The following table sets forth the high and low prices per share for Tidewater common stock for the periods indicated, in each case rounded to the nearest whole cent. Tidewater’s fiscal year ends on December 31.

	High ($)	Low ($)
Year Ended December 31, 2018 (Successor):
Quarter ended December 31, 2018 (through October 9, 2018)	36.09	30.49
Quarter ended September 30, 2018	34.40	28.26
Quarter ended June 30, 2018	35.65	27.75
Quarter ended March 31, 2018	30.00	23.82

Nine Month Transition Period Ended December 31, 2017:
Quarter ended December 31, 2017 (Successor)	29.08	23.56
Period from August 1, 2017 to September 30, 2017 (Successor)	30.31	20.38
Period from July 1, 2017 to July 31, 2017 (Predecessor)	1.05	0.72
Quarter ended June 30, 2017 (Predecessor)	1.19	0.66

Year ended March 31, 2017 (Predecessor):
Quarter ended March 31, 2017	3.93	0.80
Quarter ended December 31, 2016	4.49	1.44
Quarter ended September 30, 2016	5.21	2.16
Quarter ended June 30, 2016	9.37	3.79

There were no dividends declared by Tidewater during the year ended March 31, 2017, (nor during the nine-month transition period ended December 31, 2017) and there were no dividends declared by Tidewater during the quarters ended March 31, 2018, June 30, 2018 or September 30, 2018.

You should obtain current market quotations for shares of Tidewater common stock, as the market price of Tidewater common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the first merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

Except as required under the Tidewater certificate of incorporation in order to comply with the Jones Act, during the period from July 15, 2018 until the completion of the business combination, the Tidewater Board may not, without the consent of GulfMark, declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or reacquire capital stock or other securities, with certain exceptions set forth in the merger agreement, including (i) dividends or distributions by a direct or indirect wholly-owned subsidiary of Tidewater to Tidewater or any other direct or indirect wholly-owned subsidiary of Tidewater to the extent consistent with past practice, (ii) dividends or distributions required under the applicable organizational documents of the applicable Tidewater entity in effect on July 15, 2018, (iii) redemptions or acquisitions of securities tendered by holders of Tidewater stock-based awards in order to satisfy the obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (iv) repurchase by Tidewater of its restricted stock held by an employee of Tidewater upon termination of such employee, or (v) issuances pursuant to a stockholders rights plan.

GulfMark Market Price and Dividend Information

GulfMark common stock is listed on the NYSE MKT under the symbol “GLF.” The following table sets forth the high and low prices per share for GulfMark common stock for the periods indicated, in each case rounded to the nearest whole cent. GulfMark’s fiscal year ends on December 31.

	High ($)	Low ($)
Year Ended December 31, 2018 (Successor):
Quarter ended December 31, 2018 (through October 9, 2018)	38.50	32.51
Quarter ended September 30, 2018	38.50	31.77
Quarter ended June 30, 2018	39.00	26.96
Quarter ended March 31, 2018	30.95	25.45

Year Ended December 31, 2017:
Period from November 16, 2017 to December 31, 2017 (Successor)	34.96	6.05
Period from October 1, 2017 to November 15, 2017 (Predecessor)	0.19	0.13
Quarter ended September 30, 2017 (Predecessor)	0.21	0.13
Quarter ended June 30, 2017 (Predecessor)	0.34	0.14
Quarter ended March 31, 2017 (Predecessor)	1.75	0.35

Year ended December 31, 2016 (Predecessor):
Quarter ended December 31, 2016	2.30	1.10
Quarter ended September 30, 2016	3.76	1.52
Quarter ended June 30, 2016	6.94	3.06
Quarter ended March 31, 2016	7.38	2.60

There were no dividends declared by GulfMark during the year ended December 31, 2017, and there were no dividends declared by GulfMark during the quarters ended March 31, 2018, June 30, 2018 or September 30, 2018.

You should obtain current market quotations for shares of GulfMark common stock, as the market price of GulfMark common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the business combination is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

The declaration of dividends is at the discretion of the GulfMark Board. The GulfMark Board periodically reviews the GulfMark dividend policy based upon GulfMark’s financial results and cash flow projections. Decisions regarding whether or not to pay dividends and the amount of any dividends are determined after consideration of various factors, including earnings, cash requirements, the financial condition of GulfMark, the DGCL, limitations under GulfMark’s debt arrangements, the merger agreement, government regulations and other factors deemed relevant by the GulfMark Board.

Under the merger agreement, GulfMark has agreed that, until the completion of the business combination, it will not declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock.

Comparison of Tidewater and GulfMark Market Prices and Implied Value of Share Value of the Merger Consideration

The following table sets forth the closing sale price per share of Tidewater common stock and GulfMark common stock as reported on the NYSE and NYSE MKT, respectively, on July 13, 2018, the last trading day prior to the public announcement of the merger agreement, and on October 9, 2018, the last practicable trading day before the filing of this joint proxy statement/prospectus with the SEC. The table also shows the estimated implied value of the merger consideration proposed for each share of GulfMark common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Tidewater common stock on the relevant date by the exchange ratio of 1.100 shares of Tidewater common stock for each share of GulfMark common stock.

	Tidewater Common Stock	GulfMark Common Stock	Implied Per Share Value of Merger Consideration
July 13, 2018	$30.62	$33.31	$33.68
October 9, 2018	$34.89	$37.83	$38.38

The market prices of Tidewater common stock and GulfMark common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to, and in the case of Tidewater common stock, after, the completion of the business combination. No assurance can be given concerning the market prices of Tidewater common stock or GulfMark common stock before completion of the business combination or of Tidewater common stock after completion of the business combination. The exchange ratio is fixed in the merger agreement, but the market price of Tidewater common stock (and therefore the value of the merger consideration) when received by GulfMark stockholders after the completion of the business combination could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to GulfMark stockholders in determining whether to approve the GulfMark merger proposal or to Tidewater stockholders in determining whether to approve the Tidewater issuance proposal. Tidewater and GulfMark stockholders are encouraged to obtain current market quotations for Tidewater common stock and GulfMark common stock and to review carefully the other information contained in this joint proxy statement/prospectus or, in the case of GulfMark, incorporated by reference herein. For more information, see the section entitled “Where You Can Find More Information” beginning on page 314 and the section entitled “Risk Factors” beginning on page 29.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the documents to which Tidewater and GulfMark refer you in this registration statement, of which this joint proxy statement/prospectus forms a part, as well as oral statements made or to be made by Tidewater and GulfMark, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act (the “safe harbor provisions”). Words such as “anticipate,” “assume,” “believe,” “build,” “continue,” “create,” “design,” “estimate,” “expect,” “focus,” “forecast,” “future,” “goal,” “guidance,” “imply,” “intend,” “look,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “strategy,” “target,” “work,” “could,” “may,” “should,” “would,” “will” or the negative of such terms or other variations thereof, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events, identify forward-looking statements with respect to the businesses, strategies and plans of Tidewater and GulfMark, their expectations relating to the business combination and their future financial condition and performance. Tidewater and GulfMark caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•	the risk that the merger agreement may be terminated and that the business combination may not be completed;

•	the possibility that Tidewater stockholders may not approve the Tidewater issuance proposal;

•	the possibility that GulfMark stockholders may not approve the GulfMark merger proposal;

•	the risk that the parties may not be able to satisfy the conditions to the completion of the business combination in a timely manner or at all;

•	the risk that the business combination may not be accretive, and may be dilutive, to Tidewater’s earnings per share, which may negatively affect the market price of shares of Tidewater common stock;

•

the possibility that Tidewater and GulfMark will incur significant transaction and other costs in connection with the business combination, which may be in excess of those anticipated by Tidewater and GulfMark;

•	the risk that Tidewater may fail to realize the benefits expected from the business combination;

•	the risk that any announcements relating to, or the completion of, the business combination could have adverse effects on the market price of Tidewater common stock;

•	the risk related to any unknown or unforeseen liability of GulfMark;

•

the risk that the business combination and its announcement and/or completion could have an adverse effect on the ability of Tidewater and GulfMark to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the risk of any changes in general economic, market or business conditions, or changes in the economic or financial condition of Tidewater and GulfMark; and

•	the risks to their operating results and businesses generally.

Such factors are difficult to predict and in many cases may be beyond the control of Tidewater and GulfMark. Tidewater’s and GulfMark’s forward-looking statements are based on assumptions that Tidewater and GulfMark, respectively, believe to be reasonable but that may not prove to be accurate. All of the forward-looking statements made by Tidewater or GulfMark in this joint proxy statement/prospectus are qualified by the information contained or, in the case of GulfMark, incorporated by reference herein, including the information contained under this heading and the information detailed in GulfMark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and GulfMark’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018. See the section entitled “Where You Can Find More Information” beginning on page 314.

Tidewater and GulfMark undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which they become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

INFORMATION ABOUT THE COMPANIES

Tidewater Inc.

6002 Rogerdale Road

Suite 600

Houston, Texas 77072

Phone: 713-470-5300

Tidewater Inc., a Delaware corporation that is listed on the NYSE under the symbol “TDW,” provides offshore support vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of marine service vessels. Tidewater was incorporated in 1956 and conducts its operations through wholly-owned United States (U.S.) and international subsidiaries, as well as through joint ventures in which Tidewater has either majority or occasionally non-controlling interests (generally where required to satisfy local ownership or local content requirements). Headquartered in Houston, Texas, Tidewater’s U.S. marine operations are based in Amelia, Louisiana and Houston, Texas, and Tidewater conducts international operations through facilities and offices located in over 30 countries. Tidewater has one of the broadest geographic operating footprints in the offshore energy industry with over 60 years of international experience and operations in most of the world’s significant offshore crude oil and natural gas exploration and production regions. On June 30, 2018, Tidewater owned 204 vessels (excluding 8 joint venture vessels, but including 66 stacked vessels) available to serve the global energy industry. Tidewater’s vessels and associated vessel services provide support for all phases of offshore exploration, field development and production.

GulfMark Offshore, Inc.

824 West Sam Houston Parkway North, Suite 400

Houston, Texas 77024

Phone: 713-963-9522

GulfMark, a Delaware corporation listed on the NYSE MKT under the symbol “GLF,” provides offshore marine support and transportation services primarily to companies involved in the offshore exploration and production of oil and natural gas. GulfMark’s vessels transport materials, supplies and personnel to offshore facilities, and also move and position drilling and production facilities. The majority of GulfMark’s operations are conducted in the North Sea, offshore Southeast Asia and offshore the Americas. As of August 13, 2018, GulfMark operated a fleet of 66 owned and 3 managed offshore supply vessels (“OSVs”), in the North Sea, Southeast Asia, and the Americas. GulfMark’s fleet is one of the world’s youngest, largest and most geographically balanced, high specification OSV fleets.

Gorgon Acquisition Corp.

c/o Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, TX 77072

Phone: 713-470-5300

Merger Sub 1, with the legal name of Gorgon Acquisition Corp., will be incorporated in Delaware as a direct, wholly-owned subsidiary of Tidewater prior to the GulfMark special meeting and for the sole purpose of effecting the first merger. Upon the completion of the first merger, Merger Sub 1 will cease to exist.

Gorgon NewCo, LLC

c/o Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, TX 77072

Phone: 713-470-5300

Merger Sub 2, with the legal name of Gorgon NewCo, LLC, will be formed in Delaware as a direct, wholly-owned subsidiary of Tidewater simultaneously with the incorporation of Merger Sub 1 and for the sole purpose of effecting the second merger. Upon the completion of the second merger, Merger Sub 2 will survive and continue to exist as a direct, wholly owned subsidiary of Tidewater.

SPECIAL MEETING OF TIDEWATER STOCKHOLDERS

Date, Time and Place

The Tidewater special meeting will be held at 9:00 AM Central Time on November 15, 2018 at the offices of Weil, Gotshal & Manges LLP at 700 Louisiana Street, Suite 1700, Houston, Texas 77002.

Purpose of the Tidewater Special Meeting

The purpose of the Tidewater special meeting is to:

•

to consider and vote on a proposal to approve the issuance of shares of Tidewater common stock in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 15, 2018, as such agreement may be amended from time to time, (the “merger agreement”), between Tidewater and GulfMark Offshore, Inc. (“GulfMark”) (the “Tidewater issuance proposal”); and

•

to consider and vote on a proposal to adjourn the Tidewater special meeting, if necessary or appropriate, to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the Tidewater special meeting to approve the Tidewater issuance proposal (the “Tidewater adjournment proposal”).

Tidewater will transact no other business at the Tidewater special meeting.

Recommendation of the Tidewater Board

The Tidewater Board unanimously recommends that Tidewater stockholders vote:

1.	“FOR” the approval of the Tidewater issuance proposal; and

2.	“FOR” the approval of the Tidewater adjournment proposal.

See the section entitled “The Business Combination—Recommendation of the Tidewater Board and Reasons for the Business Combination” beginning on page 86.

Record Date

Only holders of record of issued and outstanding shares of Tidewater common stock as of the close of business on October 10, 2018, the record date for the Tidewater special meeting, are entitled to notice of, and to vote at, the Tidewater special meeting or any adjournment or postponement of the Tidewater special meeting.

Quorum; Required Votes and Broker Non-Votes

A quorum of Tidewater stockholders is necessary to hold a valid meeting. A quorum will exist at the Tidewater special meeting with respect to each matter to be considered at the Tidewater special meeting if the holders of a majority of shares of Tidewater common stock issued and outstanding and entitled to vote on the record date are present in person or represented by proxy at the Tidewater special meeting. Under the NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of proposals that the NYSE determines to be “non-routine” and will not vote on such proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on either of the proposals at the Tidewater special meeting. As a result, any shares held in street name will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

For shares held of record, if you submit a properly executed proxy card, even if you do not vote for some or all of the proposals or vote to “ABSTAIN” in respect of some or all of the proposals, your shares of Tidewater common stock will be counted for purposes of calculating whether a quorum is present at the Tidewater special meeting with respect to each matter to be considered at the Tidewater special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the Tidewater Board. If additional votes must be solicited to approve the Tidewater issuance proposal, it is expected that the Tidewater special meeting will be adjourned to solicit additional proxies. Shares of Tidewater common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the Tidewater special meeting so long as the beneficial owner thereof has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the Tidewater special meeting. The proposals for consideration at the Tidewater special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker has discretion to vote on any of the proposals to be considered at the meeting without voting instructions from the beneficial owner of the shares. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any of the proposals.

Approval of the Tidewater issuance proposal requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. With respect to the Tidewater issuance proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “abstain” from voting with respect to this proposal, your vote will the same effect as a vote “AGAINST” this proposal. Broker non-votes and shares held by Tidewater stockholders that neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting will have no effect on the outcome of any vote to approve the Tidewater issuance proposal.

Approval of the Tidewater adjournment proposal requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. With respect to the Tidewater adjournment proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “abstain” from voting with respect to this proposal, your vote will have the same effect as a vote “AGAINST” the proposal. Broker non-votes and shares held by Tidewater stockholders that neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting will have no effect on the outcome of any vote on the Tidewater adjournment proposal.

The matters to be voted on at the Tidewater special meeting are described in the section entitled “Tidewater Proposals” beginning on page 65.

Methods of Voting

If your shares of Tidewater common stock are registered in your name with Tidewater’s transfer agent, Computershare, you are a stockholder of record with respect to those shares and you received printed proxy materials directly from us. If your shares are held in an account at a bank, broker or other nominee, you are the “beneficial owner” of such shares and the printed proxy materials were forwarded to you by that bank, broker or other nominee. In that circumstance, the bank, broker or other nominee is considered the stockholder of record for purposes of voting at the Tidewater special meeting. As a beneficial owner, you have the right to instruct the bank, broker or other nominee how to vote the shares held in your account.

If you are a stockholder of record of Tidewater common stock, you may vote:

•	by proxy via the Internet by following the instructions provided until 11:59 p.m. Central Time on November 14, 2018;

•	by proxy by telephone by calling the toll-free telephone number located on the proxy card or available via the Internet until 11:59 p.m. Central Time on November 14, 2018; or

•

by completing, signing and returning your proxy card and returning it in the provided envelope via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Central Time on November 14, 2018; or

•

in person at the Tidewater special meeting. You will be required to present a valid form of government-issued photo identification to be admitted to the Tidewater special meeting and a ballot will be provided to you upon arrival.

If you are a beneficial owner of shares of Tidewater common stock held in street name, you may submit voting instructions to your bank, broker or other nominee:

•	via the Internet by following the instructions provided to you by your bank, broker or other nominee;

•	by telephone by calling the toll-free telephone number located on the voting instruction form provided by your bank, broker or other nominee or available via the Internet;

•	by completing, signing and returning the voting instruction form and returning it in the provided envelope via mail; or

•

in person at the Tidewater special meeting but you must first obtain a legal proxy form from the bank, broker or other nominee that holds your shares of Tidewater common stock. Please contact such broker or organization for instructions regarding obtaining a legal proxy. If you do obtain a legal proxy and plan to attend the Tidewater special meeting, you will be required to present a valid form of government-issued photo identification.

We provide Internet proxy voting to allow you to vote your shares online. However, please be aware you must bear any costs associated with your Internet access, such as usage charges from Internet access providers or telecommunication companies.

Voting in Person

Owners of record will need to have a valid form of government-issued photo identification to be admitted to the Tidewater special meeting. If your ownership is through a bank, broker or other nominee, then, in addition to a valid form of government-issued photo identification, you will also need to have proof of your share ownership to be admitted to the Tidewater special meeting. A recent account statement, letter or proxy from your bank, broker or other nominee will suffice. In order to vote at the Tidewater special meeting, if you are not an owner of record, you must first obtain a legal proxy form from the bank, broker or other nominee that holds your shares. Even if you plan to attend the Tidewater special meeting, the Tidewater Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Tidewater special meeting.

Voting by Proxy

If you hold your shares directly as the stockholder of record, you may vote by proxy without attending the Tidewater special meeting. You can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you are the beneficial owner of shares held in street name, you should follow the instructions provided on the voting instructions form provided by your bank, broker or other nominee.

Contact Information for Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Tidewater common stock, you may contact MacKenzie Partners, Tidewater’s proxy solicitor, at:

•	Stockholders may call toll-free at 800-322-2885.

•	Banks and brokers may call collect at 212-929-5500.

Revocability of Proxies

If you are a stockholder of record of Tidewater, you may change your vote or revoke your proxy at any time before your shares are voted at the Tidewater special meeting by:

•	voting again by proxy via the Internet or by telephone;

•	sending a proxy card dated later than your last vote;

•

notifying the Tidewater Corporate Secretary in writing at the address listed for Tidewater in the section entitled “Where You Can Find More Information” beginning on page 314, stating that you are revoking your proxy; or

•	voting in person at the Tidewater special meeting.

If you are a beneficial owner of shares of Tidewater common stock, you must contact your bank, broker or other nominee with whom you have an account to obtain information regarding changing your voting instructions.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the Tidewater Board. In addition to solicitation by mail, Tidewater’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Tidewater has retained MacKenzie Partners to assist in the solicitation process. Tidewater will pay MacKenzie Partners a fee of approximately $20,000 as well as reasonable and documented out-of-pocket expenses. Tidewater also has agreed to indemnify MacKenzie Partners against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Tidewater will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of Tidewater common stock held of record by such nominee holders. Tidewater will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under Delaware law, Tidewater stockholders are not entitled to appraisal rights in connection with the Tidewater issuance proposal.

Other Information

The matters to be considered at the Tidewater special meeting are of great importance to the Tidewater stockholders. Accordingly, you are urged to read and carefully consider the information contained in this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Vote of Tidewater’s Directors and Executive Officers

As of October 9, 2018, Tidewater directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 150,317 shares of Tidewater common stock, or less than 1% of the total outstanding shares of Tidewater common stock. This figure does not include an aggregate 13,376 Tidewater equity warrants held by such persons, which are immediately exercisable on a one-for-one basis.

Tidewater currently expects that all of its directors and executive officers will vote their shares “FOR” the Tidewater issuance proposal and “FOR” the Tidewater adjournment proposal.

Attending the Tidewater Special Meeting

You are entitled to attend the Tidewater special meeting only if you were a stockholder of record of Tidewater at the close of business on the record date or you are the beneficial owner of shares of Tidewater held in the name of a bank, broker or other nominee as of the record date, or you hold a valid proxy for the Tidewater special meeting.

If you were a stockholder of record of Tidewater at the close of business on the record date and wish to attend the Tidewater special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the Tidewater special meeting.

If a bank, broker or other nominee is the record owner of your shares of Tidewater common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Tidewater special meeting. A recent statement or letter from your bank, broker or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a bank, broker or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance to the Tidewater special meeting. If you do not provide government-issued photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Tidewater special meeting.

Results of the Tidewater Special Meeting

Within four business days following the Tidewater special meeting, Tidewater intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Tidewater will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

TIDEWATER STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE TIDEWATER ISSUANCE PROPOSAL AND THE TIDEWATER ADJOURNMENT PROPOSAL.

TIDEWATER PROPOSALS

Tidewater Issuance Proposal

It is a condition to completion of the business combination that Tidewater stockholders approve the Tidewater issuance proposal. In the business combination, each GulfMark stockholder will receive, for each share of GulfMark common stock that is issued and outstanding immediately prior to the effective time of the first merger, 1.100 shares of Tidewater common stock and each GulfMark warrant that is outstanding will be converted automatically into a warrant representing a right to acquire Tidewater shares of common stock, on substantially the same terms and conditions as applied to such GulfMark warrant immediately prior to the effective time of the first merger, but subject to the limitations set forth in the Tidewater certificate of incorporation in order to comply with the Jones Act, except that the number of shares of Tidewater common stock subject to such GulfMark warrant will be adjusted to reflect the exchange ratio as provided in the merger agreement. In addition, each GulfMark RSU will, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in GulfMark common stock and be converted into a substantially similar award for, or with respect to, Tidewater common stock, and the number of shares of Tidewater common stock subject to each such award will be equal to the product of the number of shares of GulfMark common stock subject to such GulfMark RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio, rounded down to the nearest whole number. See “The Merger Agreement—Merger Consideration” beginning on page 126.

Under the NYSE rules, a company is required to obtain stockholder approval prior to the issuance of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the business combination is completed pursuant to the merger agreement, Tidewater expects to issue up to approximately 11,987,730 shares of Tidewater common stock in connection with the first merger, depending upon the number of shares of GulfMark common stock (other than excluded shares) outstanding as of the effective time of the first merger. Accordingly, the aggregate number of shares of Tidewater common stock that Tidewater will issue in the first merger will exceed 20% of the shares of Tidewater common stock issued and outstanding before such issuance. For this reason, Tidewater is seeking the approval of Tidewater stockholders for the Tidewater issuance proposal. In the event the Tidewater issuance proposal is not approved by Tidewater stockholders, the business combination cannot be completed.

In the event the Tidewater issuance proposal is approved by Tidewater stockholders, but the merger agreement is terminated without the business combination being completed, Tidewater will not issue any shares of Tidewater common stock despite the approval of the Tidewater issuance proposal.

Approval of the Tidewater issuance proposal requires the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. If you “abstain” from voting with respect to this proposal, your vote will the same effect as a vote “AGAINST” this proposal. Broker non-votes and shares held by Tidewater stockholders that neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting will have no effect on the outcome of any vote to approve the Tidewater issuance proposal.

The Tidewater Board unanimously recommends you vote “FOR” the Tidewater issuance proposal.

Tidewater Adjournment Proposal

Tidewater stockholders are also being asked to approve the Tidewater adjournment proposal. Approval of the Tidewater adjournment proposal requires the affirmative vote of the majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal. If you “abstain” from voting with respect to this proposal, your vote will have the same effect as a vote “AGAINST” the proposal. Broker non-votes and shares held by Tidewater stockholders that neither are in attendance at, nor have submitted a proxy for, the Tidewater special meeting will have no effect on the outcome of any vote on the Tidewater adjournment proposal.

If the Tidewater special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted revocable proxies will be able to revoke them at any time prior to their exercise.

Approval of the Tidewater adjournment proposal is not required in order for the Tidewater special meeting to be adjourned. Under the Tidewater bylaws, the presiding person of the Tidewater special meeting has the power to adjourn or recess the Tidewater special meeting from time to time whether or not a quorum is present.

The Tidewater Board unanimously recommends you vote “FOR” the Tidewater adjournment proposal.

SPECIAL MEETING OF GULFMARK STOCKHOLDERS

Date, Time and Place

The GulfMark special meeting will be held on November 15, 2018 at 9:00 AM Eastern Time at the offices of Gibson, Dunn & Crutcher LLP at 200 Park Avenue, New York, New York 10166.

Purpose of the GulfMark Special Meeting

The purpose of the GulfMark special meeting is as follows:

•

to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 15, 2018, as such agreement may be amended from time to time (the “merger agreement”), between Tidewater Inc. (“Tidewater”) and GulfMark (the “GulfMark merger proposal”);

•

to consider and vote on a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to certain GulfMark named executive officers in connection with the business combination (the “GulfMark compensation proposal”); and

•

to consider and vote on a proposal to adjourn the GulfMark special meeting, if necessary or appropriate, to provide stockholders with any required supplement or amendment to this joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the GulfMark special meeting to approve the GulfMark merger proposal (the “GulfMark adjournment proposal”).

GulfMark will transact no other business at the GulfMark special meeting.

Recommendation of the GulfMark Board of Directors

The GulfMark Board unanimously recommends that GulfMark stockholders vote:

1.	“FOR” the GulfMark merger proposal;

2.	“FOR” the GulfMark compensation proposal; and

3.	“FOR” the GulfMark adjournment proposal.

See section entitled “The Business Combination—Recommendation of the GulfMark Board and Reasons for the Business Combination” beginning on page 101.

Record Date

Only holders of record of issued and outstanding shares of GulfMark common stock as of the close of business on October 12, 2018 the record date for the GulfMark special meeting, are entitled to notice of, and to vote at, the GulfMark special meeting or any adjournment or postponement of the GulfMark special meeting.

Quorum; Required Votes; Abstentions and Broker Non-Votes

A quorum of GulfMark stockholders is necessary to hold a valid meeting. A quorum will exist at the GulfMark special meeting with respect to each matter to be considered at the GulfMark special meeting if the holders of a majority of shares of GulfMark common stock issued and outstanding and entitled to vote on the record date are present in person or represented by proxy at the GulfMark special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions. Under the NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of proposals that the NYSE determines to be “non-routine” and will not vote on such proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the GulfMark special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

If you submit a properly executed proxy card, even if you do not vote for some or all of the proposals or vote to “ABSTAIN” in respect of some or all of the proposals, your shares of GulfMark common stock will be counted for purposes of calculating whether a quorum is present at the GulfMark special meeting with respect to each matter to be considered at the GulfMark special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the GulfMark Board. If additional votes must be solicited to approve the GulfMark merger proposal, it is expected that the meeting will be adjourned to solicit additional proxies. Shares of GulfMark common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the GulfMark special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals brought before the GulfMark special meeting. The proposals for consideration at the GulfMark special meeting are considered “non-routine” matters, and, therefore, no broker has discretion to vote on any of the proposals to be considered at the meeting without voting instructions from the beneficial owner of the shares. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the GulfMark merger proposal requires the affirmative vote of a majority of the shares of GulfMark common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Failures to vote, votes to abstain, and broker non-votes will have the same effect as a vote “AGAINST” the GulfMark merger proposal.

Approval of the GulfMark compensation proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark compensation proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark compensation proposal.

Approval of the GulfMark adjournment proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark adjournment proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark adjournment proposal.

The matters to be voted on at the GulfMark special meeting are described in the section entitled “GulfMark Proposals” beginning on page 72.

Methods of Voting

GulfMark stockholders holding shares directly as stockholders of record may vote via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting; by telephone using the toll-free telephone number listed on the enclosed proxy card; or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

GulfMark stockholders of record may vote their shares in person by ballot at the GulfMark special meeting or by submitting their proxies:

•	via the Internet until 11:59 p.m. Eastern Time on November 14, 2018;

•	by telephone until 11:59 p.m. Eastern Time on November 14, 2018; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Eastern Time on November 14, 2018.

Stockholders of GulfMark whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card, voting instruction form or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as stockholder of record may be voted in person at the GulfMark special meeting. If you choose to vote your shares in person at the GulfMark special meeting, please bring your enclosed proxy card and proper identification, such as a driver’s license. Even if you plan to attend the GulfMark special meeting, the GulfMark Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the GulfMark special meeting.

If you are a beneficial holder of your shares of GulfMark stock, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the GulfMark special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

If you hold your shares of GulfMark common stock directly as the stockholder of record you may direct your vote by proxy without attending the GulfMark special meeting. You can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card.

Stockholders of GulfMark whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card, voting instruction form or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Contact Information for Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of GulfMark common stock, you may contact Innisfree, GulfMark’s proxy solicitor, at:

•	Stockholders may call toll-free at 888-750-5834.

•	Banks and brokers may call collect at 212-750-5833.

Revocability of Proxies

If you are a stockholder of record of GulfMark, whether you vote via the Internet, by telephone or mail, you can change or revoke your proxy before it is voted at the GulfMark special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again via the Internet or by telephone at a later time;

•

give written notice before the GulfMark special meeting to the GulfMark Corporate Secretary at the address listed for GulfMark in the section entitled “Where You Can Find More Information” beginning on page 314 stating that you are revoking your proxy; or

•	attend the GulfMark special meeting and vote your shares in person. Please note that your attendance at the GulfMark special meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the GulfMark Board. In addition to solicitation by mail, GulfMark’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

GulfMark has retained Innisfree to assist in the solicitation process. GulfMark will pay Innisfree a fee of approximately $30,000, as well as reasonable and documented out-of-pocket expenses. GulfMark also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

GulfMark will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of GulfMark common stock held of record by such nominee holders. GulfMark will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under Delaware law, GulfMark stockholders are not entitled to appraisal rights in connection with the mergers.

Other Information

The matters to be considered at the GulfMark special meeting are of great importance to GulfMark stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Vote of GulfMark’s Directors and Executive Officers

As of October 9, 2018, GulfMark directors and executive officers, and their affiliates (excluding Raging and Captain Q), as a group, were entitled to vote or had shared power to vote a total of 1,194 shares of GulfMark common stock, or less than 1% of the total shares of GulfMark common stock issued and outstanding as of October 9, 2018. For more information, see the section entitled “Voting and Support Agreements” beginning on page 156.

GulfMark currently expects that all of its directors and executive officers will vote their shares “FOR” the GulfMark merger proposal, “FOR” the GulfMark compensation proposal and “FOR” the GulfMark adjournment proposal.

Attending the GulfMark Special Meeting

You are entitled to attend the GulfMark special meeting only if you were a stockholder of record of GulfMark at the close of business on the record date or you held your shares of GulfMark beneficially in the name of a broker, bank or other nominee as of the record date or you hold a valid proxy for the GulfMark special meeting.

If you were a stockholder of record of GulfMark at the close of business on the record date and wish to attend the GulfMark special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of GulfMark stockholders of record prior to your being admitted to the GulfMark special meeting.

If a broker, bank or other nominee is the record owner of your shares of GulfMark common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the GulfMark special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present proper identification, such as a driver’s license, for admittance to the GulfMark special meeting. If you do not provide government-issued photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the GulfMark special meeting.

Results of the GulfMark Special Meeting

Within four business days following the GulfMark special meeting, GulfMark intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, GulfMark will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

GULFMARK STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE GULFMARK MERGER PROPOSAL AND THE OTHER MATTERS TO BE VOTED ON AT THE GULFMARK SPECIAL MEETING.

GULFMARK PROPOSALS

Merger Proposal

It is a condition to the completion of the business combination that GulfMark stockholders adopt the merger agreement. In the business combination, each GulfMark stockholder will receive, for each share of GulfMark common stock that is issued and outstanding as of immediately prior to the effective time of the first merger, 1.100 shares of Tidewater common stock. Each outstanding GulfMark warrant will be converted automatically into a warrant representing a right to acquire shares of Tidewater common stock, on substantially the same terms and conditions as applied to such GulfMark warrant immediately prior to the effective time of the first merger, but subject to the limitations set forth in the Tidewater certificate of incorporation in order to comply with the Jones Act, except that the number of shares of Tidewater common stock subject to such GulfMark warrant will be adjusted to reflect the exchange ratio as provided in the merger agreement. In addition, each outstanding restricted stock unit, which are referred to as the GulfMark RSUs, representing the right to vest in and be issued shares of GulfMark common stock by GulfMark, will, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in GulfMark common stock and be converted into a substantially similar award for, or with respect to, Tidewater common stock, and the number of shares of Tidewater common stock subject to each such award will be equal to the product of the number of shares of GulfMark common stock subject to such GulfMark RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio, rounded down to the nearest whole number.

The approval by the GulfMark stockholders of this proposal is required by Section 251(c) of the DGCL and is a condition to the completion of the business combination.

Approval of the GulfMark merger proposal requires the affirmative vote of a majority of the shares of GulfMark common stock outstanding as of the close of business on the record date and entitled to vote. Failures to vote, votes to abstain, and broker non-votes will have the same effect as a vote “AGAINST” the GulfMark merger proposal.

The GulfMark Board unanimously recommends that you vote “FOR” the GulfMark merger proposal.

GulfMark Compensation Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, GulfMark is providing its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to GulfMark’s named executive officers that is based on or otherwise relates to the business combination, as described in the section entitled “The Business Combination—Interests of GulfMark Directors and Executive Officers in the Business Combination” beginning on page 118. Accordingly, GulfMark stockholders are being provided the opportunity to cast an advisory vote on such potential payments.

As an advisory vote, this proposal is not binding upon GulfMark or the GulfMark Board and approval of this proposal is not a condition to the completion of the business combination. Because the business combination-related executive compensation to be paid in connection with the business combination is based on the terms of the merger agreement as well as the contractual arrangements with GulfMark’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is adopted (subject only to the contractual conditions applicable thereto). However, GulfMark seeks the support of its stockholders and believes that stockholder support is appropriate because GulfMark has a comprehensive executive compensation program designed to link the compensation of its executives with GulfMark’s performance and the interests of GulfMark stockholders.

Approval of the GulfMark compensation proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark compensation proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark compensation proposal.

The GulfMark Board unanimously recommends that you vote “FOR” the GulfMark compensation proposal.

GulfMark Adjournment Proposal

GulfMark stockholders are also being asked to approve a proposal to adjourn the GulfMark special meeting, if reasonably necessary to provide stockholders with any required supplement or amendment to the joint proxy statement/prospectus or to solicit additional proxies in favor of the GulfMark merger proposal in the event there are not sufficient votes at the time of the GulfMark special meeting to approve the GulfMark merger proposal. If the GulfMark special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted revocable proxies will be able to revoke them at any time prior to their exercise.

Approval of the GulfMark adjournment proposal requires the affirmative vote of a majority of the shares of GulfMark common stock present in person or by proxy at the GulfMark special meeting and entitled to vote on the proposal. Broker non-votes and shares held by GulfMark stockholders who neither are in attendance at, nor have submitted a proxy for, the GulfMark special meeting will have no effect on the outcome of any vote to approve the GulfMark adjournment proposal. Votes to abstain will have the same effect as a vote “AGAINST” the GulfMark adjournment proposal.

The GulfMark Board unanimously recommends that you vote “FOR” the GulfMark adjournment proposal.

THE BUSINESS COMBINATION

This discussion of the business combination, is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the business combination.

Transaction Structure

At the effective time of the first merger, Merger Sub 1 will merge with and into GulfMark. As a result of the first merger, the separate corporate existence of Merger Sub 1 will cease, and GulfMark will continue as the surviving corporation and as a wholly owned subsidiary of Tidewater.

Immediately following the completion of the first merger, GulfMark will merge with and into Merger Sub 2. As a result of the second merger, the separate corporate existence of GulfMark will cease, and Merger Sub 2 will continue as the surviving company and as a wholly owned subsidiary of Tidewater.

The mergers are intended to qualify together as a “reorganization” within the meaning of Section 368(a) of the Code.

Consideration to GulfMark Stockholders

As a result of the first merger, each share of GulfMark common stock issued and outstanding immediately prior to the first merger (other than excluded shares, as defined below) will be converted into the right to receive 1.100 shares of Tidewater common stock.

Shares held by GulfMark, Tidewater or any of Tidewater’s direct or indirect subsidiaries as of the effective time of the first merger (the “excluded shares”), will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

No fractional shares of Tidewater common stock will be issued in the first merger. Instead, each GulfMark stockholder who would otherwise be entitled to receive a fraction of a share of Tidewater common stock (after aggregating all fractional shares of Tidewater common stock issuable to such stockholder) will be entitled to receive, in lieu of such fractional shares, a dollar amount in cash (rounded up to the nearest whole cent), without interest, equal to the product of the average of the closing prices per share of Tidewater common stock traded on the NYSE for the 10 full trading days ending on the day immediately preceding the date on which the effective time occurs multiplied by the fraction of shares of Tidewater stock to which such stockholder would otherwise be entitled.

Background of the Business Combination

Tidewater and GulfMark both own and operate large fleets of offshore support vessels globally, providing marine transportation services to the energy industry worldwide. The global OSV industry is a highly fragmented industry. Both companies share the view that there is a significant opportunity for consolidation to improve efficiencies through additional scale. As a part of their efforts to strengthen their respective businesses and enhance stockholder value, the boards of directors and senior management of each of Tidewater and GulfMark regularly review and assess their respective companies’ operations, performance, prospects and the strategic landscape in the industry, including the possibility of pursuing various strategic transactions. From time to time, the senior management of Tidewater and GulfMark have held conversations and communicated with various investment banking firms regarding potential strategic transaction opportunities and other strategic alternatives available to each of them.

In May 2017, in response to the significant and sustained decline in commodity prices and resulting decline in the utilization of their respective offshore support vessels, as well as the decline in average day rates received and vessel revenue, both Tidewater and GulfMark separately filed for Chapter 11 bankruptcy.

On July 31, 2017, Tidewater emerged from bankruptcy.

On September 14, 2017, at the direction of the then Chief Executive Officer of Tidewater, Mr. Jeffrey Platt, and the Chairman of the Tidewater Board, Mr. Thomas Bates, a representative of Lazard Frères & Co. LLC, Tidewater’s financial advisor on potential strategic transactions (“Lazard”), contacted a representative of the financial advisor to the committee of creditors in the GulfMark Chapter 11 proceedings to communicate Tidewater’s interest in discussing the possibility of a potential combination of the two companies. The financial advisor to the committee of creditors in the GulfMark Chapter 11 proceedings indicated to the Lazard representative that any conversation regarding a potential business combination should wait until after GulfMark’s emergence from bankruptcy proceedings. Lazard reported the outcome of that conversation to Mr. Platt and Mr. Quinn Fanning, Tidewater’s Chief Financial Officer, on September 19, 2017.

On October 15, 2017, Mr. Platt retired as Chief Executive Officer of Tidewater, and Mr. Larry Rigdon, a member of the Tidewater Board, was appointed Interim Chief Executive Officer on October 16, 2017.

On November 14, 2017, GulfMark emerged from bankruptcy.

On December 5, 2017, Mr. Ken Traub, a member of the GulfMark Board, and Mr. Bill Martin, a former member of the GulfMark Board, met with Mr. Bates at Mr. Bates’ request. At the meeting, among other things, Mr. Bates discussed his views regarding Tidewater and potential industry consolidation. Mr. Traub then reported the meeting to the rest of the GulfMark Board.

On December 7, 2017, the GulfMark Board met in Houston, Texas to discuss, among other things, current industry dynamics, a review of the GulfMark fleet and potential vessel divestitures and potential strategic transactions, including potential business combinations.

On December 20, 2017, Mr. Scott McCarty, a member of the GulfMark Board, sent an introductory email to Messrs. Bates and Louis Raspino, Chairman of the GulfMark Board. Mr. Bates responded to that email requesting that he and Mr. Raspino discuss exploring a potential transaction between the companies in the new year.

On January 4, 2018, a representative of a third-party industry participant, referred to herein as Party X, reached out to Mr. McCarty to arrange a meeting with such meeting to occur later in the month. Mr. McCarty then reported the call to the rest of the GulfMark Board.

On January 10, 2018, at a meeting of the GulfMark Board in Houston, Texas, the GulfMark Board discussed several investment banks as potential financial advisors for a strategic transaction, including Evercore, with a view toward retaining a financial advisor to assist the GulfMark Board and management in evaluating a broad range of strategic alternatives available to GulfMark. Evercore had acted as financial advisor to GulfMark in connection with its bankruptcy filing. Evercore’s engagement terminated in November 2017, shortly after GulfMark emerged from bankruptcy.

On January 15, 2018, Lazard was formally engaged by Tidewater to act as financial advisor in connection with a potential transaction with GulfMark. The Tidewater Board determined to engage Lazard due to its familiarity with Tidewater and GulfMark as well as its expertise in transactions similar to the potential transaction with GulfMark. Mr. Rigdon contacted Lazard and requested that Lazard be prepared to share its views with the Tidewater Board regarding a potential strategic combination with GulfMark.

On January 22, 2018, Mr. Bates met with Mr. McCarty in Fort Worth, Texas. During that meeting, they discussed the possibility of exploring a potential strategic combination between Tidewater and GulfMark, including potential cost synergies and other potential benefits for the stockholders of both companies.

On January 24, 2018, Messrs. Bates, Rigdon and Raspino met in person in Houston, Texas. During this meeting, Messrs. Bates, Rigdon and Raspino further discussed the possibility of exploring a potential strategic transaction between Tidewater and GulfMark.

On January 26, 2018, representatives of Party X met with Mr. McCarty and Mr. Traub in New York City to discuss a potential business combination between Party X and GulfMark. Subsequently, the participants at the meeting updated the GulfMark Board regarding the discussion. Representatives of Party X then delivered a draft mutual confidentiality agreement to GulfMark to facilitate the exchange of confidential information between Party X and GulfMark. Also on January 26, 2018, the Chief Executive Officer of Party X sent Mr. Quintin Kneen, Director, President and Chief Executive Officer of GulfMark, a request for a meeting.

On January 30, 2018, the Tidewater Board held a telephonic meeting. During this meeting, the Tidewater Board discussed various strategic opportunities that could be available to Tidewater, including a potential transaction with GulfMark and other potential acquisition opportunities. Mr. Bates updated the Tidewater Board on the conversations among himself, Mr. Rigdon and Mr. Raspino concerning a potential strategic transaction between Tidewater and GulfMark. Mr. Rigdon further advised the Tidewater Board that he had contacted Lazard to review with the Tidewater Board its views based on publicly available information concerning a potential transaction with GulfMark. Representatives of Lazard discussed its views with the Tidewater Board regarding a potential combination with GulfMark. Following this discussion, the Tidewater Board authorized Tidewater management to prepare a written indication of interest letter to be delivered to GulfMark contemplating a stock-for-stock combination between the two companies.

On January 31, 2018, Mr. Kneen and the Chief Executive Officer of Party X met in Houston, Texas, at which time they discussed, among other things, a potential business combination between Party X and GulfMark.

On January 31, 2018, Tidewater engaged Weil, Gotshal & Manges LLP (“Weil”) as its mergers and acquisitions legal counsel in connection with the potential transaction involving GulfMark. The Tidewater Board determined to engage Weil due to its expertise in transactions similar to the potential transaction with GulfMark.

On February 2, 2018, Mr. Rigdon delivered to Mr. Raspino a written indication of interest letter contemplating a stock-for-stock combination between the two companies. In the letter, Tidewater noted that, based on its preliminary views and using external projections for GulfMark on a “like-for-like” basis, Tidewater anticipated that upon completion of the transaction, GulfMark stockholders would own approximately 25% of the equity of the combined company. Such ownership level equated to an approximately “at market” exchange ratio given Tidewater’s and GulfMark’s stock prices at the time.

On February 5, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore, to discuss the letter received by Mr. Raspino on February 2, 2018, as well as the January 24, 2018 meeting between Messrs. Raspino, Rigdon, and Bates. Representatives of Evercore reviewed with the GulfMark Board publicly available information regarding Tidewater and its fleet and financial information, and the directors and representatives of Evercore discussed certain considerations in a potential transaction with Tidewater, including a pro forma fleet overview and preliminary financial considerations.

On February 7, 2018, Mr. Kneen met with the Chief Executive Officer of Party X at which time the Chief Executive Officer of Party X requested that representatives of the large stockholders of GulfMark attend a meeting with representatives of Party X.

On February 9, 2018, GulfMark engaged Gibson, Dunn & Crutcher LLP (“Gibson”) as its legal counsel in connection with the receipt of the letter from Tidewater and a potential business combination transaction. GulfMark determined to engage Gibson due to its expertise in transactions similar to the potential transaction with Tidewater.

On February 17, 2018, the GulfMark Board held a telephonic meeting to continue discussions regarding the proposal from Tidewater and the requested meeting with Party X. Representatives of Gibson were present and discussed with the GulfMark Board, among other things, the fiduciary duties of the GulfMark Board in connection with responding to the Tidewater proposal. In addition, directors and representatives of Evercore discussed potential strategic alternatives, including other potential transactions and continuing as a standalone company. At the conclusion of such meeting, the GulfMark Board supported further exploration of the merits of a potential transaction with Tidewater, including the exchange of confidential information with Tidewater. The GulfMark Board instructed the representatives of Evercore to contact representatives of Lazard to express interest in further exploring a potential transaction with Tidewater. Also at the meeting, the GulfMark Board discussed entering into a new engagement letter for Evercore to act as GulfMark’s financial advisor in connection with a potential transaction with Tidewater and the review of other strategic alternatives.

On February 17, 2018, representatives of Evercore contacted representatives of Lazard to discuss the GulfMark Board’s response to Tidewater’s indication of interest letter. During this call, the Evercore representatives advised the Lazard representatives that GulfMark was willing to engage in further conversations with Tidewater regarding the combination of the two companies and suggested that the two parties begin financial and operational diligence with a focus on developing a view as to synergies before determining an exchange ratio. As instructed by the GulfMark Board, representatives of Evercore noted to representatives of Lazard that the GulfMark Board expected GulfMark stockholders to receive more than a 25% ownership stake in the combined company if a transaction were to proceed.

On February 20, 2017, Lazard delivered to Evercore a draft mutual confidentiality agreement to facilitate the exchange of confidential information between Tidewater and its representatives and GulfMark and its representatives. Thereafter, representatives of Weil and Gibson negotiated the terms of the confidentiality agreement. Tidewater and GulfMark subsequently entered into the confidentiality agreement on March 15, 2018.

On February 22, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore and Gibson, and discussed, among other things, certain considerations of both a standalone plan and a merger with a peer company, including Tidewater and Party X. The directors noted, among other things, the potential for a merger to create a leading company in the industry and the associated benefits to all stockholders. In discussing the standalone alternative, directors and representatives of Evercore discussed that GulfMark was not expected to be cash flow positive until 2020, as well as the risk of potential industry consolidation without GulfMark involved and the negative impact such transactions may have on GulfMark. Also at the meeting, the GulfMark Board approved the terms of Evercore’s new engagement letter for its work as GulfMark’s financial advisor in connection with exploring strategic alternatives. The GulfMark Board determined to continue to work with Evercore due to its familiarity with GulfMark, Tidewater and the OSV sector, as well as its expertise in transactions similar to the potential transaction with Tidewater, and the existence of potential continuing fee obligations pursuant to the previous engagement letter with Evercore.

On March 9, 2018, Mr. Kneen and representatives of Evercore met with representatives of Party X and its financial advisors to discuss a potential business combination transaction. At that meeting, Party X indicated a possible interest in pursuing a strategic acquisition of GulfMark and that any potential transaction between the parties would be structured as an all-stock transaction at the current market values for both companies.

On March 12, 2018, the GulfMark Board held a telephonic meeting and Mr. Kneen reported on the discussions with Party X. During such meeting, the GulfMark Board, along with representatives of Gibson and Evercore, also discussed the status of negotiations with Tidewater regarding the mutual confidentiality agreement.

On March 20, 2018, the Tidewater Board held a meeting. During this meeting, the Tidewater Board discussed various strategic opportunities that could be available to Tidewater and representatives of Lazard reviewed with the Tidewater Board various potential acquisition targets, including GulfMark. Representatives of Lazard also updated the Tidewater Board concerning the status of the discussions with GulfMark. Following this discussion, the Tidewater Board determined it appropriate to continue discussions with GulfMark to determine whether or not a potential transaction was more favorable to Tidewater than other opportunities available to Tidewater.

On March 20, 2018, the GulfMark Board held a meeting in New York City, at the offices of Gibson, where the directors and representatives of Evercore and Gibson continued discussion regarding potential transactions with Party X and Tidewater.

On March 21, 2018, senior management of Tidewater and representatives of Lazard met with senior management of GulfMark and representatives of Evercore to discuss the potential strategic transaction between Tidewater and GulfMark and the synergies that could potentially be obtained as a result of such transaction.

Later on March 21, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore and Gibson, to discuss the meeting with Tidewater and discuss next steps, which included continued due diligence and analysis of potential synergies.

On March 23, 2018, representatives of Lazard and Evercore discussed the respective cost structures of Tidewater and GulfMark and identified areas of potential synergies between the two companies.

On March 28, 2018, Mr. Kneen received a letter from Party X indicating that Party X was interested in pursuing a transaction with GulfMark in an all-stock transaction at the current market values for both companies.

On March 29, 2018 and April 4, 2018, senior management of Tidewater and GulfMark, along with representatives of Lazard and Evercore, continued to discuss further areas where synergies could be created in a combination of Tidewater and GulfMark.

On April 12, 2018, Mr. Kneen received a letter from Party X stating that Party X had decided to terminate merger discussions with GulfMark. As described below, GulfMark was later informed by Party X that Party X’s decision to terminate discussions was the result of legal constraints on Party X (unrelated to GulfMark).

On April 13, 2018, the Tidewater Board held a meeting to discuss the status of the discussions with GulfMark. Representatives of senior management, Lazard and Weil attended the meeting. During this meeting, Mr. Bates updated the Tidewater Board on the status of the discussions with GulfMark. Representatives of Lazard presented to the Tidewater Board a preliminary analysis of a potential combination between Tidewater and GulfMark and the parties’ views as to the synergies that could potentially be created as a result of such combination. At the conclusion of the Tidewater Board meeting, the Tidewater Board authorized management to prepare and deliver an updated indication of interest letter to GulfMark proposing a 1.00 exchange ratio for each issued and outstanding share of GulfMark common stock.

On April 16, 2018, Mr. Raspino received a letter from Mr. John T. Rynd, President, Chief Executive Officer and Director of Tidewater, proposing a 1.00 exchange ratio for each issued and outstanding share of GulfMark common stock or creditor warrant. The letter indicated that this proposed exchange ratio would result in GulfMark stockholders receiving a 25% ownership stake in the combined company (24% on a fully-diluted basis).

On April 16, 2018, representatives of Lazard and Evercore discussed certain diligence questions and clarified certain areas of synergies previously identified by the parties, the exchange ratio offered by Tidewater for each issued and outstanding share of GulfMark common stock and the proposed treatment of other equity securities of GulfMark in the potential combination.

On April 16, 2018, the GulfMark Board, together with representatives of Evercore and Gibson, met telephonically and received an update from representatives of Evercore on the continued financial due diligence of Tidewater and the synergy analysis. The GulfMark Board also discussed with its advisors the revised indication of interest letter received from Tidewater, and the March 28, 2018 and April 12, 2018 letters received from Party X.

On April 18, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore and Gibson, to further discuss the April 16 letter Mr. Raspino received from Mr. Rynd. Following a discussion among directors, the GulfMark Board instructed Evercore to communicate to Lazard that Tidewater would need to increase its offer above the proposed 25% pro forma ownership split.

On April 18, 2018, following the GulfMark Board meeting, representatives of Evercore called representatives of Lazard to explain that the latest Tidewater offer was not satisfactory to the GulfMark Board and that Tidewater would need to increase its offer above the proposed 25% pro forma ownership split.

On April 21, 2018, Mr. McCarty called Mr. Bates and proposed that the parties consider a transaction in which GulfMark stockholders would hold approximately 30% of the pro forma equity of the combined company. Mr. McCarty further requested a meeting among the respective senior management of the companies to discuss the parties’ differing views on valuation.

On April 23, 2018, Mr. Kneen and Mr. Traub met with the Chief Executive Officer of Party X in New York City who explained that he was interested in further discussions regarding a potential transaction, but noted that legal constraints on Party X (unrelated to GulfMark) would prevent such discussions in the near term.

On April 24, 2018, representatives of Lazard and Evercore discussed the respective assumptions and analysis used by Tidewater and GulfMark in their respective valuation assessments of the potential combination.

On April 26, 2018, Messrs. Bates, Rynd and Fanning from Tidewater and Messrs. Kneen and McCarty from GulfMark, together with representatives of Lazard and Evercore, met to discuss the respective parties’ differing views on valuation. At the conclusion of the meeting, Mr. Bates indicated that he and Tidewater management could support a transaction in which GulfMark stockholders would be able to expect to receive 26% of the pro forma equity ownership of the combined company.

On April 27, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore and Gibson, to discuss the recent meeting with Tidewater and Lazard. The directors discussed the proposed 26% pro forma ownership split and potential responses to Tidewater. During such meeting, upon request of the GulfMark Board, representatives of Evercore provided the directors with further background information about Party X. Following such discussion, the GulfMark Board authorized Mr. Traub to contact the Chief Executive Officer of Party X and encourage Party X to submit a new proposal to GulfMark.

Following the April 27 GulfMark Board meeting, Mr. Traub called the Chief Executive Officer of Party X. During the call, Mr. Traub encouraged Party X to submit a new offer to combine with GulfMark. Following such call Mr. Kneen received a call from the Chief Executive Officer of Party X who expressed continuing interest in an at-market transaction.

On April 30, 2018, a representative of Evercore received a call from a representative of Party X’s financial advisor noting the potential upside in a transaction between GulfMark and Party X, but noting that Party X would be unlikely to deliver any control premium in a transaction.

On May 1, 2018, the Tidewater Board held a meeting. During this meeting, Lazard updated the Tidewater Board regarding the status of discussions with GulfMark and provided a preliminary analysis of the potential transaction at various prices. Following this discussion, the Tidewater Board determined it appropriate to continue discussions with GulfMark to determine whether or not a potential transaction was more favorable to Tidewater than other opportunities available to Tidewater.

On May 2, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore and Gibson, to discuss the follow-up discussions with Party X. Representatives of Evercore provided the directors with a more detailed review of the Party X businesses and operations and a summary of the financial due diligence performed to date on Party X. The Evercore representatives also reviewed a summary of the most recent proposals from Party X and Tidewater, including the exchange ratio and resulting implied premiums and discounts at various exchange ratios, and the pro forma equity ownership splits.

On May 5, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore and Gibson, and discussed giving each of Tidewater and Party X a firm deadline to submit revised “best and final” proposals to encourage one or both of such parties to increase its proposal. Following the meeting, representatives of Evercore contacted Lazard and the financial advisor to Party X requesting that Tidewater and Party X, respectively, submit best and final offers by May 15, 2018.

On May 8, 2018, the GulfMark Board held a telephonic meeting, together with representatives of Evercore and Gibson. The Evercore representatives provided an update on the latest discussions with Tidewater and Party X, and further discussed with the GulfMark Board the strategic rationale to a potential combination with Tidewater or Party X, as well as the considerations of GulfMark as a stand-alone company.

On May 14, 2018, Messrs. Kneen, McCarty and Traub met with representatives of Party X to better understand its business prospects and to encourage a stronger proposal.

Also on May 14, 2018, the Tidewater Board held a meeting to discuss the status of the discussions with GulfMark and GulfMark’s request for a “best and final” proposal. During this meeting, representatives of Lazard updated the Tidewater Board on the status of the discussions with GulfMark, as well as provided updated valuation information to the Tidewater Board. At the conclusion of the meeting, the Tidewater Board authorized management to provide to GulfMark a “best and final” proposal for a stock-for-stock transaction at a 1.10 exchange ratio for each issued and outstanding share of GulfMark common stock.

On May 15, 2018, Mr. Rynd delivered in writing to Mr. Raspino Tidewater’s “best and final” proposal for a stock-for-stock transaction at a 1.10 exchange ratio.

Also on May 15, 2018, Party X’s financial advisor orally conveyed to representatives of Evercore a continued interest in an at market transaction with GulfMark, but did not specify an exchange ratio.

On May 19, 2018, the GulfMark Board held a meeting to discuss the proposals from Tidewater and Party X. Representatives of Evercore and Gibson were in attendance. Among other things, the GulfMark directors provided views on what they believed to be the strong strategic rationales for engaging in a transaction with Tidewater rather than Party X, noting the expected synergies from the transaction with Tidewater and the expectation that the combined company would be a leading OSV operator. The GulfMark directors also discussed with representatives of Evercore the respective valuations of Tidewater versus Party X based on various valuation metrics. The GulfMark directors also discussed the potential governance of the combined company and agreed that it would be appropriate for representatives of Evercore to communicate to Lazard that GulfMark should be entitled to three director seats on the combined company board.

On May 21, 2018, representatives of Evercore informed representatives of Lazard that the GulfMark Board had determined to pursue a transaction with Tidewater. Accordingly, the GulfMark Board was prepared to continue negotiations with Tidewater on the basis of Tidewater’s 1.10 exchange ratio and requested that the Tidewater Board be willing to appoint three GulfMark designated directors on the board of the combined company.

On May 22, 2018, the GulfMark Board met and discussed Evercore’s call with Lazard, as well as the process for moving forward with the proposed transaction with Tidewater.

On May 23, 2018, the Tidewater Board held a telephonic meeting, whereby the Tidewater Board agreed to be willing to consider GulfMark’s request to appoint three GulfMark designated directors to the board of the combined company.

Between May 24, 2018 and the execution of the merger agreement on July 15, 2018, Tidewater and its representatives continued to conduct due diligence on GulfMark. During the same period of time, GulfMark and its representatives continued to conduct due diligence on Tidewater.

On May 24, 2018, Mr. Rynd contacted Mr. Kneen, indicating that Tidewater wished to inspect a number of GulfMark’s vessels prior to announcing a transaction. Messrs. Kneen, Raspino, Traub, and McCarty spoke with representatives of Gibson and Evercore to discuss the requested vessel inspections. In light of the concerns raised regarding a potential confidentiality leak in connection with Tidewater’s requested vessel inspections, GulfMark communicated to Tidewater that GulfMark could not agree to Tidewater’s requested pre-signing vessel inspections.

During the week of May 28, 2018, reciprocal due diligence continued and included due diligence calls between representatives of Tidewater and GulfMark and their respective advisors.

On May 30, 2018, Weil sent a draft exclusivity letter to Gibson providing for exclusive discussions regarding a proposed transaction between GulfMark and Tidewater.

On May 31, 2018, Weil provided to Gibson an initial draft of the merger agreement. Among other things, the draft merger agreement contemplated a voting agreement to be entered into by certain stockholders of GulfMark holding in the aggregate 34.99% of GulfMark’s shares of common stock, pursuant to which such stockholders would agree, among other things, to vote in favor of the Tidewater transaction.

On June 4, 2018, representatives of Gibson and Weil discussed the May 31 draft of the merger agreement and Tidewater’s request for exclusivity. Gibson representatives indicated that GulfMark would not proceed with exclusivity until the resolution of various issues raised by the initial draft of the merger agreement, including the size of the proposed termination fee and the proposed treatment of GulfMark’s outstanding debt. Later on June 4, representatives of Weil contacted representatives of Gibson to indicate that Tidewater was prepared to move forward without exclusivity, and Gibson should prepare a full markup of the merger agreement.

On June 11, 2018, Gibson sent a revised draft of the merger agreement to Weil, reflecting the revisions discussed during the call on June 4. In addition, the draft provided that the voting agreement had to terminate in the event the GulfMark Board changed its recommendation with respect to the Tidewater transaction.

Between June 11, 2018 and July 15, 2018, Gibson and Weil continued negotiating the merger agreement in consultation with GulfMark and Tidewater. The main issues that were negotiated were the size of the parties’ termination fees, whether the voting agreement would survive a change of recommendation by the GulfMark Board, the deal protections, the relative scope of the parties’ representations, warranties and covenants (including the operating covenants), and the treatment of GulfMark’s outstanding long-term debt.

On June 13, 2018, a representative of Stephens Inc. (“Stephens”) contacted Mr. Traub on behalf of Harvey Gulf International Marine (“Harvey Gulf”), another OSV owner and operator, requesting a call regarding potential strategic discussions between GulfMark and Harvey Gulf. At that time, Harvey Gulf was in bankruptcy proceedings. Mr. Traub informed representatives of Gibson and Evercore of the request and, following discussion, it was agreed that a representative of Evercore would call Stephens to have an advisor-to-advisor discussion. During such discussion, the Evercore representative confirmed that Stephens had in fact been engaged by Harvey Gulf. Representatives of Stephens then indicated that Harvey Gulf was interested in a potential business combination with GulfMark. Representatives of Evercore noted to Stephens that the GulfMark Board would consider any proposals in accordance with their fiduciary duties and encouraged Stephens to have Shane Guidry, Chief Executive Officer of Harvey Gulf, call Mr. Kneen. Between June 13, 2018 and August 1, 2018, neither Mr. Kneen nor representatives of Evercore received any further communications from Mr. Guidry or Stephens.

On June 21, 2018, Messrs. McCarty, Raspino and Traub had a teleconference with Mr. Bates of Tidewater to express a continued interest in a transaction with Tidewater at the current market values for both companies, which would imply an exchange ratio of 1.16, and to discuss, among other things, open contractual matters.

Later that evening, Mr. Bates updated the Tidewater Board on a teleconference call. The Tidewater Board reiterated that the 1.10 exchange ratio was Tidewater’s “best and final” proposal and that it was unwilling to revise the exchange ratio to reflect the then-current market prices.

On June 27, 2018, representatives of Evercore advised representatives of Lazard that GulfMark remained interested in completing a transaction with Tidewater and resolving the current open points in the merger agreement.

On June 28, 2018, senior management of Tidewater and GulfMark, together with representatives of Lazard, Evercore, Weil and Gibson, discussed the respective parties’ views as to various open points in the merger agreement.

On July 2, 2018, Messrs. Kneen, Rynd and Fanning met in person at the Houston offices of Evercore to discuss certain provisions of the merger agreement, including the operating covenants. During that meeting, Messrs. Rynd and Fanning reiterated Tidewater’s request to conduct vessel inspections prior to any announcement of a transaction.

On July 4, 2018, representatives of Weil sent a revised draft of the merger agreement to representatives of Gibson. The revised merger agreement contemplated that the voting agreement would not terminate in the event of a change of recommendation by the GulfMark Board and proposed a termination fee payable by GulfMark of $13 million and by Tidewater of $35 million in certain circumstances.

On July 5, 2018, Weil delivered to Gibson an initial draft of the voting agreement pursuant to which certain stockholders of GulfMark would be required, subject to the terms and conditions set forth in such voting agreement, to vote certain of the shares that they owned in favor of the transaction.

On July 8, 2018, Gibson sent a revised draft of the merger agreement to Weil. The revised draft accepted Tidewater’s proposed termination fees, but required the termination of the proposed voting agreement in the event of a change of recommendation by the GulfMark Board. The remaining material outstanding issues included vessel inspections, which Tidewater continued to insist be completed before signing of the merger agreement.

On July 9, 2018, the GulfMark Board held a telephonic meeting with representatives of Gibson and Evercore to discuss the outstanding material issues in the merger agreement. The GulfMark Board then authorized members of the GulfMark Board and representatives of Gibson and Evercore to meet with representatives of Tidewater to negotiate the outstanding material issues in the merger agreement.

On July 9, 2018, the Tidewater Board held a telephonic meeting, with representatives of Weil and Lazard in attendance. During this meeting, representatives of Weil reviewed with the Tidewater Board their fiduciary duties under Delaware law in connection with the consideration of a transaction with GulfMark, and reviewed with the Tidewater Board the terms of the current draft of the merger agreement as well as the remaining open issues with GulfMark.

On July 10, 2018, Messrs. Rynd, Bates, Fanning and Lundstrom, together with representatives of Lazard and Weil, met with Messrs. Raspino, Kneen, McCarty and Traub, together with representatives of Evercore and Gibson in the offices of Lazard in Houston, Texas to discuss the remaining open business issues in the merger agreement, the voting agreement and open diligence requests from Tidewater. Among other things, the parties agreed that the voting agreement would terminate in the event GulfMark’s Board changed its recommendation with respect to the Tidewater merger. GulfMark also agreed to allow Tidewater to conduct limited vessel inspections prior to signing of the merger agreement.

From July 10, 2018 to July 15, 2018, Gibson and Weil exchanged drafts of the merger agreement, disclosure schedules and other ancillary agreements.

On July 12, 2018, counsel to Raging and Captain Q delivered to Weil their comments to the draft voting agreement.

Later that evening, the Tidewater Board held a telephonic meeting. Representatives of Lazard and Weil attended the meeting. Tidewater senior management first updated the Tidewater Board on the status of the negotiations with GulfMark. Representatives of Weil also reviewed with the Tidewater Board their fiduciary duties under Delaware law in connection with the consideration of a transaction with GulfMark, and updated the Tidewater Board on the resolution of the open issues in the merger agreement and the voting agreement. Representatives of Lazard also provided the Tidewater Board with its updated financial analyses with respect to the proposed transaction. Tidewater’s management team also reviewed with the Tidewater Board the anticipated timeline of, and the key considerations relating to, the announcement should the transaction ultimately be approved by the Tidewater Board. At the conclusion of the meeting, the Tidewater Board expressed its unanimous support for continuing to pursue the transaction with GulfMark.

From July 13, 2018 until July 15, 2018, representatives of Weil negotiated the final terms of the merger agreement with representatives of Gibson. In addition, Weil negotiated the terms of the voting agreement with counsel to Raging and Captain Q.

Between the close of market on July 13, 2018 and the morning of July 15, 2018, representatives of Tidewater conducted the requested inspections of certain GulfMark vessels as a part of Tidewater’s diligence efforts.

On July 15, 2018, a meeting of the Tidewater Nominating and Corporate Governance Committee was held to evaluate and discuss Mr. Louis Raspino, Mr. Kenneth Traub and Mr. Robert Tamburrino, the nominees to the Tidewater Board proposed by GulfMark in connection with the proposed transaction. After evaluating and discussing the experience, qualifications and attributes of each of the directors proposed by GulfMark (including by reviewing each such proposed director’s responses to the 2018 Tidewater Inc. Proposed Director Questionnaire and other information available to Tidewater), the Tidewater Nominating and Corporate Governance Committee recommended to the Tidewater Board that each such director nominee be accepted by the Tidewater Board to have a seat on the Tidewater Board immediately following consummation of the business combination.

Following the meeting of the Tidewater Nominating and Corporate Governance Committee, the Tidewater Board held a telephonic meeting to consider the approval of the transaction with GulfMark. Representatives of Lazard and Weil attended this meeting. During this meeting, Tidewater senior management updated the Tidewater Board on the results of the due diligence of GulfMark. Representatives of Weil reviewed with the Tidewater Board the final terms of the merger agreement and the voting agreement. Thereafter, representatives of Lazard presented to the Tidewater Board its financial analysis of the proposed transaction and delivered its oral opinion, which was confirmed by delivery of a written opinion dated as of the same date, to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the aggregate merger consideration to be paid by Tidewater was fair, from a financial point of view, to Tidewater. After considering and discussing the foregoing and the proposed terms of the merger agreement, and taking into consideration the factors described in the sections titled “The Business Combination—Recommendation of the Tidewater Board and Reasons for the Business Combination,” and “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” beginning on page 86 and page 89, respectively, the members of the Tidewater Board unanimously (i) determined that the merger agreement, the voting agreements with each of Raging and Captain Q, the mergers and the other transactions contemplated thereby were fair to and in the best interests of Tidewater and its stockholders, (ii) approved and declared it advisable that Tidewater enter into the merger agreement and the voting agreements with each of Raging and Captain Q and (iii) recommended the approval of the issuance of Tidewater common stock by Tidewater’s stockholders and directed that the issuance of Tidewater common stock in connection with the business combination be submitted to Tidewater’s stockholders for their approval at Tidewater’s special meeting.

On July 15, 2018, the GulfMark Board held a telephonic meeting with members of GulfMark management and representatives of Evercore and Gibson in attendance. During the meeting, representatives of Gibson reviewed the fiduciary duties of the GulfMark Board in connection with reviewing a potential transaction with Tidewater, updated the GulfMark Board regarding the outcome of the points in the transaction documents that had remained open at the prior GulfMark Board meeting, and reviewed with the GulfMark Board the resolutions that it would be adopting if it determined to enter into the potential transaction with Tidewater. Representatives of Evercore then reviewed with the GulfMark Board its final financial analysis of the exchange ratio provided for in the merger agreement. Representatives of Evercore then delivered to the GulfMark Board its oral opinion, confirmed by its delivery of a written opinion dated July 15, 2018, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of GulfMark common stock entitled to receive the merger consideration in the first merger. Following further discussion, the GulfMark Board thereafter unanimously determined that (i) the merger agreement and the consummation of the transactions contemplated thereby, including the mergers, are fair to, and in the best interests of GulfMark and its stockholders, (ii) authorized, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, and (iii) recommended that GulfMark stockholders vote in favor of the adoption and approval of the merger agreement. The GulfMark Board also unanimously resolved that the merger agreement be submitted for consideration and approval by the GulfMark stockholders entitled to vote at the GulfMark special meeting and recommended that the GulfMark stockholders approve the merger agreement at the GulfMark special meeting.

Later that evening, the voting agreements were executed by Tidewater, Raging and Captain Q. Pursuant to the voting agreements, Raging and Captain Q each agreed, on the terms and subject to the conditions set forth in their respective voting agreement, to vote an aggregate of 2,624,346 of shares of GulfMark common stock (representing approximately 34.99% of the outstanding shares of GulfMark common stock as of July 15, 2018), of which 1,709,464 shares are beneficially owned by Raging and 914,882 shares are beneficially owned by Captain Q, in favor of the approval of the GulfMark merger proposal and the approval of the transactions contemplated by the merger agreement. Thereafter, the merger agreement was executed and delivered by Tidewater and GulfMark.

On the morning of July 16, 2018, prior to the commencement of trading on the New York Stock Exchange, Tidewater and GulfMark issued a joint press release announcing the entering into of the merger agreement.

On August 1, 2018, Mr. Shane Guidry, Chief Executive Officer of Harvey Gulf, contacted Mr. Kneen telephonically to indicate that Harvey Gulf would be submitting a letter to GulfMark proposing a business combination transaction between GulfMark and Harvey Gulf. Later that day, Mr. Kneen received the letter from Mr. Guidry proposing to combine the companies through a merger in which GulfMark would acquire Harvey Gulf, with the combined company remaining publicly listed. Pursuant to the Harvey Gulf proposal, GulfMark stockholders would own 41.2% pro forma equity of the combined company.

On August 5, 2018, the GulfMark Board held a telephonic meeting with representatives of Evercore, Gibson and Richards, Layton and Finger LLP, Delaware counsel to GulfMark (“Richards Layton”), to discuss the August 1, 2018 letter from Harvey Gulf. During such meeting, representatives of Gibson and Richards Layton reviewed with the GulfMark Board its fiduciary duties and GulfMark’s obligations under the merger agreement. In addition, representatives of Evercore reviewed publicly-available financial information regarding Harvey Gulf. During such meeting the GulfMark Board did not make a determination as to whether the Harvey Gulf proposal “could reasonably be expected to result in a “Company Superior Offer” (as defined in the merger agreement). Instead, the GulfMark Board authorized Gibson and Evercore to seek a waiver from Tidewater under the merger agreement in order to allow GulfMark to request further information from Harvey Gulf.

On August 6, 2018, the Tidewater Board held a telephonic meeting to discuss the developments with respect to the Harvey Gulf proposal and GulfMark’s request for a waiver under the merger agreement in order to allow GulfMark to request further information from Harvey Gulf with respect to the Harvey Gulf proposal. Representatives of management, Lazard and Weil attended the meeting. During that meeting, representatives of Lazard reviewed with the Tidewater Board the terms of the Harvey Gulf proposal. Representatives of Weil reviewed with the Tidewater Board the obligations of GulfMark under the merger agreement, Tidewater’s rights with respect thereto and the request by GulfMark for a waiver under the merger agreement in order to allow GulfMark to request further information from Harvey Gulf with respect to the Harvey Gulf proposal. At the conclusion of the meeting, the Tidewater Board authorized management to grant the requested waiver.

On August 7, 2018, Tidewater granted the waiver requested by GulfMark, and on such date GulfMark delivered a letter to Harvey Gulf requesting specific due diligence materials. Harvey Gulf delivered some of the requested materials by means of an electronic data room.

On August 12, 2018, the Tidewater Board held a telephonic meeting to further discuss the Harvey Gulf proposal. Representatives of management, Lazard and Weil attended the meeting. During that meeting, representatives of Lazard reviewed with the Tidewater Board Lazard’s analysis of the Harvey Gulf proposal. Representatives of Weil again reviewed with the Tidewater Board the obligations of GulfMark under the merger agreement and Tidewater’s rights with respect thereto. At the conclusion of the meeting, the Tidewater Board requested that management continue to update the Tidewater Board with respect to any further developments in connection with the Harvey Gulf proposal.

On August 14, 2018, the GulfMark Board held a telephonic meeting with representatives of Evercore, Gibson and Richards Layton to further discuss the August 1, 2018 letter from Harvey Gulf. During such meeting, representatives of Gibson and Richards Layton reviewed with the GulfMark Board its fiduciary duties and GulfMark’s obligations under the merger agreement. In addition, representatives of Evercore reviewed publicly-available financial information and information made available in the diligence materials received from Harvey Gulf. During such meeting the GulfMark Board (i) concluded in good faith, after consulting with its outside legal counsel and financial advisors, that the Harvey Gulf proposal could reasonably be expected to result in a Company Superior Offer and (ii) authorized members of the GulfMark Board, management and its advisors to proceed to engage in discussions with Harvey Gulf, subject to the terms of the merger agreement, to further evaluate Harvey Gulf’s proposed transaction. Following the meeting, GulfMark notified Tidewater of the GulfMark Board’s conclusion in accordance with the merger agreement. Later that evening, management at Tidewater updated the Tidewater Board on the actions taken by the GulfMark Board.

On August 20, 2018, GulfMark and Harvey Gulf entered into a mutual confidentiality agreement to facilitate the exchange of confidential information and discussions between Harvey Gulf and its representatives and GulfMark and its representatives. Following such date, GulfMark and its representatives conducted due diligence on Harvey Gulf, and Harvey Gulf and its representatives conducted due diligence of GulfMark.

On August 23, 2018, representatives of GulfMark and Harvey Gulf met in Houston, Texas to discuss the Harvey Gulf business and financial outlook.

On September 4, 2018, the GulfMark Board held a meeting in New York City together with members of GulfMark management and with representatives of Evercore and Gibson Dunn. During such meeting the GulfMark Board discussed, among other things, the Harvey Gulf business and fleet, based on due diligence that had been conducted to date.

On September 6 and 8, 2018, representatives of Harvey Gulf and Stephens met with GulfMark management and representatives of Evercore telephonically to review Harvey Gulf’s preliminary view on synergies that it believed could be achieved in a combination transaction between Harvey Gulf and GulfMark.

On September 14, 2018, the GulfMark Board held a telephonic meeting together with representatives of Gibson Dunn and Evercore. Representatives of Evercore provided an update on the financial due diligence conducted and its preliminary views on valuation of Harvey Gulf.

On September 19, 2018, a representative of Stephens communicated to a representative of Evercore that the Harvey Gulf board of directors had unanimously approved an increase to Harvey Gulf’s previously communicated proposal and such increased proposal would be presented at a meeting between representatives of Harvey Gulf management and members of the GulfMark Board.

On September 27, 2018, several directors and management of Tidewater met with several directors and management of GulfMark in Houston, Texas to review the synergies that could potentially be achieved following the completion of the business combination.

On October 2, 2018, members of the GulfMark Board, along with representatives of Evercore and Gibson Dunn, met with Mr. Shane Guidry and other members of Harvey Gulf management along with members of the Harvey Gulf board of directors, certain Harvey Gulf stockholders and representatives of the legal and financial advisors to Harvey Gulf in New York City. During such meeting, Harvey Gulf presented GulfMark with a revised proposal pursuant to which GulfMark stockholders would own 42.46%, on a fully-diluted basis. The materials delivered by Harvey Gulf representatives at the meeting represented that Harvey Gulf’s new proposal reflected a revised enterprise value for Harvey Gulf of $850 million, a downward revision of $50 million from the initial August 1, 2018 letter. In addition, Harvey Gulf proposed that the board of directors of the combined company would consist of four independent directors appointed by the existing GulfMark Board, five independent directors from Harvey Gulf’s current board of directors and two members to be nominated by Mr. Shane Guidry. During this meeting, members of the GulfMark Board expressed to the representatives of Harvey Gulf their concerns with respect to the Harvey Gulf proposal, including (1) Harvey Gulf’s expressed valuation reflected in its proposal, (2) Harvey Gulf’s balance sheet and the anticipated pro forma debt of the combined company in a Harvey Gulf/GulfMark combination, (3) the proposed combined company board composition, (4) the proposed combined company management team and (5) the expected trading dynamics of the combined company’s stock.

On October 8, 2018, the GulfMark Board held a telephonic meeting together with representatives of Gibson Dunn and Evercore to discuss the October 2, 2018 meeting with Harvey Gulf, and the revised proposal from Harvey Gulf. Among other things, the members of the GulfMark Board discussed the concerns that had been previously discussed and raised with Harvey Gulf representatives at the October 2, 2018 meeting with Harvey Gulf, including (1) Harvey Gulf’s expressed valuation, (2) Harvey Gulf’s balance sheet and the anticipated pro forma debt of the combined company, (3) the combined company’s board composition, (4) the combined company’s management team and (5) the expected trading dynamics of the combined company’s stock. The GulfMark Board also discussed the possibility of utilizing the potential competitive dynamics created by the Harvey Gulf proposal to improve the terms of the Tidewater business combination. In that regard, the GulfMark Board authorized Mr. Raspino and Mr. Traub to contact Mr. Bates to encourage Tidewater to increase the exchange ratio to be payable to GulfMark stockholders upon completion of the business combination, and secure additional GulfMark designees on the combined company’s board committees and senior management team. The GulfMark Board noted, as it had in the past, that it believed the retention of Mr. Kneen by the combined company management team would be highly valuable given his knowledge and expertise of GulfMark’s business and operations.

On October 9, 2018, during a meeting among a representative of Evercore and a member of GulfMark management and members of Harvey Gulf management in Houston, Texas, Mr. Guidry indicated that Harvey Gulf may make a cash offer for GulfMark.

On October 10, 2018, Mr. Raspino and Mr. Traub contacted Mr. Bates by telephone and discussed the GulfMark Board requests regarding potential revised terms of the business combination. Mr. Bates indicated that he would discuss these matters with the Tidewater Board, but noted that he strongly believed that the Tidewater Board would be unwilling to adjust the exchange ratio, and that any decisions around board committee compositions and potential management roles would likely not be determined until after closing of the proposed business combination.

Later on October 10, 2018, a representative of Stephens delivered to GulfMark written confirmation of the Harvey Gulf proposal discussed at the October 2 meeting in New York City.

On the morning of October 11, 2018, the GulfMark Board held a telephonic meeting, along with representatives of Evercore, Gibson Dunn and RLF. During the meeting, representatives of Evercore reviewed the financial terms of the revised proposal from Harvey Gulf, which included a detailed forecast of Harvey Gulf prepared by GulfMark management, and valuation analyses and sensitivities thereto. In preparing the Harvey Gulf forecast,

GulfMark management was assisted by an outside consulting firm with respect to certain assumptions relating to the multi-purpose support vessel (“MPSV”) market. Representatives of the outside consulting firm participated in the portion of the GulfMark Board meeting in which the Harvey Gulf forecast was discussed and were then excused from the meeting. During the meeting the GulfMark Board noted: (1) GulfMark’s management optimized operational efficiencies and estimated synergies of approximately $10 million to $15 million annually in a transaction with Harvey Gulf; (2) Harvey Gulf’s cash flow generation and contract backlog; (3) the attributes of Harvey Gulf’s fleet, including its extra-large OSVs and MPSVs with a deepwater focus; and (4) Harvey Gulf’s customer relationships. However, the GulfMark Board also considered: (1) the lack of a public market valuation available for Harvey Gulf; (2) the lack of public market experience of Harvey Gulf’s management team; (3) the apparent strong dependence of Harvey Gulf on Mr. Guidry; (4) Harvey Gulf’s less diversified fleet with concentrated market exposure to the Gulf of Mexico; (5) that the proposed combined company board would likely be dominated by current Harvey Gulf directors and Mr. Guidry (who would individually have the right to appoint two directors under the October 2 Harvey Gulf proposal); (6) Harvey Gulf’s customer concentration risk; (7) the significant pro forma leverage of the combined company; (8) the likely lower pro forma trading liquidity for GulfMark stockholders in a transaction with Harvey Gulf (as compared to Tidewater); and (9) the delays, risks and uncertainties regarding any potential transaction with Harvey Gulf. At the conclusion of such meeting, the GulfMark Board, after consulting with its financial advisor and outside legal counsel determined that, taking into account the factors described in this paragraph, among others, the proposal from Harvey Gulf is not more favorable from a financial point of view to GulfMark stockholders than the Contemplated Transactions. The GulfMark Board then instructed Evercore to contact Stephens and inquire whether Harvey Gulf will be submitting a cash offer. Such message was conveyed later in the day on October 11, 2018 to Stephens, who noted that a cash proposal was not imminent.

Later on October 11, 2018, Mr. Bates had separate telephonic calls with each of Mr. Raspino and Mr. Traub. During these calls, Mr. Bates confirmed that the Tidewater Board was unwilling to adjust the exchange ratio.

Tidewater also communicated that no final determination regarding the GulfMark Board’s further governance and management requests would be made by the Tidewater Board until after closing of the proposed business combination.

Recommendation of the Tidewater Board and Reasons for the Business Combination

The Tidewater Board unanimously recommends that the Tidewater stockholders vote “FOR” the Tidewater issuance proposal.

The Tidewater Board, with the advice and assistance of its financial and legal advisors, negotiated, evaluated and, at a meeting held on July 15, 2018, unanimously approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement and to recommend that Tidewater stockholders vote in favor of the Tidewater issuance proposal, the Tidewater Board consulted with its financial and legal advisors and Tidewater’s management. After such consultation, the Tidewater Board unanimously determined the transactions contemplated by the merger agreement to be in the best interests of Tidewater.

The Tidewater Board’s decision to approve the merger agreement, the mergers and the other transactions contemplated thereby and to recommend that Tidewater stockholders vote in favor of the Tidewater issuance proposal was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•

the Tidewater Board’s view that the business combination will strengthen Tidewater’s position as a global leading provider of offshore support vessels and marine support services to the global offshore energy industry by adding significant scale to Tidewater’s existing operations in the North Sea, providing the opportunity to optimize operations of the combined fleet globally;

•	the expectation that the business combination would be accretive to Tidewater’s fleet with the addition of high-quality, relatively young vessels;

•	the expectation that the business combination would be accretive to Tidewater’s 2019 EBITDA;

•

the expectation that an all-equity transaction would preserve a strong balance sheet and a stable liquidity position for Tidewater, and that the larger cash flows and greater diversification of the combined company may provide access to capital on more attractive terms;

•

Tidewater management’s identification of expected transaction-related cost synergies of approximately $30 million in annual run-rate cost, as well as potential revenue synergies resulting from redeploying under-utilized GulfMark vessels across the combined company’s broad operating footprint;

•	the expectation of operational synergies as Tidewater continues to rationalize shore-based support and capitalize on the combined global operating footprint;

•

the perceived similarity in businesses, the shared commitment to safe operations, cost-efficiency, financial discipline and corporate cultures, which the Tidewater Board believes should facilitate a smoother integration process promoting alignment on matters of safety, environmental stewardship and corporate citizenship;

•	the attractiveness of the business combination to Tidewater in comparison to other strategic opportunities reasonably available to Tidewater;

•	the expectation that the combined company would be well-positioned to capitalize on organic growth opportunities and to pursue additional acquisitions;

•	the expectation that the business combination provides both Tidewater and GulfMark stockholders with the opportunity to participate in the upside potential of the combined company;

•

the Tidewater Board’s knowledge of, and discussions with Tidewater management regarding, Tidewater’s business operations, financial condition, earnings and prospects and its knowledge of GulfMark’s business, operations, financial condition, earnings and prospects, taking into account GulfMark’s publicly filed information and the results of Tidewater’s due diligence investigation of GulfMark;

•

the financial analysis reviewed and discussed with the Tidewater Board by representatives of Lazard, as well as the oral opinion of Lazard rendered on July 15, 2018 and the written opinion of Lazard, dated as of the same date, to the Tidewater Board to the effect that as of that date, and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the aggregate merger consideration to be paid by Tidewater is fair from a financial point of view to Tidewater. See the section entitled “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” beginning on page 89. The full text of the written opinion of Lazard is attached as Annex C to this joint proxy statement/prospectus;

•

the review by the Tidewater Board with its legal and financial advisors of the structure of the business combination and the financial and other terms of the merger agreement, including each party’s representations, warranties and covenants, the conditions to each party’s obligations and the termination provisions and related termination fee payable by each party, as well as the likelihood of consummation of the business combination and the Tidewater Board’s evaluation of the likely time period necessary to consummate the business combination;

•	the ability of the Tidewater Board to change its recommendation to the Tidewater stockholders in the event of a superior offer for Tidewater or due to an intervening event; and

•	the terms of the voting agreement, which obligates the GulfMark supporting stockholders to vote in favor of the adoption of the merger agreement and against competing transactions.

In the course of its deliberations, the Tidewater Board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•

the risks and costs to Tidewater if the business combination is not completed, including the diversion of management and employee attention, and the potential effect on Tidewater’s stock price, and that, while the business combination is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the business combination will be satisfied or waived, and as a result, it is possible that the business combination might not be completed at all or in a timely fashion, even if Tidewater stockholders approve the Tidewater issuance proposal and GulfMark stockholders approve the GulfMark merger proposal;

•	that the business combination increases exposure to other markets (such as the Southeast Asian market);

•	the fact that the expected improvements in the North Sea market may not materialize or may materialize on a later timeline than anticipated by Tidewater;

•	that GulfMark’s stockholders may not approve the merger proposal or that Tidewater’s stockholders may not approve the Tidewater issuance proposal;

•	that, in certain instances, if the merger agreement is terminated, Tidewater could be required to pay GulfMark the Tidewater termination fee of $35 million;

•

the risk that regulatory agencies may impose terms and conditions that adversely affect the business and financial results of Tidewater following the consummation of the business combination as more fully described in the section entitled “The Business Combination—Regulatory Approvals” beginning on page 117;

•

that the exchange ratio applicable to the merger consideration is fixed and will not fluctuate in the event that the market price of Tidewater common stock increases relative to the market price of GulfMark common stock between the date of the merger agreement and the completion of the business combination;

•	the transaction costs to be incurred in connection with the business combination;

•	that the merger agreement imposes limitations on Tidewater’s ability to operate in the ordinary course of business, including making additional acquisitions and/or investments;

•

that the pending business combination might discourage a third party from making a Tidewater acquisition proposal or change the terms on which a third party would be willing to make a Tidewater acquisition proposal, and the opportunity cost to Tidewater of pursuing the business combination instead of other acquisition and/or investment opportunities potentially available to Tidewater;

•	that the voting agreements terminate under certain circumstances, including with respect to a change in recommendation by the GulfMark Board;

•	the ownership dilution to pre-business combination holders of Tidewater common stock as a result of the issuance of Tidewater common stock in connection with the business combination;

•

the risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of GulfMark and/or its subsidiaries but not entitle Tidewater to terminate the merger agreement;

•

the risk that Tidewater may not realize all of the synergies and other anticipated strategic and other benefits of the business combination, including as a result of the challenges of integrating the businesses, operations and workforces of Tidewater and GulfMark;

•

the risk that expected operating efficiencies and cost savings may not be realized in light of the fact that each of Tidewater and GulfMark has separately undertaken its own series of cost-cutting efforts, potentially reducing the cost pool;

•	the fact that integration efforts would distract management from other tasks;

•	the fact that Tidewater may not be able to repay, retire or otherwise terminate GulfMark’s debt on desirable terms;

•	the fact that repayment, retirement or otherwise termination of GulfMark’s debt will reduce Tidewater’s available liquidity; and

•	various other risks described in the section entitled “Risk Factors” beginning on page 29.

The Tidewater Board considered all of these factors as a whole and unanimously concluded that they supported a determination to approve the merger agreement, the business combination and the other transactions contemplated thereby. The foregoing discussion of the information and factors considered by the Tidewater Board is not exhaustive. In view of the wide variety of factors considered by the Tidewater Board in connection with its evaluation of the business combination and the complexity of these matters, the Tidewater Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Tidewater Board may have viewed factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the Tidewater Board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 56.

Opinion of Lazard, Tidewater’s Financial Advisor

Tidewater has retained Lazard to act as its financial advisor in connection with the business combination. As part of this engagement, Tidewater requested that Lazard evaluate the fairness, from a financial point of view, to Tidewater of the exchange ratio provided for in the business combination. At a meeting of the Tidewater Board held to approve the business combination on July 15, 2018, Lazard rendered an oral opinion to the Tidewater Board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the exchange ratio provided for in the business combination was fair, from a financial point of view, to Tidewater.

The full text of Lazard’s written opinion, dated July 15, 2018, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Tidewater encourages you to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was provided for the use and benefit of the Tidewater Board (in its capacity as such) in its evaluation of the business combination, and addressed only the fairness, as of the date of the opinion, from a financial point of view, to Tidewater of the exchange ratio provided for in the business combination. Lazard’s opinion is not intended to and does not constitute a recommendation to any Tidewater stockholder as to how such stockholder should vote or act with respect to the Tidewater issuance proposal.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the price at which Tidewater common stock or GulfMark common stock may trade at any time subsequent to the announcement of the business combination. Lazard’s opinion does not address the relative merits of the business combination as compared to any other business combination or business strategy in which Tidewater might engage or the merits of the underlying decision by Tidewater to engage in the business combination.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated July 14, 2018 of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to Tidewater and GulfMark;

•

reviewed various financial forecasts and other data provided to Lazard by GulfMark relating to the business of GulfMark, financial forecasts and other data provided to Lazard by Tidewater relating to the business of GulfMark (including financial forecasts relating to the business of GulfMark under a “base case” scenario and an “upside case” scenario), financial forecasts and other data provided to Lazard by Tidewater relating to the business of Tidewater (including financial forecasts relating to the business of Tidewater under a “base case” scenario and an “upside case” scenario) and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Tidewater and GulfMark to be realized from the business combination;

•

held discussions with members of the senior management of GulfMark with respect to the business and prospects of GulfMark, with members of the senior management of Tidewater with respect to the businesses and prospects of Tidewater and GulfMark, and with members of the senior managements of Tidewater and GulfMark with respect to the projected synergies and other benefits anticipated by the managements of Tidewater and GulfMark to be realized from the business combination;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be comparable in certain respects to the businesses of Tidewater and GulfMark;

•

reviewed certain relative asset analyses prepared by Tidewater using fresh start accounting values that supported post-bankruptcy SEC filings and other public information of GulfMark, as applied by Tidewater to each vessel in the respective fleets of Tidewater and GulfMark, certain relative asset analyses prepared by Tidewater using fresh start accounting values that supported post-bankruptcy SEC filings and other public information of Tidewater, as applied by Tidewater to each vessel in the respective fleets of Tidewater and GulfMark, and a relative asset analysis for such vessels prepared by Tidewater using third-party published values (collectively, “the relative fleet analyses”);

•	reviewed historical stock prices and trading volumes of GulfMark common stock and Tidewater common stock;

•

reviewed the potential pro forma financial impact of the business combination on Tidewater based on the financial forecasts referred to above provided by Tidewater relating to Tidewater and GulfMark and provided by Tidewater and GulfMark related to the synergies anticipated to result from the business combination; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Tidewater or GulfMark or concerning the solvency or fair value of Tidewater or GulfMark, and was not furnished with any such valuation or appraisal. With respect to the relative fleet analyses, the managements of Tidewater and GulfMark advised Lazard, and Lazard has assumed, that such analyses were reasonably prepared on the bases reflecting the best currently available estimates and judgments of the managements of Tidewater and GulfMark or such third-party preparer, as applicable, as to the fresh start values for such vessels. At the direction of Tidewater, (i) for purposes of Lazard’s analysis of GulfMark, Lazard utilized the financial forecasts provided to it by Tidewater relating to the business of GulfMark and (ii) for purposes of Lazard’s analysis of both Tidewater and GulfMark, Lazard utilized financial forecasts relating to the businesses of Tidewater and GulfMark under both the “base case” scenarios and the “upside case” scenarios. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the managements of Tidewater and GulfMark to be realized from the business combination, Lazard assumed, with the consent of Tidewater, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Tidewater and GulfMark, respectively and such synergies and other benefits. In addition, Lazard assumed, with the consent of Tidewater, that such projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based. Lazard noted that, in the absence of companies or precedent transactions believed by it to be sufficiently comparable for purposes of evaluating the valuation of Tidewater or GulfMark in connection with Lazard’s opinion, Lazard did not prepare comparable companies or precedent transactions analyses.

In rendering its opinion, Lazard assumed, with the consent of Tidewater, that the business combination would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Tidewater advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Tidewater, that obtaining the necessary governmental, regulatory or third party approvals and consents for the business combination will not have an adverse effect on Tidewater, GulfMark or the business combination. Lazard further assumed, with the consent of Tidewater, that the business combination will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Lazard did not express any opinion as to any tax or other consequences that might result from the business combination, nor does Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understands that Tidewater obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the exchange ratio to the extent expressly specified in its opinion) of the business combination, including, without limitation, the form or structure of the business combination or any agreements or arrangements entered into in connection with, or contemplated by, the business combination, including the voting agreements. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the business combination, or class of such persons, relative to the exchange ratio or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Tidewater Board in connection with Lazard’s opinion, dated July 15, 2018. The summary of Lazard’s analyses provided below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses in the summary set forth below, without considering the analyses as a whole, could create an incomplete or misleading view of the analyses underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered economic, monetary, market and other conditions, many of which are beyond the control of Tidewater and GulfMark. No company, business or transaction used in Lazard’s analyses is identical to Tidewater, GulfMark or the business combination, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, businesses or transactions used in Lazard’s analyses. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 15, 2018, and is not necessarily indicative of current market conditions.

The following is a brief summary of the material financial and comparative analyses with respect to Tidewater and GulfMark which Lazard deemed to be appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion. As part of the analysis to consider fairness of the business combination, Lazard reviewed several valuation methodologies and metrics to evaluate the exchange ratio for the GulfMark common stock as follows:

Discounted Cash Flow Analysis

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. “Future cash flows” refers to projected unlevered free cash flows of a company. “Present” value refers to the current value of future cash flows or amounts and is obtained by discounting future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors. Lazard calculated “unlevered free cash flow” in this case by beginning with EBITDA, subtracting depreciation and amortization, subtracting income taxes (calculated as the greater of (i) 5% of revenue or (ii) 25% of earnings before tax, plus minor incremental taxes, in the case of Tidewater, and the greater of (i) $0 or (ii) 25% of earnings before tax, in the case of GulfMark), adding back depreciation and amortization, subtracting deferred maintenance expenses and adding or subtracting working capital and other items.

GulfMark. Lazard performed a discounted cash flow analysis of GulfMark to calculate the estimated net present value of (1) the unlevered free cash flows that GulfMark was projected to generate in fiscal years 2018 through 2022 and (2) the terminal value for GulfMark. The terminal value for GulfMark was calculated using terminal EBITDA multiples ranging from 5.0x to 7.0x, with a midpoint of 6.0x, which were selected by Lazard using its professional judgment and expertise, utilizing historical and current EBITDA multiples calculated for GulfMark as well as the OSV selected companies (as described below). The estimated future cash flows and the terminal value were discounted to present value (as of September 30, 2018) using discount rates ranging from 9.9% to 11.9%, with a midpoint of 10.9%, which were based on Lazard’s judgment and analysis of an estimate of GulfMark’s weighted average cost of capital. Lazard derived GulfMark’s weighted average cost of capital using a mid-year discounting convention, taking into account the OSV selected companies and GulfMark’s historical weighted average cost of capital. Lazard took the sum of the present value ranges for GulfMark’s future cash flows and terminal value to calculate a range of implied enterprise values. Lazard then subtracted the net debt of GulfMark of approximately $37.3 million (based on GulfMark’s public filings), the Black-Scholes value of warrants of GulfMark of approximately $1.6 million and certain other long term liabilities, net, selected by Tidewater’s management of approximately $31.7 million (based on GulfMark’s public filings) and calculated a range of implied per share equity value for GulfMark common stock based on approximately 10.1 million shares outstanding (provided by GulfMark’s management), each as of September 30, 2018. The resulting range of implied per share equity values for GulfMark common stock was $23.26 to $37.16.

Lazard also performed a sensitivity discounted cash flow analysis, applying the same range of terminal EBITDA multiples and discount rates, taking into account (i) the valuation impact of incremental $5,000 and $2,500 day rate increases for vessels operating in the North Sea in 2019 and 2020, respectively, with no adjustments thereafter, which results in incremental EBITDA of $22.7 million and $11.4 million in 2019 and 2020, respectively; (ii) an incremental $19.5 million in proceeds related to the sale of GulfMark vessels between signing and closing; and (iii) $34 million of annual synergies, which is at the high end of the amounts of the synergies estimated by managements of Tidewater and GulfMark. Again, Lazard subtracted the net debt of GulfMark of approximately $37.3 million (based on GulfMark’s public filings), the Black-Scholes value of warrants of GulfMark of approximately $1.6 million and certain other long term liabilities, net, selected by Tidewater’s management of approximately $31.7 million (based on GulfMark’s public filings) and calculated a range of implied per share equity value for GulfMark common stock based on approximately 10.1 million shares outstanding (provided by GulfMark’s management), each as of September 30, 2018. The resulting range of implied per share equity values for GulfMark common stock was $28.15 to $42.11.

Tidewater. Lazard performed a discounted cash flow analysis of Tidewater to calculate the estimated net present value of (1) the unlevered free cash flows that Tidewater was projected to generate in fiscal years 2018 through 2022 and (2) the terminal value for Tidewater. The terminal value for Tidewater was calculated using terminal EBITDA multiples ranging from 5.0x to 7.0x, with a midpoint of 6.0x, which were selected by Lazard using its professional judgment and expertise, utilizing historical and current EBITDA multiples calculated for Tidewater as well as the OSV selected companies. The estimated future cash flows and the terminal value were discounted to present value (as of September 30, 2018) using discount rates ranging from 9.3% to 11.3%, with a midpoint of 10.3%, which were based on Lazard’s judgment and analysis of an estimate of Tidewater’s weighted average cost of capital. Lazard derived Tidewater’s weighted average cost of capital using a mid-year discounting convention, taking into account the OSV selected companies, Tidewater’s historical weighted average cost of capital and other offshore companies. Lazard took the sum of the present value ranges for Tidewater’s future cash flows and terminal value to calculate a range of implied enterprise values. Lazard then subtracted the net debt of Tidewater of approximately $15.4 million, non-controlling interest of Tidewater of approximately $2.4 million (each based on Tidewater’s public filings), the Black-Scholes value of warrants of Tidewater of approximately $15.3 million and certain other long-term liabilities, net, selected by Tidewater’s management of approximately $27.3 million (based on Tidewater’s public filings) and calculated a range of implied per share equity value for Tidewater common stock based on approximately 31.4 million shares outstanding (provided by Tidewater’s management), each as of September 30, 2018. The resulting range of implied per share equity values for Tidewater common stock was $26.95 to $39.77.

Lazard also performed a sensitivity discounted cash flow analysis, applying the same range of terminal EBITDA multiples and discount rates, taking into account the valuation impact of incremental $5,000 and $2,500 day rate increases for vessels operating in the North Sea in 2019 and 2020, respectively, with no adjustments thereafter, which results in incremental EBITDA of $16.7 million and $8.3 million in 2019 and 2020, respectively. Again, Lazard then subtracted the net debt of Tidewater of approximately $15.4 million, non-controlling interest of Tidewater of approximately $2.4 million (each based on Tidewater’s public filings), the Black-Scholes value of warrants of Tidewater of approximately $15.3 million and certain other long-term liabilities, net, selected by Tidewater’s management of approximately $27.3 million (based on Tidewater’s public filings) and calculated a range of implied per share equity value for Tidewater common stock based on approximately 31.4 million shares outstanding (provided by Tidewater’s management), each as of September 30, 2018. The resulting range of implied per share equity values for Tidewater common stock was $27.51 to $40.34.

Other Analyses

The analyses and data described below were presented to the Tidewater Board for informational purposes only and did not provide the basis for the rendering of Lazard’s opinion. Additionally, Lazard considered using comparable companies and precedent transactions as methodologies, but these were ultimately excluded due to current negative earnings for both Tidewater and GulfMark with limited projected earnings through 2020, ongoing distress in the peer set that makes multiples less meaningful and limited recent mergers and acquisitions transactions in the sector combined with significant differences between the current environment and periods when prior transactions occurred.

“Has/Gets” Analysis

Utilizing the financial information described above and estimates of operational synergies from managements of Tidewater and GulfMark, Lazard compared the standalone equity and per share values of Tidewater and GulfMark to the pro forma equity and per share values of the combined company after giving effect to the business combination contemplated by the merger agreement. For purposes of this analysis, Lazard used the mid-point values derived for both Tidewater and GulfMark in the discounted cash flows cases plus estimated values for the present value operational synergies, less frictional costs.

In order to estimate the value of operational synergies, Lazard performed a discounted cash flow analysis to calculate the estimated net present value of annual incremental cost synergies of the midpoint of the $20 million to $34 million range in the base case and $34 million in the sensitivity case, in each case as estimated by managements of Tidewater and GulfMark, and terminal values based on terminal multiples of 5.0x to 7.0x, with a midpoint of 6.0x. The synergy cash flows and terminal values were discounted to present value using discount rates ranging from 9.3% to 11.3%, with a midpoint of 10.3%, which were based on Lazard’s judgment and analysis of an estimate of Tidewater’s weighted average cost of capital. Based on the foregoing, Lazard estimated the net present value of the operational synergies at approximately $181 million in the base case and $228 million in the sensitivity case. For valuation purposes, Lazard assumed frictional costs of approximately $27 million, consisting of change of control payments to management, debt make-whole payments, lease cancellation expense and estimated advisory fees of $4 million, $9 million, $4 million and $10 million, respectively.

Using the standalone discounted cash flow values for Tidewater and GulfMark from the discounted cash flow analysis base case, the pro forma ownership split was 74% Tidewater to 26% GulfMark, and the pro forma value per share was $35.21 per share for Tidewater (a 6.3% uplift) and $38.73 per share for GulfMark (a 29.2% uplift). Using the standalone discounted cash flow values for Tidewater and GulfMark from the discounted cash flow analysis sensitivity case, the pro forma ownership split was 74% Tidewater to 26% GulfMark, and the pro forma value per share was $37.90 for Tidewater (a 12.5% uplift) and $41.69 per share for GulfMark (a 19.5% uplift).

A similar analysis was completed using current equity market values based on both the respective share prices of Tidewater and GulfMark as of July 6, 2018, the trading day on which the exchange ratio was set, and a 20-day VWAP as of such date. In both exercises, Lazard included estimated values for the present value of operational synergies and frictional costs used in the base case has/gets analysis described above.

In the current market capitalization analysis, the pro forma ownership split was 74% Tidewater to 26% GulfMark, and the pro forma value per share was $34.02 per share for Tidewater (an 11.9% uplift) and $37.43 per share for GulfMark (an 11.9% uplift). In the 20-day VWAP analysis, the pro forma ownership split was 74% Tidewater to 26% GulfMark, and the pro forma value per share was $33.07 for Tidewater (a 14.1% uplift) and $36.38 per share for GulfMark (a 7.3% uplift).

Relative Asset Valuation Analysis

For reference purposes, Lazard also completed a relative asset valuation analysis and assessed the market values of the operating assets of Tidewater and GulfMark. The analysis was a vessel-by-vessel analysis that compared relative fleet valuations of both Tidewater and GulfMark in the following four ways:

•	Independent Fresh Start Basis – utilized “fresh start” accounting values that supported post-bankruptcy SEC filings and other public information of each of Tidewater and GulfMark.

•

Adjusted GulfMark Basis – analyzed implied values of different asset classes based on GulfMark’s fresh start accounting values and applied to Tidewater’s fleet on a comparable basis to derive an adjusted value for Tidewater.

•

Adjusted Tidewater Basis – analyzed implied values of different asset classes based on Tidewater’s fresh start accounting values and applied to GulfMark’s fleet on a comparable basis to derive an adjusted value for GulfMark.

•	Third-Party Valuation – analyzed implied values of Tidewater and GulfMark fleets based on Pareto Securities Inc. estimates of values for vessel types.

The analysis resulted in a total implied equity value for the combined company of $1,004 million to $1,743 million and an implied Tidewater ownership range of 74% to 79%.

Offshore Support Vessel Trading Comparables

Lazard reviewed publicly available financial and stock market information of Tidewater and GulfMark and the following selected publicly traded OSV companies that, given business and financial characteristics, Lazard considered generally relevant for purposes of analysis (for purposes of this section of the joint proxy statement/prospectus, the “OSV selected companies”):

•	Hornbeck Offshore Services, Inc.

•	SEACOR Marine Holdings Inc.

•	DOF ASA

•	Bourbon Corp.

•	Siem Offshore AS

•	Havila Shipping ASA

•	Eidesvik Offshore ASA

•	Nordic American Offshore Ltd

•	PACC Offshore Services Holdings Ltd.

•	Pacific Radiance Ltd.

•	Icon Offshore Bhd

•	Alam Maritim Resources Bhd.

Lazard reviewed, among other information, the closing stock prices of the OSV selected companies, Tidewater and GulfMark as of July 6, 2018 (the trading day on which the exchange ratio was set), as a multiple of the 52 weeks ended July 6, 2018 estimated earnings per share. Lazard also reviewed enterprise values, which reflects market value of equity and book value of debt, based on closing stock prices as of July 6, 2018 in the case of the OSV selected companies, Tidewater and GulfMark, as a multiple of estimated EBITDA for calendar years 2019 and 2020. Financial data of the OSV selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information. EBITDA estimates were not available for all companies for calendar years 2019 and 2020.

Lazard observed overall low to high enterprise value to estimated EBITDA and net debt to estimated EBITDA multiples for the calendar year 2019 of the OSV selected companies based on closing stock prices on July 6, 2018 of 7.3x to 20.9x (with a mean and median of 13.7x), and 5.7x to 25.4x (with a mean of 11.5x and a median of 9.8x), in each case, disregarding multiples over 30.0x or less than 0.0x as such multiples were not considered meaningful.

Lazard observed overall low to high enterprise value to estimated EBITDA and net debt to estimated EBITDA multiples for the calendar year 2020 of the OSV selected companies based on closing stock prices on July 6, 2018 of 5.9x to 15.7x (with a mean of 8.7x and a median of 7.4x), and 3.1x to 9.7x (with a mean and median of 5.8x).

Lazard also noted that, based on closing prices for GulfMark on July 6, 2018, the enterprise value to estimated EBITDA multiple for GulfMark for calendar year 2020 was 28.2x and the net debt to estimated EBITDA multiples for GulfMark for calendar years 2019 and 2020 were 16.2x and 3.2x, respectively. The enterprise value to estimated EBITDA multiple for GulfMark for calendar year 2019 was not meaningful.

Lazard also noted that, based on closing prices for Tidewater on July 6, 2018, the enterprise value to estimated EBITDA multiples for Tidewater for the calendar year 2019 and 2020 were 17.3x and 12.5x, respectively, and the net debt to estimated EBITDA multiples for Tidewater for calendar years 2019 and 2020 were not meaningful.

Multi-Year Cycle EBITDA Analysis

In addition to the above analysis of the OSV selected companies, Lazard also conducted a multi-year EBITDA multiple analysis using historical and estimated EBITDA values for the OSV selected companies. Lazard prepared a multi-year average EBITDA over the 2010 – 2020 (estimated) period for each OSV selected company, Tidewater and GulfMark. These averages were compared to the current book enterprise value and current market enterprise value to calculate EBITDA multiples. The current book enterprise value reflects market value of equity and book value of debt, and the current market enterprise value reflects market value of equity and market value of debt for available publicly traded instruments.

Lazard observed low to high estimated book enterprise value multi-year EBITDA multiples ranging from 4.8x to 10.5x (with a mean of 6.9x and a median of 6.7x). Using Wall Street research analysts’ estimates for EBITDA, the estimated book enterprise value multi-year EBITDA multiples of Tidewater and GulfMark were 4.4x and 6.4x, respectively. Using Tidewater’s estimates for EBITDA under the base case scenario, the estimated book enterprise value multi-year EBITDA multiples of Tidewater and GulfMark were 4.6x and 7.8x, respectively.

Lazard observed low to high estimated market enterprise value multi-year EBITDA multiples ranging from 4.8x to 10.3x (with a mean of 6.6x and a median of 6.1x). Using Wall Street research analysts’ estimates for EBITDA, the estimated market enterprise value multi-year EBITDA multiples of Tidewater and GulfMark were 4.4x and 6.4x, respectively. Using Tidewater’s estimates for EBITDA under the base case scenario, the estimated market enterprise value multi-year EBITDA multiples of Tidewater and GulfMark were 4.7x and 7.8x, respectively.

EV/CY+1 EBITDA Analysis

Because the industry has experienced a period of significant distress, which is a significant change from prior cycles, Lazard also analyzed historical valuation multiples of Tidewater and GulfMark to capture full-cycle average valuation levels during periods of normalized market conditions. Tidewater’s enterprise value to calendar year plus one EBITDA multiple was 8.4x for the 10-year period ended February 2017, and GulfMark’s enterprise value to calendar year plus one EBITDA multiple was 8.5x over the same 10-year period ended February 2017.

Miscellaneous

In connection with Lazard’s services as financial advisor, Tidewater has agreed to pay Lazard an aggregate fee for such services of $3.25 million, $750,000 of which became payable upon the rendering of Lazard’s opinion and the remainder of which is contingent upon the closing of the business combination. Tidewater also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement.

Lazard in the past has provided, and in the future may provide, certain investment banking services to Tidewater and certain of its affiliates, for which Lazard has received and may receive compensation, including, in the past two years, having acted as financial advisor to Tidewater in 2016 and 2017 as it executed a restructuring under Chapter 11 of the United States Bankruptcy Code. From November 1, 2016 through July 15, 2018, Lazard has been paid aggregate fees of approximately $8.64 million by Tidewater for such services. Lazard has not provided any investment banking services to GulfMark and has therefore not received any compensation from GulfMark in the past two years. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Tidewater, GulfMark and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Tidewater, GulfMark and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Lazard did not recommend any specific consideration to the Tidewater Board or that any given consideration constituted the only appropriate consideration for the business combination. Lazard’s opinion and analyses were only one of many factors taken into consideration by the Tidewater Board in its evaluation of the business combination. Consequently, the analyses described above should not be viewed as determinative of the views of the Tidewater Board or Tidewater’s management with respect to the exchange ratio provided for in the business combination or as to whether the Tidewater Board would have been willing to determine that a different consideration was fair.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as Tidewater’s financial advisor because of its qualifications, experience and reputation in investment banking and mergers and its familiarity with Tidewater and its business.

Certain Financial Projections Reviewed by the Tidewater Board and Tidewater’s Financial Advisor

Tidewater does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Tidewater has prepared the projected financial information set forth below in connection with the business combination. The accompanying projected financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Tidewater’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Tidewater management’s knowledge, the expected course of action and the expected future financial performance of Tidewater. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the projected financial information.

Neither Tidewater’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

In connection with its evaluation of the business combination, Tidewater management prepared and provided to the Tidewater Board and Lazard certain non-public internal financial projections regarding Tidewater’s anticipated future operations, as well as estimated synergies arising in connection with the business combination. In addition, Tidewater management prepared and provided to the Tidewater Board and Lazard certain non-public internal financial projections for GulfMark, which were derived from forecasts for GulfMark that GulfMark prepared and provided to Tidewater management in connection with Tidewater’s evaluation of the business combination, as adjusted by Tidewater management. A summary of these financial projections and estimated synergies is included below to give Tidewater stockholders and GulfMark stockholders access to certain non-public information that was considered by the Tidewater Board for purposes of evaluating the business combination.

Although presented with numerical specificity, the projections and estimated synergies were prepared in the context of numerous variables, estimates and assumptions that are inherently uncertain and may be beyond the control of Tidewater, and which may prove not to have been, or to no longer be, accurate. The projections and the estimated synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from these projections and synergies include, but are not limited to, risks and uncertainties relating to Tidewater and GulfMark respective business (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in Tidewater’s reports filed with the SEC, and other factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 56. The projections and synergies also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Tidewater and GulfMark respective business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections and estimated synergies were prepared. In addition, other than with respect to the estimated synergies discussed below, the projections do not take into account any of the transactions contemplated by the merger agreement, including the mergers and associated expenses, or Tidewater’s and GulfMark’s compliance with their respective covenants under the merger agreement. Further, the projections and estimated synergies do not take into account any circumstances, transactions or events occurring after the date they were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the projections and synergies. There can be no assurance that these projections and synergies will be realized or that future financial results of Tidewater or GulfMark will not materially vary from these projections and estimated synergies.

The inclusion of a summary of the projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Tidewater, GulfMark or their respective affiliates, officers, directors or other representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Tidewater, GulfMark or their respective affiliates, officers, directors or other representatives can give any stockholder of Tidewater, stockholder of GulfMark or other person any assurance that actual results will not differ materially from the projections and estimated synergies, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the projections or synergies to reflect circumstances existing after the date the projections and synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the projections or synergies are shown to be in error.

No one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the information included in the projections and estimated synergies set forth below. Readers of this joint proxy statement/prospectus are cautioned not to rely on the projections and estimated synergies. Tidewater has not updated and, except as otherwise required by law, does not intend to update or otherwise revise the projections, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the business combination. Further, the projections and estimated synergies do not take into account the effect of any failure of the business combination to occur and should not be viewed as accurate or continuing in that context.

A summary of these financial projections and synergies is included solely to give Tidewater stockholders and GulfMark stockholders access to the information that was made available to the Tidewater Board and Lazard, as described below, and is not included in this joint proxy statement/prospectus in order to influence your decision whether to vote for or against the proposal to issue shares of Tidewater common stock or, if you are a GulfMark stockholder, your decision to vote to adopt the merger agreement. The inclusion of this information should not be regarded as an indication that the Tidewater Board, its advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results. Tidewater management’s internal financial projections upon which the Tidewater projections (as defined below) and the Tidewater-prepared GulfMark projections (as defined below) were based, as well as the estimated synergies that may result from the business combination, are subjective in many respects. There can be no assurance that these projections or estimated synergies will be realized or that actual results will not be significantly higher or lower than forecasted. The projections included herein cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The financial projections and summary information should be evaluated, if at all, in conjunction with the historical financial statements and other information, with respect to Tidewater, included in this joint proxy statement/prospectus, and with respect to GulfMark, as contained in GulfMark’s public filings with the SEC.

Summary of Certain Financial Projections Reviewed by the Tidewater Board and Tidewater’s Financial Advisor

As part of its evaluation of the business combination, Tidewater management prepared the unaudited financial projections regarding Tidewater’s future operations for Tidewater’s fiscal years ending 2018 through 2022 that are summarized below, which projections are referred to in this joint proxy statement/prospectus as the Tidewater projections. In addition, GulfMark management provided certain unaudited financial projections to Tidewater’s management regarding GulfMark’s future operations for GulfMark’s fiscal years ending 2018 through 2020 that are summarized below, which projections are referred to in this joint proxy statement/prospectus as the GulfMark-prepared GulfMark projections. As part of its evaluation of the business combination, Tidewater’s management prepared its own financial projections, based on the GulfMark-prepared GulfMark projections, regarding GulfMark’s future operations for the fiscal years ending 2018 through 2022 that are summarized below, which projections are referred to in this joint proxy statement/prospectus as the Tidewater-prepared GulfMark projections. In preparing the Tidewater-prepared GulfMark projections, Tidewater’s management made certain adjustments to the GulfMark-prepared GulfMark projections. These adjustments were primarily related to: operating costs assumptions through the forecast period (reflecting additional annual crew costs due to expected outcome of pending collective bargaining agreement negotiations in the United Kingdom); changes in unlevered free cash flow estimates primarily driven by reduction in estimated GulfMark cash taxes throughout the forecast period; long-term tax liabilities (upward adjustment of $8 million and $9.28 million as of March 31, 2018 and September 30, 2018, respectively, to reflect potential additional tax liabilities); necessary annual capital expenditures in 2022 and beyond to maintain a competitive average fleet age (from $25 million to $19 million and $75 million to $81 million for Tidewater and GulfMark, respectively); the average age of the vessels; terminal value assumptions; and growth projections. In preparing the projections, Tidewater management used both “base case” projections and “sensitivity case” projections, assuming an accelerated recovery in North Sea, higher synergies and the abilities of the combined business to dispose of certain vessels. Both the Tidewater projections and the Tidewater-prepared GulfMark projections (each prepared under the “base case” projections and “sensitivity case” projections), which are collectively referred to as the forecasts under “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” beginning on page 89 of this joint proxy statement/prospectus, were provided to the Tidewater Board for use in its evaluation of the business combination and, in connection therewith, also provided to Lazard in connection with Lazard’s fairness opinion.

The following tables present a summary of the Tidewater projections, the GulfMark-prepared GulfMark projections, and the Tidewater-prepared GulfMark projections:

Summary of the Tidewater Projections (in millions)

	2018E	2019E	2020E	2021E	2022E
Revenue – Base	$390.2	$395.3	$469.1	$656.4	$846.3
Revenue – Sensitivity	$390.2	$412.0	$477.4	$656.4	$846.3
EBITDA – Base	$56.4	$57.5	$79.5	$211.2	$321.5
EBITDA – Sensitivity	$56.4	$74.1	$87.8	$211.2	$321.5
Unlevered Free Cash Flow – Base	$14.3	$(21.5)	$(42.2)	$71.3	$198.3
Unlevered Free Cash Flow – Sensitivity	$14.3	$(8.3)	$(35.7)	$71.3	$198.3

Operating Statistics
Average Active Vessels	127	129	140	150	156
Active Utilization	82.9%	83.3%	83.7%	84.1%	84.3%
Average Daily Rate	$10,034	$9,971	$10,797	$14,137	$17,491

Summary of the GulfMark-prepared GulfMark projections (in millions)

	2018E	2019E	2020E
Revenue – Base	$107.9	$148.7	$226.3
EBITDA – Base	$7.8	$24.7	$79.6

Operating Statistics
Average Active Vessels	40	45	51
Active Utilization	74.9%	78.2%	81.8%
Average Daily Rate	$9,860	$11,548	$14,810

Summary of the Tidewater-Prepared GulfMark Projections (in millions)

	2018E	2019E	2020E	2021E	2022E
Revenue – Base	$109.5	$121.4	$144.5	$206.6	$270.7
Revenue – Sensitivity	$109.5	$144.1	156.0	206.6	270.7
EBITDA – Base	$(1.1)	$2.9	$14.8	$63.5	$105.7
EBITDA – Sensitivity	$(1.1)	$25.6	26.2	63.5	105.7
Unlevered Free Cash Flow – Base	$1.6	$(29.2)	$(0.5)	$29.1	$61.6
Unlevered Free Cash Flow – Sensitivity	$21.1	$(6.5)	$10.9	$29.1	$61.6

In preparing or approving the Tidewater projections and the Tidewater-prepared GulfMark projections, Tidewater’s management made certain assumptions about Tidewater’s and GulfMark’s respective industries and abilities to execute on their respective business plans. In particular, Tidewater’s management made assumptions about the timing of the recovery of the market in North Sea, the ability of the combined business to realize certain synergies and the ability of the combined business to dispose of certain aged vessels.

In addition to the Tidewater projections and the Tidewater-prepared GulfMark projections, Tidewater management also prepared projections of the unlevered free cash flow for each of Tidewater and GulfMark (both under the “base case” assumptions and the “sensitivity case” assumptions) and provided these projections to the Tidewater Board and to Lazard for use in its financial analyses of the transaction. The following table represents a summary of such projections:

Unlevered Free Cash Flow – Tidewater (in millions)1

	4Q2018E	2019E	2020E	2021E	2022E
Unlevered Free Cash Flow – Base Case	$10.9	$(21.5)	$(42.2)	$71.3	$198.3
Unlevered Free Cash Flow – Sensitivity Case	$10.9	$(8.3)	$(35.7)	$71.3	$198.3

Unlevered Free Cash Flow – GulfMark (in millions)1

	4Q2018E	2019E	2020E	2021E	2022E
Unlevered Free Cash Flow – Base Case	$3.4	$(29.2)	$(0.5)	$29.1	$61.6
Unlevered Free Cash Flow – Sensitivity Case	$22.9	$(6.5)	$10.9	$29.1	$61.6

Tidewater management also prepared an analysis of the potential synergies that the combined business could realize by the end of the fourth quarter of 2019 and provided these estimates to the Tidewater Board and to Lazard for use in its financial analyses. These estimates are referred to as the synergies under “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” beginning on page 89 of this joint proxy statement/prospectus and are summarized in the following table:

Synergies – Tidewater/GulfMark (in thousands)

Full Year 2018E SG&A

	Tidewater	GulfMark	Combined	Run-Rate Synergies	Pro Forma Combined
Corporate SG&A	$40,701	$15,597	$56,297	$(12,727)	$43,571
Other SG&A	$51,209	$14,376	$65,584	$(6,855)	$58,729
Total SG&A	$91,910	$29,972	$121,882	$(19,582)	$102,300

In addition to the synergies listed above, additional annual synergies of approximately $14 million have been identified. These additional synergies are related to consolidation of purchasing, consolidation or streamlining of information technology and other business processes and systems and possible redeployment of underutilized GulfMark vessels to other areas in which Tidewater, but not GulfMark, currently operates.

[1]

Unlevered Free Cash Flow is calculated as net operating profit after taxes plus depreciation and amortization, stock-based compensation and asset sale proceeds, less increases in working capital, capital expenditures and cash paid for deferred dry docking and survey.

Based on these synergies, Tidewater’s management estimated that the combined business would realize approximately $20-34 million (midpoint of $27 million) of annual synergies by the end of the fourth quarter of 2019 (which were utilized by Lazard and are referred to as the Achieved Synergies under “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” beginning on page 89 of this joint proxy statement/prospectus).

See “Risk Factors—Even if Tidewater and GulfMark consummate the business combination, Tidewater may fail to realize all of the anticipated benefits of the proposed business combination” beginning on page 37 of this joint proxy statement/prospectus for further information regarding the uncertainties associated with realizing synergies in connection with the business combination.

Recommendation of the GulfMark Board and Reasons for the Business Combination

The GulfMark Board unanimously recommends that the GulfMark stockholders vote “FOR” the GulfMark merger proposal.

The GulfMark Board, with the advice and assistance of its financial and legal advisors and GulfMark management, reviewed, evaluated and considered, and, at a meeting held on July 15, 2018, unanimously approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, the mergers and the transactions contemplated by the merger agreement and to recommend that GulfMark stockholders vote to adopt the merger agreement, the GulfMark Board consulted extensively with its financial and legal advisors. After such consultation, the GulfMark Board unanimously determined the transactions contemplated by the merger agreement to be advisable and in the best interests of GulfMark and its stockholders.

The GulfMark Board’s decision to approve the merger agreement, the mergers and the other transactions contemplated thereby and to recommend that GulfMark stockholders vote to adopt the merger agreement was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•

that the merger consideration would be paid in Tidewater common stock, which would give GulfMark stockholders the opportunity to participate in any future earnings and growth of the combined company and future appreciation in the value of Tidewater common stock following the business combination should they decide to retain the Tidewater common stock they would receive in the business combination;

•	that GulfMark stockholders would own approximately 26% of the combined company on a pro forma basis;

•	the GulfMark Board’s familiarity with, and understanding of, GulfMark’s business, assets, financial condition, results of operations, current business strategy and prospects;

•

the belief that a combination with Tidewater will enhance liquidity for GulfMark stockholders as a result of holding stock in the combined company with a larger market capitalization, a larger ownership base, and expanded analyst coverage;

•

that the exchange ratio represents a fixed number of shares of Tidewater common stock, which affords the GulfMark stockholders the opportunity to benefit from any increase in the trading price of Tidewater common stock between the announcement and completion of the business combination;

•

the GulfMark Board’s belief that the terms of the merger agreement would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior offer following the announcement of the merger agreement;

•	GulfMark stockholders are expected to benefit from synergies and growth from the transaction, considering factors including Tidewater’s business, assets, financial condition, results of operations,

business plan and prospects, the size and scale of the combined company, expected improved vessel utilization and the expected pro forma effect of the business combination on the combined company;

•

the expectation that the business combination with Tidewater will create the industry’s largest fleet and the broadest global operating footprint in the OSV sector, with a superior ability to support customers across geo-markets and water depths, and the ability to better capitalize on an eventual OSV market recovery;

•	the expectation that the financial strength and operating footprint of the combined company will position it to sustain through-cycle market leadership;

•	the potential for other industry consolidation without GulfMark, and the relative impact thereof on GulfMark;

•	the expectation that the business combination would result in cost synergies of approximately $20 million, $30 million and $30 million in 2019, 2020 and 2021, respectively;

•	that, following the completion of the business combination, three members of the current GulfMark Board will be added to the Tidewater Board;

•	the expectation that, following the business combination, the combined company will be well-positioned to capitalize on organic growth opportunities and to pursue additional acquisitions;

•	the expectation that, following the business combination, larger cash flows and greater diversification of the combined company may also provide access to capital on more attractive terms;

•

the financial analyses presented by Evercore to the GulfMark Board and the opinion of Evercore delivered to the GulfMark Board, as of July 15, 2018, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, that the exchange ratio to be paid to GulfMark stockholders (other than holders of excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such stockholders. See the section entitled “The Business Combination—Opinion of Evercore, GulfMark’s Financial Advisor” beginning on page 104. The full text of the written opinion of Evercore is attached as Annex D to this joint proxy statement/prospectus;

•

the risk that pursuing other potential strategic alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with Tidewater, as well as the financial and operating risks associated with continuing on a standalone basis and the impact of the Jones Act on pursuing other potential strategic alternatives;

•	the belief that due to the lack of financing available in the industry, consolidation would likely be completed through all-stock transactions, with private equity playing a limited role;

•

that GulfMark expects that, for U.S. federal income tax purposes, the business combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that it is a condition to GulfMark’s obligation to complete the business combination that GulfMark receive a written opinion of Gibson or Weil substantially to the effect that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•

the review by the GulfMark Board with its legal and financial advisors of the structure of the business combination and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the business combination and the GulfMark Board’s evaluation of the likely time period necessary to close the business combination. The GulfMark Board also considered the following specific aspects of the merger agreement:

•

the GulfMark Board’s belief that the terms of the merger agreement, including GulfMark’s representations, warranties and covenants and the conditions to each party’s obligations, are reasonable and consistent with applicable market practice;

•

the nature of the closing conditions included in the merger agreement, including the market, industry-related and other exceptions to the events that would constitute a material adverse effect on either Tidewater or GulfMark for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the business combination;

•

that the merger agreement provides that, under certain circumstances, and subject to certain conditions, GulfMark is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of GulfMark that could reasonably be expected to result in a superior offer;

•	that the GulfMark Board, subject to certain conditions, has the right to withdraw its recommendation to GulfMark stockholders that they adopt the merger agreement;

•

that the GulfMark Board believed that the $13 million termination fee payable by GulfMark under certain circumstances is consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior offer following the announcement of the transaction with Tidewater; and

•	that, in certain instances, if the merger agreement is terminated, Tidewater could be required to pay GulfMark a termination fee of $35 million.

In the course of its deliberations, the GulfMark Board also considered a variety of risks, uncertainties and other potentially countervailing factors, including the following (which are not necessarily presented in order of relative importance):

•

the risks and costs to GulfMark if the business combination is delayed or does not occur at all, including the potential negative impact on GulfMark’s ability to retain key employees, the diversion of GulfMark management and employee attention and the potential disruptive effects on GulfMark’s day-to-day operations and GulfMark’s relationships with third parties, including its customers and suppliers;

•	that GulfMark’s stockholders may not approve the GulfMark merger proposal or that Tidewater’s stockholders may not approve the Tidewater issuance proposal;

•	the transaction costs to be incurred in connection with the business combination;

•

that the merger agreement contains restrictions on the conduct of GulfMark’s business prior to the completion of the business combination, including the requirement that GulfMark conduct its business only in the ordinary course, subject to specific exceptions, which could delay or prevent GulfMark from undertaking business opportunities that may arise pending the completion of the business combination;

•

that the merger agreement imposes limitations on GulfMark’s ability to solicit alternative transactions prior to closing and its ability to terminate the merger agreement, including a requirement that GulfMark pay a $13 million termination fee in the circumstances described in “The Merger Agreement—Termination—Termination Fee Payable by GulfMark” beginning on page 153;

•

the fact that the exchange ratio included in the merger agreement provides for a fixed number of shares of Tidewater common stock, meaning GulfMark stockholders cannot be sure at the time they vote on the business combination of the market value of the merger consideration they will receive, and the possibility that GulfMark stockholders could be adversely affected by a decrease in the market price of Tidewater common stock before the closing of the business combination;

•	the fact that prior to commencing discussions with Tidewater, GulfMark had commenced cost savings initiatives that were expected to result in annual savings of $12.2 million in 2018;

•

the possibility that Tidewater will not realize all of the anticipated strategic and other benefits of the business combination, including as a result of the challenges of combining the businesses, operations and workforces of Tidewater and GulfMark, and the risk that expected synergies may not be realized or will cost more to achieve than anticipated; and

•	various other risks described in the section entitled “Risk Factors” beginning on page 29.

The GulfMark Board considered all of these factors as a whole and unanimously concluded that these factors supported a determination that the business combination was advisable and in the best interests of GulfMark and its stockholders. The foregoing discussion of the information and factors considered by the GulfMark Board is not exhaustive. In view of the wide variety of factors considered by the GulfMark Board in connection with its evaluation of the business combination and the complexity of these matters, the GulfMark Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the GulfMark Board may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the GulfMark Board that the GulfMark stockholders vote to adopt the merger agreement, GulfMark stockholders should be aware that the directors and executive officers of GulfMark may have certain interests in the business combination that may be different from, or in addition to, the interests of GulfMark stockholders generally. The GulfMark Board was aware of these interests and considered them when approving the merger agreement and recommending that GulfMark stockholders vote to adopt the merger agreement and the transactions contemplated thereby. See the section entitled “The Business Combination—Interests of GulfMark Directors and Executive Officers in the Business Combination” beginning on page 118.

The foregoing discussion of the information and factors considered by the GulfMark Board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 56.

Opinion of Evercore, GulfMark’s Financial Advisor

GulfMark engaged Evercore to act as its financial advisor in connection with the transactions contemplated by the merger agreement. As part of that engagement, the GulfMark Board requested that Evercore pass upon the fairness of the exchange ratio, from a financial point of view, to the holders of GulfMark common stock that are entitled to receive the merger consideration in the first merger. On July 15, 2018, Evercore delivered to the GulfMark Board its written opinion dated the same date, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of GulfMark common stock that are entitled to receive the merger consideration in the first merger.

The full text of Evercore’s written opinion, dated July 15, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Evercore’s opinion does not constitute a recommendation to the GulfMark Board or to any other persons in respect of the transactions contemplated by the merger agreement, including as to how any holder of GulfMark common stock should vote or act with respect to the GulfMark merger proposal or any other matter. GulfMark encourages you to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was provided for the information and benefit of the GulfMark Board and was delivered to the GulfMark Board in connection with its evaluation of whether the exchange ratio pursuant to the merger agreement is fair, from a financial point of view, to the holders of GulfMark common stock that are entitled to receive the merger consideration in the first merger, and did not address any other aspects or implications of the transactions contemplated by the merger agreement. Evercore has consented to the inclusion of this summary in this joint proxy statement/prospectus and the attachment of the full text of its opinion as Annex D. Evercore has also consented to the use of this summary and the attached full text of its opinion in connection with soliciting any stockholder votes required to approve the transactions contemplated by the merger agreement.

Evercore’s opinion necessarily was based upon information made available to Evercore as of July 15, 2018 and financial, economic, market and other conditions as they existed and could be evaluated on that date. Evercore has no obligation to update, revise or reaffirm its opinion based on subsequent developments. Evercore’s opinion did not express any opinion as to the price at which the shares of GulfMark or Tidewater will trade at any time.

The following is a summary of Evercore’s opinion. GulfMark encourages you to read carefully, in its entirety, the text of Evercore’s opinion, which is attached as Annex D to this joint proxy statement/prospectus.

In connection with rendering its opinion, Evercore, among other things:

(i)

reviewed certain publicly available business and financial information relating to GulfMark that Evercore deemed to be relevant, including filings with the SEC and publicly available research analysts’ estimates;

(ii)

reviewed certain publicly available business and financial information relating to Tidewater that Evercore deemed to be relevant, including filings with the SEC and publicly available research analysts’ estimates;

(iii)	reviewed certain non-public historical and projected financial and operating data relating to GulfMark prepared by GulfMark and furnished to Evercore by management of GulfMark;

(iv)	reviewed certain projected financial and operating data relating to Tidewater prepared by GulfMark and furnished to Evercore by management of GulfMark;

(v)	reviewed certain non-public historical and projected financial and operating data relating to Tidewater prepared by Tidewater and furnished to Evercore by management of GulfMark;

(vi)

discussed past and current operations, financial and operational projections and current financial condition of GulfMark and Tidewater with management of GulfMark (including their views on the risks and uncertainties of achieving those projections), and the projected synergies and strategic, financial, operational and other benefits anticipated by the business combination;

(vii)	reviewed the reported prices and the historical trading activity of GulfMark and Tidewater;

(viii)	compared the financial performance of GulfMark and Tidewater with equity market trading multiples of certain other publicly-traded companies that Evercore deemed relevant;

(ix)	compared the relative contributions by each of GulfMark and Tidewater of certain financial and operational metrics Evercore deemed relevant to the relative ownership as implied by the exchange ratio;

(x)	reviewed a draft version of the merger agreement by and between GulfMark and Tidewater, dated July 14, 2018; and

(xi)	performed such other analyses and examinations, reviewed such other information and considered such other factors that Evercore deemed appropriate for purposes of providing its opinion.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor.

With respect to the projected financial data prepared by GulfMark management referred to above relating to GulfMark (the “GulfMark projections”), and to Tidewater (the “GulfMark-prepared Tidewater projections”), Evercore assumed that that data had been reasonably prepared on bases reflecting the best then currently available estimates and the good faith judgments of the management of GulfMark as to the future competitive, operating and regulatory environments and related financial performance of GulfMark and Tidewater under the assumptions reflected in that projected financial data. Evercore expressed no view as to any projected financial data relating to GulfMark or Tidewater or the assumptions on which they are based. With respect to the unaudited pro forma synergy estimates for the combined company referred to above, Evercore relied, at the direction of GulfMark, without independent verification, upon the assessments of management of GulfMark as to any of those expected synergies. Evercore assumed that GulfMark’s assessment as to the amount of those expected synergies is reasonable. However, Evercore did not incorporate any of those expected synergies into the financial analyses described in this section. For a further description of the projected financial data, see “The Business Combination—Certain Financial Projections Reviewed by the GulfMark Board and GulfMark’s Financial Advisor” beginning on page 114.

For purposes of delivering its opinion, Evercore assumed that the final versions of all documents reviewed by Evercore in draft form, including the merger agreement, would conform in all material respects to the drafts reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the transactions contemplated by the merger agreement would be satisfied without material waiver or modification thereof. Evercore also assumed that any modification to the structure of the transactions contemplated by the merger agreement would not vary in any respect material to Evercore’s analysis. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by the merger agreement would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on GulfMark or Tidewater or the consummation of the transactions contemplated by the merger agreement or materially reduce the benefits of the transactions contemplated by the merger agreement to the holders of GulfMark common stock.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of GulfMark or Tidewater, nor was Evercore furnished with any appraisals. Furthermore, Evercore did not evaluate the solvency or fair value of GulfMark or Tidewater or any subsidiary thereof under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon financial, economic, market and other conditions as in effect on, and the information made available to Evercore as of, July 15, 2018. It should be understood that developments subsequent to July 15, 2018 may have affected or may affect the opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the exchange ratio to the holders of GulfMark common stock that are entitled to receive the merger consideration in the first merger. Evercore did not express any view on, and its opinion did not address, the fairness, financial or otherwise, of the transactions contemplated by the merger agreement to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of GulfMark, nor as to the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of GulfMark, or any class of such persons, whether in connection with the transactions contemplated by the merger agreement or otherwise. Evercore expressed no opinion as to the price at which the GulfMark common stock or the Tidewater common stock would trade at any time, including as to what the actual value of the Tidewater common stock would be when issued in connection with the transactions contemplated by the merger agreement.

Evercore’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies or opportunities that might be available to GulfMark, nor did it address the underlying business decision of GulfMark to engage in the transactions contemplated by the merger agreement. With respect to the transactions contemplated by the merger agreement, Evercore did not recommend any specific exchange ratio to the GulfMark Board or GulfMark management or that any specific exchange ratio constituted the only appropriate exchange ratio in the transactions contemplated by the merger agreement for the holders of GulfMark common stock.

Evercore’s letter did not constitute a recommendation to the GulfMark Board or to any other persons in respect of the transactions contemplated by the merger agreement, including as to how any holder of GulfMark common stock or Tidewater common stock should vote or act in respect of the GulfMark merger proposal or any other matter. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by GulfMark and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore’s opinion was only one of many factors considered by the GulfMark Board in its evaluation of the transactions contemplated by the merger agreement and should not be viewed as determinative of the views of the GulfMark Board with respect to the transactions contemplated by the merger agreement or the exchange ratio pursuant to the merger agreement.

Summary of Material Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Evercore deemed to be appropriate for this type of transaction and that were reviewed with the GulfMark Board in connection with delivering Evercore’s opinion:

•	Discounted Cash Flow Analyses; and

•	Selected Publicly Traded Companies Analyses.

In addition to the analyses described above, Evercore also analyzed and reviewed: (i) publicly available share price targets of research analysts’ estimates known to Evercore as of July 15, 2018 (using only research analyst price targets that had been refreshed since April 1, 2018), (ii) the historical trading prices of GulfMark common stock and Tidewater common stock during the period from November 17, 2017 (the first unaffected trading day following GulfMark’s emergence from bankruptcy) until July 13, 2018 and (iii) the respective financial and operating contribution of GulfMark and Tidewater to the combined company.

The summary of Evercore’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore’s analyses and reviews.

To the extent that any of the quantitative data used in Evercore’s financial analyses or described in this summary thereof is based on market data, it is based on market data as it existed on or before July 15, 2018 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analyses

GulfMark

Evercore performed a discounted cash flow analysis of GulfMark to calculate the estimated present value as of June 30, 2018 of the standalone unlevered, after-tax free cash flows that GulfMark was projected to generate from July 1, 2018 through December 31, 2022, in each case, based on the GulfMark projections assuming an effective tax rate of 21.0%, as provided by the management of GulfMark. Evercore calculated a terminal value for GulfMark by applying a range of perpetuity growth rates, based on its professional judgment given the nature of GulfMark and its business and the industries in which it operates, from 2.0% to 4.0%, to the projected standalone unlevered, after-tax free cash flows of GulfMark in the terminal year. Evercore also calculated a terminal value for GulfMark by applying a range of EBITDA exit multiples, based on its professional judgment given the nature of GulfMark and its business and the industries in which it operates, from 6.0x to 8.0x, to the projected standalone EBITDA of GulfMark in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 12.0% to 14.0%, based on an estimate of GulfMark’s weighted average cost of capital calculated using the capital asset pricing model, to derive a range of implied enterprise values (“EVs”) for GulfMark. A range of implied equity values for GulfMark was then calculated by reducing the range of implied EVs by the amount of GulfMark’s projected corporate adjustments (calculated as debt less cash and cash equivalents). With respect to the perpetuity growth terminal value methodology, Evercore’s analysis indicated an implied per share equity value reference range for GulfMark on a standalone basis of approximately $28.95 to $44.77. With respect to the EBITDA exit multiple methodology, Evercore’s analysis indicated an implied per share equity value reference range for GulfMark on a standalone basis of approximately $32.91 to $44.77.

Tidewater

Evercore performed a discounted cash flow analysis of Tidewater to calculate the estimated present value as of June 30, 2018 of the standalone unlevered, after-tax free cash flows that Tidewater was projected to generate from July 1, 2018 through December 31, 2022, in each case, based on the GulfMark-prepared Tidewater projections assuming an effective tax rate of 21%, as provided by the management of GulfMark. Evercore calculated a terminal value for Tidewater by applying a perpetuity growth rate, based on its professional judgment given the nature of Tidewater and its business and the industries in which it operates, of 2.0% to 4.0%, to the projected standalone unlevered, after-tax free cash flows of Tidewater in the terminal year. Evercore also calculated a terminal value for Tidewater by applying a range of EBITDA exit multiples, based on its professional judgment given the nature of Tidewater and its business and the industries in which it operates, from 6.0x to 8.0x, to the projected standalone EBITDA of Tidewater in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 11.5% to 13.5%, based on an estimate of Tidewater’s weighted average cost of capital calculated using the capital asset pricing model, to derive a range of implied EVs for Tidewater. A range of implied equity values for Tidewater was then calculated by adjusting the range of implied EVs by the amount of Tidewater’s projected corporate adjustments (calculated as debt plus minority interest plus unfunded pension and post-retirement health care and life insurance benefits, less cash and cash equivalents). With respect to the perpetuity growth terminal value methodology, Evercore’s analysis indicated an implied per share equity value reference range for Tidewater on a standalone basis of approximately $28.14 to $43.05. With respect to the EBITDA exit multiple methodology, Evercore’s analysis indicated an implied per share equity value reference range for Tidewater on a standalone basis of approximately $33.50 to $49.42.

Implied Exchange Ratio

Evercore calculated an implied exchange ratio reference range by first dividing the low end of the implied per share equity value reference range for GulfMark by the mid-point of the implied per share equity value reference range for Tidewater indicated by the discounted cash flow analyses. Evercore then divided the high end of the implied per share equity value reference range for GulfMark by that same Tidewater mid-point. The Tidewater mid-point was $41.46 per share using the EBITDA exit multiple and $35.73 per share using the perpetuity growth terminal value. With respect to the perpetuity growth terminal value methodology, this analysis indicated that the implied exchange ratio in the business combination ranged from 0.810 to 1.253. With respect to the EBITDA exit multiple methodology, this analysis indicated that the implied exchange ratio in the business combination ranged from 0.794 to 1.080. The exchange ratio for the business combination is 1.100 shares of Tidewater common stock for each share of GulfMark common stock.

Selected Publicly Traded Companies Analyses

In performing the selected publicly traded companies analyses of GulfMark and Tidewater (the “selected publicly traded companies”), Evercore reviewed publicly available financial and market information for both companies and the selected public companies listed in the table below. There are few public companies that have a business mix similar to GulfMark’s or Tidewater’s. Evercore, based on its professional judgment and experience, deemed these companies most relevant to consider in relation to GulfMark and Tidewater, respectively, because they are public companies with operations that, for purposes of these analyses, Evercore considered similar to the operations of GulfMark and Tidewater. For comparable companies used for the selected publicly traded companies, Evercore considered public companies with comparable lines of businesses operating in the offshore supply vessel and transportation services sector and that had adequate research coverage from Wall Street research analysts and an EV greater than $500 million.

Evercore reviewed, among other things, the EV of each of the Selected Publicly Traded Companies as a multiple of estimated EBITDA and revenue for calendar years 2018 through 2020. Because of the severe oil and gas market downturn that began in late 2014, the offshore oil and gas sector, including offshore supply vessel service companies such as GulfMark and Tidewater, experienced a sharp and prolonged decline in business activity and associated revenues. As such, a number of offshore supply vessel businesses, including both GulfMark and Tidewater, completed or have entered into comprehensive Chapter 11 restructurings. The offshore oil and gas sector, including offshore supply vessel services companies such as GulfMark and Tidewater, continues to be challenged and is not expected to fully recover from the prolonged market downturn until approximately 2020, according to Wall Street research. As such and based on its experience with this industry, Evercore exercised its professional judgment and emphasized 2020 trading multiples in determining the selected enterprise value range based on the selected publicly traded companies analyses for GulfMark and Tidewater.

EV was calculated for purposes of these analyses as equity value (based on the per share closing price of each selected publicly traded company on July 13, 2018, the last trading day prior to the delivery of Evercore’s opinion), multiplied by the fully diluted number of the respective company’s outstanding equity securities on that date, plus debt, plus minority interest, less cash and cash equivalents (as set forth in the most recent publicly available balance sheet of that company). The financial data of the Selected Publicly Traded Companies used by Evercore for this analysis were based on consensus estimates from FactSet Research Systems Inc. (“FactSet”). Evercore also considered for purposes of its analyses (i) in the case of GulfMark, FactSet consensus estimates and the GulfMark projections and (ii) in the case of Tidewater, FactSet consensus estimates and the GulfMark-prepared Tidewater projections. The multiples for each of the selected publicly traded companies and comparison metrics for each of GulfMark and Tidewater are set forth in the tables below.

Company	Equity Value		EV / Revenue			EV / Gross Profit			EV / EBITDA
		EV	2018E	2019E	2020E	2018E	2019E	2020E	2018E	2019E	2020E
	(dollars in millions)
Bourbon Corp.	$405	$2,082	2.3x	2.1x	1.8x	3.7x	3.3x	2.6x	20.7x	15.1x	8.9x
DOF ASA	287	2,630	2.9x	2.7x	2.4x	NM	NM	NM	9.3x	7.5x	6.7x
Hornbeck Offshore Service, Inc.	194	1,142	5.2x	3.7x	2.6x	18.1x	9.5x	5.6x	NM	15.4x	6.2x
SEACOR Marine Holdings Inc.	470	770	3.5x	2.8x	2.5x	14.3x	8.9x	NM	NM	27.0x	12.2x
Solstad Farstad ASA	211	3,526	5.4x	4.5x	3.6x	NM	NM	NM	22.0x	13.5x	8.9x
Mean			3.9x	3.1x	2.6x	12.0x	7.2x	4.1x	17.4x	15.7x	8.6x
Median			3.5x	2.8x	2.5x	14.3x	8.9x	4.1x	20.7x	15.1x	8.9x
GulfMark Consensus	$337	$384	3.2x	2.4x	1.5x	NM	NM	NM	NM	12.1x	4.3x
Tidewater Consensus	962	1,010	2.3x	1.9	1.5	NM	NM	NM	39.6x	11.3x	4.9x

Based on its review of the selected publicly traded companies and its experience and professional judgment, Evercore then applied (i) a reference range of multiples to the estimated metric for GulfMark for each calendar year from 2018 to 2020 and (ii) a reference range of multiples to the estimated metric for Tidewater for each calendar year from 2018 to 2020, as described below:

				GulfMark				Tidewater
	Selected Multiples				Value Range				Value Range
	Low		High	Data	Low		High	Data	Low		High
				(dollars in millions, except per share amounts)
EBITDA
2018E	15.0x	-	25.0x	$1	$9	-	$14	$48	$716	-	$1,193
2019E	10.0x	-	20.0x	18	185	-	369	68	680	-	1,360
2020E	7.0x	-	10.0x	58	408	-	583	147	1,026		1,466
Revenue
2018E	3.0x	-	5.0x	$107	$320	-	$533	$389	$1,168	-	$1,946
2019E	2.0x	-	3.5x	139	278	-	487	462	924	-	1,618
2020E	1.5x	-	3.0x	195	293	-	586	597	896	-	1,792
Selected Enterprise Value Range					$350	-	$550		$900	-	$1,400
Implied Price Per Share					$29.94	-	$49.71		$27.13	-	$43.05

In each case, the estimated metric was based on the GulfMark projections and the GulfMark-prepared Tidewater projections. Based on its experience and professional judgment, Evercore then selected an EV reference range of $350 million to $550 million for GulfMark and an EV range of $900 million to $1,400 million for Tidewater. After adjusting for corporate adjustments, these analyses indicated a per share implied equity value reference range for GulfMark of approximately $29.94 to $49.71 and Tidewater of $27.13 to $43.05.

Implied Exchange Ratio

Evercore calculated an implied exchange ratio reference range by first dividing the low end of the implied per share equity value reference range for GulfMark by the mid-point of the implied per share equity value reference range for Tidewater indicated by the selected publicly traded companies analyses ($35.09 per share). Evercore then divided the high end of the implied per share equity value reference range for GulfMark by that same Tidewater mid-point. This analysis indicated that the implied exchange ratio in the business combination ranged from 0.853 to 1.417. The exchange ratio for the business combination is 1.100 shares of Tidewater common stock for each share of GulfMark common stock.

Research Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of July 15, 2018 (using only research analyst price targets that have been refreshed since April 1, 2018), as summarized in the table below:

	GulfMark	Tidewater
Number of Research Analyst Price Targets Refreshed Since April 1, 2018	4	3
High Target Price Per Share	$65.00	$42.00
High Target Price Per Share (excluding analyst providing only a GulfMark estimate)	$42.00	$42.00
Low Target Price Per Share	$34.00	$35.00
Median Target Price Per Share	$41.50	$41.00
Average Target Price Per Share	$45.50	$39.33

Evercore calculated an implied exchange ratio reference range by first dividing the low end of the share price target range for GulfMark by the mid-point of the share price target range for Tidewater ($38.50 per share). Evercore then divided the high end of the share price target range for GulfMark by that same Tidewater mid-point. This indicated that the implied exchange ratio in the business combination ranged from 0.883 to 1.688. Excluding the $65.00 per share GulfMark estimate from the research analyst that did not provide a Tidewater estimate, the implied exchange ratio in the business combination ranged from 0.883 to 1.091. The exchange ratio for the business combination is 1.100 shares of Tidewater common stock for each share of GulfMark common stock.

Last 12 Month Trading Range

Evercore reviewed historical trading prices of shares of GulfMark common stock and Tidewater common stock during the period from November 17, 2017 (the first unaffected trading day following GulfMark’s emergence from bankruptcy) until July 13, 2018, noting that the low and high closing prices during that period ranged from $17.80 to $39.00 for GulfMark and $23.52 to $35.98 for Tidewater. Evercore calculated an implied exchange ratio reference range by dividing the low end of the historical trading price range for GulfMark by the mid-point of the historical trading price range for Tidewater ($29.75 per share) and by dividing the high end of the historical trading price range for GulfMark by that same Tidewater mid-point. This indicated that the implied exchange ratio in the business combination ranged from 0.598 to 1.311. The exchange ratio for the business combination is 1.100 shares of Tidewater common stock for each share of GulfMark common stock.

Contribution Analysis

Evercore analyzed the respective contributions of GulfMark and Tidewater to the combined company using specific historical and estimated future financial metrics, including the relative contribution of revenue, EBITDA, cash flow from operations, book value of equity, net property plant and equipment and vessel value of the combined company, based on the GulfMark projections and the GulfMark-prepared Tidewater projections.

Evercore then analyzed those contributions on a levered basis (by taking into consideration each company’s corporate adjustments from its unlevered contribution to EV, where applicable), as of the end of calendar years 2014 (on a pro forma basis), 2018E, 2019E, 2020E and 2021E. This analysis indicated the relative contributions of GulfMark and Tidewater and the implied exchange ratios of one share of Tidewater common stock for each share of GulfMark common stock for calendar years 2014 (pro forma), 2018, 2019, 2020 and 2021, respectively.

2014A, 2018E- 2021E
	Implied Exchange Ratio Range				Implied Exchange Ratio Range
	Low		High		Low		High
Revenue	0.783x	-	0.936x	2014A	0.921x	-	1.268x
EBITDA	0.034x	-	1.138x	2018E	0.034x	-	0.783x
Cash Flow from Operations	0.744x	-	1.757x	2019E	0.744x	-	0.861x
Book Value of Equity	0.995x	-	0.995x	2020E	0.936x	-	1.757x
Net PP&E	1.275x	-	1.275x	2021E	0.865x	-	1.241x
Vessels Value Appraisal	0.951x		0.951x

The six different financial metrics Evercore analyzed over the respective calendar years implied an exchange ratio range of 0.034 to 1.757. Furthermore, Evercore predominantly focused on the exchange ratios implied for EBITDA, since Evercore considered EBITDA to be the most relevant for this analysis, followed by the vessels value appraisal. Based on its experience and professional judgment, Evercore then selected a reference exchange ratio range of 0.900 to 1.300. The exchange ratio for the business combination is 1.100 shares of Tidewater common stock for each share of GulfMark common stock.

Miscellaneous

In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. The order of the analyses and reviews described in the summary above and the results thereof do not represent the relative importance or weight given to these analyses and reviews by Evercore. Considering selected portions of the analyses and reviews in the summary set forth above, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion. Evercore may have considered various assumptions more or less probable than other assumptions, so the range of valuations and implied exchange ratios resulting from any particular analysis should therefore not be taken to represent Evercore’s view of the value of GulfMark or Tidewater.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GulfMark, Tidewater and their advisors. No company or business used in Evercore’s analyses and reviews as a comparison is identical to GulfMark or Tidewater, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results or values are materially different from those contained in those estimates.

Pursuant to the terms of Evercore’s engagement, Evercore provided GulfMark with financial advisory services to the GulfMark Board in connection with the transactions contemplated by the merger agreement, including the delivery of its opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of shares of GulfMark common stock that are entitled to receive the merger consideration in the first merger.

Prior to Evercore’s engagement by GulfMark in connection with the transactions contemplated by the merger agreement, Evercore served as GulfMark’s financial advisor with respect to GulfMark’s chapter 11 restructuring pursuant to which compensation of $7.68 million was received by Evercore or its affiliates as a result of that relationship. Under Evercore’s engagement letter for its financial advisory work on GulfMark’s chapter 11 restructuring, Evercore would have been entitled to a fee for certain significant transactions committed to or occurring prior to the end of a 12-month tail period following the termination of Evercore’s engagement. For example, if GulfMark committed to or consummated an acquisition, merger, consolidation or other business combination prior to the end of this 12-month tail period, Evercore would have been entitled to a success fee of 1.5% of GulfMark’s total enterprise value implied by the transaction.

In light of its work for GulfMark in the chapter 11 restructuring, Evercore agreed to a modified fee structure as part of its engagement by GulfMark in connection with strategic alternatives, including a possible transaction with Tidewater. The new engagement letter also provides for a 1.5% success fee, but Evercore agreed that, if GulfMark closed a business combination with Tidewater within 12 months after the new engagement letter was signed on February 22, 2018, the success fee would be 1.0% instead of 1.5%. Furthermore, under the new engagement letter, Evercore received a $500,000 opinion fee upon rendering its opinion to the GulfMark Board. Under the Evercore engagement letter, 50% of Evercore’s opinion fee will be credited against any success fee earned by Evercore. Accordingly, Evercore estimates that if the transactions contemplated by the merger agreement are consummated prior to February 22, 2019, its total fee would be approximately $4,300,000.

In addition, GulfMark has agreed to reimburse Evercore for its reasonable and documented out-of-pocket expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement. However, without GulfMark’s prior written consent, Evercore will not be reimbursed for more than $75,000 of those expenses. Furthermore, GulfMark has agreed to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

Evercore and its affiliates in the future may provide financial advisory and other services to GulfMark, Tidewater and their respective affiliates, for which Evercore may receive compensation, including the reimbursement of expenses.

During the two-year period prior to the date hereof, except for its engagement GulfMark in connection with the transactions contemplated by the merger agreement and its engagement by GulfMark related to GulfMark’s chapter 11 restructuring, no material relationship existed between Evercore and its affiliates, on the one hand, and GulfMark, Tidewater or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of GulfMark, Tidewater and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities or instruments.

The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

The GulfMark Board engaged Evercore to act as a financial advisor to GulfMark based on its qualifications, experience and reputation, as well as its familiarity with the business of GulfMark. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Certain Financial Projections Reviewed by the GulfMark Board and GulfMark’s Financial Advisor

Nature of Financial Projections Reviewed by the GulfMark Board and GulfMark’s Financial Advisor

GulfMark does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates.

In connection with its evaluation of the business combination, GulfMark management prepared and provided to the GulfMark Board and Evercore certain non-public internal financial projections regarding GulfMark’s anticipated future operations, as well as estimated synergies arising in connection with the business combination. In addition, GulfMark management prepared and provided to the GulfMark Board and Evercore certain non-public internal financial projections for Tidewater, which were derived from forecasts for Tidewater that Tidewater prepared and provided to GulfMark management in connection with GulfMark’s evaluation of the business combination, as adjusted by GulfMark management. A summary of these financial projections and estimated synergies is included below to give GulfMark stockholders and Tidewater stockholders access to certain non-public information that was considered by the GulfMark Board for purposes of evaluating the business combination.

The financial projections and estimated synergies summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections, or US GAAP.

Although presented with numerical specificity, the projections and estimated synergies were prepared in the context of numerous variables, estimates and assumptions that are inherently uncertain and may be beyond the control of GulfMark, and which may prove not to have been, or to no longer be, accurate. The projections and the estimated synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from these projections and synergies include, but are not limited to, risks and uncertainties relating to Tidewater’s and GulfMark’s businesses (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in GulfMark’s reports filed with the SEC, and other factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 56. The projections and synergies also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Tidewater’s and GulfMark’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections and estimated synergies were prepared. In addition, other than with respect to the estimated synergies discussed below, the projections do not take into account any of the transactions contemplated by the merger agreement, including the mergers and associated expenses, or Tidewater’s and GulfMark’s compliance with their respective covenants under the merger agreement. Further, the projections and estimated synergies do not take into account any circumstances, transactions or events occurring after the date they were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the projections and synergies. There can be no assurance that these projections and synergies will be realized or that future financial results of Tidewater or GulfMark will not materially vary from these projections and estimated synergies.

The inclusion of a summary of the projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Tidewater, GulfMark or their respective affiliates, officers, directors or other representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Tidewater, GulfMark or their respective affiliates, officers, directors or other representatives can give any stockholder of Tidewater, stockholder of GulfMark or other person any assurance that actual results will not differ materially from the projections and estimated synergies, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the projections or synergies to reflect circumstances existing after the date the projections and synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the projections or synergies are shown to be in error.

No one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the information included in the projections and estimated synergies set forth below. Readers of this joint proxy statement/prospectus are cautioned not to rely on the projections and estimated synergies. GulfMark has not updated and, except as otherwise required by law, does not intend to update or otherwise revise the projections, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the business combination. Further, the projections and estimated synergies do not take into account the effect of any failure of the business combination to occur and should not be viewed as accurate or continuing in that context.

A summary of these financial projections and synergies is included solely to give Tidewater stockholders and GulfMark stockholders access to the information that was made available to the GulfMark Board and Evercore, as described below, and is not included in this joint proxy statement/prospectus in order to influence your decision whether to vote for or against the Tidewater issuance proposal, if you are a Tidewater stockholder, or your decision to vote for or against the GulfMark merger proposal, if you are a GulfMark stockholder. The inclusion of this information should not be regarded as an indication that the GulfMark Board, its advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results. GulfMark management’s internal financial projections upon which the GulfMark projections (as defined below) and the GulfMark-prepared Tidewater projections (as defined below) were based, as well as the estimated synergies that may result from the business combination, are subjective in many respects. There can be no assurance that these projections or estimated synergies will be realized or that actual results will not be significantly higher or lower than forecasted. The projections included herein cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The financial projections and summary information should be evaluated, if at all, in conjunction with the historical financial statements and other information, with respect to Tidewater, included in this joint proxy statement/prospectus, and with respect to GulfMark, as contained in GulfMark’s public filings with the SEC.

Summary Certain Financial Projections Reviewed by the GulfMark Board and GulfMark’s Financial Advisor

As part of its evaluation of the business combination, GulfMark management prepared the unaudited financial projections regarding GulfMark’s future operations for GulfMark’s fiscal years ending 2018 through 2022 that are summarized below. These GulfMark projections (the “GulfMark projections”) are non-public financial projections regarding GulfMark’s anticipated future operations. In addition, Tidewater management provided certain unaudited financial projections to GulfMark’s management regarding Tidewater’s future operations for Tidewater’s fiscal years ending 2018 through 2022 that are summarized below (the “Tidewater-prepared Tidewater projections”). As part of its evaluation of the business combination, GulfMark’s management prepared its own financial projections, based on the Tidewater-prepared GulfMark projections, regarding Tidewater’s future operations for the fiscal years ending 2018 through 2022 that are summarized below (the “GulfMark-prepared Tidewater projections”). In preparing the GulfMark-prepared Tidewater projections, GulfMark’s management made certain adjustments to the Tidewater-prepared Tidewater projections. These adjustments were primarily related to: normalizing the offshore market recovery timing and the underlying projection assumptions (as further described below) to be consistent across both sets of projections, so as to evaluate each set of projections on a consistent basis. Both the GulfMark projections and the GulfMark-prepared Tidewater projections, which are collectively referred to as the forecasts under “The Business Combination—Opinion of Evercore, GulfMark’s Financial Advisor” beginning on page 104, were provided to the GulfMark Board for use in its evaluation of the business combination and, in connection therewith, also provided to Evercore in connection with Evercore’s fairness opinion. Although the GulfMark Board received a high-level graphic that illustrated the relative differences between the Tidewater-prepared Tidewater projections and the GulfMark-prepared Tidewater projections, the GulfMark Board did not receive the Tidewater-prepared Tidewater projections. Furthermore, at GulfMark’s management’s direction, Evercore used only the GulfMark-prepared Tidewater projections in its financial analyses described in “The Business Combination—Opinion of Evercore, GulfMark’s Financial Advisor” beginning on page 104.

The following tables present a summary of the GulfMark projections, the Tidewater-prepared Tidewater projections, and the GulfMark-prepared Tidewater projections:

Summary of the GulfMark Projections (in millions)

	2018E	2019E	2020E	2021E	2022E
Revenue	$107	$139	$195	$217	$236
EBITDA	$1	$18	$58	$73	$83
Free Cash Flow	($20)	($11)	$31	$49	$58
Active Fleet	40	42	45	45	47

Tidewater-Prepared Tidewater projections (in millions)

	2018E	2019E	2020E	2021E	2022E
Revenue	$390	$395	$469	$656	$846
EBITDA	$52	$52	$74	$207	$319

Summary of the GulfMark-Prepared Tidewater Projections (in millions)

	2018E	2019E	2020E	2021E	2022E
Revenue	$389	$462	$597	$717	$793
EBITDA	$48	$68	$147	$223	$275
Free Cash Flow	$2	($55)	$5	$77	$146
Active Fleet	127	133	148	159	165

In preparing or approving the GulfMark projections and the GulfMark-prepared Tidewater projections, GulfMark’s management made certain assumptions about Tidewater’s and GulfMark’s respective industries and abilities to execute on their respective business plans. In particular, GulfMark’s management made assumptions about expected active vessels, active vessel utilization and dayrates, operating costs per day by vessel class and region, as well as stacking and reactivation costs and SG&A expenses, based on GulfMark’s management’s view of key macro market drivers and general market assumptions related to the offshore oil and gas market.

GulfMark management and Tidewater management collectively analyzed the potential synergies that the combined business could realize by the end of the fourth quarter of 2019, which are the synergies referred to in the section titled “The Business Combination—Opinion of Lazard, Tidewater’s Financial Advisor” beginning on page 89. As a result of that collective analysis, GulfMark management estimated that the combined business would realize approximately $30 million of annual synergies by the end of the fourth quarter of 2019. Evercore did not use these synergies in the financial analyses that it conducted in connection with its written opinion to the GulfMark Board described in “The Business Combination—Opinion of Evercore, GulfMark’s Financial Advisor” beginning on page 104.

See “Risk Factors—Even if Tidewater and GulfMark consummate the business combination, Tidewater may fail to realize all of the anticipated benefits of the proposed business combination” beginning on page 37 for further information regarding the uncertainties associated with realizing synergies in connection with the business combination.

NEITHER TIDEWATER NOR GULFMARK INTENDS TO PUBLICLY UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL PROJECTIONS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Indebtedness Following the Completion of the Business Combination

Tidewater intends to repay, retire or otherwise terminate GulfMark’s existing indebtedness using Tidewater and GulfMark cash on hand. As of June 30, 2018, GulfMark had $100 million debt outstanding.

Regulatory Approvals

U.S. Antitrust

Tidewater and GulfMark have determined that the business combination does not require filing of a notification and report under the HSR Act and therefore have agreed that the condition in the merger agreement relating to expiration or early termination of the waiting period under the HSR Act is deemed satisfied.

See the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Reasonable Best Efforts” beginning on page 145.

Other Regulatory Approvals

The obligation of each of Tidewater and GulfMark to effect the business combination is not subject to obtaining any other regulatory approvals.

No Appraisal Rights

Under the DGCL, because the merger consideration is in the form of a stock for stock exchange, no appraisal rights are available to the holders of Tidewater common stock or GulfMark common stock in connection with the mergers.

Directors and Executive Officers of Tidewater Following the Business Combination

At the time of the completion of the first merger, the size of the Tidewater Board will be increased from seven to ten directors. Pursuant to the terms of the merger agreement, Tidewater will cause the Tidewater Board to be comprised of the following directors at the effective time of the first merger:

•

seven directors selected by Tidewater, who initially will be John T. Rynd, Thomas R. Bates, Jr., Alan J. Carr, Randee E. Day, Dick Fagerstal, Steven L. Newman and Larry T. Rigdon (all seven members of the current Tidewater Board); and

•	three directors selected by GulfMark, who initially will be Louis Raspino, Robert Tamburrino, and Kenneth Traub.

Tidewater has agreed to cause each of the GulfMark designated directors to be included in the slate of nominees recommended by the Tidewater Board to the Tidewater stockholders for election as directors at the next annual meeting of Tidewater stockholders to occur following the effective time of the first merger and has further agreed to use no less rigorous efforts to solicit proxies in favor of the GulfMark designated directors than the manner in which Tidewater supports all other nominees proposed by the Tidewater Board at such meeting. However, if following the completion of the business combination, (i) the Tidewater Board determines in good faith that including a GulfMark designated director in the slate of nominees for election as a director at the next annual meeting would be a breach of its fiduciary duties under applicable legal requirement, or (ii) any GulfMark designated director resigns or is unable to serve for any other reason prior to the first anniversary following the next annual meeting, (each such GulfMark designated director defined as a “removed designee”), then, in each such case, the remaining GulfMark designated directors will select a replacement for such removed designee that is reasonably satisfactory to the Tidewater Board.

At the effective time of the first merger, the Tidewater bylaws will be amended as necessary to provide for the foregoing commitments. Such provision may not be amended prior to the first anniversary of the first annual meeting of Tidewater stockholders following the completion of the business combination without the affirmative vote of at least 85% of the Tidewater Board.

Interests of GulfMark Directors and Executive Officers in the Business Combination

Interests of GulfMark Directors and Executive Officers

Directors and executive officers of GulfMark have interests in the business combination that are different from, or in addition to, the interests of GulfMark stockholders generally. These interests include, but are not limited to:

•

the treatment of GulfMark RSUs under the merger agreement as described in the section entitled “The Merger Agreement—Treatment of GulfMark Warrants and RSUs—Treatment of GulfMark RSUs” beginning on page 127, including accelerated vesting at the effective time of the first merger of GulfMark RSUs held by directors and potential “double trigger” accelerated vesting of GulfMark RSUs held by executive officers in the event of a qualifying termination or resignation of employment within one year following the first merger effective time;

•	the payment of certain 2018 bonus amounts on the closing date of the first merger to Messrs. Kneen and Rubio if they remain employed through such date;

•	general severance payments under Messrs. Kneen’s and Rubio’s respective employment agreements in the event of any termination of employment;

•

Tidewater’s agreement to cause the Tidewater Board to include three directors selected by GulfMark following the consummation of the business combination, who initially will be Louis Raspino, Robert Tamburrino, and Kenneth Traub; and

•	rights to ongoing indemnification and insurance coverage under the merger agreement.

These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “The Business Combination—Advisory Vote on Business Combination-Related Compensation for GulfMark’s Named Executive Officers” beginning on page 122.

Additionally, as of October 9, 2018, Captain Q and its affiliates hold (i) 853,331 shares of Tidewater common stock, equal to approximately 3.14% of Tidewater common stock issued and outstanding, (ii) 139,207 Tidewater equity warrants (as defined below) and 139,769 Tidewater creditor warrants (as defined below), (iii) a $5,964,056 aggregate principal amount of Tidewater’s New Secured Notes (as defined below), and (iv) swaps representing economic exposure comparable to an additional 25,290 shares of Tidewater common stock and 85,347 Tidewater equity warrants. Scott McCarty, a member of the GulfMark Board, is an employee of an affiliate of Captain Q.

The members of the GulfMark Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the business combination and in determining to recommend to GulfMark stockholders that they adopt the merger agreement.

Acceleration of GulfMark RSUs

Acceleration of Director GulfMark RSUs

Pursuant to the pre-existing terms of the Restricted Stock Unit Award Agreements setting forth the terms of GulfMark RSUs granted to GulfMark non-employee directors, such awards will vest in full and be settled in GulfMark common stock immediately prior to the occurrence of a “Qualified Liquidity Event,” which defined term includes the consummation of the proposed business combination. Following such settlement, the holders of such awards will be entitled to the same consideration as other GulfMark stockholders with respect to their shares underlying the GulfMark RSUs, as described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 126.

GulfMark’s current non-employee directors held the following GulfMark RSUs as of October 9, 2018, which awards will accelerate and settle as described above. The approximate values indicated below are based on a per share price of $34.24, which is the average closing market price of GulfMark common stock on the NYSE MKT over the first five business days following the first public announcement of the proposed business combination.

Non-Employee Director	Number of GulfMark RSUs	Approximate Value
Eugene Davis	5,875	$201,160
Domenic DiPiero	5,875	$201,160
Scott McCarty	5,875	$201,160
Louis Raspino	6,855	$234,715
Krishna Shivram	5,875	$201,160
Kenneth Traub	5,875	$201,160
Total for all Non-employee Directors as a Group	36,230	$1,240,515

Potential Double-Trigger Acceleration of Replacement Awards

As described in the section entitled “The Merger Agreement—Treatment of GulfMark Warrants and RSUs—Treatment of GulfMark RSUs” beginning on page 127, each outstanding GulfMark RSU that remains unvested as of immediately prior to the first merger effective time will automatically cease to represent an award denominated in GulfMark common stock and be converted into a substantially similar award (a “replacement award”), representing the right to acquire or receive a number of shares of Tidewater common stock (rounded down to the nearest whole number) equal to the product of the number of shares of GulfMark common stock subject to such GulfMark RSU multiplied by the exchange ratio. Following the effective time of the first merger, each such replacement award will generally continue to be governed by the same terms and conditions as were applicable to the corresponding GulfMark RSU immediately prior to the effective time of the first merger.

Pursuant to the pre-existing terms of the Restricted Stock Unit Award Agreements setting forth the terms of GulfMark RSUs granted to Mr. Kneen and Mr. Rubio, in the event that a “qualifying termination” occurs during the one-year period following a Qualified Liquidity Event, which defined term includes the consummation of the proposed business combination, any unvested portion of the replacement award will accelerate and fully vest.

Under these Restricted Stock Unit Award Agreements and the relevant agreements referenced therein:

•

a “qualifying termination” includes a termination of the executive officer’s service as an employee, director, or consultant (i) by GulfMark without Cause (as defined below), or (ii) by the executive for “good reason,” (as defined below);

•

“Cause” is defined as any of the following: (i) the executive’s commission of theft, embezzlement, any other act of dishonesty relating to his employment or service, or any willful violation of any law, rules or regulation applicable to GulfMark, including, but not limited to, those laws, rules or regulations established by the Securities and Exchange Commission, or any self-regulatory organization having jurisdiction or authority over the executive or GulfMark; or (ii) the executive’s conviction of, or the executive’s plea of guilty or nolo contendere to, any felony or of any other crime involving fraud, dishonesty or moral turpitude; (iii) a determination by the GulfMark Board that the executive has materially breached his employment agreement (other than during any period of disability, as defined in such agreement) where such breach is not remedied within 10 business days after written demand by the GulfMark Board for substantial performance is received by the executive which identifies the manner in which the board believes the executive has so breached the agreement; or (iv) the executive’s willful failure to perform the reasonable and customary duties of his position with GulfMark, which failure is not remedied within 10 business days after written demand by the GulfMark Board for substantial performance is received by the executive which specifically identifies the nature of such failure.

•

“good reason” is defined as any of the following that occurs without the executive’s consent: (i) a material reduction in the executive’s authority, duties, or responsibilities; (ii) any reduction in the executive’s base salary, other than an across the board reduction of less than 10% of the executive’s base salary; (iii) relocation of the executive’s principal place of business to a location 50 or more miles from its location as of the effective date of his employment agreement; or (iv) a material breach by GulfMark of the employment agreement, which materially and adversely affects the executive; (v) GulfMark’s provision to the executive of a non-renewal notice under the terms of his employment agreement; or (vi) GulfMark’s failure to make any material payment to the executive required to be made under the terms of his employment agreement.

Messrs. Kneen and Rubio held the following GulfMark RSUs as of October 9, 2018, which awards will be cancelled in exchange for replacement awards and then subject to the potential double trigger accelerated vesting described above. The approximate values indicated below are based on a per share price of $34.24, which is the average closing market price of GulfMark common stock on the NYSE MKT over the first five business days following the first public announcement of the proposed business combination.

Named Executive Officer	Number of GulfMark RSUs	Approximate Value
Quintin Kneen	43,966	$1,505,396
Samuel Rubio	9,483	$324,698

Employment Agreements

2018 Cost Savings Bonuses

Pursuant to the pre-existing terms of their respective employment agreements with GulfMark, Messrs. Kneen and Rubio were previously granted 2018 cost savings bonuses with maximum potential payouts of $510,000 and $275,000, respectively. Under their respective employment agreements, in the event of a Qualified Liquidity Event, which defined term includes the consummation of the proposed business combination, during 2018 and while the executive remains employed by GulfMark, GulfMark is required to pay the maximum bonus amount to each executive on the date of the Qualified Liquidity Event. Such payments are in lieu of any other amounts for which the executive may be eligible under the cost savings bonus program and irrespective of the attainment of any applicable performance metrics. Provided that each of Messrs. Kneen and Rubio remains employed through the closing of the proposed business combination, they will receive payment of their 2018 cost savings bonus amounts of $510,000 and $275,000, respectively.

Potential Severance Payments

Under their respective employment agreements with GulfMark, each of Messrs. Kneen and Rubio are entitled to certain severance payments should their employment be terminated without Cause (as defined above under “The Business Combination—Interests of GulfMark Directors and Executive Officers in the Business Combination—Acceleration of GulfMark RSUs—Potential Double-Trigger Acceleration of Replacement Awards” on page 119) or should they resign their employment for good reason (as defined above under “The Business Combination— Interests of GulfMark Directors and Executive Officers in the Business Combination—Acceleration of GulfMark RSUs—Potential Double-Trigger Acceleration of Replacement Awards” on page 119). More specifically, in connection with such a termination, the agreements provide that the executive is to receive:

•	a lump sum payment in an amount equal to 24 months’ base salary for Mr. Kneen and 18 months’ base salary for Mr. Rubio, in each case at the rate in effect as of the date of termination;

•	a pro rata annual bonus payment for the year of termination based the number of days the executive was employed by GulfMark during the year of termination and based on actual performance; and

•

a lump sum payment equal to the total premiums the executive would be required to pay for 12 months of continuation coverage under GulfMark’s medical, dental, and vision plans under the Consolidated Omnibus Budget Reconciliation Act of 1985.

Entitlement to such amounts is also conditioned upon the executive’s execution and non-revocation of a release of claims and continued compliance with the terms of non-disclosure, non-competition, non-solicitation, non-disparagement, and post-termination litigation cooperation covenants set forth in their employment agreements.

The employment agreements do not provide for greater severance benefits in connection with a change in control, and the executives would be entitled to these same payments whether a qualifying termination occurs prior to or following the consummation of the proposed business combination.

See “The Business Combination—Advisory Vote on Business Combination-Related Compensation for GulfMark’s Named Executive Officers” beginning on page 122, for the estimated amounts that the named executive officers of GulfMark would receive under these employment agreement provisions assuming a qualifying termination occurred as of October 9, 2018.

Appointment to Tidewater Board

At the time of the completion of the first merger, the size of the Tidewater Board will be increased from seven to ten directors. Pursuant to the terms of the merger agreement, Tidewater will cause the Tidewater Board to include three directors designated by GulfMark, who initially will be Louis Raspino, Robert Tamburrino, and Kenneth Traub.

Indemnification and Insurance

For a period of six years after the effective time of the first merger, Tidewater will cause the surviving corporation and its subsidiaries to, and for a period of six years after the effective time of the second merger, Tidewater will cause the surviving company and its subsidiaries to, indemnify and hold harmless, and provide advancement of expenses to, the current or former directors and officers and any person who becomes a director or officer of GulfMark or any of its subsidiaries prior to the effective time of the first merger (referred to as the “indemnified parties”), to the fullest extent that applicable legal requirements permit Tidewater, the surviving corporation and its subsidiaries and the surviving company and its subsidiaries, as applicable, to indemnify their own directors and officers.

In addition, for six years after the effective time of the first merger, Tidewater will cause the surviving company to maintain the provisions in (i) the organizational documents of each of the surviving company and its subsidiaries; and (ii) any other agreements of the surviving company and its subsidiaries with any of indemnified parties, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence as of July 15, 2018, and not to amend, modify or repeal in any manner any such agreements that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time of the first merger (including acts or omissions occurring in connection with the approval of the merger agreement, the consummation of the mergers or any of the other transaction contemplated by the merger agreement). Further, Tidewater, the surviving corporation or the surviving company, as applicable, will cause to be maintained in effect the existing GulfMark directors’ and officers’ liability “tail” insurance policies with a claims period of at least six years after the effective time of the first merger with respect to claims arising from facts or events occurring at or prior to the effective time of the first merger for persons who are covered under GulfMark’s existing policies on terms that are no less favorable than the terms of GulfMark’s policies as in effect on July 15, 2018; provided, however, that Tidewater or the surviving corporation are not required to annually expend an amount in excess of 250% of the larger of the current annual premium paid by GulfMark for such insurance (the “insurance cap”) and that if the annual premium of such insurance coverage exceeds the insurance cap, Tidewater and the surviving corporation are required to obtain a policy (or if applicable, maintain a policy purchased by GulfMark with the consent of Tidewater) with the greatest comparable coverage available for a cost not exceeding the insurance cap.

For additional information see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 154.

Deferred Compensation Plan

On July 15, 2018, prior to approving the terms of the merger agreement, the GulfMark Board approved the termination and liquidation of the GulfMark Deferred Compensation Plan. Per that resolution, the GulfMark Deferred Compensation Plan was fully terminated and liquidated on October 1, 2018. Messrs. Kneen and Rubio were both beneficial owners of GulfMark common stock held by the trust for the GulfMark Deferred Compensation Plan, with their respective balances in such plan valued at approximately $40,090 and $6,598, respectively, based on the closing price of GulfMark common stock on September 24, 2018 of $35.38 per share and $1.90 per warrant. All participant balances of stock, warrants, and any cash balances held were paid out by the GulfMark Deferred Compensation Plan on October 1, 2018 in the form of cash, which was as soon as administratively possible following the termination on September 24, 2018. The 1,684 shares of GulfMark common stock and the 27,802 warrants to purchase shares of GulfMark common stock held in the trust for the GulfMark Deferred Compensation Plan were transferred back to the GulfMark treasury and await cancellation/retirement pursuant to the GulfMark Board resolution dated October 10, 2018.

Advisory Vote on Business Combination-Related Compensation for GulfMark’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of GulfMark’s named executive officers, that is based on or otherwise relates to the proposed business combination and that will or may become payable to the named executive officers upon consummation of the first merger or in connection with a qualifying termination of employment upon or following the consummation of the business combination. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the business combination-related compensation payable to certain GulfMark named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of GulfMark stockholders. The “named executive officers” are the individuals listed as such in GulfMark’s most recent annual report on Form 10-K, with the exception of James M. Mitchell and Cindy M. Muller, whose employment with GulfMark terminated on April 2, 2018 and October 20, 2017, respectively, and will receive no compensation that is based on or otherwise relates to the proposed business combination.

As described above, pursuant to the pre-existing terms of the Restricted Stock Unit Award Agreements evidencing GulfMark RSUs granted to Messrs. Kneen and Rubio, the Replacement Awards that they receive will vest on a double-trigger basis upon a qualifying termination of the individual’s employment within a one-year period following the business combination. In addition, pursuant to the pre-existing terms of their respective employment agreements, each of Messrs. Kneen and Rubio will become entitled to cost savings bonus payments upon the closing of the first merger and may become entitled to certain severance payments in the event of a termination of employment.

The amounts set forth in the table below assume the following:

•	the closing of the first merger occurred on October 9, 2018, which is the assumed date of the closing of the business combination solely for purposes of this golden parachute compensation disclosure;

•

the individual is terminated without “Cause” or resigns for “good reason” (as defined in their applicable employment agreements) immediately following the closing of the business combination on October 9, 2018; and

•

the price for each share of GulfMark common stock is $34.24, which is the average closing market price of GulfMark common stock on the NYSE MKT over the first five business days following the first public announcement of the proposed business combination.

The amounts reported in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect compensation actions that may occur following the filing of this joint proxy statement/prospectus, base compensation increases or annual equity award grants in the ordinary course prior to the closing of the business combination. As a result, the actual amounts, if any, to be received by a GulfMark named executive officer may differ materially from the amounts set forth below.

Golden Parachute Compensation

Name(1)	Cash(2)	Equity(3)	Other(4)	Total
Quintin V. Kneen	$1,552,201	$1,505,396	$46,926	$3,104,523
Samuel R. Rubio	$704,760	$324,698	$7,726	$1,037,184

(1)

James M. Mitchell and Cindy M. Muller terminated employment with GulfMark on April 2, 2018 and October 20, 2017, respectively, and will receive no compensation that is based on or otherwise relates to the proposed business combination.

(2)

As detailed in the below supplementary table, these amounts include (a) the executive’s 2018 cost savings bonus, which is a single-trigger lump sum payment to be made on the date of the closing of the first merger provided that the executive is employed by GulfMark on such date, and (b) cash severance amounts that may be paid to the executive in a lump sum on the 60th day following a qualifying termination of employment of such executive officer. In the event of a qualifying termination of employment, the applicable employment agreement also provides for payment of a pro-rata annual bonus for the year of termination (based on actual performance and payable when bonuses for such year are otherwise paid to executive officers); however, in light of GulfMark’s adoption of the 2018 cost savings bonus program, if the executive had terminated employment on October 9, 2018, no additional amounts would be paid in respect of such bonuses and no amount has been included in the table above in respect of such amounts.

Name	2018 Cost Savings Bonus	Severance Payment	Total
Quintin V. Kneen	$510,000	$1,042,201	$1,552,201
Samuel R. Rubio	$275,000	$429,760	$704,760

(3)

These amounts reflect the double-trigger vesting of the following outstanding equity awards, assuming a qualifying termination of employment following the closing of the proposed business combination: (a) 43,966 GulfMark RSUs held by Mr. Kneen, and (b) 9,483 GulfMark RSUs held by Mr. Rubio.

(4)

These amounts reflect the approximate value of shares of GulfMark common stock and warrants to be distributed to Messrs. Kneen and Rubio from the GulfMark Deferred Compensation Plan, which was terminated on July 15, 2018, based on the closing price of GulfMark common stock on August 20, 2018 of $37.38 per share and the closing price of GulfMark’s warrants to acquire shares of common stock on October 9, 2018 of $2.60. These shares and warrants will be distributed to each of the executives upon liquidation of the Deferred Compensation Plan trust and regardless of whether the proposed business combination is consummated.

Accounting Treatment of the Business Combination

The business combination will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Tidewater treated as the acquirer. Under the acquisition method of accounting, Tidewater will allocate the purchase price for GulfMark to the underlying assets acquired and liabilities assumed, based on their estimated acquisition-date fair values with any excess purchase price allocated to goodwill. These estimates will be determined through established and generally accepted valuation techniques. Costs incurred in connection with the business combination will be expensed as incurred.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement, which was executed on July 15, 2018. The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety, because it is the legal document that governs the business combination.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about Tidewater, GulfMark, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in GulfMark’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Tidewater or GulfMark, as applicable, contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Tidewater and GulfMark were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Tidewater and GulfMark in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the business combination if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Tidewater and GulfMark delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Investors should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Tidewater, GulfMark, or any of their respective subsidiaries or affiliates.

The Business Combination

Pursuant to the merger agreement, Tidewater will acquire GulfMark. The merger agreement provides that, upon the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL, at the effective time, Merger Sub 1 will merge with and into GulfMark in the first merger. As a result of the first merger, the separate corporate existence of Merger Sub 1 will cease, and GulfMark will continue as the surviving corporation and a wholly-owned subsidiary of Tidewater.

Immediately following the effective time of the first merger, upon the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act, the surviving corporation from the first merger will be merged with and into Merger Sub 2 in the second merger. As a result of the second merger, the separate corporate existence of the surviving corporation will cease, and Merger Sub 2 will continue as the surviving company and a wholly-owned subsidiary of Tidewater.

The mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of Code.

Closing and Effective Time of the First Merger

Unless otherwise mutually agreed to in writing between Tidewater and GulfMark, the closing of the business combination will take place on the date that is the later of (i) the third business day following the day on which the last to be satisfied or waived of the conditions to completion of the business combination, described in the section entitled “The Merger Agreement—Conditions to the Completion of the Business Combination” beginning on page 148, has been satisfied or waived (other than those conditions which by their nature are to be satisfied at or immediately prior to the closing of the business combination, but subject to the fulfillment or waiver of those conditions), and (ii) January 3, 2019, so long as the last to be satisfied or waived of the conditions to completion of the business combination has been satisfied or waived (other than those conditions which by their nature are to be satisfied at or immediately prior to the closing of the business combination, but subject to the fulfillment or waiver of those conditions). If the closing conditions are satisfied prior to January 3, 2019, but there is an extension event (as defined below), the parties have agreed to postpone the closing until the earlier of one business day after there is no extension event and January 3, 2019. If, on January 3, 2019, the closing conditions are not satisfied or waived, then the closing will occur on the third business day following the satisfaction or waiver of all the closing conditions, subject to the parties right to terminate for failure to close by the end date. The January 3, 2019 date is the date on which certain restrictions in Tidewater’s Indenture (as defined in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—New Secured Notes” beginning on page 251) will allow Tidewater to incur permitted investments up to an aggregate of $150 million. The merger agreement defines the “extension event” as the determination, made in good faith by Tidewater and GulfMark acting reasonably, that the amount of the cash and cash equivalents held by GulfMark and its subsidiaries, and which GulfMark is not prohibited (by law or contract) from applying to repay the GulfMark credit facility, plus the amount of cash and cash equivalents that Tidewater is permitted to expend under Tidewater’s Indenture, does not exceed the aggregate amount required for GulfMark to pay all amounts due or that will become due under the GulfMark credit facility in connection with the completion of the first merger, a demand by the lenders under the GulfMark credit facility or an election to repay all amounts due or that will become due under the GulfMark credit facility.

Assuming timely satisfaction of the necessary closing conditions, the parties currently expect the closing to occur in the fourth quarter of 2018. The first merger will become effective at the time when the certificate of merger for the first merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as Tidewater and GulfMark may agree in writing and specify in the certificate of merger for the first merger. Immediately following the effective time of the first merger, the second merger will become effective at the time when the certificate of merger for the second merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as Tidewater and the surviving corporation may agree in writing and specify in the certificate of merger for the second merger.

Merger Consideration

As a result of the first merger, each share of GulfMark common stock issued and outstanding immediately prior to the effective time of the first merger, including any shares of GulfMark common stock that are held, directly or indirectly, by any subsidiary of GulfMark, will be converted into the merger consideration of 1.100 shares of Tidewater common stock. All shares of GulfMark common stock that are held in GulfMark’s treasury or held, directly or indirectly, by Tidewater or any Tidewater subsidiary immediately prior to the effective time of the first merger, will be cancelled and cease to exist and no consideration will be paid in respect thereof. Each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the effective time of the first merger will be converted into one fully paid, validly issued and nonassessable share of common stock of the surviving company.

Treatment of GulfMark Warrants and RSUs

Treatment of GulfMark Warrants

At the effective time of the first merger, each GulfMark warrant that is outstanding will be converted automatically into a warrant representing a right to acquire Tidewater common stock (but subject to the limitations set forth in the Tidewater certificate of incorporation in order to comply with the Jones Act), on substantially the same terms and conditions as applied to such warrant immediately prior to the effective time of the first merger, except that: (i) the number of shares of Tidewater common stock subject to each such warrant shall be determined by multiplying: (A) the number of shares of GulfMark common stock that were subject to such warrant immediately prior to the effective time of the first merger; by (B) the exchange ratio, rounding the resulting number down to the nearest whole number, with any fractional share of Tidewater common stock resulting from such rounding converted into a right to receive a cash payment (rounded up to the nearest whole cent) determined by multiplying such fractional share of Tidewater common stock by the closing price of a share of Tidewater common stock on the NYSE on the trading day immediately prior to the effective time of the first merger (after aggregating all fractional shares of Tidewater common stock issuable to such holder); and (ii) the strike price shall not be modified. Converted warrants continue to be governed by the same warrant agreements that were in effect immediately prior to the effective time of the first merger, provided that the ability to exercise such converted warrants is subject to foreign ownership limitations in the Tidewater certificate of incorporation that ensure compliance with the Jones Act.

Treatment of GulfMark RSUs

At the effective time of the first merger, each GulfMark RSU, will, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in GulfMark common stock and be converted into a substantially similar award for, or with respect to, Tidewater shares of common stock, and the number of shares of Tidewater common stock subject to each such award will be equal to the product of the number of shares of GulfMark common stock subject to such GulfMark RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio, rounded down to the nearest whole number. Following the effective time of the first merger, each such award will remain subject to the vesting and other conditions as were applicable to such award immediately prior to the effective time of the first merger (except where a vesting schedule is accelerated or the terms and conditions are otherwise affected as a result of the first merger). Any fraction of a share of Tidewater common stock resulting from the rounding in determining the number of shares of Tidewater common stock subject to such replacement award will be converted into a right to receive a cash payment (rounded up to the nearest whole cent) determined by multiplying such fractional share of Tidewater common stock by the average closing price of a share of Tidewater common stock on the NYSE for the 10 most recent trading days that Tidewater common stock has traded ending on the trading day one day prior to the closing date of the first merger.

No Fractional Shares

No fractional shares of Tidewater common stock will be issued in connection with the first merger, and no certificates or scrip for any fractional shares will be issued. Any holder of GulfMark common stock who would otherwise be entitled to receive a fraction of a share of Tidewater common stock (after aggregating all fractional shares of Tidewater common stock issuable to such holder) will, instead of receiving the fraction of a share and upon surrendering the holder’s GulfMark stock certificate or the cancellation of the holder’s book entry shares of GulfMark common stock, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying the fractional share of Tidewater common stock by the average closing price of a share of Tidewater common stock on the NYSE for the 10 trading days ending on the trading day that is one day prior to the closing date of the first merger.

Conversion of Shares; Exchange of Certificates

Prior to the effective time of the first merger, Tidewater will deposit with the exchange agent, Computershare, certificates representing the shares of Tidewater common stock necessary to effect the business combination and cash sufficient to make payments in lieu of fractional shares. The shares of Tidewater common stock and cash amounts deposited with the exchange agent, together with any dividends or distributions received by the exchange agent with respect to the shares of Tidewater common stock, constitute the exchange fund (the “exchange fund”). As soon as practicable after the effective time of the first merger, the exchange agent will mail transmittal materials (including a letter of transmittal and instructions for use in effecting the surrender of GulfMark stock certificates or cancellation of book entry shares of GulfMark common stock) to holders of record of stock certificates or book entry shares of GulfMark common stock.

Upon surrender of a GulfMark stock certificate to the exchange agent or cancellation of book entry shares of GulfMark common stock for exchange, together with a duly executed letter of transmittal, which includes a certification by the holder of such stock certificate or book entry shares of their status as a U.S. citizen, and such other documents as may be reasonably required by the exchange agent or Tidewater: (i) the holder of the GulfMark stock certificate or book entry shares will be entitled to receive in exchange therefor the number of whole shares of Tidewater common stock that such holder has the right to receive pursuant to the merger agreement (and cash in lieu of any fractional shares and any dividends or other distributions), and (ii) the GulfMark stock certificate or book entry share so surrendered will be cancelled. Until surrendered or cancelled, each GulfMark stock certificate or book entry share will be deemed, from and after the effective time of the first merger, to represent only the right to receive shares of Tidewater common stock pursuant to the merger agreement (and cash in lieu of any fractional shares and any dividends or other distributions). In the event of a transfer of ownership of GulfMark common stock which is not registered in the transfer records of GulfMark, shares of Tidewater common stock may be issued to a person other than the person in whose name the GulfMark stock certificate or book entry shares, as applicable, so surrendered are registered, if such GulfMark stock certificates or book entry shares of GulfMark common stock, as applicable, so surrendered are registered, are properly endorsed or are otherwise in proper form and with proper evidence for transfer and the person requesting such issuance pays any transfer, stamp or other similar taxes required by reason of the issuance of shares of Tidewater common stock to a person other than the registered holder of such GulfMark stock certificates or book entry shares, or establishes to the satisfaction of Tidewater that such tax has been paid or is not applicable. If any GulfMark common stock certificate shall have been lost, stolen or destroyed, Tidewater may, in its reasonable discretion and as a condition to the issuance of any shares of Tidewater common stock, require the owner of such lost, stolen or destroyed GulfMark stock certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Tidewater may reasonably direct) as indemnity against any claim that may be made against the exchange agent, Tidewater or the surviving corporation with respect to such GulfMark stock certificate.

No dividends or other distributions declared or made with respect to Tidewater common stock with a record date after the effective time of the first merger shall be paid or otherwise delivered to the holder of any unsurrendered GulfMark stock certificate or book entry share with respect to the shares of Tidewater common stock that such holder has the right to receive in the first merger until the later to occur of: (i) the date on which the holder surrenders such GulfMark stock certificate or book entry share in accordance with the merger agreement; and (ii) the payment date for such dividend or distribution with respect to Tidewater common stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

Termination of the Exchange Fund

Any portion of the exchange fund that remains undistributed to holders of GulfMark stock certificates or book entry shares as of the date that is six months after the date on which the first merger becomes effective shall be delivered to Tidewater upon demand. Any holders of GulfMark stock certificates or book entry shares who have not yet surrendered their GulfMark stock certificates or book entry shares in accordance with the merger agreement shall thereafter look only to Tidewater for, and be entitled to receive from Tidewater, shares of Tidewater common stock that such holder has the right to receive pursuant to the merger agreement, cash in lieu of fractional shares and any dividends or distributions with respect to shares of Tidewater common stock.

Neither Tidewater nor the surviving corporation will be liable to any holder or former holder of GulfMark common stock or to any other person with respect to any shares of Tidewater common stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar legal requirement.

Lost, Stolen or Destroyed Share Certificates

If a certificate for shares of GulfMark common stock has been lost, stolen or destroyed, then, before a GulfMark stockholder will be entitled to receive the merger consideration (and/or cash in lieu of fractional shares, as contemplated by the merger agreement), such holder will need to make an affidavit of that fact and, if requested by Tidewater, post a bond (in such amount as is customary and upon such terms as may be required by Tidewater) as indemnity against any claim that may be made against Tidewater, the exchange agent or any of Tidewater’s subsidiaries with respect to such certificate.

Adjustments to Prevent Dilution

In the event that, prior to the effective time of the first merger, either Tidewater or GulfMark changes the number of shares of Tidewater common stock (or securities convertible or exchangeable into or exercisable for Tidewater common stock) or GulfMark common stock (or securities convertible or exchangeable into or exercisable for GulfMark common stock), as the case may be, issued and outstanding, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, reorganization or another similar transaction, or a record date with respect to such event shall occur during such period, then the exchange ratio will be adjusted to the extent appropriate to provide the same economic effect contemplated by the merger agreement prior to such action.

Organizational Documents; Directors, Managers and Officers; NYSE MKT Delisting

Organizational Documents

At the effective time of the first merger, the certificate of incorporation of the surviving corporation and bylaws of Merger Sub 1 in effect immediately prior to the effective time of the first merger will be the certificate of incorporation and bylaws of the surviving corporation from and after the effective time of the first merger, until thereafter amended as provided therein or by applicable law.

The certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the effective time of the second merger will be the certificate of formation and limited liability company agreement of the surviving company from and after the effective time of the second merger until thereafter as provided therein or by applicable law.

Directors, Managers and Officers

The directors of Merger Sub 1 immediately prior to the effective time of the first merger will become the directors of the surviving corporation; and (ii) the officers of Merger Sub 1 immediately prior to the effective time of the first merger shall be the officers of the surviving corporation.

From and after the effective time of the second merger, until their successors are duly elected or appointed and qualified in accordance with applicable law: (i) the managers of Merger Sub 2 immediately prior to the effective time of the second merger shall be the managers of the surviving company; and (ii) the officers of the surviving corporation immediately prior to the effective time of the second merger shall be the officers of the surviving company.

NYSE MKT Delisting

As promptly as practicable following the completion of the first merger, GulfMark common stock will be delisted from the NYSE MKT, deregistered under the Exchange Act and cease to be publicly traded.

Withholdings

Tidewater, the surviving corporation, the surviving company and the exchange agent are entitled to deduct and withhold from any consideration otherwise payable to any holder of GulfMark common stock, GulfMark warrants or GulfMark RSUs under the merger agreement such amounts as are required to be deducted and withheld with respect to the payment of the merger consideration, as applicable, or the making of such payment under the Code, or under any provision of state, local or foreign tax law and are entitled to make any required reporting regarding such payment to the appropriate taxing authority. Any amount deducted or withheld under the merger agreement, and paid over to the appropriate taxing authority, will be treated as having been paid to the holder of GulfMark common stock, GulfMark warrants or GulfMark RSUs in respect of which such deduction or withholding was made.

Directors of Tidewater at Closing

Upon consummation of the first merger, Tidewater will cause the size of the Tidewater Board to be increased from seven to ten directors, to be comprised of the following directors, effective as of the effective time of the first merger:

•

seven directors selected by Tidewater, who initially will be John T. Rynd, Thomas R. Bates, Jr., Alan J. Carr, Randee E. Day, Dick Fagerstal, Steven L. Newman and Larry T. Rigdon (all seven members of the current Tidewater Board); and

•	three directors selected by GulfMark, who initially will be Louis Raspino, Robert Tamburrino, and Kenneth Traub.

Tidewater has agreed to cause each of the GulfMark designated directors to be included in the slate of nominees recommended by the Tidewater Board to the Tidewater stockholders for election as directors at the next annual meeting of Tidewater stockholders to occur following the effective time of the first merger and has further agreed to use no less rigorous efforts to solicit proxies in favor of the GulfMark designated directors than the manner in which Tidewater supports all other nominees proposed by the Tidewater Board at such meeting. However, if following the completion of the business combination, (i) the Tidewater Board determines in good faith that including a GulfMark designated director in the slate of nominees for election as a director at the next annual meeting would be a breach of its fiduciary duties under applicable legal requirement, or (ii) any GulfMark designated director resigns or is unable to serve for any other reason prior to the first anniversary following the next annual meeting (each such GulfMark designated director defined as a “removed designee”), then, in each such case, the remaining GulfMark designated directors will select a replacement for such removed designee that is reasonably satisfactory to the Tidewater Board.

As of the effective time of the first merger, the Tidewater bylaws will be amended as necessary to provide for the foregoing commitments. Such provision may not be amended prior to the first anniversary of the first annual meeting of Tidewater stockholders following the completion of the business combination without the affirmative vote of at least 85% of the Tidewater Board.

No Appraisal Rights

Under the DGCL, because the merger consideration is in the form of a stock for stock exchange, no appraisal rights are available to the holders of GulfMark common stock in connection with the business combination.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Tidewater or GulfMark that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in forms, statements, certifications, reports or other documents filed with or furnished to the SEC by Tidewater or GulfMark as applicable, following July 31, 2017 and November 15, 2017 for Tidewater and GulfMark, respectively, and prior to July 15, 2018 or in the disclosure schedules delivered by Tidewater and GulfMark to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, ownership of subsidiaries, good standing and qualification to do business;

•	that each party has made available copies of its organizational documents;

•	capitalization, including regarding:

•	the number of shares of common stock, preferred stock and/or other capital stock of Tidewater (or as applicable, GulfMark) issued, outstanding and/or reserved for issuance;

•

the number of outstanding warrants with the number of shares of common stock subject to the warrants and the related expiration date, and the number of outstanding GulfMark RSUs and Tidewater RSUs with the number of shares subject to GulfMark RSUs or Tidewater RSUs, as applicable, the grant dates and the vesting schedule;

•

the absence of (i) preemptive rights, rights of repurchase or forfeiture or any similar rights, or rights of first refusal in favor of Tidewater (or as applicable, GulfMark), (ii) any company contract relating to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, any shares of Tidewater (or as applicable, GulfMark) common stock or any securities of any significant subsidiary of Tidewater (or as applicable, GulfMark) or any Tidewater subsidiary (or as applicable, GulfMark subsidiary), and (iii) any obligation, or contract pursuant to which Tidewater (or as applicable, GulfMark) may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Tidewater (or as applicable, GulfMark) common stock or other securities;

•	the absence of Tidewater (or as applicable, GulfMark) restricted stock on July 12, 2018;

•

the absence of: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) granted or issued by Tidewater or its subsidiaries (or as applicable, GulfMark and its subsidiaries) to acquire any shares of the capital stock or other securities of any of Tidewater or its subsidiaries (or as applicable, GulfMark and its subsidiaries); (ii) outstanding security, instrument or obligation of Tidewater or its subsidiaries (or as applicable, GulfMark and its subsidiaries) that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Tidewater or its subsidiaries (or as applicable, GulfMark and its subsidiaries); (iii) outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights or equity-based awards issued by Tidewater or its subsidiaries (or as applicable, GulfMark and its subsidiaries) with respect to Tidewater or its subsidiaries (or as applicable, GulfMark and its subsidiaries); or (iv) a stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or contract under which Tidewater or its subsidiaries (or as applicable, GulfMark or its subsidiaries) is or may become obligated to sell or issue any shares of its capital stock or any other securities;

•	the issuance of shares in compliance with applicable securities laws, legal requirements, and applicable contracts; and

•

the outstanding shares of Tidewater and its subsidiaries (or as applicable, GulfMark and its subsidiaries) being duly authorized and validly issued, fully paid, and, in the case of Tidewater’s subsidiaries (or as applicable, GulfMark’s subsidiaries), nonassessable, and free of preemptive rights and beneficially owned and of record by Tidewater (or as applicable, GulfMark).

•	filings with the SEC since July 31, 2017, with respect to Tidewater, and November 15, 2017, with respect to GulfMark, and the financial statements included therein;

•	compliance with the NYSE and NYSE MKT rules and regulations;

•	compliance with disclosure controls and procedures required under the Exchange Act and the Sarbanes-Oxley Act of 2002;

•

the conduct of business in the ordinary course consistent with past practice since December 31, 2017, and the absence since December 31, 2017 of a Tidewater material adverse effect (or, as applicable, a GulfMark material adverse effect), as defined below;

•	title to assets;

•	real and personal property matters;

•	intellectual property matters;

•	certain material contracts;

•	the absence of certain undisclosed liabilities;

•	compliance with applicable legal requirements and the absence of governmental investigations;

•	compliance with anti-corruption laws;

•	compliance with governmental authorizations, including holding material governmental authorizations necessary to conduct business as currently conducted or as proposed to be conducted;

•	tax matters;

•	employee benefit plan and labor matters;

•	environmental matters;

•	insurance;

•	the absence of certain legal proceedings, investigations and governmental orders against Tidewater and its subsidiaries (or as applicable, against GulfMark and its subsidiaries);

•

corporate authority and approval relating to the execution, delivery and performance of the merger agreement, including regarding the approval by the boards of Tidewater and GulfMark of the merger agreement and the transactions contemplated by the merger agreement;

•	the vote required to adopt the merger agreement with respect to GulfMark and to approve the share issuance with respect to Tidewater;

•	the inapplicability of anti-takeover laws;

•	the absence of ownership of Tidewater (or as applicable, GulfMark) common stock by GulfMark or its subsidiaries (or as applicable, Tidewater or its subsidiaries);

•	the absence of a breach or violation of, or default under Tidewater’s (or as applicable, GulfMark’s) organizational documents as a result of entering into and performing the merger agreement;

•

the absence of any change in the rights or obligations under contracts to which Tidewater (or as applicable, GulfMark) or any of its subsidiaries (or as applicable, GulfMark’s subsidiaries) is subject as a result of its entering into and performing under the merger agreement;

•

governmental notices, reports, filings, consents, registrations, approval, permits and authorizations required in connection with the execution and performance of the merger agreement and the voting agreement and the completion of the business combination;

•	receipt by Tidewater (or as applicable, GulfMark) of a fairness opinion from its financial advisor regarding the fairness of the exchange ratio;

•	the absence of any undisclosed broker’s or finder’s fees;

•	compliance with the disclosure requirements for the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus; and

•	the absence of any other representations or warranties other than the representations and warranties stated in the merger agreement.

The merger agreement also contains additional representations and warranties by GulfMark relating to leased real property.

Many of the representations and warranties contained in the merger agreement are qualified by a “Tidewater material adverse effect” or a “GulfMark material adverse effect” standard (that is, they would not be deemed untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, has had or would reasonably be expected to have, as applicable, a Tidewater material adverse effect on Tidewater or a GulfMark material adverse effect on GulfMark) and/or by a general materiality standard or by a knowledge standard.

Definition of Material Adverse Effect

A “Tidewater material adverse effect” or a “GulfMark material adverse effect,” as applicable, means any effect, change, claim, event or circumstance that, considered together with all other effects, changes, claims, events or circumstances, has or would reasonably be expected to have a materially adverse effect on (i) the ability of Tidewater (with respect to the definition of a Tidewater material adverse effect) or GulfMark (with respect to the definition of a GulfMark material adverse effect) to consummate the business combination or perform any of its covenants or obligations under the merger agreement, or (ii) the business, financial condition or results of operations of (with respect to the definition of a Tidewater material adverse effect) Tidewater and its subsidiaries, taken as a whole, or (with respect to the definition of a GulfMark material adverse effect) GulfMark and its subsidiaries, taken as a whole, excluding, in the case of clause (ii) only, any effect to the extent resulting from any of the following:

•	changes in GAAP (or any interpretations of GAAP) applicable to Tidewater or any of its subsidiaries, or GulfMark or any of its subsidiaries, as applicable;

•

any lawsuit commenced by a stockholder of Tidewater or a stockholder of GulfMark, as applicable (in his, her or its capacity as a stockholder), directly resulting from the execution of the merger agreement or the performance of the transactions contemplated therein;

•

the loss of employees, suppliers or customers (including customer orders or contracts) directly resulting from the announcement or pendency of the merger agreement or the transactions contemplated therein;

•	seasonal fluctuations in the business of Tidewater and its subsidiaries, or GulfMark and its subsidiaries, as applicable; and

•

actions or omissions taken at the written request of GulfMark (with respect to the definition of Tidewater material adverse effect) or Tidewater (with respect to the definition of GulfMark material adverse effect) after the date of the merger agreement.

The definitions of “GulfMark material adverse effect” and “Tidewater material adverse effect” also exclude any effect to the extent resulting from any of the following, provided that such exclusions will not prevent or otherwise affect a determination that any change, event, circumstance or development underlying such matter has resulted in, or contributed to, a “GulfMark material adverse effect” or a “Tidewater material adverse effect,” as applicable:

•

any failure by (with respect to the definition of Tidewater material adverse effect) Tidewater and its subsidiaries or (with respect to the definition of GulfMark material adverse effect) GulfMark and its subsidiaries to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, for any period ending on or after the date of the merger agreement and prior to the closing; and

•

a change in the trading price or trading volume of Tidewater common stock, or the suspension of trading in or delisting of Tidewater’s securities on the NYSE, or a change in the trading price or trading volume of GulfMark common stock, or the suspension of trading in or delisting of GulfMark’s securities on the NYSE MKT.

Except to the extent that they have a disproportionate impact on (with respect to the definition of Tidewater material adverse effect) Tidewater and its subsidiaries, taken as a whole relative to other businesses in the industries and areas in which Tidewater and its subsidiaries operate, or (with respect to the definition of GulfMark material adverse effect) GulfMark and its subsidiaries, taken as a whole relative to other businesses in the industries and areas in which GulfMark and its subsidiaries operate, the following are also excluded from the definition of a “Tidewater material adverse effect” or a “GulfMark material adverse effect,” as applicable:

•	general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events); and

•	conditions generally affecting the offshore support vessel industry or the U.S. or global economy as a whole.

Interim Operations of Tidewater and GulfMark Pending the Business Combination

Under the terms of the merger agreement, each of Tidewater and GulfMark has agreed, subject to certain exceptions in the merger agreement and the disclosure schedule that each of Tidewater and GulfMark delivered to the other party in connection with the merger agreement, that, after July 15, 2018 until the earlier of the effective time of the first merger and the termination of the merger agreement, unless the other party gives its approval in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated by the merger agreement or as required by applicable law:

•	the business of Tidewater (or as applicable, GulfMark) and its subsidiaries will be conducted in the ordinary course and in all material respects consistent with past practices; and

•

Tidewater (or as applicable, GulfMark) will use commercially reasonable efforts to attempt to ensure that each of Tidewater and its subsidiaries (or as applicable, GulfMark and its subsidiaries) preserves the material components of its organizations intact, keeps available the services of its current executive officers and key employees holding a position of managing director or higher for GulfMark and director or higher for Tidewater, and maintains its relations and goodwill with all material suppliers, material customers, material licensors and governmental bodies.

In addition, GulfMark has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure schedule it delivered to Tidewater in connection with the merger agreement, that, from July 15, 2018 until the earlier of the effective time of the first merger and the termination of the merger agreement, except as otherwise expressly contemplated by the merger agreement or required by applicable law, or as approved by Tidewater in writing (such approval not to be unreasonably withheld, conditioned or delayed), GulfMark will not, and will not permit its subsidiaries to do the following, among other things:

•	amend or waive, or permit the adoption or waiver of, any amendment to GulfMark’s certificate of incorporation or bylaws or other charter or organizational documents;

•

except as otherwise permitted in the merger agreement, acquire, lease or license any right or other asset from any other person, sell or otherwise dispose of, or lease or license, any right or other asset to any other person, with certain exceptions (including for assets acquired, leased, licensed, sold or disposed of in the ordinary course of business consistent with past practices or that are, in the aggregate, immaterial to the business of GulfMark and its subsidiaries);

•

(i) acquire any equity interest in any other entity other than (a) such acquisition(s) for which consideration paid (including assumption of liabilities), individually or in the aggregate, does not exceed $250,000; (b) capital expenditures permitted under the merger agreement during the pre-closing period and (c) transactions between any wholly-owned GulfMark entities; (ii) except in the ordinary course of business and consistent with past practices, form any subsidiary; or (iii) effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

•

make any capital expenditure, incur regulatory dry dock and related expenses deferred in accordance with GulfMark’s current accounting policies or make investments other than (i) capital expenditures, deferred dry dock and related expenses and investments provided for in the GulfMark’s 2018 budget or otherwise not exceeding $5,000,000 in the aggregate from July 15, 2018 through December 31, 2018, (ii) capital expenditures, deferred dry dock and related expenses and investments provided for in GulfMark’s 2019 budget provided to Tidewater when approved by the GulfMark Board not to exceed $3,500,000 in the aggregate, and (iii) additional capital expenditures, deferred dry dock and related expenses and investments approved by the GulfMark Board and related to the return to active service of currently stacked or otherwise idle vessels not to exceed $5,000,000 in the aggregate;

•

make any loans (with certain exceptions for trade creditors, intercompany indebtedness, and routine travel and business expense advances), forgive any loans to any employees, officers or directors of GulfMark or any of its subsidiaries, or, except in the ordinary course of business and consistent with past practices, incur or guarantee any indebtedness for borrowed money in an aggregate principal amount exceeding $2,000,000 in the aggregate;

•

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, subject to certain exceptions, including (A) dividends or distributions by a direct or indirect wholly-owned subsidiary of GulfMark to GulfMark or any direct or indirect wholly-owned subsidiary of GulfMark to the extent consistent with past practice, (B) dividends or distributions required under the applicable organizational documents of the applicable GulfMark entity in effect on July 15, 2018, or (C) redemptions or acquisitions of securities tendered by holders of GulfMark RSUs in order to satisfy the obligations to pay the exercise price and/or tax withholding obligations with respect thereto, or (ii) enter into any stockholder rights plan;

•

sell, issue, grant, or authorize the sale, issuance or grant of shares of any capital stock or other security or instrument convertible into or exchangeable for any capital stock or other security, or any option, call, warrant or right of any kind to acquire any shares of such capital stock or such convertible or exchangeable security, subject to certain exceptions, including in connection with issuances of GulfMark common stock upon the exercise, settlement or conversion of any GulfMark RSUs or GulfMark warrants, and issuances of GulfMark RSUs in the ordinary course of business and consistent with past practices (and the issuance of shares of GulfMark common stock upon the settlement thereof), with certain restrictions;

•

amend or waive any of its rights under, or accelerate the vesting under, any provision of any GulfMark equity plan or any provision of any agreement evidencing any outstanding GulfMark RSU, or otherwise modify any of the terms of any outstanding GulfMark RSU, warrant or other security or any related contract, other than any acceleration of vesting that is contemplated in any GulfMark equity plan or employee agreement in effect as of July 15, 2018;

•

other than in the ordinary course of business and consistent with past practices: (i) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract that if entered into prior to July 15, 2018 would be deemed a material contract; or (ii) materially amend, terminate, or waive any material right or remedy under, any material contract;

•

sell, assign, transfer, license, sublicense, covenant not to sue or assert with respect to, or otherwise dispose of, any material intellectual property or intellectual property rights (other than non-exclusive licenses or non-exclusive sublicenses of intellectual property or intellectual property rights granted by GulfMark or any of its subsidiaries to any person, in each case in the ordinary course of business) or abandon, cancel or permit to lapse or expire any material intellectual property rights (except for any issuances, registrations or applications that GulfMark or any of its subsidiaries have allowed to be abandoned or cancelled, or permitted to lapse or expire, in their reasonable business judgment);

•

make any pledge of any of its material assets or permit any of its material assets to become subject to any encumbrances, except for encumbrances: (i) that are required by or automatically effected by contracts in place as of July 15, 2018; (ii) that do not materially detract from the value of such assets; or (iii) that do not materially impair the operations of GulfMark or any of its subsidiaries;

•

materially increase the value of benefits under any GulfMark employee plan or under any employee agreement with any executive officer of GulfMark, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation) or remuneration payable to, or adopt or agree to any retention arrangements with or for the benefit of, any of its directors or any of its officers or other employees, with certain exceptions (including reasonable wage and salary increases and bonus payments, commission and profit sharing payments, and entering into offer letters or employment agreements with new employees, each in the ordinary course of business and in accordance with past practices);

•

hire any employee at the level of Vice President or above or with an annual base salary in excess of $200,000, promote any employee to the level of Vice President or above (except in order to fill a position vacated after July 15, 2018), or terminate any employee at the level of Vice President or above without cause;

•

other than in the ordinary course of business and consistent with past practices or as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in effect at December 31, 2017 in any respect;

•

make, change or rescind any material tax election, change any annual tax accounting period or adopt or change any method of tax accounting, in each case, relating to a material amount of tax, settle or compromise any claim relating to a material amount of taxes, file any material amended tax return, surrender any claim for a refund of a material amount of taxes or file any material tax return other than one prepared in accordance with past practice;

•

commence any legal proceeding, except with respect to: (i) routine matters in the ordinary course of business and consistent with past practices; (ii) in such cases where GulfMark reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided, that GulfMark consults with Tidewater and considers the views and comments of Tidewater with respect to such legal proceedings prior to commencement thereof); or (iii) in connection with a breach of the merger agreement or the voting agreement;

•

settle, or offer or propose to settle, any legal proceeding involving or against GulfMark or any of its subsidiaries that was commenced by a governmental body; or that was commenced by a person other than a governmental body, other than any legal proceeding or material claim addressed by the stockholder litigation provisions of the merger agreement except pursuant to a settlement: (A) that results solely in monetary obligation involving payment by GulfMark or its subsidiaries of up to the amount specifically reserved in accordance with GAAP with respect to such legal proceedings or claim on the GulfMark balance sheet; or (B) in an amount in excess of such reserves, if any, of not more than $150,000 for individual settlements and $500,000 in the aggregate for all settlements during the period between July 15, 2018 and closing;

•

enter into any contract covering any company employee, or make any payment to any company employee (other than as required by a contract in effect on July 15, 2018), that in either case, considered individually or considered collectively with any other such contracts or payments, will, or would reasonably be expected to, give rise to an “excess parachute payment” within the meaning of Section 280G(b)(2) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code;

•

take any action that would reasonably be expected to cause the mergers to fail to qualify as a “reorganization” under Section 368(a) of the Code or fail to take any commercially reasonable action necessary to cause the mergers to so qualify;

•

convene any special meeting (or any adjournment or postponement thereof) of the GulfMark stockholders other than the GulfMark special meeting or any special meeting requested by holders of ten percent or more of the total voting power of all the shares of GulfMark;

•

except as required by existing GulfMark employee plans or by applicable legal requirements, recognize any union or enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other contract with any labor organization;

•	enter into any new line of business, or discontinue or shut down any material line of business or division;

•	enter into or amend any agreement with any holder of GulfMark common stock with respect to holding, voting or disposing of shares of GulfMark common stock;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization;

•	in the case of a subsidiary of GulfMark, acquire any shares of GulfMark common stock;

•	amend any of the GulfMark financial advisor agreements;

•	enter into any transaction that would be required to be reported by GulfMark pursuant to Item 404 of Regulation S-K promulgated by the SEC; or

•	agree or commit to do any of the above.

In addition, Tidewater has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure schedule it delivered to GulfMark in connection with the merger agreement, that, from July 15, 2018 until the earlier of the completion of the first merger and the termination of the merger agreement, except as otherwise expressly contemplated by the merger agreement or required by applicable law, or as approved by GulfMark in writing (such approval not to be unreasonably withheld, conditioned or delayed), Tidewater will not, among other things:

•

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, subject to certain exceptions, including (A) dividends or distributions by a direct or indirect wholly-owned subsidiary of Tidewater to Tidewater or any direct or indirect wholly-owned subsidiary of Tidewater to the extent consistent with past practice, (B) dividends or distributions required under the applicable organizational documents of the applicable Tidewater entity in effect on July 15, 2018, or (C) redemptions or acquisitions of securities tendered by holders of Tidewater stock-based awards in order to satisfy the obligations to pay the exercise price and/or tax withholding obligations with respect thereto, or (ii) enter into any stockholder rights plan;

•

sell, issue, grant, or authorize the sale, issuance or grant of shares of any capital stock or other security or instrument convertible into or exchangeable for any capital stock or other security, or any option, call, warrant or right of any kind to acquire any shares of such capital stock or such convertible or exchangeable security, subject to certain exceptions, including in connection with issuances of Tidewater common stock upon the exercise, settlement or conversion of any securities convertible or exchangeable into Tidewater common stock, and issuances of awards under the Tidewater employee plan in the ordinary course of business and consistent with past practices (and the issuance of shares of Tidewater common stock upon the settlement thereof), with certain restrictions;

•

amend or waive any of its rights under, or accelerate the vesting under, any provision of any Tidewater equity plan or any provision of any agreement evidencing any outstanding Tidewater stock-based award, or otherwise modify any of the terms of any outstanding Tidewater stock-based award, warrant or other security or any related contract, other than any acceleration of vesting that is contemplated in any Tidewater equity plan or Tidewater employee plan in effect as of the date hereof;

•

except as otherwise contemplated by the provisions of the merger agreement related to the amendment of the Tidewater bylaws, amend or waive, or permit the adoption or waiver of, any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•

sell or otherwise dispose of, or lease or license, any right or other asset to any other person (except in each case for assets: (i) sold, leased, licensed or disposed of by Tidewater in the ordinary course of business and consistent with past practices; or (ii) that are, in the aggregate, immaterial to the business of Tidewater and its subsidiaries);

•

take any action that would reasonably be expected to cause the mergers to fail to qualify as a “reorganization” under Section 368(a) of the Code or fail to take any commercially reasonable action necessary to cause the mergers to so qualify;

•	convene any special meeting (or any adjournment or postponement thereof) of Tidewater’s stockholders other than the Tidewater special meeting;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization;

•	enter into or amend any agreement with any holder of Tidewater common stock with respect to holding, voting or disposing of shares of Tidewater common stock;

•	amend any of the Tidewater financial advisor agreements;

•	enter into any transaction that would be required to be reported by Tidewater pursuant to Item 404 of Regulation S-K promulgated by the SEC; or

•	agree or commit to do any of the above.

Agreement by both Tidewater and GulfMark not to solicit other Acquisition Proposals

Non-Solicitation

The merger agreement contains detailed provisions outlining the circumstances in which Tidewater and GulfMark may respond to acquisition proposals (as defined below) received from third parties. Under these provisions, each of Tidewater and GulfMark has agreed that it will not and will cause its subsidiaries and the respective officers, directors, financial advisers, attorneys and accountants of it and its subsidiaries to not, and that it will use its reasonable best efforts to ensure that the other representatives of it and its subsidiaries do not, in each case, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry (each as described below);

•

furnish any non-public information to any third party regarding, or afford any third party access to, the business, properties, assets, books or records of Tidewater or GulfMark, as applicable, in connection with or in response to an acquisition proposal or an acquisition inquiry;

•

engage in discussions (except to disclose to a third party the existence of the restrictions imposed under the non-solicitation provision) or negotiations with any third party relating to any acquisition proposal with respect to Tidewater or GulfMark, as applicable, or acquisition inquiry with respect to Tidewater or GulfMark, as applicable;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry or any person or group becoming an “interested stockholder” under Section 203 of the DGCL; or

•

enter into any letter of intent or similar document or any contract (other than a confidentiality agreement on the terms described in the merger agreement) contemplating or otherwise relating to an acquisition transaction.

Notwithstanding the above restrictions, prior to the time that the Tidewater issuance proposal has been approved by Tidewater stockholders or prior to the time that the GulfMark merger proposal has been approved by GulfMark stockholders, as applicable, each of Tidewater and GulfMark is permitted (subject to certain conditions set forth in the merger agreement) to furnish information regarding, or afford any third party access to the business, properties, assets, books or records of any of Tidewater and its subsidiaries or GulfMark and its subsidiaries, as applicable, to, or engage in discussions and negotiations with such third party in response to an acquisition proposal that is submitted by such third party after July 15, 2018 (and not withdrawn) that the Tidewater Board or the GulfMark Board, as applicable, concludes in good faith, after consulting with its outside legal counsel and financial advisors, could reasonably be expected to result in a superior offer (as defined the section entitled “Definition of Superior Offer” and in the merger agreement) if:

•	such acquisition proposal did not result from any material breach of any of the no-shop provisions;

•

the Tidewater Board or the GulfMark Board, as applicable, concludes in good faith, after having consulted with its outside legal counsel, that the failure to take such action could reasonably be expected to constitute a breach of its fiduciary duties under applicable legal requirements;

•

at least one business day prior to furnishing any such nonpublic information or public access to, or entering into discussions or negotiations with, such third party, Tidewater or GulfMark, as applicable, gives the other party written notice of the identity of such third party and of Tidewater’s or GulfMark’s, as applicable, intention to furnish nonpublic information or access to, or enter into discussions with, such third party, and Tidewater or GulfMark, as applicable, receives from such third party an executed confidentiality agreement (which need not include any “standstill” provisions) containing (i) customary non-solicitation provisions and (ii) other provisions (including nondisclosure provisions and use restrictions) that are at least as favorable to Tidewater or GulfMark, as applicable, as the provisions of the confidentiality agreement between Tidewater and GulfMark as in effect immediately prior to the execution of the merger agreement, which confidentiality agreement must not include any provisions that would prevent or restrict Tidewater or Tidewater’s representatives or GulfMark or GulfMark’s representatives, as applicable, from providing any information to the other party to which the other party would be entitled under any provision of the merger agreement; and

•

substantially concurrently with the furnishing of any such nonpublic information to such third party, Tidewater or GulfMark, as applicable, furnishes such nonpublic information to the other party (to the extent such nonpublic information has not been previously furnished to the other party).

Each of Tidewater and GulfMark is required not to release or waive any provision of any confidentiality, non-solicitation, no hire, “standstill,” or similar contract to which Tidewater or GulfMark or any of either party’s subsidiaries is a party or under which any of the foregoing parties has any rights, and is required to use its reasonable best efforts to cause each such agreement to be enforced in accordance with its terms at the request of the other party.

Tidewater Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the Tidewater Board (or, if applicable, any committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that the Tidewater stockholders approve the Tidewater issuance proposal;

•	withdraw or modify such recommendation in a manner adverse to GulfMark;

•

fail to reaffirm its recommendation that Tidewater stockholders approve the Tidewater issuance proposal, or fail to publicly state that the first merger and the transactions contemplated by the merger agreement are in the best interest of Tidewater stockholders, within 10 business days after GulfMark reasonably requests (which requests shall be limited to no more than once every 30 days) in writing that such action be taken;

•

fail to publicly announce, within 10 business days after a tender offer or exchange offer with respect to the securities of Tidewater or any of its subsidiaries is commenced, a statement disclosing that the Tidewater Board recommends rejection of such tender or exchange offer;

•

fail to issue, within 10 business days following a request by GulfMark after an acquisition proposal is with respect to Tidewater or any of its subsidiaries is publicly announced, a press release announcing its opposition to such acquisition proposal; or

•	resolve or publicly propose to take any of the above actions.

The taking of any of the actions described in any of the bullet points above is referred to in this joint proxy statement/prospectus as a “Tidewater change in recommendation.”

Tidewater Permitted Changes of Recommendation in Connection with a Superior Offer

At any time prior to the time that the Tidewater issuance proposal has been approved by Tidewater stockholders, if Tidewater receives an unsolicited bona fide written acquisition proposal that has not been withdrawn, Tidewater may make a Tidewater change in recommendation if:

•

Tidewater has not materially breached the non-solicitation obligations or the provisions related to a Tidewater change in recommendation in connection with such acquisition proposal, in each case as set forth in the merger agreement;

•	the Tidewater Board determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) that such acquisition proposal constitutes a superior offer;

•	the Tidewater Board has complied with GulfMark’s “match rights,” as further explained below;

•

at the end of the five business day “match right” period, the superior offer has not been withdrawn and continues to constitute a superior offer (taking into account any changes to the terms of the merger agreement proposed by GulfMark as a result of the negotiations required by the “match rights”); and

•

the Tidewater Board determines in good faith, after having consulted with its outside legal counsel, that in light of such superior offer, the failure to make a Tidewater change in recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the Tidewater Board to the Tidewater stockholders under applicable law.

Prior to effecting a Tidewater change in recommendation, Tidewater is required to comply with certain “match right” obligations. Specifically, the Tidewater Board must (i) have given GulfMark five business days’ notice of its determination that such acquisition proposal constitutes a superior offer together with a written summary of the superior offer and setting forth the identity of the third party making such superior offer and all material terms and conditions of such offer in reasonable detail, and (ii) have negotiated in good faith with GulfMark (to the extent GulfMark so wished to negotiate) and have directed its financial advisors and outside legal advisors to engage in good faith negotiations with GulfMark and its representatives during that five business day period, the intent and purpose of which is to amend the merger agreement in such a manner that such acquisition proposal no longer constitutes a superior offer, so that the transactions contemplated by the merger agreement may be effected. The five business day match right period described above will be renewed for additional three business day periods each time any revisions are made to the financial or other material terms of the superior offer that is the subject of the match right obligation.

Tidewater Permitted Changes of Recommendation in Connection with an Intervening Event

In addition, at any time prior to the time that the Tidewater issuance proposal has been approved by Tidewater stockholders, if a Tidewater intervening event (as defined in the merger agreement as a “Parent Intervening Event” and summarized below) occurs, the Tidewater Board may make a Tidewater change in recommendation in response to such Tidewater intervening event provided that the following procedures are complied with. In order to effect a Tidewater change in recommendation in response to a Tidewater intervening event, the Tidewater Board must (i) have given GulfMark seven business days’ notice of such intention and have specified the material information with respect to such Tidewater intervening event, (ii) have negotiated in good faith with GulfMark (to the extent GulfMark so wished to negotiate) and have directed its financial advisors and outside legal advisors to engage in good faith negotiations with GulfMark and its representatives during that seven business day period to amend the merger agreement in such a manner that obviates the need for the Tidewater Board to effect, or cause Tidewater to effect, a Tidewater change in recommendation and (iii) following such negotiations, have determined in good faith, after having consulted with its outside legal counsel, that, in light of such Tidewater intervening event, the failure to effect a Tidewater change in recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the Tidewater Board to Tidewater’s stockholders under applicable law.

A “Tidewater intervening event” is any material development or change in circumstances that is not related to an acquisition proposal with respect to Tidewater and its subsidiaries that occurs or arises after July 15, 2018 that was not known by, or reasonably foreseeable to, the Tidewater Board as of July 15, 2018.

GulfMark Restrictions on Changes of Recommendation

Similarly, and subject to certain exceptions described below, the GulfMark Board (or, if applicable, any committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that GulfMark stockholders approve the GulfMark merger proposal;

•	withdraw or modify such recommendation in a manner adverse to Tidewater;

•

fail to reaffirm its recommendation that GulfMark stockholders approve the Tidewater issuance proposal, or fail to publicly state that the first merger and the transactions contemplated by the merger agreement are in the best interest of GulfMark stockholders, within 10 business days after Tidewater reasonably requests (which requests shall be limited to no more than once every 30 days) in writing that such action be taken;

•

fail to publicly announce, within 10 business days after a tender offer or exchange offer with respect to the securities of GulfMark or any of its subsidiaries is commenced, a statement disclosing that the GulfMark Board recommends rejection of such tender or exchange offer;

•

fail to issue, within 10 business days following a request by Tidewater after an acquisition proposal with respect to GulfMark or any of its subsidiaries is publicly announced, a press release announcing its opposition to such acquisition proposal; or

•	resolve or publicly propose to take any of the foregoing actions.

The taking of any of the actions described in any of the bullet points above is referred to as a “GulfMark change in recommendation.”

GulfMark Permitted Changes of Recommendation in Connection with a Superior Offer

At any time prior to the time that the GulfMark merger proposal has been approved by GulfMark stockholders, if GulfMark receives an unsolicited bona fide written acquisition proposal that has not been withdrawn, the GulfMark Board may make a GulfMark change in recommendation if:

•

GulfMark has not materially breached the non-solicitation obligations or the provisions related to a GulfMark change in recommendation in connection with such acquisition proposal, in each case as set forth in the merger agreement;

•	the GulfMark Board determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) that such acquisition proposal constitutes a superior offer;

•	the GulfMark Board has complied with Tidewater’s “match rights” as further explained below;

•

at the end of the five business day “match right” period, the superior offer has not been withdrawn and continues to constitute a superior offer (taking into account any changes to the terms of the merger agreement proposed by Tidewater as a result of the negotiations required by the “match rights”); and

•

the GulfMark Board determines in good faith, after having consulted with its outside legal counsel, that in light of such superior offer, the failure to make a GulfMark change in recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the GulfMark Board to the GulfMark stockholders under applicable law.

Prior to effecting a GulfMark change in recommendation, GulfMark is required to comply with certain “match right” obligations. Specifically, the GulfMark Board must (i) have given Tidewater five business days’ notice of its determination that such acquisition proposal constitutes a superior offer together with a written summary of the superior offer and setting forth the identity of the third party making such superior offer and all material terms and conditions of such offer in reasonable detail, and (ii) have negotiated in good faith with Tidewater (to the extent Tidewater so wished to negotiate) and have directed its financial advisors and outside legal advisors to engage in good faith negotiations with Tidewater and its representatives during that five business day period, the intent and purpose of which is to amend the merger agreement in such a manner that such acquisition proposal no longer constitutes a superior offer, so that the transactions contemplated by the merger agreement may be effected. The five business day match right period described above will be renewed for additional three business day periods each time any revisions are made to the financial or other material terms of the superior offer that is the subject of the match right obligation.

GulfMark Permitted Changes of Recommendation in Connection with an Intervening Event

In addition, at any time prior to the time that the GulfMark merger proposal has been approved by GulfMark stockholders, if a GulfMark intervening event (as defined in the merger agreement as a “Company Intervening Event” and summarized below) occurs, the GulfMark Board may make a GulfMark change in recommendation in response to such GulfMark intervening event provided that the following procedures are complied with. In order to effect a GulfMark change in recommendation in response to a GulfMark intervening event, the GulfMark Board must (i) have given Tidewater seven business days’ notice of such intention and have specified the material information with respect to such GulfMark intervening event, (ii) have negotiated in good faith with Tidewater (to the extent Tidewater so wished to negotiate) and have directed its financial advisors and outside legal advisors to engage in good faith negotiations with Tidewater and its representatives during that seven business day period to amend the merger agreement in such a manner that obviates the need for the GulfMark Board to effect, or cause GulfMark to effect, a GulfMark change in recommendation and (iii) following such negotiations, have determined in good faith, after having consulted with its outside legal counsel, that, in light of such GulfMark intervening event, the failure to effect a GulfMark change in recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the GulfMark Board to GulfMark’s stockholders under applicable law.

A “GulfMark intervening event” is any material development or change in circumstances that is not related to an acquisition proposal with respect to GulfMark and its subsidiaries that occurs or arises after July 15, 2018 that was not known by, or reasonably foreseeable to, the GulfMark Board as of July 15, 2018.

Certain Permitted Disclosure

Nothing in the merger agreement prevents Tidewater or GulfMark or either of their boards of directors from (i) issuing any “stop, look and listen” communication to the stockholders of either party pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (ii) taking and disclosing to the stockholders of either party a position with respect to a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 under the Exchange Act, or (iii) if required by applicable legal requirements, issuing a press release disclosing that Tidewater or GulfMark, as applicable, has received a bona fide written acquisition proposal that could reasonably be expected to result in a superior offer (if certain conditions are met), as long as they provide a copy of the applicable press release to the other party at least one business day before release of such press release; however, in the cases of (ii) and (iii) above, any such disclosure will be deemed to be a withdrawal or modification of the Tidewater Board recommendation or GulfMark Board recommendation, as applicable, if the Tidewater Board or the GulfMark Board, as applicable, fails to expressly and publicly reaffirm its recommendation in such disclosure or communication.

Definition of Acquisition Proposal

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to Tidewater and GulfMark, any bona fide offer or proposal contemplating the following:

•

any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction (i) in which such entity is a constituent corporation and which would result in a third party beneficially owning 15% or more of any class of equity or voting securities of Tidewater or GulfMark, as applicable, (ii) in which a person or group of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Tidewater or GulfMark, as applicable, or (iii) in which such entity issues securities representing more than 15% of the outstanding securities of any class of voting securities of Tidewater or GulfMark, as applicable, to one or more third parties in connection with a merger, exchange, consolidation, business combination or other similar transaction; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition (including pursuant to any merger, amalgamation, consolidation, share exchange, business combination, joint venture, liquidation, dissolution, or other similar transaction) of any business or businesses or assets of the entity or any of its subsidiaries that constitute or account for 15% or more of the consolidated net revenues or consolidated net income (measured based on the twelve months prior to the date of determination) or consolidated assets (measured based on the twelve months prior to the date of determination) of Tidewater and its subsidiaries, or GulfMark and its subsidiaries, as applicable, taken as a whole.

Definition of Acquisition Inquiry

For purposes of the merger agreement, the term “acquisition inquiry” means, with respect to Tidewater or GulfMark, an inquiry, indication of interest or request for nonpublic information that would reasonably be expected to lead to an acquisition proposal.

Definition of Superior Offer

For purposes of the merger agreement, the term “superior offer” means an unsolicited bona fide written acquisition proposal (with all references to 15% in the definition of acquisition proposal above being treated as references to 50.1% for these purposes) that the Tidewater Board or the GulfMark Board, as applicable, has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, would be more favorable to its stockholders from a financial point of view than the transaction contemplated by the merger agreement.

In determining whether an acquisition proposal is more favorable to its stockholders for purposes of the preceding paragraph, the Tidewater Board and/or GulfMark Board, as applicable, is required to take into account all relevant factors, including financing certainty, the likelihood and anticipated timing to consummate such acquisition proposal.

Notice

Under the terms of the merger agreement, each of Tidewater and GulfMark has also agreed to notify the other promptly (but in no event later than 24 hours) after receipt by it of any (i) acquisition proposal or (ii) acquisition inquiry during the period between the date of the merger agreement and the closing of the business combination. Such notice must include the identity of the person making the acquisition proposal or acquisition inquiry and the terms of such acquisition proposal or acquisition inquiry along with copies of all correspondence and other written material sent or provided to such party in connection with the acquisition proposal or acquisition inquiry. Each party receiving an acquisition proposal or an acquisition inquiry is required to keep the other party reasonably informed with respect to the status of the acquisition proposal or acquisition inquiry and the status and terms of any material modification or proposed material modification to the acquisition proposal or acquisition inquiry.

Special Meetings

Tidewater Special Meeting

Tidewater has agreed to convene and hold a meeting of its stockholders to consider and vote upon the Tidewater issuance proposal as soon as reasonably practicable, but in any event within 45 calendar days after the date upon which the Form S-4 Registration Statement is declared effective.

Tidewater may make one or more postponements or adjournments of the Tidewater special meeting:

•

to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to Tidewater stockholders within a reasonable amount of time in advance of the Tidewater special meeting,

•

to the extent necessary to ensure that there are sufficient shares of Tidewater common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Tidewater special meeting, or

•

if reasonably requested by GulfMark, to solicit additional proxies necessary to obtain the approval of the Tidewater issuance proposal from Tidewater stockholders (which requests may not be made more than twice and in each instance for a period no longer than 7 days and which request may not in any event require Tidewater to change its record date).

The Tidewater special meeting must be held even if there is a Tidewater change in recommendation unless the merger agreement is earlier terminated.

GulfMark Special Meeting

GulfMark has agreed to convene and hold a meeting of its stockholders to consider and vote upon the GulfMark merger proposal as soon as reasonably practicable, but in any event within 45 calendar days after the date upon which the Form S-4 Registration Statement is declared effective.

GulfMark may make one or more postponements or adjournments of the GulfMark special meeting:

•

to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to GulfMark stockholders within a reasonable amount of time in advance of the GulfMark special meeting,

•

to the extent necessary to ensure that there are sufficient shares of GulfMark common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the GulfMark special meeting, or

•

if reasonably requested by Tidewater, to solicit additional proxies necessary to obtain the approval of the GulfMark merger proposal from GulfMark stockholders (which requests may not be made more than twice and in each instance for a period no longer than 7 days and which request may not in any event require GulfMark to change its record date).

The GulfMark special meeting must be held even if there is a GulfMark change in recommendation unless the merger agreement is earlier terminated.

Timing of Special Meetings

Under the terms of the merger agreement, Tidewater and GulfMark are required to use their reasonable best efforts to schedule and convene the Tidewater special meeting and the GulfMark special meeting on the same day, and to establish the same record date for both the Tidewater special meeting and the GulfMark special meeting.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Reasonable Best Efforts

Tidewater and GulfMark have agreed in the merger agreement to use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the mergers and make effective the business combination, including filing, as soon as practicable after the date of the merger agreement, all notices, reports, notifications and other documents required to be filed with any governmental entity with respect to the business combination, including, if applicable, filing a notification under the HSR Act. Tidewater and GulfMark have determined that the business combination does not require filing of a notification and report under the HSR Act.

Tidewater and GulfMark have also agreed to:

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dispose of, transfer or exclusively license, or cause any of its subsidiaries to dispose of, transfer or exclusively license, any assets to any person, or to commit to (or cause any of its subsidiaries to commit to) dispose of, transfer or exclusively license any assets to any person;

•	discontinue or cause any of its subsidiaries to discontinue, or commit to (or cause any of its subsidiaries to commit to) discontinue, offering any product or service;

•

non-exclusively license or otherwise make available, or cause any of its subsidiaries to non-exclusively license or otherwise make available, to any person any technology, intellectual property or intellectual property right, or to commit to (or cause any of its subsidiaries to commit to) non-exclusively license or otherwise make available to any person any technology, intellectual property or intellectual property right;

•

hold separate or cause any of its subsidiaries to hold separate any assets or operations after the closing of the first merger, or to commit to (or cause any of its subsidiaries to commit to) hold separate any assets or operations; and

•

make or cause any of its subsidiaries to make any commitment, or to commit to (or cause any of its subsidiaries to commit to) make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of any of its subsidiaries; provided, that such actions do not have a materially adverse impact on the benefits that Tidewater expects to recognize in connection with the business combination; provided, further, that Tidewater will not be obligated to hold separate or to divest any of the material businesses, services or properties or assets of either Tidewater, on the one hand, or GulfMark, on the other hand.

Control and Information Sharing

The merger agreement gives Tidewater (i) the principal responsibility for devising and implementing the strategy with respect to seeking any actions or consents of any governmental entity with respect to the mergers and coordinating contacts with any governmental entity, where permitted; and (ii) the right to take the lead in all meetings and communications with any governmental entity in connection with obtaining any such action or consent, in either case subject to applicable law and certain consultation obligations established in the merger agreement.

In addition, subject to certain exceptions specified in the merger agreement, Tidewater and GulfMark have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement and to furnish each other, upon request, with all information concerning itself, its subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Tidewater, GulfMark, or their respective subsidiaries to any third party and/or governmental entity in connection with the mergers and other transactions contemplated by the merger agreement.

Takeover Laws

Tidewater and GulfMark have agreed in the merger agreement that if any takeover statute is or may become applicable to the mergers or the other transactions contemplated by the merger agreement, each of them and their respective boards will grant such approvals and take such actions as are necessary so that such transactions may be completed as promptly as practicable on the terms contemplated by the merger agreement and the voting agreement and otherwise act to eliminate (or to the extent elimination is not possible, to minimize) the effects of such statute or regulation on such transactions.

Employee Matters

The merger agreement provides that during the period commencing at the effective time of the first merger until the one-year anniversary of the effective time of the first merger, Tidewater will provide to each employee who is employed by GulfMark or its subsidiaries as of the effective time of the first merger (a “company employee”), for so long as the company employee remains employed by GulfMark or the surviving company during such one-year period, with base salary or wage rate and cash incentive opportunities which are, no less favorable than the base salary or wage rate and cash incentive opportunities provided to similarly situated Tidewater employees. Additionally, Tidewater will provide each company employee with severance, retirement and welfare benefits that are comparable in the aggregate to similarly situated Tidewater employees.

For purposes of vesting, eligibility to participate, benefit entitlement and level of benefits under Tidewater’s benefit plans providing benefits to any company employees after the effective time of the first merger, each company employee will be credited with his or her years of service with GulfMark and its subsidiaries immediately prior to the effective time of the first merger to the extent such service was recognized by GulfMark and its subsidiaries under any similar GulfMark benefit plan in which a company employee participated or was eligible to participate immediately prior to the effective time of the first merger, except to the extent such credit would result in a duplication of benefits. Tidewater will use commercially reasonable efforts to cause all pre-existing condition exclusions, actively-at-work requirements, exclusions and waiting periods to be waived for such company employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of GulfMark or its subsidiaries in which such company employee participated immediately prior to the effective time of the first merger. Tidewater will use commercially reasonable efforts to cause the company employee to be given credit for amounts paid prior to the effective time of the first merger during the year in which the effective time occurs under a corresponding old plan during the same period for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such company employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the new plan.

Tidewater and GulfMark will jointly determine whether to terminate GulfMark’s 401(k) plan. In the event that GulfMark is required to terminate GulfMark’s 401(k) plan, GulfMark will provide Tidewater written evidence of adoption by the GulfMark Board of resolutions authorizing such termination.

GulfMark will take all actions necessary to cause its Deferred Compensation Plan (the “GulfMark DCP”), the rabbi trust associated with the GulfMark DCP, and the GulfMark Offshore, Inc. 2015 Share Incentive Plan to be terminated prior to closing of the first merger and for all payments under these plans to be completed prior to closing of the first merger. GulfMark will deliver evidence of such termination and completion of payments to Tidewater.

Transaction Litigation

Under the terms of the merger agreement, each of Tidewater and GulfMark will give the other party the opportunity to participate in the defense and settlement of any litigation or other legal proceedings against Tidewater or GulfMark or any of its directors or officers relating to the merger agreement, the business combination, or other transactions contemplated by the merger agreement. Both Tidewater and GulfMark have agreed that neither of them will settle or offer to settle any litigation commenced against such party or its directors or officers by any stockholder of such party relating to the merger agreement, the business combination, or any other transaction contemplated by the merger agreement without the prior written consent of the other party, which may not be unreasonably withheld, conditioned or delayed. Each party is required to cooperate and use its reasonable best efforts to cause its representatives to cooperate in the defense of such litigation.

Access and Reports

Subject to certain exceptions, and upon reasonable notice, Tidewater and GulfMark have agreed to afford the other party’s representatives reasonable access to all of its and its subsidiaries’ personnel, tax and accounting advisers and assets and to all existing books, records, tax returns, work papers and other documents and information relating to it or its subsidiaries during normal business hours and upon the request of the other party, to provide each other with copies of existing books, records, tax returns work papers and other documents and information relating to it or its subsidiaries that is reasonably requested by Tidewater or GulfMark. Tidewater and GulfMark will each promptly provide the other party with copies of any material notice, material report, or other material document filed with or sent to any governmental body on behalf of itself or any of its subsidiaries in connection with the mergers or any of the other transactions contemplated by the business combination.

Subject to certain exceptions, GulfMark will, and will cause its subsidiaries to, comply with any reasonable request made by Tidewater, including reasonable advance notice, to provide any current or former officer, employee, independent contractor, consultant or director of Tidewater or any of its subsidiaries with access to any GulfMark chartered vessel, managed vessel or owned vessel and to permit such person to inspect such vessel at Tidewater’s sole expense.

Election to the Tidewater Board

Tidewater has agreed to cause each of the GulfMark designated directors to be included in the slate of nominees recommended by the Tidewater Board to the Tidewater stockholders for election as directors at the next annual meeting of Tidewater stockholders to occur following the effective time of the first merger and has further agreed to use no less rigorous efforts to solicit proxies in favor of the GulfMark designated directors than the manner in which Tidewater supports all other nominees proposed by the Tidewater Board at such meeting. However, if following the completion of the business combination, (i) the Tidewater Board determines in good faith that including a GulfMark designated director in the slate of nominees for election as a director at the next annual meeting would be a breach of its fiduciary duties under applicable legal requirement, or (ii) any GulfMark designated director resigns or is unable to serve for any other reason prior to the first anniversary following the next annual meeting (each such GulfMark designated director defined as a “removed designee”), then, in each such case, the remaining GulfMark designated directors will select a replacement for such removed designee that is reasonably satisfactory to the Tidewater Board.

As of the effective time of the first merger, the Tidewater bylaws will be amended to reflect the foregoing. Such provision may not be amended prior to the first anniversary of the first annual meeting of Tidewater stockholders following the completion of the business combination without the affirmative vote of at least 85% of the Tidewater Board.

GulfMark Debt Arrangements

From July 15, 2018 through the effective time of the first merger, at Tidewater’s written request, GulfMark is required to, and is required to cause its subsidiaries to, and is required to use its reasonable best efforts to cause its representatives to cooperate with Tidewater in connection with any steps Tidewater may, in its sole discretion, determine are necessary or desirable to take in order for Tidewater to terminate, retire, modify, convert or repay, effective at or after the effective time of the first merger, some or all amounts outstanding under or commitments issued pursuant to the GulfMark credit facility.

Tax Treatment

Based on certain representations, covenants and assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the mergers, it is the opinion of GulfMark’s counsel, Gibson, and Tidewater’s counsel, Weil, that the mergers, taken together, will constitute an integrated plan and qualify as a “reorganization,” for U.S. federal income tax purposes, within the meaning of Section 368(a) of the Code.

Conditions to the Completion of the Business Combination

Mutual Closing Conditions. Under the merger agreement, the respective obligations of Tidewater and GulfMark to consummate the business combination are subject to the satisfaction or waiver at or prior to the effective time of the first merger of the following conditions:

•

Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have been declared effective by the SEC pursuant to the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

•

Tidewater Stockholder Approval. The Tidewater issuance proposal must have been approved by the affirmative vote of a majority of the voting power present in person or by proxy at the Tidewater special meeting and entitled to vote on the proposal.

•

GulfMark Stockholder Approval. The GulfMark merger proposal must have been approved by the holders of a majority of the outstanding shares of GulfMark common stock entitled to vote thereon at the GulfMark special meeting.

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NYSE Listing. The shares of Tidewater common stock and warrants to be issued in connection with the first merger, including the Tidewater common stock to be issued upon the exercise of converted GulfMark warrants and upon vesting of converted GulfMark RSUs, must have been approved for listing (subject to notice of issuance) on the NYSE.

•	HSR Approval. If determined by the parties to be applicable to the business combination, the waiting period under the HSR Act must have expired or been terminated.

•

No Restraints. No temporary restraining order, or preliminary or permanent injunction preventing the consummation of the business combination shall have been issued and remain in effect, and there shall not be any law enacted or deemed applicable to the business combination that makes consummation of the business combination illegal.

Tidewater Closing Conditions. Under the merger agreement, the obligations of Tidewater to complete the business combination are subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of GulfMark regarding corporate authority, due authorization of the transactions contemplated by the merger agreement, advisability and fairness of the transactions contemplated by the merger agreement, and broker’s and finder’s fees must be true and correct, without regard to materiality qualifiers, in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•

the representations and warranties of GulfMark regarding the absence of any material adverse effect on GulfMark and its subsidiaries since December 31, 2017 must be true and correct in all respects as of the date of the merger agreement;

•

certain representations and warranties of GulfMark regarding aspects of its capitalization must be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), subject to de minimis exceptions;

•

the other representations and warranties of GulfMark must be true and correct, without regard to materiality, GulfMark material adverse effect (as defined in the merger agreement as “Company Material Adverse Effect” and summarized under “The Merger Agreement—Definition of Material Adverse Effect” on page 133), or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a GulfMark material adverse effect;

•	GulfMark must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing;

•

Since July 15, 2018, there shall not have occurred a GulfMark material adverse effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances then in existence, would reasonably be expected to have a GulfMark material adverse effect;

•

Tidewater must have received a certificate signed by the chief executive officer and chief financial officer of GulfMark to the effect that the foregoing closing conditions have been duly satisfied; and

•

Tidewater must have received a legal opinion of Weil (or Gibson, if Weil does not render such opinion), dated as of the closing date and addressed to Tidewater, to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

GulfMark Closing Conditions. Under the merger agreement, the obligation of GulfMark to complete the business combination is subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of Tidewater regarding corporate authority; due authorization of the transactions contemplated by the merger agreement, advisability and fairness of the transactions contemplated by the merger agreement; and broker’s and finder’s fees must be true and correct, without regard to materiality qualifiers, in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•

the representations and warranties of Tidewater regarding the absence of any material adverse effect on Tidewater and its subsidiaries since December 31, 2017 must be true and correct in all respects as of the date of the merger agreement;

•

certain representations and warranties of Tidewater regarding aspects of its capitalization must be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), subject to de minimis exceptions;

•

the other representations and warranties of Tidewater must be true and correct, without regard to materiality, Tidewater material adverse effect (as defined in the merger agreement as “Parent Material Adverse Effect” and summarized under “The Merger Agreement—Definition of Material Adverse Effect” on page 133), or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Tidewater material adverse effect;

•	Tidewater must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing;

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Since July 15, 2018, there shall not have occurred a Tidewater material adverse effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances then in existence, would reasonably be expected to have a Tidewater material adverse effect;

•

GulfMark must have received a certificate signed by the chief executive officer and chief financial officer of Tidewater to the effect that the foregoing closing conditions have been duly satisfied; and

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GulfMark must have received a legal opinion of Gibson (or Weil, if Gibson does not render such opinion), dated as of the closing date and addressed to GulfMark, to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination

Tidewater and GulfMark may terminate the merger agreement and abandon the business combination at any time prior to the effective time of the first merger by mutual written consent of Tidewater and GulfMark.

The merger agreement may also be terminated by either Tidewater or GulfMark at any time prior to the effective time of the first merger in any of the following situations:

•

the completion of the first merger does not occur by January 31, 2019 (an “end date termination event”), if the failure to consummate the business combination is not attributable to a failure on the part of the terminating party to perform any covenant or obligation in the merger agreement required to be performed by such terminating party at or prior to the effective time of the first merger, provided, that if the parties determine that the receipt of antitrust clearance is required in the United States to complete the business combination and on January 31, 2019, the waiting period for HSR approval has not been satisfied or waived or there is a challenge by a governmental body under any antitrust law in the U.S. and all other conditions to closing have been satisfied or waived, either party may extend the end date to April 30, 2019 by providing written notice to the other party;

•

the Tidewater special meeting is held and the Tidewater stockholders do not approve the Tidewater issuance proposal at such meeting or at any permitted adjournment or postponement of such meeting in accordance with the merger agreement (a “Tidewater stockholder approval termination event”);

•

the GulfMark special meeting is held and the GulfMark stockholders do not approve the GulfMark merger proposal at such meeting or at any permitted adjournment or postponement of such meeting in accordance with the merger agreement (a “GulfMark stockholder approval termination event”); or

•

any law or order permanently restraining, enjoining or otherwise prohibiting the completion of the business combination becomes final and non-appealable or if any governmental body takes any action that would have any of the foregoing effects (an “injunction termination event”).

In addition, the merger agreement may be terminated by Tidewater prior to the effective time of the first merger:

•

if prior to the approval of the GulfMark merger proposal by GulfMark stockholders: (i) the GulfMark Board fails to recommend that the GulfMark stockholders vote to adopt the merger agreement (or withdraws or modifies such recommendation in a manner adverse to Tidewater); (ii) GulfMark fails to include in this joint proxy statement/prospectus its recommendation that the GulfMark stockholders vote to adopt the merger agreement or a statement to the effect that the GulfMark Board has determined and believes that the business combination is advisable to, and in the best interests of, the GulfMark stockholders; (iii) the GulfMark Board fails to reaffirm its recommendation that the GulfMark stockholders vote to adopt the merger agreement, or fails to reaffirm its determination that the business combination is in the best interests of the GulfMark stockholders, within 10 business days after Tidewater reasonably requests in writing that such recommendation or determination be reaffirmed (which requests shall be limited to no more than once every 30 days); (iv) the GulfMark Board approves, endorses or recommends an acquisition proposal; (v) GulfMark enters into any letter of intent or similar document or any contract relating to an acquisition proposal; (vi) a tender or exchange offer with respect to the securities of GulfMark or any of its subsidiaries has commenced and GulfMark fails to disseminate to its securityholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that GulfMark recommends rejecting such tender or exchange offer; (vii) an acquisition proposal with respect to GulfMark is publicly announced, and GulfMark fails to issue a press release announcing its opposition to such acquisition proposal within 10 business days following a request by Tidewater after such acquisition proposal has been announced; or (viii) GulfMark breached in any material respect any no-shop provisions or any provisions of the merger agreement with respect to a GulfMark change in recommendation (each, a “GulfMark triggering event”); or

•

if there is a breach of any representation, warranty, covenant or agreement made by GulfMark in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing relating to the accuracy of the representations and warranties of GulfMark or the condition to closing relating to the covenants or agreements of GulfMark would not be satisfied, and such breach or condition is not curable, or, if curable by the end date termination event, is not cured due to failure of GulfMark to exercise its reasonable best efforts to cure or, despite the exercise of such reasonable best efforts by GulfMark to cure remains uncured within 30 days after written notice thereof is given by Tidewater to GulfMark (the “GulfMark breach termination event”).

Further, the merger agreement may be terminated by GulfMark prior to the effective time of the first merger:

•

if prior to the approval of the Tidewater issuance proposal by Tidewater stockholders: (i) the Tidewater Board fails to recommend that the Tidewater stockholders vote to approve the issuance of shares to Tidewater common stock to the GulfMark stockholders (or withdraws or modifies such recommendation in a manner adverse to GulfMark); (ii) Tidewater fails to include in this joint proxy statement/prospectus its recommendation that the Tidewater stockholders vote to approve the issuance of shares to Tidewater common stock to the GulfMark stockholders or a statement to the effect that the Tidewater Board has determined and believes that the business combination is advisable to, and in the best interests of, the Tidewater stockholders; (iii) the Tidewater Board fails to reaffirm its recommendation that the Tidewater stockholders vote to approve the issuance of shares to Tidewater common stock to the GulfMark stockholders, or fails to reaffirm its determination that the business combination is in the best interests of the Tidewater stockholders, within 10 business days after GulfMark reasonably requests in writing that such recommendation or determination be reaffirmed (which requests shall be limited to no more than once every 30 days); (iv) the Tidewater Board approves, endorses or recommends an acquisition proposal; (v) Tidewater enters into any letter of intent or similar document or any contract relating to an acquisition proposal; (vi) a tender or exchange offer with respect to the securities of Tidewater or any of its subsidiaries has commenced and Tidewater fails to disseminate to its securityholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that Tidewater recommends rejecting such tender or exchange offer; (vii) an acquisition proposal with respect to Tidewater is publicly announced, and Tidewater fails to issue a press release announcing its opposition to such acquisition proposal within 10 business days following a request by GulfMark after such acquisition proposal has been announced; or (viii) Tidewater breached in any material respect any no-shop provisions or any provisions of the merger agreement with respect to a Tidewater change in recommendation (each, a “Tidewater triggering event”); or

•

if there is a breach of any representation, warranty, covenant or agreement made by Tidewater in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing relating to the accuracy of the representations and warranties of Tidewater or the condition to closing relating to the covenants or agreements of Tidewater would not be satisfied, and such breach or condition is not curable, or, if curable by the end date termination event, is not cured due to failure of Tidewater to exercise its reasonable best efforts to cure or, despite the exercise of such reasonable best efforts by Tidewater to cure remains uncured within 30 days after written notice thereof is given by GulfMark to Tidewater (a “Tidewater breach termination event”).

Termination Fee Payable by Tidewater

The merger agreement requires Tidewater to pay GulfMark a termination fee of $35 million (the “Tidewater termination fee”), if:

•	GulfMark terminates the merger agreement due to the occurrence of a Tidewater triggering event;

•

either party terminates the merger agreement as a result of an end date termination event, an injunction termination event, a Tidewater stockholder approval termination event or a Tidewater breach termination event prior to the approval of the Tidewater issuance proposal by Tidewater stockholders, if a Tidewater triggering event has occurred prior to any such termination event; or

•

Tidewater enters into or consummates an alternative acquisition agreement with a third party with respect to an acquisition proposal (with all references to 15% in the definition of acquisition proposal above being treated as references to 40% for these purposes) at any time prior to the first anniversary of the termination of the merger agreement by either party due to an end date termination event or a Tidewater stockholder approval termination event if an acquisition proposal was disclosed, announced or submitted (in the case of a termination due to a Tidewater stockholder approval termination event, publicly) after July 15, 2018 and not withdrawn prior to the end date (in the case of a termination due to an end date termination event) or prior to Tidewater’s special meeting (in the case of a termination due to a Tidewater stockholder approval termination event).

Further, the merger agreement requires Tidewater to pay GulfMark all reasonable costs and expenses, including reasonable attorney’s fees, as well as interest on the Tidewater termination fee if Tidewater fails to timely pay the Tidewater termination fee when it becomes due.

In no event will Tidewater be required to pay the Tidewater termination fee on more than one occasion.

Termination Fee Payable by GulfMark

The merger agreement requires GulfMark to pay Tidewater a termination fee of $13 million (the “GulfMark termination fee”), if:

•	Tidewater terminates the merger agreement due to the occurrence of a GulfMark triggering event;

•

either party terminates the merger agreement as a result of an end date termination event, an injunction termination event, a GulfMark stockholder approval termination event or a GulfMark breach termination event prior to the approval of the GulfMark merger proposal by GulfMark stockholders, if a GulfMark triggering event has occurred; or

•

GulfMark enters into or consummates an alternative acquisition agreement with a third party with respect to an acquisition proposal (with all references to 15% in the definition of acquisition proposal above being treated as references to 40% for these purposes) at any time prior to the first anniversary of the termination of the merger agreement by either party due to an end date termination event or a GulfMark stockholder approval termination event if an acquisition proposal was disclosed, announced or submitted (in the case of a termination due to a GulfMark stockholder approval termination event, publicly) after July 15, 2018 and not withdrawn prior to the end date (in the case of a termination due to an end date termination event) or prior to GulfMark’s special meeting (in the case of a termination due to a GulfMark stockholder approval termination event).

Further, the merger agreement requires GulfMark to pay Tidewater all reasonable costs and expenses, including reasonable attorney’s fees, as well as interest on the GulfMark termination fee if Tidewater fails to timely pay the GulfMark termination fee when it becomes due.

In no event will GulfMark be required to pay the GulfMark termination fee on more than one occasion.

Expenses

Except as otherwise provided in the merger agreement, whether or not the business combination is completed, all costs and expenses incurred in connection with the merger agreement, the mergers and the other transactions contemplated by the merger agreement will be paid by the party incurring the expense, except that the expenses in connection with the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and expenses in connection with filing of a notification and report under the HSR Act, if determined to be applicable by the parties, will be shared equally by Tidewater and GulfMark.

Effect of Termination

In the event of termination of the merger agreement as provided above, the merger agreement will be of no further force or effect, except that the provisions of the merger agreement summarized above under “Termination Fee Payable by Tidewater,” “Termination Fee Payable by GulfMark,” and “Expenses” and certain other provisions in the merger agreement such as the applicable law and interpretation, the amendment provisions and the confidentiality provisions will survive the termination of the merger agreement and will remain in full force and effect for a period of three years following the termination (except that, subject to certain exceptions set forth in the merger agreement, the provisions in the confidentiality agreement between Tidewater and GulfMark will survive the termination of the merger agreement and will remain in force and effect in accordance with the terms set forth therein). Termination of the merger agreement does not relieve any party thereto from any liability for willful breach or fraud.

Indemnification; Directors’ and Officers’ Insurance

The parties to the merger agreement have agreed that, for a period of six years from and after the effective time of the first merger, Tidewater will cause the surviving corporation and its subsidiaries to, and for a period of six years from and after the effective time of the second merger, Tidewater will cause the surviving company and its subsidiaries to, indemnify and hold harmless (and provide advancement of expenses to) each present and former director and officer of GulfMark or any of its subsidiaries and each other person or entity who becomes a director or officer of GulfMark or any of its subsidiaries, from and against any costs or expenses, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the effective time of the first merger, to the fullest extent that GulfMark or the applicable subsidiary of GulfMark would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on July 15, 2018 to indemnify such person. The parties to the merger agreement have also agreed that the surviving entity’s certificate of incorporation and bylaws or limited liability company agreement, as applicable, will include provisions regarding the elimination of liability of directors, the indemnification of officers, directors, employees, and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the organizational documents of GulfMark in effect on July 15, 2018.

In addition, Tidewater and the surviving company are required to obtain and fully pay for a six-year “tail” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than GulfMark’s existing policies, subject to a premium cap. If Tidewater, GulfMark and the surviving corporation fail to obtain such “tail” insurance policies as of the effective time of the first merger, the surviving corporation will (and Tidewater will cause the surviving entity in the business combination to) continue to maintain in effect for a period of at least six years from and after the effective time of the first merger the GulfMark D&O insurance in place as of July 15, 2018 with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than that provided in GulfMark’s existing policies as of July 15, 2018, subject to a premium cap.

The indemnified persons described in the first paragraph of this section will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Amendment

The merger agreement may be amended with the approval of the respective boards of directors of Tidewater and GulfMark at any time (whether before or after the approval of the Tidewater issuance proposal by Tidewater’s stockholders or approval of the GulfMark merger proposal by GulfMark’s stockholders). However, (i) after any such approval of the Tidewater issuance proposal by Tidewater’s stockholders, no amendment will be made which by applicable legal requirement requires further approval of the stockholders of Tidewater without the further approval of those stockholders and (ii) after any such approval of the GulfMark merger proposal by GulfMark stockholders, no amendment will be made which by applicable legal requirement requires further approval of the stockholders of GulfMark without the further approval of those stockholders.

Waiver

At any time prior to the first merger, any party to the merger agreement may (i) extend the time for the performance of any of the obligations or other acts of another party thereto, (ii) waive any inaccuracy in or breach of another party thereto of any representation, warranty, covenant or obligation contained in the merger agreement or in any document delivered pursuant to the merger agreement, and (iii) waive compliance with any covenant, obligation or condition contained in the merger agreement for the benefit of another party thereto.

Specific Performance

Each of Tidewater and GulfMark are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled at law or in equity.

Assignability; No Third Party Rights

The merger agreement is binding and enforceable by and solely to the benefit of the parties thereto and their respective successors and assigns. However, neither the merger agreement not any party’s rights or obligations thereunder may be assigned or delegated by such party without the prior written consent of the other party, and any attempted assignment or delegation of the merger agreement or any of such rights or obligations by any party without the prior written consent of the other party shall by void and of no effect.

The merger agreement does not confer upon any person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement, except, (i) with respect to the provisions described above in “Indemnification; Directors’ and Officers’ Insurance” and (ii) after the effective time of the first merger, with respect to the payment of consideration to holders of GulfMark common stock.

Applicable Law; Jurisdiction; Waiver of Jury Trial

The merger agreement and all claims or causes of action arising thereunder or in connection therewith are governed by, and will be construed in accordance with, the laws of the State of Delaware and Tidewater and GulfMark have designated the Court of Chancery of the State of Delaware (or, if applicable, the United States District Court for the District of Delaware) as the exclusive jurisdiction. Tidewater and GulfMark have further waived, to the fullest extent permitted by applicable legal requirement, any right to a jury trial with respect to any action directly or indirectly arising out of, under or in connection with the merger agreement or the mergers.

VOTING AND SUPPORT AGREEMENTS

This section describes the material terms of the voting agreements, entered into and executed between Tidewater and each of Raging Capital Management, LLC (“Raging”), and 5 Essex, L.P. (“Captain Q”), on July 15, 2018. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the voting agreements, copies of which are attached as Annex B to this joint proxy statement/prospectus and are incorporated by reference herein in their entirety. This summary does not purport to be complete and may not contain all of the information about the voting agreements. You are encouraged to read the voting agreements carefully and in their entirety.

In connection with the execution of the merger agreement, and as a condition to Tidewater’s willingness to enter into the merger agreement, Raging and Captain Q (the “GulfMark supporting stockholders”), each entered into a voting and support agreement with Tidewater. Based on information provided by the GulfMark supporting stockholders to Tidewater as of the date of the voting agreement, the GulfMark supporting stockholders beneficially owned, in the aggregate, 3,376,664 shares of GulfMark common stock, 2,199,514 shares of which were beneficially owned by Raging and 1,177,150 shares of which were beneficially owned by Captain Q. The GulfMark supporting stockholders have each agreed, on the terms and subject to the conditions set forth in their respective voting agreement, to vote an aggregate of 2,624,346 shares of GulfMark common stock (representing approximately 34.99% of the outstanding shares of GulfMark common stock as of July 15, 2018), of which 1,709,464 shares are beneficially owned by Raging and 914,882 shares are beneficially owned by Captain Q, in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the mergers, and other related matters, and to vote against, among other things, any proposal relating to a competing transaction involving GulfMark. The foregoing shares are referred to as the covered securities.

Voting

At the GulfMark special meeting and any other meeting or in any written consent solicitation or action of GulfMark supporting stockholders called in relation to any of the following matters, the GulfMark supporting stockholders have agreed to be present and vote or cause to be voted their shares as follows:

(A)	in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the GulfMark merger proposal, and any related proposal in furtherance thereof;

(B)	against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of GulfMark in the merger agreement; and

(C)

against (i) any extraordinary corporate transaction, including a merger, consolidation, or other business combination involving GulfMark or any of its subsidiaries; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of GulfMark or any of its subsidiaries; (iii) any reorganization, recapitalization, dissolution or liquidation of GulfMark or any of its subsidiaries; (iv) any change in the board of directors of GulfMark; (v) any amendment to GulfMark’s certificate of incorporation or bylaws or other charter or organizational documents; (vi) any material change in the capitalization of GulfMark or GulfMark’s corporate structure; and (vii) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the business combination or any of the other transactions contemplated by the merger agreement.

The GulfMark supporting stockholders irrevocably grant to and appoint Tidewater as their proxy and attorney-in-fact to represent the covered securities and vote, execute written consents and otherwise act with respect to such subject shares regarding the matters described above. The proxy will become effective on the day that is five business days prior to the GulfMark special meeting and will automatically terminate upon the termination of the applicable voting agreement.

Prohibition on Transfers

Until the termination of the voting agreements, the GulfMark supporting stockholders will not:

•	directly or indirectly, cause or permit any transfer of the covered securities including reduce the beneficial ownership of or interest in the covered securities;

•	tender, or agree or permit to be tendered, any of the covered securities in connection with a tender or exchange offer;

•	deposit any of the covered securities into a voting trust;

•	grant any proxy with respect to any of the covered securities, other than the proxy contemplated by the voting agreement; or

•	enter into any tender, voting or other similar agreement or arrangement, other than the voting agreement.

Under the terms of the voting agreement, and except as set forth in the voting agreement, any assignment or delegation of the voting agreement or the interests or obligations thereunder by the stockholder is void.

Obligations of the GulfMark Supporting Stockholders in connection with an Acquisition Proposal

In the event of an acquisition proposal, each GulfMark supporting stockholder is required to:

•	vote its pro rata share of the 34.99% of GulfMark common stock against such acquisition proposal and in favor of the business combination; and

•	notify Tidewater promptly if approached or solicited by the third party that submitted the acquisition proposal, directly or indirectly, and provide all details reasonably requested by Tidewater.

Further, each GulfMark supporting stockholder may not (and is required to use its reasonable best efforts to cause its representatives not to), directly or indirectly:

•	solicit, initiate, knowingly encourage or facilitate any acquisition proposal,

•	provide any information relating to Tidewater and its subsidiaries to the third party that submitted the acquisition proposal,

•	engage in discussions or negotiations with the third party (or its representatives) that submitted the acquisition proposal,

•	support or endorse the acquisition proposal, or

•	take (or agree to take or publicly propose to take) any actions that are inconsistent with its voting commitment or the foregoing obligations.

Termination

The voting agreement will terminate on the earliest to occur of (i) the termination of the merger agreement in accordance with its terms, (ii) the date upon which the business combination becomes effective, (iii) the occurrence of a change in recommendation made by the GulfMark Board in compliance with the terms of the merger agreement; (iv) the effectiveness of any amendment, modification or supplement to the merger agreement or waiver under the merger agreement, in each case, where such amendment, modification, supplement or waiver would (A) decrease, or change the form of, the consideration to be received under the merger agreement by holders of GulfMark common stock, (B) materially and adversely affect the ability of Tidewater or GulfMark to consummate the business combination, or (C) materially delay the occurrence of the effective time of the first merger; or (v) the mutual agreement of Tidewater and Raging or Captain Q, as applicable, to terminate the applicable voting agreement.

In connection with, and in consideration of the GulfMark supporting stockholders’ execution of, the voting agreement, GulfMark entered into a letter agreement with each such GulfMark supporting stockholder pursuant to which such GulfMark supporting stockholder agreed to, and agreed to use reasonable best efforts to cause its Affiliates to, reasonably cooperate with GulfMark in connection with any stockholder claim or stockholder legal proceeding (including any class action or derivative litigation) with respect to the merger agreement, the voting agreement, the mergers or other transactions contemplated by the merger agreement against GulfMark or its officers or directors. GulfMark agreed to reimburse the supporting stockholders for out-of-pocket legal fees and legal expenses incurred in connection with such cooperation. Pursuant to such letter agreement, GulfMark also agreed that if the supporting stockholder or any of its affiliates is or becomes party to or witness or other participant in, or otherwise is or becomes involved in any manner in any such legal proceedings, to reimburse the stockholder for its reasonable and documents out-of-pocket legal fees and legal expenses incurred in connection with investigating, preparing for and defending such legal proceedings. Each GulfMark supporting stockholder agreed to promptly return any amounts received from GulfMark under the applicable letter agreement in the event such stockholder is found in a final, non-appealable judgment of a court of competent jurisdiction to have acted in bad faith or to have engaged in willful misconduct.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION

The following are the material U.S. federal income tax consequences of the business combination to U.S. Holders (as defined below) of GulfMark common stock. This discussion does not address the tax consequences to holders who are not U.S. Holders. This discussion also does not address the tax consequences of transactions occurring prior to, concurrently with or after the completion of the business combination (whether or not such transactions are in connection with the mergers) including, without limitation, the conversion of GulfMark warrants or restricted stock units or similar securities into Tidewater warrants or restricted stock units or similar securities.

This discussion is based on the Code, applicable Treasury Regulations, administrative interpretations and court decisions as in effect as of the date of this joint proxy statement/prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of GulfMark common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•

a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more U.S. persons to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person, or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the exchange of shares of GulfMark common stock held as capital assets. It does not address U.S. Holders who exercise and perfect their appraisal rights. In addition, it does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of that shareholder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or to a U.S. Holder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a shareholder who holds GulfMark common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;

•	a shareholder who beneficially owns five percent or more of GulfMark common stock;

•	a shareholder whose functional currency is not the U.S. dollar; or

•	a shareholder who acquired GulfMark common stock pursuant to the exercise of compensatory options or otherwise as compensation.

If a partnership holds shares of GulfMark common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of GulfMark common stock should consult its tax advisor regarding the tax consequences of the mergers.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any non-U.S., state or local tax consequences of the mergers. Accordingly, Tidewater and GulfMark strongly urge each shareholder to consult its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. or other tax consequences to it of the mergers.

U.S. Federal Income Tax Consequences of the Mergers

Based on certain representations, covenants and assumptions (described in the section entitled “The Merger Agreement—Tax Treatment”), all of which must continue to be true and accurate in all material respects as of the effective time of the mergers, each of Tidewater and GulfMark intends to seek a tax opinion, from Gibson, and Weil, respectively, that, for U.S. federal income tax purposes, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). Although completion of the business combination is conditioned on the receipt of the two aforementioned opinions of counsel to the effect that the mergers qualify for the Intended Tax Treatment, neither GulfMark nor Tidewater intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Such opinions of counsel are not binding on the IRS or the courts. Accordingly, even if Tidewater and GulfMark obtain such opinions of counsel and conclude that the mergers qualify for the Intended Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

If, at the closing date of the mergers, any requirement for the mergers to qualify for the Intended Tax Treatment is not satisfied, a U.S. Holder would recognize gain or loss in an amount equal to the difference between (i) the fair market value of the shares of Tidewater common stock and the amount of any cash received in the mergers and (ii) the U.S. Holder’s adjusted tax basis in the GulfMark common stock surrendered. Gain or loss must be calculated separately for each block of GulfMark common stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized would be long-term capital gain or loss if such U.S. Holder’s holding period in the particular block of GulfMark common stock exceeds one year as of the closing date of the mergers. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced rates. The deductibility of capital losses is subject to limitations.

The remainder of this discussion assumes that the mergers will qualify for the Intended Tax Treatment.

Receipt of Tidewater Common Stock

A U.S. Holder who receives shares of Tidewater common stock in the mergers will not recognize any gain or loss as a result of the mergers, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Tidewater common stock.

The U.S. Holder will have an adjusted tax basis in the Tidewater common stock received in the mergers, including any fractional share for which cash is received, equal to the adjusted tax basis of the GulfMark common stock surrendered by that U.S. Holder in the mergers. The holding period for Tidewater common stock received in the mergers will include the holding period for the GulfMark common stock surrendered therefor.

Cash Received In Lieu of a Fractional Share

A U.S. Holder who receives cash in lieu of a fractional share of Tidewater common stock should be treated as having received the fractional share of Tidewater common stock pursuant to the mergers and then as having exchanged the fractional share of Tidewater common stock for cash in a redemption by Tidewater. In general, this deemed redemption should be treated as a sale or exchange, provided the redemption is “not essentially equivalent to a dividend” within the meaning of Section 302 of the Code. Gain or loss would be recognized based on the difference between the amount of cash received and the portion of the U.S. Holder’s adjusted tax basis of the GulfMark common stock exchanged in the mergers which is allocable to such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such GulfMark common stock is more than one year as of the effective date of the mergers, and otherwise will be short-term capital gain or loss. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced rates. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with cash payments to U.S. Holders pursuant to the mergers. Backup withholding at the applicable statutory rate may apply to cash paid in the transaction to a U.S. Holder, unless the U.S. Holder furnishes a correct taxpayer identification number and otherwise complies with the backup withholding rules or provides proof of an applicable exemption. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

A U.S. Holder who receives Tidewater common stock as a result of the mergers will be required to retain records pertaining to the mergers.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed consolidated combined financial statements have been prepared in accordance with Article 11 of Regulation S-X and reflect the impact of the following pending and completed transactions on the historical financial statements of Tidewater. Certain capitalized terms not defined in these unaudited pro forma condensed consolidated combined financial statements are defined elsewhere in this joint proxy statement/prospectus.

•

Business Combination: On July 16, 2018, Tidewater entered into the merger agreement. Under the terms of the merger agreement, Merger Sub 1 will merge with and into GulfMark to become a wholly-owned subsidiary of Tidewater. Immediately after this merger, Tidewater will cause GulfMark to merge into Merger Sub 2, with Merger Sub 2 continuing as a wholly-owned subsidiary of Tidewater. The business combination is expected to close in the fourth quarter of 2018. Refer to Note 2 of the unaudited pro forma condensed consolidated combined financial statements for the terms and estimated purchase price consideration provided in connection with the business combination.

•

Tidewater Reorganization: On July 31, 2017, Tidewater successfully completed the terms and conditions of its plan of reorganization and emerged from bankruptcy reorganization under chapter 11 of the United States Bankruptcy Code. Refer to Note 4 for pro forma adjustments related to the twelve months ended December 31, 2017 related to Tidewater’s reorganization (“Tidewater Reorganization”).[1]

•

GulfMark Reorganization: On November 14, 2017, GulfMark successfully completed the terms and conditions of its plan of reorganization and emerged from bankruptcy reorganization under chapter 11 of the United States Bankruptcy Code. Refer to Note 5 for pro forma adjustments related to the year ended December 31, 2017 related to GulfMark’s reorganization (“GulfMark Reorganization”).

The unaudited pro forma condensed consolidated combined financial statements, which are referred to as the unaudited pro forma balance sheet, the unaudited pro forma statements of operations, and collectively as the unaudited pro forma financial statements, were prepared using the acquisition method of accounting for the business combination. Under this method of accounting, which is in accordance with generally accepted accounting principles of the United States of America (“US GAAP”), Tidewater is the accounting acquirer of GulfMark and the purchase price for GulfMark is allocated to the underlying assets acquired and liabilities assumed based on their respective fair values with any excess purchase price allocated to goodwill. Additionally, the Tidewater Reorganization and GulfMark Reorganization pro forma adjustments give effect to the application of “fresh start” accounting and reporting in accordance with US GAAP, which is to reflect the financial statement of the emergent entity on a fair value basis as of the effective date of emergence.

The following unaudited pro forma balance sheet of Tidewater as of June 30, 2018 is based on the condensed consolidated balance sheet of Tidewater and gives effect to the business combination as if it had occurred on June 30, 2018. The following unaudited pro forma statements of operations of Tidewater for the six months ended June 30, 2018 and for the twelve months ended December 31, 2017 are based on the consolidated statements of operations of Tidewater and give effect to the business combination as if it had occurred on January 1, 2017. The unaudited pro forma statement of operations of Tidewater for the twelve month period ended December 31, 2017 also reflects the Tidewater Reorganization and GulfMark Reorganization as if these transactions occurred on January 1, 2017. Refer to Notes 4 and 5 to these unaudited pro forma financial statements for the adjustments made as a result of these reorganizations.

[1]

Tidewater filed a transition report Form 10-K for the transition period from April 1, 2017 to December 31, 2017. The twelve month period ended December 31, 2017 represents the three months ended March 31, 2017 plus the nine month transition period ended December 31, 2017. The three month period ended March 31, 2017 is produced by reference to the comparative Form 10-Q for the period ended March 31, 2018, which was filed on May 15, 2018.

The pro forma adjustments to the historical financial statements are based on currently available information, and in many cases are based on estimates and preliminary information. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma financial statements. Tidewater believes such assumptions are reasonable under the circumstances and reflect the best currently available estimates and judgments. The pro forma adjustments also give effect to the impact of events that are (i) directly attributable to the business combination, Tidewater Reorganization, and GulfMark Reorganization, (ii) factually supportable, and (iii) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the consolidated Tidewater results. The unaudited pro forma financial statements may not be indicative of Tidewater’s future performance and do not necessarily reflect what Tidewater’s financial position and results of operations would have been had these transactions occurred at the beginning of the period presented. Additionally, the unaudited pro forma financial statements do not reflect any revenue enhancements, anticipated synergies, operating efficiencies, or cost savings that may be achieved related to these transactions, nor do they reflect any costs or expenditures that may be required to achieve any possible synergies.

The unaudited pro forma financial statements should be read in conjunction with the following:

•	Tidewater’s unaudited interim financial statements for the six months ended June 30, 2018 included in this joint proxy statement/prospectus.

•

Tidewater’s audited financial statements for the transition period from April 1, 2017 to December 31, 2017 included in this joint proxy statement/prospectus, which have been updated to reflect the realignment of its segments.[3]

•

Tidewater’s Business, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Financial Statements and Supplementary Data, contained herein, which has been updated to reflect the realignment of its segments.[3]

•	GulfMark’s Form 10-Q for the unaudited quarterly period ended June 30, 2018 and filed on August 14, 2018, which is incorporated by reference in this joint proxy statement/prospectus.

•	GulfMark’s Form 10-K for the annual period ended December 31, 2017 and filed on April 2, 2018, which is incorporated by reference in this joint proxy statement/prospectus.

[3]

Segment information filed in this joint proxy statement/prospectus is consistent with the presentation of segments in Tidewater’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018, filed with the SEC on May 15, 2018, and August 14, 2018, respectively.

Tidewater Inc.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

For The Six Months Ended June 30, 2018

	Tidewater Historical	GulfMark Historical	Pro Forma Adjustments (Note 3)		Pro Forma Tidewater
	(in thousands, except per share data)
Revenues:
Vessel revenues	$191,668	$51,042	$—		$242,710
Other operating revenues	5,426	320	—		5,746

	197,094	51,362	—		248,456

Costs and expenses:
Vessel operating costs	129,376	42,540	—		171,916
Costs of other operating revenues	3,116	—	—		3,116
General and administrative	47,990	14,154	(2,382)	(a)	59,762
Depreciation and amortization	24,802	17,943	3,929	(b)	46,674
(Gain) loss on asset dispositions, net	(3,257)	(203)			(3,460)
Asset impairments	7,401	—	—		7,401

	209,428	74,434	1,547		285,409

Operating loss	(12,334)	(23,072)	(1,547)		(36,953)
Other income (expenses):
Foreign exchange loss	(1,350)	(592)	—		(1,942)
Equity in net earnings of unconsolidated companies	(15,049)	—	—		(15,049)
Interest income and other, net	2,786	213	—		2,999
Reorganization items	—	(422)	422	(c)	—
Interest and other debt costs, net	(15,146)	(5,595)	5,489	(d)	(15,252)

	(28,759)	(6,396)	5,911		(29,244)

Loss before income taxes	(41,093)	(29,468)	4,364		(66,197)
Income tax (benefit) expense	9,118	(655)	—		8,463

Net income (loss)	(50,211)	(28,813)	4,364		(74,660)
Less: Net income attributable to noncontrolling interests	(99)	—	—		(99)

Net loss attributable to Tidewater Inc.	$(50,112)	$(28,813)	$4,364		$(74,561)

Basic loss per common share	$(2.09)	$(2.88)			$(2.32)

Diluted loss per common share	$(2.09)	$(2.88)			$(2.32)

Weighted average common shares outstanding—Basic & Diluted	23,989,254	9,998,000	(1,913,263)	(e)	32,073,991

Tidewater Inc.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

For The Twelve Months Ended December 31, 2017

	Pro Forma Tidewater As Adjusted (Note 4)	Pro Forma GulfMark As Adjusted (Note 5)	Pro Forma Adjustments (Note 3)			Pro Forma Tidewater Combined
	(in thousands, except per share data)
Revenues:
Vessel revenues	$475,386	$102,260	$—			$577,646
Other operating revenues	15,485	599	—			16,084

	490,871	102,859	—			593,730

Costs and expenses:
Vessel operating costs	299,734	80,717	—			380,451
Costs of other operating revenues	8,829	—	—			8,829
General and administrative	106,539	35,777	—			142,316
Vessel operating leases	15,823	—	—			15,823
Depreciation and amortization	50,807	35,787	7,858	(b	)	94,452
(Gain) loss on asset dispositions, net	(16,241)	5,207	—			(11,034)
Asset impairments	266,382	—	—			266,382

	731,873	157,488	7,858			897,219

Operating loss	(241,002)	(54,629)	(7,858)			(303,489)
Other income (expenses):
Foreign exchange loss	(2,924)	(709)	—			(3,633)
Equity in net earnings of unconsolidated companies	10,351	—	—			10,351
Interest income and other, net	6,743	83	—			6,826
Interest and other debt costs, net	(30,355)	(10,442)	10,298	(d	)	(30,999)

	(16,685)	(11,068)	10,298			(17,455)

Loss before income taxes	(257,687)	(65,697)	2,440			(320,944)

Income tax (benefit) expense	2,522	(10,334)	—			(7,812)

Net income (loss)	(260,209)	(55,363)	2,440			(313,132)

Less: Net income attributable to noncontrolling interests	8,423	—	—			8,423

Net loss attributable to Tidewater Inc.	$(268,632)	$(55,363)	$2,440			$(321,555)

Basic loss per common share	$(12.47)	$(5.54)				$(10.90)

Diluted loss per common share	$(12.47)	$(5.54)				$(10.90)

Weighted average common shares outstanding—Basic & Diluted	21,539,143	9,998,000	(2,038,967)	(e	)	29,498,176

Tidewater Inc.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

As of June 30, 2018

	Tidewater Historical	GulfMark Historical	Pro Forma Adjustments (Note 3)			Pro Forma Tidewater Combined
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$459,286	$44,978	$(125,786)	(f	)	$378,478
Restricted cash	5,213	—	—			5,213
Trade and other receivables, less allowance for doubtful accounts	96,630	17,336	—			113,966
Due from affiliates	197,059	—	—			197,059
Marine operating supplies	28,930	1,686	—			30,616
Other current assets	10,213	11,132	—			21,345

Total current assets	797,331	75,132	(125,786)			746,677
Investments in, at equity, and advances to unconsolidated companies	1,335	—	—			1,335
Net properties and equipment	803,725	345,258	104,668	(g	)	1,253,651
Deferred drydocking and survey costs	14,372	—	—			14,372
Other assets	26,779	7,068	(1,793)	(h	)	32,054

Total assets	$1,643,532	$427,458	$(22,911)			$2,048,089

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$30,561	$7,469	$—			$38,030
Accrued expenses	49,312	11,735	—			61,047
Due to affiliates	62,353	—	—			62,353
Accrued property and liability losses	2,790	—	—			2,790
Current portion of long-term debt	6,290	—	—			6,290

Other current liabilities	17,815	—	—			17,815

Total current liabilities	169,121	19,204	—			188,325
Long-term debt	438,559	93,155	(93,155)	(i	)	438,559
Deferred income taxes	—	2,381	—			2,381
Accrued property and liability losses	2,651	—	—			2,651
Other liabilities	57,685	18,652	—			76,337

Total liabilities	668,016	133,392	(93,155)			708,253

Commitments and Contingencies
Equity:
Common stock	26	75	(64)	(j	)	37
Additional paid-in capital	1,064,039	318,521	71,564	(j	)	1,454,124
Retained (deficit) earnings	(89,378)	(25,302)	(484)	(j	)	(115,164)
Accumulated other comprehensive loss	(403)	772	(772)	(j	)	(403)

Total stockholders’ equity	974,284	294,066	70,244			1,338,594
Non-controlling interests	1,242	—	—			1,242

Total equity	975,526	294,066	70,244			1,339,836

Total liabilities and shareholders’ equity	$1,643,542	$427,458	$(22,911)			$2,048,089

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Unless stated otherwise in the body of these notes, all dollar value references in the tables of these notes are stated in millions of dollars.

Note 1. Basis of Pro Forma Presentation

The accompanying unaudited pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and are intended to reflect the impact of the business combination, Tidewater Reorganization, and GulfMark Reorganization on Tidewater’s historical consolidated financial statements. The presentation of the unaudited pro forma balance sheet and statements of operations are based on the historical financial statements of Tidewater and GulfMark. Tidewater’s historical financial statements are included as part of this joint proxy statement/prospectus and GulfMark’s historical financial statements have been incorporated by reference.

Pro forma adjustments are described in these notes to the unaudited pro forma condensed consolidated combined financial statements and are included only to the extent they are (i) directly attributable to the transactions described above, (ii) factually supportable and, (iii) with respect to the statements of operations, expected to have a continuing impact on the consolidated results of Tidewater. Certain items such as historical impairments and gains and losses on sales of assets that were included in the historical financial statements of either Tidewater or GulfMark were not adjusted in these unaudited pro forma financial statements because they were not directly related to either the business combination, Tidewater Reorganization, or GulfMark Reorganization. The accompanying unaudited pro forma condensed consolidated combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of commercial synergies or efficiencies as a result of the aforementioned transactions. Furthermore, the unaudited pro forma financial statements are not presented to portray what the actual results would have been for any of the transactions had they occurred as of the earliest date presented in these unaudited pro forma financial statements.

The pro forma adjustments presented in these unaudited pro forma financial statements represent management’s estimates based on information available as of the date of this joint proxy statement/prospectus and such estimates are subject to revision as further information is obtained between this date and the date of closing of the business combination. Any revisions between this date and the date of closing of the business combination may differ and such results may be significant.

The business combination, Tidewater Reorganization, and GulfMark Reorganization transactions are reflected in the unaudited pro forma financial statements as follows:

•

The unaudited pro forma condensed consolidated combined balance sheet of Tidewater as of June 30, 2018 includes the effects of the business combination as if it had occurred on June 30, 2018. No pro forma adjustments were made for the Tidewater Reorganization or the GulfMark Reorganization because both of these transactions were fully reflected in the historical balance sheets of Tidewater and GulfMark, respectively, as of June 30, 2018.

•

The unaudited pro forma condensed consolidated combined statement of operations of Tidewater for the six months ended June 30, 2018 includes the effects of the business combination as if it had occurred on January 1, 2017. No pro forma adjustments were made for the Tidewater Reorganization or the GulfMark Reorganization because both of these transactions were fully reflected in the historical statements of operations of Tidewater and GulfMark, respectively, for the six month period ended June 30, 2018.

•

The unaudited pro forma condensed consolidated combined statement of operations of Tidewater for the twelve months ended December 31, 2017 includes the effects of the business combination, Tidewater Reorganization, and GulfMark Reorganization as if they had occurred on January 1, 2017.

•

Refer to Note 4 that presents the standalone pro forma effects of Tidewater as if the Tidewater Reorganization occurred on January 1, 2017. The results of which are included on an as-adjusted basis in the unaudited pro forma condensed consolidated combined statement of operations for the twelve months ended December 31, 2017.

•

Refer to Note 5 that presents the standalone pro forma effects of GulfMark as if the GulfMark Reorganization occurred on January 1, 2017. The results of which are included on an as-adjusted basis in the unaudited pro forma condensed consolidated combined statement of operations for the twelve months ended December 31, 2017.

Note 2. Acquisition Method of Accounting for Business Combination

Purchase Price Consideration

Under the terms of the merger agreement, each issued and outstanding share of GulfMark common stock, par value of $0.01 per share, excluding any shares held in treasury, will be converted into the right to receive 1.100 (the “Exchange Ratio”) shares of Tidewater common stock, par value of $0.001, with cash paid in lieu of any fractional shares. Each GulfMark creditor warrant outstanding (the “GLF Creditor Warrants”) shall be converted automatically into a warrant representing the right to acquire Tidewater common stock on substantially the same terms and conditions as provided in the warrant agreement governing the GLF Creditor Warrants prior to the conversion, except that the number of shares of Tidewater common stock subject to the exercise of each GLF Creditor Warrant shall be determined by multiplying the Exchange Ratio by the number of shares of GulfMark common stock that were subject to the GLF Creditor Warrant immediately prior to the effective time of the first merger. In addition, each GulfMark equity warrant outstanding (the “GLF Equity Warrants”) shall be converted automatically into a warrant representing the right to acquire Tidewater’s common stock on substantially the same terms and conditions as provided in the warrant agreement governing the GLF Equity Warrants prior to the conversion, except that the number of shares of Tidewater common stock subject to the exercise of each GLF Equity Warrant shall be determined by multiplying the Exchange Ratio by the number of shares GulfMark common stock that were subject to the GLF Equity Warrant immediately prior to the effective time of the first merger. Finally, all GulfMark RSUs that are outstanding immediately prior to the effective time of the first merger will be converted automatically into a substantially similar award to acquire Tidewater common stock, subject to their existing terms and conditions (including vesting terms) in effect as of immediately prior to the effective time of the business combination, with the number of Tidewater common stock subject to such GulfMark RSUs being adjusted in accordance with the Exchange Ratio.

The total purchase price consideration for US GAAP purposes will be based on the actual closing price of Tidewater’s common stock on the closing date of the business combination. The actual price on the date of closing may be different than the price used for preliminary purposes presented herein and such difference may be material.

Based on the outstanding shares of common stock of GulfMark, outstanding GLF Creditor Warrants, outstanding GulfMark RSUs, and the most recent share price of Tidewater common stock, in each case, as of October 9, 2018, and based on the Exchange Ratio, the total estimated price consideration for the business combination is as follows:

	GulfMark Units Outstanding (1)		Exchange Ratio		Tidewater Converted Units	Tidewater Per Share Price (2)	Purchase Price Consideration
GulfMark common stock outstanding	7,651,901	x	1.100	=	8,417,091	$34.89	$293,672,308
Gulf Creditor Warrants outstanding	2,346,358	x	1.100	=	2,580,994	34.88	90,025,064
GulfMark restricted stock units outstanding	116,668	x	1.100	=	128,335	34.89	4,477,601

Total	10,114,927				11,126,420		$388,174,973
Plus: GulfMark Equity
Warrants outstanding	783,009	x	1.100	=	861,310	2.23	1,920,721
Plus: assumption of GulfMark’s term loan facility (3)							100,000,000

Total preliminary purchase price consideration							$490,095,694

(1)

GulfMark units outstanding is inclusive of outstanding common stock, GLF Creditor Warrants, and GulfMark restricted stock units as of October 9, 2018, the most recent practicable date used for these unaudited pro forma financial statements.

(2)

Reflects the share price of Tidewater common stock as of October 9, 2018. The Tidewater share price applied to the GLF Creditor Warrants price has been reduced by $0.01 to account for the strike price of the warrants.

(3)	The assumed GulfMark term loan facility is at a face value. The carrying value of $93.2 million on GulfMark’s historical balance sheet was reduced by unamortized debt issuance costs of $6.8 million.

The final estimated purchase price consideration could significantly differ from the amounts presented in the unaudited pro forma financial statements due to movement in the Tidewater common stock share price until the time of closing of the business combination. A sensitivity analysis related to the fluctuation in the Tidewater common stock price (ticker “TDW”) was performed to assess the impact of a hypothetical change of 10% on the per share price of Tidewater common stock using a baseline closing price as of October 9, 2018, which is the most recent practical closing price included in this joint proxy statement/prospectus. The related impact on the estimated purchase price consideration of a 10% hypothetical change in price as of the closing date of the business combination is presented as follows.

Change in Share Prices:
	Share Price with 10% Increase	Change in Purchase Price Consideration	Share Price with 10% Decrease	Change in Purchase Price Consideration
Tidewater common stock	$38.38	$29,814,992	$31.40	$(29,814,992)
TDW creditor warrants	$38.37	9,002,506	$31.39	(9,002,506)
GulfMark Equity Warrants	$2.45	192,072	$2.01	(192,072)

		$39,009,570		$(39,009,570)

Allocation of Purchase Price Consideration to Asset Acquired and Liabilities Assumed

The purchase price allocation applied in these unaudited pro forma financial statements is preliminary and does not reflect final values that will be determined after the closing of the business combination. Such valuation assessments of specifically identifiable tangible and intangible assets, including any assessment of economic useful lives has not been completed and such valuation exercises are not expected to be completed until after closing when final records and assumptions can be closed and fully analyzed as of the transaction date. Additionally, due to normal pre-close commercial restrictions to books and records of GulfMark, not all valuation assumptions can be fully confirmed as of the filing of this joint proxy statement/prospectus leaving such assumptions employed in these pro forma adjustments as preliminary, tentative, and subject to change.

Under the acquisition method of accounting in US GAAP, any excess consideration transferred or paid beyond the fair value of the assets acquired and liabilities assumed should be attributed to goodwill. Management’s estimate as of the date of this joint proxy statement/prospectus is that fair value of the vessels, which are included in the caption ‘Net properties and equipment’ in the unaudited pro forma balance sheet, accounts for the increase in value beyond GulfMark’s carrying value due to significantly higher, prolonged global index prices for crude oil and improved market conditions in the regions in which GulfMark primarily operates. Given this assumption, no value has been ascribed to goodwill for these unaudited pro forma financial statements. This preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.

The preliminary allocation of the purchase price consideration is as follows:

Estimated Fair Value
Total current assets	$75,132
Net properties and equipment	449,926
Other noncurrent assets	5,275

Total assets acquired	530,333

Total current liabilities	19,204
Deferred income taxes	2,381
Other liabilities	18,652
Long-term debt	100,000

Total liabilities assumed	140,237

Net assets acquired	$390,096

Note 3. Business Combination Pro Forma Adjustments

Condensed Consolidated Combined Statements of Operations

(a)	Reflects the removal of $1.5 million and $0.9 million of legal and professional transaction costs incurred by Tidewater and GulfMark, respectively, in connection with the business combination.

(b)

Reflects the incremental depreciation expense based on the estimated fair value of GulfMark’s Net properties and equipment, which contains vessels and other properties & equipment. The average estimated economic useful lives of the vessels and properties & equipment were approximately 9.5 years and 6.0 years, respectively. This estimate is based on GulfMark’s assessment of economic useful lives of these tangible assets at its emergence from chapter 11 bankruptcy reorganization on November 14, 2017. As of the date of this joint proxy statement/prospectus, Tidewater has not evaluated the economic useful lives in sufficient detail to determine if such estimated lives should be adjusted. Therefore, the economic useful life of each asset determined by GulfMark is used for the purposes of these unaudited pro forma financial statements. The pro forma adjustment to Depreciation and amortization reflects an approximate incremental monthly depreciation amount of $0.7 million, which is applied to the unaudited statements of operations for the six months ended June 30, 2018 and twelve months ended December 31, 2017. Note that no adjustments were made to amortize the cost of capitalizing drydock costs in connection with the business combination because (i) GulfMark’s historical statement of operations already reflected the amortization of capitalized drydock costs for the six months ended June 30, 2018, and (ii) the impact of annualizing drydock amortization for the twelve months ended December 31, 2017 is already reflected through the GulfMark Reorganization pro forma adjustments, which are summarized in Note 5.

(c)	Reflects the removal of Reorganization items, which are expenses directly related to the GulfMark Reorganization.

(d)

Represents the elimination of historical interest expense of GulfMark related to the anticipated redemption of GulfMark’s term loan and the termination of GulfMark’s undrawn revolving credit facility at the closing of the business combination. Interest expense related to GulfMark’s pension liability is not eliminated as part of the pro forma adjustment.

(e)	The Pro forma weighted average shares are calculated as follows:

	Six months Ended June 30, 2018	Twelve Months Ended December 31, 2017
Basic:
Tidewater historical weighted average shares	23,989,254	21,539,143
Tidewater incremental shares issued for GulfMark Merger (1)	8,084,734	7,959,033

Pro forma weighted average shares	32,073,991	29,498,176

Diluted:
Tidewater historical weighted average shares	23,989,254	21,539,143
Tidewater incremental shares issued for GulfMark Merger	8,084,737	7,959,033
Dilutive effect of issuance of Tidewater shares in exchange for GulfMark restricted stock units (2)	—	—

Pro forma weighted average shares	32,073,991	29,498,176

(1)

The incremental shares issued includes 7,155,683 and 7,041,406 GulfMark weighted average shares outstanding (which excludes any GLF Creditor Warrants outstanding) for the six months ended June 30, 2018 and twelve months ended December 31, 2017, respectively. Upon conversion to Tidewater shares, the issued shares 7,871,251 and 7,745,547 for the six months ended June 30, 2018 and twelve months ended December 31, 2017, respectively. The GLF Creditor Warrants that were considered issuable upon exercise because they were held by United States citizens totaled 194,078. Upon conversion, the GLF Creditor Warrants will represent the right to purchase 213,486 shares of Tidewater common stock.

(2)

Common stock equivalents (restricted stock units) and out-of-the-money equity warrants were not included in the computation of diluted pro forma weighted average shares because the effect would have been antidilutive due to the net loss.

Condensed Consolidated Combined Balance Sheet

(f)

The adjustment to cash and cash equivalents reflects: (i) the estimated transaction costs for legal, professional and success-based fees to be paid in connection with the business combination for $15.9 million, and (ii) $109.9 million paid in connection with the redemption of GulfMark’s term notes which includes payment for the terms notes’ make whole premium. Further analysis of the make whole premium is described below in greater detail.

(g)

Represents the preliminary fair value adjustment to Net properties and equipment to increase the value of GulfMark’s vessels, which is the primary asset base that is absorbing the excess of fair value above carrying value.

(h)	Reflects the write-off of debt issuance costs related to GulfMark’s revolving credit facility because the asset has no economic value.

(i)

The adjustment to long-term debt reflects (i) the write-off of debt issuance costs of $6.8 million related to GulfMark’s term notes, and (ii) the redemption by Tidewater of GulfMark’s long-term debt of $100.0 million. The net of these adjustments is approximately $93.2 million.

(j)	The following adjustments were made to Tidewater’s equity accounts based on the business combination transaction:

Common stock:
Remove GulfMark Balance:	$(75)
Add: Tidewater converted shares (at par of $0.001)	11

Pro forma adjustment	$(64)

Additional paid-in capital:
Remove GulfMark balance	$(318,521)
Add: Tidewater shares issued (less par value)	388,164
Add: GulfMark Equity
Warrants value	1,921

Pro forma adjustment	$71,564

Retained (deficit) earnings:
Remove GulfMark balance	$25,302
Subtract: estimated transaction costs for GulfMark Merger	(15,900)
Subtract: loss on redemption of GulfMark term notes (1)	(9,886)

Pro forma adjustment	$(484)

Accumulated other comprehensive loss :
Remove GulfMark balance	$(772)

(1)

The loss on redemption of GulfMark’s term notes reflects the payment of the make whole premium, which is a condition of redemption of the term notes for any early redemption payments. The expected cash payment to redeem the GulfMark term notes is $109.9 million, and the carrying value of the term notes at June 30, 2018 is $100.0 after making a fair value adjustment for the acquisition method of accounting. The difference in these balances results in a redemption loss of $9.9 million. The loss is non-recurring and presented as an adjustment to Tidewater’s Retained (deficit) earnings, and it is not included in Tidewater’s unaudited pro forma statement of operations.

Note 4. Tidewater Reorganization Pro Forma Adjustments

Tidewater Inc.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

For The Twelve Months Ended December 31, 2017

	Successor	Predecessor
	Period From August 1, 2017 through December 31, 2017	Period From April 1, 2017 through July 31, 2017	Period from January 1, 2017 through March 31, 2017	Pro Forma Adjustments		Pro Forma Tidewater As Adjusted (Note 3)
	(in thousands, except share and per share data)
Revenues:
Vessel revenues	$171,884	$146,597	$156,905	$—		$475,386
Other operating revenues	6,869	4,772	3,844	—		15,485

	178,753	151,369	160,749	—		490,871

Costs and expenses:
Vessel operating costs	120,502	116,438	$80,845	(18,051)	(aa)	299,734
Costs of other operating revenues	3,792	2,348	2,689	—		8,829
General and administrative	46,619	41,832	41,727	(23,639)	(bb)	106,539
Vessel operating leases	1,215	6,165	8,443	—		15,823
Depreciation and amortization	20,337	47,447	37,592	(54,569)	(cc)	50,807
Gain on asset dispositions, net	(6,616)	(3,561)	(6,064)	—		(16,241)
Asset impairments	16,777	184,748	64,857	—		266,382

	202,626	395,417	230,089	(96,259)		731,873

Operating loss	(23,873)	(244,048)	(69,340)	96,259		(241,002)
Other income (expenses):
Foreign exchange gain (loss)	(407)	(3,181)	664	—		(2,924)
Equity in net earnings of unconsolidated companies	2,130	4,786	2,841	594	(dd)	10,351
Interest income and other, net	2,771	2,384	1,588	—		6,743
Reorganization items	(4,299)	(1,396,905)	—	1,401,204	(bb)	—
Interest and other debt costs, net	(13,009)	(11,179)	(21,008)	14,341	(ee)	(30,855)

	(12,814)	(1,404,095)	(15,915)	1,416,139		(16,685)

Loss before income taxes	(36,687)	(1,648,143)	(85,255)	1,512,398		(257,687)
Income tax (benefit) expense	2,039	(1,234)	1,717	—		2,522

Net loss	(38,726)	(1,646,909)	(86,972)	1,512,398		(260,209)
Less: Net income attributable to noncontrolling interests	540	—	7,883	—		8,423

Net loss attributable to Tidewater Inc.	$(39,266)	$(1,646,909)	$(94,855)	$1,512,398		$(268,632)

Basic loss per common share	$(1.82)	$(34.95)	$(2.01)			$(12.47)

Diluted loss per common share	$(1.82)	$(34.95)	$(2.01)			$(12.47)

Weighted average common shares outstanding	21,539,143	47,121,330	47,080,783			21,539,143

Diluted weighted average common shares	21,539,143	47,121,330	47,080,783			21,539,143

Explanations to the footnotes of the Tidewater Reorganization adjustments:

(aa)

Reflects the recognition of a change in accounting policy of the successor entity (i.e., Tidewater) following its emergence from chapter 11 bankruptcy reorganization. Under the new policy, Tidewater began capitalizing drydock costs and amortizing the costs over 30 months. The previous accounting policy was to expense these costs as incurred. This adjustment reflects the new policy as of January 1, 2017, and adjusts Tidewater’s predecessor period by removing these drydocking costs. Refer to pro forma adjustment (cc) for Depreciation and amortization for the incremental amortization expense resulting from the change in accounting policy.

(bb)

Reflects the removal of Reorganization items and pre-petition legal and professional fees that are classified within General and administrative within the predecessor period of Tidewater. All expenses are directly related to the Tidewater Reorganization and are non-recurring. Also reflected in this pro forma adjustment is an adjustment for seven months of amortization income from intangible liabilities that were recorded as a result of the application of fresh start accounting.

(cc)

Reflects the adjustment to Depreciation and amortization expense for the predecessor entity of Tidewater based on the application of fresh start accounting as of January 1, 2017. The adjustment includes the removal of predecessor entity Depreciation and amortization on the depreciable assets (i.e., properties and equipment) that were valued as part of fresh start accounting, and the addition of seven months of depreciation based on Tidewater’s depreciable assets that were valued as part of fresh start accounting fair values. Depreciation is based on the fair value of depreciable assets and the estimated economic useful at the time of emergence (July 31, 2017). The approximate average economic useful life of the vessels was 12.0 years and the average economic useful life of other properties and equipment was 5.0 years. This adjustment also includes amortization of drydock costs for the change in accounting policy adopted by Tidewater at emergence, as described above in pro forma adjustment (aa). The drydock costs reflect the amortization from the time a cost was incurred to the point of Tidewater’s emergence using a 30 month amortization base period.

Pro forma adjustment to Depreciation and amortization:
Remove Predecessor Tidewater depreciation on properties and equipment valued at fresh start	$(84,984)
Add: Depreciation on properties and equipment valued at fresh start for seven month Predecessor period	28,211
Add: Amortization of capitalized drydock expenses	2,204

Pro forma adjustment	$(54,569)

(dd)

Reflects the amortization of the equity method basis difference between Tidewater’s fair value investment in unconsolidated companies and the carrying value of its share of net assets in unconsolidated companies. The basis difference to amortize was approximately $10.2 million and is amortized over ten years. Because the basis difference was negative as a result the carrying value of net assets exceeding the fair value of Tidewater’s investment, this adjustment reflects seven months of amortized income to Equity in net earnings of unconsolidated companies.

(ee)

Reflects the elimination of previously recorded interest expense of the predecessor entity of Tidewater and the addition of pro forma interest expense based on the terms of Tidewater’s debt facilities that included New secured notes and four tranches of Troms Offshore borrowings. The pro forma interest expense also includes the amortization of discounts and premiums on these debt instruments using the effective interest method of amortization.

Pro forma adjustment to Interest and other debt costs, net:
Remove Predecessor Interest and other debt costs, net (April 1 through July 31)	$11,179
Remove Predecessor Interest and other debt costs, net (January 1 through March 31)	21,008
Add: Successor pro forum Interest and other debt costs, net (January 1 through July 31)	(17,846)

Pro forma adjustment	$14,341

Note 5. GulfMark Reorganization Pro Forma Adjustments

GulfMark Offshore, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2017

	Successor	Predecessor
	Period From November 15, 2017 through December 31, 2017	Period From January 1, 2017 through November 14, 2017	Pro Forma Adjustments		Pro Forma GulfMark As Adjusted (Note 3)
	(in thousands, except share and per share data)
Revenues:
Vessel revenues	$13,652	$88,608	$—		$102,260
Other operating revenues	79	520	—		599

	13,731	89,128	—		102,859

Costs and expenses:
Vessel operating costs	9,997	76,152	(5,432)	(vv)	80,717
Costs of other operating revenues	—	—	—		—
General and administrative	3,408	50,230	(17,861)	(ww)	35,777
Vessel operating leases	—	—	—		—
Depreciation and amortization	4,425	47,721	(16,359)	(xx)	35,787
(Gain) loss on asset dispositions, net	—	5,207	—		5,207
Asset impairments	—	—	—		—

	17,830	179,310	(39,652)		157,488

Operating loss	(4,099)	(90,182)	39,652		(54,629)
Other income (expenses):
Foreign exchange gain (loss)	(439)	(270)	—		(709)
Interest income and other, net	57	26	—		83
Reorganization items	(969)	(319,922)	320,891	(ww)	—
Interest and other debt costs, net	(1,343)	(28,815)	19,716	(yy)	(10,442)

	(2,694)	(341,981)	340,607		(11,068)

Loss before income taxes	(6,793)	(439,163)	380,259		(65,697)
Income tax (benefit) expense	(10,304)	(38,244)	38,214	(zz)	(10,334)

Net income (loss)	$3,511	$(400,919)	$342,045		$(55,363)

Basic loss per common share	$0.35	$(15.47)			$(5.54)

Diluted loss per common share	$0.35	$(15.47)			$(5.54)

Weighted average common shares outstanding	9,998,000	25,917,000			9,998,000

Diluted weighted average common shares	9,998,000	25,917,000			9,998,000

Explanations to the footnotes of the GulfMark Reorganization adjustments:

(vv)

Reflects the recognition of a change in accounting policy of the successor entity of GulfMark following its emergence from chapter 11 bankruptcy reorganization. Under the new policy, GulfMark began capitalizing drydock costs and amortizing the costs over 30 months. The previous accounting policy was to expense these costs as incurred. This adjustment reflects the new policy as of January 1, 2017, and adjusts GulfMark predecessor period by removing these drydocking costs. Refer below to pro forma adjustment (xx) for Depreciation and amortization for the incremental amortization expense resulting from the change in accounting policy.

(ww)

Reflects the removal of Reorganization items and pre-petition legal and professional fees that are classified within General and administrative within the predecessor period of GulfMark. All expenses are directly related to the GulfMark Reorganization and are non-recurring.

(xx)

Reflects the adjustment to Depreciation and amortization expense for the predecessor entity of GulfMark based on the application of fresh start accounting as of January 1, 2017. The adjustment includes the removal of predecessor entity depreciation and amortization and includes approximately 10.5 months of depreciation based on GulfMark’s depreciable assets (i.e., properties and equipment). Depreciation is based on the fair value of depreciable assets and the estimated economic useful at the time of emergence (November 14, 2017). The average economic useful life of the vessels was 9.5 years and the average economic useful life of other properties and equipment was 6.0 years. The pro forma depreciation adjustment for the predecessor entity of GulfMark resulted in a reduction of approximately $17.8 million.

This adjustment also includes amortization of drydock costs for the change in accounting policy adopted by GulfMark at emergence, as described above in pro forma adjustment (vv). The drydock costs reflect the amortization from the time a cost was incurred to the point of GulfMark’s emergence using a 30 month amortization base period. Amortization expense increased by approximately $1.4 million.

Pro forma adjustment to Depreciation and amortization:
Remove Predecessor GulfMark depreciation on properties and equipment valued at fresh start	$(47,721)
Add: Depreciation on properties and equipment valued at fresh start for Predecessor period	29,874
Add: Amortization of capitalized drydock expenses	1,488

Pro forma adjustment	$(16,359)

(yy)

Reflects the elimination of interest expense recorded at the predecessor entity of GulfMark which was associated with GulfMark’s former senior notes that were converted into equity instruments of the successor entity (i.e., GulfMark) upon emergence from chapter 11 bankruptcy reorganization. Other bank facilities of the predecessor entity were repaid in full in accordance with the terms of the bankruptcy. This adjustments also reflects recording pro forma interest expense based on the terms of GulfMark’s financing facility and the borrowing of $100 million term loan as of January 1, 2017. Interest includes amortization of issuance costs related to the entire financing facility plus the unused capacity fee related to the $25 million revolving credit component of the financing facility. For purposes of these unaudited pro forma financial statements, the revolving credit facility is assumed to remain unused during the periods presented in these statements of operations.

Pro forma adjustment to Interest and other debt costs, net:
Remove Predecessor Interest and other debt costs, net	$28,815
Add: Successor pro forma Interest and other debt costs, net	(9,099)

Pro forma adjustment	$19,716

(zz)	Reflects the current period tax effects from the fresh start adjustments that relate primarily to the U.S. vessels.

Note 6. Reclassification of GulfMark Historical Financial Statements

The historical financial statement information of GulfMark was derived from the consolidated financial statements included in GulfMark’s Annual Report on Form 10-K for the year ended December 31, 2017 and the unaudited condensed consolidated financial statements on Form 10-Q for the six months ended June 30, 2018.

The GulfMark historical financial information as presented includes the following reclassifications to conform to Tidewater’s financial statement presentation.

Statement of Operations for the Six Months Ended June 30, 2018

Financial Statement Line Item	GulfMark Historical as filed	GulfMark Historical as presented
	(in thousands)
Revenue	$320	$—
Other operating revenues	—	320
Revenue	543	—
Vessel operating costs	—	543
Direct operating expenses	41,997	—
Vessel operating costs	—	41,997

Statement of Operations for the Twelve Months Ended December 31, 2017

Financial Statement Line Item	GulfMark Historical as filed	GulfMark Historical as presented
	(in thousands)
Revenue (Predecessor)	$520	$—
Other operating revenues (Predecessor)	—	520
Revenue (Successor)	79	—
Other operating revenues (Successor)	—	79
Revenue (Predecessor)	899	—
Vessel operating costs (Predecessor)	—	899
Revenue (Successor)	138	—
Vessel operating costs (Successor)	—	138
Pre-petition restructuring charges (Predecessor)	17,861	—
General and administrative (Predecessor)	—	17,861
Pre-petition restructuring charges (Successor)	1	—
General and administrative (Successor)	—	1
Direct operating expenses (Predecessor)	69,821	—
Vessel operating costs (Predecessor)	—	69,821
Direct operating expenses (Successor)	9,859	—
Vessel operating costs (Successor)	—	9,859

Balance Sheet as of June 30, 2018

Financial Statement Line Item	GulfMark Historical as filed	GulfMark Historical as presented
	(in thousands)
Inventory	$1,686	$—
Marine operating supplies	—	1,686
Prepaid expenses	6,171	—
Other current assets	—	6,171
Other accounts receivable	3,778	—
Other current assets	—	3,778
Construction in progress	255	—
Net properties and equipment	—	255
Accrued personnel costs	5,298	—
Accrued expenses	—	5,298
Accrued interest expense	380	—
Accrued expenses	—	380
Other accrued liabilities	3,680	—
Accrued expenses	—	3,680
Accrued professional fees	644	—
Accrued expenses	—	644
Other income taxes payable	17,562	—
Other liabilities	—	17,562

DIRECTORS OF TIDEWATER FOLLOWING THE BUSINESS COMBINATION

Upon consummation of the first merger, Tidewater will cause the size of the Tidewater Board to be increased from seven to ten directors, to be comprised of the following directors, effective as of the effective time of the first merger:

•

seven directors selected by Tidewater, who initially will be John T. Rynd, Thomas R. Bates, Jr., Alan J. Carr, Randee E. Day, Dick Fagerstal, Steven L. Newman and Larry T. Rigdon (all seven members of the current Tidewater Board); and

•	three directors selected by GulfMark, who initially will be Louis Raspino, Robert Tamburrino, and Kenneth Traub.

Tidewater has agreed to cause each of the GulfMark designated directors to be included in the slate of nominees recommended by the Tidewater Board to the Tidewater stockholders for election as directors at the next annual meeting of Tidewater stockholders to occur following the effective time of the first merger and has further agreed to use no less rigorous efforts to solicit proxies in favor of the GulfMark designated directors than the manner in which Tidewater supports all other nominees proposed by the Tidewater Board at such meeting. However, if following the completion of the business combination, (i) the Tidewater Board determines in good faith that including a GulfMark designated director in the slate of nominees for election as a director at the next annual meeting would be a breach of its fiduciary duties under applicable legal requirement, or (ii) any GulfMark designated director resigns or is unable to serve for any other reason prior to the first anniversary following the next annual meeting, (each such GulfMark designated director defined as a “removed designee”), then, in each such case, the remaining GulfMark designated directors will select a replacement for such removed designee that is reasonably satisfactory to the Tidewater Board.

At the effective time of the first merger, the Tidewater bylaws will be amended as necessary to provide for the foregoing commitments. Such provision may not be amended prior to the first anniversary of the first annual meeting of Tidewater stockholders following the completion of the business combination without the affirmative vote of at least 85% of the Tidewater Board.

INFORMATION REGARDING TIDEWATER DIRECTORS FOLLOWING THE BUSINESS COMBINATION

Director Biographies

A biography of each director of Tidewater immediately following the consummation of the business combination is set forth below. The information in each biography is presented as of October 12, 2018.

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
Thomas R. Bates, Jr., 69 Chairman of the Board Member of the Compensation Committee and Nominating and Corporate Governance Committee

Business and Leadership Experience: Mr. Bates has been an Adjunct Professor at the Neeley School of Business at Texas Christian University since January 2011 and currently serves as the Co-Chair of the Advisory Board for the Energy MBA Program. Mr. Bates began his career with Shell Oil Company where he was responsible for aspects of drilling research and operations. He served as President of the Anadrill division of Schlumberger Limited from 1992 to 1997, Chief Executive Officer of Weatherford Enterra, Inc. from 1997 to 1998, Senior Vice President and Discovery Group President of Baker Hughes Incorporated from 1998 to 2000, and Managing Director and Senior Advisor of Lime Rock Partners from 2002 to 2012. Mr. Bates holds B.S.E., M.S.E., and Ph.D. degrees in Mechanical Engineering from the University of Michigan. Mr. Bates currently serves as Chairman and Director of both Independence Contract Drilling, Inc. and Vantage Drilling International. He also serves on the boards of Alacer Gold Corporation, TETRA Technologies, Inc. and Wellflex Energy Partners, LLC. He previously served on the boards of FTS International Inc., T-3 Energy Services, Inc., Hercules Offshore, Inc. and NATCO Group, Inc.

2017

Alan J. Carr, 48 Chairman of the Nominating and Corporate Governance Committee and Member of the Compensation Committee

Business and Leadership Experience: Mr. Carr has served as the Chief Executive Officer and Managing Member of Drivetrain, LLC, a fiduciary services firm which supports the investment community, since 2013. Mr. Carr practiced as a corporate restructuring attorney at Ravin, Sarasohn, Baumgarten, Fisch & Rosen from 1995 to 1997 and at Skadden, Arps, Slate, Meagher & Flom LLP from 1997 to 2003. From 2003 to 2013, he served as the Managing Director at Strategic Value Partners LLC, an investment manager for hedge funds and private equity funds. Mr. Carr holds a B.A. in Economics from Brandeis University and a J.D. from Tulane Law School. Mr. Carr currently serves on the boards of Sears Holdings Corp., TEAC Corporation, Verso Corporation, and Midstates Petroleum Company. He previously served on the boards of LightSquared Inc. and LightSquared LLP.

2017

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
Randee E. Day, 69 Member of the Audit Committee and Nominating and Corporate Governance Committee

Business and Leadership Experience: Ms. Day has served as the Chief Executive Officer of Goldin Maritime, LLC, since 2016. She previously led the boutique restructuring and advisory firm Day & Partners, LLC from 2011 to 2016; and in 2011, she served as the interim Chief Executive Officer of DHT Maritime, Inc. Ms. Day served as a Managing Director at the Seabury Group, a transportation advisory firm from 2004 to 2010, where she led the maritime practice and was the Division Head of JP Morgan’s shipping group in New York from 1978 to 1985. Ms. Day currently serves as a director on the boards of Eagle Bulk Shipping Inc. and International Seaways, Inc. She has previously served on the boards of numerous public companies, including TBS International Ltd., Ocean Rig ASA, DHT Maritime Inc. and Excel Maritime. Ms. Day is a graduate of the School of International Relations at the University of Southern California and undertook graduate business studies at The George Washington University. In December 2014, she graduated from the Senior Executives in National and International Security Program at the Kennedy School at Harvard University.

2017

Dick Fagerstal, 57 Chairman of the Audit Committee

Business and Leadership Experience: Mr. Fagerstal has served as Chairman and Chief Executive Officer of Global Marine Holdings LLC and Executive Chairman of Global Marine Systems Ltd. since 2014. He previously served as a director of Frontier Oil Corporation. He served in the Royal Swedish Army (Special Forces) from 1979 to 1983. Mr. Fagerstal was previously employed by Seacor Holdings, Inc. serving as Senior Vice President, Finance & Corporate Development from 2003 to 2014 and as Vice President Finance & Treasurer from 2002 to 2003. Mr. Fagerstal served as Executive Vice President, Chief Financial Officer and director of Era Group Inc. from 2011 to 2012. Mr. Fagerstal was the Senior Vice President and Chief Financial Officer and director of Chiles Offshore Inc. from 1997 to 2002 and served as a banker in various positions at DnB NOR Bank ASA from 1986 to 1997. Mr. Fagerstal received a B.S. in Economics from the University of Gothenburg in 1984 and an M.B.A. in Finance as a Fulbright Scholar from New York University in 1986.

2017

Name, Age and Position	Business and Leadership Experience	Tidewater Director since

Steven L. Newman, 53 Chairman of the Compensation Committee and Member of the Audit Committee

Business and Leadership Experience: Mr. Newman served as the Chief Executive Officer at Transocean Ltd. from March 2010 to February 2015 and as President from May 2008 to February 2015. He served as the Chief Operating Officer of Transocean Ltd. from May 2008 to November 2009 and held various other positions with Transocean beginning in 1994. Prior to working with Transocean, he served as a Financial Analyst at Chevron from 1992 to 1994, and was a Reservoir Engineer with Mobil E&P, US from 1989 to 1990. Mr. Newman currently serves as a director of Dril-Quip, Inc. and of SNC-Lavalin Group Inc. He previously served as a director of Transocean Ltd. and of Bumi Armada Berhad. Mr. Newman received a B.S. in Petroleum Engineering from the Colorado School of Mines and an MBA from the Harvard University Graduate School of Business.

		2017

Larry T. Rigdon, 70

Business and Leadership Experience: Mr. Rigdon, who was initially appointed to serve as an independent director in connection with the Restructuring, served as Tidewater’s interim President and Chief Executive Officer between October 16, 2017 and March 5, 2018. He has nearly 40 years of experience in the offshore oil and gas industry. Mr. Rigdon worked as a consultant for FTI Consulting from 2015 to 2016 and for Duff and Phelps, LLC from 2010 to 2011. He served as the Chairman and Chief Executive Officer of Rigdon Marine from 2002 to 2008. Previously at Tidewater, Mr. Rigdon served as an Executive Vice President from 2000 to 2002, a Senior Vice President from 1997 to 2000, and a Vice President from 1992 to 1997. Before working at Tidewater, he served as Vice President at Zapata Gulf Marine from 1985 to 1992, and in various capacities, including Vice President of Domestic Divisions from 1983 to 1985, at Gulf Fleet Marine from 1977 to 1985. Mr. Rigdon currently serves as a director of Professional Rental Tools, LLC. He formerly served as a director of Jackson Offshore Holdings, Terresolve Technologies, GulfMark Offshore, and Rigdon Marine.

		2017

John T. Rynd, 60	Business and Leadership Experience: Mr. Rynd was appointed to serve as Tidewater’s president, chief executive officer, and a director effective March 5, 2018. He served as an outside director of Hornbeck Offshore, Inc. from 2011 to February 2018. From 2008 through 2016, Mr. Rynd served as President, Chief Executive Officer, and a director of Hercules Offshore, Inc., a publicly traded global provider of offshore contract drilling and liftboat services (“Hercules”). On August 13, 2015, Hercules and certain of its subsidiaries filed voluntary petitions for relief under the	2018

Name, Age and Position	Business and Leadership Experience	Tidewater Director since

provisions of Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On November 6, 2015, Hercules emerged from bankruptcy. On June 5, 2016, Hercules again filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On December 2, 2016, Hercules’ assets were transferred to the HERO Liquidating Trust, and the common stock was canceled pursuant to its Chapter 11 plan. Prior to his time with Hercules, Mr. Rynd spent 11 years with Noble Drilling Services, Inc., where he served in a variety of management roles. Earlier in his career, he served in various roles of increasing levels of responsibility with Chiles Offshore and Rowan Companies. Mr. Rynd served as Chairman of the National Ocean Industries Association (NOIA) from 2014-15 and currently holds an Ex-Officio position on the Executive Committee. He currently serves on the board of directors of Fieldwood Holdings LLC (a portfolio company of Riverstone Holdings LLC), which is focused on the acquisition and development of conventional oil and gas assets in North America, including the Gulf of Mexico.

Robert P. Tamburrino, 62

Business and Leadership Experience: Mr. Tamburrino served as an Operating Partner for affiliates of Q Investments, L.P. from September 2006 through June 2016. Mr. Tamburrino served as the Chief Restructuring Officer and member of the Office of Chief Executive at Vantage Drilling International from March 21, 2016 to June 23, 2016. He served as the president and manager of Key 3 Casting, LLC from November 2009 through December 2013, following his roles as the Chief Executive Officer, President and Chief Operating Officer of INTERMET Corporation, and Chief Executive Officer and Chairman of the Board of Environmental Systems Products, an auto emissions testing business. He served as the Chief Financial Officer of Milgard Manufacturing, a Masco company from September 2004 through August 2006. He served in the Chief Financial Officer, Treasurer and Vice President, and Chief Operating Officer roles of Old Ladder Co. (DE), Inc. (also known as Werner Holding Co. (DE), Inc.) during December 1998 to April 2002. Prior to joining Werner Holding, he served in financial roles for Usinor subsidiaries from 1991 through 1998 including Chief Financial Officer for the steel service center group of Usinor, Senior Vice President and Chief Financial Officer of Francosteel Corporation, and Executive Vice President and Chief Financial Officer of Edgcomb Metals Company. He held financial and Chief Executive Officer positions with Rome Cable Corp., a manufacturer and distributor of

N/A

Name, Age and Position	Business and Leadership Experience	Tidewater Director since

copper electrical wire and cable from 1984 to 1990 and was employed by KPMG Peat Marwick from 1978 to 1984. Mr. Tamburrino is a certified public account. Since 2016, Mr. Tamburrino has also served in advisory and consulting roles in the energy sector. He recently served on the boards of directors of SVP Worldwide (also known as Singer Company) and Alloy Die Casting. He currently serves as a director and chair of the finance committee for the Board of Directors of Basset Health Care Network, a non-profit. He graduated from Clarkson University, and has a Master of Business Administration from Columbia University.

Louis Raspino, 65

Business and Leadership Experience: Mr. Raspino’s career has spanned almost 40 years in the energy industry, most recently as Chairman of Clarion Offshore Partners, a partnership with Blackstone that served as its platform for pursuing worldwide investments in the offshore oil & gas services sector, from October 2015 until October 2017. Mr. Raspino served as President, Chief Executive Officer and a director of Pride International, Inc. from June 2005 until the company merged with Ensco plc in May 2011 and as its Executive Vice President and Chief Financial Officer from December 2003 until June 2005. From July 2001 until December 2003, he served as Senior Vice President, Finance and Chief Financial Officer of Grant Prideco, Inc. and from February 1999 until March 2001, he served as Vice President of Finance at Halliburton. Prior to joining Haliburton, Mr. Raspino served as Senior Vice President at Burlington Resources, Inc. from October 1997 until July 1998. From 1978 until its merger with Burlington Resources, Inc. in 1997, he held a variety of positions at Louisiana Land and Exploration Company, most recently as Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Raspino previously served as a director of Chesapeake Energy Corporation and chairman of its audit committee from March 2013 until March 2016, and as a director of Dresser-Rand Group, Inc., where he served as chairman of the compensation committee and member of the audit committee, from December 2005 until its merger into Siemens in June 2015. He has served as a director of Forum Energy Technologies, an NYSE-listed global oilfield products company, since January 2012 and currently serves as the chairman of its compensation committee. Mr. Raspino also currently serves on the board of The American Bureau of Shipping, where he is a member of the audit and compensation committees. Mr. Raspino has served as Chairman of the GulfMark Board since November 2017.

N/A

Name, Age and Position	Business and Leadership Experience	Tidewater Director since
Kenneth Traub, 57

Business and Leadership Experience: Mr. Traub has served as a Managing Partner of Raging Capital Management, LLC, a diversified investment firm, since December 2015. Prior to joining Raging Capital Management, LLC, he served as President and Chief Executive Officer of Ethos Management, LLC from 2009 through 2015. From 1999 until its acquisition by JDS Uniphase Corp. (“JDSU”) in 2008, Mr. Traub served as President and Chief Executive Officer of American Bank Note Holographics, Inc. (“ABNH”), a leading global supplier of optical security devices for the protection of documents and products against counterfeiting. Following the sale of ABNH, he served as Vice President of JDSU, a global leader in optical technologies and telecommunications. Mr. Traub currently serves on the boards of directors of the following public companies: (i) DSP Group, Inc., (NASDAQ-DSPG), a leading supplier of wireless chipset solutions for converged communications, since 2012, and where Mr. Traub has served as Chairman since 2017, (ii) Intermolecular, Inc., (NASDAQ-IMI), an innovator in materials sciences, since 2016 and where Mr. Traub has served as Chairman since 2018 and (iii) Immersion Corporation (NASDAQ: IMMR), a leading provider of haptics technology, since 2018, each of which is a Raging Capital Management, LLC portfolio company. Mr. Traub has previously served on the boards of numerous companies including MIPS Technologies, Inc., a provider of industry standard processor architectures and cores, from 2011 until the company was sold in 2013, Xyratex Limited, a leading supplier of data storage technologies, from 2013 until the company was sold in 2014, Vitesse Semiconductor Corporation, a supplier of integrated circuit solutions for next-generation carrier and enterprise networks, from 2013 until the company was sold in 2015, Athersys, Inc., a biotechnology company engaged in the discovery and development of therapeutic product candidates, from 2012 to 2016, A. M. Castle & Co., a specialty metals distribution company from, 2014 to 2016, IDW Media Holdings, Inc., a diversified media company, from 2016 to 2018, and as Chairman of MRV Communications, Inc., a supplier of communication networking equipment, from 2011 until the company was sold in 2017. Mr. Traub has served as a member of the GulfMark Board since November 2017. Mr. Traub earned a B.A. degree from Emory University and an M.B.A. from Harvard Business School.

N/A

Director Independence

In connection with nominating directors for election at the 2018 annual meeting, the Tidewater Board determined that six of Tidewater’s seven current directors—Messrs. Bates, Carr, Fagerstal, Newman, and Rigdon and Ms. Day—are independent. However, Mr. Rigdon, who was appointed as an independent director immediately following Tidewater’s emergence from bankruptcy (the “Restructuring”), was not independent during his five-month tenure as Tidewater’s interim president and chief executive officer (October 16, 2017—March 5, 2018). The seventh director, Mr. Rynd, who was appointed as Tidewater’s president, chief executive officer and director on March 5, 2018, is not independent.

The standards relied upon by the Tidewater Board in affirmatively determining whether a director is independent are the objective standards set forth in the corporate governance listing standards of the NYSE. In making independence determinations, the Tidewater Board evaluates responses to a questionnaire completed annually by each director regarding relationships and possible conflicts of interest between each director, Tidewater, and management. In its review of director independence, the Tidewater Board also considers any commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships any director may have with Tidewater or management of which it is aware.

Information Regarding the Tidewater Executive Officers

Information regarding each of Tidewater’s executive officers (other than Mr. Rynd, who also serves as a director and is included in the section above), including all offices held by the officer as of October 9, 2018, is as follows:

Name	Age	Position
Jeffrey A. Gorski	57	Chief Operating Officer and Executive Vice President since June 2012. Senior Vice President from January 2012 to May 2012. Prior to January 2012, Mr. Gorski was a Vice-President of Global Accounts with Schlumberger Inc., a publicly-held oilfield services company.

Quinn P. Fanning	55	Chief Financial Officer since September 2008. Executive Vice President since July 2008.

Bruce D. Lundstrom	55	Executive Vice President since August 2008. General Counsel and Secretary since September 2007. Senior Vice President from September 2007 to July 2008.

There are no family relationships between any of the directors or executive officers of Tidewater or any arrangements or understandings between any of the executive officers and any other person pursuant to which any of the executive officers were selected as an officer. Tidewater’s executive officers are appointed by, and serve at the pleasure of, the Tidewater Board.

ADDITIONAL INFORMATION ABOUT TIDEWATER

Business

Tidewater, a Delaware corporation that is listed on the NYSE under the symbol “TDW,” provides offshore support vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of marine service vessels. Tidewater was incorporated in 1956 and conducts its operations through wholly-owned United States (U.S.) and international subsidiaries, as well as through joint ventures in which Tidewater has either majority interests, (non-controlling interests generally in order to satisfy local ownership or local content requirements). On July 31, 2017, Tidewater successfully emerged from Chapter 11 bankruptcy proceedings.

Explanatory Note Regarding the Change in Fiscal Year End

On September 12, 2017, the Tidewater Board approved changing Tidewater’s fiscal year from a fiscal year ending on March 31 to a fiscal year ending on December 31, beginning with the period ending December 31, 2017. A Transition Report on Form 10-K covering the period from April 1, 2017 to December 31, 2017, which is the period between the close of Tidewater’s immediately prior fiscal year and the opening date of Tidewater’s newly selected fiscal year, was filed with the SEC on March 15, 2018.

About Tidewater

Tidewater’s vessels and associated vessel services provide support for all phases of offshore exploration, field development and production. These services include towing of, and anchor handling for, mobile offshore drilling units, transporting supplies and personnel necessary to sustain drilling, workover and production activities, offshore construction and seismic and subsea support, and a variety of specialized services such as pipe and cable laying.

Tidewater has one of the broadest geographic operating footprints in the offshore energy industry with operations in most of the world’s significant offshore crude oil and natural gas exploration and production regions. Tidewater’s global operating footprint allows it to react quickly to changing local market conditions and to be responsive to the changing requirements of the many customers with which Tidewater believes it has strong relationships. Tidewater is also one of the most experienced international operators in the offshore energy industry with over 60 years of international experience.

Tidewater’s offshore support vessel fleet includes vessels that are operated under joint ventures, as well as vessels that have been stacked or withdrawn from service. At June 30, 2018, Tidewater owned or chartered 204 vessels (excluding 8 joint venture vessels, but including 66 stacked vessels) available to serve the global energy industry. Please refer to Note (1) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this joint proxy statement/prospectus for additional information regarding Tidewater stacked vessels.

Tidewater’s revenues, net earnings and cash flows from operations are largely dependent upon the activity level of its offshore support vessel fleet. As is the case with other offshore-focused energy service companies, Tidewater’s business activity is largely dependent on offshore exploration, field development and production activity by its customers. Tidewater’s customers’ business activity, in turn, is dependent on actual and expected crude oil and natural gas prices, which fluctuate depending on expected future levels of supply and demand for crude oil and natural gas, and on estimates of the cost to find, develop and produce reserves.

Reorganization of Tidewater

On July 31, 2017, Tidewater and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater and its Affiliated Debtors (the “Plan”). The Plan was confirmed on July 17, 2017 by the Bankruptcy Court. Refer to Note (2) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this joint proxy statement/prospectus for further details on Tidewater’s Chapter 11 bankruptcy and emergence.

Upon emergence of Tidewater from bankruptcy:

•

The lenders under Tidewater’s Fourth Amended and Restated Revolving Credit Agreement, dated as of June 21, 2013, the holders of senior notes, and the lessors from whom Tidewater leased 16 vessels (the “Sale Leaseback Parties”) (collectively, the “General Unsecured Creditors” and the claims thereof, the “General Unsecured Claims”) received their pro rata share of (a) $225 million of cash, (b) subject to the limitations discussed below, common stock and, if applicable, warrants (the “creditor warrants”) to purchase common stock, representing 95% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan as described below); and (c) new 8% fixed rate secured notes due in 2022 in the aggregate principal amount of $350 million (the “New Secured Notes”).

•

Tidewater’s existing shares of common stock were cancelled. Existing holders of Tidewater common stock received their pro rata share of common stock representing 5% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan) and six-year warrants to purchase additional shares of common stock of the reorganized company. These warrants were issued in two tranches, with the first tranche (the “Series A Warrants”) being exercisable immediately, at an exercise price of $57.06 per share, and the second tranche (the “Series B Warrants”) being exercisable immediately, at an exercise price of $62.28 per share. The Series A Warrants are exercisable for 2.4 million shares of common stock while the Series B Warrants are exercisable for 2.6 million shares of common stock. The Series A Warrants and the Series B Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business and are subject to the restrictions in the Tidewater certificate of incorporation that prohibits the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. If, during the six-month period immediately preceding the Series A and Series B Warrants’ termination date, a non-U.S. Citizen is precluded from exercising the warrant because of the foreign ownership limitations, then the holder thereof may exercise and receive, in lieu of shares of common stock, warrants identical in all material respects to the creditor warrants, with one such warrant being issued for each share of common stock into which the Series A or Series B Warrants were otherwise convertible.

•

To assure the continuing ability of certain vessels owned by Tidewater’s subsidiaries to engage in U.S. coastwise trade, the number of shares of Tidewater common stock that was otherwise issuable to the allowed General Unsecured Creditors was adjusted to assure that the foreign ownership limitations of the United States Jones Act are not exceeded. The Jones Act requires any corporation that engages in coastwise trade be a U.S. citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by non-U.S. citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. The Plan required that, at the time Tidewater emerged from bankruptcy, not more than 22% of the common stock will be held by non-U.S. citizens. To that end, the Plan provided for the issuance of a combination of common stock of the reorganized Tidewater and the creditor warrants exercisable for common stock of the reorganized Tidewater on a pro rata basis to any non-U.S. citizen among the allowed General Unsecured Creditors whose ownership of common stock, when combined with the shares to be issued to existing Tidewater stockholders that are non-U.S. citizens, would otherwise cause the 22% threshold to be exceeded. The creditor warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business. Generally, the creditor warrants are exercisable immediately at a nominal exercise price, subject to restrictions contained in the Warrant Agreement between Tidewater and the warrant agent regarding the creditor warrants designed to assure Tidewater’s continuing eligibility to engage in coastwise trade under the Jones Act that prohibit the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. Tidewater has established, under the Tidewater certificate of incorporation and through Depository Trust Corporation (DTC), appropriate measures to assure compliance with these ownership limitations.

•	The undisputed claims of other unsecured creditors such as customers, employees, and vendors, were paid in full in the ordinary course of business (except as otherwise agreed among the parties).

As of July 31, 2017, the date of Tidewater’s emergence from Chapter 11 bankruptcy (the “Emergence Date”), Tidewater and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, creditor warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. Tidewater successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

References to “Successor” or “Successor Company” relate to the financial position and results of operations of reorganized Tidewater subsequent to July 31, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of Tidewater through July 31, 2017.

Fresh-Start Accounting

Upon Tidewater’s emergence from Chapter 11 bankruptcy, on July 31, 2017, Tidewater qualified for and adopted fresh-start accounting in accordance with the provisions set forth in ASC 852, Reorganizations, as (i) the Reorganization Value of Tidewater assets immediately prior to the date of confirmation was less than the post-petition liabilities and allowed claims and (ii) the holders of Tidewater existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company. ASC 852 requires Tidewater to present its assets, liabilities, and equity as if it were a new entity upon emergence from bankruptcy. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in Tidewater’s consolidated financial statements and resulted in Tidewater becoming a new entity for financial reporting purposes.

Adopting fresh-start accounting results in a new financial reporting entity with no beginning retained earnings or deficit balance as of the fresh-start reporting date. Upon the adoption of fresh-start accounting, Tidewater assets and liabilities were recorded at their fair values as of the Emergence Date. Tidewater’s adoption of fresh-start accounting may materially affect its results of operations following the Emergence Date (primarily through a corresponding reduction in depreciation expense), as Tidewater will have a new basis in its assets and liabilities. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements after July 31, 2017 are not comparable with the financial statements prior to July 31, 2017. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

Concurrent with Tidewater’s emergence from Chapter 11 bankruptcy, Tidewater adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications and generally occur twice in every five-year period. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Under Tidewater’s new policy, costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel will continue to be expensed as incurred. Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Predecessor’s policy was to expense vessel recertification costs in the period incurred.

Upon emergence from Chapter 11 bankruptcy, the Successor Company, to better reflect the current offshore supply vessel market, changed the estimated useful lives for vessels previously having 25 year useful lives to 20 years. Additionally, assumed salvage values for vessels at the end of such vessels’ estimated useful life were changed from 10% of original cost at year 25 to not more than 7.5% of original cost at year 20.

Offices and Facilities

Tidewater’s worldwide headquarters and principal executive offices are located at 6002 Rogerdale Road, Suite 600, Houston, Texas 77072, and its telephone number is (713) 470-5300. Tidewater’s U.S. marine operations are based in Amelia, Louisiana and Houston, Texas. Tidewater conducts its international operations through facilities and offices located in over 30 countries. Tidewater’s principal international offices and/or warehouse facilities, most of which are leased, are located in Rio de Janeiro and Macae, Brazil, Ciudad Del Carmen, Mexico, Port of Spain, Trinidad; Aberdeen, Scotland; Amsterdam, Holland; Cairo, Egypt; Luanda and Cabinda, Angola; Lagos and Onne Port, Nigeria, Douala, Cameroon, Singapore, Al Khobar, Kingdom of Saudi Arabia, Dubai, United Arab Emirates, and Oslo and Tromso, Norway. Tidewater’s operations generally do not require highly specialized facilities, and suitable facilities are generally available on a leased basis as required.

Business Segments

During calendar year 2018 Tidewater’s Africa/Europe segment was split as a result of management realignment such that Tidewater’s operations in Europe and Mediterranean Sea regions and Tidewater’s West Africa regions are now separately reported segments. As such, Tidewater now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. Tidewater’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how Tidewater’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have also been recast to conform to the new segment alignment.

Tidewater’s principal customers in each of these business segments are large, international oil and natural gas exploration, field development and production companies (“IOCs”); select independent exploration and production (“E&P”) companies; foreign government-owned or government-controlled organizations and other related companies that explore for, develop and produce oil and natural gas (“NOCs”); drilling contractors; and other companies that provide various services to the offshore energy industry, including but not limited to, offshore construction companies, diving companies and well stimulation companies.

Tidewater’s vessels are dispersed throughout the major offshore crude oil and natural gas exploration, field development and production areas of the world. Although Tidewater considers, among other things, mobilization costs and the availability of suitable vessels in its fleet deployment decisions, and cabotage rules in certain countries occasionally restrict the ability of Tidewater to move vessels between markets, Tidewater’s diverse, mobile asset base and the wide geographic distribution of its vessels generally enable Tidewater to respond relatively quickly to changing market conditions and customer requirements.

Revenues in each of Tidewater’s segments are derived primarily from vessel time charter or similar contracts that are generally from three months to four years in duration as determined by customer requirements, and, to a lesser extent, from vessel time charter contracts on a “spot” basis, which is a short-term (one day to three months) agreement to provide offshore marine services to a customer for a specific short-term job. The base rate of hire for a term contract is generally a fixed rate, though some charter arrangements allow Tidewater to recover specific additional costs.

In each of Tidewater’s segments, and depending on vessel capabilities and availability, Tidewater vessels operate in the shallow, intermediate and deepwater offshore markets. The deepwater offshore market has been an increasingly important sector of the offshore crude oil and natural gas markets due to technological developments that have made deepwater exploration and development feasible and, if the commodity pricing environment improves, deepwater exploration and development could return to being a source of potential long-term growth for Tidewater. Deepwater oil and gas development typically involves significant capital investment and multi-year development plans. Such projects are generally underwritten by the participating exploration, field development and production companies using relatively conservative crude oil and natural gas pricing assumptions. Although these projects are generally less susceptible to short-term fluctuations in the price of crude oil and natural gas, deepwater exploration and development projects can be costly relative to other onshore and offshore exploration and development. As a result, the sustained low levels of crude oil prices has caused, and may continue to cause, many E&P companies to restrain their level of capital expenditures in regards to deepwater projects.

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this joint proxy statement/prospectus for a more detailed discussion of Tidewater’s segments, including the macroeconomic environment in which Tidewater operates. In addition, please refer to Note (17) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this joint proxy statement/prospectus for segment, geographical data and major customer information.

Geographic Areas of Operation

Tidewater’s fleet is deployed in the major global offshore oil and gas areas of the world. Revenues and operating profit derived from Tidewater operations along with total assets for Tidewater segments are summarized in the following table for the quarters and six month periods ended June 30, 2018 and 2017. Vessel revenues and operating costs relate to vessels owned and operated by Tidewater while other operating revenues relate to brokered vessels and other miscellaneous marine-related businesses.

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues:
Vessel revenues:
Americas	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific	22,406	27,766	40,794	54,444
Europe/Mediterranean Sea	13,357	11,031	22,980	21,197
West Africa	35,810	41,573	69,212	81,101

	104,174	112,257	191,668	269,162
Other operating revenues (A)	1,427	2,849	5,426	6,693

	$105,601	115,106	197,094	275,855

Vessel operating profit (loss):
Americas	$5,681	(15,699)	10,592	14,919
Middle East/Asia Pacific	625	(1,316)	(1,628)	(7,480)
Europe/Mediterranean Sea	(1,142)	(10,163)	(4,696)	(17,265)
West Africa	1,705	(2,774)	(48)	(8,127)

	6,869	(29,952)	4,220	(17,953)
Other operating profit (loss)	778	55	2,284	(170)

	7,647	(29,897)	6,504	(18,123)
Corporate general and administrative expenses	(7,810)	(14,702)	(14,494)	(36,459)
Corporate depreciation	(100)	(541)	(200)	(1,105)

Corporate expenses	(7,910)	(15,243)	(14,694)	(37,564)
Gain on asset dispositions, net	1,338	3,189	3,257	9,253
Asset impairments (B)	(1,215)	(163,423)	(7,401)	(228,280)

Operating loss	$(140)	(205,374)	(12,334)	(274,714)

Foreign exchange loss	(1,002)	(1,157)	(1,350)	(493)
Equity in net earnings (losses) of unconsolidated companies	390	4,517	(15,049)	7,358
Interest income and other, net	2,914	1,680	2,786	3,268
Reorganization items	—	(313,176)	—	(313,176)
Interest and other debt costs, net	(7,547)	(10,605)	(15,146)	(31,613)

Loss before income taxes	$(5,385)	(524,115)	(41,093)	(609,370)

Depreciation and amortization:
Americas	$3,530	10,748	6,843	22,045
Middle East/Asia Pacific	2,844	7,746	5,613	16,245
Europe/Mediterranean Sea	2,239	6,803	4,043	13,364
West Africa	4,067	9,595	8,093	19,411

	12,680	34,892	24,592	71,065
Other	5	854	10	1,709
Corporate	100	541	200	1,105

	$12,785	36,287	24,802	73,879

Additions to properties and equipment:
Americas	$1,230	27	2,267	27
Middle East/Asia Pacific	1,073	648	1,496	1,673
Europe/Mediterranean Sea	135	—	135	—
West Africa	—	274	1	368

	2,438	949	3,899	2,068
Other	—	—	—	—
Corporate (C)	1,659	678	1,876	7,632

	$4,097	1,627	5,775	9,700

(A)

Included in other operating revenues for the quarter and six months ended June 30, 2017, were $0.5 million and $0.8 million, respectively, of revenues related to Tidewater’s subsea business. The eight ROVs representing substantially all of Tidewater’s subsea assets were sold in December 2017.

(B)	Refer to Note (14) for additional information regarding asset impairment.
(C)	Included in Corporate are additions to properties and equipment relating to a vessel under construction which has not yet been assigned to a non-corporate reporting segment as of the dates presented.

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this joint proxy statement/prospectus for further information about segment revenues, operating profits and total assets by geographical areas in which Tidewater operates.

Tidewater Global Vessel Fleet

Tidewater operates one of the largest fleets of new offshore support vessels among its competitors in the industry. Tidewater will continue to carefully consider whether future proposed investments and transactions have the appropriate risk/return-on-investment profile.

The average age of Tidewater’s 204 owned vessels (excluding joint-venture vessels) at June 30, 2018 is approximately 9.4 years. The average age of Tidewater’s 138 active vessels at June 30, 2018 is 8.7 years. Of Tidewater’s 204 vessels, 97 are deepwater platform supply vessels (PSVs) or deepwater anchor handling towing supply (AHTS) vessels, and 85 vessels are non-deepwater towing-supply vessels, which include both smaller PSVs and smaller AHTS vessels that primarily serve the jack-up drilling market. Included within Tidewater “other” vessel class are 32 vessels which are primarily crew boats and offshore tugs.

At June 30, 2018, Tidewater had a commitment to build one deepwater PSV, with approximately 5,400 deadweight tons of cargo carrying capacity, at a total cost, including contract costs and other incidental costs, of approximately $51.9 million. At June 30, 2018, Tidewater had invested approximately $51.9 million in progress payments towards the construction of the vessel, and the remaining expenditures necessary to complete construction was estimated at $2.3 million. The total cost of the new-build vessel includes contract costs and other incidental costs. Tidewater took delivery of this vessel on July 31, 2018.

Further discussions of Tidewater’s vessel construction, acquisition and replacement program, including the various settlement agreements with certain international shipyards related to the construction of vessels and Tidewater’s capital commitments, scheduled delivery dates and recent vessel sales are disclosed in the “Vessel Count, Dispositions, Acquisitions and Construction Programs” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note (14) of “Notes to Consolidated Financial Statements” for the nine month transition period ended December 31, 2017 included in this joint proxy statement/prospectus.

The “Vessel Count, Dispositions, Acquisitions and Construction Programs” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this joint proxy statement/prospectus also contains a table comparing the actual December 31, 2017 and June 30, 2018 vessel counts and the average number of vessels by class and geographic distribution during the nine month transition period ended December 31, 2017 and the nine months ended December 31, 2016 and during the six month periods ended June 30, 2018 and 2017.

Tidewater Vessel Classifications

Tidewater’s vessels routinely move from one geographic region and reporting segment to another, and from one operating area to another operating area within the geographic regions and reporting segments. Tidewater discloses its vessel statistical information, including revenue, utilization and average day rates, by vessel class. Listed below are Tidewater’s three major vessel classes along with a description of the type of vessels categorized in each vessel class and the services the respective vessels typically perform. Tables comparing the average size of Tidewater’s vessel fleet by class and geographic distribution for the last three fiscal years are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this joint proxy statement/prospectus.

Deepwater Vessels

Deepwater vessels, in the aggregate, are generally Tidewater’s largest contributor to consolidated vessel revenue and vessel operating margin. Included in this vessel class are large PSVs (typically greater than 230-feet and/or with greater than 2,800 tons in dead weight cargo carrying capacity) and large, higher-horsepower AHTS vessels (generally greater than 10,000 horsepower). These vessels are generally chartered to customers for use in transporting supplies and equipment from shore bases to deepwater and intermediate water depth offshore drilling rigs and production platforms and for otherwise supporting intermediate and deepwater drilling, production, construction and maintenance operations. Deepwater PSVs generally have large cargo carrying capacities, both below deck (liquid mud tanks and dry bulk tanks) and above deck. Deepwater AHTS vessels are equipped to tow drilling rigs and other marine equipment, as well as to set anchors for the positioning and mooring of drilling rigs that generally do not have dynamic positioning capabilities. Many of Tidewater’s deepwater PSVs and AHTS vessels are outfitted with dynamic positioning capabilities, which allow the vessel to maintain an absolute or relative position when mooring to an offshore installation, rig or another vessel is deemed unsafe, impractical or undesirable. Many of Tidewater’s deepwater vessels also have oil recovery, firefighting, standby rescue and/or other specialized equipment. Tidewater’s customers have high standards in regards to safety and other operational competencies and capabilities, in part to meet the more stringent regulatory standards, especially in the wake of the 2010 Macondo incident.

Tidewater’s deepwater class of vessel also includes specialty vessels that can support offshore well stimulation, construction work, subsea services and/or serve as remote accommodation facilities. These vessels are generally available for routine supply and towing services, but these vessels are also outfitted, and primarily intended, for specialty services. For example, these vessels can be equipped with a variety of lifting and deployment systems, including large capacity cranes, winches or reel systems. Included in the specialty vessel category is Tidewater’s one multi-purpose platform supply vessel (“MPSV”). Tidewater’s MPSV is approximately 311 feet in length, has a 100-ton active heave compensating crane, a moonpool and a helideck and is designed for subsea service and light construction support activities. This vessel is significantly larger in size, more versatile, and more specialized than the PSVs discussed above, and typically commands a higher day rate.

Towing-Supply Vessels

Included in this class are non-deepwater AHTS vessels with horsepower below 10,000 BHP, and non-deepwater PSVs that are generally less than 230 feet. The vessels in this class perform the same respective functions and services as deepwater AHTS vessels and deepwater PSVs except towing-supply vessels are generally chartered to customers for use in intermediate and shallow waters.

Other Vessels

Tidewater’s “Other” vessels include crew boats, utility vessels and offshore tugs. Crew boats and utility vessels are chartered to customers for use in transporting personnel and supplies from shore bases to offshore drilling rigs, platforms and other installations. These vessels are also often equipped for oil field security missions in markets where piracy, kidnapping or other potential violence presents a concern. Offshore tugs are used to tow floating drilling rigs and barges; to assist in the docking of tankers; and to assist pipe laying, cable laying and construction barges.

Revenue Contribution by Major Classes of Vessels

Revenues from vessel operations were derived from the following classes of vessels in the following percentages:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Deepwater	48.9%	44.1%	50.1%
Towing-supply	43.3%	49.9%	43.0%
Other	7.8%	6.0%	6.9%

Subsea Services

Historically, Tidewater’s subsea services were composed primarily of seismic and subsea vessel support. During fiscal 2014, Tidewater expanded its subsea services capabilities by hiring a dedicated group of employees with substantial remotely operated vehicle (“ROV”) and subsea expertise and by purchasing six work-class ROVs. Two additional higher specification work-class ROVs were added to Tidewater’s fleet in fiscal 2015. In December 2017, Tidewater sold its ROV equipment and related assets for a total purchase price of $23 million. This equipment and related assets constituted substantially all of the remaining assets of the ROV business of Tidewater. While Tidewater is no longer a direct provider of ROV equipment, Tidewater intends to maintain expertise and the capability to provide subsea vessel support for potential future customer requirements.

Customers and Contracting

Tidewater’s operations are dependent upon the levels of activity in offshore crude oil and natural gas exploration, field development and production throughout the world, which is affected by trends in global crude oil and natural gas pricing, including expectations of future commodity pricing, which is ultimately influenced by the supply and demand relationship for these natural resources. The activity levels of Tidewater customers are also influenced by the cost of exploring for and producing crude oil and natural gas, which can be affected by environmental regulations, technological advances that affect energy production and consumption, significant weather conditions, the ability of Tidewater customers to raise capital, and local and international economic and political environments, including government mandated moratoriums.

The recent trend in crude oil prices and the current pricing outlook could lead to increased exploration, development and production activity as current prices for WTI and ICE Brent are approaching the range which some surveys have indicated that, if sustainable, Tidewater customers would begin to increase spending. However, a recovery in onshore exploration, development and production activity and spending, and in North American onshore activity and spending in particular, has already begun and is expected to continue to precede a recovery in offshore activity and spending, much of which takes place in the international markets. These same analysts also expect that any material improvements in offshore exploration and development activity would likely not occur until calendar year 2019 or calendar year 2020, the timing of which is generally consistent with the trend of the projected global working offshore rig count according to recent IHS-Markit reports. A discussion of current market conditions and trends appears under “Macroeconomic Environment and Outlook” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this joint proxy statement/prospectus.

Tidewater’s principal customers are IOCs; select independent E&P companies; NOCs; drilling contractors; and other companies that provide various services to the offshore energy industry, including but not limited to, offshore construction companies, diving companies and well stimulation companies.

Tidewater’s primary source of revenue is derived from time charter contracts on Tidewater vessels on a rate per day of service basis; therefore, vessel revenues are recognized on a daily basis throughout the contract period. As noted above, these time charter contracts are generally either on a term or “spot” basis. There are no material differences in the cost structure of Tidewater’s contracts based on whether the contracts are spot or term because the operating costs for an active vessel are generally the same without regard to the length of a contract.

The following table discloses Tidewater’s customers that accounted for 10% or more of total revenues:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Chevron Corporation (A)	17.4%	17.5%	17.5%
Saudi Aramco	10.1%	11.7%	10.8%

(A)

79%, 78% and 78% revenue generated by Chevron for the periods from August 1, 2017 through December 31, 2017 (Successor), April 1, 2017 through July 31, 2017 (Predecessor), and nine month period ended December 31, 2016 (Predecessor), respectively relates to activity in Angola. Please refer to Sonatide Joint Venture disclosure below.

While it is normal for Tidewater’s customer base to change over time as Tidewater’s vessel time charter contracts turn over, the unexpected loss of any of these significant customers could, at least in the short term, have a material adverse effect on Tidewater’s vessel utilization and its results of operations. Tidewater’s five largest customers in aggregate accounted for approximately 45% and 48% of Tidewater’s total revenues for the periods from August 1, 2017 through December 31, 2017 (Successor) and from April 1, 2017 through July 31, 2017 (Predecessor), respectively. The ten largest customers in aggregate accounted for approximately 64% and 69% of Tidewater’s total revenues for the periods from August 1, 2017 through December 31, 2017 (Successor) and from April 1, 2017 through July 31, 2017 (Predecessor), respectively.

Competition

The principal competitive factors for the offshore support vessel industry are the suitability and availability of vessels and related equipment, price and quality of service. In addition, the ability to demonstrate a strong safety record and attract and retain qualified and skilled personnel are also important competitive factors. Tidewater has numerous competitors in all areas in which it operates around the world, and the business environment in all of these markets is highly competitive.

Tidewater’s diverse, mobile asset base and the wide geographic distribution of its assets generally enables Tidewater to respond relatively quickly to changes in market conditions and to provide a broad range of vessel services to its customers around the world. Tidewater believes that size, age, diversity and geographic distribution of a vessel operator’s fleet, economies of scale and experience level in the many areas of the world are competitive advantages in the offshore support vessel industry.

Increases in worldwide vessel capacity generally have the effect of lowering charter rates, particularly when there are lower levels of exploration, field development and production activity, as has been the case since late calendar 2014 when oil prices began to trend lower.

According to IHS-Markit, the global offshore support vessel market had approximately 240 new-build offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) either under construction (215 vessels), on order or planned at the end of June 2018. The majority of the vessels under construction are scheduled to be delivered into the worldwide offshore vessel market within the next 12 to 24 months. The current worldwide fleet of these classes of vessels is estimated at 3,520 vessels, of which Tidewater estimates that a significant portion are stacked or are not being actively marketed by the vessels’ owners. The worldwide offshore marine vessel industry, however, also has a large number of aged vessels, including an estimated 550 vessels, or 16%, of the worldwide offshore fleet, that are at least 25 years old and nearing or exceeding original expectations of their estimated economic lives. An additional 445 vessels or 13% of the worldwide fleet, are at least 15 years old, but less than 25 years old. Older offshore support vessels, whether such vessels are at least 25 years old or at least 15 years old, could potentially be removed from the market in the future if the cost of extending such vessels’ lives is not economical, especially in light of recent market conditions.

Excluding the 550 vessels that are at least 25 years old from the overall population, Tidewater estimates that the number of offshore support vessels under construction (215 vessels) represents approximately 7% of the remaining worldwide fleet of approximately 2,970 offshore support vessels. Excluding the 995 vessels that are at least 15 years old from the overall population, the number of offshore support vessels under construction (215 vessels) represents approximately 9% of the remaining worldwide fleet of approximately 2,525 offshore support vessels.

Although the future attrition rate of the older offshore support vessels cannot be determined with certainty, Tidewater believes that the retirement and/or sale to owners outside of the oil and gas market of a vast majority of these aged vessels (a majority of which Tidewater believes have already been stacked or are not being actively marketed to oil and gas development-focused customers by the vessels’ owners) could mitigate the potential negative effects on vessel utilization and vessel pricing of (i) additional offshore support vessel supply resulting from the delivery of additional new-build vessels and (ii) reduced demand for offshore support vessels resulting from reduced offshore spending by Tidewater customers and potential customers. Similarly, the cancellation or deferral of delivery of some portion of the offshore support vessels that are under construction according to IHS-Markit could also mitigate the potential negative effects on vessel utilization and vessel pricing of reduced demand for offshore support vessels resulting from reduced offshore spending by E&P companies.

In addition, Tidewater and other offshore support vessel owners have selectively stacked more recently constructed vessels as a result of the significant reduction in Tidewater’s customers’ offshore oil and gas-related activity and the resulting more challenging offshore support vessel market that has existed since late calendar 2014. Tidewater has in the last 12 months been more actively selling/scrapping vessels Tidewater believes will not be marketable in the current and expected near term future. Should market conditions continue to remain depressed, the stacking or underutilization of recently constructed vessels by the offshore supply vessel industry will likely continue.

Challenges Tidewater Confronts as an International Offshore Vessel Company

Tidewater operates in many challenging operating environments around the world that present varying degrees of political, social, economic and other uncertainties. Tidewater operates in markets where risks of expropriation, confiscation or nationalization of Tidewater’s vessels or other assets, terrorism, piracy, civil unrest, changing foreign currency exchange rates, and changing political conditions may adversely affect Tidewater’s operations. Although Tidewater takes what it believes to be prudent measures to safeguard its property, personnel and financial condition against these risks, it cannot eliminate entirely the foregoing risks, though the wide geographic dispersal of Tidewater’s vessels helps reduce the overall potential impact of these risks.

In addition, immigration, customs, tax and other regulations (and administrative and judicial interpretations thereof) can have a material impact on Tidewater’s ability to work in certain countries and on Tidewater’s operating costs.

In some international operating environments, local customs or laws may require or make it advisable that Tidewater form joint ventures with local owners or use local agents. Tidewater is dedicated to carrying out its international operations in compliance with the rules and regulations of the Office of Foreign Assets Control, the Trading with the Enemy Act, FCPA, and other applicable laws and regulations. Tidewater has adopted policies and procedures to mitigate the risks of violating these rules and regulations.

Sonatide Joint Venture

Tidewater has previously disclosed the significant financial and operational challenges that it confronts with respect to its operations in Angola, as well as steps that Tidewater has taken to address or mitigate those risks. Most of Tidewater’s attention has been focused on three areas: (i) reducing the net receivable balance due to Tidewater from Sonatide, its Angolan joint venture with Sonangol, for vessel services; (ii) reducing the foreign currency risk created by virtue of provisions of Angolan law that require that payment for a significant portion of the services provided by Sonatide be paid in Angolan kwanza; and (iii) optimizing opportunities, consistent with Angolan law, for services provided by Tidewater to be paid for directly in U.S. dollars. These challenges, and Tidewater’s efforts to respond, continue.

Amounts due from Sonatide (due from affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $153 million and $230 million, respectively, represent cash received by Sonatide from customers and due to Tidewater, amounts due from customers that are expected to be remitted to Tidewater through Sonatide and costs incurred by Tidewater on behalf of Sonatide. Approximately $25 million of the balance at June 30, 2018 represents invoiced but unpaid vessel revenue related to services performed by Tidewater through the Sonatide joint venture. Remaining amounts due to Tidewater from Sonatide are, in part, supported by approximately $67 million of cash held by Sonatide, of which the equivalent of $43 million is denominated in Angolan kwanzas, pending conversion into U.S. dollars and subsequent expatriation. In addition, Tidewater owes Sonatide the aggregate sum of approximately $47 million, including $30 million in commissions payable by Tidewater to Sonatide. Tidewater monitors the aggregate amounts due from Sonatide relative to the amounts due to Sonatide.

For the six months ended June 30, 2018, Tidewater collected (primarily through Sonatide) approximately $51 million from its Angolan operations. Of the $51 million collected, approximately $47 million were U.S. dollars received by Sonatide on behalf of Tidewater or U.S. dollars received directly by Tidewater from customers. The balance of $4 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to Tidewater. Tidewater also reduced the respective due from affiliates and due to affiliates’ balances by approximately $55 million during the six months ended June 30, 2018 through netting transactions based on an agreement with the joint venture.

Amounts due to Sonatide (due to affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $47 million and $99 million, respectively, represents amounts due to Sonatide for commissions payable and other costs paid by Sonatide on behalf of Tidewater.

Tidewater believes that the process for converting Angolan kwanzas continues to function, but the relative scarcity of U.S. dollars in Angola continues to hinder the conversion process. Sonatide continues to press the commercial banks with which it has relationships to increase the amount of U.S. dollars that are made available to Sonatide.

For the six month period ended June 30, 2018, Tidewater’s Angolan operations generated vessel revenues of approximately $29 million, or 15%, of its consolidated vessel revenue, from an average of approximately 38 company-owned vessels that are marketed through the Sonatide joint venture (17 of which were stacked on average during the six months ended June 30, 2018). For the six months ended June 30, 2017, Tidewater’s Angolan operations generated vessel revenues of approximately $53 million, or 20%, of consolidated vessel revenue, from an average of approximately 53 company-owned vessels (23 of which were stacked on average during the six months ended June 30, 2017).

In addition to vessels that Sonatide charters from Tidewater, Sonatide owns seven vessels (five of which are currently stacked) and certain other assets, in addition to earning commission from company-owned vessels marketed through the Sonatide joint venture (owned 49% by Tidewater). As of June 30, 2018 and December 31, 2017, the carrying value of Tidewater’s investment in the Sonatide joint venture, which is included in

“Investments in, at equity, and advances to unconsolidated companies,” in Tidewater’s consolidated financial statements, was $0 and approximately $27 million, respectively. During the six months ended June 30, 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar was devalued from a ratio of approximately 168 to 1 to a ratio of approximately 250 to 1, or approximately 49%. As a result, Tidewater recognized 49% of the total foreign exchange loss, or approximately $20.6 million through equity in net earnings (losses) of unconsolidated companies.

Also during the quarter ended June 30, 2018, Tidewater received a dividend from Sonatide of $12.3 million which reduced the carrying value of Tidewater’s investment in Sonatide to zero. Approximately $4.9 million of dividends received in excess of the investment balance was recognized in earnings during the quarter ended June 30, 2018.

Management continues to explore ways to profitably participate in the Angolan market while evaluating opportunities to reduce the overall level of exposure to the increased risks that Tidewater believes characterize the Angolan market. Included among mitigating measures taken by Tidewater to address these risks is the redeployment of vessels from time to time to other markets. Redeployment of vessels to and from Angola since June 30, 2017 has resulted in a net eight vessels transferred out of Angola. Tidewater -owned vessels operating in Angola decreased by 47 vessels, from June 30, 2014 to June 30, 2018 (from 84 vessels to 37 vessels). Tidewater-owned active vessels decreased in the same period by 58 vessels (from 80 vessels to 22 vessels).

International Labour Organization’s Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention, 2006 (the “Convention”) mandates globally, among other things, seafarer living and working conditions (accommodations, wages, conditions of employment, health and other benefits) aboard ships that are engaged in commercial activities. Since its initial entry into effect on August 20, 2013, 84 countries have now ratified the Convention.

Tidewater continues to prioritize certification of its vessels to Convention requirements based on the dates of enforcement by countries in which Tidewater has operations, performs maintenance and repairs at shipyards, or may make port calls during ocean voyages. Once obtained, vessel certifications are maintained, regardless of the area of operation. Additionally, where possible, Tidewater continues to work with its operationally identified flag states to seek substantial equivalencies to comparable national and industry laws that meet the intent of the Convention and allow Tidewater to standardize operational protocols among its fleet of vessels that work in various areas around the world.

Government Regulation

Tidewater is subject to various United States federal, state and local statutes and regulations governing the ownership, operation and maintenance of its vessels. Tidewater’s U.S. flagged vessels are subject to the jurisdiction of the United States Coast Guard, the United States Customs and Border Protection, and the United States Maritime Administration. Tidewater is also subject to international laws and conventions and the laws of international jurisdictions where Tidewater and its offshore vessels operate.

Under the Jones Act, to be eligible to own or operate U.S.-flag vessels in U.S. coastwise trade, at least 75% of the outstanding shares of each class or series of the capital stock of Tidewater must be owned and controlled by U.S. citizens. For a company engaged in the U.S. coastwise trade to be deemed a U.S. citizen: (i) Tidewater must be organized under the laws of the United States or of a state, territory or possession thereof, (ii) each of the chief executive officer and the chairman of the Board of Directors of such corporation must be a U.S. citizen, (iii) no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens and (iv) at least 75% of the interest in such company must be owned and controlled by U.S. citizens. Tidewater has a dual stock certificate system to protect against non-U.S. citizens owning more than 25% of its common stock. In addition, The Tidewater certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24% and further provides Tidewater with certain remedies with respect to any transfer or purported transfer of shares of Tidewater common stock that would result in the ownership by non-U.S. citizens of more than 24% of its common stock. At the time of Tidewater’s emergence from bankruptcy on July 31, 2017, approximately 22% of Tidewater’s outstanding common stock was owned by non-US citizens. Based on information supplied to Tidewater by its transfer agent, less than 24% of Tidewater’s outstanding common stock was owned by non-U.S. citizens as of June 30, 2018.

Tidewater’s vessel operations in the U.S. GOM are considered to be coastwise trade. United States law requires that vessels engaged in the U.S. coastwise trade must be built in the U.S. and registered under U.S. flag. In addition, once a U.S. built vessel is registered under a non-U.S. flag, it cannot thereafter engage in U.S. coastwise trade. Therefore, Tidewater’s non-U.S. flagged vessels must operate outside of the U.S. coastwise trade zone. Of the total 204 vessels owned or operated by Tidewater at June 30, 2018, 195 vessels were registered under flags other than the United States and 9 vessels were registered under the U.S. flag.

All of Tidewater’s offshore vessels are subject to either United States or international safety and classification standards or sometimes both. U.S. flagged deepwater PSVs, deepwater AHTS vessels, towing-supply vessels, and crewboats are required to undergo periodic inspections generally twice within every five-year period pursuant to U.S. Coast Guard regulations. Vessels registered under flags other than the United States are subject to similar regulations and are governed by the laws of the applicable international jurisdictions and the rules and requirements of various classification societies, such as the American Bureau of Shipping.

Tidewater is in compliance with the International Ship and Port Facility Security (“ISPS”) Code, an amendment to the Safety of Life at Sea (“SOLAS”) Convention (1974/1988), and further mandated in the Maritime Transportation and Security Act of 2002 to align United States regulations with those of SOLAS and the ISPS Code. Under the ISPS Code, Tidewater performs worldwide security assessments, risk analyses, and develops vessel and required port facility security plans to enhance safe and secure vessel and facility operations. Additionally, Tidewater has developed security annexes for those U.S. flag vessels that transit or work in waters designated as high risk by the United States Coast Guard pursuant to the latest revision of Marsec Directive 104-6.

Environmental Compliance

During the ordinary course of business, Tidewater’s operations are subject to a wide variety of environmental laws and regulations that govern the discharge of oil and pollutants into navigable waters. Violations of these laws may result in civil and criminal penalties, fines, injunctions and other sanctions. Compliance with the existing governmental regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment has not had, nor is expected to have, a material effect on Tidewater. Environmental laws and regulations are subject to change, however, and may impose increasingly strict requirements, and, as such, Tidewater cannot estimate the ultimate cost of complying with such potential changes to environmental laws and regulations.

Tidewater is also involved in various legal proceedings that relate to asbestos and other environmental matters. The amount of ultimate liability, if any, with respect to these proceedings is not expected to have a material adverse effect on Tidewater’s financial position, results of operations, or cash flows. Tidewater is proactive in establishing policies and operating procedures for safeguarding the environment against any hazardous materials aboard its vessels and at shore-based locations.

Whenever possible, hazardous materials are maintained or transferred in confined areas in an attempt to ensure containment, if accidents were to occur. In addition, Tidewater has established operating policies that are intended to increase awareness of actions that may harm the environment.

Safety

Tidewater is dedicated to ensuring the safety of its operations for its employees, its customers and any personnel associated with Tidewater’s operations. Tidewater’s principal operations occur in offshore waters where the workplace environment presents many safety challenges. Management communicates frequently with company personnel to promote safety and instill safe work habits through the use of company media directed at, and regular training of, both Tidewater seamen and shore-based personnel. Personnel and resources are dedicated to ensure safe operations and regulatory compliance. Tidewater’s Director of Health, Safety, Environment and Security (“HSES”) Management is involved in numerous proactive efforts to prevent accidents and injuries from occurring. The HSES Director also reviews all incidents that occur throughout Tidewater, focusing on lessons that can be learned from such incidents and opportunities to incorporate such lessons into Tidewater’s on-going safety-related training. In addition, Tidewater employs safety personnel to be responsible for administering Tidewater’s safety programs and fostering Tidewater’s safety culture. Tidewater’s position is that each of its employees is a safety supervisor, who has the authority and the obligation to stop any operation that they deem to be unsafe.

Risk Management

The operation of any marine vessel involves an inherent risk of marine losses (including physical damage to the vessel) attributable to adverse sea and weather conditions, mechanical failure, and collisions. In addition, the nature of Tidewater’s operations exposes Tidewater to the potential risks of damage to and loss of drilling rigs and production facilities, hostile activities attributable to war, sabotage, piracy and terrorism, as well as business interruption due to political action or inaction, including nationalization of assets by foreign governments. Any such event may lead to a reduction in revenues or increased costs. Tidewater’s vessels are generally insured for their estimated market value against damage or loss, including war, acts of terrorism, and pollution risks, but Tidewater does not directly or fully insure for business interruption. Tidewater also carries workers’ compensation, maritime employer’s liability, director and officer liability, general liability (including third party pollution) and other insurance customary in the industry.

Tidewater seeks to secure appropriate insurance coverage at competitive rates, in part, by maintaining self-insurance up to certain individual and aggregate loss limits. Tidewater carefully monitors claims and participates actively in claims estimates and adjustments. Estimated costs of self-insured claims, which include estimates for incurred but unreported claims, are accrued as liabilities on Tidewater’s balance sheet.

The continued threat of terrorist activity and other acts of war or hostility have significantly increased the risk of political, economic and social instability in some of the geographic areas in which Tidewater operates. It is possible that further acts of terrorism may be directed against the United States domestically or abroad, and such acts of terrorism could be directed against properties and personnel of U.S. headquartered companies such as Tidewater’s. The resulting economic, political and social uncertainties, including the potential for future terrorist acts and war, could cause the premiums charged for the insurance coverage to increase. Tidewater currently maintains war risk coverage on its entire fleet.

Management believes that Tidewater’s insurance coverage is adequate. Tidewater has not experienced a loss in excess of insurance policy limits; however, there is no assurance that Tidewater’s liability coverage will be adequate to cover potential claims that may arise. While Tidewater believes that it should be able to maintain adequate insurance in the future at rates considered commercially acceptable, it cannot guarantee that such insurance will continue to be available at commercially acceptable rates given the markets in which Tidewater operates.

Seasonality

Tidewater’s global vessel fleet generally has its highest utilization rates in the warmer months when the weather is more favorable for offshore exploration, field development and construction work. Hurricanes, cyclones, the monsoon season, and other severe weather can negatively or positively impact vessel operations. In particular, Tidewater’s U.S. GOM operations can be impacted by the Atlantic hurricane season from the months of June through November, when offshore exploration, field development and construction work tends to slow or halt in an effort to mitigate potential losses and damage that may occur to the offshore oil and gas infrastructure should a hurricane enter the area. However, demand for offshore marine vessels typically increases in the U.S. GOM in connection with repair and remediation work that follows any hurricane damage to offshore crude oil and natural gas infrastructure. Tidewater’s vessels that operate offshore India in Southeast Asia and in the Western Pacific are impacted by the monsoon season, which moves across the region from November to April. Vessels that operate in the North Sea can be impacted by a seasonal slowdown in the winter months, generally from November to March. Although hurricanes, cyclones, monsoons and other severe weather can have a seasonal impact on operations, Tidewater’s business volume is more dependent on crude oil and natural gas pricing, global supply of crude oil and natural gas, and demand for Tidewater’s offshore support vessels and other services than on any seasonal variation.

Employees

As of June 30, 2018, Tidewater had approximately 4,513 employees worldwide, a reduction of approximately 953 from June 30, 2017, as a result of Tidewater’s efforts to reduce costs due to the downturn in the offshore oil services industry. Tidewater is not a party to any union contract in the United States but through several subsidiaries is a party to union agreements covering local nationals in several countries other than the United States. In the past, Tidewater has been the subject of a union organizing campaign for the U.S. GOM employees by maritime labor unions. These union organizing efforts have abated, although the threat has not been completely eliminated. If the employees in the U.S. GOM were to unionize, Tidewater’s flexibility in managing industry changes in the domestic market could be adversely affected.

Available Information

Tidewater makes available free of charge, on or through Tidewater’s website (www.tdw.com), Tidewater’s Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and amendments to such filings, as soon as reasonably practicable after each is electronically filed with, or furnished to, the SEC. You may read and copy any materials Tidewater files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The SEC maintains a website that contains Tidewater’s reports, proxy and information statements, and Tidewater’s other SEC filings. The address of the SEC’s website is www.sec.gov. Information appearing on Tidewater’s website is not part of any report that it files with the SEC.

Tidewater has adopted a Code of Business Conduct and Ethics (Code), which is applicable to its directors, chief executive officer, chief financial officer, principal accounting officer, and other officers and employees on matters of business conduct and ethics, including compliance standards and procedures. The Code is publicly available on Tidewater’s website at www.tdw.com. Tidewater will make timely disclosure by a Current Report on Form 8-K and on its website of any change to, or waiver from, the Code for Tidewater’s chief executive officer, chief financial officer and principal accounting officer. Any changes or waivers to the Code will be maintained on Tidewater’s website for at least 12 months. A copy of the Code is also available in print to any stockholder upon written request addressed to Tidewater Inc., 6002 Rogerdale Road, Suite 600, Houston, Texas, 77072.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements as of December 31, 2017 and June 30, 2018 and for the nine month transition period ended December 31, 2017 and for the six month periods ended June 30, 2018 and 2017 that Tidewater included in this joint proxy statement/prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Tidewater’s future results of operations could differ materially from its historical results or those anticipated in its forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” in this joint proxy statement/prospectus. With respect to this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the cautionary language applicable to such forward-looking statements described under “Forward-Looking Statements” found in this joint proxy statement/prospectus is incorporated by reference into this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Transition period ended December 31, 2017 Business Highlights and Key Focus

During the nine month transition period ended December 31, 2017, Tidewater continued to focus on identifying and implementing cost saving measures given the sharp reduction in revenues due to a continued challenging operating environment of lower crude oil prices and reduced customer spending (and reduced offshore spending by customers in particular). Key elements of Tidewater’s response to these conditions during the nine months ended December 31, 2017, included sustaining its offshore support vessel fleet and its global operating footprint and successfully completing the restructuring of its debt pursuant to the Plan, resulting in the strengthening of its balance sheet and its liquidity that is available to fund operations. During the period, operating management was focused on safe, compliant operations, minimizing unscheduled vessel downtime, improving the oversight over major repairs and maintenance projects and drydockings, and maintaining disciplined cost control.

On July 31, 2017, Tidewater completed its reorganization pursuant to the Plan.

Due to Tidewater’s change to its fiscal year end, this discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources during the transition period ended December 31, 2017 and the comparable unaudited nine-month period ended December 31, 2016.

At December 31, 2017, Tidewater had 227 owned or chartered vessels (excluding joint-venture vessels) in its fleet with an average age of 9.0 years. The average age of Tidewater’s 138 active vessels at December 31, 2017 was 7.7 years.

Revenues earned for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $178.8 million, $151.4 million and $440.9 million, respectively. Revenues have decreased as compared to prior year primarily as a result of the significant industry downturn that occurred over the latter half of calendar 2014 and that continued through December 2017.

Tidewater has responded to reductions in revenue by reducing vessel operating costs. During the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) vessel operating costs were $120.5 million, $116.4 million and $278.3 million, respectively.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) was $20.3 million, $47.4 million and $129.7 million, respectively. Depreciation expense for Successor periods is substantially lower than that of Predecessor periods as a result of the application of fresh-start accounting upon emergence from bankruptcy, which significantly reduced the carrying value of properties and equipment.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $46.6 million, $41.8 million and $104.2 million, respectively. Restructuring-related professional services costs for the five month period from August 1, 2017 through December 31, 2017 are included in reorganization items. Included in corporate general and administrative expenses for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $6.7 million and $12.2 million of restructuring related professional service costs, respectively. General and administrative expenses have decreased in the nine month transition period ended December 31, 2017 as compared to the comparable period in the prior year primarily as a result of Tidewater’s continuing efforts to reduce overhead costs due to the downturn in the offshore services market and lower restructuring-related professional fees.

Asset impairments for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $16.8 million, $184.7 million and $419.9 million, respectively. As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater adopted fresh-start accounting and significantly reduced the carrying values of its vessels and other long-lived assets.

Interest and other debt expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $13 million, $11.2 million and $54.0 million, respectively. The filing of Tidewater’s bankruptcy petition on May 17, 2017 (the “Petition Date”) resulted in the cessation of the accrual of interest expense on the term loan, revolver and senior notes as of the Petition Date through the Emergence Date. Interest and other debt costs from the five month period August 1, 2017 through December 31, 2017 reflect Tidewater’s post-restructuring capital structure which included debt of $448.2 million at December 31, 2017.

Tidewater incurred reorganization charges of $4.3 million and $1.4 billion for the five month period of August 1, 2017 through December 31, 2017 (Successor) and the four month period of April 1, 2017 through July 31, 2017 (Predecessor), respectively. Successor reorganization items included the cost of delivering vessels operating under sale leaseback agreements to the respective lessors and restructuring-related professional fees. Predecessor reorganization items included (i) fresh-start adjustments of $1.8 billion to record the values of assets and liabilities on Tidewater’s books at their fair values, (ii) $316.5 million related to settlement of liabilities associated with sale leaseback claims and make-whole claims on its debt, partially offset by deferred gains recognized on sale leaseback transactions and other items and (iii) professional fees of $28 million incurred subsequent to the Petition Date. Offsetting these reorganization charges is a gain on settlement of liabilities subject to compromise of $767.6 million.

Tidewater’s outstanding receivable from Sonatide for work in Angola was reduced by approximately $33 million to approximately $230 million during the nine month transition period ended December 31, 2017. Tidewater’s outstanding payable to Sonatide (including commissions payable) also decreased by approximately $34 million to approximately $99 million during the same period. Tidewater’s outstanding receivable from Sonatide and outstanding payable to Sonatide (including commissions payable) at March 31, 2017, was approximately $263 million and approximately $133 million, respectively. Sonatide has had some success in obtaining contracts that allow for a portion of services in Angola to be paid in dollars, has successfully initiated some conversion of kwanzas into dollars and has also successfully reduced the due from affiliate and due to affiliate balances via netting transactions based on agreement with the joint venture. For additional disclosure regarding the Sonatide Joint Venture, refer to “Business” in this joint proxy statement/prospectus.

Macroeconomic Environment and Outlook

The primary driver of Tidewater’s business (and revenues) is the level of its customers’ capital and operating expenditures for offshore oil and natural gas exploration, field development and production. These expenditures, in turn, generally reflect its customers’ expectations for future oil and natural gas prices, economic growth, hydrocarbon demand, estimates of current and future oil and natural gas production, the relative cost of exploring, developing and producing onshore and offshore oil and natural gas, and its customers’ ability to access exploitable oil and natural gas resources. Current and future estimated prices of crude oil and natural gas are critical factors in its customers’ investment and spending decisions, including their decisions to contract drilling rigs and offshore support vessels in support of offshore exploration, field development and production activities in the various global geographic markets.

After a significant decrease in the price of oil during calendar years 2014 and 2015 largely due to an increase in global supply without a commensurate increase in worldwide demand, the price of crude oil, though volatile, increased during the calendar years 2016 and 2017. Tidewater’s longer-term utilization and average day rate trends for its vessels will generally correlate with demand for, and the price of, crude oil, which at the end of June 2018 was trading around $74 per barrel for West Texas Intermediate (WTI) crude and $75 per barrel for Intercontinental Exchange (ICE) Brent crude, up from $50 and $52 per barrel for WTI and ICE Brent, respectively, at the end of December 2017. Several analysts expect that oil production will continue to rise (led by North America) and that this should balance the market, if not create a supply surplus over the near to immediate term. A supply surplus would likely exert downward pressure on the recently improved market prices for crude oil.

A recovery in onshore exploration, development and production activity and spending, and in North American onshore activity and spending in particular, is already underway and is expected to continue if oil and gas prices remain at current levels or continue to rise. However, a recovery in offshore activity and spending, much of which takes place in the international markets, is expected to lag increases in onshore exploration, development and production activity and spending. These same analysts also expect that any material improvements in offshore exploration and development activity would likely not occur until calendar year 2019 or calendar year 2020, the timing of which is generally consistent with the trend of the projected global working offshore rig count according to recent IHS-Markit reports, as there are indications that E&P companies will remain conservative with their offshore-related capital expenditures in the near future.

The production of unconventional gas resources in North America and the commissioning of a number of Liquefied Natural Gas (LNG) export facilities around the world have contributed to an oversupplied natural gas market. Some analysts have noted that natural gas is being produced at historically high levels while consumption, at least in the United States, has waned somewhat in 2017 primarily as a result of less demand by the electric power sector. At the end of June 2018, natural gas was trading in the U.S. at approximately $3.00 per Mcf, which was comparable to natural gas prices as reported by the U.S. Energy Information Administration at the end of December 2017. Generally, high levels of onshore gas production and the prolonged downturn in natural gas prices experienced over the previous several years have had a negative impact on the offshore exploration and development plans of energy companies and the demand for offshore support vessel services.

Deepwater activity is a significant segment of the global offshore crude oil and natural gas markets, and development typically involves significant capital investment and multi-year development plans. Such projects are generally underwritten by the participating exploration, field development and production companies using relatively conservative crude oil and natural gas pricing assumptions. Although these projects are generally less susceptible to short-term fluctuations in the price of crude oil and natural gas, deepwater exploration and development projects can be more costly relative to onshore and non-deepwater offshore exploration and development. As a result, lower and volatile crude oil prices and a relatively greater emphasis on onshore exploration, development and production activity and spending have caused, and may continue to cause, many of Tidewater’s customers and potential customers to reevaluate and further reduce their future capital expenditures in regards to offshore projects, in general, and deepwater projects, in particular.

Data published by IHS-Markit in June of 2018 estimate that the worldwide movable offshore drilling rig count is 850 rigs, of which approximately 435 offshore rigs were working in June of 2018, a slight increase over the approximate 430 working rigs in June of 2017, and a decrease of approximately 9%, or 45 working rigs, from the number of working rigs in June of 2016. While the supply of, and demand for, offshore drilling rigs that meet the technical requirements of end user exploration and development companies may be key drivers of pricing for contract drilling services, Tidewater believes that the number of rigs working offshore (rather than the total population of moveable offshore drilling rigs or the pricing for contract drilling services) is a more reliable indicator of overall offshore activity levels and the demand for offshore support vessel services.

According to IHS-Markit, of the estimated 850 movable offshore rigs worldwide, approximately 30%, or approximately 255 rigs, are designed to operate in deeper waters. Of the approximately 435 working offshore rigs at the end of June 2018, approximately 120 rigs, or 28%, are designed to operate in deeper waters. Utilization of deepwater rigs at the end of June 2018 was approximately 47% (120 working deepwater rigs divided by 255 total deepwater rigs). At the end of June 2018, the approximate 120 working deepwater rigs was comparable to the approximate number of working deepwater rigs at the end of June 2017 and down 20%, or approximately 30 working deepwater rigs, from the number of working deepwater rigs at the end of June 2016. IHS-Markit also estimates that approximately 29% of the approximate 140 total offshore rigs currently under construction, or approximately 40 rigs, are being built to operate in deeper waters, suggesting that new build deepwater rigs represent approximately 33% of the approximately 120 deepwater rigs working at the end of June 2018. There is uncertainty as to whether the deepwater rigs currently under construction will increase the working fleet or merely replace older, less productive drilling units. As a result, it is not clear what impact the delivery of additional rigs (deepwater and otherwise) within the next several years will have on the working rig count, especially in an environment of reduced offshore exploration and development spending.

Also, according to IHS-Markit, of the estimated 850 movable offshore rigs worldwide, approximately 61%, or approximately 515 rigs, are jack-up rigs. Of the approximately 435 working offshore rigs, approximately 290 rigs, or 67%, are jack-up rigs. As of the end of June 2018, the number of working jack-up rigs was nominally higher than the number of jack-up rigs that were working at the end of June 2017, suggesting that worldwide shallow-water exploration and production activity has at least stabilized during the last twelve months, despite a slight decrease of approximately 3%, or 10 working rigs, from the number of working rigs at the end of June 2016. Utilization of jack-up rigs at the end of June 2018 was approximately 56% (290 working jack-up rigs divided by 515 total jack-up rigs). The construction backlog for new jack-up rigs at the end of June 2018 (90 rigs) has been reduced from the jack-up construction backlog at the end of June 2017 by approximately 10 rigs. Nearly all of the jack-up rigs currently under construction are scheduled for delivery in the next 24 months, although the timing of such deliveries as scheduled remains uncertain given the generally depressed offshore rig market that currently exists. As discussed above with regards to the deepwater rig market and recognizing that 90 new build jack-up rigs represent 31% of the approximately 290 jack-up rigs working at the end of June 2018, there is also uncertainty as to how many of the jack-up rigs currently under construction, if delivered, will either increase the working fleet or replace older, less productive jack-up rigs.

The floating production unit market is also a current source of demand for offshore support vessels and also has potential to grow as a source of additional demand for offshore support vessels. Approximately 52 new floating production units are under construction, most of which are scheduled to be delivered over the next eighteen months. If delivered, these new units will supplement the approximately 375 floating production units currently operating worldwide, which is slightly higher than the number of floating production units working in June 2017 and approximately 9% higher than the number of floating production units working in June 2016. While the recent market trend in working floating production units currently appears to be a net positive for the offshore support vessel market, the risk of cancellation of some new build contracts or the stacking of currently operating floating production units remains.

In June 2018, the worldwide fleet of offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) is estimated at approximately 3,520 vessels which includes approximately 550 vessels, or approximately 16%, that are at least 25 years old and exceeding original expectations of their estimated economic lives. An additional 445 vessels, or 13% of the worldwide fleet, are at least 15 years old, but less than 25 years old. Older offshore support vessels, whether such vessels are at least 25 years old or at least 15 years old, could potentially be removed from the market if the cost of extending such vessels’ lives is not economical, especially in light of recent market conditions.

Also, according to IHS-Markit, there are approximately 240 new-build offshore support vessels (deepwater PSVs, deepwater AHTS vessels and towing-supply vessels only) either under construction (215 vessels), on order or planned at the end of June 2018. The majority of the vessels under construction are scheduled to be delivered within the next 12 to 24 months; however, Tidewater does not anticipate that all, or even a majority, of these vessels will ultimately be completed based on current and expected future offshore exploration and development activity, in addition to the substantial oversupply that still exists. Further increases in worldwide vessel capacity, due to either newbuild deliveries, or stacked vessel reactivations, would tend to have the effect of lowering charter rates, particularly when there are lower levels of exploration, field development and production activity.

Excluding the 550 vessels that are at least 25 years old from the overall population, the number of offshore support vessels under construction (215 vessels) represents approximately 7% of the remaining worldwide fleet of approximately 2,970 offshore support vessels. Excluding the 995 vessels that are at least 15 years old from the overall population, the number of offshore support vessels under construction (215 vessels) represents approximately 9% of the remaining worldwide fleet of approximately 2,525 offshore support vessels.

Since late 2014, the number of older offshore support vessels that have been removed from market has not been sufficient to counteract the significant reduction in offshore exploration, development and production activity by Tidewater’s customers. As a result, Tidewater and other offshore support vessel owners have also selectively stacked more recently constructed vessels. Should market conditions further deteriorate, the stacking or underutilization of additional, more recently constructed vessels by the offshore support vessel industry is likely.

Although the future attrition rate of older offshore support vessels cannot be determined with certainty, Tidewater believes that the retirement and/or sale to owners outside of the oil and gas market of a vast majority of these aged vessels (a majority of which Tidewater believes have already been stacked or are not being actively marketed to oil and gas development-focused customers by the vessels’ owners) could mitigate the potential negative effects on vessel utilization and vessel pricing of (i) additional offshore support vessel supply resulting from the delivery of additional new-build vessels and/or (ii) reduced demand for offshore support vessels resulting from further reductions in offshore exploration, development and production spending by its customers.

Alternatively, the cancellation or deferral of delivery of some portion of the offshore support vessels that are under construction could mitigate the potential negative effects on vessel utilization and vessel pricing of reduced offshore exploration, development and production spending by Tidewater’s customers. To the extent the significant increase in crude oil prices that began in early 2016 ultimately leads to an increase both in offshore spending by Tidewater’s customers and additional vessel demand, additional vessel demand could also mitigate the possible negative effects of the new-build vessels being added to the global offshore support vessel fleet. In addition, the need to incur and fund recertification and other maintenance costs, particularly for vessels that have been stacked, may have an impact on the availability of vessels to support customers’ future offshore exploration, development and production activity, and could have a positive impact on the charter rates that vessel owners are able to secure for those vessels that have current certifications with the relevant classification societies and are otherwise available to work.

Tidewater believes that a material improvement in vessel utilization and vessel pricing will require a combination of increased vessel demand and a reduction in vessel supply, including the retirement of a majority of the vessels that are older than 15 years. Absent a significant and unexpected increase in vessel demand, Tidewater believes that low vessel utilization and average day rates will likely persist across the offshore support vessel industry, at least in the near to intermediate term, due to the current overcapacity in the worldwide offshore support vessel fleet. It is also possible that overcapacity and excess financial leverage will lead to industry consolidation and/or business failures within the global offshore support vessel industry.

Principal Factors That Drive Tidewater’s Revenues

Tidewater’s revenues, net earnings and cash flows from operations are largely dependent upon the activity level of its offshore marine vessel fleet. As is the case with the numerous other vessel operators in its industry, its business activity is largely dependent on the level of exploration, field development and production activity of its customers. Its customers’ business activity, in turn, is dependent on crude oil and natural gas prices, which fluctuate depending on expected future levels of supply and demand for crude oil and natural gas, and on estimates of the cost to find, develop and produce reserves.

Tidewater’s revenues in all segments are driven primarily by Tidewater’s fleet size, vessel utilization and day rates. Because a sizeable portion of Tidewater’s operating costs and its depreciation does not change proportionally with changes in revenue, Tidewater’s operating profit is largely dependent on revenue levels.

Principal Factors That Drive Tidewater’s Operating Costs

Operating costs consist primarily of crew costs, repair and maintenance costs, insurance costs and loss reserves, fuel, lube oil and supplies costs and other vessel operating costs. Fleet size, fleet composition, geographic areas of operation, supply and demand for marine personnel, and local labor requirements are the major factors which affect overall crew costs in all segments. In addition, Tidewater’s newer, more technologically sophisticated PSVs and AHTS vessels generally require a greater number of specially trained, more highly compensated fleet personnel than Tidewater’s older, smaller and less sophisticated vessels. Crew costs may increase if competition for skilled personnel intensifies, though a weaker offshore energy market should somewhat mitigate any potential inflation of crew costs.

Concurrent with emergence from Chapter 11 bankruptcy, the Successor Company adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications and generally occur twice in every five-year period. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel are expensed as incurred. Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Tidewater’s previous policy (Predecessor) was to expense vessel recertification costs in the period incurred.

Insurance and loss reserves costs are dependent on a variety of factors, including Tidewater’s safety record and pricing in the insurance markets, and can fluctuate over time. Tidewater’s vessels are generally insured for up to their estimated fair market value in order to cover damage or loss resulting from marine casualties, adverse weather conditions, mechanical failure, collisions, and property losses to the vessel. Tidewater also purchases coverage for potential liabilities stemming from third-party losses with limits that it believes are reasonable for its operations, but does not generally purchase business interruption insurance or similar coverage. Insurance limits are reviewed annually, and third-party coverage is purchased based on the expected scope of ongoing operations and the cost of third-party coverage.

Fuel and lube costs can also fluctuate in any given period depending on the number and distance of vessel mobilizations, the number of active vessels off charter, drydockings, and changes in fuel prices. Tidewater also incurs vessel operating costs that are aggregated as “other” vessel operating costs. These costs consist of brokers’ commissions, including commissions paid to unconsolidated joint venture companies, training costs and other miscellaneous costs. Brokers’ commissions are incurred primarily in Tidewater’s non-United States operations where brokers sometimes assist in obtaining work for Tidewater’s vessels. Brokers generally are paid a percentage of day rates and, accordingly, commissions paid to brokers generally fluctuate in accordance with vessel revenue. Other costs include, but are not limited to, satellite communication fees, agent fees, port fees, canal transit fees, vessel certification fees, the amortization of previously deferred mobilization costs, temporary vessel importation fees and any fines or penalties.

Results of Operations for the Six Months Ended June 30, 2018

During the quarter ended March 31, 2018 Tidewater’s Africa/Europe segment was split as a result of management realignment such that Tidewater’s operations in Europe and Mediterranean Sea regions and Tidewater’s West African regions are now separately reported segments. As such, Tidewater now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. Tidewater’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how Tidewater’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have been recast to conform to the new segment alignment.

The following table compares vessel revenues and vessel operating costs (excluding general and administrative expenses, depreciation and amortization expense, vessel operating leases and gains on asset dispositions, net) for Tidewater’s owned and operated vessel fleet and the related percentage of vessel revenue for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel revenues:
Americas (A)	$32,601	31%	31,887	28%	58,682	31%	112,420	42%
Middle East/Asia Pacific	22,406	21%	27,766	25%	40,794	21%	54,444	20%
Europe/Mediterranean Sea	13,357	13%	11,031	10%	22,980	12%	21,197	8%
West Africa	35,810	35%	41,573	37%	69,212	36%	81,101	30%

Total vessel revenues	$104,174	100%	112,257	100%	191,668	100%	269,162	100%

Vessel operating costs:
Crew costs	$36,368	35%	42,210	38%	70,592	37%	84,039	31%
Repair and maintenance	7,978	8%	13,844	12%	15,682	8%	30,918	11%
Insurance and loss reserves	2,191	2%	3,124	3%	1,120	2%	1,357	1%
Fuel, lube and supplies	8,181	8%	9,428	8%	17,193	9%	18,707	7%
Other	13,294	13%	15,167	14%	24,789	13%	29,597	11%

Total vessel operating costs	$68,012	65%	83,773	75%	129,376	69%	164,618	61%

(A)	Included in Americas vessel revenue for the six months ended June 30, 2017 is $39.1 million of revenue related to the early cancellation of a long-term vessel charter contract.

The following table compares other operating revenues and costs related to brokered vessels, ROVs and other miscellaneous marine-related activities for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Other operating revenues	$1,427	2,849	5,426	6,693
Costs of other operating revenues	642	1,585	3,116	4,274

The following table presents vessel operating costs by Tidewater’s four geographic segments, the related segment vessel operating costs as a percentage of segment vessel revenues, total vessel operating costs and the related total vessel operating costs as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operating costs:
Americas:
Crew costs	$11,158	34%	14,457	45%	20,251	34%	30,218	27%
Repair and maintenance	1,529	5%	3,841	12%	3,259	6%	6,727	6%
Insurance and loss reserves	1,031	3%	933	3%	480	1%	414	1%
Fuel, lube and supplies	1,792	5%	3,394	11%	3,410	6%	7,290	6%
Other	2,790	9%	4,655	15%	3,196	5%	8,210	7%

	18,300	56%	27,280	86%	30,596	52%	52,859	47%

Middle East/Asia Pacific:
Crew costs	$8,596	38%	9,795	35%	16,704	41%	19,290	35%
Repair and maintenance	1,594	7%	2,675	10%	3,057	7%	8,981	17%
Insurance and loss reserves	383	2%	681	2%	233	1%	(51)	(<1%)
Fuel, lube and supplies	2,221	10%	1,539	6%	4,560	11%	4,082	8%
Other	2,578	12%	2,908	10%	5,320	13%	6,259	11%

	15,372	69%	17,598	63%	29,874	73%	38,561	71%

Europe/Mediterranean Sea:
Crew costs	$5,777	43%	5,593	51%	10,768	47%	10,520	50%
Repair and maintenance	1,983	15%	3,227	29%	3,561	15%	4,488	21%
Insurance and loss reserves	247	2%	426	4%	357	2%	652	3%
Fuel, lube and supplies	1,136	8%	1,393	13%	2,946	13%	2,494	12%
Other	1,459	11%	1,835	16%	3,065	13%	3,229	15%

	10,602	79%	12,474	113%	20,697	90%	21,383	101%

West Africa:
Crew costs	$10,837	30%	12,365	30%	22,869	33%	24,011	30%
Repair and maintenance	2,872	8%	4,101	10%	5,805	9%	10,722	13%
Insurance and loss reserves	530	1%	1,084	3%	50	<1%	342	<1%
Fuel, lube and supplies	3,032	9%	3,102	7%	6,277	9%	4,841	6%
Other	6,467	18%	5,769	14%	13,208	19%	11,899	15%

	23,738	66%	26,421	64%	48,209	70%	51,815	64%

Total vessel operating costs	$68,012	65%	83,773	75%	129,376	68%	164,618	61%

The following table presents vessel operations general and administrative expenses by Tidewater’s four geographic segments, the related segment vessel operations general and administrative expenses as a percentage of segment vessel revenues, total vessel operations general and administrative expenses and the related total vessel operations general and administrative expenses as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operations general and administrative expenses:
Americas	$5,090	16%	5,771	18%	10,651	18%	12,183	11%
Middle East/Asia Pacific	3,565	16%	3,738	13%	6,935	17%	7,118	13%
Europe/Mediterranean Sea	1,658	12%	1,196	11%	2,936	13%	2,562	12%
West Africa	6,300	18%	7,297	18%	12,958	19%	15,584	19%

Total vessel operations general and administrative expenses	$16,613	16%	18,002	16%	33,480	17%	37,447	14%

The following table presents vessel operating leases by Tidewater’s four geographic segments, the related segment vessel operating leases as a percentage of segment vessel revenues, total vessel operating leases and the related total vessel operating leases as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operating leases(A):
Americas	$—	—	3,787	12%	—	—	10,414	9%
Middle East/Asia Pacific	—	—	—	—	—	—	—	—
Europe/Mediterranean Sea	—	—	721	7%	—	—	1,153	5%
West Africa	—	—	1,034	2%	—	—	2,418	3%

Total vessel operating leases	$—	—	5,542	5%	—	—	13,985	5%

(A)	As part of the Plan of reorganization, Tidewater rejected all vessel lease agreements during the quarter ended June 30, 2017.

The following table presents vessel depreciation expense by Tidewater’s geographic segments, the related segment vessel depreciation expense as a percentage of segment vessel revenues, total vessel depreciation expense and the related total vessel depreciation expense as a percentage of total vessel revenues for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel depreciation expense (A):
Americas	$3,530	11%	10,748	34%	6,843	12%	22,045	20%
Middle East/Asia Pacific	2,844	13%	7,746	28%	5,613	14%	16,245	30%
Europe/Mediterranean Sea	2,239	17%	6,803	62%	4,043	18%	13,364	63%
West Africa	4,067	11%	9,595	23%	8,093	12%	19,411	24%

Total vessel depreciation expense	$12,680	12%	34,892	31%	24,592	13%	71,065	26%

(A)	As a result of the application of fresh-start accounting upon emergence from bankruptcy, Tidewater significantly reduced the carrying value of properties and equipment.

The following table compares other operating revenues and costs related to Tidewater’s ROV and related subsea services operations, brokered vessels and other miscellaneous marine-related activities for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Other operating revenues (A)	$1,427	100%	2,849	100%	5,426	100%	6,693	100%
Costs of other operating revenues	(642)	(45%)	(1,585)	(56%)	(3,116)	(57%)	(4,274)	(64%)
General and administrative expenses—other operating activities	(2)	(<1%)	(355)	(12%)	(16)	(<1%)	(880)	(13%)
Depreciation and amortization—other operating activities	(5)	(<1%)	(854)	(30%)	(10)	(<1%)	(1,709)	(26%)

Total other operating profit (loss)	$778	55%	55	2%	2,284	43%	(170)	(3%)

(A)

Included in other operating revenues for the quarter and six months ended June 30, 2017, were $0.5 million and $0.8 million, respectively, of revenues related to Tidewater’s subsea business. The eight ROVs representing substantially all of Tidewater’s subsea assets were sold in December 2017.

The following table compares operating loss and other components of loss before income taxes and its related percentage of total revenue for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)%			%		%		%
Vessel operating profit (loss):
Americas(A)	$5,681	5%	(15,699)	(14%)	10,592	5%	14,919	5%
Middle East/Asia Pacific	625	1%	(1,316)	(1%)	(1,628)	(1%)	(7,480)	(3%)
Europe/Mediterranean Sea	(1,142)	(1%)	(10,163)	(9%)	(4,696)	(2%)	(17,265)	(6%)
West Africa	1,705	2%	(2,774)	(2%)	(48)	<1%	(8,127)	(3%)

	6,869	7%	(29,952)	(26%)	4,220	2%	(17,953)	(7%)
Other operating profit (loss)	778	1%	55	<1%	2,284	1%	(170)	(<1%)

	7,647	7%	(29,897)	(26%)	6,504	2%	(18,123)	(7%)
Corporate general and administrative expenses(B)	(7,810)	(7%)	(14,702)	(13%)	(14,494)	(7%)	(36,459)	(13%)
Corporate depreciation	(100)	(<1%)	(541)	(<1%)	(200)	(<1%)	(1,105)	(<1%)

Corporate expenses	(7,910)	(7%)	(15,243)	(13%)	(14,694)	(7%)	(37,564)	(13%)
Gain on asset dispositions, net	1,338	1%	3,189	3%	3,257	2%	9,253	3%
Asset impairments	(1,215)	(1%)	(163,423)	(142%)	(7,401)	(4%)	(228,280)	(83%)

Operating loss	$(140)	(<1%)	(205,374)	(178%)	(12,334)	(6%)	(274,714)	(100%)

Foreign exchange loss	(1,002)	(1%)	(1,157)	(1%)	(1,350)	(1%)	(493)	(<1%)
Equity in net earnings (losses) of unconsolidated companies	390	<1%	4,517	4%	(15,049)	(8%)	7,358	3%
Interest income and other, net	2,914	3%	1,680	1%	2,786	2%	3,268	1%
Reorganization items	—	—	(313,176)	(272%)	—	—	(313,176)	(114%)
Interest and other debt costs, net	(7,547)	(7%)	(10,605)	(9%)	(15,146)	(8%)	(31,613)	(11%)

Loss before income taxes	$(5,385)	(5%)	(524,115)	(455%)	(41,093)	(21%)	(609,370)	(221%)

(A)	Included in Americas vessel operating profit for the six month period ended June 30, 2017 is $39.1 million of revenue related to the early cancellation of a long-term vessel charter contract.

(B)

Included in corporate general and administrative expenses for the quarter and six month periods ended June 30, 2017 are restructuring-related professional services costs of $6.7 million and $23.4 million, respectively. Included in corporate general and administrative expenses for the quarter and six month periods ended June 30, 2018 are professional services costs related the proposed combination with GulfMark of $1.5 million.

During the first six months of 2018, Tidewater continued to focus on identifying and implementing cost saving measures given the sharp reduction in revenues due to a continued challenging operating environment and reduced exploration and production spending (and reduced offshore spending in particular). Key elements of Tidewater’s response to these conditions during the first six months of 2018 included sustaining its offshore support vessel fleet and its global operating footprint while maintaining adequate liquidity to fund operations. During the period, operating management was focused on safe, compliant operations, minimizing unscheduled vessel downtime, improving the oversight over major repairs and maintenance projects and drydockings and maintaining disciplined cost control.

At June 30, 2018, Tidewater had 204 owned or chartered vessels (excluding joint-venture vessels) in its fleet with an average age of 9.4 years. The average age of Tidewater’s 138 active vessels at June 30, 2018 is 8.7 years.

Results of Operations for the Nine Months Ended December 31, 2017

Tidewater manages and measures its business performance primarily based on four distinct geographic operating segments: Americas, Middle East/Asia Pacific, Europe/Mediterranean Sea and West Africa. The following tables compare vessel revenues and vessel operating costs (excluding general and administrative expenses, depreciation expense, vessel operating leases and gains on asset dispositions, net) for Tidewater’s owned and operated vessel fleet, and the related percentage of vessel revenue. Note that Successor periods reflect the deferral and amortization of drydocking and survey costs while Predecessor periods expense such costs as incurred.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel revenues:
Americas	$45,784	27%	40,848	28%	159,310	37%
Middle East/Asia Pacific	39,845	23%	36,313	25%	87,940	21%
Europe/Mediterranean Sea	19,895	12%	15,466	11%	32,502	8%
West Africa	66,360	39%	53,970	37%	147,159	34%

Total vessel revenues	$171,884	100%	146,597	100%	426,911	100%

Vessel operating costs
Crew costs	$64,854	38%	56,653	39%	148,642	35%
Repair and maintenance	14,082	8%	23,040	16%	43,183	10%
Insurance and loss reserves	4,625	3%	3,949	3%	11,775	2%
Fuel, lube and supplies	16,390	9%	12,279	8%	28,730	7%
Other	20,551	12%	20,517	14%	45,996	11%

Total vessel operating costs	$120,502	70%	116,438	80%	278,326	65%

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Other operating revenues	$6,869	4,772	13,951
Costs of other operating revenues	3,792	2,348	10,040

The following table presents vessel operating costs by Tidewater’s segments, the related segment vessel operating costs as a percentage of segment vessel revenues, total vessel operating costs and the related total vessel operating costs as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operating costs:
Americas
Crew costs	$19,592	43%	18,707	46%	53,917	34%
Repair and maintenance	3,530	8%	8,747	21%	17,360	11%
Insurance and loss reserves	1,192	2%	1,134	3%	3,755	2%
Fuel, lube and supplies	4,588	10%	4,154	10%	9,738	6%
Other	3,092	7%	5,191	13%	9,014	6%

	31,994	70%	37,933	93%	93,784	59%

Middle East/Asia Pacific:
Crew costs	$14,628	36%	12,934	36%	29,593	34%
Repair and maintenance	4,302	11%	3,255	9%	11,254	13%
Insurance and loss reserves	1,147	3%	931	2%	3,288	4%
Fuel, lube and supplies	3,921	10%	1,996	5%	5,892	6%
Other	4,724	12%	3,884	11%	10,471	12%

	28,722	72%	23,000	63%	60,498	69%

Europe/Mediterranean Sea:
Crew costs	$9,468	48%	7,733	50%	16,930	52%
Repair and maintenance	2,109	11%	3,982	26%	2,883	9%
Insurance and loss reserves	431	2%	513	3%	759	2%
Fuel, lube and supplies	1,617	8%	1,864	12%	3,345	10%
Other	2,618	13%	2,437	16%	3,951	13%

	16,243	82%	16,529	107%	27,868	86%
West Africa:
Crew costs	$21,166	31%	17,279	32%	48,202	33%
Repair and maintenance	4,141	6%	7,056	13%	11,687	8%
Insurance and loss reserves	1,855	3%	1,371	2%	3,973	3%
Fuel, lube and supplies	6,264	9%	4,265	8%	9,755	7%
Other	10,117	15%	9,005	17%	22,559	14%

	43,543	66%	38,976	72%	96,176	65%

Total vessel operating costs	$120,502	70%	116,438	80%	278,326	65%

The following table presents vessel operations general and administrative expenses by Tidewater’s geographic segments, the related segment vessel operations general and administrative expenses as a percentage of segment vessel revenues, total vessel operations general and administrative expenses and the related total vessel operations general and administrative expenses as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operations general and administrative expenses:
Americas	$9,622	21%	7,670	19%	19,876	12%
Middle East/Asia Pacific	5,956	15%	4,780	13%	14,238	16%
Europe/Mediterranean Sea	1,907	10%	1,613	10%	4,287	13%
West Africa	13,675	21%	9,818	18%	30,460	21%

Total vessel operations general and administrative expenses	$31,160	18%	23,881	16%	68,861	16%

The following table presents vessel operating leases by Tidewater’s geographic segments, the related segment vessel operating leases as a percentage of segment vessel revenues, total vessel operating leases and the related total vessel operating leases as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operating leases:
Americas	$—	—	3,849	9%	19,878	12%
Middle East/Asia Pacific	—	—	—	—	—	—
Europe/Mediterranean Sea	447	2%	943	6%	—
West Africa	768	1%	1,373	3%	5,445	4%

Total vessel operating leases	$1,215	1%	6,165	4%	25,323	6%

The following table presents vessel depreciation expense by Tidewater’s geographic segments, the related segment vessel depreciation expense as a percentage of segment vessel revenues, total vessel depreciation expense and the related total vessel depreciation expense as a percentage of total vessel revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel depreciation expense:
Americas	$5,767	13%	13,945	34%	37,517	24%
Middle East/Asia Pacific	4,716	12%	9,967	27%	32,350	37%
Europe/Mediterranean Sea	2,794	14%	9,060	59%	19,977	61%
West Africa	6,067	9%	12,632	23%	34,388	23%

Total vessel depreciation expense	$19,344	11%	45,604	31%	124,232	29%

The following table compares other operating revenues and costs related to Tidewater’s ROV and related subsea services operations, third-party activities of Tidewater’s shipyards, brokered vessels and other miscellaneous marine-related activities.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Other operating revenues	$6,869	100%	4,772	100%	13,951	100%
Costs of other operating revenues	(3,792)	(55%)	(2,348)	(49%)	(10,040)	(72%)
General and administrative expenses—other operating activities	(636)	(9%)	(409)	(9%)	(1,659)	(12%)
Depreciation and amortization—other operating activities	(827)	(12%)	(1,139)	(24%)	(3,575)	(25%)

Total other operating profit (loss)	$1,614	24%	876	18%	(1,323)	(9%)

The following table compares operating income and other components of earnings before income taxes, and its related percentage of total revenues.

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operating profit (loss):
Americas	$(1,599)	(1%)	(22,549)	(15%)	(11,745)	(3%)
Middle East/Asia Pacific	451	<1%	(1,434)	(1%)	(19,146)	(4%)
Europe/Mediterranean Sea	(1,497)	(1%)	(12,680)	(8%)	(19,631)	(5%)
West Africa	2,308	1%	(8,828)	(6%)	(19,309)	(4%)

	(337)	(<1%)	(45,491)	(30%)	(69,831)	(16%)
Other operating profit (loss)	1,614	1%	876	1%	(1,323)	(<1%)

	1,277	1%	(44,615)	(29%)	(71,154)	(16%)
Corporate general and administrative expenses(A)	(14,823)	(8%)	(17,542)	(12%)	(33,632)	(8%)
Corporate depreciation	(166)	(<1%)	(704)	(<1%)	(1,892)	(<1%)

Corporate Expenses	(14,989)	(8%)	(18,246)	(12%)	(35,524)	(8%)
Gain on asset dispositions, net	6,616	3%	3,561	2%	18,035	4%
Asset impairments	(16,777)	(9%)	(184,748)	(122%)	(419,870)	(95%)

Operating loss	$(23,873)	(13%)	(244,048)	(161%)	(508,513)	(115%)

Foreign exchange loss	(407)	(<1%)	(3,181)	(2%)	(2,302)	(1%)
Equity in net earnings of unconsolidated companies	2,130	1%	4,786	3%	2,869	<1%
Interest income and other, net	2,771	1%	2,384	2%	3,605	1%
Reorganization items	(4,299)	(3%)	(1,396,905)	(923%)	—	—
Interest and other debt costs	(13,009)	(7%)	(11,179)	(8%)	(54,018)	(12%)

Loss before income taxes	$(36,687)	(21%)	(1,648,143)	(1,089%)	(558,359)	(127%)

(A)

Restructuring-related professional services costs for the five month period from August 1, 2017 through December 31, 2017 (Successor) are included in reorganization items. Corporate general and administrative expenses for the four month period from April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) includes $6.7 million and $12.2 million, respectively, of restructuring-related costs.

Three Months Ended June 30, 2018 and 2017

Consolidated Results. Revenues earned for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $105.6 million and $115.1 million, respectively. Revenues have generally decreased as compared to the periods of the prior year primarily as a result of the prolonged industry downturn which has led to the operation of a smaller active vessel fleet as demand for offshore supply vessel services has decreased.

As a result of lower demand for Tidewater’s vessels as compared to the quarter ended June 30, 2017, Tidewater has reduced vessel operating costs and especially crew, fuel, lube and supplies and other vessel costs. Such operating costs for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $68 million and $83.8 million, respectively. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized. Such costs were expensed in the period incurred under the accounting policy of the Predecessor.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) was $12.8 million and $36.3 million, respectively. Depreciation expense for Successor periods is substantially lower than that of Predecessor periods as a result of the application of fresh-start accounting upon emergence from bankruptcy, which significantly reduced the carrying value of properties and equipment. In addition, Tidewater has scrapped or otherwise disposed of 39 vessels since June 30, 2017.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $24.4 million and $33.1 million, respectively, or down $8.7 million, or 26%, in the comparable periods. General and administrative expenses have decreased during the quarter ended June 30, 2018 as compared to the comparable period of the prior year primarily as a result of lower restructuring-related professional services expenses and Tidewater’s continuing efforts to reduce overhead costs due to the downturn in the offshore services market. Included in general and administrative expenses for the quarter ended June 30, 2017 (Predecessor) were $6.7 million of restructuring-related professional services expenses. Tidewater did not incur any such restructuring-related professional services expenses during the quarter ended June 30, 2018 (Successor), but did incur professional services costs related to the proposed combination with GulfMark of $1.5 million. Note also that general and administrative expenses for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) included stock-based compensation of $3.2 million and $0.3 million, respectively.

Tidewater recorded $1.2 million and $163.4 million of asset impairments during the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor), respectively, primarily due to the continued stacking of underutilized vessels (as a result of the decrease in the volume of oil and gas exploration, field development and production spending by its customers) and a decline in offshore support vessel values. As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017 Tidewater adopted fresh-start accounting and significantly reduced the carrying values of its vessels and other long-lived assets.

Interest and other debt expenses for the quarter ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $7.5 million and $10.6 million, respectively. Interest and other debt costs for the six months ended June 30, 2018 reflects Tidewater’s post-restructuring capital structure which includes debt of $444.8 million at June 30, 2018.

Tidewater’s outstanding receivable from Sonatide related to its work in Angola was reduced by approximately $55 million to approximately $153 million during the quarter ended June 30, 2018 (Successor). Tidewater’s outstanding payable to Sonatide (including commissions payable) decreased by approximately $31 million to approximately $47 million during the same period. Sonatide has had some success in obtaining contracts that allow for a portion of services in Angola to be paid in dollars, has successfully initiated some conversion of kwanzas into dollars and has also successfully reduced the due from affiliates and due to affiliates balances via agreed netting transactions between Tidewater and Sonatide. Somewhat mitigating the generally positive trend in the Sonatide-related due from/due to balance was a $3.4 million increase during the quarter ended June 30, 2018 in the net amount due from Tidewater’s Nigeria joint venture, DTDW. For additional disclosure regarding the Sonatide Joint Venture, refer to the “Sonatide Joint Venture” disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this joint proxy statement/prospectus.

Americas Segment Operations. Vessel revenues in the Americas segment increased 2%, or $0.7 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily due to increased revenue from deepwater vessels of 31%, or $5.3 million, during the same comparative periods. The increase in revenue from deepwater vessels is, in part, a result of vessels working on new contracts in Canada. Offsetting this increase in revenue was a decrease in revenue related to towing-supply vessels during the comparative periods. The decrease in revenue from towing-supply vessels is generally a result of a decrease in average day rates and fewer vessels working in the region.

Americas segment operating profit for the quarter ended June 30, 2018 (Successor) was $5.7 million and operating loss for the quarter ended June 30, 2017 (Predecessor) was $15.7 million.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $18.3 million and $27.3 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to the reduction in crew costs, fuel, lube and supplies and other vessel costs reflecting the overall decline in operating activity within the segment. Decreases to repairs and maintenance costs are primarily the result of a new planned major maintenance policy Tidewater implemented subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the quarter ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the quarter ended June 30, 2017 (Predecessor) were $3.8 million.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $3.5 million and $10.7 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values recognized at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $5.1 million and $5.8 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which has continued through June 2018.

Middle East/Asia Pacific Segment Operations. Vessel revenues in the Middle East/Asia Pacific segment decreased 19%, or $5.4 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing-supply vessels due to lower average day rates and fewer vessels working in the region, partially the result of more vessels commencing drydockings during the quarter ended June 30, 2018.

Operating profit for the Middle East/Asia Pacific segment for the quarter ended June 30, 2018 (Successor) was $0.7 million and operating loss for the quarter ended June 30, 2017 (Predecessor) was $1.3 million.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $15.4 million and $17.6 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to a reduction in crew costs and repair and maintenance costs, reflecting the decline in operating activity in the segment in the current year and the Successor company’s accounting policy in regards to planned major maintenance activities. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $2.8 million and $7.7 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were comparable.

Europe/Mediterranean Sea Segment Operations. Vessel revenues in the Europe/Mediterranean Sea segment increased 21%, or $2.3 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily as a result of an increase in revenue from deepwater vessels due to seasonally higher utilization (especially in Tidewater’s North Sea operations) and an increase in the number of deepwater vessels operating in the Mediterranean Sea. This increase was partially offset by a decrease in revenue from towing-supply vessels as a result of fewer towing supply vessels working in the Mediterranean Sea which have generally been replaced by additional deepwater vessels working in the Mediterranean Sea.

Operating loss for the Europe/Mediterranean Sea segment was $1.1 million and $10.2 million for the quarters ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor), respectively.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $10.6 million and $12.5 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to decreased repair and maintenance costs. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the quarter ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the quarter ended June 30, 2017 (Predecessor) were $0.7 million.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $2.2 million and $6.8 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were comparable.

West Africa Segment Operations. Vessel revenues in the West Africa segment decreased 14%, or $5.8 million, during the quarter ended June 30, 2018 (Successor), as compared to the quarter ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing supply vessels of 29%, or $6.9 million, largely due to lower average day rates as a result of the continuing effects of the industry-wide downturn.

Operating profit for the West Africa segment for the quarter ended June 30, 2018 (Successor) was $1.7 million, and operating loss for the quarter ended June 30, 2017 (Predecessor) was $2.8 million.

Vessel operating costs for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $23.2 million and $26.4 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the quarter ended June 30, 2017 (Predecessor) primarily due to a reduction in crew costs and repair and maintenance costs, reflecting the decline in operating activity in the segment in the current year and the Successor company’s accounting policy in regards to planned major maintenance activities. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the quarter ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the quarter ended June 30, 2017 (Predecessor) were $1.0 million.

Depreciation expense for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) was $4.1 million and $9.6 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the quarter ended June 30, 2018 (Successor) and quarter ended June 30, 2017 (Predecessor) were $6.3 million and $7.3 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of continuing cost reduction initiatives, which include headcount reductions and office consolidations.

Six Months Ended June 30, 2018 and 2017

Consolidated Results. Revenues earned for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $197.1 million and $275.9 million, respectively. Revenues have generally decreased as compared to the periods of the prior year primarily as a result of the prolonged industry downturn. Since June 30, 2017, the number of active vessels and the worldwide average vessel day rates have decreased. Additionally, revenues for the six months ended June 30, 2017 included a $39.1 million early termination fee related to the early cancellation of a long-term vessel charter contract.

Tidewater has responded to reductions in revenue by reducing vessel operating costs. Such operating costs for the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor) were $129.4 million and $164.6 million, respectively. While a portion of these costs related to lower levels of vessel operations, subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized. Such costs were expensed in the period incurred under the accounting policy of the Predecessor.

Depreciation expense for the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor) was $24.8 million and $73.9 million, respectively. Depreciation expense for Successor periods is substantially lower than that of Predecessor periods as a result of the application of fresh-start accounting upon emergence from bankruptcy, which significantly reduced the carrying value of properties and equipment. In addition, Tidewater has scrapped or disposed of 42 vessels since June 30, 2017.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor) were $48.0 million and $74.8 million, respectively, or down $26.8 million, or 36%, in the comparable periods. General and administrative expenses have decreased during the six months ended June 30, 2018 as compared to the comparable period of the prior year primarily as a result of lower restructuring-related professional services expenses and Tidewater’s continuing efforts to reduce overhead costs due to the downturn in the offshore services market. Included in general and administrative expenses for the six months ended June 30, 2017 (Predecessor) were $23.4 million of restructuring-related professional services expenses. Tidewater did not incur any such restructuring-related professional services expenses during the six months ended June 30, 2018 (Successor), but did incur professional services costs related to the proposed combination with GulfMark of $1.5 million. Note also, that general and administrative expenses for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) included stock-based compensation of $6.1 million and $(0.6) million, respectively.

Tidewater recorded $7.4 million and $228.3 million of asset impairments during the six months ended June 30, 2018 (Successor) and the six months ended June 30, 2017 (Predecessor), respectively, primarily due to the continued stacking of underutilized vessels (as a result of the decrease in the volume of oil and gas exploration, field development and production spending by its customers) and a decline in offshore support vessel values. As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater adopted fresh-start accounting and significantly reduced the carrying values of its vessels and other long-lived assets.

Interest and other debt expenses for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) were $15.1 million and $31.6 million, respectively. Interest and other debt costs for the six months ended June 30, 2018 reflects Tidewater’s post-restructuring capital structure, which includes debt of $444.8 million at June 30, 2018.

Tidewater’s outstanding receivable from Sonatide for work in Angola was reduced by approximately $77 million to approximately $153 million during the six months ended June 30, 2018 (Successor). Tidewater’s outstanding payable to Sonatide (including commissions payable) decreased by approximately $53 million to approximately $47 million during the same period. Sonatide has had some success in obtaining contracts that allow for a portion of services in Angola to be paid in dollars, has successfully initiated some conversion of kwanzas into dollars and has also successfully reduced the due from affiliates and due to affiliates balances via agreed netting transactions between Tidewater and Sonatide. For additional disclosure regarding the Sonatide Joint Venture, refer to the Sonatide Joint Venture disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this joint proxy statement/prospectus.

Americas Segment Operations. Vessel revenues in the Americas segment decreased 48%, or $53.7 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily due to a $39.1 million early termination fee related to the early cancellation of a long-term vessel charter contract included in the six months ended June 30, 2017. Deepwater revenues during the six months ended June 30, 2018 (Successor) were approximately $41.3 million less than the six months ended June 30, 2017, primarily as the result of the recognition of the early termination fee and lower average dayrates for deepwater vessels working in the region, especially in the U.S. Gulf of Mexico. Revenues from towing-supply vessels decreased 45%, or $11.6 million, during the same comparative periods. The decrease in revenue from towing-supply vessels is primarily the result of decreased demand for towing supply vessels especially in Brazil.

At December 31, 2017, Tidewater had 27 stacked Americas-based vessels. During the first six months of 2018, Tidewater stacked two additional vessels and disposed of eight vessels, resulting in a total of 21 stacked Americas-based vessels, or approximately 45% of the Americas-based fleet, as of June 30, 2018.

Operating profit for the Americas segment was $10.6 million for the six months ended June 30, 2018 (Successor) and $14.9 million for the six months ended June 30, 2017 (Predecessor).

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $30.6 million and $52.9 million, respectively. Overall vessel operating costs have decreased for the six months ended June 30, 2018 (Successor) as compared to the six months ended June 30, 2017 (Predecessor) primarily due to the reduction in crew costs, other vessel costs, and supplies, fuel and lube reflecting the decline in operating activity in the segment in the current year. Repairs and maintenance expense has decreased, in part, as the result of a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized, which Tidewater adopted subsequent to July 31, 2017, and in connection with the application of fresh-start accounting.

There were no vessel operating lease costs in the six months ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the six months ended June 30, 2017 (Predecessor) were $10.4 million.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $6.8 million and $22.0 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values recognized at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $10.7 million and $12.2 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of cost reduction initiatives, including headcount reductions.

Middle East/Asia Pacific Segment Operations. Vessel revenues in the Middle East/Asia Pacific segment decreased 25%, or $13.6 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing-supply vessels due to decreased average day rates, decreased utilization and fewer vessels working in the region.

At December 31, 2017, Tidewater had 16 stacked Middle East/Asia Pacific-based vessels. During the first six months of 2018, Tidewater returned two previously stacked vessels to service and disposed of two vessels, resulting in a total of 12 stacked Middle East/Asia Pacific-based vessels, or approximately 23% of the Middle East/Asia Pacific-based fleet, as of June 30, 2018.

Operating loss for the Middle East/Asia Pacific segment for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) was $1.6 million and $7.5 million, respectively.

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $29.9 million and $38.6 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the six months ended June 30, 2017 (Predecessor) primarily due to a reduction in crew costs and repair and maintenance costs, reflecting the decline in operating activity in the segment in the current year and the Successor company’s accounting policy in regards to planned major maintenance activities. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $5.6 million and $16.2 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were comparable.

Europe/Mediterranean Sea Segment Operations. Vessel revenues in the Europe/Mediterranean Sea segment increased 8%, or $1.8 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily as a result of an increase in revenue from deepwater vessels due to increased utilization especially in Tidewater’s Norway and North Sea operations and an increase in the number of deepwater vessels operating in the Mediterranean Sea. This increase was partially offset by a decrease in revenue from towing-supply vessels, as a result of fewer towing supply vessels working in the Mediterranean Sea which have generally been replaced by additional deepwater vessels working in the Mediterranean Sea.

At December 31, 2017, Tidewater had six stacked Europe/Mediterranean Sea -based vessels. During the first six months of 2018, Tidewater returned three previously stacked vessels to work resulting in a total of three stacked Europe/Mediterranean Sea-based vessels, or approximately 14% of the Europe/Mediterranean Sea-based fleet, as of June 30, 2018.

Operating loss for the Europe/Mediterranean Sea segment for the six months ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) was $4.7 million and $17.3 million, respectively.

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $20.7 million and $21.4 million, respectively. The modest decrease in vessel operating costs in the current period as compared to the six months ended June 30, 2017 (Predecessor) is primarily due to decreased repair and maintenance costs. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the six months ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the six months ended June 30, 2017 (Predecessor) were $1.2 million.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $4.0 million and $13.4 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were comparable.

West Africa Segment Operations. Vessel revenues in the West Africa segment decreased 15%, or $11.9 million, during the six months ended June 30, 2018 (Successor), as compared to the six months ended June 30, 2017 (Predecessor), primarily as a result of a decrease in revenue from towing supply vessels due to decreased average day rates, as a result of the continuing effects of the industry-wide downturn.

At December 31, 2017, Tidewater had 40 stacked West Africa-based vessels. During the first six months of 2018, Tidewater stacked four additional vessels, disposed of 13 vessels and returned one previously stacked vessel to work, resulting in a total of 30 stacked West Africa-based vessels, or approximately 36% of the West Africa-based fleet, as of June 30, 2018.

Operating loss for the West Africa segment was less than $0.1 million for the six months ended June 30, 2018 (Successor), and operating loss was $8.1 million for the six months ended June 30, 2017 (Predecessor).

Vessel operating costs for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $48.2 million and $51.8 million, respectively. Overall vessel operating costs have decreased in the current period as compared to the six months ended June 30, 2017 (Predecessor) primarily due to a reduction in repair and maintenance costs. Subsequent to July 31, 2017, and in connection with the application of fresh-start accounting, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

There were no vessel operating lease costs in the six months ended June 30, 2018 (Successor), as a result of the termination of lease contracts in conjunction with the Plan. Vessel operating lease costs in the six months ended June 30, 2017 (Predecessor) were $2.4 million.

Depreciation expense for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) was $8.1 million and $19.4 million, respectively. Depreciation expense has decreased significantly as compared to the prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the six months ended June 30, 2018 (Successor) and six months ended June 30, 2017 (Predecessor) were $13.0 million and $15.6 million, respectively. General and administrative expenses have decreased as compared to the prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which has continued through June 2018.

Nine Months Ended December 31, 2017 and 2016

Americas Segment Operations. Vessel revenues earned in the Americas segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $45.8 million, $40.8 million and $159.3 million, respectively.

Further reductions in Americas segment utilization and average day rates have caused decreases in revenue and are primarily the result of a significant industry downturn which occurred during the latter half of calendar 2014 and has continued through December 31, 2017.

On April 1, 2017, Tidewater had 34 stacked Americas-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked seven additional vessels, Tidewater sold four vessels and returned ten leased vessels to their respective owners, resulting in a total of 27 stacked Americas-based vessels, or approximately 50% of the Americas-based fleet, as of December 31, 2017.

Operating loss for the Americas segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) was $1.6 million, $22.5 million and $11.7 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $32 million, $37.9 million and $93.8 million, respectively. Overall vessel operating costs have decreased in the current periods as compared to the nine months ended December 31, 2016 primarily due to the reduction in crew costs, reflecting the decline in operating activity in the segment in the current year. Subsequent to July 31, 2017, Tidewater implemented a new planned major maintenance policy requiring the costs of drydockings and surveys associated with regulatory compliance to be deferred and amortized.

The Americas segment did not incur any vessel operating lease expense for the five month period of August 1, 2017 through December 31, 2017 (Successor). Vessel operating lease expense for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) was $3.8 million and $19.9 million, respectively. The reduction in vessel operating lease expense in the successor period compared to prior year primarily was the result of the termination of lease contracts in conjunction with the Plan.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $5.8 million, $13.9 million and $37.5 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values recognized at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $9.6 million, $7.7 million and $19.9 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

Middle East/Asia Pacific Segment Operations. Vessel revenues earned in the Middle East/Asia Pacific segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $39.8 million, $36.3 million and $87.9 million, respectively. Although the segment has experienced a modest increase in utilization for deepwater vessels and comparable utilization for towing supply vessels, reductions to average day rates for deepwater and towing supply vessels has caused an overall decrease in revenues as compared to the comparable nine month period of the prior year.

On April 1, 2017, Tidewater had 25 stacked Middle East/Asia Pacific-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked two additional vessels, sold seven vessels and returned four previously stacked vessels to service, resulting in a total of 16 stacked Middle East/Asia Pacific-based vessels, or approximately 28% of the Middle East/Asia Pacific-based fleet, as of December 31, 2017.

Operating profit for the Middle East/Asia Pacific segment for the five month period of August 1, 2017 through December 31, 2017 (Successor) was $0.5 million. Operating loss for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $1.4 million and $19.1 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $28.7 million, $23 million and $60.5 million, respectively.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $4.7 million, $10 million and $32.4 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $6 million, $4.8 million and $14.2 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

Europe/Mediterranean Sea Segment Operations. Vessel revenues earned in the Europe/Mediterranean Sea segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $19.9 million, $15.5 million and $32.5 million, respectively. The segment has experienced an increase in revenues from towing supply vessels primarily resulting from higher utilization and more vessels working in the area which has driven an overall increase in revenues as compared to the comparable nine month period of the prior year.

On April 1, 2017, Tidewater had seven stacked Europe/Mediterranean Sea-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked two additional vessels, sold two vessels and returned one previously stacked vessels to service, resulting in a total of six stacked Europe/Mediterranean Sea-based vessels, or approximately 27% of the Europe/Mediterranean Sea-based fleet, as of December 31, 2017.

Operating losses for the Europe/Mediterranean Sea segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $1.5 million, $12.7 million and $19.6 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $16.2 million, $16.5 million and $27.9 million, respectively.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $2.8 million, $9.1 million and $20 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017 resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $1.9 million, $1.6 million and $4.3 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

West Africa Segment Operations. Vessel revenues earned in the West Africa segment for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $66.4 million, $54 million and $147.2 million, respectively.

West Africa segment average day rates and the number of active vessels have decreased which has resulted in reductions to revenues as compared to prior year for deepwater, towing supply and other vessel classes due primarily to the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

On April 1, 2017, Tidewater had 45 stacked West Africa-based vessels. During the nine month period of April 1, 2017 through December 31, 2017, Tidewater stacked two additional vessels, sold five vessels and returned two previously stacked vessels to service, resulting in a total of 40 stacked West Africa-based vessels, or approximately 43% of the West Africa-based fleet, as of December 31, 2017.

Operating profit for the West Africa segment for the five month period of August 1, 2017 through December 31, 2017 (Successor) was $2.3 million. Operating losses for the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended September 30, 2016 (Predecessor) were $8.8 million and $19.3 million, respectively.

Vessel operating costs for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $43.5 million, $39 million and $96.2 million, respectively. Included in the period April 1, 2017 through July 31, 2017 (Predecessor) were higher levels of repair and maintenance due to increased drydockings.

Vessel operating lease expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $0.8 million, $1.4 million and $5.4 million, respectively. Vessel operating lease expense has decreased as compared to prior year primarily as a result of the termination of lease contracts in conjunction with the Plan.

Depreciation expense for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $6.1 million, $12.6 million and $34.4 million, respectively. Depreciation expense has decreased significantly as compared to prior year primarily due to the substantial reduction in vessel carrying values at July 31, 2017, resulting from the application of fresh-start accounting.

General and administrative expenses for the five month period of August 1, 2017 through December 31, 2017 (Successor), the four month period of April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) were $13.7 million, $9.8 million and $30.5 million, respectively. General and administrative expenses have decreased as compared to prior year primarily as a result of cost reduction initiatives that Tidewater has undertaken as a result of the significant industry downturn which occurred over the latter half of calendar 2014 and has continued through December 31, 2017.

Other Items for the Six Months Ended June 30, 2018 and 2017

Asset Impairments. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to active service are evaluated for impairment as part of their assigned active asset group and not individually.

Tidewater reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, Tidewater estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater significantly reduced the carrying values of its vessels and other assets.

The table below summarizes the number of vessels impaired and the amount of the impairment incurred.

	Successor	Predecessor	Successor	Predecessor
(In thousands, except number of vessels impaired)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Number of vessels impaired in the period(A)	2	77	15	89
Amount of impairment incurred	$1,215	163,423	7,401	228,280

(A)

For the quarter and six month periods ended June 30, 2018, there were 2 and 15 stacked vessels impaired, respectively. For the quarter ended June 30, 2017, there were 72 stacked vessels and 5 active vessels impaired, respectively, and for the six month period ended June 30, 2017, there were 83 stacked vessels and 6 active vessels impaired, respectively.

Insurance and Loss Reserves. Insurance and loss reserves in the quarter and six month periods ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor) reflect favorable developments in case-based reserves and experience-based, retrospective premium adjustments and the decline in the number of vessels in Tidewater’s fleet.

Gains on Asset Dispositions, Net. During the quarter and six months ended June 30, 2018 (Successor), Tidewater recognized net gains of $1.3 million and $3.3 million, respectively, related to the sale of vessels and other assets. Included in gain on asset dispositions, net for the quarter and six months ended June 30, 2017 (Predecessor), were $3.0 million and $8.9 million of amortized gains from sale leaseback transactions, respectively, and $0.2 million and $0.4 million of net gains from the sale of vessels and other assets, respectively.

Foreign Exchange Losses. During the quarter and six months ended June 30, 2018 (Successor), Tidewater recognized net foreign exchange losses of $1.0 million and $1.4 million, respectively, primarily as a result of the revaluation of Brazilian reais-denominated balances to the U.S. dollar reporting currency. Tidewater recognized foreign currency losses of $1.2 million and $0.5 million, respectively, for the quarter and six months ended June 30, 2017 (Predecessor), which were primarily due to the revaluation of Norwegian kroner-denominated debt to the U.S. dollar reporting currency.

During the six months ended June 30, 2018, the currency exchange rate of the Angolan kwanza versus the U.S. dollar devalued from a ratio of approximately 168 to 1 to a ratio of approximately 250 to 1, or approximately 49%. As a result, Tidewater recognized 49% of the total foreign exchange loss, or approximately $20.6 million, through equity in net earnings (losses) of unconsolidated companies.

Other Items for the Nine Months Ended December 31, 2017 and 2016

Asset Impairments. Due in part to the modernization of Tidewater’s fleet, more vessels that are being stacked are newer vessels that are expected to return to active service. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to active service are evaluated for impairment as part of their assigned active asset group and not individually.

Tidewater reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, Tidewater estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

As of Tidewater’s emergence from Chapter 11 bankruptcy on July 31, 2017, Tidewater significantly reduced the carrying values of it vessels and other assets.

During the five month period from August 1, 2017 through December 31, 2017 (Successor), Tidewater recognized $14.4 million of impairment charges on five vessels that were stacked, largely to reflect the decision to scrap certain stacked vessels. The fair value of vessels in the stacked fleet incurring impairment during the period from August 1, 2017 through December 31, 2017 (Successor) was $8.8 million (after having recorded impairment charges).

During the five month period from August 1, 2017 through December 31, 2017 (Successor), there were no impairments related to active vessels.

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), Tidewater recognized $157.8 million of impairment charges on 73 vessels that were stacked. The fair value of vessels in the stacked fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) was $505.6 million (after having recorded impairment charges).

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), Tidewater recognized $26.9 million of impairments on six vessels in the active fleet. The fair value of vessels in the active fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) was $66.2 million (after having recorded impairment charges).

The table below summarizes the number of vessels and ROVs impaired, the amount of impairment incurred and the combined fair value of the assets after having recorded the impairment charges.

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Number of vessels impaired during the period	5	79	115
Number of ROVs impaired during the period	—	—	8
Amount of impairment incurred(A)	$16,777	184,748	419,870
Combined fair value of assets incurring impairment after having recorded impairment charges	8,763	571,821	813,851

(A)

The period August 1, 2017 through December 31, 2017 and the nine month period ended December 31, 2016 included $2.3 million and $1.6 million, respectively, of impairments related to inventory and other non-vessel assets.

Insurance and Loss Reserves. Insurance and loss reserves expense was $4.6 million during the five month period from August 1, 2017 through December 31, 2017 (Successor), $3.9 million during the four month period from April 1, 2017 through July 31, 2017 (Predecessor) and $11.8 million during the nine months ended December 31, 2016 (Predecessor). Insurance and loss reserves expense in the current year reflect decreases in premiums and claims as a result of lower levels of vessel activity.

Gains on Asset Dispositions, Net. During the five month period from August 1, 2017 through December 31, 2017 (Successor), Tidewater recognized net gains of $7.1 million related to the sale of eight ROVs which was partially offset by $0.5 million of net losses related to the disposal of 11 vessels and other assets. Included in gain on asset dispositions, net for the four month period from April 1, 2017 through July 31, 2017 (Predecessor), was $0.5 million related to the sale of seven vessels and Tidewater recognized deferred gains related to sale leaseback transactions of $3 million. During the nine months ended December 31, 2016 (Predecessor), Tidewater recognized deferred gains related to sale leaseback transactions of $17.5 million and net gains of $0.5 million related to the disposal of ten vessels and other assets.

All remaining deferred gains related to Tidewater’s sale leaseback vessels were recognized as reorganization items in the quarter ended June 30, 2017 (Predecessor) due to Tidewater’s rejection of all 16 sale leaseback agreements during the Chapter 11 proceedings.

Foreign Exchange Losses. During the five month period from August 1, 2017 through December 31, 2017 (Successor), the four month period from April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor), Tidewater recognized foreign exchange losses of $0.4 million, $3.2 million and $2.3 million, respectively. These foreign exchange losses were primarily the result of the revaluation of its Norwegian kroner-denominated debt to its U.S. dollar reporting currency.

In January 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar was devalued from a ratio of approximately 168 to 1 to a ratio of approximately 207 to 1, or approximately 22%. Based on Angolan kwanza denominated balance sheet accounts at December 31, 2017, and an Angolan kwanza to U.S. dollar exchange ratio of 207 to 1, Sonatide will recognize a further exchange loss estimated to be approximately $28 million. Tidewater will recognize 49% of the total foreign exchange loss, or approximately $14 million through equity in net earnings (losses) of unconsolidated companies.

Interest and Other Debt Costs. Interest and other debt costs for the five month period from August 1, 2017 through December 31, 2017 (Successor) was $13 million and reflects interest expense on the New Secured Notes and Troms Offshore debt as well as the amortization of premiums and discounts associated with the respective loans in connection with fresh-start accounting valuations. Interest and other debt costs for the four month period from April 1, 2017 through July 31, 2017 (Predecessor) was $11.2 million and reflects interest expense on the Predecessor Company’s term loan, revolver and senior notes through the Petition Date and Troms debt for the entire period. The filing of Tidewater’s bankruptcy petition on May 17, 2017, resulted in the cessation of the accrual of interest on its term loan, revolving line of credit and senior notes through the Emergence Date of July 31, 2017. Had the term loan, revolving line of credit and senior notes not been compromised by the Plan, interest expense for the period from April 1, 2017 through the Emergence Date of July 31, 2017 (Predecessor) would have been approximately $27 million. Interest and other debt costs for the nine months ended December 31, 2016 (Predecessor) was $54 million and reflects interest expense on the Predecessor Company’s term loan, revolver, senior notes and Troms debt. For additional information, see “Indebtedness” under “Liquidity, Capital Resources and Other Matters” in this joint proxy statement/prospectus.

Reorganization Items. Tidewater incurred reorganization charges of $4.3 million and $1.4 billion for the five month period of August 1, 2017 through December 31, 2017 (Successor) and the four month period of April 1, 2017 through July 31, 2017 (Predecessor), respectively. Successor reorganization items included the cost of delivering vessels operating under sale leaseback agreements to the lessors and bankruptcy related professional fees. Predecessor reorganization items included (i) fresh-start adjustments of $1.8 billion to record the values of assets and liabilities on its books at their fair values, (ii) $316.5 million related to the settlement of liabilities associated with sale leaseback claims and make-whole claims on its debt, partially offset by deferred gains recognized on sale leaseback transactions and other items and (iii) professional fees of $28 million incurred subsequent to the Petition Date. Offsetting these reorganization charges is a gain on settlement of liabilities subject to compromise of $767.6 million.

Vessel Class Revenue and Statistics by Segment for the Six Months Ended June 30, 2018 and 2017

Vessel utilization is determined primarily by market conditions and to a lesser extent by drydocking requirements. Vessel day rates are determined by the demand created largely through the level of offshore exploration, field development and production spending by energy companies relative to the supply of offshore service vessels. Suitability of equipment and the quality of service provided may also influence vessel day rates. Vessel utilization rates are calculated by dividing the number of days a vessel works during a reporting period by the number of days the vessel is available to work in the reporting period. Stacked vessels reduce utilization rates because stacked vessels are considered available to work, and as such, are included in the calculation of utilization rates. Average day rates are calculated by dividing the revenue a vessel earns during a reporting period by the number of days the vessel worked in the reporting period.

Vessel utilization and average day rates are calculated on all vessels in service (which includes stacked vessels and vessels in drydock) but do not include vessels owned by joint ventures (eight vessels at June 30, 2018).

The following tables compare revenues, day-based utilization percentages and average day rates by vessel class and in total for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
REVENUE BY VESSEL CLASS (In thousands):	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Americas fleet:
Deepwater (A)	$22,661	17,313	38,866	80,144
Towing-supply	7,560	11,274	14,406	26,012
Other	2,380	3,300	5,410	6,264
Total	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific fleet:
Deepwater	$9,603	10,701	19,167	20,134
Towing-supply	12,783	17,065	21,607	34,310
Other	20	—	20	—
Total	$22,406	27,766	40,794	54,444
Europe/Mediterranean Sea fleet:
Deepwater	$12,596	8,237	21,616	18,090
Towing-supply	761	2,794	1,364	3,116
Other	—	—	—	(9)
Total	$13,357	11,031	22,980	21,197
West Africa fleet:
Deepwater	$14,314	13,921	28,252	27,100
Towing-supply	17,321	24,225	33,460	46,697
Other	4,175	3,427	7,500	7,304
Total	$35,810	41,573	69,212	81,101
Worldwide fleet:
Deepwater	$59,174	50,172	107,901	145,468
Towing-supply	38,425	55,358	70,837	110,135
Other	6,575	6,727	12,930	13,559
Total	$104,174	112,257	191,668	269,162

UTILIZATION:
Americas fleet:
Deepwater	54.8%	23.4	48.5	26.5
Towing-supply	37.7	36.4	36.7	39.1
Other	48.3	50.0	55.1	47.8
Total	48.3%	30.3	45.5	32.8
Middle East/Asia Pacific fleet:
Deepwater	64.2%	54.4	59.1	50.1
Towing-supply	60.2	57.2	49.9	55.7
Other	100.0	—	—	—
Total	61.6%	55.4	53.0	53.0
Europe/Mediterranean Sea fleet:
Deepwater	79.5%	59.7	72.3	60.4
Towing-supply	29.0	66.1	27.0	45.9
Other	—	—	—	—
Total	70.3%	56.5	63.9	52.4
West Africa fleet:
Deepwater	60.2%	46.1	56.2	47.0
Towing-supply	47.0	49.4	42.8	47.1
Other	49.2	33.1	42.5	32.9
Total	51.9%	42.7	46.8	41.9
Worldwide fleet:
Deepwater	63.5%	41.1	57.8	41.8
Towing-supply	49.9	50.9	44.0	48.9
Other	49.1	33.9	44.7	33.3
Total	55.5%	44.0	49.9	43.3

(A)	Included in Americas fleet deepwater revenue for the six months ended June 30, 2017, is $39.1 million of revenue related to the early cancellation of a long-term vessel charter contract.

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
AVERAGE VESSEL DAY RATES:
Americas fleet:
Deepwater (A)	$18,162	19,869	17,488	40,730
Towing-supply	14,349	15,959	14,273	16,961
Other	9,029	9,071	9,047	9,045
Total	$15,995	16,423	15,323	26,806
Middle East/Asia Pacific fleet:
Deepwater	$9,287	9,825	9,686	9,872
Towing-supply	6,627	7,511	6,612	7,770
Other	6,122	—	6,122	—
Total	$7,554	8,261	7,770	8,435
Europe/Mediterranean Sea fleet:
Deepwater	$9,676	8,967	9,441	9,608
Towing-supply	7,195	7,459	6,965	7,349
Other	—	—	—	—
Total	$9,489	8,530	9,246	9,189
West Africa fleet:
Deepwater	$9,940	13,768	10,344	13,516
Towing-supply	13,054	14,271	13,145	14,223
Other	3,508	3,265	3,415	3,464
Total	$9,050	11,061	9,262	10,964
Worldwide fleet:
Deepwater	$11,779	12,897	11,700	18,426
Towing-supply	9,882	10,961	10,093	11,405
Other	4,513	4,759	4,622	4,840
Total	$10,047	10,842	10,068	13,225

(A)

Included in Americas fleet deepwater average day rates for the six months ended June 30, 2017, is $39.1 million of revenue related to early cancellation of a long-term vessel charter contract. Americas fleet deepwater average day rates for the six months ended June 30, 2018 were increased by $19,895 as a result of the recognition of revenue related to the early cancellation of the vessel charter contract.

Vessel Class Revenue and Statistics by Segment for the Nine Months Ended December 31, 2017 and 2016

Vessel utilization is determined primarily by market conditions and to a lesser extent by major repairs and maintenance and drydocking requirements. Vessel day rates are determined by the demand created largely through the level of offshore exploration, field development and production spending by energy companies relative to the supply of offshore support vessels. Specifications of available equipment and the scope of service provided may also influence vessel day rates. Vessel utilization rates are calculated by dividing the number of days a vessel works during a reporting period by the number of days the vessel is available to work in the reporting period. As such, stacked vessels depress utilization rates because stacked vessels are considered available to work, and as such, are included in the calculation of utilization rates. Average day rates are calculated by dividing the revenue a vessel earns during a reporting period by the number of days the vessel worked in the reporting period.

Vessel utilization and average day rates are calculated on all vessels in service (which includes stacked vessels and vessels undergoing major repairs and maintenance and/or in drydock) but do not include vessels owned by joint ventures (eight vessels at December 31, 2017). The following tables compare revenues, days-based utilization percentages and average day rates by vessel class and in total:

	Successor		Predecessor
	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
REVENUE BY VESSEL CLASS (in thousands):
Nine Month Transition Period Ended December 31, 2017
Americas fleet
Deepwater	$17,062	9,798	4,304	17,313
Towing-supply	8,263	5,572	3,747	11,274
Other	3,010	2,079	910	3,300

Total	$28,335	17,449	8,961	31,887
Middle East/Asia Pacific fleet
Deepwater	$9,066	5,726	2,667	10,701
Towing-supply	14,110	10,943	5,880	17,065
Other	—	—	—	—

Total	$23,176	16,669	8,547	27,766
Europe/Mediterranean Sea fleet
Deepwater	$10,394	7,810	3,383	8,237
Towing-supply	641	1,050	1,052	2,794
Other	—	—	—	—

Total	$11,035	8,860	4,435	11,031
West Africa Fleet
Deepwater	$14,359	9,772	4,205	13,921
Towing-supply	19,807	13,999	7,072	24,225
Other	4,601	3,822	1,120	3,427

Total	$38,767	27,593	12,397	41,573
Worldwide fleet
Deepwater	$50,881	33,106	14,559	50,172
Towing-supply	42,821	31,564	17,751	55,358
Other	7,611	5,901	2,030	6,727

Total	$101,313	70,571	34,340	112,257

	Predecessor
	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Nine month period ended December 31, 2016
REVENUE BY VESSEL CLASS (in thousands):
Nine Month Period Ended December 31, 2016
Americas fleet
Deepwater	$40,387	37,270	30,846	108,503
Towing-supply	16,879	13,039	11,905	41,823
Other	3,342	2,816	2,826	8,984

Total	$60,608	53,125	45,577	159,310
Middle East/Asia Pacific fleet
Deepwater	$8,628	8,860	8,605	26,093
Towing-supply	23,495	20,724	17,628	61,847
Other	—	—	—	—

Total	$32,123	29,584	26,233	87,940
Europe/Mediterranean Sea fleet
Deepwater	$10,651	9,629	9,359	29,639
Towing-supply	736	819	782	2,337
Other	478	48	—	526

Total	$11,865	10,496	10,141	32,502
West Africa Fleet
Deepwater	$22,638	14,676	12,389	49,703
Towing-supply	27,181	25,115	25,305	77,601
Other	8,015	6,365	5,475	19,855

Total	$57,834	46,156	43,169	147,159
Worldwide fleet
Deepwater	$82,304	70,435	61,199	213,938
Towing-supply	68,291	59,697	55,620	183,608
Other	11,835	9,229	8,301	29,365

Total	$162,430	139,361	125,120	426,911

	Successor		Predecessor
	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
UTILIZATION:
Nine Month Transition Period Ended December 31, 2017
Americas fleet
Deepwater	32.2%	21.8	18.1	23.4
Towing-supply	39.0	35.6	37.0	36.4
Other	60.8	46.1	43.8	50.0

Total	37.6%	28.9	26.6	30.3
Middle East/Asia Pacific fleet
Deepwater	48.7%	45.6	40.8	54.4
Towing-supply	57.7	57.1	57.2	57.2
Other	—	—	—	—

Total	54.5%	52.5	51.1	55.4
Europe/Mediterranean Sea fleet
Deepwater	69.4%	72.9	69.5	59.7
Towing-supply	24.1	40.6	79.8	66.1
Other	—	—	—	—

Total	60.7%	61.6	66.5	56.5
West Africa fleet
Deepwater	49.4%	53.4	40.8	46.1
Towing-supply	45.7	45.7	44.2	49.4
Other	44.8	49.7	34.8	33.1

Total	46.5%	49.1	40.1	42.7
Worldwide fleet
Deepwater	47.2%	43.6	36.9	41.1
Towing-supply	48.6	48.2	50.1	50.9
Other	47.4	46.3	34.1	33.9

Total	47.8%	46.0	42.0	44.0

	Predecessor
UTILIZATION:	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Nine month period ended December 31, 2016
Nine Month Period Ended December 31, 2016
Americas fleet
Deepwater	41.8%	38.1	32.1	37.4
Towing-supply	41.6	37.5	36.4	38.7
Other	48.0	34.1	37.0	39.8

Total	42.5%	37.5	34.0	38.1
Middle East/Asia Pacific fleet
Deepwater	28.0%	35.0	35.9	33.2
Towing-supply	62.4	54.7	52.9	56.6
Other	—	—	—	—

Total	51.2%	47.7	46.7	48.5
Europe/Mediterranean Sea fleet
Deepwater	56.2%	52.3	53.7	54.0
Towing-supply	44.8	50.0	48.6	47.8
Other	68.9	16.7	—	28.4

Total	56.3	48.8	48.4	51.1
West Africa Fleet
Deepwater	53.7%	37.9	34.5	42.3
Towing-supply	46.4	42.4	47.3	45.4
Other	51.2	44.2	39.7	45.0

Total	49.9%	42.0	41.6	44.5
Worldwide fleet
Deepwater	44.4%	39.8	37.2	40.4
Towing-supply	51.6	46.6	47.5	48.6
Other	50.2	40.3	36.7	42.4

Total	48.6%	42.8	41.4	44.3

	Successor		Predecessor
AVERAGE DAY RATES:	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
Nine Month Transition Period Ended December 31, 2017
Americas fleet
Deepwater	$18,301	19,698	18,845	19,869
Towing-supply	14,700	13,547	16,435	15,959
Other	8,628	9,250	8,384	9,071

Total	$15,372	15,394	15,863	16,423
Middle East/Asia Pacific fleet
Deepwater	$9,762	9,805	10,054	9,825
Towing-supply	6,787	7,325	7,537	7,511
Other	—	—	—	—

Total	$7,705	8,022	8,175	8,261
Europe/Mediterranean Sea fleet
Deepwater	$9,427	9,826	8,722	8,967
Towing-supply	7,035	7,073	7,082	7,459
Other	—	—	—	—

Total	$9,244	9,392	8,268	8,530
West Africa fleet
Deepwater	$11,702	11,492	13,663	13,768
Towing-supply	12,979	13,220	13,582	14,271
Other	3,602	4,068	3,273	3,265

Total	$9,619	9,686	10,565	11,061
Worldwide fleet
Deepwater	$12,142	12,142	12,242	12,897
Towing-supply	10,056	10,141	10,583	10,961
Other	4,681	5,068	4,493	4,759

Total	$10,056	10,077	10,343	10,842

	Predecessor
AVERAGE DAY RATES:	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Nine month period ended December 31, 2016
Nine Month Period Ended December 31, 2016
Americas fleet
Deepwater	$25,480	25,302	25,181	25,334
Towing-supply	16,917	16,401	16,239	16,558
Other	8,507	10,246	10,384	9,559

Total	$20,368	20,892	20,436	20,560
Middle East/Asia Pacific fleet
Deepwater	$16,989	12,687	11,576	13,384
Towing-supply	9,054	8,954	7,872	8,652
Other	—	—	—	—

Total	$10,353	9,819	8,795	9,666
Europe/Mediterranean Sea fleet
Deepwater	$12,562	11,315	10,424	11,414
Towing-supply	9,023	8,896	8,750	8,886
Other	3,810	1,554	—	3,366

Total	$11,248	10,778	10,272	10,777
West Africa Fleet
Deepwater	$18,056	17,575	16,695	17,558
Towing-supply	15,364	15,710	14,176	15,060
Other	4,780	4,345	4,169	4,457

Total	$12,306	11,839	11,240	11,831
Worldwide fleet
Deepwater	$19,622	18,260	16,961	18,348
Towing-supply	12,546	12,436	11,476	12,167
Other	5,392	5,213	5,235	5,290

Total	$13,727	13,364	12,461	13,216

Vessel Count, Dispositions, Acquisitions and Construction Programs for the Six Months Ended June 30, 2018 and 2017

The following table compares the average number of vessels by class and geographic distribution for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Americas fleet
Deepwater	25	41	26	41
Towing-supply	15	21	15	22
Other	6	8	6	8

Total	46	70	47	71
Less stacked vessels	(19)	(35)	(20)	(35)

Active vessels	27	35	27	36

Middle East/Asia Pacific fleet
Deepwater	18	22	19	22
Towing-supply	35	44	36	44
Other	—	1	—	1

Total	53	67	55	67
Less stacked vessels	(12)	(25)	(14)	(25)

Active vessels	41	42	41	42

Europe/Mediterranean Sea fleet
Deepwater	18	17	17	17
Towing-supply	4	6	4	5
Other	—	2	—	2

Total	22	25	21	24
Less stacked vessels	(4)	(6)	(4)	(7)

Active vessels	18	19	17	17

West Africa Fleet
Deepwater	26	24	27	24
Towing-supply	31	38	33	38
Other	27	35	28	36

Total	84	97	88	98
Less stacked vessels	(29)	(43)	(34)	(44)

Active vessels	55	54	54	54

Worldwide fleet
Deepwater	87	104	89	104
Towing-supply	85	109	88	109
Other	33	46	34	47

Total	205	259	211	260
Less stacked vessels	(64)	(109)	(72)	(111)

Active vessels	141	150	139	149

Total active	141	150	139	149
Total stacked	64	109	72	111
Total joint venture and other vessels	8	8	8	8

Total	213	267	219	268

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Leased Vessels Included in Vessel Counts Above:
Americas fleet
Deepwater	—	8	—	8
Towing-supply	—	3	—	3

Total	—	11	—	11
Stacked vessels	—	(10)	—	(10)

Active vessels	—	1	—	1

Europe/Mediterranean Sea fleet
Towing-supply	—	2	—	2

Total	—	2	—	2
Stacked vessels	—	—	—	—

Active vessels	—	2	—	2

West Africa Fleet
Towing-supply	—	3	—	3

Total	—	3	—	3
Stacked vessels	—	—	—	—

Active vessels	—	3	—	3

Worldwide fleet
Deepwater	—	8	—	8
Towing-supply	—	8	—	8

Total	—	16	—	16
Stacked vessels	—	(10)	—	(10)

Active vessels	—	6	—	6

Owned or chartered vessels include vessels stacked by Tidewater. Tidewater considers a vessel to be stacked if the vessel crew is furloughed or substantially reduced and limited maintenance is being performed on the vessel. Tidewater reduces operating costs by stacking vessels when management does not foresee opportunities to profitably or strategically operate the vessels in the near future. Vessels are stacked when market conditions warrant and are no longer considered stacked when they are returned to active service, sold or otherwise disposed. When economically practical marketing opportunities arise, the stacked vessels can be returned to active service by performing any necessary maintenance on the vessel and either rehiring or returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked vessels are considered to be in service and are included in the calculation of Tidewater’s utilization statistics.

Tidewater had 66 and 115 stacked vessels at June 30, 2018 and 2017, respectively.

The following is a summary of net properties and equipment at June 30, 2018 and December 31, 2017:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Properties and equipment:
Vessels and related equipment	$836,773	850,268
Other properties and equipment	5,481	5,710

	842,254	855,978
Less accumulated depreciation and amortization	38,529	18,458

Net properties and equipment	$803,725	837,520

	June 30, 2018		December 31, 2017
	Number Of Vessels	Carrying Value	Number of Vessels	Carrying Value
		(In thousands)		(In thousands)
Owned vessels in active service	138	$640,394	138	$632,978
Stacked vessels	66	146,857	89	189,710
Marine equipment and other assets under construction		11,903		9,501
Other property and equipment		4,571		5,331

Totals	204	$803,725	227	$837,520

Vessel Count, Dispositions, Acquisitions and Construction Programs for the Nine Months Ended December 31, 2017 and 2016

The following table compares the average number of vessels by class and geographic distribution and the actual December 31, 2017 vessel count:

	Successor		Predecessor
	Actual Vessel Count at December 31, 2017	Average Number of Vessels During Period from August 1, 2017 through December 31, 2017	Average Number of Vessels During Period from April 1, 2017 through July 31, 2017	Average Number of Vessels During Nine month period ended December 31, 2016
Americas fleet
Deepwater	32	34	41	42
Towing-supply	16	17	21	24
Other	6	7	8	8

Total	54	58	70	74
Stacked vessels	(27)	(32)	(37)	(33)

Active vessels	27	26	33	41

Middle East/Asia Pacific fleet
Deepwater	20	21	22	22
Towing-supply	37	41	44	45
Other	—	—	1	1

Total	57	62	67	68
Stacked vessels	(16)	(21)	(25)	(26)

Active vessels	41	41	42	42

	Successor		Predecessor
	Actual Vessel Count at December 31, 2017	Average Number of Vessels During Period from August 1, 2017 through December 31, 2017	Average Number of Vessels During Period from April 1, 2017 through July 31, 2017	Average Number of Vessels During Nine month period ended December 31, 2016
Europe/Mediterranean Sea fleet
Deepwater	18	17	17	18
Towing-supply	4	4	6	2
Other	0	1	2	2

Total	22	22	25	22
Stacked vessels	(6)	(5)	(6)	(7)

Active vessels	16	17	19	15

West Africa Fleet
Deepwater	27	27	24	24
Towing-supply	36	37	38	41
Other	31	31	34	36

Total	94	95	96	101
Stacked vessels	(40)	(37)	(42)	(35)

Active vessels	54	58	54	66

Worldwide fleet
Deepwater	97	99	104	106
Towing-supply	93	99	109	112
Other	37	39	45	47

Total	227	237	258	265
Stacked vessels	(89)	(95)	(110)	(101)

Active vessels	138	142	148	164

Total active	138	142	148	164
Total stacked	89	95	110	101
Total joint venture and other vessels	8	8	8	8

Total	235	245	266	273

Leased Vessels Included in Vessel Counts Above:
Americas fleet
Deepwater	—	3	8	8
Towing-supply	—	1	3	3

Total	—	4	11	11
Stacked vessels	—	(4)	(10)	(7)

Active vessels	—	—	1	4

Europe/Mediterranean Sea fleet
Towing-supply	—	1	2	—

Total	—	1	2
Stacked vessels	—	—	—	—

Active vessels	—	1	2	—

West Africa Fleet
Towing-supply	—	1	3	5

Total	—	1	3	5
Stacked vessels	—	—	—	—

Active vessels	—	1	3	5

	Successor		Predecessor
	Actual Vessel Count at December 31, 2017	Average Number of Vessels During Period from August 1, 2017 through December 31, 2017	Average Number of Vessels During Period from April 1, 2017 through July 31, 2017	Average Number of Vessels During Nine month period ended December 31, 2016
Worldwide fleet
Deepwater	—	3	8	8
Towing-supply	—	3	8	8

Total	—	6	16	16
Stacked vessels	—	(4)	(10)	(7)

Active vessels	—	2	6	9

Owned or chartered vessels include vessels stacked by Tidewater. Tidewater considers a vessel to be stacked if the vessel crew is furloughed or substantially reduced and limited maintenance is being performed on the vessel. Tidewater reduces operating costs by stacking vessels when management does not foresee opportunities to profitably or strategically operate the vessels in the near future. Vessels are stacked when market conditions warrant and they are no longer considered stacked when they are returned to active service, sold or otherwise disposed. When economically practical marketing opportunities arise, the stacked vessels can be returned to active service by performing any necessary maintenance on the vessel and either rehiring or returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked vessels are considered to be in service and are included in the calculation of Tidewater’s utilization statistics.

Tidewater had 89, 109 and 116 stacked vessels at December 31, 2017 (Successor), July 31, 2017 (Predecessor) and December 31, 2016 (Predecessor), respectively.

Vessel Dispositions

Tidewater seeks opportunities to sell and/or scrap its older vessels when market conditions warrant and opportunities arise. The majority of Tidewater’s vessels are sold to buyers who do not compete with Tidewater in the offshore energy industry. The following is a summary of the number of vessels disposed of by vessel type and segment for the six months ended June 30, 2018:

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Number of vessels disposed by vessel type:
Deepwater vessels	—	—	10	1
Towing-supply vessels	1	—	8	1
Other	2	2	5	2

Total	3	2	23	4

Number of vessels disposed by segment:
Americas	—	—	8	—
Middle East/Asia Pacific	1	—	2	1
Europe/Mediterranean Sea	—	—	—	1
West Africa	2	2	13	2

Total	3	2	23	4

For the nine months period ended December 31, 2017 and 2016, the number of vessels disposed by vessel type and segment are as follows:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Number of vessels disposed by vessel type:(A)
Deepwater PSVs	—	—	1
Towing-supply vessels	6	2	8
Other	5	5	1

Total	11	7	10

Number of vessels disposed by segment:
Americas	2	2	9
Middle East/Asia Pacific	7	—	—
Europe/Mediterranean Sea	2	—	—
West Africa	—	5	1

Total	11	7	10

(A)	Vessel dispositions exclude the return of 16 leased vessels to their respective owners in connection with the Plan.

Vessel Deliveries

Nine Month Transition Period Ended December 31, 2017. Tidewater took delivery of one 300-foot, 5,400 deadweight ton (“DWT”) of cargo carrying capacity, deepwater platform supply vessel (“PSV”), which was constructed at a domestic shipyard for a total cost of $53.2 million. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, this vessel under construction was recorded at its estimated fair value of $7 million. The final payment of $4.3 million was made upon delivery in the quarter ended December 31, 2017.

Nine Month Period Ended December 31, 2016. Tidewater took delivery of three newly-built deepwater PSVs. One 310-foot, 6,100 DWT of cargo carrying capacity, deepwater PSV was constructed at a domestic shipyard for a total cost of $52.3 million. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, this vessel was recorded at its estimated fair value of $14.3 million. Two 262-foot, 4,400 DWT of cargo carrying capacity, deepwater PSVs were constructed at an international shipyard for a total aggregate cost of $34.9 million. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, these vessels were recorded at an estimated fair value of $14.2 million.

Vessel and Other Commitments

Tidewater has $2.3 million in unfunded capital commitments associated with one 5,400 DWT deepwater PSV under construction at June 30, 2018. The total cost of the new-build vessel includes contract costs and other incidental costs. Tidewater took delivery of this vessel on July 31, 2018.

Tidewater has experienced substantial delay with one fast supply boat under construction in Brazil that was originally scheduled to be delivered in September 2009. On April 5, 2011, pursuant to the vessel construction contract, Tidewater sent the subject shipyard a letter initiating arbitration in order to resolve disputes of such matters as the shipyard’s failure to achieve payment milestones, its failure to follow the construction schedule, and its failure to timely deliver the vessel. Tidewater has suspended construction on the vessel and both parties continue to pursue arbitration. During 2016 Tidewater reclassified the remaining accumulated costs of $5.6 million from construction in progress to other assets as an insurance receivable. In conjunction with Tidewater’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017, a valuation analysis was performed to assess the likelihood and extent of the recovery of the disputed amount and as a result, the remaining insurance receivable has been valued at $1.8 million as of July 31, 2017 and December 31, 2017.

Tidewater generally requires shipyards to provide third party credit support in the event that vessels are not completed and delivered timely and in accordance with the terms of the shipbuilding contracts. That third party credit support typically guarantees the return of amounts paid by Tidewater and generally takes the form of refundment guarantees or standby letters of credit issued by major financial institutions generally located in the country of the shipyard. While Tidewater seeks to minimize its shipyard credit risk by requiring these instruments, the ultimate return of amounts paid by Tidewater in the event of shipyard default is still subject to the creditworthiness of the shipyard and the provider of the credit support, as well as Tidewater’s ability to successfully pursue legal action to compel payment of these instruments. When third party credit support that is acceptable to Tidewater is not available or cost effective, Tidewater endeavors to limit its credit risk by minimizing pre-delivery payments and through other contract terms with the shipyard.

General and Administrative Expenses

Consolidated general and administrative expenses and the related percentage of total revenue for the quarters and six month periods ended June 30, 2018 and 2017 consist of the following components:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Personnel	$14,135	13%	16,257	14%	28,936	14%	29,567	11%
Office and property	3,123	3%	3,899	3%	6,504	3%	7,929	3%
Sales and marketing	772	1%	648	1%	1,410	1%	1,333	<1%
Professional services	4,560	4%	10,160	9%	7,540	4%	30,352	11%
Other	1,835	2%	2,095	2%	3,600	2%	5,605	2%

Total	$24,425	23%	33,059	29%	47,990	24%	74,786	27%

Segment and corporate general and administrative expenses and the related percentage of total general and administrative expenses for the quarters and six month periods ended June 30, 2018 and 2017 were as follows:

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
(In thousands)		%		%		%		%
Vessel operations	$16,613	68%	18,002	55%	$33,480	70%	37,447	50%
Other operating activities	2	<1%	355	1%	16	<1%	880	1%
Corporate	7,810	32%	14,702	44%	14,494	30%	36,459	49%

Total	$24,425	100%	33,059	100%	$47,990	100%	74,786	100%

General and administrative expenses during the quarter and six months ended June 30, 2018 were 26%, or $8.6 million, and 36%, or $26.8 million, lower as compared to the same periods in 2017. Decreases to professional services costs are primarily the result of a decrease in restructuring-related professional service expenses. Such restructuring-related professional service expenses of $6.7 million and $23.4 million were recognized in the quarter and six months ended June 30, 2017. During the quarter and six months ended June 30,

2018, Tidewater did not incur additional restructuring-related professional service expenses, but did incur professional services costs related to the proposed combination with GulfMark during the quarter ended June 30, 2018 of $1.5 million. Overall decreases to personnel, office and property and other general and administrative expenses are a result of Tidewater’s continuing efforts to reduce overhead costs and have included wage and headcount reductions, shore-based office consolidations and reductions in compensation.

Consolidated general and administrative expenses and its related percentage of total revenues for the nine months period ended December 31, 2017 and 2016 consist of the following components:

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)		%		%		%
Personnel	$29,314	16%	20,919	14%	54,493	12%
Office and property	5,735	3%	5,109	3%	12,912	3%
Sales and marketing	881	<1%	844	1%	3,116	1%
Professional services	6,351	4%	10,757	7%	24,618	6%
Other	4,338	3%	4,203	3%	9,013	2%

	$46,619	26%	41,832	28%	104,152	24%

Segment and corporate general and administrative expenses and the related percentage of total general and administrative expenses were as follows:

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Nine month period ended December 31, 2016
(In thousands)%			%		%
Vessel operations	$31,160	67%	23,881	57%	68,861	66%
Other operating activities	636	1%	409	1%	1,659	2%
Corporate	14,823	32%	17,542	42%	33,632	32%

	$46,619	100%	41,832	100%	104,152	100%

Tidewater has continued its efforts to reduce overhead costs due to the downturn in the offshore oil services market. Such efforts have included wage and headcount reductions, shore-based office consolidations and reductions in compensation and benefits for shore-based staff. These cost reductions have been partially offset by an increase in restructuring-related professional services expenses which are classified as corporate general and administrative expenses up until its Petition Date of May 17, 2017. During the four month period from April 1, 2017 through July 31, 2017 (Predecessor) Tidewater recognized $6.7 million of restructuring-related professional services expenses, prior to the Petition Date, as general and administrative expenses. During the nine months ended December 31, 2016 (Predecessor) Tidewater recognized $12.2 million of restructuring-related professional services expenses as general and administrative expenses.

During the five month period from August 1, 2017 through December 31, 2017 (Successor) and the four month period from April 1, 2017 through July 31, 2017 (Predecessor), Tidewater recognized $2.7 million and $28 million, respectively, of restructuring-related professional services expenses as reorganization items, respectively.

Liquidity, Capital Resources and Other Matters

At December 31, 2017, Tidewater had $432 million of cash and cash equivalents (excluding $21.3 million of cash restricted for the payment of long-term debt as more fully discussed in the “Indebtedness” section below). As of the Emergence Date, Tidewater no longer has a revolving line of credit. Cash and cash equivalents, net of future cash provided or used by operating activities provide Tidewater, in its opinion, with sufficient liquidity to meet its liquidity requirements, including repayment of debt based on stated maturities and required payments on remaining vessel construction commitments.

With the Emergence Date of the Plan on July 31, 2017, $225 million of cash has been paid to impaired creditors as of January 2018 pursuant to the Plan and approximately $1.6 billion of debt, net, was eliminated, leaving approximately $440 million of total debt outstanding. Total debt outstanding on July 31, 2017 includes $350 million of newly issued, 5-year, senior secured notes, which bear interest at 8.00% per annum and the Troms Offshore debt. See “Reorganization of Tidewater” below and “Indebtedness—New Secured Notes” below for additional information.

Reorganization of Tidewater

On July 31, 2017, Tidewater and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater and its Affiliated Debtors (the “Plan”). The Plan was confirmed on July 17, 2017 by the Bankruptcy Court. Refer to Note (2) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for further details on Tidewater’s Chapter 11 bankruptcy and emergence.

During the bankruptcy proceedings from the Petition Date to the Emergence Date, the Debtors operated as “debtors-in-possession” in accordance with applicable provisions of the Bankruptcy Code. Tidewater operated in the ordinary course of business pursuant to motions filed by the Debtors and granted by the Bankruptcy Court.

Upon emergence of Tidewater from bankruptcy:

•

The General Unsecured Claims received their pro rata share of (a) $225 million of cash, (b) subject to the limitations discussed below, common stock and, warrant (the “creditor warrants”) to purchase common stock, representing 95% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan as described below); and (c) the New Secured Notes.

•

Tidewater’s existing shares of common stock were cancelled. Existing holders of Tidewater common stock received their pro rata share of common stock representing 5% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan) and six-year warrants to purchase additional shares of common stock of the reorganized company. These warrants were issued in two tranches, the “Series A Warrants” being exercisable immediately, at an exercise price of $57.06 per share, and the “Series B Warrants” being exercisable immediately, at an exercise price of $62.28 per share. The Series A Warrants are exercisable for 2.4 million shares of common stock while the Series B Warrants are exercisable for 2.6 million shares of common stock. The Series A Warrants and the Series B Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business and are subject to the restrictions in the Tidewater certificate of incorporation that prohibits the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. If, during the six-month period immediately preceding the Series A and Series B Warrants’ termination date, a non-U.S. Citizen holder is precluded from exercising the warrant because of the foreign ownership limitations, then such holder may exercise and receive, in lieu of Tidewater shares of common stock, warrants identical in all material respects to the creditor warrants, with one such warrant being issued for each share of common stock that the Series A or Series B Warrants were otherwise convertible into.

•

To assure the continuing ability of certain vessels owned by Tidewater’s subsidiaries to engage in U.S. coastwise trade, the number of shares of Tidewater common stock that was otherwise issuable to the allowed General Unsecured Creditors was adjusted to assure that the foreign ownership limitations of the United States Jones Act are not exceeded. The Jones Act requires any corporation that owns or operates vessels engaged in coastwise trade be a U.S. citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by non-U.S. citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. The Plan required that, at the time Tidewater emerged from bankruptcy, not more than 22% of the common stock will be held by non-U.S. citizens. To that end, the Plan provided for the issuance of a combination of common stock of the reorganized company and the creditor warrants exercisable for common stock of the reorganized company on a pro rata basis to any non-U.S. citizen among the allowed General Unsecured Creditors whose ownership of common stock, when combined with the shares to be issued to existing Tidewater stockholders that are non-U.S. citizens, would otherwise cause the 22% threshold to be exceeded. The creditor warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of Tidewater’s business. Generally, the creditor warrants are exercisable immediately at a nominal exercise price, subject to restrictions contained in the Warrant Agreement between Tidewater and the warrant agent regarding the creditor warrants designed to assure Tidewater’s continuing eligibility to engage in coastwise trade under the Jones Act that prohibit the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. Tidewater has established, under the Tidewater Certificate of Incorporation and through Depository Trust Corporation (DTC), appropriate measures to assure compliance with these ownership limitations.

•	The undisputed claims of other unsecured creditors such as customers, employees, and vendors, were paid in full in the ordinary course of business (except as otherwise agreed among the parties).

As of the Emergence Date, Tidewater and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, creditor warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. Tidewater successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional sale leaseback claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

Availability of Cash

At June 30, 2018, Tidewater had $464.5 million in cash and cash equivalents (including $5.2 million of restricted cash), of which $111.3 million was held by foreign subsidiaries, the majority of which is available to Tidewater without adverse tax consequences. Included in foreign subsidiary cash are balances held in U.S. dollars and foreign currencies that await repatriation due to various currency conversion and repatriation constraints, partner and tax related matters, prior to the cash being made available for remittance to Tidewater’s domestic accounts. Tidewater currently intends that earnings by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and intercompany) of its foreign subsidiaries in the normal course of business. Moreover, Tidewater does not currently intend to repatriate earnings of its foreign subsidiaries to the United States because cash generated from its domestic businesses and the repayment of intercompany liabilities from foreign subsidiaries are currently deemed to be sufficient to fund the cash needs of its operations in the United States.

Tidewater’s objective in financing its business is to maintain adequate financial resources and access to sufficient levels of liquidity. Tidewater does not have a revolving credit facility. Cash and cash equivalents and future net cash provided by operating activities provide Tidewater with sufficient liquidity to meet its liquidity requirements.

At December 31, 2017, Tidewater had $453.3 million in cash and cash equivalents (including restricted cash), of which $116.9 million was held by foreign subsidiaries, the majority of which is available to Tidewater without adverse tax consequences. Included in foreign subsidiary cash are balances held in U.S. dollars and foreign currencies that await repatriation due to various currency conversion and repatriation constraints, partner and tax related matters, prior to the cash being made available for remittance to Tidewater’s domestic accounts. Tidewater currently intend that earnings by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and intercompany) of its foreign subsidiaries in the normal course of business. Moreover, Tidewater does not currently intend to repatriate earnings of its foreign subsidiaries to the United States because cash generated from its domestic businesses and the repayment of intercompany liabilities from foreign subsidiaries are currently deemed to be sufficient to fund the cash needs of its operations in the United States. The $225 million of cash paid to creditors pursuant to the terms of the RSA was funded by foreign subsidiaries through the repayment of intercompany liabilities.

Tidewater’s objective in financing its business is to maintain adequate financial resources and access to sufficient levels of liquidity. Cash and cash equivalents and future net cash provided by operating activities provide Tidewater, in its opinion, with sufficient liquidity to meet its liquidity requirements, including repayment of debt based on stated maturities and required payments on remaining vessel construction commitments. Please refer to the section entitled “Status of discussions with Lenders and Noteholders” for further discussion.

Indebtedness

The following is a summary of debt outstanding at June 30, 2018 and December 31, 2017:

(In thousands)	June 30, 2018	December 31, 2017
New secured notes:
8.00% New secured notes due August 2022 (A)	349,954	350,000
Troms Offshore borrowings(B):
NOK denominated notes due May 2024	13,595	14,054
NOK denominated notes due January 2026	25,315	25,965
USD denominated notes due January 2027	22,729	23,345
USD denominated notes due April 2027	24,810	25,463

	$436,403	438,827
Debt premiums and discounts, net	8,446	9,333
Less: Current portion of long-term debt	6,290	5,103

Total long-term debt	$438,559	443,057

(A)	As of June 30, 2018 and December 31, 2017, the fair value (Level 2) of the New Secured Notes was $361.5 million and $359.8 million, respectively.
(B)

Tidewater pays principal and interest on these notes semi-annually. As of June 30, 2018 and December 31, 2017, the aggregate fair value (Level 2) of the Troms Offshore borrowings was $86.4 million and $88.5 million, respectively. The weighted average interest rate of the Troms Offshore borrowings as of June 30, 2018 was 5.00%.

New Secured Notes

On July 31, 2017, pursuant to the terms of the Plan, Tidewater entered into an indenture (the “Indenture”) by and among Tidewater, the wholly-owned subsidiaries named as guarantors therein (the “Guarantors”), and

Wilmington Trust, National Association, as trustee and collateral agent (the “Trustee”), and pursuant to which issued $350 million aggregate principal amount of Tidewater’s new 8.00% Senior Secured Notes due 2022 (the “New Secured Notes”).

The New Secured Notes will mature on August 1, 2022. Interest on the New Secured Notes will accrue at a rate of 8.00% per annum payable quarterly in arrears on February 1, May 1, August 1, and November 1 of each year in cash, beginning November 1, 2017. The New Secured Notes are secured by substantially all of the assets of Tidewater and its Guarantors.

The New Secured Notes have minimum interest coverage requirement (EBITDA/Interest), for which compliance will first be measured for the twelve months ending June 30, 2019. Minimum liquidity requirements and other covenants, including restrictions on the incurrence of debt and liens and its ability to make investments and restricted payments are set forth in the Indenture and are in effect from July 31, 2017. The Indenture also contains certain customary events of default and a make-whole provision.

Until terminated under the circumstances described in this paragraph, the New Secured Notes and the guarantees by the Guarantors will be secured by the Collateral (as defined in the Indenture) pursuant to the terms of the Indenture and the related security documents. The Trustee’s liens upon the Collateral and the right of the holders of the New Secured Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged in certain circumstances described in the Indenture, including: (i) upon satisfaction and discharge of the Indenture in accordance with the terms thereof; or (ii) as to any Collateral of Tidewater or the Guarantors that is sold, transferred or otherwise disposed of by Tidewater or the Guarantors in a transaction or other circumstance that complies with the terms of the Indenture, at the time of such sale, transfer or other disposition.

Tidewater is obligated to offer to repurchase the New Secured Notes at par in amounts that generally approximate 65% of asset sale proceeds as defined in the Indenture. Tidewater maintains a restricted cash account to accumulate the net proceeds of each qualified asset sale. Per the terms of the Indenture, Tidewater is required to offer to repurchase New Secured Notes within 60 days of the accumulation of $10 million in the account, which account had a balance of $21.3 million at December 31, 2017. In accordance with SEC tender offer rules, noteholders have a minimum of 20 days to respond. In the event the holders of the New Secured Notes do not accept Tidewater’s offer to repurchase the notes the accumulated cash would become available to Tidewater for its general use.

As of December 31, 2017, the fair value (Level 2) of the New Secured Notes was $359.8 million.

New Secured Notes Tender Offer

Since the issuance of the New Secured Notes, Tidewater conducted certain Asset Sales and on December 19, 2017, the aggregate net proceeds realized from such Asset Sales exceeded the Asset Sale Threshold, which triggered the obligation under the Indenture for Tidewater to commence the Offer.

On February 2, 2018, Tidewater commenced an offer to purchase (the “Offer”) up to $24.7 million aggregate principal amount (the “Offer Amount”) of the New Secured Notes for cash. On March 7, 2018, Tidewater purchased $46,023 aggregate principal amount of the New Secured Notes that were validly tendered in accordance with the terms and conditions of the Offer.

Because the aggregate principal amount of tendered and accepted New Secured Notes was less than the Offer Amount, cash in an amount equal to the difference between the Offer Amount and the principal amount of the New Secured Notes accepted for tender is now available for use by Tidewater in any manner not prohibited by the Indenture and is no longer shown as restricted cash on the balance sheet. The $5.2 million restricted cash on the balance sheet at June 30, 2018 represents additional proceeds from Asset Sales since the date of the Offer and is, therefore, restricted by the terms of the Indenture.

Troms Offshore Debt

Concurrent with the Emergence Date, the Troms Offshore credit agreement was amended and restated to (i) reduce by 50% the required principal payments due from the Emergence Date through March 31, 2019, (ii) modestly increase the interest rates on amounts outstanding through April 2023, and (iii) provide for security and additional guarantees, including (a) mortgages on six vessels and related assignments of earnings and insurances, (b) share pledges by Troms Offshore and certain subsidiaries of Troms Offshore, and (c) guarantees by certain subsidiaries of Troms Offshore.

The Troms Offshore borrowings continue to require semi-annual principal payments and bear interest at fixed rates based, in part, on Tidewater’s consolidated funded indebtedness to total capitalization ratio.

In May 2015, Troms Offshore entered into a $31.3 million, U.S. dollar denominated, twelve-year borrowing agreement originally scheduled to mature in April 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.92% plus a premium based on Tidewater’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.92%). As of December 31, 2017, $25.5 million is outstanding under this agreement.

In March 2015, Troms Offshore entered into a $29.5 million, U.S. dollar denominated, twelve-year borrowing agreement originally scheduled to mature in January 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.91% plus a premium based on Tidewater’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.91%). As of December 31, 2017, $23.3 million is outstanding under this agreement.

A summary of U.S. dollar denominated Troms Offshore borrowings outstanding is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
May 2015 notes
Amount outstanding	$25,463	27,421
Fair value of debt outstanding (Level 2)	25,427	27,395
March 2015 notes
Amount outstanding	$23,345	24,573
Fair value of debt outstanding (Level 2)	23,251	24,544

In January 2014, Troms Offshore entered into a 300 million Norwegian Kroner (NOK), twelve-year borrowing agreement originally scheduled to mature in January 2026. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.31% plus a premium based on Tidewater’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 4.56%). As of December 31, 2017, 212.5 million NOK (approximately $26.0 million) is outstanding under this agreement.

In May 2012, Troms Offshore entered into a 204.4 million NOK denominated borrowing agreement originally scheduled to mature in May 2024. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 3.88% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 6.13%). As of December 31, 2017, 115 million NOK (approximately $14.1 million) is outstanding under this agreement.

A summary of NOK denominated Troms Offshore borrowings outstanding and their U.S. dollar equivalents is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
January 2014 notes:
NOK denominated	212,500	225,000
U.S. dollar equivalent	$25,965	26,167
Fair value in U.S. dollar equivalent (Level 2)	25,850	26,133
May 2012 notes:
NOK denominated	115,020	127,800
U.S. dollar equivalent	$14,054	14,864
Fair value in U.S. dollar equivalent (Level 2)	14,013	14,793

Interest and Debt Costs

Tidewater capitalizes a portion of its interest costs incurred on borrowed funds used to construct vessels. Interest and debt costs incurred, net of interest capitalized, for the quarters and six month periods ended June 30, 2018 and 2017 are as follows:

(In thousands)	Successor Quarter Ended June 30, 2018	Predecessor Quarter Ended June 30, 2017	Successor Six Months Ended June 30, 2018	Predecessor Six Months Ended June 30, 2017
Interest and debt costs incurred, net of interest capitalized	$7,547	10,605	15,146	31,613
Interest costs capitalized	194	601	368	1,818

Total interest and debt costs	$7,741	11,206	15,514	33,431

Interest and other debt costs for the period from August 1, 2017 through December 31, 2017 (Successor) was $13 million and reflects interest expense on the New Secured Notes and Troms debt as well as the amortization of premiums and discounts associated with the respective loans. Interest and other debt costs for the period from April 1, 2017 through July 31, 2017 (Predecessor) was $11.2 million and reflects interest expense on the Predecessor Company’s term loan, revolver, senior notes and Troms debt. The filing of its bankruptcy petition on May 17, 2017 resulted in the cessation of the accrual of interest on its term loan, revolving line of credit and senior notes through its Emergence Date of July 31, 2017.

Increased borrowings under its revolver in March 2016, higher Libor rates and a higher spread on floating rate loans (as a result of higher leverage) resulted in interest and debt costs during the nine month period ended December 31, 2016 of $54 million. In addition, lower levels of vessel construction in progress and lower levels of debt has decreased the amount of interest capitalized to vessel under construction.

Share Repurchases

No shares were repurchased by Tidewater during the year ended March 31, 2017, or the nine-month transition period ended December 31, 2017.

Dividends

There were no dividends declared by Tidewater during the quarter and six months ended June 30, 2018 and 2017.

There were no dividends declared by Tidewater during the year ended March 31, 2017, or the nine-month transition period ended December 31, 2017.

Operating Activities

Net cash provided by operating activities for any period will fluctuate according to the level of business activity for the applicable period.

Net cash provided by operating activities for the six-month periods ended June 30, 2018 and 2017 is as follows:

(In thousands)	Successor	Predecessor
	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Net loss	$(50,211)	(611,382)
Reorganization items	—	308,011
Depreciation and amortization	22,572	73,879
Amortization of deferred drydocking and survey costs	2,230	—
Amortization of debt premium and discounts	(900)	—
Provision for deferred income taxes	—	(7,743)
Gain on asset dispositions, net	(3,257)	(9,253)
Asset impairments	7,401	228,280
Changes in investments in, at equity, and advances to unconsolidated companies	27,881	(9,163)
Compensation expense—stock-based	6,139	(562)
Excess tax liability on stock option activity	—	4,927
Cash paid for deferred drydocking and survey costs	(13,394)	—
Changes in operating assets and liabilities	(1,347)	46,810
Changes in due to/from related parties, net	19,869	22,983

Net cash provided by operating activities	$16,983	46,787

Net cash provided by operations for the six months ended June 30, 2018 (Successor) was $17.0 million and reflects a net loss of $50.2 million, which includes non-cash asset impairments of $7.4 million, non-cash depreciation and amortization of $23.9 million, gain on asset dispositions, net, of $3.3 million and stock-based compensation expense of $6.1 million. Investments in, at equity, and advances to unconsolidated companies decreased by $27.9 million, which primarily reflects foreign exchange losses recognized by Tidewater’s 49% owned Sonatide joint venture. Changes in amounts due from/due to related parties, net during the six-month period ended June 30, 2018 of $19.9 million generally reflect collections from Sonatide, net and an approximate $5.0 million dollar increase in the due from/due to Tidewater’s Nigeria joint venture, DTDW. Change in operating assets and liabilities used $1.3 million of cash in the six months ended June 30, 2018.

Net cash provided by operations for the six-month period ended June 30, 2017 (Predecessor) was $46.8 million and reflects a net loss of $611.4 million, which includes non-cash reorganization items of $308.0 million, non-cash asset impairments of $228.3 million, non-cash depreciation and amortization of $73.9 million and gain on asset dispositions, net of $9.3 million. Changes in operating assets and liabilities provided $46.8 million of cash, largely as the result of a decrease in accounts receivables, in part, due to the receipt of a lump sum payment for the early termination of a vessel charter contract. The changes in amounts due to/due from related parties, net, provided $23.0 million of net cash primarily as the result of cash repatriations during the six month period ended June 30, 2017 (Predecessor).

Net cash provided by or used in operating activities for any period will fluctuate according to the level of business activity for the applicable period.

Net cash used in operating activities for the period August 1, 2017 through December 31, 2017 (Successor), the period April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Net loss	$(38,726)	(1,646,909)	(563,039)
Reorganization items (non-cash)	—	1,368,882	—
Depreciation and amortization	20,131	47,447	129,699
Amortization of deferred drydocking and survey costs	206	—	—
Amortization of debt premiums and discounts	(715)	—	—
Provision for deferred income taxes	—	(5,543)	—
Gain on asset dispositions, net	(6,616)	(3,561)	(18,035)
Asset impairments	16,777	184,748	419,870
Compensation expense—stock based	3,731	1,707	4,166
Changes in operating assets and liabilities	(23,430)	34,593	(6,307)
Changes in due to/from affiliate, net	(2,373)	1,301	(4,132)
Changes in investments in, at equity, and advances to unconsolidated companies	(4,531)	(4,252)	(2,551)

Net cash used in operating activities	$(35,546)	(21,587)	(40,329)

Cash flows used in operations for the five month period August 1, 2017 through December 31, 2017 was $35.5 million and reflects a net loss of $38.7 million, which includes non-cash asset impairments of $16.8 million, total non-cash depreciation and amortization of $19.6 million, gain on asset dispositions, net of $6.6 million and stock-based compensation expense of $3.7 million. Reorganization items paid in cash (or to be paid in cash) for the period August 1, 2017 through December 31, 2017 of $4.3 million included the cost of delivering vessels operating under sale leaseback agreements to the respective lessors ($1.6 million) and restructuring-related professional fees ($2.7 million). Combined changes in operating assets and liabilities and in amounts due to/due from affiliate, net, used $25.8 million of net cash primarily due to a decrease in accrued expenses and commission payments made to the Sonatide joint venture.

Cash flows used in operations for the four month period April 1, 2017 through July 31, 2017 was $21.6 million and reflects a net loss of $1.6 billion, which included non-cash reorganization items of $1.4 billion, asset impairments of $184.7 million, depreciation and amortization of $47.4 million and stock based compensation of $1.7 million. Reorganization items paid in cash (or to be paid in cash) during the period April 1, 2017 through July 31, 2017 were $28 million of restructuring-related professional fees. Also during the period from April 1, 2017 through July 31, 2017, Tidewater recognized $6.7 million of restructuring-related professional services expenses as general and administrative expenses. Changes in operating assets and liabilities provided $34.6 million of net cash and included increases in trade payables of $8.2 million and increases to accrued expenses and accounts payable of $17.2 million (of which an increase of $7.9 million was related to reorganization-related professional fees) and a reduction in accounts receivables of $6.3 million. Changes in due to/from affiliate provided $1.3 million of cash primarily as a result of more modest cash repatriations from its Sonatide joint venture.

Cash flows used in operations for the nine months ended December 31, 2016 was $40.3 million and reflects a net loss of $563.0 million, which included non-cash asset impairment charges of $419.9 million and depreciation and amortization of $129.7 million, which were partially offset by gains on asset dispositions, net of $18 million. During the nine months ended December 31, 2016, Tidewater recognized $12.2 million of restructuring-related professional services expenses as general and administrative expenses. Changes in its amount to/from affiliate, net used $4.1 million of cash and was the result of a net increase the due to/from balance resulting from lower levels of cash repatriated from its Sonatide joint venture and commissions payments made by Tidewater to Sonatide. Changes in operating assets and liabilities used $6.3 million of net cash.

Investing Activities

Net cash provided by investing activities for the six-month period ended June 30, 2018 and 2017, is as follows:

	Successor	Predecessor
(In thousands)	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Proceeds from the sale of assets	$12,968	3,072
Additions to properties and equipment	(5,775)	(9,982)
Payments related to novated vessel construction contract	—	5,272

Net cash provided by (used in) investing activities	$7,193	(1,638)

Net cash provided by investing activities for the six-month period ended June 30, 2018 (Successor) was $7.2 million, reflecting the receipt of proceeds from the sale of assets of $13.0 million related to the disposal of 23 vessels, 16 of which were scrapped. Additions to properties and equipment were comprised of approximately $3.9 million in capitalized upgrades to existing vessels and equipment and $1.9 million for the construction of offshore support vessels.

Investing activities for the six-month period ended June 30, 2017 (Predecessor) used $1.6 million of cash. Additions to properties and equipment were comprised of approximately $8.2 million for the construction of offshore support vessels, $1.7 million in capitalized upgrades to existing vessels and equipment and $0.1 million in other property and equipment purchases. Partially offsetting these uses of cash were the receipt of $5.3 million from an unaffiliated entity in connection with that entity’s assumption of Tidewater’s obligations related to a vessel under construction at an international shipyard and proceeds received from the sale of assets of $3.1 million.

Net cash provided by investing activities for the period August 1, 2017 through December 31, 2017 (Successor), the period April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Proceeds from sales of assets	$37,742	2,172	12,333
Additions to properties and equipment	(9,834)	(2,265)	(17,144)
Payments related to novated vessel construction contract	—	5,272	—
Refunds from cancelled vessel construction contracts	—	—	25,565

Net cash provided by investing activities	$22,908	5,179	20,754

Investing activities for the five-month period from August 1, 2017 through December 31, 2017 provided $22.9 million of net cash, reflecting proceeds from the sale of all eight of Tidewater’s ROVs of $23 million and $9.7 million of proceeds from the disposal of vessels. These proceeds were partially offset by additions to properties and equipment of $9.8 million. Additions to properties and equipment for the period August 1, 2017 through December 31, 2017 were comprised of approximately $2.9 million in capitalized upgrades to existing vessels and equipment and $6.9 million for the construction of offshore support vessels.

Investing activities for the four-month period from April 1, 2017 through July 31, 2017 provided $5.2 million of net cash, reflecting the receipt of $5.3 million from an unaffiliated entity in connection with that entity’s assumption of Tidewater’s obligations related to a vessel under construction at an international shipyard and proceeds received from the sale of seven vessels and other assets of $2.2 million. Additions to properties and equipment for the period April 1, 2017 through July 31, 2017 were comprised of approximately $1.3 million in capitalized upgrades to existing vessels and equipment and $0.9 million for the construction of offshore support vessels.

Investing activities for the nine-month ended December 31, 2016 provided $20.8 million of cash which is the result of the receipt of $25.6 million from a shipyard related to vessel contracts which were cancelled due to late delivery and proceeds received related to the sale of assets of $12.3 million. Cash used for additions to properties and equipment were comprised of approximately $0.8 million in capitalized upgrades to existing vessels and equipment, $15.8 million for the construction of offshore support vessels and $0.5 million in other properties and equipment purchases.

Financing Activities

Net cash used in financing activities for the six-month period ended June 30, 2018 and 2017, is as follows:

	Successor	Predecessor
(In thousands)	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Principal payment on long-term debt	$(2,637)	(5,048)
Payments to General Unsecured Creditors	(8,377)	—
Other	(1,998)	(6,127)

Net cash used in financing activities	$(13,012)	(11,175)

Financing activities for the six-month period ended June 30, 2018 (Successor) used $13.0 million of cash, as a result of payments made to creditors pursuant to the Plan of $8.4 million, $2.6 million of scheduled semiannual principal payments on Troms offshore debt, a $2 million payment to acquire the remaining noncontrolling interest in a consolidated joint venture and the repurchase of $46,023 of New Secured Notes resulting from a recent tender offer. For more information on this tender offer, please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—New Secured Notes Tender Offer.”

Financing activities for the six months ended June 30, 2017 (Predecessor) used $11.2 million of cash, primarily due to $5.0 million of scheduled semiannual principal payments on Troms Offshore debt, the effect of deferred taxes related to stock options that expired during such six-month period and $1.2 million of commissions paid to a non-controlling owner of a consolidated joint venture entity.

Net cash used in financing activities for the period August 1, 2017 through December 31, 2017 (Successor), the period April 1, 2017 through July 31, 2017 (Predecessor) and the nine months ended December 31, 2016 (Predecessor) are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016
Principal payments on long-term debt	$(1,176)	(5,124)	(7,337)
Cash payments to General Unsecured Creditors	(93,719)	(122,806)	—
Cash received for issuance of common stock	2	—	—
Other	—	(1,200)	(1,722)

Net cash used in financing activities	$(94,893)	(129,130)	(9,059)

Financing activities for the period August 1, 2017 through December 31, 2017 used $94.9 million of net cash, as a result of payments made to creditors pursuant to the Plan of $93.7 million and $1.2 million of scheduled semiannual principal payments on Troms Offshore debt.

Financing activities for the period April 1, 2017 through July 31, 2017 used $129.1 million of cash as a result of payments made to creditors pursuant to the Plan of $122.8 million, $5.1 million of scheduled semiannual principal payments on Troms Offshore debt and $1.2 million of commissions paid to a non-controlling owner of a consolidated joint venture entity.

Financing activities for the nine-month period ended December 31, 2016 used $9.1 million of cash, primarily due to $7.3 million of scheduled semiannual principal payments on Troms Offshore debt.

Other Liquidity Matters

Vessel Construction. Tidewater has successfully replaced the vast majority of the older vessels in its fleet with fewer, larger and more efficient vessels that have a more extensive range of capabilities. Those efforts are now complete with the delivery of the final vessel under construction in July 2018. Tidewater used available cash in order to fund the remaining $2.6 million due on this remaining vessel. For more information on the status of vessels currently under construction, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Vessel Commitments at June 30, 2018.”

Tidewater generally requires shipyards to provide third party credit support in the event that vessels are not completed and delivered timely and in accordance with the terms of the shipbuilding contracts. That third party credit support typically guarantees the return of amounts paid by Tidewater and generally takes the form of refundment guarantees or standby letters of credit issued by major financial institutions generally located in the country of the shipyard. While Tidewater seeks to minimize its shipyard credit risk by requiring these instruments, the ultimate return of amounts paid by Tidewater in the event of shipyard default is still subject to the creditworthiness of the shipyard and the provider of the credit support, as well as Tidewater’s ability to pursue successfully legal action to compel payment of these instruments. When third party credit support that is acceptable to Tidewater is not available or cost effective, Tidewater endeavors to limit its credit risk by minimizing pre-delivery payments and through other contract terms with the shipyard.

Brazilian Customs. In April 2011, two Brazilian subsidiaries of Tidewater were notified by the Customs Office in Macae, Brazil that they were jointly and severally being assessed fines of 33.0 million Brazilian reais (approximately $8.5 million as of June 30, 2018). Other fines imposed at that same time by the Customs Office have been formally resolved in favor of Tidewater. The assessment of these fines is for the alleged failure of these subsidiaries to obtain import licenses with respect to Tidewater vessels that provided Brazilian offshore vessel services to Petrobras, the Brazilian national oil company, over a three-year period ended December 2009. After consultation with its Brazilian tax advisors, Tidewater and its Brazilian subsidiaries believe that vessels that provide services under contract to the Brazilian offshore oil and gas industry are deemed, under applicable law and regulations, to be temporarily imported into Brazil, and thus exempt from the import license requirement.

Tidewater is vigorously contesting these fines (which it has neither paid nor accrued). Based on the advice of its Brazilian counsel, Tidewater believes that it has a high probability of success with respect to overturning the entire amount of the fines, either at the administrative appeal level or, if necessary, in Brazilian courts. In May 2016, a final administrative appeal allowed fines totaling 3.0 million Brazilian reais (approximately $0.8 million as of June 30, 2018). Tidewater appealed this 3.0 million Brazilian reais administrative award to the appropriate Brazilian court and deposited 6.0 million Brazilian reais (approximately $1.5 million as of June 30, 2018) with the court. The 6.0 million Brazilian reais deposit represents the amount of the award and the substantial interest that would be due if Tidewater did not prevail in this court action. The court action is in its initial stages. The remaining fines totaling 30.0 million Brazilian reais (approximately $7.7 million as of June 30, 2018) are still subject to additional administrative appeals board hearings, but Tidewater believes that previous administrative appeals board decisions will be helpful in those upcoming hearings for the vast majority of amounts still claimed by the Macae Customs Office. Tidewater believes that the ultimate resolution of this matter will not have a material effect on Tidewater’s financial position, results of operations or cash flows.

Repairs to U.S. Flag Vessels Operating Abroad. During fiscal 2015 Tidewater became aware that it may have had compliance deficiencies in documenting and declaring upon re-entry to the U.S. certain foreign purchases for or repairs to U.S. flagged vessels while they were working outside of the U.S. When a U.S. flagged vessel operates abroad, certain foreign purchases for or repairs made to the U.S. flagged vessel while it is outside of the U.S. are subject to declaration with U.S. Customs and Border Protection (“CBP”) upon re-entry to the U.S. and are subject to 50% vessel repair duty. During its examination of its filings made in or prior to fiscal 2015 with CBP, Tidewater determined that it was necessary to file amended forms with CBP to supplement previous filings. Tidewater has amended several vessel repair entries with CBP and has paid additional vessel repair duties and interest associated with these amended forms. Tidewater continues to review and evaluate the return of other U.S. flagged vessels to the U.S. to determine whether it is necessary to adjust its responses in any of those instances. To the extent that further evaluation requires Tidewater to file amended entries for additional vessels, Tidewater does not yet know the final magnitude of duties, civil penalties, fines and interest associated with amending the entries for these vessels. It is also possible that CBP may seek to impose civil penalties, fines or interest in connection with amended forms already submitted.

In connection with three of its amended filings, CBP assessed penalties, which Tidewater paid after CBP granted mitigation and reduced the amount of each civil penalty. The amount paid in civil penalties was not material. It is possible that CBP may seek to impose further civil penalties or fines in connection with some or all of the other amended filings that could be material.

Legal Proceedings

Arbitral Award for the Taking of Tidewater’s Venezuelan Operations.

Committees formed under the rules of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) have awarded two subsidiaries of Tidewater compensation for the expropriation of the investments of the two subsidiaries by the Bolivarian Republic of Venezuela. The nature of the investments expropriated and the progress of the ICSID proceeding were previously reported by Tidewater in prior filings. The final aggregate award is $56.9 million as of June 30, 2018, and accrues interest at approximately $0.6 million per quarter. The committees’ decisions are not subject to any further ICSID review, appeal or other substantive proceeding or any stay of enforcement.

Tidewater is committed to taking appropriate steps to enforce and collect the award, which is enforceable in any of the 150 member states that are party to the ICSID Convention. As an initial step, Tidewater had the award recognized and entered as a judgment by the United States District Court for the Southern District of New York. A recent federal court of appeals decision resulted in that judgment being vacated for reasons related to service of process. Tidewater has initiated a separate court action in Washington, D.C. using a different service of process method and expects to be successful in having the award recognized in the Washington, D.C. court. In addition, the award has been recognized and entered in November 2016 as a final judgment of the High Court of Justice of England and Wales. Even with the likely eventual recognition of the award in the United States and the current recognition by the court in the United Kingdom, Tidewater recognizes that collection of the award presents significant practical challenges. Tidewater is accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450 Contingencies.

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on Tidewater’s financial position, results of operations, or cash flows.

Contractual Obligations and Contingent Commitments

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, Tidewater is not required to provide this information.

Off-Balance Sheet Arrangements

Sale/Leasebacks

In connection with the restructuring contemplated by the Plan, the Debtors filed a motion seeking to reject all Sale Leaseback Agreements (the rejection damage claims related thereto, the “Sale Leaseback Claims”). Pursuant to an order by the Bankruptcy Court in May 2017, the Sale Leaseback Agreements for all 16 leased vessels were rejected.

As of the Emergence Date, Tidewater and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, creditor warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. Tidewater successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

Included in gain on asset dispositions, net, for the period April 1, 2017 through July 31, 2017 (Predecessor), are $3 million of deferred gains from sale leaseback transactions which reflects gains recognized through the Petition Date of May 17, 2017. Unamortized deferred gains as of the Petition Date of $105.9 million were credited to reorganization items as a result of the lease rejections.

Application of Critical Accounting Policies and Estimates

The preparation of Tidewater’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires Tidewater to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures and disclosures of any contingent assets and liabilities at the date of the financial statements. Tidewater evaluates the reasonableness of these estimates and assumptions continually based on a combination of historical experience and other assumptions and information that comes to its attention that may vary the outlook for the future.

Estimates and assumptions about future events and their effects are subject to uncertainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which Tidewater operates changes. As a result, actual results may differ from estimates under different assumptions.

Tidewater suggests that “Tidewater’s Nature of Operations and Summary of Significant Accounting Policies,” as described in Note (1) of “Notes to Consolidated Financial Statements” for the fiscal year ended December 31, 2017, included in this joint proxy statement/prospectus be read in conjunction with this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Tidewater has defined a critical accounting estimate as one that is important to the portrayal of its financial condition or results of operations and requires Tidewater to make difficult, subjective or complex judgments or estimates about matters that are uncertain. Tidewater believes the following critical accounting policies that affect its more significant judgments and estimates used in the preparation of Tidewater’s consolidated financial statements are described below. There are other items within its consolidated financial statements that require estimation and judgment, but they are not deemed critical as defined above.

Fresh-Start Accounting

Upon emergence from Chapter 11 bankruptcy, Tidewater adopted fresh-start accounting in accordance with provisions of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) No. 852, “Reorganizations” (ASC 852), which resulted in Tidewater becoming a new entity for financial reporting purposes on July 31, 2017, the Emergence Date. Upon the adoption of fresh-start accounting, Tidewater’s assets and liabilities were recorded at their fair values as of the Emergence Date. As a result of the adoption of fresh-start accounting, Tidewater’s consolidated financial statements subsequent to the Emergence Date are not comparable to its consolidated financial statements on and prior to the Emergence Date. Refer to Note (3) of “Notes to Consolidated Financial Statements—Fresh-Start Accounting” for the fiscal year ended December 31, 2017 included in this joint proxy statement/prospectus for further details on the impact of fresh-start accounting on Tidewater’s consolidated financial statements.

Revenue Recognition

Tidewater’s primary source of revenue is derived from time charter contracts for which Tidewater provides a vessel and crew on a rate per day of service basis. Services provided under respective charter contracts represent a single performance obligation satisfied over time and are comprised of a series of time increments; therefore, vessel revenues are recognized on a daily basis throughout the contract period. These vessel time charter contracts are generally either on a “term” basis (ranging from three months to three years) or on a “spot” basis. Spot contract terms generally range from one day to three months. There are no material differences in the cost structure of Tidewater’s contracts based on whether the contracts are spot or term since the operating costs are generally the same without regard to the length of a contract. Customers are typically billed on a monthly basis for dayrate services and payment terms are generally 30 to 45 days.

Occasionally, customers pay additional lump-sum fees to Tidewater in order to either mobilize a vessel to a new location prior to the start of a charter contract or demobilize the vessel at the end of a charter contract. Mobilizations are not considered to be a separate performance obligation, thus, Tidewater has determined that mobilization fees are a component of the vessel’s charter contract. As such, Tidewater defers lump-sum mobilization fees as a liability and recognizes such fees as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter. Lump-sum demobilization revenue expected to be received upon contract termination is deferred as an asset and recognized ratably as revenue but only in circumstances where the receipt of the demobilization fee at the end of the contract is estimable and there is a high degree of certainty that collection will occur. Costs associated with mobilizations and demobilizations are recognized in vessel operating expense.

Customers also occasionally reimburse Tidewater for modifications to vessels in order to meet contractual requirements. These vessel modifications are not considered to be a separate performance obligation of the vessel’s charter; thus, Tidewater records a liability for lump-sum payments made by customers for vessel modification and recognizes it as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter.

Total revenue is determined for each individual contract by estimating both fixed (mobilization, demobilization and vessels modifications) and variable (dayrate services) consideration expected to be earned over the contract term. Tidewater has applied the optional exemption under the revenue standard and has not disclosed the estimated transaction price related to the variable portion of the unsatisfied performance obligation at the end of the reporting period.

Prior to the adoption of ASU 2014-09, Tidewater recognized mobilization fees as revenue in the period earned and customer reimbursed vessel modifications were not reflected in earnings.

Receivables and Allowance for Doubtful Accounts

In the normal course of business, Tidewater extends credit to its customers on a short-term basis. Its principal customers are major oil and natural gas exploration, field development and production companies. Tidewater routinely reviews and evaluates its accounts receivable balances for collectability. The determination of the collectability of amounts due from its customers requires Tidewater to use estimates and make judgments regarding future events and trends, including monitoring its customers’ payment history and current credit worthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which its customers operate. Provisions for doubtful accounts are recorded when it becomes evident that its customer will not make the required payments, which results in a reduction in its receivable balance. Tidewater believes that its allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of its customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required.

Impairment of Long-Lived Assets

Tidewater reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that are expected to remain in active service, Tidewater groups together for impairment testing purposes vessels with similar operating and marketing characteristics. Tidewater also subdivides its groupings of assets with similar operating and marketing characteristics between its older vessels and newer vessels.

Tidewater estimates cash flows based upon historical data adjusted for Tidewater’s best estimate of expected future market performance, which, in turn, is based on industry trends. If an asset group fails the undiscounted cash flow test, Tidewater estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Management derives the fair value of the asset group by estimating the fair value for each vessel in the group, considering items such as age, vessel class supply and demand, and recent sales of similar vessels among other factors and for more significant vessel carrying values Tidewater may obtain third-party appraisals for use by management in determining a vessel’s fair value. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

The primary estimates and assumptions used in reviewing active vessel groups for impairment and estimating undiscounted cash flows include utilization rates, average day rates and average daily operating expenses. These estimates are made based on recent actual trends in utilization, day rates and operating costs and reflect management’s best estimate of expected market conditions during the period of future cash flows. These assumptions and estimates have changed considerably as market conditions have changed, and they are reasonably likely to continue to change as market conditions change in the future. Although Tidewater believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different results. Management estimates may vary considerably from actual outcomes due to future adverse market conditions or poor operating results that could result in the inability to recover the current carrying value of an asset group, thereby possibly requiring an impairment charge in the future. As Tidewater’s fleet continues to age, management closely monitors the estimates and assumptions used in the impairment analysis in order to properly identify evolving trends and changes in market conditions that could impact the results of the impairment evaluation.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, Tidewater also performs a review of its stacked vessels not expected to return to active service whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. For more significant vessel carrying values, Tidewater obtains an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in its determination of fair value estimates. Tidewater records an impairment charge when the carrying value of a stacked vessel not expected to return to active service exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future.

Due in part to the modernization of Tidewater’s fleet more vessels that are being stacked are newer vessels that are expected to return to active service. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to active service are evaluated for impairment as part of their assigned active asset group and not individually.

Income Taxes

The asset-liability method is used for determining Tidewater’s income tax provisions, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. In addition, Tidewater determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for tax and accounting purposes.

As a global company, Tidewater is subject to the jurisdiction of taxing authorities in the United States and by the respective tax agencies in the countries in which Tidewater operates internationally, as well as to tax agreements and treaties among these governments. Its operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenue rather than profits) and withholding taxes based on revenue. Determination of taxable income in any tax jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or its level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that Tidewater provide during any given year. Tidewater is periodically audited by various taxing authorities in the United States and by the respective tax agencies in the countries in which it operates internationally. The tax audits generally include questions regarding the calculation of taxable income. Audit adjustments affecting permanent differences could have an impact on Tidewater’s effective tax rate.

The carrying value of Tidewater’s net deferred tax assets is based on Tidewater’s present belief that it will more likely than not be unable to generate sufficient future taxable income in certain tax jurisdictions to utilize such deferred tax assets, based on estimates and assumptions. If these estimates and related assumptions change in the future, Tidewater may be required to adjust valuation allowances against its deferred tax assets resulting in additional income tax expense or benefit in Tidewater’s consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the need for changes to valuation allowances on a quarterly basis.

Deferred taxes are not provided on undistributed earnings of certain non-U.S. subsidiaries and business ventures because Tidewater considers those earnings to be permanently invested abroad. Given the changes associated with the Tax Cut and Jobs Act enacted on December 22, 2017, this assertion remains provisional as Tidewater continues to evaluate the overall impact of the new tax legislation.

Drydocking Costs

Concurrent with emergence from Chapter 11 bankruptcy, the Successor Company adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications and generally occur twice in every five-year period. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel are expensed as incurred. Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Tidewater’s previous policy (Predecessor) was to expense vessel recertification costs in the period incurred.

Accrued Property and Liability Losses

Tidewater self-insures a portion of potential hull damage and personal injury claims that may arise in the normal course of business. Tidewater is exposed to insurance risks related to Tidewater’s reinsurance contracts with various insurance entities. The reinsurance recoverable amount can vary depending on the size of a loss. The exact amount of the reinsurance recoverable is not known until losses are settled. Tidewater estimates the reinsurance recoverable amount Tidewater expects to receive and utilizes third party actuaries to estimate losses for claims that have occurred but have not been reported or not fully developed. Reinsurance recoverable balances are monitored regularly for possible reinsurance exposure and Tidewater records adequate provisions for doubtful reinsurance receivables. It is Tidewater’s opinion that its accounts and reinsurance receivables have no impairment other than that for which provisions have been made.

Pension and Other Post-Retirement Benefits

Tidewater sponsors a defined benefit pension plan and a supplemental executive retirement plan covering eligible employees of Tidewater Inc. and participating subsidiaries. The accounting for these plans is subject to guidance regarding employers’ accounting for pensions and employers’ accounting for postretirement benefits other than pensions. Net periodic pension costs and accumulated benefit obligations are determined using a number of assumptions, of which the discount rates used to measure future obligations, expenses and expected long-term return on plan assets are most critical. Less critical assumptions, such as, the rate of compensation increases, retirement ages, mortality rates, health care cost trends, and other assumptions, could also have a significant impact on the amounts reported. Tidewater’s pension costs consists of service costs, interest costs, expected returns on plan assets, amortization of prior service costs or benefits and, in part, on a market-related valuation of assets. Tidewater considers a number of factors in developing its pension assumptions, which are evaluated at least annually, including relevant discount rates, expected long-term returns on plan assets, plan asset allocations, expected changes in wages and retirement benefits, analyses of current market conditions and input from actuaries and other consultants.

Tidewater also sponsors a post retirement plan that provides limited health care and life insurance benefits to qualified retired employees. Costs of the program are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. This plan is not funded.

New Accounting Pronouncements

From time to time new accounting pronouncements are issued by the FASB that are adopted by Tidewater as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on Tidewater’s consolidated financial statements upon adoption.

In March 2017, the FASB issued ASU 2017-7, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Costs. This new guidance amends the requirements related to the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. This new guidance was effective for Tidewater in January 2018. The adoption of this guidance required a retrospective approach. Tidewater did not retrospectively adjust the financial statements, as the ASU did not have a material effect on Tidewater’s consolidated financial statements in prior periods.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This new guidance was effective for Tidewater in January 2018. The adoption of this guidance required a modified retrospective approach and did not have a material effect on Tidewater’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends ASC 230 to add or clarify guidance on the classification of certain specific types of cash receipts in the statement of cash flows with the intent of reducing diversity in practice. This new guidance was effective for Tidewater in January 2018. The adoption of this guidance required a retrospective approach and did not impact Tidewater’s consolidated financial statements in the prior period.

In February 2016, the FASB issued ASU 2016-02, Leases, which amended guidance for lease arrangements in order to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The revised guidance requires lessees to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements. In July 2018, the FASB finalized the targeted improvements to ASU 2016-02, which provided for an optional transition method whereby entities may prospectively adopt the ASU with cumulative catch-up upon adoption and provided lessors with a practical expedient that would allow lessors to account for the combined lease and non-lease components under ASU 2014-09 when the non-lease component is the predominant element of the combined component. The new guidance will be effective for Tidewater in January 2019. Upon adoption of the new lease accounting standard Tidewater will record right of use assets and corresponding lease liabilities that are not expected to be material to the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes prior revenue recognition guidance and provides a five step recognition framework that requires entities to recognize the amount of revenue to which it expects to be entitled for the transfer of goods and services. This new revenue standard was effective for Tidewater in January 2018 and was adopted using the modified retrospective approach. Tidewater adopted this standard on January 1, 2018, and did not adjust the beginning accumulated deficit. The necessary changes to Tidewater’s business processes, systems and controls to support recognition and disclosure of this ASU upon adoption on January 1, 2018, have been implemented. Prior to the adoption of this ASU, Tidewater recognized mobilization fees as revenue in the period earned. Customer reimbursed vessel modifications were not reflected in the statement of earnings.

Effects of Inflation

Day-to-day operating costs are generally affected by inflation. Because the energy services industry requires specialized goods and services, general economic inflationary trends may not affect Tidewater’s operating costs. The major impact on operating costs is the level of offshore exploration, field development and production spending by energy E&P companies. As spending increases, prices of goods and services used by the energy industry and the energy services industry will increase. Increases in vessel day rates may shield Tidewater from the inflationary effects on operating costs.

Environmental Compliance

During the ordinary course of business, Tidewater’s operations are subject to a wide variety of environmental laws and regulations that govern the discharge of oil and pollutants into navigable waters. Violations of these laws may result in civil and criminal penalties, fines, injunction and other sanctions. Compliance with the existing governmental regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment has not had, nor is expected to have, a material effect on Tidewater. Environmental laws and regulations are subject to change however, and may impose increasingly strict requirements and, as such, Tidewater cannot estimate the ultimate cost of complying with such potential changes to environmental laws and regulations.

Tidewater is also involved in various legal proceedings that relate to asbestos and other environmental matters. The amount of ultimate liability, if any, with respect to these proceedings is not expected to have a material adverse effect on Tidewater’s financial position, results of operations, or cash flows. Tidewater is proactive in establishing policies and operating procedures for safeguarding the environment against any hazardous materials aboard its vessels and at shore-based locations. Whenever possible, hazardous materials are maintained or transferred in confined areas in an attempt to ensure containment if an accident was to occur.

In addition, Tidewater has established operating policies that are intended to increase awareness of actions that may harm the environment.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in and disagreements with Tidewater’s accountants on accounting and financial disclosure.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Tidewater’s practice has been that any transaction or relationship involving a related person which would require disclosure under Item 404(a) of Regulation S-K of the rules and regulations of the SEC will be reviewed and approved, or ratified, by its audit committee.

Mr. Rigdon, a former Tidewater executive who retired from all positions with Tidewater in 2002, was appointed as an independent director on July 31, 2017, and served as interim president and chief executive officer of Tidewater between October 16, 2017 and March 5, 2018. Based on his prior service, Mr. Rigdon receives fixed retirement benefits from Tidewater (including pension plan payments, benefits under the SERP, and life insurance benefits), with a total annual value of approximately $127,670.

The audit committee also reviews and investigates any matters pertaining to the integrity of management and directors, including conflicts of interest, or adherence to standards of business conduct required by Tidewater’s policies.

DESCRIPTION OF TIDEWATER COMMON STOCK AND WARRANTS

The following summary of the material terms of the Tidewater common stock, Tidewater equity warrants and Tidewater creditor warrants and the material provisions of the Tidewater certificate of incorporation, the Tidewater bylaws, the equity warrant agreement and the creditor warrant agreement does not purport to be complete and is qualified by reference to the full text of the Tidewater certificate of incorporation, the Tidewater bylaws, the equity warrant agreement and the creditor warrant agreement, attached to this joint proxy statement/prospectus as Exhibits A, B, C and D, respectively.

General

The authorized capital stock of Tidewater consists of 125,000,000 shares of common stock, par value $0.001 per share, of which 27,176,907 shares were outstanding as of the record date and 3,000,000 shares of preferred stock, no par value per share, none of which were outstanding as of the record date. As of the record date, the outstanding shares of common stock were held by 476 stockholders of record. All outstanding shares of Tidewater common stock are fully paid and nonassessable. The unissued portion of Tidewater’s authorized common stock are available for issuance as the Tidewater Board determines advisable.

Tidewater has also established long-term incentive compensation plans as incentives for certain eligible employees. Tidewater has also established the 2017 Stock Incentive Plan and, as of the record date, there were 943,783 Tidewater restricted stock units outstanding. Tidewater has reserved 1,567,532 additional shares for future awards. Tidewater currently has no stock options outstanding.

In addition, as of the record date, Tidewater had three series of outstanding warrants, all of which were issued during the Restructuring: (1) Series A warrants, (2) Series B warrants (together with the Series A warrants, the “equity warrants”) and (3) warrants issued to certain holders of Tidewater’s unsecured notes, certain lenders under Tidewater’s credit agreement pre-Restructuring, and the lessor parties to certain sale leaseback agreements (the “creditor warrants”) who did not establish their status as U.S. Citizens during the Restructuring.

The equity warrants have six-year terms and are exercisable through July 31, 2023. Each equity warrant represents the right to purchase one share of Tidewater common stock, par value $0.001 per share, at the applicable exercise price, subject to certain adjustments as provided in the equity warrant agreement pursuant to which the equity warrants were issued. All unexercised equity warrants will expire, and the rights of the holders of Tidewater equity warrants to purchase shares of Tidewater common stock will terminate on the first to occur of (i) the close of business on July 31, 2023, or (ii) upon their earlier exercise or settlement in accordance with the terms of the equity warrant agreement.

The creditor warrants have 25-year terms and are exercisable through July 31, 2042. Each creditor warrant represents the right to purchase one share of Tidewater common stock, par value $0.001, upon payment of an exercise price equal to the par value of Tidewater common stock. All unexercised creditor warrants will expire, and the rights of the holders of Tidewater creditor warrants to purchase shares of Tidewater common stock will terminate on the first to occur of (i) the close of business on July 31, 2042 or (ii) upon settlement of all Tidewater creditor warrants validly exercised or converted prior to July 31, 2042 and, if exercised or converted under the terms of the creditor warrants agreement pursuant to which the Tidewater creditor warrants were issued, by purchasing one share of Tidewater common stock at the exercise price, for which the exercise price was timely paid.

As of the record date, there were outstanding Series A warrants to purchase 2,432,432 shares of Tidewater common stock, with an exercise price of $57.06 per share, outstanding Series B warrants to purchase 2,629,657 shares of Tidewater common stock, with an exercise price of $62.08 per share, and 3,151,494 outstanding creditor warrants to purchase 3,151,494 shares of Tidewater common stock, with an exercise price of $0.001 per share.

Common Stock

Voting Rights. Tidewater has only one outstanding class of stock and all voting rights are vested in the holders of Tidewater common stock. On all matters subject to a vote of stockholders, including the election of directors, the stockholders of Tidewater will be entitled to one vote for each share of common stock owned. Stockholders of Tidewater do not have cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to the rights granted to any holders of Tidewater preferred stock, holders of Tidewater common stock are entitled to receive dividends, if any, in the amounts and at the times declared by the Tidewater Board in its discretion out of any assets or funds of Tidewater legally available for the payment of dividends.

Liquidation Rights. Upon the dissolution, liquidation or winding up of Tidewater’s business, subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of Tidewater common stock are entitled to receive the assets of Tidewater available for distribution to its stockholders ratably in proportion to the number of shares of common stock held by them.

Assessment and Redemption. Shares of Tidewater common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of Tidewater common stock.

Preemptive Rights. Holders of Tidewater common stock do not have any preemptive right to subscribe to an additional issue of its common stock or to any security convertible into such stock.

Limitations on Ownership by Non-U.S. Citizens. Tidewater owns and operates U.S.-flag vessels in U.S. coastwise trade; accordingly, it is subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the outstanding shares of each class or series of the capital stock of Tidewater must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of Tidewater’s outstanding common stock is owned by U.S. citizens, the Tidewater certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24%. The Tidewater certificate of incorporation further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of Tidewater’s issued and outstanding common stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides the Tidewater Board with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides that Tidewater may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Tidewater Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Tidewater common stock held by such beneficial owner until confirmation of its citizenship status is received.

Transfer Agent. The transfer agent for Tidewater common stock is Computershare.

Equity Warrants

No Rights as Stockholders. Holders of Tidewater equity warrants by virtue of holding or having a beneficial interest in an equity warrant, will not have the right to vote, to consent, to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of shares of Tidewater common stock, or to exercise any rights whatsoever as a stockholder of Tidewater unless, until and only to the extent such persons become holders of record of shares of Tidewater common stock issued upon settlement of the equity warrants.

Conversion to Jones Act Warrant. Under applicable statutes and regulations commonly referred to as the Jones Act, any corporation that engages in U.S. coastwise trade must be a U.S. citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by non-U.S. citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. To ensure compliance with the Jones Act, the Tidewater certificate of incorporation limits ownership by non-U.S. citizens in the aggregate to not more than 24% of Tidewater’s outstanding common stock.

If, at any time during the 180-day period ending on the expiration of the equity warrants, the exercise of the equity warrants would be prohibited because of the Jones Act limitations on ownership by non-U.S. citizens, an equity warrant holder that is a non-U.S. citizen and has exercised the warrant (including the payment of the exercise price) will receive from Tidewater, in lieu of shares of common stock, an equivalent number of warrants substantially similar to the creditor warrants described below (each, a “Jones Act warrant”). The Jones Act warrants, like the creditor warrants, will be exercisable at a price of $0.001 per share and will have a term that expires on July 31, 2042. The Jones Act warrants will be issued pursuant to a Jones Act warrant agreement that Tidewater and its warrant agent will enter into upon Tidewater’s first issuance of Jones Act warrants.

Adjustments. The number of shares of Tidewater common stock for which an equity warrant is exercisable and the exercise price per share of equity warrants are subject to adjustment from time to time upon the occurrence of certain events, including, among other things: (i) the Tidewater issuance proposal as a dividend or distribution to all holders of shares of Tidewater common stock, or a subdivision, combination, or other reclassification of the outstanding shares of Tidewater common stock into a greater or smaller number of shares of Tidewater common stock; (ii) the issuance as a dividend or distribution to all holders of shares of Tidewater common stock of evidences of indebtedness or assets (excluding cash distributions of dividends from earnings); and (iii) the payment in respect of a tender offer or exchange offer by Tidewater for shares of Tidewater common stock, where the exercise price or equity warrant shares issuable would result in an increase or decrease of at least one percent, provided, that any adjustments which are not required to be made are required to be carried forward and taken into account in any subsequent adjustments.

Third-Party Mergers or Consolidations. In the event of a merger or consolidation of Tidewater in which stock or non-cash consideration of the acquiring entity is more than 50% of the merger consideration, the equity warrants will remain outstanding, with the holders of Tidewater equity warrants having the right thereafter to exercise the equity warrants for the duration of their term to acquire the merger consideration into which a share of Tidewater common stock was converted in the transaction. However, in the event of a merger or consolidation occurring within 18 months after the date of issuance of the equity warrants, where 50% or more of the consideration is to be paid in cash, the equity warrants will be cancelled and the equity warrant holder shall be paid out at their Black-Scholes value, using such inputs as are set forth in the equity warrant agreement, even if the exercise price of the equity warrant is less than the per-share merger consideration.

Reorganization Event. Upon the occurrence of a merger, consolidation, recapitalization, reclassification, reorganization or business combination by Tidewater with another person, each holder of a Tidewater equity warrant will have the right to receive, upon exercise of an equity warrant (including the payment of the exercise price), the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of one share of Tidewater common stock would have owned or been entitled to receive in connection with such transaction.

Cashless Exercise. The equity warrants will permit a holder thereof to elect to exercise their equity warrant such that no payment of cash will be required in connection with such exercise. If a cashless exercise is elected,

Tidewater will deliver, without any cash payment therefor, a reduced number of shares of its common stock equal to the value (as of the exercise date for such equity warrant) of the aggregate exercise price which would otherwise be payable in cash for all of the shares of Tidewater common stock for which the equity warrants are being exercised, divided by the market price of a share of Tidewater common stock determined as of the business day immediately preceding the day the equity warrant exercise notice is delivered to Tidewater’s warrant agent.

Creditor Warrants

No Rights as Stockholders. Holders of Tidewater creditor warrants by virtue of holding or having a beneficial interest in a creditor warrant, will not have the right to vote, to consent, to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of shares of Tidewater common stock, or to exercise any rights whatsoever as a stockholder of Tidewater unless, until and only to the extent such persons become holders of record of shares of Tidewater common stock issued upon settlement of the creditor warrants.

Adjustments. The number of shares of Tidewater common stock for which a creditor warrant is exercisable, and the exercise price per share of creditor warrants are subject to adjustment from time to time upon the occurrence of certain events, including, among other things: (i) the Tidewater issuance proposal as a dividend or distribution to all holders of shares of Tidewater common stock, or a subdivision, combination, or other reclassification of the outstanding shares of Tidewater common stock into a greater or smaller number of shares of Tidewater common stock; (ii) the issuance as a dividend or distribution to all holders of shares of Tidewater common stock of evidences of indebtedness or assets; and (iii) the merger, consolidation, recapitalization, reclassification, reorganization or business combination by Tidewater with another person.

Third-Party Mergers or Consolidations. In the event of a merger or consolidation where (i) the acquirer is not an affiliate of Tidewater, and (ii) all of the equity held by equity holders of Tidewater outstanding immediately prior thereto is extinguished or replaced by equity in a different entity, holders of creditor warrants will be solely entitled to receive the consideration per creditor warrant that is payable per share of Tidewater common stock, less the applicable exercise price of the creditor warrant, which consideration shall be paid in the same form and in the same proportion as is payable to holders of Tidewater common stock. However, if the consideration is payable solely in cash, the creditor warrants will be extinguished and the holders of creditor warrants will be entitled to receive a cash payment for each creditor warrant held equal to the difference between the per-share cash consideration and the nominal exercise price per share.

Reorganization Event. Upon the occurrence of a merger, consolidation, recapitalization, reclassification, reorganization or business combination by Tidewater with another person, each holder of a creditor warrant will have the right to receive, upon exercise of a creditor warrant (including the payment of the exercise price), the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of one share of Tidewater common stock would have owned or been entitled to receive in connection with such transaction.

Cashless Exercise. The creditor warrants will permit a holder thereof to elect to exercise their creditor warrant such that no payment of cash will be required in connection with such exercise. If a cashless exercise is elected, Tidewater will deliver, without any cash payment therefor, a reduced number of shares of its common stock equal to the value (as of the exercise date for such creditor warrant) of the aggregate exercise price which would otherwise be payable in cash for all of the shares of Tidewater common stock for which the creditor warrants are being exercised, divided by the market price of a share of Tidewater common stock determined as of the business day immediately preceding the day the creditor warrant exercise notice is delivered to Tidewater’s warrant agent.

Certain Provisions of the Tidewater Certificate of Incorporation and Bylaws

Indemnification and Limitations on Liability of Directors and Officers

As permitted by the DGCL, the Tidewater certificate of incorporation contains provisions that eliminate the personal liability of Tidewater’s directors and officers to Tidewater and Tidewater’s stockholders to the fullest extent permitted by the DGCL. However, these provisions do not limit or eliminate the rights of Tidewater or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director or officer’s fiduciary duty and do not limit or eliminate the liability of directors under the federal securities laws.

In addition, the Tidewater certificate of incorporation provides that Tidewater will indemnify and advance expenses to, and hold harmless, each of Tidewater’s directors and officers, to the fullest extent permitted by applicable law, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Tidewater or, while holding such office or serving in such position, is or was serving at the request of Tidewater as a director, officer or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees), judgments, fines and amounts paid in settlement (except for judgments, fines and amounts paid in settlement in any action or suit by or in the right of Tidewater to procure a judgment in its favor) actually and reasonably incurred by such person. The Tidewater certificate of incorporation further provides that it shall only be required to indemnify a person potentially eligible for indemnification (as specified above) in connection with a proceeding commenced by such person only if the commencement of such proceeding (or part thereof) by the person was authorized by the Tidewater Board.

The DGCL permits Tidewater to purchase and maintain insurance on behalf of any person who is a director or officer or acts committed in their capacities as such directors or officers. Tidewater currently maintains such liability insurance.

Anti-Takeover Provisions

Certain provisions of the DGCL, and the Tidewater certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction or other attempts to influence or replace Tidewater’s incumbent directors and officers. These provisions are summarized below.

Section 203 of the DGCL. Section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares held by officers and directors of interested stockholders or shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder. The Tidewater certificate of incorporation incorporates Section 203 (except for Section 203(b)(4)) and provides that such provisions will govern even if Tidewater does not have a class of voting stock that is (i) listed on a National Securities Exchange, (ii) authorized for quotation on an interdealer quotation system of a registered national securities association or (iii) held of record by more than 2,000 stockholders.

Authorized but Unissued Shares of Common Stock. The Tidewater certificate of incorporation authorizes the Tidewater Board to issue authorized but unissued shares of common stock.

Undesignated Preferred Stock. The Tidewater certificate of incorporation provides the Tidewater Board with the authority to determine and fix the powers, preferences, rights, qualifications, limitations and restrictions of shares of preferred stock issued by the Tidewater Board.

No Cumulative Voting. Holders of Tidewater common stock do not have cumulative voting rights in the election of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Tidewater bylaws provide advance notice procedures for stockholders to nominate candidates for election as directors at Tidewater’s annual and special meetings of stockholders and for stockholders seeking to bring business before its annual meeting of stockholders. The Tidewater bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

Special Meetings of Stockholders. The Tidewater bylaws allow only the Tidewater Board to call special meetings of stockholders. Tidewater stockholders are not able to call special meetings of stockholders.

Stockholder Action by Written Consent. The Tidewater certificate of incorporation provides that any action required or permitted to be a taken at a stockholders’ meeting may be taken only upon the vote of the stockholders at such meeting, and may not be taken by written consent of the stockholders.

Amendments of Certain Provisions of the Tidewater Certificate of Incorporation. The Tidewater certificate of incorporation requires the affirmative vote of at least 80% of the voting power of the outstanding shares of Tidewater’s capital stock, voting together as a single class, to amend, repeal or adopt any provision inconsistent with the provision of its charter prohibiting stockholders acting by written consent.

Amendments of the Tidewater Bylaws. The Tidewater bylaws may only be adopted, amended, or repealed by either a majority of Tidewater’s directors and a majority of Tidewater’s continuing directors, voting as a separate group, or the holders of at least 80% of the total voting power of all stockholders and two-thirds of the total voting power of stockholders, other than any related person, present or duly represented at a stockholders’ meeting, voting as a separate group.

Size of Tidewater Board and Vacancies. The Tidewater bylaws provide that the Tidewater Board shall consist of five or more members, the exact number to be fixed by the Tidewater Board from time to time. The Tidewater bylaws further provide that, subject to the rights of holders of any series of preferred stock to elect directors under specific circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Tidewater Board, may be filled by the affirmative vote of a majority of the remaining members of the board, although less than a quorum, or a sole remaining director.

Limitations on Ownership by Non-U.S. Citizens. Because Tidewater owns and operates U.S.-flag vessels in U.S. coastwise trade, it is subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the outstanding shares of each class or series of the capital stock of Tidewater must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of Tidewater’s outstanding common stock is owned by U.S. citizens, the Tidewater certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24%. The Tidewater certificate of incorporation further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of Tidewater’s issued and outstanding common stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides the Tidewater Board with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation also provides that Tidewater may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Tidewater Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Tidewater common stock held by such beneficial owner until confirmation of its citizenship status is received.

Shares Eligible for Future Sale

All of the shares of GulfMark that will be exchanged for shares of Tidewater common stock upon completion of the business combination will be freely tradable without restriction or registration under the Securities Act.

Tidewater cannot predict the effect, if any, that future sales of shares of its common stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sale of substantial amounts of shares of Tidewater common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of GulfMark common stock and the rights of holders of shares of Tidewater common stock. As Delaware corporations, the rights of the stockholders of Tidewater and GulfMark are both governed by Delaware law. Any differences between the rights of GulfMark stockholders and Tidewater stockholders are primarily attributable to differences between the governing documents of Tidewater and GulfMark. As a result of the first merger, holders of shares of GulfMark common stock will become holders of shares of Tidewater common stock. Thus, following the first merger, the rights of GulfMark stockholders, as recipients of Tidewater stock, will continue to be governed by the laws of the State of Delaware, and will also then be governed by the Tidewater certificate of incorporation and the Tidewater bylaws.

This section is not a complete description of all differences among the rights of GulfMark stockholders and Tidewater stockholders, nor is it a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in these rights in this section is not intended to indicate that other differences that may be equally important do not exist. All GulfMark stockholders and Tidewater stockholders are urged to read carefully the relevant provisions of the DGCL, as well as each company’s governing documents this summary is qualified in its entirety by reference to the full text of each of the Tidewater certificate of incorporation, the Tidewater bylaws, the GulfMark certificate of incorporation and the GulfMark bylaws. See the section entitled “Where You Can Find More Information” beginning on page 314 for information on how to obtain a copy of these documents.

GulfMark Stockholders	Tidewater Stockholders
Authorized Capital Stock

GulfMark is currently authorized under its certificate of incorporation to issue an aggregate of 30,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.	Tidewater is currently authorized under its certificate of incorporation to issue an aggregate of 128,000,000 shares of capital stock, consisting of 125,000,000 shares of common stock, $0.001 par value per share, and 3,000,000 shares of preferred stock, without par value.

Outstanding Capital Stock

As of the record date, 7,651,953 shares of GulfMark common stock were outstanding. GulfMark common stock is listed for trading on the NYSE MKT.

As of the record date, there are no outstanding shares of GulfMark preferred stock.

As of the record date, 27,176,907 shares of Tidewater common stock were outstanding. Tidewater common stock is listed for trading on the NYSE.

As of the record date, there are no outstanding shares of Tidewater preferred stock.

Quorum and Adjournment

GulfMark’s certificate of incorporation provides that, except as otherwise provided by law, the holders of a majority in voting power of the outstanding shares of capital stock of GulfMark entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders of GulfMark. When a quorum is once present to commence a meeting of the GulfMark stockholders, it is not broken by the subsequent withdrawal of any stockholders or their proxies.	The Tidewater bylaws provide that, except as otherwise provided in the Tidewater bylaws, at each meeting of stockholders, the presence in person or represented by proxy of the holders of a majority of the voting power of all outstanding shares of stock entitled to vote at the meeting of stockholders, shall constitute a quorum for the transaction of any business at such meeting. Shares of Tidewater stock owned by Tidewater or of another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly

GulfMark Stockholders	Tidewater Stockholders

GulfMark’s bylaws further provide that, any meeting of GulfMark stockholders may only be adjourned to be reconvened at a specific date, time, place (if any) and/or by means of remote communication (if any) by the chairman of such meeting for a proper purpose not inconsistent with GulfMark’s certificate of incorporation or its bylaws, which shall include, but is not limited to, prescribing such rules, regulations and procedures and to do all acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, lack of a quorum, securing a more adequate meeting place, electing officials to count and tabulate votes, reviewing any stockholder proposals or passing upon any challenge which may properly come before the meeting.

or indirectly, by Tidewater, shall not be counted for quorum purposes.

The Tidewater bylaws further provide that in the absence of a quorum, the holders of a majority of the voting power of the shares of stock present in person or represented by proxy at any meeting of stockholders, including an adjourned meeting, or the person presiding over the meeting may adjourn such meeting to another time and place. Under the DGCL, at the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

Number of Directors and Composition of Board of Directors

GulfMark’s certificate of incorporation provides that the number of directors will be fixed by the board of directors from time to time, but shall not be less than one nor more than 15.

There are currently seven directors serving on the GulfMark Board.

Under the Tidewater bylaws, the board of directors shall consist of five or more members, the exact number to be fixed by the board of directors from time to time.

There are currently seven directors serving on the Tidewater Board.

Election of Directors

GulfMark’s bylaws provide that, except for filling vacancies and newly created directorships (discussed below), a plurality of the votes cast at any annual meeting of GulfMark stockholders or any special meeting of GulfMark stockholders properly called for the purpose of electing directors shall elect directors of GulfMark.	The Tidewater bylaws provide that each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided, that if as of a date that is 14 calendar days in advance of the date Tidewater files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the SEC the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Majority of votes cast means that (a) the number of votes cast for a director must exceed the number of votes cast against that director and (b) abstentions and broker non-votes are not counted as votes cast. Pursuant to the Tidewaters bylaws, except in circumstances where a plurality vote standard applies, if a director is not elected by a majority of the votes cast, the director is required to tender his or her resignation to the board of directors.

GulfMark Stockholders	Tidewater Stockholders

Filling Vacancies on the Board of Directors
Pursuant to GulfMark’s certificate of incorporation, subject to the rights, if any, of the holders of shares of any class or series of preferred stock of GulfMark then outstanding to designate a director to fill a vacancy as set forth in the instrument of designation of such preferred stock applicable thereto, any vacancy on the board of directors resulting from any death, resignation, retirement, disqualification, removal from office, or newly created directorship resulting from any increase in the authorized number of directors or otherwise shall be filled by (a) the board of directors, acting by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, or (b) stockholders of GulfMark, with an affirmative vote of the holders of a majority of the total voting power of all the shares of GulfMark entitled to vote generally in the election of directors, voting together as a single class.	Pursuant to the Tidewater bylaws, subject to the rights of holders of any series of preferred stock to elect directors under specific circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the board of directors, may be filled by the affirmative vote of a majority of the remaining members of the board, although less than a quorum, or a sole remaining director.

Director Nominations by Stockholders

GulfMark’s bylaws provide that nominations of directors by stockholders must be made by timely written notice.

With respect to nominations to be considered at an annual meeting of stockholders, the notice must be in writing, meet the requirements of GulfMark’s bylaws, and be delivered to or mailed and received by the Secretary at the principal executive office of GulfMark no fewer than 90 and no more than 120 days prior to the first anniversary of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was made, whichever occurs first.

With respect to nominations to be considered at a special meeting of stockholders called for the purpose of electing directors, the notice must be in writing, meet the requirements of GulfMark’s bylaws, and be delivered to or mailed and received by the Secretary at the principal executive office of GulfMark not less than 60 days prior to the special meeting; provided, however, that in the event that less than 70 days’ notice of the date

The Tidewater bylaws provide that all nominations of directors by stockholders must be made by timely written notice given by or on behalf of a stockholder of record of Tidewater.

With respect to nominations to be considered at an annual meeting of stockholders, the notice must be in writing, meet the requirements of the Tidewater bylaws, and be delivered personally or mailed to and received at the office of Tidewater, addressed to the attention of Tidewater’s Secretary, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of stockholders; provided, however, that if:

the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of stockholders,

no annual meeting was held during the prior year, or

in the case of Tidewater’s first annual meeting of stockholders following its adoption of its amended and restated bylaws,

then, to be timely, the written notice must be received no earlier than 120 days before such annual meeting and no later than the later of 90 days before such annual meeting and the 10th day after the day on

GulfMark Stockholders	Tidewater Stockholders

of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice or public announcement of the date of the special meeting was mailed or made (as applicable).

Notwithstanding anything to the contrary, in the event that the number of directors to be elected to the board of directors is increased, a stockholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase and only if otherwise timely notice of nomination for all other directorships was delivered by such stockholder in accordance with GulfMark’s bylaws, if it shall be delivered to the Secretary at the principal executive office of GulfMark not later than the close of business on the 10th day following the day on which notice to the stockholders of GulfMark was given or public announcement was made by GulfMark naming all of the nominees for director or specifying the size of the increase in the number of directors to serve on the board of directors, even if such 10th day shall be later than the date for which a nomination would otherwise have been required to be delivered to be timely.

which the notice of such annual meeting was first made by mail or public disclosure.

With respect to nominations to be considered at a special meeting of stockholders, the notice must be in writing, meet the requirements of the Tidewater bylaws, and be delivered personally or mailed to and received at the office of Tidewater, addressed to the attention of Tidewater’s Secretary, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the 10th day after the day on which the notice of such special meeting was first made by mail or public disclosure.

Notwithstanding anything to the contrary, if the number of directors to be elected to the Tidewater Board at a meeting of stockholders is increased and there is no public disclosure by Tidewater naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the office of Tidewater, addressed to the attention of the Secretary of Tidewater, no later than the close of business on the 10th day following the day on which such public disclosure is first made by Tidewater.

Action by Stockholder by Written Consents

GulfMark’s certificate of incorporation provides that any action required or permitted to be taken at a stockholders’ meeting may be taken without a meeting, without prior notice and without a vote, by a consent or consents in writing, setting forth the action so taken, (a) signed by GulfMark stockholders holding not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all the shares of GulfMark entitled to vote thereupon were present and voted and (b) delivered to GulfMark in accordance with Section 228 of the DGCL.	The Tidewater certificate of incorporation provides that any action required or permitted to be taken at a stockholders’ meeting may be taken only upon the vote of the stockholders at such meeting, and may not be taken by written consent of the stockholders.

Stockholder Proposals

GulfMark’s bylaws provide that a stockholder must give advance written notice to the Secretary of GulfMark of any proposal for business to be transacted at an annual or special meeting of stockholders.

With respect to business to be transacted at an annual meeting of stockholders, the notice must be in writing, meet the requirements of GulfMark’s bylaws, and be

The Tidewater bylaws provide that a stockholder must give advance written notice to the Secretary of Tidewater of any proposal for business to be transacted at an annual meeting of stockholders. The Tidewater bylaws do not provide for submission of stockholder proposals for consideration at special meetings.

GulfMark Stockholders	Tidewater Stockholders

delivered to or mailed and received by the Secretary at the principal executive office of GulfMark no fewer than 90 and no more than 120 days prior to the first anniversary of the immediately preceding annual meeting of the stockholders of GulfMark; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was made, whichever occurs first.

With respect to business to be transacted at a special meeting of stockholders, the notice must be in writing, meet the requirements of GulfMark’s bylaws, and be delivered or mailed and received by the Secretary at the principal executive office of GulfMark not less than 60 days prior to the date of such meeting; provided, however, that in the event that less than 70 days’ notice of the date of the meeting is given or made to stockholders, to be timely a stockholder’s notice must be delivered or mailed and received by the Secretary at the principal executive office of GulfMark not later than the close of business on the 10th day following the earlier of the day on which such notice or public announcement of the date of such special meeting is mailed or made (as applicable) by GulfMark.

With respect to business to be transacted at an annual meeting of stockholders, the notice must be in writing, meet the requirements of the Tidewater bylaws, and be delivered personally or mailed to and received at the office of Tidewater, addressed to the attention of Tidewater’s Secretary, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of stockholders; provided, however, that if:

the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of stockholders,

if no annual meeting was held during the prior year, or

in the case of Tidewater’s first annual meeting of stockholders following its adoption of its amended and restated bylaws,

then, to be timely, the notice by the stockholder must be received no earlier than 120 days before such annual meeting and no later than the later of 90 days before such annual meeting and the 10th day after the day on which the notice of such annual meeting was first made by mail or public disclosure.

Certificate of Incorporation Amendments

GulfMark’s certificate of incorporation provides that any provision contained therein may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon.

Various provisions of GulfMark’s certificate of incorporation, including the provision related to compliance with U.S. maritime laws and the provision related to amending, altering, changing or repealing any provision of the certificate of incorporation, may not be amended, altered, changed, repealed, and no such provision inconsistent with those provisions shall be adopted except upon the affirmative vote of the holders of two-thirds of the total voting power of stockholders entitled to vote generally in the election of directors, voting together as a single class.

The Tidewater certificate of incorporation provides that it reserves the right at any time, and from time to time, to amend or repeal any provision contained in its certificate of incorporation, and add other provisions authorized by the laws of the State of Delaware, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to the certificate of incorporation are granted.

The affirmative vote of at least 80% of the voting power of the outstanding shares of capital stock of Tidewater, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with the Tidewater certificate of incorporation provision prohibiting stockholders acting by written consent.

GulfMark Stockholders	Tidewater Stockholders

Bylaw Amendments

GulfMark’s bylaws provide that, the board of directors is expressly authorized and empowered to amend and repeal GulfMark’s bylaws and adopt new bylaws, subject to the power of GulfMark’s stockholders to adopt, amend or repeal any of GulfMark’s bylaws. Notwithstanding any other provision of GulfMark’s bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of GulfMark preferred stock required by law, by GulfMark’s certificate of incorporation or by any instrument designating any class or series of GulfMark preferred stock, the affirmative vote of the holders of the total voting power of GulfMark’s shares entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of GulfMark to alter, amend or repeal, or adopt any provision inconsistent with, the provisions of GulfMark’s bylaws.	The Tidewater bylaws may be adopted, amended, or repealed and new bylaws may be adopted by either: (i) a majority of Tidewater’s directors and a majority of Tidewater’s continuing directors, voting as a separate group; or (ii) the holders of at least 80% of the total voting power of all stockholders and two-thirds of the total voting power of stockholders, other than any related person, present or duly represented at a stockholders’ meeting, voting as a separate group.

Special Meeting of Stockholders

GulfMark’s bylaws provide that special meetings of the stockholders may be called at any time and from time to time only upon the written request (stating the purpose or purposes of the meeting) of (a) the board of directors, (b) the chairman of the board of directors, or (c) the holders of 10% or more of the total voting power of all the shares of GulfMark entitled to vote generally in the election of directors.	The Tidewater bylaws provide that a special meeting of stockholders may be called at any time by the board of directors and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice of such meeting. Notice must be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting, stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the notice record date and the voting record date, if such date is different from the notice record date, each as set by the board of directors, and the purposes for which the meeting is called. If no such record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at the meeting will be at the close of business on the day next preceding the day on which notice is given.

Indemnification of Directors and Officers

GulfMark’s certificate of incorporation provides that, except as otherwise provided in that certain Chapter 11 Plan of Reorganization filed by GulfMark on May 17,	The Tidewater certificate of incorporation requires it to indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or

GulfMark Stockholders	Tidewater Stockholders

2017 in connection with Case No. 17-11125, which was confirmed on October 4, 2017 by other of the United States Bankruptcy Court for the District of Delaware, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was or has agreed to become a director or officer of GulfMark, or while a director or officer of GulfMark is or was serving or has agreed to serve at the request of GulfMark in any capacity, including as a director, officer, employee, fiduciary or agent, of another corporation or of a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans maintained or sponsored by GulfMark or any of its subsidiaries, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, shall be indemnified and held harmless by GulfMark to the fullest extent which it is empowered to do so by the DGCL, as amended from time to time, against all cost, expense, liability and loss, including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement actually and reasonably incurred by such director, officer, employee, fiduciary or agent in connection with a proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of GulfMark, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. GulfMark’s certificate of incorporation further provides that, except in proceedings to enforce rights to indemnification, GulfMark shall indemnify any person potentially eligible for indemnification seeking indemnification in connection with a proceeding initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors.

GulfMark’s certificate of incorporation provides that, to the fullest extent to which it is permitted to do so by the DGCL or other applicable law, GulfMark shall, in advance of the final disposition of the matter, pay the expenses and costs (including attorney’s fees) actually and reasonably incurred by a director or officer potentially eligible for indemnification (as specified above) in defending or otherwise participating in any is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Tidewater or, while holding such office or serving in such position, is or was serving at the request of Tidewater as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees), judgments, fines and amounts paid in settlement (except for judgments, fines and amounts paid in settlement in any action or suit by or in the right of Tidewater to procure a judgment in its favor) actually and reasonably incurred by such person. The Tidewater certificate of incorporation further provides that it shall only be required to indemnify a person potentially eligible for indemnification (as specified above) in connection with a proceeding commenced by such person only if the commencement of such proceeding (or part thereof) by the person was authorized by the board of directors.

The Tidewater certificate of incorporation provides that, to the extent not prohibited by applicable law, Tidewater shall pay the expenses (including attorney’s fees) incurred by a person potentially eligible for indemnification (as specified above) in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under the Tidewater certificate of incorporation or otherwise.

Neither the Tidewater certificate of incorporation nor bylaws contain a provision permitting or requiring it to purchase or maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of Tidewater or was serving at the request of Tidewater as a director, officer, employee, fiduciary or agent of another entity or enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as

GulfMark Stockholders	Tidewater Stockholders

proceeding and any appeal therefrom for which such person may be entitled to such indemnification (as specified above) or otherwise; provided, however, if required by the DGCL, such payment of expenses and costs in advance of the final disposition of the proceeding shall be made only upon receipt by GulfMark of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified for such expenses as specified above or otherwise. Other employees, fiduciaries and agents who are potentially eligible for indemnification (as specified above) may be advanced expenses and costs upon the same terms and conditions specified above, if any, as the board of directors deems appropriate.

GulfMark’s certificate of incorporation permits it to purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of GulfMark or was serving at the request of GulfMark as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not GulfMark would have the power to indemnify such person against such liability under the DGCL or its certificate of incorporation.

such. However, the DGCL permits corporations to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability.

Foreign Ownership

Because GulfMark owns and operates U.S.-flag vessels in U.S. coastwise trade, it is subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the outstanding shares of each class or series of the capital stock of GulfMark must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of GulfMark’s outstanding common stock is owned by U.S. citizens, GulfMark’s certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24%. GulfMark’s certificate of	Because Tidewater owns and operates U.S.-flag vessels in U.S. coastwise trade, it is subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the outstanding shares of each class or series of the capital stock of Tidewater must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of Tidewater’s outstanding common stock is owned by U.S. citizens, the Tidewater certificate of incorporation restricts ownership of the shares of its outstanding common stock by non-U.S. citizens in

GulfMark Stockholders	Tidewater Stockholders
incorporation further prohibits the acquisition of shares by a non-U.S. citizen where such acquisition would cause the aggregate number of shares held by non-U.S. citizens to exceed 24% of GulfMark’s issued and outstanding common stock. GulfMark’s certificate of incorporation further provides the board of directors with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of GulfMark’s issued and outstanding common stock. GulfMark’s certificate of incorporation further provides that GulfMark may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the GulfMark Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of GulfMark common stock held by such beneficial owner until confirmation of its citizenship status is received.	the aggregate to not more than 24%. The Tidewater certificate of incorporation further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of Tidewater’s issued and outstanding common stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides the board of directors with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of Tidewater’s issued and outstanding common stock. The Tidewater certificate of incorporation further provides that Tidewater may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Tidewater Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Tidewater common stock held by such beneficial owner until confirmation of its citizenship status is received.

Stockholder Rights Agreement

Pursuant to the registration agreement dated November 14, 2017, GulfMark agreed to file with the SEC within 60 days following a request therefor by certain holders, a shelf registration statement for the offer and resale of certain securities held by certain holders that duly request inclusion in such registration statement. In addition, those certain holders have customary demand, underwritten offering and piggyback registration rights, subject to certain limitations set forth in the agreement.	Tidewater does not have a registration rights agreement with any of its stockholders.

Antitakeover Provisions

Business combination. Section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting	Business combination. Section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of

stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares held by officers and directors of interested stockholders or shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder. GulfMark has elected in its certificate of incorporation not to be governed by Section 203.	a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares held by officers and directors of interested stockholders or shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder. The Tidewater certificate of incorporation incorporates Section 203 (except for Section 203(b)(4)) and provides that such provisions will govern even if Tidewater does not have a class of voting stock that is (i) listed on a National Securities Exchange, (ii) authorized for quotation on an interdealer quotation system of a registered national securities association or (iii) held of record by more than 2,000 stockholders

Other. Certain of the other above-described provisions of the GulfMark certificate of incorporation or bylaws, including the ability of the board of directors to determine the powers, preferences, rights, qualifications, limitations and restrictions with respect to preferred stock, advance notice and other provisions regulating the manner in which stockholders can meet or take action, required supermajority vote of stockholders to amend certain provisions of GulfMark’s certificate of incorporation and bylaws, the availability for issuance of additional shares of common stock, and restrictions on the ability of any natural person or entity that does not satisfy the citizenship requirements of the U.S. maritime laws to own, in the aggregate, more than 24% of the outstanding shares of GulfMark common stock, could be viewed by some stockholders to be disadvantageous because they could potentially limit or preclude meaningful stockholder participation in certain transactions or discourage takeover attempts, proxy contests or other attempts to influence or replace GulfMark’s current management.	Other. Certain of the other above-described provisions of the Tidewater certificate of incorporation or bylaws, including the ability of the board of directors to determine the powers, preferences, rights, qualifications, limitations and restrictions with respect to preferred stock, advance notice and other provisions regulating the manner in which stockholders can meet or take action, required supermajority vote of stockholders to amend certain provisions of the Tidewater certificate of incorporation and bylaws, limitations on expanding the size of the board of directors, the availability for issuance of additional shares of common stock, and restrictions on the ability of any natural person or entity that does not satisfy the citizenship requirements of the U.S. maritime laws to own, in the aggregate, more than 24% of the outstanding shares of Tidewater common stock, could be viewed by some stockholders to be disadvantageous because they could potentially limit or preclude meaningful stockholder participation in certain transactions or discourage takeover attempts, proxy contests or other attempts to influence or replace Tidewater’s current management.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF TIDEWATER

The table below shows the name, address and stock ownership of each person known by Tidewater to beneficially own more than 5% of Tidewater common stock as of October 9, 2018.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class[1]

Prudential Financial, Inc.	1,600,833	[2]	6.1%
751 Broad Street
Newark, New Jersey 07102

American International Group, Inc.	2,347,723	[3]	8.9%
175 Water Street
New York, New York 10038

Northwestern Mutual Life Insurance Company	1,755,152	[4]	6.6%
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Third Avenue Management LLC	1,675,730	[5]	6.3%
622 Third Avenue, 32nd Floor,
New York, New York 10017

Wells Fargo & Company	1,558,299	[6]	5.9%
420 Montgomery Street
San Francisco, California 94163

T. Rowe Price Associates	1,410,520	[7]	5.3%
100 E. Pratt Street
Baltimore, Maryland 21202

[1]	Based on 27,176,907 shares of common stock outstanding on October 9, 2018.
[2]

Based on a Schedule 13G filed with the SEC on August 10, 2018 by Prudential Financial, Inc., which has sole voting power and dispositive power over 1,264,585 shares, and shared dispositive power over 336,248 shares. Included in the total number of shares shown as beneficially owned are 694,062 shares acquirable within 60 days upon the exercise of warrants held by the beneficial owner.

[3]

Based on a Schedule 13G filed with the SEC on February 9, 2018 by American International Group, Inc., which reports sole voting and investment power over 2,341,223 shares (88,175 of which represent shares acquirable within 60 days upon the exercise of warrants) and shared voting and investment power over 6,500 shares.

[4]

Based on a Schedule 13G filed with the SEC on January 31, 2018 by Northwestern Mutual Life Insurance Company, which shares voting and dispositive power over all reported shares with its investment advisor and wholly-owned subsidiary, Northwestern Mutual Investment Management Company, LLC.

[5]

Based on a Schedule 13G filed with the SEC on February 14, 2018 by Third Avenue Management LLC, as investment adviser to several investment companies, reports sole voting and dispositive power over all reported shares.

[6]

Based on a Schedule 13G filed with the SEC on January 30, 2018 by Wells Fargo & Company (reporting ownership on a consolidated basis), which has sole voting and dispositive power over 1,558,070 shares and shared voting and dispositive power over the remaining 229 shares.

[7]

Based on a Schedule 13G filed with the SEC on February 14, 2018 by T. Rowe Price Associates, a registered investment advisor, which has sole voting power over 336,000 shares and sole dispositive power over all reported shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the beneficial ownership of Tidewater common stock as of October 9, 2018 by each of its directors, by each executive officer named in the 2017 Transition Period Summary Compensation Table who continues to serve as a director or executive officer of Tidewater, and by all Tidewater directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and investment power with respect to all shares of Tidewater common stock beneficially owned by him or her.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class of Common Stock[1]	Restricted Stock Units[2]
Directors
Thomas R. Bates, Jr.	5,870		*	3,771
Alan J. Carr	5,870		*	3,771
Randee E. Day	5,870		*	3,771
Dick Fagerstal	5,870		*	3,771
Steven L. Newman	5,870		*	3,771
Larry T. Rigdon[3]	15,745		*	3,771
John T. Rynd[4]	0		*	43,376
Named Executives[5]
Quinn P. Fanning	27,764	[6]	*	129,577
Jeffrey A. Gorski	45,135	[7]	*	129,577
All directors and executive officers as a group (10 persons)	163,821	[8]	*	450,962

*	Less than 1.0%
[1]

Based on 27,176,907 shares of common stock outstanding on October 9, 2018, and includes for each person and group the number of shares that person or group has the right to acquire within 60 days of such date.

[2]

Reflects the number of restricted stock units held by each director or executive officer that will not vest within 60 days of October 9, 2018 and thus are not included in his or her beneficial ownership calculation.

[3]

Mr. Rynd was appointed as president, chief executive officer, and a director of Tidewater effective March 5, 2018. Mr. Rigdon, a sitting director, served as Tidewater’s president and chief executive officer on an interim basis for a five-month period from October 15, 2017 until Mr. Rynd’s appointment.

[4]

Mr. Rynd was appointed as president, chief executive officer, and a director of Tidewater effective March 5, 2018. Mr. Rigdon, a sitting director, served as Tidewater’s president and chief executive officer on an interim basis for a five-month period from October 15, 2017 until Mr. Rynd’s appointment.

[5]	Information regarding shares beneficially owned by Mr. Rynd, Tidewater’s current president and chief executive officer, appears immediately above under the caption “Directors.”
[6]	The total number of shares shown as beneficially owned by each of these named executives includes the following:

Named Executive	Shares Held in 401(k) Account	Shares Acquirable within 60 days upon Exercise of Series A Warrants	Shares Acquirable within 60 days upon Exercise of Series B Warrants
Mr. Fanning	52	1,868	2,019
Mr. Gorski	19	2,158	2,333

[7]	See table above.
[8]

Includes (a) 13,376 shares of Tidewater common stock that the current executive officers have the right to acquire within 60 days through the exercise of directly-held Series A or Series B warrants and (b) 128 shares attributable to such persons’ accounts in Tidewater’s 401(k) Savings Plan.

OVERVIEW OF TIDEWATER EXECUTIVE COMPENSATION

This section describes Tidewater’s executive compensation program, focusing on the compensation paid during the 2017 transition period (April 1—December 31, 2017) to the two individuals who served as Tidewater’s chief executive officer during that period and the next two most highly-compensated executive officers of Tidewater. These executives are “named executives” or “NEOs.” For the 2017 transition period, Tidewater’s named executives were:

NEO	Title
Larry T. Rigdon	Former Interim President and Chief Executive Officer
Jeffrey M. Platt	Former President and Chief Executive Officer
Quinn P. Fanning	Executive Vice President and Chief Financial Officer
Jeffrey A. Gorski	Executive Vice President and Chief Operating Officer

Tidewater’s current president and chief executive officer, John T. Rynd, was appointed to those positions effective March 5, 2018. For information regarding Tidewater’s compensation arrangements with Mr. Rynd, please see the section entitled “Appointment of New President and CEO in Fiscal 2018.”

For the 2017 transition period, Tidewater was a smaller reporting company and thus was not required to provide a full Compensation Discussion and Analysis. However, in its 2018 proxy statement, Tidewater provided its stockholders with the following overview of its executive compensation program in order to aid its understanding of how Tidewater’s business and performance affected executive compensation decisions and payouts during the 2017 transition period.

Executive Summary

Tidewater’s Business. Tidewater operates a diversified fleet of marine service vessels and provides other marine support services to the global offshore energy industry. With operations in most of the world’s significant offshore crude oil and natural gas exploration and production regions, Tidewater has one of the broadest global operating footprints in the offshore energy industry. Tidewater provides services in support of all phases of offshore exploration, field development, and production, including towing of, and anchor handling for, mobile offshore drilling units; transporting supplies and personnel necessary to sustain drilling, workover, and production activities; offshore construction and seismic support; and a variety of specialized services such as pipe and cable laying. Tidewater’s international operations are the primary driver of its revenue and earnings, as a substantial portion of its revenues come from operations outside of the United States territorial waters. For more information about Tidewater’s business, please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 203.

As noted previously, the 2017 transition period was a transformative one in Tidewater’s history. During this period, Tidewater continued to face a very challenging business environment given the overcapacity in the worldwide offshore support vessel fleet as the downturn in the global offshore energy industry stretched into its fourth year. However, Tidewater both entered and emerged from bankruptcy during the 2017 transition period, successfully completing the Restructuring in accordance with the terms of the Restructuring Plan. Among other things, the Restructuring had a significant impact on Tidewater’s executive compensation arrangements.

In a typical year, the three core components of Tidewater’s executive compensation program are a base salary, short-term cash incentive award, and long-term incentive awards. Of course, the 2017 transition period was neither typical (given the Restructuring) nor a full year (given Tidewater’s decision to change its fiscal year end from March 31 to December 31). In addition, due to the Restructuring, Tidewater had two distinct boards of directors during the 2017 transition period – the predecessor board, whose independent members served until the Emergence Date, and the current board, whose independent members were appointed on the Emergence Date in connection with the Restructuring. As a result, two distinct compensation committees (the “predecessor committee” and the “current committee”) were involved in making executive compensation decisions during this period.

Further, following the Restructuring, Mr. Platt, who had served as president, chief executive officer and a director of Tidewater, retired from all positions with Tidewater effective October 15, 2017. The current board appointed Mr. Rigdon, a former executive of Tidewater who had joined the Tidewater Board as an independent director in connection with the Restructuring, to serve as president and chief executive officer on an interim basis while the board conducted a search for a longer term successor in that role. At the time of his retirement, Tidewater entered into a separation agreement with Mr. Platt as well as an employment agreement with Mr. Rigdon, each of which is described below. Subsequent to the 2017 transition period, Tidewater appointed John T. Rynd as its president, chief executive officer, and a director effective March 5, 2018. Although Mr. Rynd was not an executive officer during the 2017 transition period, this section includes a summary of his compensatory arrangements as well.

The following chart summarizes the significant executive compensation actions taken (1) by the predecessor committee both before and during the 2017 transition period and (2) by the current committee both from the Emergence Date through the end of the 2017 transition period and going forward into fiscal 2018. Additional information regarding each of these decisions is available below under “Compensation Program and Payments During the 2017 Transition Period.”

Deciding Entity and Time Period	Predecessor Committee		Current Committee
	prior to 4/1/2017	during 2017 TP (before 7/31/2017)	during 2017 TP (from 7/31/2017)	going forward (from 1/1/2018)
Base Salary	implemented salary freeze (salary levels unchanged since April 2014)	no change	no change	reduced base salaries by 15%

Short-Term Incentive (“STI”) Plan	reduced fiscal 2017 target opportunities by 20% over prior year target opportunities	deferred action to new board	approved a program limited to one of the four metrics used in prior years (safety), with target bonus equal to 25% of previously-reduced target bonus from prior year, prorated for nine-month period[1]	approved payouts for 2017 TP program fiscal 2018 plan design currently under consideration

Deciding Entity and Time Period	Predecessor Committee		Current Committee
	prior to 4/1/2017	during 2017 TP (before 7/31/2017)	during 2017 TP (from 7/31/2017)	going forward (from 1/1/2018)

Long-Term Incentive (“LTI”) Program	no equity grants made in fiscal 2017; deferred consideration to RSA negotiation process	emergence RSU grants were negotiated as part of RSA, with certain change of control waivers (described below) conditioned upon such grants being made following emergence (including Messrs. Fanning and Gorski)[2]

formally approved emergence RSU grants, including those to Messrs. Fanning and Gorski, in order to effectuate change in control waivers[3]

Mr. Rigdon initially received a grant of time-based RSUs for service as a director and, following his appointment as interim President and CEO, received a second grant of time-based RSUs as provided in his employment agreement[4]

fiscal 2018 program currently under consideration

Change in Control Protections	gave notice in June of 2017 of non-renewal of legacy change in control agreements with stated goals of harmonizing agreements and eliminating legacy tax gross-up provisions	officers executed conditional change of control waiver letters to waive the Restructuring as a “change in control” event under certain compensation arrangements, including these legacy agreements[5] deferred action on any new change in control agreements to new board (given the timing of the notice of non-renewal, existing agreements expire 12/31/2017)	entered into new agreements with certain officers effective 1/1/2018 with terms and conditions more in line with current market practice, including the elimination of all tax gross-up provisions[6]	new agreements in effect on 1/1/2018[7]

Deciding Entity and Time Period	Predecessor Committee		Current Committee
	prior to 4/1/2017	during 2017 TP (before 7/31/2017)	during 2017 TP (from 7/31/2017)	going forward (from 1/1/2018)

Other Programs	adopted retention bonus program to incentivize management through the Restructuring	final payments made under retention program on Effective Date (7/31/2017), subject to clawback provisions in the event of certain terminations prior to 12/15/2017		suspended the Supplemental Executive Retirement Plan (“SERP”) effective 1/1/2018 (no further accruals) suspended matching contributions to the 401(k) savings and supplemental savings plans

[1]

Mr. Rigdon, a sitting director who served as president and chief executive officer on an interim basis for a five-month period beginning October 16, 2017, participated in the full plan with all three components at the target level set by his employment agreement, pro-rated for 2-1/2 months of service. See the section entitled “Short-term Incentive Compensation” for more information.

[2]

As discussed under “Change in Control Agreements,” Mr. Platt elected not to receive an emergence grant but his change in control waiver was conditioned upon, among other things, the emergence grants being made as scheduled to other Tidewater officers

[3]

As discussed under “Change in Control Agreements,” Mr. Platt elected not to receive an emergence grant but his change in control waiver was conditioned upon, among other things, the emergence grants being made as scheduled to other Tidewater officers.

[4]

Upon Tidewater’s appointment of Mr. Rynd as president and chief executive officer effective March 5, 2018, vesting of the remaining outstanding and unvested RSUs granted to Mr. Rigdon under his employment agreement was accelerated. However, his director RSU grant (5,870 RSUs) remains outstanding subject to the same terms and conditions as the grants to other non-employee directors (vesting on July 31, 2018).

[5]

As discussed under “Change in Control Agreements,” Mr. Platt elected not to receive an emergence grant but his change in control waiver was conditioned upon, among other things, the emergence grants being made as scheduled to other Tidewater officers.

[6]

Given his status as interim president and chief executive officer, Mr. Rigdon did not enter into a change in control agreement with Tidewater. Following Mr. Rynd’s appointment as president and chief executive officer, Tidewater entered into its new form of change of control agreement with Mr. Rynd.

[7]

Given his status as interim president and chief executive officer, Mr. Rigdon did not enter into a change in control agreement with Tidewater. Following Mr. Rynd’s appointment as president and chief executive officer, Tidewater entered into its new form of change of control agreement with Mr. Rynd.

Compensation Philosophy and Practice

Tidewater’s Compensation Philosophy. As a company with a global reach in an operationally-demanding, highly cyclical, and capital-intensive business, the main objectives of Tidewater’s executive compensation program are:

•	to attract, motivate, and retain the executive talent that it requires to compete and manage its business effectively,

•	to promote a performance- and results-oriented environment, and

•	to align the interests of Tidewater executives with those of its stockholders through the use of equity and performance-based incentives.

Role of the Compensation Committee. The Tidewater Board has delegated to its compensation committee the primary responsibility for overseeing its executive compensation program. The committee annually reviews and sets the compensation for Tidewater executive officers, reporting to the full board on all compensation matters regarding the executives and other key management employees.

Role of Compensation Consultant. The committee has sole authority over the selection, use, and retention of any compensation consultant engaged to assist the committee in discharging its responsibilities. Meridian served as the committee’s compensation consultant both before and after the Restructuring. The committee’s consultant also surveys director compensation upon the request of the nominating and corporate governance committee, which is responsible for reviewing director compensation. Meridian provides no other services to, nor has any other relationship with, Tidewater. In accordance with SEC rules, the committee has assessed Meridian’s independence and concluded that Meridian’s work has not raised any conflicts of interest.

Compensation Best Practices. The committee strives to align executive compensation with stockholder interests and incorporate strong governance standards into Tidewater’s compensation program, including through the following:

•

Emphasis on Performance-Based and At-Risk Compensation. By design, a meaningful portion of named executives’ pay is delivered in the form of performance-driven and at-risk incentive compensation, which closely aligns a significant portion of executive pay with successful attainment of Tidewater’s business objectives and, ultimately, stockholder returns.

•

Legacy Change in Control Agreements (and All Remaining Rights to Excise Tax Gross-Ups) Expired on December 31, 2017. As previously disclosed, all of Tidewater’s legacy executive change of control agreements, some of which contained excise tax gross-up provisions, expired on December 31, 2017.

•

New Agreements, effective January 1, 2018, Align with Current Market Practice. As described in greater detail under “Change of Control Agreements,” Tidewater’s new executive change of control agreements are in better alignment with current market practice (including reduced severance multiples, caps on certain benefits, and a “best-net” provision in the event the total payments to the executive trigger an excise tax).

•

Limited Executive Perquisites. Tidewater offers its executives very few perquisites that are not generally available to all employees – reimbursement of certain club memberships, tax and financial planning costs, an annual executive physical and, until his retirement in October 2017, the cost of maintaining a corporate apartment for Mr. Platt in Houston, given that Tidewater required him to divide his time between its Houston and New Orleans offices.

•	No Income Tax Gross-Ups. Tidewater does not pay tax gross-ups on any perquisites.

•

No Changes to Retirement Program or Benefits During the 2017 Transition Period. In 2010, Tidewater froze additional benefit accruals under the qualified defined benefit pension plan (the Pension Plan), and closed the SERP to new participants. All named executives now receive retirement benefits under the defined contribution retirement plan (the 401(k) Savings Plan), which has been in place since the Pension Plan was closed to new participants. There were no changes to any of Tidewater’s retirement programs or benefits during the 2017 transition period.

•

SERP Suspended Effective January 1, 2018. In support of Tidewater’s cost-containment efforts, the current board approved suspending any additional accruals under the SERP, which has been closed to new participants since 2010.

•

Company Matching Contributions Suspended Effective January 1, 2018. In addition to suspending the SERP, the current board approved suspending any matching contributions to the 401(k) Savings Plan and the Supplemental Savings Plan.

•

Robust Stock Ownership Guidelines Applicable to Directors and Officers. Directors and officers are required to acquire and hold significant positions in company stock within five years of appointment or election – five times annual retainer or base salary for directors and the chief executive officer and three times base salary for Tidewater’s other named executives. As a result of the recapitalization (including a cancellation of certain unvested equity and equity-based awards) that occurred by virtue of the Restructuring, the “clock” has reset for the executives, who, like members of the current board, have a period of five years from the Emergence Date to come into compliance with these guidelines.

•	Clawback Policy. Given that a substantial portion of each named executive’s compensation is incentive-based, the compensation committee has adopted a compensation recovery, or “clawback,”

policy applicable to cash and equity incentive compensation, which permits Tidewater to recoup such payments in certain situations if the financial statements covering the reporting period to which such compensation relates must be restated.

Compensation Program and Payments During the 2017 Transition Period

As noted previously, the three core components of Tidewater’s executive compensation program are base salary, a short-term cash incentive, and long-term incentive awards. In addition to these components, the predecessor committee adopted a special retention bonus program in December 2016 in order to motivate and retain key personnel as Tidewater worked towards an agreement with its lenders, noteholders, and sale leaseback parties on the terms of the restructuring. Given the changes in executive leadership in October 2017, the current committee made certain compensation decisions that were memorialized in a separation agreement with Tidewater’s outgoing chief executive officer, Mr. Platt, as well as in an employment agreement with its interim president and chief executive officer, Mr. Rigdon. This section discusses each of these compensation elements and arrangements as well as the change of control protections, retirement benefits, and limited perquisites provided to Tidewater’s named executives during the 2017 transition period.

Base Salary. In prior years, the committee’s practice has been to review and determine salary levels for named executives prior to the beginning of each fiscal year. These annual base salary determinations are based on a variety of factors, including individual performance, market salary levels, Tidewater’s overall financial condition, and industry conditions.

At the beginning of the 2017 transition period, executive salaries were unchanged from April 2014 levels, consistent with a general company-wide salary freeze. The named executives who were serving as Tidewater executives at that time earned the following annual base salaries: Mr. Platt, $650,000; Mr. Fanning, $395,000; and Mr. Gorski, $380,500.

Neither the predecessor committee nor the current committee approved any changes in base salaries for Tidewater’s named executives during the 2017 transition period. In connection with his appointment as interim president and chief executive officer, the current committee approved an employment agreement between Tidewater and Mr. Rigdon (described in greater detail below under “Employment Agreement with Mr. Rigdon”). Under the agreement, in order to better align his interests with the longer-term interests of Tidewater, Mr. Rigdon’s base compensation of $600,000 was structured as an annual base salary of $240,000 plus time-based RSUs with a grant date value of $360,000.

•

Fiscal 2018 Action – Minimum 15% Reduction in Executive Base Salaries. In support of Tidewater’s overall cost-cutting efforts, the current committee has approved a decrease in base salary, effective January 1, 2018, for Tidewater executive officers, including each of the current named executives. Specifically, the committee approved a 15% decrease in the annual base salary of each of Messrs. Fanning and Gorski, resulting in a new annual base salary of $335,750 for Mr. Fanning and $323,425 for Mr. Gorski. In addition, Mr. Rigdon and the committee agreed to amend his employment agreement in order to decrease his base salary from $240,000 to $150,000, which represented a 15% decrease in his overall base compensation (base salary plus grant date value of time-based RSUs).

Short-term Incentive Compensation. The committee’s typical practice is to pay short-term cash incentives to the named executives for the purpose of rewarding both company and individual performance during a given year. In recent years, Tidewater’s STI program for executive officers has consisted of four equally-weighted performance metrics (each represents 25% of the overall target award):

•	cash flow from operations (“CFFO”), defined as net cash provided by operating activities as reported in Tidewater’s consolidated statements of cash flows;

•

vessel operating margin percentage (“VOMP”), which is equal to the difference between vessel revenue and vessel operating expenses, divided by vessel revenue, as reported in Tidewater’s consolidated statements of earnings;

•

safety performance component, which depends upon Tidewater’s achievement of a pre-established goal for the period, which is based upon Tidewater’s Total Recordable Incident Rate (“TRIR”) per 200,000 work hours; and

•	a discretionary component, based on the committee’s subjective assessment of the individual executive’s performance during the period.

The two company performance metrics – CFFO and VOMP – are among Tidewater’s most important shorter-term company strategic objectives.

CFFO is a core measure of Tidewater’s performance, and the committee’s focus on CFFO is intended, among other things, to incentivize management to focus on key cash flow initiatives, including timely collection of accounts receivable balances and working down the net working capital balance due to Tidewater that has been generated by Tidewater’s Angolan operations. CFFO is also important for long-term stockholder value creation in that it keeps management focused on the ability to fund growth through operations in an effort to manage debt levels.

VOMP, which captures vessel revenue net of vessel operating costs, is an important measure of the annual productivity of Tidewater’s asset base and is the main driver of Tidewater’s annual consolidated earnings performance. VOMP is important for longer-term stockholder value creation in that it incentivizes operating expense reduction, which is critical during a period of declining revenues. Given Tidewater’s near-term focus on reducing general and administrative expenses, VOMP was not used as a performance measurement for the 2017 transition period.

The committee includes a safety performance component in the STI plan to reinforce Tidewater’s commitment to continue to be an industry leader in safety. Tidewater believes that a safe work environment helps it to attract and retain a more experienced work force and gives it a competitive advantage among its peers, both in retaining existing business and when bidding for new work. In addition, a strong safety record helps Tidewater to minimize its insurance and loss costs and the overall cost of doing business.

The inclusion of a discretionary individual performance component in Tidewater’s typical STI program, equal to 25% of the overall target award, ensures that the committee can take into account the individual performance of Tidewater executives that is not readily evident in, or translatable from, financial results for a given quarter or year.

Each of these components is calculated separately from the other components. For each of Tidewater metrics, the committee sets threshold, target, and maximum performance levels, with any payout scaled within that range of results (with target paying out at 100% of each component). The committee has discretion to reduce, but not increase, any payouts earned on the basis of the three company performance metrics.

The committee’s practice has been to approve the executive STI plan during the first quarter of the fiscal year. In approving the plan, the committee approves Tidewater performance metrics, the specific performance levels for each metric, and the target award for each named executive, which is expressed as a percentage of the executive’s base salary. In March 2016, given the uncertain economic outlook and in support of Tidewater’s cost-cutting efforts, the predecessor committee approved a decrease of 20% in each named executive’s overall STI target opportunity for bonuses earned during fiscal 2017 (April 1, 2016 – March 31, 2017).

At the time that the predecessor committee began to consider an STI program for the next fiscal year, Tidewater was engaged in restructuring negotiations. Given the difficulty of setting financial targets in the context of a corporate restructuring and considering, among other factors, the retention bonus program that had been put in place in December of 2016 (as described below), the predecessor committee decided to defer approval of the 2017 transition period STI program until after the restructuring was complete.

In the fall of 2017, the current committee approved a simplified STI plan for Tidewater executives for the 2017 transition period. Given the Restructuring and the change in its fiscal year, the committee determined that the 2017 transition period STI plan for Tidewater executives, other than Mr. Rigdon, would be limited to the safety component, both as the sole performance metric and in overall percentage bonus opportunity for each participant. Depending on the level of performance, payout would range between 0-150% of target, and, subject to certain exceptions, the executive must be employed with Tidewater on the last day of the 2017 transition period in order to earn a bonus under the plan.

With respect to Mr. Rigdon, who served as interim president and chief executive officer beginning October 16, 2017, his target STI award of $600,000 (pro-rated for partial year service) was included as a term of his employment agreement. The committee decided that Mr. Rigdon would participate in the STI plan approved for members of management who did not receive an emergence grant. Under that STI plan, Mr. Rigdon’s STI award for the 2017 transition period was based on three of the four components typically included in the STI plan (CFFO, safety, and individual performance), with CFFO weighted at 50% of the target award and the other two components weighted at 25% each.

The following table illustrates how the named executives’ target awards have changed over the past three reporting periods, both as a percentage of salary and in target award amounts.

Comparison of Historical STI Plan Targets[1]
	Fiscal 2016		Fiscal 2017		2017 Transition Period (annualized)		Change in 2017 TP Target Award (annualized)[2]
Named Executive	% of Salary (%)	Target Award ($)	% of Salary (%)	Target Award ($)	% of Salary (%)	Target Award ($)	from Fiscal 2016 ($)	from Fiscal 2017 ($)
Larry T. Rigdon[2]	—	—	—	—	100%[3]	600,000	—	—
Jeffrey M. Platt	110%	715,000	88%	572,000	22%	143,000	(572,000)	(429,000)
Quinn P. Fanning	95%	375,250	76%	300,200	19%	75,050	(300,200)	(225,150)
Jeffrey A. Gorski	95%	361,475	76%	289,180	19%	72,295	(289,180)	(216,885)

[1]

For comparison purposes, these figures for the nine-month 2017 transition period have been annualized. The next table details both the annualized and nine-month target awards for each named executive for the 2017 transition period.

[2]

As noted previously, Mr. Platt retired from all positions with Tidewater effective October 15, 2017 and Mr. Rigdon, a sitting director, was appointed to succeed him as president and chief executive officer on an interim basis beginning October 16, 2017. Mr. Rigdon served in these roles for approximately five months (until March 5, 2018, the effective date of Mr. Rynd’s appointment as president and CEO).

[3]	Mr. Rigdon’s target STI award was equal to 100% of his overall base compensation (base salary of $240,000 plus time-based RSUs with a grant date value of $360,000).

The table below details the target STI award opportunities for each named executive for the 2017 transition period:

Breakdown of 2017 Transition Period Target STI Award Opportunity[1]
	2017 Transition Period Target STI Award			Target Dollar Value of Each STI Component[2]
Named Executive	% of Salary (%)	Target Award (annualized)[5] ($)	Target Award (adjusted for service period)[6] ($)	CFFO ($)	Safety ($)	Individual Performance ($)
Larry T. Rigdon	100%[3]	600,000	125,000	62,500	31,250	31,250
Jeffrey M. Platt	22%	143,000	77,458	—	77,458	—
Quinn P. Fanning	19%	75,050	56,288	—	56,288	—
Jeffrey A. Gorski	19%	72,295	54,221	—	54,221	—

[1]

This table details both the annualized STI target awards for each named executive (included in the previous chart) as well as the target award as adjusted for the portion of the 2017 transition period in which the named executive provided services to Tidewater. During the 2017 transition period, Mr. Rigdon served two-and-a-half months as an executive (from October 16—December 31, 207) while Mr. Platt served as an executive for six-and-a-half months (from April 1—October 15, 2017). For Messrs. Fanning and Gorski, who served as executive officers during the entire 2017 transition period, the adjusted target award is based on a full nine-month period of service.

[2]	As noted above, the 2017 transition period STI target award for each of Messrs. Platt, Fanning and Gorski was limited to the safety component.
[3]	As noted above, Mr. Rigdon’s target award was 100% of his base compensation (base salary plus grant date value of time-based RSUs).

Consistent with practice in prior years, the committee decided to set the safety target for the 2017 transition period at 0.18 TRIR. TRIR is calculated by multiplying the number of recordable injuries by 200,000 and dividing that product by the total number of hours worked. A lower TRIR means fewer injuries. Under the safety matrix approved by the committee, at a TRIR of 0.22 or greater, there would be no payout. At a threshold TRIR of 0.21, 25% of the safety target would be earned. At TRIR of 0.10 or less, the executive would earn a maximum of 150% of the safety target (a decrease from the fiscal 2017 safety target payout cap of 200%). For results falling between two performance levels (threshold and target or target and maximum), results would be pro-rated. Actual TRIR for the 2017 transition period was 0.13, earning a payout of 130% of the safety target for each named executive.

With respect to CFFO, considering the unique nature of the 2017 transition period, the committee determined that the performance period would run from the Emergence Date through the end of the transition period. The committee approved a target for the five-month period of $0 CFFO, which was higher than budgeted CFFO for the same period. A CFFO of less than $(75) million would result in no payout. At a threshold of $(75) million, 25% of the CFFO target would be earned. At CFFO of $200 million or more, the executive would earn a maximum of 150% of the CFFO target (a decrease from the fiscal 2017 financial target cap of 300%). As with the safety metric, results falling between two performance levels (threshold and target or target and maximum) would be prorated. Actual CFFO for the performance period was $(35.546) million, which yielded a 15% payout of the CFFO target for Mr. Rigdon.

In consideration of Mr. Rigdon’s guidance and direction in cost-reduction efforts and a further rationalization of the owned fleet, together with his general leadership during a critical transitional period for Tidewater, the committee approved a 100% target payout of his individual performance at $31,250 for the period in 2017 he served as Tidewater’s president and chief executive officer.

The following chart details the payouts to each of the named executives under the 2017 transition period STI plan.

2017 Transition Period STI Plan Payouts
Named Executive	Target Award (adjusted for service period) ($)	Payout by Component[1]
		CFFO ($)	Safety ($)	Individual ($)	Total Award Earned ($)	As a % of Target Award
Larry T. Rigdon	125,000	9,375	40,625	31,250	81,250	65%
Jeffrey M. Platt[2]	77,458	—	77,458	—		100%
Quinn P. Fanning	56,288	—	73,174	—		130%
Jeffrey A. Gorski	54,221	—	70,488	—		130%

[1]	As noted above, the 2017 transition period STI awards for Messrs. Platt, Fanning and Gorski were limited to the safety component.
[2]

In accordance with the terms of his separation agreement, Mr. Platt received an STI bonus in an amount equal to his target award, prorated for the portion of the 2017 transition period in which he provided services to Tidewater. For more information, see “Separation Agreement with Mr. Platt.”

December 2016 Retention Program. Given the importance of retaining key personnel in order to effectuate a successful restructuring amid the demands of operating the business through a prolonged industry downturn, in December 2016, the predecessor committee, in consultation with its compensation consultant, adopted a special retention program. The retention program was intended to motivate and retain officers and certain key personnel through both the industry down cycle and the restructuring process.

Under this program, which was designed to supplement (rather than replace) Tidewater’s existing compensation arrangements, each named executive was eligible to earn a retention bonus divided into three separate installment payments. Given that a primary purpose of the retention program was to retain essential personnel through a critical one-year period, the incentive agreement included certain restrictive covenants (including agreements not to compete or solicit company clients or employees) that would apply during the one-year retention period (through December 15, 2017) and, in the event that the named executive terminated employment during the year without “good reason,” for one year from the date of termination.

The first installment, equal to 50% of the retention bonus, was paid to each named executive on December 15, 2016, the execution date of the incentive agreement. The second installment, equal to 25% of the retention bonus, was paid on April 14, 2017 (120 days after the incentive agreement’s effective date), although it would have been paid on execution of the RSA, if that event had occurred prior to April 14. The third installment (the final 25%) was paid on the Emergence Date.

Long-term Incentive Compensation. The committee’s historic practice has been to grant long-term incentive compensation in the form of annual equity or equity-based grants to Tidewater’s named executives, generally using a multiple of each executive’s base salary to determine the overall grant size. However, during the restructuring negotiations, the predecessor committee decided to defer consideration of any long-term incentive grants until the resolution of that process.

Prior to the Restructuring, the last time the predecessor committee had approved long-term incentive grants to Tidewater executives was in March 2016. As a result of the Restructuring, all unvested equity and equity-based awards and all unexercised options held by Tidewater executives were cancelled for no value. Although many Tidewater executives had significant stock ownership prior to the Restructuring, the predecessor board and predecessor committee recognized that it would be critical to have a new long-term incentive program in place in order to attract, incentivize, and retain the management team necessary to execute its post-Restructuring business strategy.

Adoption of a New Equity Plan. Among other things, the Restructuring Plan fulfilled the terms and conditions of the RSA between Tidewater, certain of its subsidiaries, and a very high percentage of Tidewater’s pre-bankruptcy lenders and noteholders. In connection with those negotiations and considering the recapitalization that would result from the Restructuring, the parties agreed to include a new management incentive plan (the Tidewater Inc. 2017 Stock Incentive Plan or “2017 Plan”), as an exhibit to the RSA. The 2017 Plan became effective on July 31, 2017 pursuant to the terms of the Restructuring Plan and without need for further action by the board or any approval by Tidewater stockholders. Based on the number of shares of common stock that were issued or issuable on the Emergence Date, a maximum of 3,048,877 shares were reserved for issuance under the 2017 Plan (representing 8% of the pro forma fully-diluted common equity in the reorganized company).

Emergence Grants. The RSA parties also agreed that a certain percentage of the shares reserved for issuance under the 2017 Plan would be granted as time-based restricted stock units (“RSUs”) within 30 days of the Emergence Date in accordance with a pre-determined allocation schedule and agreed-upon form of award agreement (the “emergence grants”), with the remainder of the shares available for future grants in the discretion of the current committee.

Given that the Restructuring could qualify as a “change of control” under certain pre-restructuring compensation plans or programs (including the legacy change of control agreements discussed below), as a condition to the execution of the RSA, each officer of Tidewater (including Messrs. Platt, Fanning, and Gorski) entered into a change of control waiver letter (a “waiver letter”), in which he agreed to a conditional waiver of certain change of control protections or compensation arrangements in exchange for the consideration summarized below under “Change of Control Agreements.” For each of Messrs. Fanning and Gorski, that consideration included his emergence grant. Mr. Platt elected to forgo an emergence grant but his waiver letter would have been ineffective if, among other things, the committee failed to make an emergence grant to any officer with the title of vice president or higher as provided in the allocation schedule (thus excluding any officer, such as himself, who elected to forgo such an award).

Considering all the factors above, on August 18, 2017, the current committee formally approved the emergence grants in accordance with the allocation schedule, including 194,366 time-based RSUs granted to each of Messrs. Fanning and Gorski. With the committee’s approval of the emergence grants within the prescribed deadline, all conditions to each waiver were fulfilled and each waiver letter thereby came into full force and effect, including those entered into by the named executives.

The emergence grants will vest in equal installments on each of the first three anniversaries of the date of grant, subject to the recipient’s continued employment. However, each emergence grant will vest in full upon an involuntary termination of employment without “cause” or a voluntary resignation with “good reason” (each as defined in the 2017 Plan). The emergence grants are also subject to certain restrictive covenants, including a customary covenant not to disclose confidential company information, a one-year post-employment covenant not to compete, and a two-year post-employment covenant not to solicit employees away from Tidewater.

RSU Grants to Mr. Rigdon. As noted previously, Mr. Rigdon was appointed as an independent director on the Emergence Date and initially participated in Tidewater’s compensation program for non-employee directors. Under that program, each of Tidewater’s independent directors, including Mr. Rigdon, received a grant of 5,870 time-based RSUs on September 12, 2017 (with a grant date value of approximately $168,750). This grant will vest on July 31, 2018, the first anniversary of his appointment to the board, with earlier vesting in certain circumstances as described under “Director Compensation – Compensation Paid to Non-Employee Members of Current Board.”

Upon his October 16, 2017 appointment as Tidewater’s interim president and chief executive officer, as part of his base compensation under his employment agreement, Mr. Rigdon received an additional grant of time-based RSUs (13,403 RSUs with a grant date value of approximately $360,000). These RSUs will vest one-fourth per quarter on each of January, April, July, and October 16 of 2018, subject to his continued employment with Tidewater on the applicable vesting date. However, vesting of these awards will accelerate upon the occurrence of certain changes in control of Tidewater or if his employment is terminated by Tidewater without “cause” (defined in the agreement to include the appointment of a long term successor to the president and chief executive officer roles). Therefore, the vesting of this RSU grant accelerated on March 5, 2018 when Tidewater appointed Mr. Rynd to succeed him as president and chief executive officer, although his director RSU grant remained outstanding in accordance with its original terms. For more information on Tidewater’s arrangements with Mr. Rigdon, see the section entitled “Employment Agreement with Mr. Rigdon.”

Change of Control Agreements. Tidewater has entered into change of control agreements with certain officers, including each of the named executives other than Mr. Rigdon (given his interim status). Tidewater continues to offer its executives change of control benefits for several reasons. Change of control protections for the named executives and other key personnel are an important part of good corporate governance, as they alleviate individual concerns about the possible involuntary loss of employment and ensure that the interests of Tidewater’s named executives will be materially consistent with the interests of its stockholders when considering corporate transactions. In addition, these change of control protections preserve morale and productivity and encourage retention in the face of the potential disruptive impact of an actual or potential change of control of Tidewater.

However, in July 2016, the predecessor committee made a decision to renegotiate all existing change in control agreements with Tidewater officers and therefore gave a notice of non-renewal to each officer. As a result, each of these agreements was scheduled to expire automatically on December 31, 2017 unless a “change of control” occurred on or prior to that date. A few of these legacy agreements (including Mr. Fanning’s agreement) included the right to receive an excise tax gross-up if such a tax was triggered in connection with the officer’s termination following a change of control. In early 2017, given the status of the restructuring negotiations, the predecessor committee decided to defer consideration of any new change of control agreements to the new board, although the legacy agreements continued in effect through December 31, 2017.

As noted above under “Long-term Incentive Compensation,” the Restructuring could have been deemed to be a “change of control” under certain pre-restructuring compensation plans or programs (including the legacy change of control agreements) and each Tidewater officer agreed to execute the waiver letter in which he conditionally waived certain change of control protections or compensation arrangements in exchange for stated consideration. Specifically, the waiver letter for each of Messrs. Platt, Gorski, and Fanning provided that (1) the completion of the Restructuring transaction would not be a “change of control” under (a) his legacy change in control agreement or (b) his outstanding long-term incentive award agreements and (2) certain unvested LTI awards would be forfeited, without any payment to the named executive, immediately prior to the Emergence Date. For each of Messrs. Fanning and Gorski, that consideration also included receipt of his emergence grant. Mr. Platt elected to forgo an emergence grant but his waiver letter would have been ineffective if, among other things, the committee failed to make an emergence grant to any officer with the title of vice president or higher as provided in the allocation schedule (thus excluding any officer, such as himself, who elected to forgo such an award). Once the emergence grants were formally approved by the committee on August 18, 2017, these change in control waivers were in full force and effect.

•

Fiscal 2018 Actions —New Change of Control Agreements and Elimination of Legacy Tax Gross-up Obligations. As previously announced, the current committee approved a new form of change of control agreement that was entered into with certain company officers effective January 1, 2018. Messrs. Fanning and Gorski were the only named executive officers who entered into the agreement at that time, given Mr. Platt’s departure from Tidewater during 2017 and Mr. Rigdon’s status as interim president and chief executive officer.

•

The agreement has an initial term of one year (January 1—December 31, 2018) but is subject to one-year “evergreen” renewal periods unless Tidewater provides written notice to the officer by June 30 of a given year that it does not wish to extend the agreement past its then-current term.

•

The agreement provides the officer with certain employment protections for a two-year period following a change in control of Tidewater. In addition, if the officer is terminated without “cause” or terminates his own employment with “good reason” during that two-year protected period (as defined in the agreement), he will be entitled to receive certain payments and benefits. Specifically, among other benefits, the officer would be entitled to receive: (1) a cash severance payment equal to a specific multiple (two times for the chief executive officer, one-and-a-half times for any executive vice president, and one time for all other officers) of the sum of (a) his base salary in effect at the time of termination and (b) his target bonus; (2) a pro-rata cash bonus for the fiscal year in which the termination occurs; (3) a cash payment equal to any accrued but unpaid bonus for a completed fiscal year; and (4) reimbursement for the cost of insurance and welfare benefits for a specified number of months (24 months for the chief executive officer, 18 months for any executive vice president, and 12 months for all other officers) following termination of employment.

•

Under the agreement, the officer would not be entitled to any tax gross-ups for excise taxes that may be triggered under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended. However, the officer would be entitled to receive the “best net” treatment, which means that if the total of all change of control payments due him exceeds the threshold that would trigger the imposition of excise taxes, the officer will either (1) receive all payments and benefits due him and be responsible for paying all such taxes or (2) have his payments and benefits reduced such that imposition of the excise taxes is no longer triggered, depending on which method provides him the better after-tax result.

Retirement Benefits. The named executives participate in employee benefit plans generally available to all Tidewater employees. These broad-based plans include a Pension Plan (now frozen and closed to new participants) and a qualified defined contribution retirement plan (the 401(k) Savings Plan). Tidewater has frozen the benefits under the Pension Plan for all participants effective December 31, 2010, and there will be no future benefit accruals under that plan. Since January 1, 2011, qualified retirement benefits have been provided through Tidewater’s 401(k) Savings Plan.

In addition to these broad-based programs, Tidewater provides its executives with a non-qualified deferred compensation plan, the Supplemental Savings Plan, which acts as a supplement to the 401(k) Savings Plan, and a SERP that operates as a supplement to the Pension and 401(k) Savings Plans. Both the Supplemental Savings Plan and the SERP are designed to provide retirement benefits to Tidewater officers that they are precluded from receiving under the underlying qualified plans due to the compensation and benefit limits in the Internal Revenue Code. The SERP has been closed to new participants since March 1, 2010, although individuals who were participants as of that date continued to accrue benefits under it. Currently, all of the named executives are SERP participants except for Messrs. Gorski and Rynd, each of whom joined Tidewater after the SERP was closed to new participants. Mr. Rigdon, who retired from Tidewater in 2002, is currently receiving payouts under the SERP based on his prior service and did not accrue any additional benefits for his service as interim president and chief executive officer.

•	Fiscal 2018 Actions—SERP Suspension. In support of Tidewater’s cost-containment efforts, the board has suspended any additional accruals under the SERP, effective January 1, 2018.

•

Fiscal 2018 Actions—Contributions Suspended For 401(k) Savings Plan and Supplemental Savings Plan. In addition, Tidewater has suspended any matching contributions to the 401(k) Savings Plan and the Supplemental Savings Plan, effective January 1, 2018.

Other Benefits. Tidewater also provides certain limited perquisites to its named executives. For the 2017 transition period, these perquisites consisted primarily of tax and financial planning services, an executive physical, club dues for one country club membership for each named executive, lunch club memberships, and, until his retirement in October 2017, a corporate apartment in Houston for Mr. Platt, who was required to divide his time between Tidewater’s Houston and New Orleans offices. Tidewater does not provide tax gross-ups on any perquisites.

Separation Agreement with Mr. Platt. As noted previously, Mr. Platt retired from his position as president, chief executive officer, and a director of Tidewater effective October 15, 2017. In connection with his retirement, Mr. Platt and Tidewater entered into a separation agreement. Under this agreement, in addition to any other accrued but unpaid compensation and benefits, Mr. Platt received the following:

•

in consideration of his efforts in navigating Tidewater through a successful restructuring, a cash separation payment equal to $1.22 million (the sum of his most recent annual base salary and target annual bonus), which was paid to him in a lump sum following the effectiveness of the agreement;

•

a prorated annual bonus in the amount of $77,458 for the period beginning April 1, 2017 and ending October 15, 2017, which was paid to him in the first quarter of fiscal year 2018, when annual bonuses were paid to other Tidewater executives;

•

payment of his vested accrued SERP benefits and an additional payment of approximately $830,000 representing the difference between his vested SERP payment and the calculation of his SERP payment without applying provisions of the SERP that would have reduced his benefits for an early retirement prior to age 62; and

•	continued participation in Tidewater’s group health plan at the active employee rate, paid by Mr. Platt, until he attains age 62.

The agreement provided for a mutual release of all claims between the parties as well as customary post-employment obligations including mutual nondisparagement, nondisclosure of confidential information, nonsolicitation of employees and business relations, and noncompetition.

Employment Agreement with Mr. Rigdon. On October 16, 2017, the board appointed Mr. Rigdon, a former executive of Tidewater who had joined the board as an independent director in connection with the Restructuring, to serve as president and chief executive officer on an interim basis while it conducted a search for a longer term successor to that role. In connection with this appointment, Tidewater and Mr. Rigdon entered into an employment agreement. Under this agreement, Mr. Rigdon was entitled to the following:

•	base compensation of $600,000, which was divided between:

•	a base salary at an annual rate of $240,000 (decreased by mutual amendment in early 2018 to $150,000, which represents a decrease of 15% in overall base compensation), and

•	a grant of time-based RSUs on October 16, 2017, valued at $360,000 on the date of grant, which vests in four equal quarterly installments;

•	participation in the short-term cash incentive plan, with a target annual bonus opportunity equal to $600,000 (prorated for partial years); and

•	participation in all benefit plans and programs available to other Tidewater executives.

In the event that, prior to October 15, 2018, Tidewater terminated his employment without “cause” (defined in the agreement to include the appointment of a long term successor to the president and chief executive officer roles), Mr. Rigdon would be entitled to a lump-sum severance payment equal to the base salary that would have been paid to him through October 15, 2018, but for such earlier termination, and any unvested portion of his equity grant will vest in full.

As described below, following the end of the 2017 transition period, Mr. Rigdon’s interim service as president and chief executive officer ended on March 5, 2018, when Tidewater appointed John T. Rynd as president, chief executive officer, and a director. The appointment of Mr. Rynd triggered Mr. Rigdon’s rights to the termination without cause benefits described above (lump sum severance plus accelerated vesting of the RSUs granted to him under his employment agreement), effective as of March 5, 2018. In addition, Mr. Rigdon received a pro rata bonus under the fiscal 2018 STI plan (based on the number of days he was employed during the year).

Appointment of New President and CEO in Fiscal 2018

As previously announced, Tidewater appointed John T. Rynd as its president, chief executive officer, and a director effective March 5, 2018. Tidewater entered into an employment agreement with Mr. Rynd as well as a side letter that established his initial base salary. The agreement has a three-year term (through March 5, 2021) but is subject to one-year “evergreen” renewal periods unless Tidewater provides written notice to Mr. Rynd at least 60 days prior to the expiration date that it does not wish to extend the agreement past its then-current term.

The agreement provides for an initial base salary of $705,000, which may be increased but not decreased during the term except with Mr. Rynd’s written consent. However, given that the committee had reduced base salaries for certain executive officers by 15% effective January 1, 2018 as part of Tidewater’s cost containment measures, Tidewater entered into a side letter with Mr. Rynd, which provided that from his first day as an executive officer, his base salary would also be reduced by 15% until such time as the salary reduction is lifted for other executives. As a result of the side letter, Mr. Rynd’s starting base salary was $600,000.

The agreement establishes Mr. Rynd’s target award opportunity in the STI program at 100% of base salary, pro-rated for partial year service. In addition, as contemplated by the agreement, he received an initial LTI grant with a grant date target value of $2,750,000. Of this amount, 40% was granted to Mr. Rynd as time-based RSUs and the remaining 60% will be structured as a performance-based award based on metrics to be mutually agreed upon between Mr. Rynd and the committee. In the event of Mr. Rynd’s death or termination due to disability during the term of the agreement, Mr. Rynd would be entitled to receive a pro-rata STI award for the year of termination based on actual performance and all of his outstanding unvested equity awards would accelerate, with performance deemed to have been achieved at target performance levels for any performance-based awards. In the event that Tidewater terminates Mr. Rynd’s employment without “cause” or if he terminates his employment with “good reason” during the term, he would be entitled to one year of his then-current base salary and a target bonus for the year of termination, which would be paid to him in equal installments over a twelve-month period after the date of termination. In addition, Mr. Rynd would receive a pro-rata STI award for the year of termination based on actual performance and the vesting of any unvested portion of his initial LTI grant will accelerate, with performance deemed to have been achieved at target performance levels for the performance-based portion.

The agreement with Mr. Rynd contains certain restrictive covenants that apply to him during and after his employment, including an agreement to not disclose confidential information and, for a two-year period following his termination of employment for any reason, non-competition and non-solicitation agreements. As noted previously, Tidewater has also entered into a change of control agreement with Mr. Rynd, on the same terms as described for the new 2018 agreements under “Change of Control Agreements.” If a “change of control” (as defined in the change of control agreement) occurs, then the change of control agreement will govern the terms of Mr. Rynd’s employment and the employment agreement will be of no further force and effect. In addition to the benefits that he would receive under the change of control agreement, the vesting of any unvested portion of his initial LTI grant will accelerate upon a change of control, with performance deemed to have been achieved at target performance levels for the performance-based portion.

Compensation and Equity Ownership Policies

Clawback Policy. Under the Executive Compensation Recovery Policy, Tidewater may recover cash and equity incentive compensation awarded if the compensation was based on the achievement of financial results that were the subject of a subsequent restatement of Tidewater’s financial statements, in the event that the executive officer engaged in intentional misconduct that caused the need for a restatement and the effect was to increase the amount of his or her incentive compensation.

Stock Ownership Guidelines. Under the stock ownership guidelines, Tidewater officers are required to hold the following amounts of company stock within five years of becoming an officer:

•	5x salary for the chief executive officer;

•	3x salary for the chief operating officer, chief financial officer, and executive vice presidents; and

•	2x salary for all other officers.

If an officer’s ownership requirement increases because of a change in title or if a new officer is added, a five-year period to achieve the incremental requirement begins in January following the year of the title change or addition as an officer. For Tidewater’s executives, the guidelines specify that time-based equity awards count as shares of company stock, but any performance-based awards do not. As a result of the recapitalization (including a cancellation of certain unvested equity and equity-based awards) that occurred by virtue of the Restructuring, Tidewater executives, like members of its current board, have a period of five years from the Emergence Date to come into compliance with these guidelines. Mr. Rynd will have five years from his date of appointment (March 5, 2018) to come into compliance with these guidelines.

Prohibition on Hedging and Pledging Transactions. Each of Tidewater’s named executives is subject to the Policy Statement on Insider Trading, an internal company policy adopted by the board. This policy includes a blanket prohibition on engaging in certain forms of hedging or monetization transactions, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds with respect to Tidewater securities, regardless of whether those securities were received as compensation. This prohibition applies to all Tidewater insiders (including directors and named executives) as well as all other employees. In addition, the policy includes a blanket prohibition on insiders pledging company securities as collateral for a loan or any other purpose.

2017 TRANSITION PERIOD SUMMARY COMPENSATION TABLE

The following table summarizes, for the 2017 transition period and each of the two prior fiscal years, the compensation paid to each of Tidewater’s NEOs in all capacities in which they served.

Name and Principal Position	Fiscal Year[1]	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non- Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Larry T. Rigdon[8] Former Interim President and Chief Executive Officer	TP 2017	50,000	31,250	528,768	—	50,000	—	13,182	673,200

Jeffrey M. Platt[9], 10 Former President and Chief Executive Officer	TP 2017	352,084	575,000	—	—	77,458	2,181,347	1,253,094	4,438,982
	2017	650,000	718,000	—	—	543,400	2,116,652	70,875	4,098,927
	2016	650,000	171,600	969,183	290,807	717,950	1,286,486	73,275	4,159,301

Quinn P. Fanning Executive Vice President and Chief Financial Officer	TP 2017	296,250	300,000	4,693,939	—	73,174	501,466	20,674	5,885,503
	2017	395,000	375,050	—	—	285,190	405,514	43,660	1,504,414
	2016	395,000	91,936	625,287	187,655	376,798	237,325	41,072	1,955,073

Jeffrey A. Gorski Executive Vice President and Chief Operating Officer	TP 2017	285,375	287,500	4,693,939	—	70,488	—	45,934	5,383,235
	2017	380,500	359,795	—	—	274,721	—	70,651	1,085,667
	2016	380,500	85,850	625,287	187,655	362,967	—	61,879	1,704,138

[1]	Data is presented for fiscal years 2016 and 2017 (“2016” and “2017,” respectively) plus the 2017 transition period (“TP 2017”), which was the nine-month period from April 1 to December 31, 2017.
[2]

For the 2017 transition period, the value reported in this column for each of Messrs. Platt, Fanning, and Gorski represents the last two installments of the retention bonus paid to him in the 2017 transition period pursuant to a retention program that was adopted by the predecessor board during fiscal 2017. For more information on the retention program, see “December 2016 Retention Program.” The value reported in this column for Mr. Rigdon represents the amount paid to him for individual performance under the 2017 transition period STI plan for the portion of the period in which he served as an executive officer (October 16—December 31, 2017). For more information on the STI plan, see “Short-term Incentive Compensation.”

[3]

For the 2017 transition period, this figure represents the value of time-based restricted stock units (“RSUs”) granted to the named executives. The RSUs granted to Messrs. Fanning and Gorski during the 2017 transition period were negotiated as part of the RSA. Because of his change in status during the 2017 transition period (see footnote 8), Mr. Rigdon received two time-based RSU grants during the period. The first grant he received was a director grant on September 12, 2017 (5,870 RSUs) and the second grant was made on October 16, 2017 pursuant to the terms of his employment agreement (13,403 RSUs). For more information regarding the RSUs granted during the 2017 transition period, see “Long-term Incentive Compensation.” Tidewater values time-based RSUs based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 at the closing sale price per share of Tidewater common stock on the date of grant. For information regarding the assumptions made in valuing these RSU awards, please see Note 10 to the consolidated financial statements included in Tidewater’s report on Form 10-KT for the transition period ended December 31, 2017. Any stock awards that were granted prior to, but were unvested as of, the Effective Date were cancelled for no value on such date as a result of the Restructuring.

[4]

Reflects the aggregate grant date fair value of the options granted to the named executives in fiscal 2016, computed in accordance with FASB ASC Topic 718 and determined using the Black-Scholes option model. All stock options that were granted prior to, but were unexercised as of, the Effective Date were cancelled for no value on such date as a result of the Restructuring.

[5]

Represents amounts actually paid to the named executives based on company performance for the period under the STI plan. For Mr. Rigdon, this represents a payout based on CFFO and safety, pro-rated for the portion of the transition period in which he was an executive. For Mr. Platt, this represents a pro-rata target safety award as provided in his Separation Agreement. For each of Messrs. Fanning and Gorski, this represents a payout based on safety only. For more information on the STI plan, see “Short-term Incentive Compensation.”

[6]

Reflects the change from the prior fiscal year in the actuarial present value of each named executive’s accumulated benefit under the qualified Pension Plan and the non-qualified Supplemental Executive Retirement Plan (“SERP”). Both of these plans have been closed to new participants and Mr. Gorski does not participate in either plan. In addition, the SERP has been suspended and existing participants will not accrue any additional benefits effective January 1, 2018. See notes 8 and 9 regarding the participation in the Pension Plan and SERP by Messrs. Rigdon and Platt, respectively.
[7]	The following chart provides a breakdown of the amounts included in each named executive’s “All Other Compensation” column for the 2017 transition period:

Name	Contributions to 401(k) Savings Plan and Supplemental Savings Plan ($)	Director Fees[8] ($)	Severance Payment[9] ($)	Perquisites ($)	Total, All Other Compensation ($)
Mr. Rigdon	1,200	11,820	—	162	13,182
Mr. Platt	6,538	—	1,220,000	26,556	1,253,094
Mr. Fanning	10,188	—	—	10,486	20,674
Mr. Gorski	31,248	—	—	14,686	45,934

Mr. Rigdon’s perquisite cost represents the cost of company-paid parking for the portion of the 2017 transition period during which he served as an executive (from October 16—December 31, 2017). See footnote 8 for a description of the other amounts reported for him in this column. For Mr. Platt, his perquisite cost includes financial planning and income tax preparation ($8,381), the cost of company-paid parking through his date of termination ($2,931), and the cost of a corporate apartment in Houston through his date of termination. See footnote 10 for a description of how Tidewater calculates the apartment cost and footnote 9 for a description of the other amounts reported for Mr. Platt in this column. For each of Messrs. Fanning and Gorski, his perquisite cost includes financial planning and income tax preparation ($6,198 for each), the cost of company-paid parking ($975 for each), lunch club memberships ($3,313 for Mr. Fanning and $6,168 for Mr. Gorski), and, for Mr. Gorski, the cost of an executive physical ($1,345). Tidewater does not reimburse any executive for tax liability incurred in connection with any perquisite.

[8]

Mr. Rigdon, a former Tidewater executive who retired from Tidewater in 2002, was appointed as one of six independent directors effective July 31, 2017. Following Mr. Platt’s retirement in October of 2017, Mr. Rigdon agreed to serve as interim president and chief executive officer while the board conducted a search for a permanent replacement. He served in those executive roles for a period of approximately five months until Tidewater appointed John T. Rynd as its president, chief executive officer, and a director (October 16, 2017-March 5, 2018). Mr. Rigdon participated in the non-employee director compensation program during the period beginning with his appointment to the board (July 31, 2017) up until his appointment as an executive officer on October 16, 2017, and received certain cash fees and an RSU grant under that program. However, his participation in that program ended effective with his appointment as an executive officer and his compensation during the 2017 transition period was governed by an employment agreement. For more information, see “Employment Agreement with Mr. Rigdon.” As a former executive, Mr. Rigdon participates in the Pension Plan and SERP and is currently receiving installment payments under those plans based on his prior service. As both plans are now frozen, he did not accrue any additional benefits under either plan for his service as interim president and chief executive officer although he continues to receive installment payments under those plans based on his prior service. He received a total of $94,742 in pension plan and SERP payments during the 2017 transition period, which is not included in the above table.

[9]

Mr. Platt retired from all positions with Tidewater on October 15, 2017 and Tidewater entered into a separation agreement with him. Under that agreement, Mr. Platt was entitled to receive certain payments and benefits, including a $1,220,000 cash severance payment, as described under “Separation Agreement with Mr. Platt.” In addition, Mr. Platt received an additional payment of approximately $830,000 representing the difference between his vested SERP payment and the calculation of his SERP payment without applying provisions of the SERP that would have reduced his benefits for an early retirement prior to age 62, which is included in the calculation of his “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” column for the 2017 transition period.

[10]

While he served as the chief executive officer, Mr. Platt divided his time between Tidewater’s New Orleans and Houston offices, and thus Tidewater covered the cost of maintaining a corporate apartment in Houston for him. Tidewater values this perquisite by subtracting from the actual annual cost of the apartment the estimated amount saved on hotel room expenses for the number of nights Mr. Platt spent in Houston. For the 2017 transition period, the aggregate incremental cost to Tidewater to provide this benefit to Mr. Platt was $15,244.

Salary. Salaries paid to the named executives are set forth in the 2017 Transition Period Summary Compensation Table. For the 2017 transition period, salaries paid to each named executive who was serving as an executive at the end of the fiscal year accounted for the following percentages of their total annual compensation (not including changes in pension value and nonqualified deferred compensation earnings): Mr. Rigdon, 7.4%; Mr. Fanning, 5.5%; and Mr. Gorski, 5.3%. As described in “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Base Salary,” in support of its cost-cutting efforts, the committee has approved a decrease in base salaries for each named executive effective January 1, 2018.

Bonus and Non-equity Incentive Plan Compensation. The amounts reported in the “Bonus” column of the Summary Compensation Table reflect (1) for each of Messrs. Platt, Fanning, and Gorski, the last two installments of the retention bonus paid to him in the 2017 transition period pursuant to a retention program that was adopted by the predecessor board during fiscal 2017 and (2) for Mr. Rigdon, the amount paid to him for individual performance under the 2017 transition period STI plan. The amounts reported in the “Non-equity

Incentive Plan Compensation” column of the Summary Compensation Table reflect amounts actually paid to the named executives based on company performance for the period under the STI plan. For more information, see “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—December 2016 Retention Program” and “Short-term Incentive Compensation.”

Long-Term Incentive Compensation. Given the inherent difficulty in setting long-term performance metrics in the midst of a restructuring, all long-term incentives granted during the 2017 transition period were in the form of time-based RSUs. For information regarding these awards, see “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Long-term Incentive Compensation.”

Employment Agreements. Only one of the named executives, Mr. Rigdon (a sitting director who served as Tidewater’s president and chief executive officer on an interim basis for a five-month period beginning in October 2017), was party to an employment agreement during the 2017 transition period, details of which may be found under “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Employment Agreement with Mr. Rigdon.” Tidewater has entered into a change of control agreement with each of Messrs. Fanning and Gorski, which provides certain employment protections during a two-year period following the occurrence of certain changes of control of Tidewater. Tidewater’s legacy change of control agreements expired on December 31, 2017 and it entered into new agreements with each officer, effective January 1, 2018, which, among other things, eliminate any legacy rights to excise tax gross-ups and better align with current market practice. For more information, see “Overview of Executive Compensation—Compensation Program and Payments in the 2017 Transition Period—Change of Control Agreements.”

In addition, after the end of the 2017 transition period, Tidewater announced the appointment of John T. Rynd as its new president, chief executive officer, and a director effective March 5, 2018. In connection with his appointment, Tidewater entered into certain compensation arrangements with Mr. Rynd, details of which may be found under “Overview of Executive Compensation—Appointment of New President and CEO in Fiscal 2018.”

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2017

The following table details the outstanding equity awards held by the Tidewater named executives as of December 31, 2017.

Name	Number of Shares or Units[1] (#)		Market Value[2] ($)
Larry T. Rigdon	19,273	[3]	470,261
Jeffrey M. Platt	—		—
Quinn P. Fanning	194,366	[4]	4,742,530
Jeffrey A. Gorski	194,366	[5]	4,742,530

[1]	Represents unvested time-based RSUs held by the named executives. Once vested, each RSU entitles its holder to receive one share of Tidewater common stock.
[2]

The market value of all reported stock awards is based on the closing price of Tidewater common stock on the last trading day of the 2017 transition period, December 29, 2017, as reported on the NYSE ($24.40).

[3]

Mr. Rigdon received two grants during the 2017 transition period (one in September 2017 in consideration of his service as director and one in October 2017 in consideration of his service as interim president and chief executive officer). The employment grant (13,403 RSUs) was scheduled to vest in equal quarterly installments over a one-year period beginning January 16, 2018. One-quarter of these RSUs (3,351) vested on January 16, 2018. Upon the appointment of Mr. Rynd to serve as president and chief executive officer effective March 5, 2018, the vesting of the remainder of Mr. Rigdon’s employment grant was accelerated (10,052 RSUs). Mr. Rigdon’s director grant (5,870 RSUs), like the equity grants made to other non-employee directors, is scheduled to vest on July 31, 2018.

[4]	These RSU grants were negotiated as part of the Restructuring and vest one-third per year on August 18 of each of 2018, 2019, and 2020.
[5]	These RSU grants were negotiated as part of the Restructuring and vest one-third per year on August 18 of each of 2018, 2019, and 2020.

DIRECTOR COMPENSATION

2017 TRANSITION PERIOD DIRECTOR COMPENSATION TABLE

This table reflects all compensation paid to or accrued by each person who served as an independent director of Tidewater during the 2017 transition period (April 1 – December 31, 2017). Therefore, this table does not include information for Mr. Rynd, who was appointed as Tidewater’s president, chief executive officer, and director on March 5, 2018, or for either of Messrs. Platt and Rigdon, each of whom served as an executive officer as well as a director during the 2017 transition period. Information regarding compensation paid to each of Messrs. Platt and Rigdon is disclosed in the 2017 Transition Period Summary Compensation Table in the section titled “Executive Compensation.” A description of the elements of the Tidewater director compensation program follows this table.

Name of Director	Fees Earned or Paid in Cash ($)	Equity Awards[1] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[2] ($)	All Other Compensation[3] ($)	Total ($)
Current Directors
Thomas R. Bates, Jr.	44,463	168,763	—	—	213,226
Alan J. Carr	25,632	168,763	—	—	194,395
Randee E. Day	23,539	168,763	—	—	192,302
Dick Fagerstal	29,816	168,763	—	—	198,579
Steven L. Newman	29,816	168,763	—	—	198,579
Former Directors
M. Jay Allison	54,083	—	—	—	54,083
James C. Day	54,083	—	—	—	54,083
Richard T. du Moulin	60,583	—	14,248	—	74,831
Morris E. Foster	55,583	—	—	—	55,583
J. Wayne Leonard	54,083	—	27,115	—	81,198
Richard D. Paterson	59,083	—	—	—	59,083
Richard A. Pattarozzi	69,250	—	8,174	—	77,424
Robert L. Potter	55,583	—	—	—	55,583
Cindy B. Taylor	57,417	—	—	—	57,417
Jack E. Thompson	58,917	—	6,237	5,000	70,154

[1]

The amount in this column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the time-based restricted stock units granted to each of Tidewater’s current non-employee directors for service through the first anniversary of his or her appointment (5,870 RSUs granted to each on September 12, 2017, which will vest on July 31, 2018). At the end of the 2017 transition period, these were the only equity awards held by the current non-employee directors (Messrs. Bates, Carr, Fagerstal, and Newman and Ms. Day). Only the current directors received equity awards during the 2017 transition period. None of Tidewater’s former directors held any equity awards as of December 31, 2017, as each began to receive payout of deferred stock units granted in prior years effective upon his or her July 31, 2017 departure from the board (see below under “Compensation Paid to Non-Employee Members of the Predecessor Board” for more information).

[2]

Amounts in this column reflect the change from the prior fiscal year in pension value for the four former directors who were participants in the legacy Director Retirement Plan (which was frozen and closed to new participants over a decade ago). As noted below under “Compensation Paid to Non-Employee Members of Predecessor Board,” each of these participants began receiving payouts under this program effective with his July 31, 2017 departure from the board.

[3]	This amount represents payments made during the 2017 transition period under the gift matching program, which, as noted below under “Other Benefits,” was suspended for fiscal 2018.

Tidewater currently uses a combination of cash and equity-based compensation to provide competitive compensation for its non-management directors and to enable them to meet their stock ownership guidelines. The form and amount of director compensation is periodically reviewed and assessed by the nominating and corporate governance committee, which is responsible for overseeing the program and would refer any recommended changes to the full board for action. Meridian Compensation Partners, LLC (“Meridian”), which serves as the independent consultant to the compensation committee, also assists the nominating and corporate governance committee and the board in its review of director compensation to help ensure that Tidewater’s director pay levels and program components are in line with competitive market practice.

Compensation Paid to Non-Employee Members of Current Board (effective July 31, 2017). As noted previously, each of Tidewater’s current directors was appointed to serve on the board on July 31, 2017 by operation of the Restructuring Plan. The following chart details the director compensation program effective as of the Emergence Date (payment of all cash amounts was pro-rated for partial year service):

Fee Type	Amount
Annual cash retainer	$56,250 ➢ reduced by 15% effective January 1, 2018

Annual equity-based retainer	$168,750 grant date value, delivered in the form of time-based restricted stock units, which vest at the end of the one-year service period

Additional annual cash retainer for the chair of the board	$50,000

Additional annual cash retainer for the chair of each of the audit and compensation committees	$15,000

Additional annual cash retainer for the chair of the nominating and corporate governance committee	$5,000

The time-based RSUs granted to each of the current directors during transition period 2017 will vest on July 31, 2018, the one-year anniversary of his or her appointment to the board, provided the director remains a member of the board on the vesting date. However, vesting of the award will accelerate if, prior to the vesting date, the director dies, terminates service due to disability, or is willing and able to continue to serve as a director but is either not renominated or not reelected to serve another term.

Compensation Paid to Non-Employee Members of Predecessor Board (through July 31, 2017). For their service during the four months of the 2017 transition period prior to the Emergence Date (April 1, 2017-July 31, 2017), the former directors were entitled to receive the following: (1) an annual cash retainer of $148,750; (2) additional annual cash retainers as follows: $125,000 for the chair of the board, $15,000 for the chairs of the audit and compensation committees, and $10,000 for the chairs of each other committee; and (3) committee meeting fees of $1,500 per meeting. Payment of all cash retainers was pro-rated for partial year service.

As noted above, none of the former directors received any equity compensation awards during the 2017 transition period. However, each held deferred stock units and a deferred cash award that had been granted to him or her in prior years, payout of which was triggered by the director’s departure from the board on the Emergence Date. As of the Emergence Date, the aggregate cash value of these deferred amounts for each director, which will be paid out in accordance with his or her elections, was as follows: Mr. Allison, $137,667; Mr. Day, $135,730; each of Messrs. du Moulin, Leonard, and Pattarozzi, $138,611; Mr. Foster, $128,598; Mr. Paterson, $116,913; Mr. Potter, $121,398; Ms. Taylor, $110,871; and Mr. Thompson, $114,590.

In addition, four of these former directors were participants in the legacy Director Retirement Plan (which has been frozen and closed to new participants since March 31, 2006). Effective with his retirement on July 31, 2017, each of these four directors began receiving benefits under this plan, which will be paid out in accordance with his elections. As of December 31, 2017, the present value of the accumulated benefit for each director was as follows: each of Messrs. du Moulin and Leonard, $62,441; Mr. Pattarozzi, $109,333; and Mr. Thompson, $22,062.

Stock Ownership Guidelines. Tidewater directors are subject to stock ownership guidelines requiring each director to own and hold company common stock worth five times his or her annual cash retainer no later than five years after his or her appointment. Under the guidelines, a director’s annual equity grants count as shares of company common stock. Each of the current directors has until August 1, 2022 to comply with the guidelines.

Other Benefits. Tidewater reimburses all directors for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In addition, directors are generally eligible to participate in Tidewater’s gift matching program on the same terms as employees. Under this program, Tidewater matches a director’s contribution to an educational institution or foundation up to $5,000 per year. However, the gift matching program has been suspended for fiscal 2018.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF GULFMARK

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of GulfMark common stock beneficially owned as of October 9, 2018, by each director, each executive officer named in the 2017 Summary Compensation Table in GulfMark’s Form 10-K, filed April 2, 2018, and all directors and executive officers as a group. Unless otherwise indicated, each person or member of the group listed has sole voting and investment power with respect to the shares of GulfMark common stock listed and none of the shares of GulfMark common stock shown are pledged as security. As of October 9, 2018, there were 7,651,901 shares of GulfMark common stock outstanding.

Name	Common Stock Beneficially Owned	Equity Warrants Beneficially Owned	Units Equivalent to Common Stock Beneficially Owned	Units Equivalent to Equity Warrants Beneficially Owned	Total Common Stock Beneficially Owned	Percent of Class
Eugene Davis	—	—	—	—	—	*
Domenic DiPiero	—	—	—	—	—	*
Scott McCarty	—	—	—	—	—	*
Louis Raspino	—	—	—	—	—	*
Krishna Shivram	—	—	—	—	—	*
Kenneth Traub	—	—	—	—	—	*
Quintin V. Kneen	675	7,296	716	7,741	16,428	*
James M. Mitchell	323	3,488	411	4,447	8,669	*
Samuel R. Rubio	196	2,115	117	1,275	3,703	*
Cindy Muller	20	213	—	—	233	*
All directors and executive officers as a group (10 individuals)	1,194	12,899	1,244	13,463	29,033	*

The table below shows the name, address and stock ownership of each person known by GulfMark to beneficially own more than 5% of GulfMark common stock as of October 9, 2018.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Raging Capital Management, LLC[3] William C. Martin Kenneth H. Traub Ten Princeton Avenue P.O. Box 228 Rocky Hill, NJ 08553	2,349,414	30.7%

Captain Q, LLC[4] 301 Commerce Street, Suite 3200 Fort Worth, TX 76102	1,177,150	15.4%

Canyon Capital Advisors LLC[5] Mitchell R Julis Joshua S. Friedman 2000 Avenue of the Stars, 11th Floor Los Angeles, CA 90067	1,110,220	14.5%

FMR LLC[6] 245 Summer Street Boston, MA 02210	706,394	9.2%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
TIAA-CREF Investment Management, LLC TIAA-CREF High Yield Fund Teachers Advisors, LLC[7] 730 Third Avenue New York, NY 10017-3206	591,434	7.7%

Robert B. Millard[8] 9 East 88th Street New York, NY 10128	425,047	5.6%

Solus Alternative Asset Management LP9 Solus GP LLC Christopher Pucillo 410 Park Avenue, 11th Floor New York, NY 10022	384,485	5.0%

[1]

Unless otherwise indicated, to our knowledge, the persons listed have sole voting and investment power with respect to their shares of GulfMark common stock as of the date indicated in the footnotes below.

[2]	Based on 7,651,901 shares of common stock outstanding on October 9, 2018.
[3]

This information is solely based on a Schedule 13D filed with the SEC on July 17, 2018 by Raging Capital Management, LLC (“Raging”), which reflects ownership by Raging as a parent holding company. In the Schedule 13D filed on July 17, 2018, Raging Capital and William C. Martin each reported shared voting power and shared dispositive power with respect to 2,349,414 shares, including 149,900 shares underlying Equity Warrants; Raging Capital reported sole voting and dispositive power with respect to no shares of Common Stock; William C. Martin reported sole voting and dispositive power with respect to 640 shares, including 586 shares underlying equity warrants; and Kenneth H. Traub reported no sole or shared voting or dispositive power with respect to any shares. Raging has entered into a voting and support agreement with Tidewater, agreeing to vote 1,709,464.21 shares of GulfMark common stock in favor of the GulfMark merger proposal.

[4]

This information is solely based on a Schedule 13D filed with the SEC on July 17, 2018 by Captain Q, LLC, which reflects ownership by Captain Q, LLC, an affiliate of Renegade Swish, LLC. Captain Q, LLC reported sole voting and dispositive power with respect to such 1,177,150 shares. 5 Essex, L.P., an affiliate of Captain Q, LLC, has entered into a voting and support agreement with Tidewater, agreeing to vote 914,882.01 shares of GulfMark common stock in favor of the GulfMark merger proposal.

[5]

The information shown in the table above and disclosed in this footnote was obtained from the Schedule 13G filed with the SEC by Canyon Capital Advisors LLC, or CCA, Mitchell R Julis and Joshua S. Friedman on December 8, 2017, as amended by the Schedule 13G/A (Amendment No. 1) filed by such reporting persons on February 14, 2018, which reported that CCA has sole voting and dispositive power with respect to 1,110,220 shares and Messrs. Julis and Friedman have shared voting and dispositive power with respect to such shares.

[6]

The information shown in the table above and disclosed in this footnote was obtained from the Schedule 13G/A filed with the SEC by FMR LLC and Abigail P. Johnson on February 13, 2018, which reported that FMR LLC has sole voting power with respect to 526,408 shares and sole dispositive power with respect to 706,394 shares, and Abigail P. Johnson has sole voting power with respect to none of such shares and sole dispositive power with respect to 706,394 shares. The Schedule 13G/A further states that members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

[7]

The information shown in the table above and disclosed in this footnote was obtained from the Schedule 13G filed with the SEC by TIAA-CREF Investment Management, LLC, or Investment Management, TIAA-CREF High Yield Fund and Teachers Advisors, LLC, or Advisors, on February 14, 2018, which reported that TIAA-CREF High Yield Fund had shared voting and dispositive power with respect to 514,665 shares, Advisors had sole voting and dispositive power with respect to 591,434 shares and Investment Management did not have sole or shared voting or dispositive power with respect to any shares. Investment Management is the investment adviser to the College Retirement Equities Fund, or CREF, a registered investment company, and may be deemed to be a beneficial owner of zero shares of GulfMark common stock owned by CREF. Advisors is the investment adviser to three registered investment companies, TIAA-CREF Funds, or Funds, TIAA-CREF Life Funds, or Life Funds, and TIAA Separate Account VA-1, or VA-1, as well as one or more separately managed accounts of Advisors (collectively referred to as the Separate Accounts), and may be deemed to be a beneficial owner of 591,434 shares of our Common Stock owned separately by Funds, Life Funds, VA-1 and/or the Separate Accounts. Investment Management and Advisors reported their combined holdings for the purpose of administrative convenience. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other’s securities holdings and each disclaims that it is a member of a “group” with the other. The number of shares of GulfMark common stock beneficially owned includes the shares of GulfMark common stock issuable upon exercise of the GulfMark creditor warrants that were issued to the reporting persons.
[8]

The information shown in the table above and disclosed in this footnote was obtained from the Schedule 13G filed with the SEC by Robert B. Millard on December 7, 2017, which reported that Mr. Millard has sole voting and dispositive power with respect to 425,047 shares.

[9]

The information shown in the table above and disclosed in this footnote was obtained from the Schedule 13G filed with the SEC by Solus Alternative Asset Management LP, a Delaware limited partnership, or Solus, Solus GP LLC, a Delaware limited liability company, or GP, and Christopher Pucillo, on February 14, 2018, which reported that each such reporting person has shared voting and dispositive power with respect to 384,485 shares. Solus serves as the investment manager, or the Investment Manager, to certain investment funds and/or accounts, or the Funds, with respect to the shares of GulfMark common stock held by the Funds; GP serves as the general partner to the Investment Manager with respect to the shares of our Common Stock held by the Funds; and Mr. Pucillo serves as the managing member to the GP with respect to the shares of GulfMark common stock held by the Funds.

LEGAL MATTERS

The validity of the shares of Tidewater common stock to be issued in the business combination will be passed upon by Jones Walker LLP. Certain U.S. federal income tax consequences relating to the business combination will be passed upon for Tidewater by Weil, Gotshal & Manges LLP and for GulfMark by Gibson, Dunn & Crutcher LLP.

EXPERTS

The Tidewater financial statements included in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to fresh-start reporting). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of GulfMark Offshore, Inc. as of December 31, 2017 (Successor) and 2016 (Predecessor), and for the periods of November 15, 2017 to December 31, 2017 (Successor), January 1, 2017 to November 14, 2017 (Predecessor), and for the years ended December 31, 2016 and 2015 (Predecessor) have been incorporated by reference in this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s report on the consolidated financial statements refers to a change in the basis of presentation for GulfMark Offshore, Inc.’s emergence from bankruptcy.

STOCKHOLDER PROPOSALS

Tidewater Stockholder Proposals

In accordance with the Tidewater bylaws, stockholder proposals, including the nomination of a candidate for election to the Tidewater Board, submitted for inclusion in Tidewater’s proxy statement for its 2019 annual meeting of stockholders (“Tidewater’s 2019 Proxy Statement”), must be received in writing by Tidewater’s Secretary no earlier than January 1, 2019 and no later than January 31, 2019, and must comply with the specific procedural requirements set forth in the Tidewater bylaws. Stockholder proposals (including director nominations) submitted outside of the process for inclusion in Tidewater’s 2019 Proxy Statement must be received in writing by Tidewater’s Secretary, no earlier than January 1, 2019 and no later than January 31, 2019, in accordance with the specific procedural requirements set forth in the Tidewater bylaws.

GulfMark Stockholder Proposals

If the business combination is consummated, GulfMark is not expected to hold an annual meeting of stockholders in 2018. However, if the business combination is not completed, GulfMark expects to hold an annual meeting of stockholders in 2019.

In the event of a future annual meeting, GulfMark will make a public disclosure of the meeting date and include the deadline for stockholders who wish to have a proposal included in GulfMark’s proxy materials for such future annual meeting pursuant to Rule 14a-8 under the Exchange Act, which deadline will be a reasonable time before GulfMark begins to print and send proxy materials.

Under GulfMark’s bylaws, proposals of business and nominations for directors other than those pursuant to Rule 14a-8 under the Exchange Act may be made by stockholders entitled to vote at such future annual meeting if notice in writing that contains the information required by the bylaws is timely delivered to the Secretary at GulfMark Offshore, Inc., Attention: Secretary, 842 West Sam Houston Parkway North, Suite 400, Houston, TX 77024. To be timely, a notice with respect to such future annual meeting must be received by the Secretary not later than the close of business on the tenth day following the date on which the notice of the meeting is mailed or public disclosure is made, whichever occurs first.

HOUSEHOLDING OF PROXY MATERIALS

Tidewater Householding

Tidewater delivers only one set of proxy materials to multiple stockholders who share the same address unless Tidewater has received contrary instructions from the impacted stockholders prior to the mailing date. Upon written or oral request, Tidewater will promptly deliver a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of these documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

GulfMark Householding

GulfMark delivers only one set of proxy materials to multiple stockholders who share the same address unless GulfMark has received contrary instructions from the impacted stockholders prior to the mailing date. Upon written or oral request, GulfMark will promptly deliver a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of these documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

WHERE YOU CAN FIND MORE INFORMATION

Both Tidewater and GulfMark file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Tidewater or GulfMark files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the Public Reference Room. In addition, Tidewater and GulfMark file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Tidewater at http://www.tdw.com/ under the “Investor Relations” link and then under the heading “SEC Filings” or from GulfMark by accessing GulfMark’s website at http://www.gulfmark.com/ under the “Investors” link and then under the heading “SEC Filings”.

Tidewater has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows GulfMark to incorporate certain information into this joint proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information in this joint proxy statement/prospectus or by more recent information incorporated by reference into this joint proxy statement/prospectus. The documents that are incorporated by reference contain important information about GulfMark and you should read this joint proxy statement/prospectus together with any other documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by GulfMark (File No. 001-33607):

•	Annual Report on Form 10-K for the year ended December 31, 2017;

•	Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018; and

•

Current Reports on Form 8-K, filed on February 22, 2018, March 20, 2018, March 26, 2018, April 16, 2018, April 20, 2018, May 3, 2018, July 16, 2018, July 17, 2018, July 19, 2018, August 6, 2018 and August 30, 2018.

In addition, (i) GulfMark is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement on Form S-4 and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and (ii) each of Tidewater and GulfMark is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after this joint proxy statement/prospectus is declared effective and prior to the date of the respective special meetings of Tidewater and GulfMark’s stockholders; provided, however, that neither Tidewater nor GulfMark is incorporating by reference any information furnished (but not filed), except as otherwise specified in the documents containing such information.

You may request copies of this joint proxy statement/prospectus and, with respect to GulfMark, any of the documents incorporated by reference herein or certain other information concerning Tidewater or GulfMark, without charge, upon written or oral request to the applicable company’s principal executive officers. The respective addresses and telephone numbers of such principal executive officers are listed below.

For Tidewater Stockholders:	For GulfMark Stockholders:
Tidewater Inc. 6002 Rogerdale Road Suite 600 Houston, Texas 77072 Attention: Investor Relations Telephone: (713)-470-5292	GulfMark Offshore, Inc. 842 West Sam Houston Parkway North Suite 400 Houston, Texas 77024 Attention: Investor Relations Telephone: (713)-369-7300

To obtain timely delivery of these documents before Tidewater’s special meeting of stockholders, Tidewater stockholders must request the information no later than November 7, 2018.

To obtain timely delivery of these documents before GulfMark’s special meeting of stockholders, GulfMark stockholders must request the information no later than November 7, 2018.

Neither Tidewater nor GulfMark has authorized anyone to give any information or make any representation about the business combination or its companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or the related notes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control system was designed to provide reasonable assurance to the company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on our assessment we believe that, as of December 31, 2017, the company’s internal control over financial reporting is effective based on those criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Tidewater Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tidewater Inc. and subsidiaries (the “Company”) as of December 31, 2017 (Successor Company balance sheet) and March 31, 2017 (Predecessor Company balance sheet), the related consolidated statements of earnings (loss), comprehensive loss, equity, and cash flows, for the period from August 1, 2017 through December 31, 2017 (Successor Company operations), the period from April 1, 2017 through July 31, 2017, and for the year ended March 31, 2017 (Predecessor Company operations), and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the Successor Company financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from August 1, 2017 through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Company as of March 31, 2017 and the results of its operations and its cash flows for the period from April 1, 2017 through July 31, 2017, and for the year ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Fresh-Start Reporting

As discussed in Note 2 to the financial statements, on July 17, 2017, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on July 31, 2017. Accordingly, the accompanying financial statements have been prepared in conformity with FASB Accounting Standard Codification 852, Reorganizations, for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 3 to the financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 15, 2018 (August 29, 2018 as to the effects of the segment change discussed in Note 17)

We have served as the Company’s auditor since 2004.

TIDEWATER INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value data)

	Successor	Predecessor
	December 31, 2017	March 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$432,035	706,404
Restricted cash	21,300	—
Trade and other receivables, less allowance for doubtful accounts of $1,800 and $16,165 as of December 31, 2017 and March 31, 2017, respectively	114,184	123,262
Due from affiliate	230,315	262,652
Marine operating supplies	28,220	30,560
Other current assets	19,130	18,409

Total current assets	845,184	1,141,287

Investments in, at equity, and advances to unconsolidated companies	29,216	45,115
Net properties and equipment	837,520	2,864,762
Deferred drydocking and survey costs	3,208	—
Other assets	31,052	139,535

Total assets	$1,746,180	4,190,699

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$38,497	31,599
Accrued expenses	54,806	78,121
Due to affiliate	99,448	132,857
Accrued property and liability losses	2,585	3,583
Current portion of long-term debt	5,103	2,034,124
Other current liabilities	19,693	48,429

Total current liabilities	220,132	2,328,713

Long-term debt	443,057	—
Deferred income taxes	—	46,013
Accrued property and liability losses	2,471	10,209
Other liabilities and deferred credits	58,576	154,705

Commitments and Contingencies (Note (14))

Equity:
Predecessor Common stock of $0.10 par value, 125,000,000 shares authorized, 47,121,304 shares issued and outstanding at March 31, 2017	—	4,712
Predecessor Additional paid-in capital	—	165,221
Successor Common stock of $0.001 par value, 125,000,000 shares authorized, 22,115,916 shares issued and outstanding at December 31, 2017	22	—
Successor Additional paid-in capital	1,059,120	—
Retained (deficit) earnings	(39,266)	1,475,329
Accumulated other comprehensive loss	(147)	(10,344)

Total stockholders’ equity	1,019,729	1,634,918
Noncontrolling interests	2,215	16,141

Total equity	1,021,944	1,651,059

Total liabilities and equity	$1,746,180	4,190,699

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In thousands, except share and per share data)

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Revenues:
Vessel revenues	$171,884	146,597	583,816
Other operating revenues	6,869	4,772	17,795

	178,753	151,369	601,611

Costs and expenses:
Vessel operating costs	120,502	116,438	359,171
Costs of other operating revenues	3,792	2,348	12,729
General and administrative	46,619	41,832	145,879
Vessel operating leases	1,215	6,165	33,766
Depreciation and amortization	20,337	47,447	167,291
Gain on asset dispositions, net	(6,616)	(3,561)	(24,099)
Asset impairments	16,777	184,748	484,727

	202,626	395,417	1,179,464

Operating loss	(23,873)	(244,048)	(577,853)
Other income (expenses):
Foreign exchange loss	(407)	(3,181)	(1,638)
Equity in net earnings of unconsolidated companies	2,130	4,786	5,710
Interest income and other, net	2,771	2,384	5,193
Reorganization items	(4,299)	(1,396,905)	—
Interest and other debt costs, net	(13,009)	(11,179)	(75,026)

	(12,814)	(1,404,095)	(65,761)

Loss before income taxes	(36,687)	(1,648,143)	(643,614)
Income tax (benefit) expense	2,039	(1,234)	6,397

Net loss	$(38,726)	(1,646,909)	(650,011)
Less: Net income attributable to noncontrolling interests	540	—	10,107

Net loss attributable to Tidewater Inc.	$(39,266)	(1,646,909)	(660,118)

Basic loss per common share	$(1.82)	(34.95)	(14.02)

Diluted loss per common share	$(1.82)	(34.95)	(14.02)

Weighted average common shares outstanding	21,539,143	47,121,330	47,071,066
Dilutive effect of stock options and restricted stock	—	—	—

Adjusted weighted average common shares	21,539,143	47,121,330	47,071,066

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net loss	$(38,726)	(1,646,909)	(650,011)
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale securities, net of tax of $0, 0 and $61, respectively	256	163	113
Change in loss on derivative contract, net of tax of $0, $0 and $823, respectively	—	—	1,530
Change in supplemental executive retirement plan pension liability, net of tax of $0, $0 and ($927), respectively	(1,582)	(536)	(1,721)
Change in pension plan minimum liability, net of tax of $0, $0 and $215, respectively	(357)	(594)	399
Change in other benefit plan minimum liability, net of tax of $0, $0 and ($2,046), respectively	1,536	(1,468)	(3,799)

Total comprehensive loss	$(38,873)	(1,649,344)	(653,489)

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive loss	Non controlling interest	Total
Balance at March 31, 2016 (Predecessor)	$4,707	166,604	2,135,075	(6,866)	6,034	2,305,554
Total comprehensive loss	—	—	(660,118)	(3,478)	10,107	(653,489)
Stock option activity	—	1,146	—	—	—	1,146
Amortization/cancellation of restricted stock units	5	(2,529)	372	—	—	(2,152)

Balance at March 31, 2017 (Predecessor)	$4,712	165,221	1,475,329	(10,344)	16,141	1,651,059
Total comprehensive loss	—	—	(1,646,909)	(2,435)	—	(1,649,344)
Stock option expense	—	390	—	—	—	390
Cancellation/forfeiture of restricted stock units	—	1,254	—	—	—	1,254
Amortization of restricted stock units	—	2	—	—	—	2
Cash paid to noncontrolling interests	—	—	—	—	(1,200)	(1,200)

Balance at July 31, 2017 (Predecessor)	$4,712	166,867	(171,580)	(12,779)	14,941	2,161

Cancellation of Predecessor equity	(4,712)	(166,867)	171,580	12,779	(13,266)	(486)

Balance at July 31, 2017 (Predecessor)	$—	—	—	—	1,675	1,675

Issuance of Successor common stock and warrants	$18	1,055,391	—	—	—	1,055,409
Balance at August 1, 2017 (Successor)	$18	1,055,391	—	—	1,675	1,057,084
Total comprehensive loss	—	—	(39,266)	(147)	540	(38,873)
Issuance of common stock	4	(2)	—	—	—	2
Amortization/cancellation of restricted stock units	—	3,731	—	—	—	3,731

Balance at December 31, 2017 (Successor)	$22	1,059,120	(39,266)	(147)	2,215	1,021,944

See accompanying Notes to Consolidated Financial Statements.

TIDEWATER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Operating activities:
Net loss	$(38,726)	(1,646,909)	(650,011)
Adjustments to reconcile net loss to net cash provided by operating activities:
Reorganization items (non-cash)	—	1,368,882	—
Depreciation and amortization	20,131	47,447	167,291
Amortization of deferred drydocking and survey costs	206	—	—
Amortization of debt premiums and discounts	(715)	—	—
Provision for deferred income taxes	—	(5,543)	(2,200)
Gain on asset dispositions, net	(6,616)	(3,561)	(24,099)
Asset impairments	16,777	184,748	484,727
Changes in investments in, at equity, and advances to unconsolidated companies	(4,531)	(4,252)	(7,613)
Compensation expense – stock based	3,731	1,707	3,278
Excess tax (benefit) liability on stock options exercised	—	—	4,927
Changes in operating assets and liabilities, net:
Trade and other receivables	2,312	6,286	104,829
Changes in due to/from affiliate, net	(2,373)	1,301	20,829
Marine operating supplies	1,229	88	2,285
Other current assets	10,305	(1,840)	(12,523)
Accounts payable	(1,259)	8,157	(17,531)
Accrued expenses	(24,896)	17,245	(18,687)
Accrued property and liability losses	(176)	(822)	262
Other current liabilities	(4,026)	(2,337)	(26,658)
Other liabilities and deferred credits	(1,089)	2,884	(2,657)
Other, net	(5,830)	4,932	3,372

Net cash provided by (used in) operating activities	(35,546)	(21,587)	29,821

Cash flows from investing activities:
Proceeds from sales of assets	32,742	2,172	14,797
Additions to properties and equipment	(9,834)	(2,265)	(25,499)
Payments related to novated vessel construction contract	—	5,272	—
Refunds from cancelled vessel construction contracts	—	—	25,565

Net cash provided by investing activities	22,908	5,179	14,863

Cash flows from financing activities:
Principal payments on long-term debt	(1,176)	(5,124)	(10,069)
Cash payments to General Unsecured Creditors	(93,719)	(122,806)	—
Cash received for issuance of common stock	2	—	—
Other	—	(1,200)	(6,649)

Net cash used in financing activities	(94,893)	(129,130)	(16,718)

Net change in cash, cash equivalents and restricted cash	(107,531)	(145,538)	27,966
Cash, cash equivalents and restricted cash at beginning of period	560,866	706,404	678,438

Cash, cash equivalents and restricted cash at end of period	$453,335	560,866	706,404

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$8,223	1,577	70,687
Income taxes	$4,654	4,740	26,916
Supplemental disclosure of noncash investing activities:
Additions to properties and equipment	$—	—	5,047

See accompanying Notes to Consolidated Financial Statements.

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The company provides offshore service vessels and marine support services to the global offshore energy industry through the operation of a diversified fleet of offshore marine service vessels. The company’s revenues, net earnings and cash flows from operations are dependent upon the activity level of the vessel fleet. Like other energy service companies, the level of the company’s business activity is driven by the level of drilling and exploration activity by our customers. Our customers’ activity, in turn, is dependent on crude oil and natural gas prices, which fluctuate depending on respective levels of supply and demand for crude oil and natural gas.

Principles of Consolidation

The consolidated financial statements include the accounts of Tidewater Inc. and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

Change to Fiscal Year End

On September 12, 2017, the Board of Directors approved changing the company’s fiscal year from a fiscal year ending on March 31 to a fiscal year ending on December 31, beginning with the period ending December 31, 2017. These financial statements cover the period from April 1, 2017 to December 31, 2017, which is the period between the close of the company’s immediately prior fiscal year and the opening date of the company’s newly selected fiscal year.

Fresh Start Accounting

Upon emergence from Chapter 11 bankruptcy, the company adopted fresh-start accounting in accordance with provisions of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) No. 852, “Reorganizations” (ASC 852), which resulted in the company becoming a new entity for financial reporting purposes on July 31, 2017 (the “Effective Date”). Upon the adoption of fresh-start accounting, the company’s assets and liabilities were recorded at their fair values as of July 31, 2017. As a result of the adoption of fresh-start accounting, the company’s consolidated financial statements subsequent to July 31, 2017 are not comparable to its consolidated financial statements on and prior to July 31, 2017. Refer to Note (3), “Fresh-start Accounting,” for further details on the impact of fresh-start accounting on the company’s consolidated financial statements.

References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized company subsequent to July 31, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the company through July 31, 2017.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for allowance for doubtful accounts, useful lives of property and equipment, income tax provisions, impairments, commitments and contingencies and certain accrued liabilities. We evaluate our estimates and assumptions on an ongoing basis based on a combination of historical information and various other assumptions that are considered reasonable under the particular circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. These accounting policies involve judgment and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions or if different assumptions had been used and, as such, actual results may differ from these estimates.

Cash Equivalents

The company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

The company considers cash as restricted when there are contractual agreements that govern the use or withdrawal of the funds.

Marine Operating Supplies

Marine operating supplies, which consist primarily of operating parts and supplies for the company’s vessels as well as fuel, are stated at the lower of weighted-average cost or net realizable value.

Properties and Equipment

Depreciation and Amortization

Properties and equipment are stated at their fair market values upon emergence from Chapter 11 bankruptcy in accordance with fresh-start accounting. Upon emergence from Chapter 11 bankruptcy, the Successor Company, to better reflect the current offshore supply vessel market, updated the estimated useful lives for and the assumed salvage values for certain vessels. Depreciation is computed primarily on the straight-line basis beginning with the date construction is completed, with salvage values of 7.5% for marine equipment, using estimated useful lives of 10 - 20 years for marine equipment (from date of construction) and 3 - 10 years for other properties and equipment. Depreciation is provided for all vessels unless a vessel meets the criteria to be classified as held for sale. Estimated remaining useful lives are reviewed when there has been a change in circumstances that indicates the original estimated useful life may no longer be appropriate. Upon retirement or disposal of a fixed asset, the costs and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our consolidated statements of earnings.

Maintenance and Repairs

The majority of the company’s vessels require certification inspections twice in every five year period. Concurrent with emergence from Chapter 11 bankruptcy, the Successor Company adopted a new policy for the recognition of the costs of planned major maintenance activities incurred to ensure compliance with applicable regulations and maintain certifications for vessels with classification societies. These costs include drydocking and survey costs necessary to maintain certifications. These recertification costs are typically incurred while the vessel is in drydock and may be incurred concurrent with other vessel maintenance and improvement activities. Costs related to the recertification of vessels are deferred and amortized over 30 months on a straight-line basis. The company’s previous policy (Predecessor) was to expense vessel recertification costs in the period incurred.

Maintenance costs incurred at the time of the recertification drydocking that are not related to the recertification of the vessel are expensed as incurred.

Costs related to vessel improvements that either extend the vessel’s useful life or increase the vessel’s functionality are capitalized and depreciated. Vessel modifications that are performed for a specific customer contract are capitalized and amortized over the firm contract term. Major modifications to equipment that are being performed not only for a specific customer contract are capitalized and amortized over the remaining life of the equipment.

Net Properties and Equipment

The following are summaries of net properties and equipment:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Properties and equipment:
Vessels and related equipment	$850,268	$3,407,760
Other properties and equipment	5,710	69,670

	855,978	3,477,430
Less accumulated depreciation and amortization	18,458	612,668

Net properties and equipment	$837,520	$2,864,762

	Successor		Predecessor
	December 31, 2017		March 31, 2017
	Number Of Vessels (B)	Carrying Value	Number Of Vessels (B)	Carrying Value
		(In thousands)		(In thousands)
Owned vessels in active service	138	$632,978	143	$1,990,049
Stacked vessels	89	189,710	101	793,606
Marine equipment and other assets under construction		9,501		53,611
Other property and equipment (A)		5,331		27,496

Totals	227	$837,520	244	$2,864,762

(A)	Other property and equipment at March 31, 2017 includes eight remotely operated vehicles, all of which were sold in December 2017.
(B)	Vessel count excludes vessels operated under sale leaseback agreements.

The company considers a vessel to be stacked if the vessel crew is disembarked and limited maintenance is being performed on the vessel. The company reduces operating costs by stacking vessels when management does not foresee opportunities to profitably or strategically operate the vessels in the near future. Vessels are added to this list when market conditions warrant and they are removed from this list when they are returned to active service, sold or otherwise disposed. When economically practical marketing opportunities arise, the stacked vessels can be returned to service by performing any necessary maintenance on the vessel and returning fleet personnel to operate the vessel. Although not currently fulfilling charters, stacked vessels are considered to be in service and are included in the calculation of the company’s utilization statistics. Stacked vessels at December 31, 2017 and March 31, 2017 had an average age of 11.0 and 11.5 years, respectively.

All vessels are classified in the company’s consolidated balance sheets in Properties and Equipment. No vessels are classified as held for sale because no vessel meets the criteria.

Impairment of Long-Lived Assets

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that are expected to remain in active service, we group together for impairment testing purposes vessels with similar operating and marketing characteristics.

The company estimates cash flows based upon historical data adjusted for the company’s best estimate of expected future market performance, which, in turn, is based on industry trends. If an asset group fails the undiscounted cash flow test, the company estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. If an asset group fails the undiscounted cash flow test, management derives the fair value of the asset group by estimating the fair value for each vessel in the group, considering items such as age, vessel class supply and demand, and recent sales of similar vessels among other factors and for vessels with more significant carrying values we may obtain third-party appraisals for use by management in determining a vessel’s fair value. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

The primary estimates and assumptions used in reviewing active vessel groups for impairment and estimating undiscounted cash flows include utilization rates, average day rates, and average daily operating expenses. These estimates are made based on recent actual trends in utilization, day rates and operating costs and reflect management’s best estimate of expected market conditions during the period of future cash flows. These assumptions and estimates have changed considerably as market conditions have changed, and they are reasonably likely to continue to change as market conditions change in the future. Although the company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different results. Management estimates may vary considerably from actual outcomes due to future adverse market conditions or poor operating results that could result in the inability to recover the current carrying value of an asset group, thereby possibly requiring an impairment charge in the future. As the company’s fleet continues to age, management closely monitors the estimates and assumptions used in the impairment analysis in order to properly identify evolving trends and changes in market conditions that could impact the results of the impairment evaluation.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, the company also performs a review of its stacked vessels not expected to return to active service whenever changes in circumstances indicate that the carrying amount of a stacked vessel may not be recoverable. Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. For vessels with more significant carrying values, we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in our determination of fair value estimates. The company records an impairment charge when the carrying value of a stacked vessel not expected to return to active service exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. Refer to Note (19) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for a discussion on asset impairments.

Accrued Property and Liability Losses

The company’s insurance subsidiary establishes case-based reserves for estimates of reported losses on direct business written, estimates received from ceding reinsurers, and reserves based on past experience of unreported losses. Such losses principally relate to the company’s vessel operations and are included as a component of vessel operating costs in the consolidated statements of earnings. The liability for such losses and the related reimbursement receivable from reinsurance companies are classified in the consolidated balance sheets into current and noncurrent amounts based upon estimates of when the liabilities will be settled and when the receivables will be collected.

The following table discloses the total amount of current and long-term liabilities related to accrued property and liability losses not subject to reinsurance recoverability, but considered payable:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Accrued property and liability losses	$5,056	13,792

Pension and Other Postretirement Benefits

The company follows the provisions of ASC 715, Compensation—Retirement Benefits, and uses a December 31 measurement date for determining net periodic benefit costs, benefit obligations and the fair value of plan assets. Net periodic pension costs and accumulated benefit obligations are determined using a number of assumptions including the discount rates used to measure future obligations and expenses, the rate of compensation increases, retirement ages, mortality rates, expected long-term return on plan assets, health care cost trends, and other assumptions, all of which have a significant impact on the amounts reported.

The company’s pension cost consists of service costs, interest costs, expected returns on plan assets, amortization of prior service costs or benefits and actuarial gains and losses. The company considers a number of factors in developing its pension assumptions, including an evaluation of relevant discount rates, expected long-term returns on plan assets, plan asset allocations, expected changes in wages and retirement benefits, analyses of current market conditions and input from actuaries and other consultants.

For the long-term rate of return, assumptions are developed regarding the expected rate of return on plan assets based on historical experience and projected long-term investment returns, which consider the plan’s target asset allocation and long-term asset class return expectations. Assumptions for the discount rate use the equivalent single discount rate based on discounting expected plan benefit cash flows using the Mercer Bond Index Curve. For the projected compensation trend rate, short-term and long-term compensation expectations for participants, including salary increases and performance bonus payments are considered. For the health care cost trend rate for other postretirement benefits, assumptions are established for health care cost trends, applying an initial trend rate that reflects recent historical experience and broader national statistics with an ultimate trend rate that assumes that the portion of gross domestic product devoted to health care eventually becomes constant. Refer to Note (8) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for a complete discussion on compensation—retirement benefits.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred taxes are not provided on undistributed earnings of certain non-U.S. subsidiaries and business ventures because the company considers those earnings to be permanently invested abroad (provisionally as noted above). Refer to Note (6) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for a complete discussion on income taxes.

Revenue Recognition

The company’s primary source of revenue is derived from time charter contracts of its vessels on a rate per day of service basis; therefore, vessel revenues are recognized on a daily basis throughout the contract period. These vessel time charter contracts are generally either on a term basis (ranging from three months to three years) or on a “spot” basis. The base rate of hire for a term contract is generally a fixed rate, provided, however, that term contracts at times include escalation clauses to recover specific additional costs. A spot contract is a short-term agreement to provide offshore marine services to a customer for a specific short-term job. Spot contract terms generally range from one day to three months. Vessel revenues are recognized on a daily basis throughout the contract period. There are no material differences in the cost structure of the company’s contracts based on whether the contracts are spot or term for the operating costs are generally the same without regard to the length of a contract.

Operating Costs

Vessel operating costs are incurred on a daily basis and consist primarily of costs such as crew wages; repair and maintenance; insurance and loss reserves; fuel, lube oil and supplies; and other vessel expenses, which include but are not limited to costs such as brokers’ commissions, training costs, agent fees, port fees, canal transit fees, temporary importation fees, vessel certification fees, and satellite communication fees. Repair and maintenance costs include both routine costs and major repairs carried out during drydockings, which occur during the initial economic useful life of the vessel. Vessel operating costs are recognized as incurred on a daily basis.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of the company’s existing international operations, as transactions in these operations are predominately denominated in U.S. dollars. Foreign currency exchange gains and losses from the revaluation of the company’s foreign currency denominated monetary assets and liabilities are included in the consolidated statements of earnings.

Earnings Per Share

The company follows ASC 260, Earnings Per Share and reports both basic earnings per share and diluted earnings per share. The calculation of basic earnings per share is computed based on the weighted average number of shares of common stock outstanding and shares issuable upon the exercise of Creditor Warrants held by U.S. citizens. Dilutive earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Diluted earnings per share includes the dilutive effect of stock options and restricted stock grants (both time and performance based) awarded as part of the company’s share-based compensation and incentive plans. Per share amounts disclosed in these Notes to Consolidated Financial Statements, unless otherwise indicated, are on a diluted basis. Refer to Note (12) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for additional information.

Concentrations of Credit Risk

The company’s financial instruments that are exposed to concentrations of credit risk consist primarily of trade and other receivables from a variety of domestic, international and national energy companies, including reinsurance companies for recoverable insurance losses. The company manages its exposure to risk by performing ongoing credit evaluations of its customers’ financial condition and may at times require prepayments or other forms of collateral. The company maintains an allowance for doubtful accounts for potential losses based on expected collectability and does not believe it is generally exposed to concentrations of credit risk that are likely to have a material adverse impact on the company’s financial position, results of operations, or cash flows.

Stock-Based Compensation

The company follows ASC 718, Compensation—Stock Compensation, for the expensing of stock options and other share-based payments. This topic requires that stock-based compensation transactions be accounted for using a fair-value-based method. The company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards. Refer to Note (10) for a complete discussion on stock-based compensation.

Comprehensive Income

The company reports total comprehensive income and its components in the financial statements in accordance with ASC 220, Comprehensive Income. Total comprehensive income represents the net change in stockholders’ equity during a period from sources other than transactions with stockholders and, as such, includes net earnings. For the company, accumulated other comprehensive income is comprised of unrealized gains and losses on available-for-sale securities and derivative financial instruments, currency translation adjustment and any minimum pension liability for the company’s U.S. Defined Benefits Pension Plan and Supplemental Executive Retirement Plan. Refer to Note (11) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for a complete discussion on comprehensive income.

Derivative Instruments and Hedging Activities

The company periodically utilizes derivative financial instruments to hedge against foreign currency denominated assets and liabilities and currency commitments. These transactions generally include forward currency contracts or interest rate swaps that are entered into with major financial institutions. Derivative financial instruments are intended to reduce the company’s exposure to foreign currency exchange risk and interest rate risk.

The company records derivative financial instruments in its consolidated balance sheets at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. The company formally documents, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

For derivative instruments designated as foreign currency or interest rate hedges (cash flow hedge), changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed quarterly based on the total change in the derivative’s fair value. Amounts representing hedge ineffectiveness are recorded in earnings. Any change in fair value of derivative financial instruments that are speculative in nature and do not qualify for hedge accounting treatment is also recognized immediately in earnings. Proceeds received upon termination of derivative financial instruments qualifying as fair value hedges are deferred and amortized into income over the remaining life of the hedged item using the effective interest rate method.

Fair Value Measurements

The company follows the provisions of ASC 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value. Fair value is calculated based on assumptions that market participants would use in pricing assets and liabilities and not on assumptions specific to the entity. The statement requires that each asset and liability carried at fair value be classified into one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

Subsequent Events

The company evaluates subsequent events through the time of our filing on the date we issue financial statements.

Accounting Pronouncements

From time to time new accounting pronouncements are issued by the FASB that are adopted by the company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the company’s consolidated financial statements upon adoption.

In March 2017, the FASB issued ASU 2017-7, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Costs, This new guidance amends the requirements related to the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. This new guidance was effective for the company in January 2018. The adoption of this guidance requires a retrospective approach and is not expected to have a material effect on the company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which is intended to reduce the diversity in practice related to the presentation of restricted cash in the statement of cash flows. This new guidance is effective for the company in January 2018. The company has early adopted this standard as of December 2017. The company has applied this guidance on a retrospective basis without material impact on its prior year consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This new guidance is effective for the company in January 2018. The adoption of this guidance requires a modified retrospective approach and is not expected to have a material effect on the company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends ASC 230 to add or clarify guidance on the classification of certain specific types of cash receipts in the statement of cash flows with the intent of reducing diversity in practice. This new guidance is effective for the company in January 2018. The adoption of this guidance requires a retrospective approach and is not expected to have a material effect on the company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of accounting for share-based payment transactions, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. Under this new guidance an entity recognizes all excess tax benefits and deficiencies as income tax expense or benefit in the income statement. The company adopted this new guidance in April 2017. The adoption of this guidance did not have a material effect on the company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which amended guidance for lease arrangements in order to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The revised guidance requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements. Additionally, the company’s vessel contracts may contain a lease component and if so the company would then recognize a portion of its revenue related to that contract as lease revenue. Non-lease components will be recognized in accordance with ASU 2014-09. The new guidance is effective for the company in January 2019. The company expects to use the modified retrospective approach for adoption and is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities be classified as non-current on the balance sheet. No prior periods would be retrospectively adjusted. The company adopted this new guidance in April 2017. The adoption of this guidance did not have a material effect on the company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes prior revenue recognition guidance and provides a five step recognition framework that will require entities to recognize the amount of revenue to which it expects to be entitled for the transfer of goods and services. This new revenue standard will be effective for the company in January 2018 and will be adopted using the modified retrospective approach. The company has determined that in instances where mobilization revenue (fees paid by a customer for the relocation of a vessel prior to the start of a charter contract) is a component of vessel charter contracts, the company should defer that revenue as a liability and recognize it consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the life of the vessel’s charter. The company has also evaluated the impact of adopting this standard on January 1, 2018, and determined that there would be an immaterial adjustment to the beginning accumulated deficit for deferred mobilization and demobilization revenue. The necessary changes to the company’s business processes, systems and controls to support recognition and disclosure of this ASU upon adoption on January 1, 2018 have been implemented. Based on the criteria of ASU 2016-02, the company’s vessel charter contracts may contain a lease component and if so, revenue recognition of that portion of the contract would be accounted for as lease revenue while any service components of the contract would be accounted for under ASU 2014-09.

(2) CHAPTER 11 PROCEEDINGS AND EMERGENCE

On July 31, 2017, the company and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Tidewater and its Affiliated Debtors (the “Plan”). The Plan was confirmed on July 17, 2017 by the Bankruptcy Court.

During the bankruptcy proceedings from the Petition Date to the Effective Date, the Debtors operated as “debtors-in-possession” in accordance with applicable provisions of the Bankruptcy Code. The company operated in the ordinary course of business pursuant to motions filed by the Debtors and granted by the Bankruptcy Court.

Upon emergence of the company from bankruptcy:

•

The lenders under the company’s Fourth Amended and Restated Revolving Credit Agreement, dated as of June 21, 2013 (the “Credit Agreement”), the holders of senior notes, and the lessors from whom the company leased 16 vessels (the “Sale Leaseback Parties”) (collectively, the “General Unsecured Creditors” and the claims thereof, the “General Unsecured Claims”) received their pro rata share of (a) $225 million of cash, (b) subject to the limitations discussed below, common stock and, if applicable, warrants (the “New Creditor Warrants”) to purchase common stock, representing 95% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan as described below); and (c) new 8% fixed rate secured notes due in 2022 in the aggregate principal amount of $350 million (the “New Secured Notes”).

•	The company’s existing shares of common stock were cancelled. Existing common stockholders of the company received their pro rata share of common stock representing 5% of the common equity in the reorganized company (subject to dilution by a management incentive plan and the exercise of warrants issued to existing stockholders under the Plan) and six year warrants to purchase additional shares of common stock of the reorganized company. These warrants were issued in two tranches, with the first tranche (the “Series A Warrants”) being exercisable immediately, at an exercise price of $57.06 per share, and the second tranche (the “Series B Warrants”) being exercisable immediately, at an exercise price of $62.28 per share. The Series A Warrants are exercisable for 2.4 million shares of common stock while the Series B Warrants are exercisable for 2.6 million shares of common stock. The Series A Warrants and the Series B Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of the company’s business and are subject to the restrictions in the company’s new certificate of incorporation that prohibits the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. If, during the six-month period immediately preceding the Series A and Series B Warrants’ termination date, a non-U.S. Citizen is precluded from exercising the warrant because of the foreign ownership limitations, then the holder thereof may exercise and receive, in lieu of shares of common stock, warrants identical in all material respects to the New Creditor Warrants, with one such warrant being issued for each share of common stock into which Series A or Series B Warrants were otherwise convertible.

•

To assure the continuing ability of certain vessels owned by the company’s subsidiaries to engage in U.S. coastwise trade, the number of shares of the company’s common stock that was otherwise issuable to the allowed General Unsecured Creditors was adjusted to assure that the foreign ownership limitations of the United States Jones Act are not exceeded. The Jones Act requires any corporation that engages in coastwise trade be a U.S. citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by non-U.S. citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. The Plan required that, at the time the company emerged from bankruptcy, not more than 22% of the common stock will be held by non-U.S. citizens. To that end, the Plan provided for the issuance of a combination of common stock of the reorganized company and the New Creditor Warrants to purchase common stock of the reorganized company on a pro rata basis to any non-U.S. citizen among the allowed General Unsecured Creditors whose ownership of common stock, when combined with the shares to be issued to existing Tidewater stockholders that are non-U.S. citizens, would otherwise cause the 22% threshold to be exceeded. The New Creditor Warrants do not grant the holder thereof any voting or control rights or dividend rights, or contain any negative covenants restricting the operation of the company’s business. Generally, the New Creditor Warrants are exercisable immediately at a nominal exercise price, subject to restrictions contained in the Warrant Agreement between the company and the warrant agent regarding the New Creditor Warrants designed to assure the company’s continuing eligibility to engage in coastwise trade under the Jones Act that prohibit the exercise of such warrants where such exercise would cause the total number of shares held by non-U.S. citizens to exceed 24%. The company has established, under its charter and through Depository Trust Corporation (DTC), appropriate measures to assure compliance with these ownership limitations.

•	The undisputed claims of other unsecured creditors such as customers, employees, and vendors, were paid in full in the ordinary course of business (except as otherwise agreed among the parties).

As of July 31, 2017, the date of the company’s emergence from Chapter 11 bankruptcy (the “Effective Date”), the company and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, New Creditor Warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. The company successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

(3) FRESH-START ACCOUNTING

Upon the company’s emergence from Chapter 11 bankruptcy, the company qualified for and adopted fresh-start accounting in accordance with the provisions set forth in ASC 852 as (i) holders of existing shares of the Predecessor immediately before the Effective Date received less than 50 percent of the voting shares of the Successor entity and (ii) the reorganization value of the Successor was less than its post-petition liabilities and estimated allowed claims immediately before the Effective Date.

Refer to Note (2), “Chapter 11 Proceedings and Emergence,” for the terms of the Plan. Fresh-start accounting requires the company to present its assets, liabilities, and equity as if it were a new entity upon emergence from bankruptcy. The new entity is referred to as “Successor”. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the company’s consolidated financial statements and resulted in the company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements after July 31, 2017 are not comparable with the financial statements prior to July 31, 2017. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

As part of fresh-start accounting, the company was required to determine the Reorganization Value of the Successor upon emergence from the Chapter 11 proceedings. Reorganization Value approximates the fair value of the entity, before considering liabilities, and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The fair values of the Successor’s assets were determined with the assistance of a third party valuation expert. The Reorganization Value was allocated to the company’s individual assets and liabilities based on their estimated fair values.

Enterprise value, which is the basis for deriving Reorganization Value, represents the estimated fair value of an entity’s capital structure which generally consists of long term debt and shareholders’ equity. The Successor’s enterprise value was $1.050 billion, which is the mid-point of the range included in the disclosure statement of the Plan of $850 million to $1.250 billion. This enterprise value was the basis for deriving equity value of $1.055 billion, which is within the range of $743 million to $1.143 billion also included in the disclosure statement of the Plan. Fair values are inherently subject to significant uncertainties and contingencies beyond the company’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. Moreover, the market value of the company’s common stock subsequent to its emergence from bankruptcy may differ materially from the equity valuation derived for accounting purposes.

For purposes of estimating the fair value of the company’s vessels the company used a combination of the discounted cash flow method (income approach) using a weighted average cost of capital of 12%, the guideline public company method (market approach) and vessel specific liquidation value analyses. In estimating the fair value of the other property and equipment, the company used a combination of asset, income, and market-based approaches.

See further discussion below in the “Fresh-start accounting adjustments” for the specific assumptions used in the valuation of the company’s various other assets and liabilities.

Although the company believes the assumptions and estimates used to develop Enterprise Value and Reorganization Value are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and resulting conclusions. The assumptions used in estimating these values are inherently uncertain and require judgment.

The following table reconciles the company’s Enterprise Value to the estimated fair value of the Successor’s common stock as of July 31, 2017:

(In thousands)	July 31, 2017
Enterprise Value	$1,050,000
Add: Cash and cash equivalents	560,866
Less: Amounts due to General Unsecured Creditors	(102,193)
Less: Fair value of debt	(451,589)
Less: Fair value of New Creditor, Series A and B warrants	(299,045)
Less: Fair value of noncontrolling interests	(1,675)

Fair Value of Successor common stock	$756,364

The following table reconciles the company’s Enterprise Value to its Reorganization Value as of July 31, 2017:

July 31, 2017
Enterprise Value	$1,050,000
Add: Cash and cash equivalents	560,866
Less: Amounts payable to General Unsecured Creditors	(102,193)
Add: Other working capital liabilities	425,962

Reorganization value of Successor assets	$1,934,635

Consolidated Balance Sheet

The following presents the effects on the company’s consolidated balance sheet due to the reorganization and fresh-start accounting adjustments. The explanatory notes following the table below provide further details on the adjustments, including the company’s assumptions and methods used to determine fair value for its assets and liabilities.

	As of July 31, 2017
(In thousands)	Predecessor Company	Reorganization Adjustments		Fresh-Start Adjustments		Successor Company
ASSETS
Current Assets
Cash and cash equivalents	$683,673	(122,807	)(1)	—		560,866
Trade and other receivables, net	116,976	—		(480	)(10)	116,496
Due from affiliate	252,393	—		—		252,393
Marine operating supplies	30,495	—		1,594	(11)	32,089
Other current assets	33,243	(12,438	)(2)	(278	)(12)	20,527

Total current assets	1,116,780	(135,245)		836		982,371

Investments in, at equity, and advances to unconsolidated companies	49,367	—		(24,683	)(13)	24,684
Net properties and equipment	2,625,848	—		(1,744,672	)(14)	881,176
Other assets	92,674	—		(46,270	)(15)	46,404

Total assets	$3,884,669	(135,245)		(1,814,789)		1,934,635

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$39,757	—		—		39,757
Accrued expenses	71,824	—		(160	)(16)	71,664
Due to affiliate	123,899	—		—		123,899
Accrued property and liability losses	2,761	—		—		2,761
Current portion of long-term debt	10,409	(5,204	)(3)	—		5,205
Other current liabilities	20,483	102,193	(4)	(963	)(17)	121,713

Total current liabilities	269,133	96,989		(1,123)		364,999

Long-term debt	80,233	355,204	(5)	10,946	(18)	446,383
Deferred income taxes	—	—		—		—
Accrued property and liability losses	2,789	—		—		2,789
Other liabilities and deferred credits	67,487	—		(4,107	)(17)	63,380
Liabilities subject to compromise	2,326,122	(2,326,122	)(6)	—		—

Total liabilities	2,745,764	(1,873,929)		5,716		877,551

Commitments and Contingencies
Equity:						—
Common stock (Predecessor)	4,712	(4,712	)(7)	—		—
Additional paid-in capital (Predecessor)	166,867	(166,867	)(7)	—		—
Common stock (Successor)	—	18	(8)	—		18
Additional paid-in capital (Successor)	—	1,055,391	(8)	—		1,055,391
Retained earnings	965,164	854,854	(9)	(1,820,018	)(19)	—
Accumulated other comprehensive loss	(12,779)	—		12,779	(20)	—

Total stockholders’ equity	1,123,964	1,738,684		(1,807,239)		1,055,409
Noncontrolling interests	14,941	—		(13,266	)(21)	1,675

Total equity	1,138,905	1,738,684		(1,820,505)		1,057,084
Total liabilities and equity	$3,884,669	(135,245)		(1,814,789)		1,934,635

Reorganization Adjustments

(1)

The table below reconciles cash payments and amounts payable as of July 31, 2017 to the terms of the Plan described in Note (2) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus.

(In thousands)
Payment made to holders of General Unsecured Claims upon emergence	$122,807
Amounts payable to holders of General Unsecured Claims at July 31, 2017	102,193

Total payments pursuant to the Plan	$225,000

Based on the terms contemplated in the Plan, the company would have had $458.7 million of cash upon emergence subsequent to the full payment of the $225 million.

(2)	Represents the recognition of expenses paid prior to the Effective Date of $12.4 million for Plan support and other reorganization-related professional fees.
(3)	Reflects the reclassification from current to long-term of $5.2 million of Troms Offshore debt, consistent with the terms of the amended Troms Offshore credit agreement.
(4)	Reflects the establishment of a liability related to the unpaid pro rata cash distribution to the General Unsecured Claims.
(5)

Reflects the issuance of the $350 million New Secured Notes to the General Unsecured Creditors as provided for in the Plan and the reclassification from current to long-term of $5.2 million of Troms Offshore debt (see (3) above).

(6)	Gain on settlement of liabilities subject to compromise is as follows:

(In thousands)
Revolving Credit Facility	$(600,000)
Term Loan Facility	(300,000)
September 2013 senior unsecured notes	(500,000)
August 2011 senior unsecured notes	(165,000)
September 2010 senior unsecured notes	(382,500)
Accrued interest payable	(23,736)
Make-whole provision—Senior notes	(94,726)
Lessor claims—sale leaseback agreements	(260,160)

Total liabilities subject to compromise	$(2,326,122)
Fair value of equity and warrants issued to General Unsecured Creditors	983,482
Issuance of 8% New Secured Notes	350,000
Cash payment to General Unsecured Creditors	122,807
Amounts payable to General Unsecured Creditors	102,193

Gain on settlement of Liabilities subject to compromise	$(767,640)

(7)	Reflects the cancellation of Predecessor’s equity to retained earnings.
(8)

Represents the issuance of Successor equity. The Successor issued approximately 18.5 million shares of New Common Stock including approximately 17.0 million shares of New Common Stock to General Unsecured Creditors and 1.5 million to holders of Predecessor stock. Approximately 7.7 million New Creditor Warrants were issued upon emergence to the General Unsecured Creditors and approximately 3.9 million New Creditor Warrants were reserved for with respect to the unresolved sale leaseback claims.

Additionally, 2.4 million Series A Warrants and 2.6 million Series B Warrants were issued to the holders of Predecessor stock with exercise prices of $57.06 and $62.28, respectively. Based on a Black-Scholes-Merton valuation and an estimated fair value of the underlying New Common Stock of $25 per share, the value of each New Creditor Warrant was estimated at $25, the value of each Series A Warrant was estimated at $2.27 and the value of each Series B Warrant was estimated at $1.88.

The table below reflects the components of Additional paid-in capital (Successor) upon emergence:

(In thousands)
Additional paid-in capital attributable to common shares	$756,346
Series A Warrants (2,432,432 Warrants at $1.88 per warrant)	5,510
Series B Warrants (2,629,657 Warrants at $2.27 per warrant)	4,945
Issued Creditor Warrants (7,684,453 Warrants at $25 per warrant)	192,108
Reserved Creditor Warrants (3,859,361 Warrants at $25 per warrant)	96,482

Fair Value of Successor additional paid-in capital	$1,055,391

(9)	Reflects the cumulative effect of the reorganization adjustments discussed above.

Fresh-start Accounting Adjustments

(10)	Represents fair value adjustments on outstanding warranty claims.
(11)	Reflects the adjustment to record fuel inventory held as marine and operating supplies at fair value.
(12)	Reflects adjustments to deferred tax items as a result of the change in vessel values from the application of fresh-start accounting.
(13)	Reflects the adjustment to decrease the carrying value of the company’s equity method investments to their estimated fair values which were determined using a discounted cash flow analysis.
(14)

In estimating the fair value of the vessels and related equipment, the company used a combination of discounted cash flow method (income approach), the guideline public company method (market approach) and vessel specific liquidation value analyses. A discount rate of 12% was used for the discounted cash flow method. In estimating the fair value of the other property and equipment, the company used a combination of asset, income, and market-based approaches.

(15)

Reflects fair value adjustments of (i) $41.7 million to reduce the carrying value of a vessel under construction that is currently the subject of an arbitration proceeding in the United States and (ii) $3.8 million to reduce the carrying value of a receivable related to a vessel under construction in Brazil, which is also the subject of pending arbitration (the carrying value of receivable after such fair value adjustment is approximately $1.8 million). Also reflects adjustments to deferred tax items of $0.8 million as a result of the change in vessel values from the application of fresh-start accounting.

(16)	Reflects the write-off of deferred rent liabilities and an increase in a market-value based fuel related liabilities in Brazil.
(17)

Reflects the write-off of $1.3 million of accrued losses in excess of investment related to an unconsolidated subsidiary, an unrecognized deferred gain on the sale of a vessel to an unconsolidated subsidiary of $3.8 million, $0.4 million of which was reflected as current and adjustments to deferred tax items as a result of the change in vessel values from the application of fresh-start accounting of which $0.9 million is current and $1.3 million is long-term. Offsetting these items is the recognition of an intangible liability of approximately $2.1 million, $0.4 million of which is recorded as current, to adjust the company’s office lease contracts to fair value as of July 31, 2017. The intangible liability will be amortized over the remaining life of the contracts through 2023.

(18)

Reflects a $15.4 million premium recorded in relation to the $350 million New Secured Notes, an aggregate $5.4 million discount recorded in relation to the modified Troms Offshore borrowings, and the write-off of historical unamortized debt issuance costs related to the Troms Offshore borrowings of $0.9 million.

(19)	Reflects the cumulative effects of the fresh-start accounting adjustments.
(20)	Represents the elimination of Predecessor accumulated other comprehensive loss.
(21)	Reflects a $13.3 million adjustment to decrease the carrying value of the noncontrolling interests to the estimated fair value.

(4) REORGANIZATION ITEMS

ASC 852 requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. The company uses “Reorganization items” on its consolidated statements of earnings (loss) to reflect the revenues, expenses, gains and losses that are the direct result of the reorganization of the business. The following tables summarize the components included in “Reorganization items”:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017
Gain on settlement of liabilities subject to compromise	$—	(767,640)
Fresh start adjustments	—	1,820,018
Debt, sale leaseback and other reorganization items	1,631	316,504
Reorganization-related professional fees	2,668	28,023

Loss on reorganization items	$4,299	1,396,905

(5) INVESTMENT IN UNCONSOLIDATED COMPANIES

Investments in unconsolidated affiliates, generally 50% or less owned partnerships and corporations, are accounted for by the equity method. Under the equity method, the assets and liabilities of the unconsolidated joint venture companies are not consolidated in the company’s consolidated balance sheet.

Investments in, at equity, and advances to unconsolidated joint venture companies were as follows:

		Successor	Predecessor
(In thousands)	Percentage Ownership	December 31, 2017	March 31, 2017
Sonatide Marine, Ltd. (Angola)	49%	$26,935	45,115
DTDW Holdings, Ltd. (Nigeria)	40%	2,281	—

Investments in, at equity, and advances to unconsolidated companies		$29,216	45,115

As a result of fresh-start accounting the company’s investment in Sonatide Marine, Ltd. and DTDW Holdings, Ltd. were assigned a fair value based on the discounted cash flows of their respective operations. This resulted in a difference between the carrying value of the company’s investment balance and the company’s share of the net assets of the joint ventures of $27.7 million and $4.2 million for Sonatide Marine, Ltd. and DTDW Holdings, Ltd, respectively, which will be accreted to the investments in, at equity, and advances to unconsolidated companies over ten years.

(6) INCOME TAXES

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Earnings before income taxes derived from United States and non-U.S. operations are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Non-U.S.	$(5,137)	(1,603,788)	(498,931)
United States	(31,550)	(44,355)	(144,683)

	$(36,687)	(1,648,143)	(643,614)

Income tax expense (benefit) consists of the following:

	U.S.
(In thousands)	Federal	State	International	Total
Year Ended March 31, 2017 (Predecessor)
Current	$(842)	17	9,422	8,597
Deferred	(2,200)	—	—	(2,200)

	$(3,042)	17	9,422	6,397

Period from April 1, 2017 through July 31, 2017 (Predecessor)
Current	$(822)	3	5,128	4,309
Deferred	(5,543)	—	—	(5,543)

	$(6,365)	3	5,128	(1,234)

Period from August 1, 2017 through December 31, 2017 (Successor)
Current	$11	—	2,028	2,039
Deferred	—	—	—	—

	$11	—	2,028	2,039

The actual income tax expense above differs from the amounts computed by applying the U.S. federal statutory tax rate of 35% to pre-tax earnings as a result of the following:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Computed “expected” tax expense	$(12,840)	(576,850)	(225,265)
Increase (reduction) resulting from:
Foreign income taxed at different rates	1,767	448,805	232,904
Uncertain tax positions	(3,219)	4,674	3,007
Chapter 11 reorganization	—	50,428	—
Nondeductible transaction costs	—	2,628
Transition tax	15,120	—	5,587
Valuation allowance—deferred tax assets	(28,387)	69,278	(2,377)
Amortization of deferrals associated with intercompany sales to foreign tax jurisdictions	11	(822)	(3,860)
Foreign taxes	845	(1,342)	(928)
State taxes	—	3	11
Other, net	1,481	1,964	—
Remeasurement of deferred taxes	27,261	—	(2,682)

	$2,039	(1,234)	6,397

ASU 2016-06 removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This accounting standard became effective for periods beginning on or after January 1, 2018. Income taxes resulting from intercompany vessel sales, as well as the tax effect of any reversing temporary differences resulting from the sales, were deferred and amortized on a straight-line basis over the remaining useful lives of the vessels as of March 31, 2017. Due to the company’s Chapter 11 reorganization, the remaining unamortized balances associated with previous vessel transfers were reduced to zero as of December 31, 2017. In addition, any remaining U.S. vessels were pledged as collateral in accordance with the company’s revised debt agreements. Therefore, the company does not intend to execute intercompany vessel transfers in the near future and does not anticipate that the adoption of ASU 2016-06 will have a material impact on the financial statements.

The effective tax rate applicable to pre-tax earnings is as follows:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Effective tax rate applicable to pre-tax earnings	(5.50%)	0.10%	(0.99%)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Deferred tax assets:
Accrued employee benefit plan costs	$5,838	18,241
Stock based compensation	230	2,940
Net operating loss and tax credit carryforwards	3,941	14,693
Restructuring fees not currently deductible for tax purposes	3,982	—
Depreciation and amortization	29,160	—
Other	3,070	5,587

Gross deferred tax assets	46,221	41,461
Less valuation allowance	(43,218)	(2,327)

Net deferred tax assets	3,003	39,134

Deferred tax liabilities:
Basis difference in partnership	(716)	(17,322)
Depreciation and amortization	—	(27,355)
Section 1245 recapture	(2,131)
Other	(156)	—

Gross deferred tax liabilities	(3,003)	(44,677)

Net deferred tax assets (liabilities)	$—	(5,543)

In July 2017 the company reorganized under Chapter 11 of the U.S. bankruptcy code, in a transaction treated as a tax free reorganization under IRC Sec. 368(a)(1)(G). Approximately $853 million of cancellation of indebtedness (COD) income was realized for tax purposes. Under exceptions applying to COD income resulting from a bankruptcy reorganization, the company was not required to recognize this COD income currently as taxable income. Instead, the company’s tax attribute carryforwards, including net operating losses, tax basis of vessels and other depreciable assets, and the stock of foreign corporate subsidiaries was reduced under the operative tax statute and applicable regulations, affecting the balance of deferred taxes where appropriate. The total amount of reduction of tax attributes under these rules was approximately $806 million, of which $518 million impacted net operating losses and depreciable assets. Approximately $288 million of attribute reduction reduced the tax basis of stock of foreign subsidiaries, which did not give rise to deferred taxes (as more fully discussed below). The remaining $47 million of excess COD income is attributed under the applicable tax regulations to domestic subsidiaries with insufficient tax attributes to absorb the required reduction; this can result in the recognition of future tax gain. Approximately $37 million of this was attributable to a subsidiary with no current built in gain, and therefore no deferred taxes were recognized on this portion of the excess COD income. Deferred taxes were recognized on the remaining $10 million of excess COD income. The actual reduction in tax attributes does not occur until the first day of the company’s tax year subsequent to the date of emergence, or January 1, 2018.

As of December 31, 2017 and March 31, 2017 the company had federal net operating loss (“NOL”) carryforwards of $215.6 million and $47.6 million, respectively. The NOL as of December 31, 2017 will be reduced by approximately $201.1 million as of January 1, 2018 in association with the company’s Chapter 11 reorganization as discussed above. The company also had foreign tax credits in the amount of $2.3 million and $2.3 million as of December 31, 2017 and March 31, 2017, respectively. The company expects its foreign tax credits will expire from 2026 to 2027.

IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. The company’s emergence from Chapter 11 bankruptcy proceedings is considered a change in ownership for purposes of IRC Section 382. The limitation under the IRC is based on the value of the company as of the emergence date. The ownership changes and resulting annual limitation will result in no expiration of net operating losses and other tax attributes generated prior to the emergence date.

Management assesses the available positive and negative evidence to estimate whether sufficient future U.S. taxable income will be generated to permit the use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss for financial reporting purposes of domestic corporations that was incurred over the three-year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth and tax planning strategies.

On the basis of this evaluation, a valuation allowance of $2.3 million as of March 31, 2017 was recorded against the company’s deferred tax asset associated with foreign tax credits as they are more likely than not to be unrealized. For the nine month period ended December 31, 2017, a valuation allowance of $43.2 million was recorded against the company’s net deferred tax asset. The increase in the valuation allowance was attributable to the net operating losses generated in the current period combined with the impact of the company’s Chapter 11 reorganization which resulted in the company’s net deferred tax asset position as of December 31, 2017. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future U.S. taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the company’s projections for growth and/or tax planning strategies.

The company has not recognized a U.S. deferred tax liability associated with temporary differences related to investments in foreign subsidiaries. The differences relate primarily to stock basis differences attributable to factors other than earnings, given that any untaxed cumulative earnings were subject to taxation in the U.S. in 2017 in accordance with the Tax Cuts and Jobs Act, and that post-2017 earnings of these subsidiaries will either be taxed currently for U.S. purposes or will be permanently exempt from U.S. taxation. For the nine month period ended December 31, 2017, there is an unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries estimated to be approximately $4 million. While an assessment of the impact of the 2017 Tax Cuts and Jobs Act is still in progress, provisionally the company maintains that its investment in foreign subsidiaries and associated reinvestment of their cumulative earnings is permanent in duration.

The company has the following foreign tax credit carry-forwards that expire in 2022:

Successor
(In thousands)	December 31, 2017
Foreign tax credit carry-forwards	$2,327

The company’s balance sheet reflects the following in accordance with ASC 740, Income Taxes:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Tax liabilities for uncertain tax positions	$18,279	11,751
Income tax payable	4,050	13,936

Included in the liability balances for uncertain tax positions above are $9.8 million of penalties and interest. The tax liabilities for uncertain tax positions are primarily attributable to a permanent establishment issue related to a foreign joint venture. Penalties and interest related to income tax liabilities are included in income tax expense. Income tax payable is included in other current liabilities.

Unrecognized tax benefits, which are not included in the liability for uncertain tax positions above as they have not been recognized in previous tax filings, and which would lower the effective tax rate if realized are as follows:

Successor
(In thousands)	December 31, 2017
Unrecognized tax benefit related to state tax issues	$12,425
Interest receivable on unrecognized tax benefit related to state tax issues	54

A reconciliation of the beginning and ending amount of all unrecognized tax benefits, including the unrecognized tax benefit related to state tax issues and the liability for uncertain tax positions (but excluding related penalties and interest) are as follows:

(In thousands)
Balance at April 1, 2016 (Predecessor)	$17,648
Additions based on tax positions related to the current year	4,853
Settlement and lapse of statute of limitations	(1,108)

Balance at March 31, 2017 (Predecessor)	$21,393

Balance at April 1, 2017 (Predecessor)	$21,393
Additions based on tax positions related to the current year	2,050
Settlement and lapse of statute of limitations	—

Balance at July 31, 2017 (Predecessor)	$23,443

Balance at August 1, 2017 (Successor)	$23,443
Additions based on tax positions related to the current year	170
Additions based on tax positions related to a prior year	2,578
Settlement and lapse of statute of limitations	(1,045)
Reductions based on tax positions related to a prior year	(2,864)

Balance at December 31, 2017 (Successor)	$22,282

With limited exceptions, the company is no longer subject to tax audits by United States (U.S.) federal, state, local or foreign taxing authorities for fiscal years prior to March 2014. The company has ongoing examinations by various state and foreign tax authorities and does not believe that the results of these examinations will have a material adverse effect on the company’s financial position or results of operations.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was enacted. The Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering corporate income tax rates, implementing the territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. As of December 31, 2017, the company has not completed its accounting for the tax effects of enactment of the Tax Legislation.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, or SAB 118, to address the accounting and reporting of the Tax Act. SAB 118 allows companies to take a reasonable period, which should not extend beyond one year from enactment of the Tax Act, to measure and recognize the effects of the new tax law. In accordance with SAB 118, the company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. To the extent that the company’s accounting for certain income tax effects of the Tax Act is incomplete but is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If the company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. For various reasons discussed further below, the company has not yet completed the accounting for the income tax effects of certain elements of the Tax Act. If the company is able to make reasonable estimates of the effects of elements for which the analysis is not yet complete, provisional adjustments were recorded. If the company is not able to make reasonable estimates of the impact of certain elements, no adjustments related to those elements were recorded and the company has continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect before the Tax Act

The company’s accounting for the following elements of the Tax Act is incomplete. However, the company was able to make reasonable estimates of certain effects and, therefore, recorded provisional adjustments as follows:

Reduction of US federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent effective January 1, 2018. Therefore, the company has made a reasonable estimate of the effects on existing deferred tax balances and recognized a provisional reduction of approximately $27.3 million in the company’s net deferred tax assets before consideration of the valuation allowance. The company recorded the adjustment during the fourth quarter of 2017; however, because of an offsetting change in our valuation allowance, there was no net impact to net income during 2017 as a result of this provision. While we were able to make a reasonable estimate of the impact of the reduction in corporate rate, it may be affected by other analyses related to the Tax Act, including, but not limited to, our calculation of the one-time transition tax.

One Time Transition Tax: The deemed repatriation transition tax is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries. To determine the amount of the transition tax, we must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries. We were able to make a reasonable estimate of the one-time transition tax and recognized a provisional deemed dividend inclusion of $43.2 million in the US current taxable income calculation. This dividend reduced the company’s net operating loss generated in the current period by an equal and offsetting amount. As the company’s net operating losses generated in the current year were significantly larger in size than the deemed dividend, the impact was a reduction to the company’s net deferred tax assets which was completely offset with a change to the valuation allowance. Therefore, this provision did not have an impact on the company’s net income during 2017. The company is still analyzing certain aspects of the Tax Act and refining its calculations, including performing a detailed historical study on the E&P amounts used in calculating the impact of the one-time transition tax. The results of this study could potentially give rise to a new deemed dividend amount associated with the one-time transition tax which would also impact the Company’s net deferred tax asset balances and the related remeasurement of those balances. The company will complete this analysis within the measurement period in accordance with SAB 118.

The company continues to evaluate the impacts of the newly enacted global intangible low-taxed income (“GILTI”) provisions which subject the company’s foreign earnings to a minimum level of tax. Because of the complexities of the new legislation, the company has not elected an accounting policy for GILTI at this time. Recent FASB guidance indicates that accounting for GILTI either as part of deferred taxes or as a period cost are both acceptable methods. Once further information is gathered and interpretation and analysis of the tax legislation evolves, the company will make an appropriate accounting method election.

The base erosion anti-abuse tax (“BEAT”) provisions in the Tax Act eliminate the deduction of certain base-erosion payments made to related foreign corporations beginning in 2018, and impose a minimum tax if greater than regular tax. We are in the process of analyzing the impact of the BEAT provision but currently do not expect it will have a material impact on our provision for income tax.

(7) INDEBTEDNESS

Summary of Debt Outstanding per Stated Maturities

The following table summarizes debt outstanding based on stated maturities:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Bank loan agreement:
Bank term loan due July 2019	$—	300,000
Revolving line of credit due July 2019	—	600,000
September 2010 senior notes:
3.90% September 2010 senior notes due December 2017	—	44,500
3.95% September 2010 senior notes due December 2017	—	25,000
4.12% September 2010 senior notes due December 2018	—	25,000
4.17% September 2010 senior notes due December 2018	—	25,000
4.33% September 2010 senior notes due December 2019	—	50,000
4.51% September 2010 senior notes due December 2020	—	100,000
4.56% September 2010 senior notes due December 2020	—	65,000
4.61% September 2010 senior notes due December 2022	—	48,000
August 2011 senior notes:
4.06% August 2011 senior notes due March 2019	—	50,000
4.54% August 2011 senior notes due June 2021	—	65,000
4.64% August 2011 senior notes due June 2021	—	50,000
September 2013 senior notes:
4.26% September 2013 senior notes due November 2020	—	123,000
5.01% September 2013 senior notes due November 2023	—	250,000
5.16% September 2013 senior notes due November 2025	—	127,000
New secured notes:
8.00% New secured notes due August 2022	350,000	—
New secured notes - premium	14,329	—
Troms Offshore borrowings:
NOK denominated notes due May 2024	14,054	14,864
NOK denominated notes due May 2024 - premium	115	—
NOK denominated notes due January 2026	25,965	26,167
NOK denominated notes due January 2026 - discount	(1,586)	—
USD denominated notes due January 2027	23,345	24,573
USD denominated notes due January 2027 - discount	(1,678)	—
USD denominated notes due April 2027	25,463	27,421
USD denominated notes due April 2027 - discount	(1,847)	—

	$448,160	2,040,525
Less: Deferred debt issue costs	—	6,401
Less: Current portion of long-term debt	5,103	2,034,124

Total long-term debt	$443,057	—

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

New Secured Notes

On July 31, 2017, pursuant to the terms of the Plan, the company entered into an indenture (the “Indenture”) by and among the company, the wholly-owned subsidiaries named as guarantors therein (the “Guarantors”), and Wilmington Trust, National Association, as trustee and collateral agent (the “Trustee”), and issued $350 million aggregate principal amount of the company’s new 8.00% Senior Secured Notes due 2022 (the “New Secured Notes”).

The New Secured Notes will mature on August 1, 2022. Interest on the New Secured Notes will accrue at a rate of 8.00% per annum payable quarterly in arrears on February 1, May 1, August 1, and November 1 of each year in cash, beginning November 1, 2017. The New Secured Notes are secured by substantially all of the assets of the company and its Guarantors.

The New Secured Notes have minimum interest coverage requirement (EBITDA/Interest), for which compliance will first be measured for the twelve months ending June 30, 2019. Minimum liquidity requirements and other covenants are set forth in the Indenture and are in effect from July 31, 2017. The Indenture also contains certain customary events of default and a make-whole provision.

Until terminated under the circumstances described in this paragraph, the New Secured Notes and the guarantees by the Guarantors will be secured by the Collateral (as defined in the Indenture) pursuant to the terms of the Indenture and the related security documents. The Trustee’s liens upon the Collateral and the right of the holders of the New Secured Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged in certain circumstances described in the Indenture, including: (i) upon satisfaction and discharge of the Indenture in accordance with the terms thereof; or (ii) as to any Collateral of the company or the Guarantors that is sold, transferred or otherwise disposed of by the company or the Guarantors in a transaction or other circumstance that complies with the terms of the Indenture, at the time of such sale, transfer or other disposition.

The company is obligated to offer to repurchase the New Secured Notes at par in amounts that generally approximate 65% of asset sale proceeds as defined in the Indenture. The company maintains a restricted cash account to accumulate the net proceeds of each qualified asset sale. Per the terms of the Indenture, the company is required to offer to repurchase New Secured Notes within 60 days of the accumulation of $10 million in the account, which account had a balance of $21.3 million at December 31, 2017. In accordance with SEC tender offer rules, noteholders have a minimum of 20 days to respond. In the event the holders of the New Secured Notes do not accept the company’s offer to repurchase the notes the accumulated cash would become available to the company for its general use.

As of December 31, 2017, the fair value (Level 2) of the New Secured Notes was $359.8 million.

Troms Offshore Debt

Concurrent with the July 31, 2017 Effective Date of the Plan, the Troms Offshore credit agreement was amended and restated to (i) reduce by 50% the required principal payments due from the Effective Date through March 31, 2019, (ii) modestly increase the interest rates on amounts outstanding through April 2023, and (iii) provide for security and additional guarantees, including (a) mortgages on six vessels and related assignments of earnings and insurances, (b) share pledges by Troms Offshore and certain subsidiaries of Troms Offshore, and (c) guarantees by certain subsidiaries of Troms Offshore.

The Troms Offshore borrowings continue to require semi-annual principal payments and bear interest at fixed rates based, in part, on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio.

In May 2015, Troms Offshore entered into a $31.3 million, U.S. dollar denominated, 12 year borrowing agreement originally scheduled to mature in April 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.92% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.92%). As of December 31, 2017, $25.5 million is outstanding under this agreement.

In March 2015, Troms Offshore entered into a $29.5 million, U.S. dollar denominated, 12 year borrowing agreement originally scheduled to mature in January 2027. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.91% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.00% and a 1.00% sub-tranche premium (for a total all-in rate of 4.91%). As of December 31, 2017, $23.3 million is outstanding under this agreement.

A summary of U.S. dollar denominated Troms Offshore borrowings outstanding is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
May 2015 notes
Amount outstanding	$25,463	27,421
Fair value of debt outstanding (Level 2)	25,427	27,395
March 2015 notes
Amount outstanding	$23,345	24,573
Fair value of debt outstanding (Level 2)	23,251	24,544

In January 2014, Troms Offshore entered into a 300 million Norwegian kroner (NOK) denominated, 12 year borrowing agreement originally scheduled to mature in January 2026. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 2.31% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 4.56%). As of December 31, 2017, 212.5 million NOK (approximately $26 million) is outstanding under this agreement.

In May 2012, Troms Offshore entered into a 204.4 million NOK denominated borrowing agreement originally scheduled to mature in May 2024. The loan requires semi-annual principal and interest payments and bears interest at a fixed rate of 3.88% plus a premium based on Tidewater Inc.’s consolidated funded indebtedness to total capitalization ratio currently equal to 1.25% and a 1.00% sub-tranche premium (for a total all-in rate of 6.13%). As of December 31, 2017, 115 million NOK (approximately $14.1 million) is outstanding under this agreement.

A summary of NOK denominated Troms Offshore borrowings outstanding and their U.S. dollar equivalents is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
January 2014 notes:
NOK denominated	212,500	225,000
U.S. dollar equivalent	$25,965	26,167
Fair value in U.S. dollar equivalent (Level 2)	25,850	26,133
May 2012 notes:
NOK denominated	115,020	127,800
U.S. dollar equivalent	$14,054	14,864
Fair value in U.S. dollar equivalent (Level 2)	14,013	14,793

At March 31, 2017, the company failed to meet certain covenants contained in the Bank Loan Agreement, the Troms Offshore Debt agreement, and the September 2013 Senior Notes, which resulted in covenant noncompliance that would have allowed the respective lenders and/or the noteholders to declare us to be in default under each of the Funded Debt Agreements, and accelerate the indebtedness thereunder. To avoid an acceleration of indebtedness of these agreements (and potentially the August 2011 and September 2010 Senior Notes) the company negotiated and obtained limited waivers from the necessary lenders and noteholders. When the final waiver expired in accordance with its terms on April 7, 2017, negotiations regarding the terms of the company’s restructuring were substantially complete. As a result of the above, all of the company’s debt was classified as current on its Consolidated Balance Sheet at March 31, 2017.

Bank Loan Agreement

In May 2015, the company amended and extended its existing bank loan agreement. The amended bank loan agreement was scheduled to mature in June 2019 (the “Maturity Date”) and provides for a $900 million, five-year credit facility (“credit facility”) consisting of a (i) $600 million revolving credit facility (the “revolver”) and a (ii) $300 million term loan facility (“term loan”).

The company had $300 million in term loan borrowings and $600 million of revolver borrowings outstanding at March 31, 2017, which had an estimated fair market value of $168 million and $336 million, respectively.

In accordance with the Plan, on the Effective Date all outstanding obligations under the revolver and term loan were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

Senior Notes

The determination of fair value included an estimated credit spread between our long term debt and treasuries with similar matching expirations. The credit spread was determined based on comparable publicly traded companies in the oilfield service segment with similar credit ratings. These estimated fair values were based on Level 2 inputs.

September 2013 Senior Notes

On September 30, 2013, the company executed a note purchase agreement for $500 million and issued $300 million of senior unsecured notes to a group of institutional investors. The company issued the remaining $200 million of senior unsecured notes on November 15, 2013. The multiple series of notes totaling $500 million were issued with maturities ranging from approximately seven to 12 years.

In accordance with the Plan, on the Effective Date all outstanding obligations under the September 2013 Senior Notes were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

A summary of these notes is as follows:

	Successor	Predecessor
(In thousands, except weighted average data)	December 31, 2017	March 31, 2017
Aggregate debt outstanding	$—	500,000
Weighted average remaining life in years	—	6.4
Weighted average coupon rate on notes outstanding	—	4.86%
Fair value of debt outstanding	—	280,000

August 2011 Senior Notes

On August 15, 2011, the company issued $165 million of senior unsecured notes to a group of institutional investors. The multiple series of notes were originally issued with maturities ranging from approximately eight to 10 years.

In accordance with the Plan, on the Effective Date all outstanding obligations under the August 2011 Senior Notes were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

A summary of these notes is as follows:

	Successor	Predecessor
(In thousands, except weighted average data)	December 31, 2017	March 31, 2017
Aggregate debt outstanding	$—	165,000
Weighted average remaining life in years	—	3.6
Weighted average coupon rate on notes outstanding	—	4.42%
Fair value of debt outstanding	—	92,400

September 2010 Senior Notes

In fiscal 2011, the company completed the sale of $425 million of senior unsecured notes. The multiple series of these notes were originally issued with maturities ranging from five to 12 years.

In accordance with the Plan, on the Effective Date all outstanding obligations under the September 2010 Senior Notes were cancelled. Refer to Note (2) “Chapter 11 Proceedings and Emergence” for further discussion of the terms of the company’s Chapter 11 bankruptcy and emergence.

A summary of these notes is as follows:

	Successor	Predecessor
(In thousands, except weighted average data)	December 31, 2017	March 31, 2017
Aggregate debt outstanding	$—	382,500
Weighted average remaining life in years	—	3.1
Weighted average coupon rate on notes outstanding	—	4.35%
Fair value of debt outstanding	—	214,200

Debt Costs

The company capitalizes a portion of its interest costs incurred on borrowed funds used to construct vessels. Interest and debt costs incurred, net of interest capitalized are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through March 31, 2017	Year Ended July 31, 2017
Interest and debt costs incurred, net of interest capitalized	$13,009	11,179	75,026
Interest costs capitalized	101	601	4,829

Total interest and debt costs	$13,110	11,780	79,855

(8) EMPLOYEE RETIREMENT PLANS

U.S. Defined Benefit Pension Plan

The company has a defined benefit pension plan (pension plan) that covers certain U.S. citizen employees and other employees who are permanent residents of the United States. Benefits are based on years of service and employee compensation. In December 2009, the Board of Directors amended the pension plan to discontinue the accrual of benefits once the plan was frozen on December 31, 2010. On that date, previously accrued pension benefits under the pension plan were frozen for the approximately 60 active employees who participated in the plan. As of December 31, 2017, approximately 30 active employees are covered by this plan. This change did not affect benefits earned by participants prior to January 1, 2011. Active employees who previously accrued benefits under the pension plan continue to accrue benefits as participants in the company’s defined contribution retirement plan effective January 1, 2011. The transfer of employee benefits from a defined benefit pension plan to a defined contribution plan provided the company with more predictable retirement plan costs and cash flows. The company’s future benefit obligations and requirements for cash contributions for the frozen pension plan have also been reduced. Losses associated with the curtailment of the pension plan were immaterial. The company did not contribute to the defined benefit plan during the nine-month period ended December 31, 2017. The company contributed $3 million to the defined benefit pension plan during the twelve-month period ended March 31, 2017 and did not contribute to the plan during 2016. The company does not believe a contribution will be necessary during calendar 2018.

Supplemental Executive Retirement Plan

The company also offers a non-contributory, defined benefit supplemental executive retirement plan (supplemental plan) that provides pension benefits to certain employees in excess of those allowed under the company’s tax-qualified pension plan. A Rabbi Trust has been established for the benefit of participants in the supplemental plan. The Rabbi Trust assets, which are invested in a variety of marketable securities (but not Tidewater stock) are recorded at fair value with unrealized gains or losses included in other comprehensive income. Effective March 4, 2010, the supplemental plan was closed to new participation. The supplemental plan is a non-qualified plan and, as such, the company is not required to make contributions to the supplemental plan. The company contributed $0.1 million during the nine-month period ended December 31, 2017 and $0.2 million to the supplemental plan during the twelve-month period ended March 31, 2017.

On October 16, 2017, the company announced that Jeffrey M. Platt had retired from his position as the Company’s President and Chief Executive Officer and resigned as a member of the Company’s board of directors (the “Board”), effective October 15, 2017. As a result of Mr. Platt’s retirement, he is expected to receive in April 2018 an approximate $9.6 million lump sum distribution in settlement of his supplemental executive retirement plan obligation. A settlement loss, which is currently estimated to be $0.5 million, will be recorded at the time of distribution. The company elected to sell its equity investments held in the rabbi trust in February 2018 in order to preserve the value of such investment in cash to be used in connection with the payment to the former CEO.

In December 2017, in an attempt to reduce costs, the Board of Directors amended the supplement plan to discontinue the accrual of benefits and any other contributions effective January 1, 2018. On this date, previously accrued pension benefits under the supplemental plan were frozen for approximately four active participants. This change does not affect the benefits earned by any participants prior to January 1, 2018. Any future accrual of benefits under the supplemental plan or other contributions to the supplemental plan will be determined at the sole discretion of the company.

Investments held in a Rabbi Trust in the supplemental plan are included in current assets at fair value. The following table summarizes the carrying value of the trust assets and obligations under the supplemental plan:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Investments held in Rabbi Trust	$8,908	8,759
Obligations under the supplemental plan	32,508	29,108

The following table summarizes the unrealized (loss) gains in carrying value of the trust assets:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Unrealized gain (loss) in carrying value of trust assets	$256	82	(95)
Unrealized loss in carrying value of trust assets are net of income tax expense of	—	—	(223)

The unrealized gains or losses in the carrying value of the trust assets, net of income tax expense, are included in accumulated other comprehensive income (other stockholders’ equity). To the extent that trust assets are liquidated to fund benefit payments, gains or losses, if any, will be recognized at that time. The company’s obligations under the supplemental plan are included in ‘accrued expenses’ and ‘other liabilities and deferred credits’ on the consolidated balance sheet.

Postretirement Benefit Plan

Qualified retired employees currently are covered by a program which provides limited health care and life insurance benefits. Costs of the program are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. This plan is funded through payments as benefits are required. The company eliminated the life insurance portion of its post retirement benefit effective January 1, 2018, resulting in a $1.9 million reduction in benefit obligations.

Effective November 20, 2015, the company eliminated its post-65 medical coverage for all current and future retirees effective January 1, 2017. The medical coverage remains unchanged for participants under age 65. This plan amendment resulted in an additional net periodic postretirement benefit of $2 million for the twelve month period ended March 31, 2017.

Investment Strategies

U.S. Pension Plan

The obligations of our pension plan are supported by assets held in a trust for the payment of benefits. The company is obligated to adequately fund the trust. For the pension plan assets, the company has the following primary investment objectives: (1) closely match the cash flows from the plan’s investments from interest payments and maturities with the payment obligations from the plan’s liabilities; (2) closely match the duration of plan assets with the duration of plan liabilities and (3) enhance the plan’s investment returns without taking on undue risk by industries, maturities or geographies of the underlying investment holdings.

If the plan assets are less than the plan liabilities, the pension plan assets will be invested exclusively in fixed income debt securities. Any investments in corporate bonds shall be at least investment grade, while mortgage and asset-backed securities must be rated “A” or better. If an investment is placed on credit watch, or is downgraded to a level below the investment grade, the holding will be liquidated, even at a loss, in a reasonable time period. The plan will only hold investments in equity securities if the plan assets exceed the estimated plan liabilities.

The cash flow requirements of the pension plan will be analyzed at least annually. Portfolio repositioning will be required when material changes to the plan liabilities are identified and when opportunities arise to better match cash flows with the known liabilities. Additionally, trades will occur when opportunities arise to improve the yield-to-maturity or credit quality of the portfolio.

The company’s policy for the pension plan is to contribute no less than the minimum required contribution by law and no more than the maximum deductible amount. The plan does not invest in Tidewater stock.

Supplemental Plan

The investment policy of the supplemental plan is to assess the historical returns and risk associated with alternative investment strategies to achieve an expected rate of return on plan assets. The objectives of the plan are designed to maximize total returns within prudent parameters of risk for a retirement plan of this type. The below table summarizes the supplemental plan’s minimum and maximum rate of return objectives for plan assets:

	Minimum Expected Rate of Return on Plan Assets	Maximum Expected Rate of Return on Plan Assets
Equity securities	5%	7%
Debt securities	1%	3%
Cash and cash equivalents	0%	1%

Whereas fluctuating rates of return are characteristic of the securities markets, the investment objective of the supplemental plan is to achieve investment returns sufficient to meet the actuarial assumptions. This is defined as an investment return greater than the current actuarial discount rate assumption of 3.80%, which is subject to annual upward or downward revisions.

The below table summarizes the supplemental plan’s minimum and maximum market value objectives for plan assets, which are based upon a five to ten year investment horizon:

	Minimum Market Value Objective for Plan Assets	Maximum Market Value Objective for Plan Assets
Equity securities	55%	75%
Debt securities	25%	45%
Percentage of debt securities allowed in below investment grade bonds	0%	20%
Cash and cash equivalents	0%	10%

Equity holdings shall be restricted to issues of corporations that are actively traded on the major U.S. exchanges and NASDAQ. Debt security investments may include all securities issued by the U.S. Treasury or other federal agencies and investment grade corporate bonds. When a particular asset class exceeds its minimum or maximum allocation ranges, rebalancing will be addressed upon review of the quarterly performance reports and as cash contributions and withdrawals are made.

U.S. Pension and Supplemental Plan Asset Allocations

The following table provides the target and actual asset allocations for the pension plan and the supplemental plan:

		Successor	Predecessor
	Target	Actual as of December 31, 2017	Actual as of March 31, 2017
U.S. Pension plan:
Equity securities	—	—	—
Debt securities	100%	98%	98%
Cash and other	—	2%	2%

Total	100%	100%	100%

Supplemental plan:
Equity securities	65%	59%	59%
Debt securities	35%	38%	37%
Cash and other	—	3%	4%

Total	100%	100%	100%

Significant Concentration Risks

U.S. Plans

The pension plan and the supplemental plan assets are periodically evaluated for concentration risks. As of December 31, 2017, the company did not have any individual asset investments that comprised 10% or more of each plan’s overall assets.

The pension plan assets are primarily invested in debt securities. In the event that plan assets exceed the estimated plan liabilities for the pension plan, up to two times the difference between the plan assets and plan liabilities may be invested in equity securities, and so long as equities do not exceed 15% of the market value of the assets. Investments in foreign securities are restricted to American Depository Receipts (ADR) and stocks listed on the U.S. stock exchanges and may not exceed 10% of the equity portfolio.

The current diversification policy for the supplemental plan sets forth that equity securities in any single industry sector shall not exceed 25% of the equity portfolio market value and shall not exceed 10% of the market value of the equity portfolio for equity holdings in any single corporation. Additionally, debt securities should be diversified between issuers within each sector with no one issuer comprising more than 10% of the aggregate fixed income portfolio, excluding issues of the U.S. Treasury or other federal agencies.

Fair Value of Pension Plans and Supplemental Plan Assets

Tidewater’s plan assets are accounted for at fair value and are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement, with the exception of investments for which fair value is measured using the net asset value per share expedient.

The fair value hierarchy for the pension plans and supplemental plan assets measured at fair value as of December 31, 2017 (Successor), are as follows:

(In thousands)	Fair Value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Pension plan measured at fair value:
Debt securities:
Government securities	$4,238	4,238	—	—	—
Collateralized mortgage securities	1,032	—	1,032	—	—
Corporate debt securities	49,420	—	49,420	—	—
Cash and cash equivalents	834	219	615	—	—
Other	1,404	172	1,232	—	—

Total	$56,928	4,629	52,299	—	—
Accrued income	608	608	—	—	—

Total fair value of plan assets	$57,536	5,237	52,299	—	—

Supplemental plan measured at fair value:
Equity securities:
Common stock	$3,599	3,599	—	—	—
Foreign stock	183	183	—	—	—
American depository receipts	1,429	1,429	—	—	—
Preferred American depository receipts	12	12	—	—	—
Real estate investment trusts	72	72	—	—	—
Debt securities:
Government debt securities	1,692	851	841	—	—
Open ended mutual funds	1,676	—	—	—	1,676
Cash and cash equivalents	246	27	170	—	49

Total	$8,909	6,173	1,011	—	1,725
Other pending transactions	(1)	(1)	—	—	—

Total fair value of plan assets	$8,908	6,172	1,011	—	1,725

The following table provides the fair value hierarchy for the pension plans and supplemental plan assets measured at fair value as of March 31, 2017 (Predecessor):

(In thousands)	Fair Value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Pension plan measured at fair value:
Debt securities:
Government securities	$3,770	3,770	—	—	—
Collateralized mortgage securities	2,537	—	2,537	—	—
Corporate debt securities	47,871	—	47,871	—	—
Cash and cash equivalents	989	345	644	—	—
Other	1,298	100	1,198	—	—

Total	$56,465	4,215	52,250	—	—
Accrued income	681	681	—	—	—

Total fair value of plan assets	$57,146	4,896	52,250	—	—

Supplemental plan measured at fair value:
Equity securities:
Common stock	$3,561	3,561	—	—	—
Foreign stock	132	132	—	—	—
American depository receipts	1,387	1,387	—	—	—
Preferred American depository receipts	20	20	—	—	—
Real estate investment trusts	76	76	—	—	—
Debt securities:
Government debt securities	1,613	832	781	—	—
Open ended mutual funds	1,648	—	—	—	1,648
Cash and cash equivalents	323	15	236	—	72

Total	$8,760	6,023	1,017	—	1,720
Other pending transactions	—	—	—	—	—

Total fair value of plan assets	$8,760	6,023	1,017	—	1,720

Plan Assets and Obligations

Changes in plan assets and obligations and the funded status of the U.S. defined benefit pension plan, Norway’s defined benefit pension plan, and the supplemental plan (referred to collectively as “Pension Benefits”) and the postretirement health care and life insurance plan (referred to as “Other Benefits”), are as follows:

	Pension Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Change in benefit obligation:
Benefit obligation at beginning of the period	$101,490	97,941	95,830
Service cost	546	393	1,182
Interest cost	1,599	1,313	3,814
Plan curtailment	(432)	—
Benefits paid	(2,059)	(1,610)	(4,895)
Actuarial (gain) loss	2,322	3,322	2,082
Foreign currency exchange rate changes	(23)	131	(72)

Benefit obligation at end of the period	103,443	101,490	97,941

Change in plan assets:
Fair value of plan assets at beginning of the period	$58,148	57,146	57,174
Actual return	1,182	2,138	577
Expected return	32	16	51
Actuarial loss	(217)	(109)	(148)
Administrative expenses	(15)	(7)	(27)
Plan curtailment	(100)	—	—
Employer contributions	625	435	4,465
Benefits paid	(2,059)	(1,610)	(4,895)
Foreign currency exchange rate changes	(60)	139	(51)

Fair value of plan assets at end of the period	57,536	58,148	57,146

Payroll tax unrecognized in benefit obligation at end of the period	76	91	83

Unfunded status at end of the period	$(45,983)	(43,433)	(40,878)

Net amount recognized in the balance sheet consists of:
Current liabilities	$(10,731)	(1,791)	(1,791)
Noncurrent liabilities	(35,252)	(41,642)	(39,087)

Net amount recognized	$(45,983)	(43,433)	(40,878)

	Other Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Change in benefit obligation:
Benefit obligation at beginning of the period	$4,817	4,811	5,573
Service cost	29	23	81
Interest cost	75	64	201
Participant contributions	65	58	411
Plan amendment	(1,861)	—	—
Benefits paid	(526)	(346)	(1,170)
Actuarial (gain) loss	325	207	(285)

Benefit obligation at end of the period	2,924	4,817	4,811

Change in plan assets:
Fair value of plan assets at beginning of the period	$—	—	—
Employer contributions	461	288	759
Participant contributions	65	58	411
Benefits paid	(526)	(346)	(1,170)

Fair value of plan assets at end of the period	—	—	—

Unfunded status at end of the period	$(2,924)	(4,817)	(4,811)

Net amount recognized in the balance sheet consists of:
Current liabilities	$(282)	(418)	(418)
Noncurrent liabilities	(2,642)	(4,399)	(4,393)

Net amount recognized	$(2,924)	(4,817)	(4,811)

The following table provides the projected benefit obligation and accumulated benefit obligation for the pension plans:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Projected benefit obligation	$103,443	97,941
Accumulated benefit obligation	101,287	94,467

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets (includes both the pension plans and supplemental plan):

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Projected benefit obligation	$103,443	97,941
Accumulated benefit obligation	101,287	94,467
Fair value of plan assets	57,536	57,146

Net periodic benefit cost for the pension plans and the supplemental plan include the following components:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Service cost	$546	393	1,182
Interest cost	1,599	1,313	3,814
Expected return on plan assets	(882)	(691)	(2,246)
Administrational expenses	19	3	28
Payroll tax of net pension costs	29	—	56
Amortization of net actuarial losses	131	—	32
Recognized actuarial loss	—	748	1,785
Curtailment gain	(99)	—	—

Net periodic pension cost	$1,343	1,766	4,651

Net periodic benefit cost for the postretirement health care and life insurance plan include the following components:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Service cost	$29	23	81
Interest cost	75	64	201
Amortization of prior service cost	—	(927)	(4,346)
Recognized actuarial (gain)	—	(335)	(1,138)

Net periodic postretirement benefit	$104	(1,175)	(5,202)

Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss include the following components:

	Pension Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net (gain) loss	$1,939	1,877	3,821
Fresh-start accounting fair value adjustment	—	(22,333)	—
Amortization of net (loss) gain	—	(748)	(1,785)

Total recognized in other comprehensive (income) loss, before tax	$1,939	(21,204)	2,036

Net of tax	1,939	(21,204)	1,323

	Other Benefits
	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net (gain) loss	$325	207	(285)
Prior service (cost) credit	(1,861)	—	—
Amortization of prior service (cost) credit	—	927	4,346
Fresh-start accounting fair value adjustment	—	19,055	—
Amortization of net (loss) gain	—	335	1,138

Total recognized in other comprehensive (income) loss, before tax	$(1,536)	20,524	5,199

Net of tax	(1,536)	20,524	3,379

Amounts recognized as a component of accumulated other comprehensive income (loss) are as follows:

	Pension Benefits
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017
Unrecognized actuarial (loss) gain	$(1,939)	—

Pre-tax amount included in accumulated other comprehensive (loss) income	$(1,939)	—

	Other Benefits
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017
Unrecognized actuarial (loss) gain	$(325)	—
Unrecognized prior service credit (cost)	1,861	—

Pre-tax amount included in accumulated other comprehensive (loss) income	$1,536	—

The company expects to recognize the following amounts as a component of net periodic benefit costs during the next fiscal year:

(In thousands)	Pension Benefits	Other Benefits
Unrecognized actuarial (loss) gain	$—	299
Unrecognized prior service credit (cost)	—	(5)

Assumptions used to determine net benefit obligations are as follows:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	December 31, 2017	March 31, 2017	December 31, 2017	March 31, 2017
Discount rate	3.80%	4.25%	3.80%	4.25%
Rates of annual increase in compensation levels	N/A	3.00%	N/A	N/A

Assumptions used to determine net periodic benefit costs are as follows:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	December 31, 2017	March 31, 2017	December 31, 2017	March 31, 2017
Discount rate	3.90%	4.15%	3.90%	4.00%
Expected long-term rate of return on assets	3.70%	4.10%	N/A	N/A
Rates of annual increase in compensation levels	3.00%	3.00%	N/A	N/A

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on various asset classes. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected return on plan assets assumption for the portfolio.

Based upon the assumptions used to measure the company’s qualified pension and postretirement benefit obligations at December 31, 2017, including pension and postretirement benefits attributable to estimated future employee service, the company expects that benefits to be paid over the next ten years will be as follows:

	(In thousands)
Year ending December 31,	Pension Benefits	Other Benefits
2018	$15,350	282
2019	5,812	301
2020	5,877	311
2021	5,966	302
2022	5,978	287
2023 – 2027	30,440	1,212

Total 10-year estimated future benefit payments	$69,423	2,695

Health Care Cost Trends

The following table discloses the assumed health care cost trends used in measuring the accumulated postretirement benefit obligation and net periodic postretirement benefit cost at December 31, 2017 for pre-65 medical and prescription drug coverage, including expected future trend rates.

Pre-65
Year ending December 31, 2017:
Accumulated postretirement benefit obligation	7.60%
Net periodic postretirement benefit obligation	7.60%
Ultimate health care cost trend	4.54%
Ultimate year health care cost trend rate is achieved	2038
Year ending December 31, 2018:
Net periodic postretirement benefit obligation	7.45%

A one-percentage rate increase (decrease) in the assumed health care cost trend rates has the following effects on the accumulated postretirement benefit obligation as of December 31:

(In thousands)	1% Increase	1% Decrease
Accumulated postretirement benefit obligation	$10,715	9,603
Aggregate service and interest cost	208,009	188,345

Defined Contribution Plans

Prior to February 2013, the company maintained the below two defined contribution plans. The plans were merged in February 2013 to provide administrative efficiencies, potential savings on service provider fees and to simplify the participant experience. Following the business combination, the provisions of the two plans remained substantially similar with the exception of cost neutral changes that were approved to simplify the administration of the combined plan.

Retirement Contributions

All eligible U.S. fleet personnel, along with all new eligible employees of the company hired after December 31, 1995 are eligible to receive retirement contributions. Effective January 1, 2011, the active employees who participated in the now frozen defined benefit pension plan also became eligible for retirement contributions. This benefit is noncontributory by the employee, but the company contributes, in cash, 3% of an eligible employee’s compensation to a trust on behalf of the employees. The active employees who participated in the frozen defined benefit pension plan may receive an additional 1% to 8% depending on age and years of service. Company contributions vest over five years. The company ceased contributing to the employee retirement plan effective January 1, 2018. Any future employer contributions to this plan will be determined at the discretion of the company.

401(k) Savings Contribution

Upon meeting various citizenship, age and service requirements, employees are eligible to participate in a defined contribution savings plan and can contribute from 2% to 75% of their base salary to an employee benefit trust. Effective January 1, 2016, the company matches, in cash, 50% of the first 8% of eligible compensation deferred by the employee. Prior to January 1, 2016, the company matched, with company stock, 50% of the first 8% of eligible compensation deferred by the employee. Company contributions vest over five years. Effective January 1, 2018, the company no longer provides a matching of 50% of the first 8% of eligible compensation in an attempt to reduce costs. Any future employer contributions to this plan will be determined at the discretion of the company.

The plan held the following number of shares of Tidewater common stock, series A warrants and series B warrants:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Number of shares of Tidewater common stock held by 401(k) plan	8,074	264,504	291,957

Number of shares of Tidewater Series A warrants held by 401(k) plan	9,030	—	—

Number of shares of Tidewater Series B warrants held by 401(k) plan	9,762	—	—

The amounts charged to expense related to the above defined contribution plans are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Defined contribution plans expense, net of forfeitures	$854	871	2,660
Defined contribution plans forfeitures	83	79	149

Other Plans

A non-qualified supplemental savings plan is provided to executive officers who have the opportunity to defer up to 50% of their eligible compensation that cannot be deferred under the existing 401(k) plan due to IRS limitations. A company match may be provided on these contributions equal to 50% of the first 8% of eligible compensation deferred by the employee to the extent the employee is not able to receive the full amount of company match to the 401(k) plan due to IRS limitations. In January 2018, the company match was discontinued. The plan also allows participants to defer up to 100% of their bonuses. In addition, an amount equal to any refunds that must be made due to the failure of the 401(k) nondiscrimination test may be deferred into this plan.

Effective March 4, 2010, the non-qualified supplemental savings plan was modified to allow the company to contribute restoration benefits to eligible employees. Employees who did not accrue a benefit in the supplemental executive retirement plan and who are eligible for a contribution in the defined contribution retirement plan automatically became eligible for the restoration benefit when the employee’s eligible retirement compensation exceeded the section 401(a)(17) limit. The restoration benefit was noncontributory by the employee, but the company contributed, in cash, 3% of an eligible employee’s compensation above the 401(a)(17) limit to a trust on behalf of the employees. The active employees who participated in the frozen defined benefit pension plan were eligible for an additional 1% to 8% depending on age and years of service. The company ceased contributing restoration compensation to eligible employees effective January 1, 2018. Any future contributions to this plan will be determined at the discretion of the company.

The company also provides retirement benefits to its eligible non-U.S. citizen employees working outside their respective country of origin.

Effective December 1, 2015, the company amended its existing multinational savings plan to a self-directed multinational defined contribution retirement plan (multinational retirement plan). The company subsequently removed approximately $6.4 million of plan assets and liabilities from the other assets and other liabilities and deferred credits section of the consolidated balance sheets. Non-U.S. citizen shore-based and certain offshore employees working outside their respective country of origin were eligible to participate in the multinational retirement plan provided the employees were not enrolled in any home country pension or retirement program. Participants of the multinational retirement plan could contribute 1% to 50% of their base salary after the first month following hire or transfer to eligible positions. The company matched, in cash, 50% of the first 6% of eligible compensation deferred by the employee which vests over five years.

Prior to the amendment of this plan, participants could contribute 1% to 15% of their base salary and the company matched, in cash, 50% of the first 6% of eligible compensation deferred by the employee. This former plan’s company contributions vested over six years. The company ceased contributing to this retirement plan effective January 1, 2018. Any future contributions to this plan will be determined at the discretion of the company.

The amounts charged to expense related to the multinational retirement plan and multinational savings plan contributions are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Multinational plan expense	$81	67	260

The company also has a defined benefit pension plan that covers certain Norway citizen employees and other employees who are permanent residents of Norway. Benefits are based on years of service and employee compensation. As of December 31, 2017, approximately 90 active employees are covered by this plan. The company contributed a respective 2.7 million NOK and 3.6 million NOK (approximately $0.3 million and $0.4 million, respectively) to the defined benefit pension plan during the nine-month period ended December 31, 2017 and the year ended March 31, 2017, respectively. The company expects to contribute approximately 3 million NOK, or $0.4 million during calendar 2018. The preceding fair value hierarchy tables and pension plan assets and obligations tables include the Norway pension plan.

The company also provides certain benefits programs which are maintained in several other countries that provide retirement income for covered employees.

(9)	OTHER CURRENT ASSETS, OTHER ASSETS, ACCRUED EXPENSES, OTHER CURRENT LIABILITIES, AND OTHER LIABILITIES AND DEFERRED CREDITS

A summary of other current assets is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Deposits	$1,780	3,057
Reorganization related retainer payments	50	3,938
Investments held in rabbi trust (A)	8,908	—
Prepaid expenses	8,392	11,414

	$19,130	18,409

(A)	The company plans to liquidate the rabbi trust (valued at $8.9 million as of December 31, 2017) in advance of paying a lump sum benefit to the former CEO in April 2018 of $9.6 million.

A summary of other assets is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Recoverable insurance losses	$2,405	10,142
Deferred income tax assets	—	39,134
Investments held for savings plans and SERP	6,583	14,835
Accumulated costs of rejected vessel (B)	—	48,382
Long-term deposits	16,217	15,162
Other	5,847	11,880

	$31,052	139,535

(B)	Refer to Note (14) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for additional information regarding the vessel rejected at the time of delivery.

A summary of accrued expenses is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Payroll and related payables (C)	$17,344	10,465
Commissions payable (D)	1,898	2,143
Accrued vessel expenses	27,222	41,580
Accrued interest expense (E)	6,036	15,021
Other accrued expenses	2,306	8,912

	$54,806	78,121

(C)	Includes a $9.6 million payable related to a lump sum payment to the former CEO which is expected to be paid in April 2018.
(D)	Excludes $36.4 million and $34.7 million of commissions due to Sonatide at December 31, 2017 and March 31, 2017, respectively. These amounts are included in amounts due to affiliates.
(E)	Accrued interest as of December 31, 2017, reflects the company’s post-restructuring capital structure which includes debt of $448.2 million.

A summary of other current liabilities is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Taxes payable	$10,326	23,497
Deferred gain on vessel sales—current (F)	—	23,798
Amounts payable to holders of General Unsecured Claims (G)	8,474	—
Other	893	1,134

	$19,693	48,429

(F)

Deferred gains related to the company’s sale leaseback vessels were recognized as reorganization items in the quarter ended June 30, 2017, due to the company’s rejection of its lease contracts as part of the Chapter 11 proceedings. Refer to Note (4), “Reorganization Items.”

(G)	Remaining payable to holders of General Unsecured Claims which was paid in January 2018.

A summary of other liabilities and deferred credits is as follows:

	Successor	Predecessor
(In thousands)	December 31, 2017	March 31, 2017
Postretirement benefits liability	$2,642	4,394
Pension liabilities	36,614	40,339
Deferred gain on vessel sales (H)	—	88,923
Other	19,320	21,049

	$58,576	154,705

(H)

Deferred gains related to the company’s sale leaseback vessels were recognized as reorganization items in the quarter ended June 30, 2017, due to the company’s rejection of its lease contracts as part of the Chapter 11 proceedings. Refer to Note (4), “Reorganization Items.”

(10) STOCK-BASED COMPENSATION AND INCENTIVE PLANS

The company believes its stock-based compensation and incentive plans are critical to its operations and productivity. Granted under the company’s long-term incentive plans and with the authority of the Compensation Committee of the Board of Directors, the company’s employee stock option, restricted stock awards, restricted stock units (that settle in Tidewater common stock), phantom stock, and cash-based performance awards, are intended to attract, retain and provide incentives for talented employees, including officers and non-employee directors, and to align stockholder and employee interests. The long-term incentive plans allow the company to grant, on a discretionary basis, both incentive and non-qualified stock options, as well as, time and/or performance-based restricted stock and restricted stock unit awards.

As discussed in greater detail under Item 7 under the heading, “Reorganization and Chapter 11 Proceedings,” the company and certain subsidiaries filed voluntary petitions for Chapter 11 bankruptcy protection on May 17, 2017 to effectuate a restructuring pursuant to a Plan. As a result of the Restructuring, all of the company’s outstanding equity and incentive programs (and all outstanding stock options and awards under those programs) were cancelled, except for unvested phantom stock awards held by the company’s non-officer employees and certain deferred stock units and deferred cash awards held by non-employee members of the predecessor board, each as discussed in greater detail below.

In addition, on the Effective Date, a new equity incentive plan, the Tidewater Inc. 2017 Stock Incentive Plan (the “2017 Plan”) became effective pursuant to the operation of the Plan. As of December 31, 2017, the 2017 Plan is the company’s only equity incentive plan and the only type of awards outstanding under the 2017 Plan are restricted stock units (RSUs) that settle in shares of Tidewater common stock.

The number of common stock shares reserved for issuance under the plans and the number of shares available for future grants are as follows:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Shares of common stock reserved for issuance under the plans	3,048,877	—	1,900,769
Shares of common stock available for future grants	1,891,231	—	505,221

Stock Option Awards

In previous years, the company has granted stock options to its directors and employees, including officers, under several different stock incentive plans. There are no option awards outstanding as of December 31, 2017. Under the terms of the plans, stock options are granted with an exercise price equal to the stock’s closing fair market value on the date of grant. Generally, options granted vest annually over a three-year vesting period measured from the date of grant. Options not previously exercised expire at the earlier of either three months after termination of the grantee’s employment or ten years after the date of grant. Upon retirement, unvested stock options are forfeited. The retiree has two years post retirement to exercise vested options. All of the stock options are classified as equity awards.

The company uses the Black-Scholes option-pricing model to determine the fair value of options granted and to calculate the share-based compensation expense. Stock options were granted in the year ended March 31, 2016 and 2015 but not during the year ended March 31, 2017 or through the nine-month transition period ended December 31, 2017.

The fair value and assumptions used for the stock options issued during the years ended March 31, 2016 and 2015 are as follows:

	2016	2015
Weighted average fair value of stock options granted	$3.34	$5.54
Risk-free interest rate	1.62%	1.82%
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	45%	30%
Expected stock option life	6.5 years	6.5 years

The following table sets forth a summary of stock option activity of the company:

	Weighted- average Exercise Price	Number of Shares
Outstanding at March 31, 2016 (Predecessor)	$31.73	1,777,124
Granted	—	—
Exercised	—	—
Expired or cancelled/forfeited	44.86	(381,576)

Outstanding at March 31, 2017 (Predecessor)	28.14	1,395,548
Granted	—	—
Exercised	—	—
Expired or cancelled/forfeited	28.14	(1,395,548)

Outstanding at July 31, 2017 (Predecessor)	—	—
Granted	—	—
Exercised	—	—
Expired or cancelled/forfeited	—	—

Outstanding at December 31, 2017 (Successor)	$—	—

Prior to emergence from chapter 11 bankruptcy, all outstanding stock options were cancelled. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”

Additional information regarding stock options is as follows:

	Successor	Predecessor
(In thousands, except number of stock options and weighted average price)	Period from April 1, 2017 through December 31, 2017	Period from August 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Intrinsic value of options exercised	—	—	—
Number of stock options vested	—	—	266,311
Fair value of stock options vested	$—	—	1,185
Number of options exercisable	—	—	999,849
Weighted average exercise price of options exercisable	$—	—	34.36

Stock option compensation expense along with the reduction effect on basic and diluted earnings per share are as follows:

	Successor	Predecessor
(In thousands, except per share data)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Stock option compensation expense	$—	1,644	745
Basic loss per share increased by	—	0.02	0.02
Diluted loss per share increased by	—	0.02	0.02

Restricted Stock Units

The company has granted restricted stock units (RSUs) to key employees, including officers and non-employee directors, under the company’s incentive plan, which provides for the granting of restricted stock units to officers, non-employee directors and key employees. The company awards time-based units, where each unit represents the right to receive, at the end of a vesting period, one unrestricted share of Tidewater common stock with no exercise price.

The company also awards performance-based RSUs, where each unit represents the right to receive, at the end of a vesting period, up to two shares of Tidewater common stock with no exercise price. Vesting of the various performance-based restricted stock units is based on metrics such as a three year Total Shareholder Return (TSR) as measured against a three year TSR of a defined peer group and Return on Total Capital (ROTC) for the company over a three year performance period. The company uses assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model to value the TSR performance-based restricted stock units. The fair value of the ROTC performance-based RSUs and time-based RSUs is based on the market price of our common stock on the date of grant. The restrictions on the time-based RSUs awarded to key employees lapse over a three year period from the date of the award. The restrictions on the time-based RSUs awarded to non-employee directors lapse over a one year period. Time-based RSUs require no goals to be achieved other than the passage of time and continued employment. The restrictions on the performance-based restricted stock units lapse if the company meets specific targets as defined. During the restricted period, the RSUs may not be transferred or encumbered, but the recipient has the right to receive dividend equivalents on the restricted stock units, but there are no voting rights until the units vest. If dividends are declared, dividend equivalents are accrued on performance-based restricted shares and ultimately paid only if the performance criteria are achieved. Restricted stock unit compensation costs are recognized on a straight-line basis over the vesting period, and are net of forfeitures.

All outstanding unvested restricted stock awards granted under the predecessor incentive plans vested prior to emergence from chapter 11 bankruptcy. RSUs granted under the 2017 Incentive Plan, subsequent to emergence from Chapter 11 bankruptcy generally have a vesting period over three years in equal installments from the date of grant, except that (i) the RSUs granted to directors vest one year from July 31, 2017 and (ii) the RSUs granted to Larry T. Rigdon under his employment agreement for his service as the former interim president and CEO vest quarterly in equal installments from January 16, 2018 over a one year period.

The following table sets forth a summary of restricted stock unit activity of the company:

	Weighted- average Grant-Date Fair Value	Time Based Units	Weight- average Grant Date Fair Value	Performance Based Units
Non-vested balance at March 31, 2016 (Predecessor)	$49.17	89,639	61.75	156,851
Granted	—	—	—	—
Vested	49.39	(76,006)	—	—
Cancelled/forfeited	49.62	(13,450)	61.75	(156,851)

Non-vested balance at March 31, 2017 (Predecessor)	54.48	183	—	—
Granted	—	—	—	—
Vested	54.48	(183)	—	—
Cancelled/forfeited	—	—	—	—

Non-vested balance at July 31, 2017 (Predecessor)	—	—	—	—
Granted	24.40	1,203,379	—	—
Vested	—	—	—	—
Cancelled/forfeited	24.15	(45,733)	—	—

Non-vested balance at December 31, 2017 (Successor)	$24.41	1,157,646	—	—

Restrictions on 418,301 time-based units outstanding at December 31, 2017 will lapse during fiscal 2018.

Restricted stock unit compensation expense and grant date fair value are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Grant date fair value of restricted stock units vested	$—	10	3,754
Restricted stock unit compensation expense	3,731	2	2,425

As of December 31, 2017, total unrecognized restricted stock unit compensation costs amounted to approximately $24.5 million, or $18.2 million net of tax. No restricted stock unit compensation costs were capitalized as part of the costs of an asset. The amount of unrecognized restricted stock unit compensation costs will be affected by any future restricted stock unit grants and by the separation of an employee from the company who has received restricted stock units that are unvested as of their separation date. There were no modifications to the restricted stock units during the year ended March 31, 2017 and the nine months ended December 31, 2017.

Phantom Stock Plan

The company provides a Phantom Stock Plan to provide additional incentive compensation to key employees including officers of the company. The plan awards phantom stock units to participants who have the right to receive the value of a share of common stock in cash from the company. Participants have no voting or other rights as a shareholder with respect to any common stock as a result of participation in the phantom stock plan. The phantom shares generally have a three year vesting period from the grant date of the award provided the employee remains employed by the company during the vesting period. If dividends are declared, participants receive dividend equivalents at the same rate as dividends on the company’s common stock. As a result of the restructuring, on the Effective Date, (i) all phantom units held by officers of the company were cancelled for no value as agreed between the company and each officer and (ii) all outstanding phantom stock units held by non-officer employees were converted in accordance with the conversion ratio for common stock provided in the Plan, which resulted in the cancellation of the predecessor phantom stock units in exchange for successor phantom stock units (including Series A and B warrant phantom units). No new awards have been issued under the Phantom Stock Plan since March 31, 2016.

The following table sets forth a summary of phantom stock activity of the company:

	Weighted- average Grant-Date Fair Value	Time Based Shares	Weighted- average Grant-Date Fair Value	Series A Warrants	Weighted- average Grant-Date Fair Value	Series B Warrants
Non-vested balance at March 31, 2016 (Predecessor)	$10.83	1,599,829
Granted	—	—
Vested	12.29	(585,426)
Cancelled/forfeited	13.52	(68,253)

Non-vested balance at March 31, 2017 (Predecessor)	9.74	946,150
Granted	—	—
Vested	—	—
‘Cancelled (A)	9.70	(484,446)
Forfeited	10.08	(16,866)

Non-vested balance at July 31, 2017 (Predecessor) (B)	9.77	444,838

Issuance of Successor phantom stock (B)	308.19	14,160	1.00	22,963	0.98	24,824
Balance at August 1, 2017	—	—
Granted	—	—
Vested	—	—
Cancelled/forfeited	307.31	(634)	1.00	(1,029)	0.98	(1,112)

Non-vested balance at December 31, 2017 (Successor)	$308.24	13,526	1.00	21,934	0.98	23,712

(A)	Prior to emergence from Chapter 11 bankruptcy, all officer-held phantom stock units were cancelled. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”
(B)

Upon emergence from Chapter 11 bankruptcy, all outstanding phantom stock units held by non-officer employees were converted by the same conversion ratio applied to the common shares upon emergence. Every 31.4143 phantom stock units converted into one phantom stock unit post emergence which is valued to the new common stock. In addition, each post emergence phantom stock unit received 1.6216 phantom series A warrants and 1.7531 phantom series B warrants. Both warrant series have time-based vesting and follow the vesting schedule of the underlying phantom stock unit. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”

Restrictions on 34,525 time-based shares will lapse in calendar 2018. The fair value of the non-vested phantom shares at December 31, 2017 is $24.40 per unit, for time-based phantom shares, $2.38 for phantom series A warrants, and $2.08 for phantom series B warrants.

Phantom stock compensation expense and grant date fair value of phantom stock vested are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Grant date fair value of phantom stock vested	$—	—	7,118
Phantom stock compensation expense	94	68	467

As of December 31, 2017, total unrecognized phantom stock compensation costs amounted to $0.3 million, or $0.2 million net of tax. The liability for this plan will be adjusted in the future until paid to the participant to reflect the value of the units at the respective quarter end Tidewater stock price.

Cash-based Performance Plan

In previous years, the company provided a Cash-based Performance Plan as additional incentive compensation to officers of the company. The plan awards units equal to cash to participants where each unit represents the right to receive, at the end of a vesting period, up to two dollars.

Vesting of the various cash-based performance units (CBU) is based on metrics such as a three year TSR as measured against a three year TSR of a defined peer group and ROTC for the company over a three year performance period. The company uses assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model to value the TSR cash-based performance units. The fair value of the ROTC CBUs is based on the market price of our common stock on the date of grant less dividends associated with the ROTC component. The CBUs do not receive dividend equivalents. The restrictions on the CBUs lapse if the company meets specific targets as defined. Cash-based performance unit compensation costs are recognized on a straight-line basis over the vesting period, and are net of forfeitures. As a result of the restructuring all outstanding CBUs were cancelled for no value as agreed between the company and the holder. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.”

The following table sets forth a summary of cash-based performance plan unit activity of the company:

	Weighted- average Grant-Date Fair Value	Performance Based Units
Non-vested balance at March 31, 2016 (Predecessor)	$1.16	7,913,716
Granted	—	—
Vested	—	—
Cancelled/forfeited	1.15	(179,991)

Non-vested balance at March 31, 2017 (Predecessor)	1.16	7,733,725
Granted	—	—
Vested	—	—
Cancelled/forfeited	1.16	(7,733,725)

Non-vested balance at July 31, 2017 (Predecessor)	—	—

There are no outstanding cash-based performance units at December 31, 2017.

Cash-based performance unit compensation expense and grant date fair value are as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Grant date fair value of cash-based performance units vested	$—	—	—
Cash-based performance unit compensation expense	—	(1,975)	761

No cash-based performance plan compensation costs were capitalized as part of the costs of an asset. There were no modifications to the cash-based performance plan units during four-month period ended July 31, 2017 or the year ended March 31, 2017.

Non-Employee Board of Directors Deferred Stock Unit Plan

The company provided a Deferred Stock Unit Plan to its non-employee directors through the year ended March 31, 2016. The plan provided each non-employee director an annual grant of stock units having an aggregate value of $115,000 beginning in the year ended March 31, 2013 and $100,000 prior to the year ended March 31, 2013 on the date of grant. Deferred stock units were fully vested at the time of grant. If dividends were declared, dividend equivalents were paid on the stock units at the same rate as dividends on the company’s common stock and were re-invested as additional stock units. A stock unit represented the right to receive from the company the equivalent value of one share of company’s common stock in cash. The liability for this plan was adjusted quarterly to reflect the value of the units at the respective quarter end Tidewater stock price. Payment of the value of the stock unit granted could be made upon the earlier of the date that is 15 days following the date the participant ceases to be a director for any reason or upon a change of control of the company. The participants could elect to receive annual installments, lump sum, or a distribution commencing on an anniversary of the grant date, whichever is earlier.

As noted previously, each member of the predecessor board was deemed to have resigned from the board on the Effective Date by operation of the Plan, which triggered payout status for all outstanding deferred stock units. As a result, all outstanding deferred stock units under this plan were revalued to reflect the value of the units based on Tidewater’s July 31, 2017 pre-emergence stock price and were paid according to the participants’ respective payment elections. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.” No new awards have been issued under the Deferred Stock Unit Plan since March 31, 2016.

The following table sets forth a summary of deferred stock unit activity of the company:

	Weighted- average Grant-Date Fair Value	Number Of Units
Balance at March 31, 2016 (Predecessor)	$23.58	363,630
Dividend equivalents reinvested	—	—
Retirement distribution	6.83	(12,792)
Granted	—	—

Balance at March 31, 2017 (Predecessor)	24.19	350,838
Dividend equivalents reinvested	—	—
Retirement distribution	24.19	(350,838)
Granted	—	—

Balance at July 31, 2017 (Predecessor)	—	—

Deferred stock unit compensation expense, which is reflected in general and administrative expenses, is as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Deferred stock units compensation expense (benefit)	$—	(68)	(1,987)

Non-Employee Board of Directors Deferred Cash Award Plan

For the year ended March 31, 2017, the company provided a Deferred Cash Award Plan to its non-employee directors. The plan provided that each non-employee director was granted a cash award having an aggregate value of $97,750. The plan awarded cash to the participants which earns interest quarterly based on the 10-year Treasury note rate plus 1.5%. For the cash award granted, the participant could elect to receive annual installments or a lump sum distribution. Participants also had the option of electing a distribution made upon the earlier of the date that is 15 days following the date the participant ceased to be a director or upon a change of control of the company or distribution date commencing on an anniversary of the grant date, whichever is earlier.

As noted previously, each member of the predecessor board was deemed to have resigned from the board on the Effective Date by operation of the Plan, which triggered payout status for all deferred cash awards. As a result, the deferred cash awards were paid according to upon the participants’ respective payment elections. Refer to Item 7. “Reorganization and Chapter 11 Proceedings.” No new awards have been issued under the Deferred Stock Unit Plan since March 31, 2017.

Deferred cash award expense, which is reflected in general and administrative expenses, is as follows:

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Deferred cash award expense	$—	12	978

(11) STOCKHOLDERS’ EQUITY

Common Stock

The number of authorized and issued common stock and preferred stock are as follows:

	Successor	Predecessor
	December 31, 2017	March 31, 2017
Common stock shares authorized	125,000,000	125,000,000
Common stock par value	$0.001	$0.10
Common stock shares issued	22,115,916	47,121,304
Preferred stock shares authorized	3,000,000	3,000,000
Preferred stock par value	No par	No par
Preferred stock shares issued	—	—

Common Stock Repurchases

No shares were repurchased by the company during the year ended March 31, 2017, or the nine month transition period ended December 31, 2017.

Dividend Program

There were no dividends declared by the company during the year ended March 31, 2017, or the nine month transition period ended December 31, 2017.

Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive income by component, net of tax, are as follows:

	Successor
	Period from August 1, 2017 through December 31, 2017
(in thousands)	Balance at 7/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 12/31/17
Available for sale securities	—	87	169	256	256
Pension/Post-retirement benefits	—	(403)	—	(403)	(403)

Total	—	(316)	169	(147)	(147)

	Predecessor
	Period from April 1, 2017 through July 31, 2017
(in thousands)	Balance at 3/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 7/31/17
Available for sale securities	(95)	57	106	163	68
Currency translation adjustment	(9,811)	—	—	—	(9,811)
Pension/Post-retirement benefits	(438)	(2,598)	—	(2,598)	(3,036)

Total	(10,344)	(2,541)	106	(2,435)	(12,779)

	Predecessor
	For the year ended March 31, 2017
(in thousands)	Balance at 3/31/16	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 3/31/17
Available for sale securities	(208)	(265)	378	113	(95)
Currency translation adjustment	(9,811)	—	—	—	(9,811)
Pension/Post-retirement benefits	4,683	(5,121)	—	(5,121)	(438)
Interest rate swap	(1,530)	—	1,530	1,530	—

Total	(6,866)	(5,386)	1,908	(3,478)	(10,344)

The following table summarizes the reclassifications from accumulated other comprehensive loss to the consolidated statement of income,

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017	Affected line item in the consolidated statements of income
Realized gains on available for sale securities	$169	106	582	Interest income and other, net
Interest rate swap	—	—	2,353	Interest and other debt costs

Total pre-tax amounts	169	106	2,935
Tax effect	—	—	1,027

Total gains for the period, net of tax	$169	106	1,908

During the quarter ended March 31, 2017, $1.3 million ($2.4 million pre-tax) of remaining other comprehensive loss related to the interest rate swap agreement, entered into in July 2010 in connection with the September 2010 senior notes offering was recognized as interest expense in accordance with ASC 815. Refer to Note (7) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus.

(12) EARNINGS PER SHARE

The components of basic and diluted earnings per share, are as follows:

	Successor	Predecessor
(In thousands, except share and per share data)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Net loss available to common shareholders	$(39,266)	(1,646,909)	(660,118)
Weighted average outstanding shares of common stock, basic (A)	21,539,143	47,121,330	47,071,066
Dilutive effect of options, warrants and restricted stock awards and units	—	—	—

Weighted average common stock and equivalents	21,539,143	47,121,330	47,071,066
Loss per share, basic (B)	$(1.82)	(34.95)	(14.02)
Loss per share, diluted (C)	$(1.82)	(34.95)	(14.02)
Additional information:
Incremental “in-the-money” options, warrants, and restricted stock awards and units outstanding at the end of the period (D)	7,869,553	—	1,233

(A)	Basic weighted average shares outstanding includes 924,125 shares issuable upon the exercise of New Creditor Warrants held by U.S. citizens at December 31, 2017 (Successor).
(B)	The company calculates “Loss per share, basic” by dividing “Net loss available to common shareholders” by “Weighted average outstanding share of common stock, basic”.
(C)	The company calculates “Loss per share, diluted” by dividing “Net loss available to common shareholders” by “Weighted average common stock and equivalents”.
(D)	For the period from August 1, 2017 through December 31, 2017, the company also had 5,062,089 shares of “out-of- the-money” warrants outstanding at the end of the period.

(13) SALE LEASBACK ARRANGEMENTS

Please refer to Note (2) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for additional information regarding the negotiations with its Lenders and Noteholders, Restructuring Support Agreement and Reorganization and Chapter 11 Proceedings for further discussion of the effect of these proceedings on the company’s sale/leaseback obligations.

In connection with the restructuring contemplated by the Plan, the Debtors filed a motion seeking to reject all Sale Leaseback Agreements (the rejection damage claims related thereto, the “Sale Leaseback Claims”). Pursuant to an order by the Bankruptcy Court in May 2017, the Sale Leaseback Agreements for all 16 leased vessels were rejected.

As of July 31, 2017, the Effective Date, the company and the Sale Leaseback Parties had not reached agreement with respect to the amount of the Sale Leaseback Claims, and a portion of the emergence consideration (including cash, New Creditor Warrants and New Secured Notes, and based on up to $260.2 million of possible additional Sale Leaseback Claims) was set aside to allow for the settlement and payout of the Sale Leaseback Parties’ claims as they were settled. The company successfully reached agreement with the Sale Leaseback Parties between August and November 2017. Pursuant to such settlements, approximately $233.6 million of additional Sale Leaseback Claims were allowed and emergence consideration was paid to the Sale Leaseback Parties as each claim was settled. The remaining emergence consideration withheld was distributed pro-rata to holders of allowed General Unsecured Claims, including the remaining Sale Leaseback Parties, in December 2017 and January 2018.

Included in gain on asset dispositions, net for the period April 1, 2017 through July 31, 2017 (Predecessor), are $3 million of deferred gains from sale leaseback transactions which reflects gains recognized through the Petition Date of May 17, 2017. Unamortized deferred gains as of the Petition Date of $105.9 million were credited to reorganization items as a result of the lease rejections.

(14) COMMITMENTS AND CONTINGENCIES

Compensation Commitments

Change of control agreements exist with certain of the company’s officers whereby each receives certain compensation and benefits in the event that their employment is terminated for certain reasons during a one- or two-year protected period following a change in control of the company subsequent to January 1, 2018. The maximum amount of cash compensation that could be paid under the agreements, based on present salary levels, is approximately $68 million.

Vessel Commitments

The company has successfully replaced substantially all of the older vessels in its fleet with fewer, larger and more efficient vessels that have a more extensive range of capabilities. These efforts are expected to continue with the delivery of the remaining vessel currently under construction. the company anticipates that it will use some portion of its available cash, or future operating cash flows in order to fund current and any future commitments in connection with the completion of the fleet renewal and modernization program.

The company has previously reported that it was in a dispute with a U.S. shipyard over the construction of two 5,400 deadweight ton (DWT) deepwater platform supply vessels (PSVs). During the quarter ended March 31, 2017, the company rejected the delivery of the first PSV under construction and withheld the final contractual milestone payment. In March 2017, the shipyard filed a notice of arbitration alleging that the company was (a) in breach of contract because of its rejection of the first PSV and (b) in anticipatory breach of contract based on the shipyard’s expectation that the company would reject delivery of the second PSV under construction. Further details of that dispute have been disclosed by the company in prior filings. The parties engaged in settlement negotiations and have resolved all outstanding disputes related to both vessels.

The company and the shipyard entered into a settlement agreement effective November 22, 2017 to resolve all outstanding disputes associated with these vessels. Delivery of the first PSV occurred in November 2017. The final installment for the first PSV was $4.3 million (after deduction of a contractual deadweight credit). With respect to the second PSV, the company agreed to reimburse the shipyard for approximately $0.7 million of costs and expenses of third party vendors to complete construction. The second PSV, for which the vessel under construction was recorded at its estimated fair value of $7 million in conjunction with fresh start accounting as of July 31, 2017, is expected to be delivered in July 2018. The remaining installment payment for the second PSV and other related costs to complete the vessel, including the reimbursement obligation, in total, are estimated to be $4.5 million. As part of the overall settlement, the shipyard provided the company with a $0.3 million drydock credit for any future drydocking services to be provided by the shipyard to the company.

The company has experienced substantial delay with one fast supply boat under construction in Brazil that was originally scheduled to be delivered in September 2009. On April 5, 2011, pursuant to the vessel construction contract, the company sent the subject shipyard a letter initiating arbitration in order to resolve disputes of such matters as the shipyard’s failure to achieve payment milestones, its failure to follow the construction schedule, and its failure to timely deliver the vessel. The company has suspended construction on the vessel and both parties continue to pursue arbitration. During 2016 the company reclassified the remaining accumulated costs of $5.6 million from construction in progress to other assets as an insurance receivable. In conjunction with the company’s bankruptcy emergence and application of fresh-start accounting as of July 31, 2017 a valuation analysis was performed to assess the likelihood and extent of the recovery of the disputed amount and as a result, the remaining insurance receivable has been valued at $1.8 million as of July 31, 2017 and December 31, 2017.

The company generally requires shipyards to provide third party credit support in the event that vessels are not completed and delivered timely and in accordance with the terms of the shipbuilding contracts. That third party credit support typically guarantees the return of amounts paid by the company and generally takes the form of refundment guarantees or standby letters of credit issued by major financial institutions generally located in the country of the shipyard. While the company seeks to minimize its shipyard credit risk by requiring these instruments, the ultimate return of amounts paid by the company in the event of shipyard default is still subject to the creditworthiness of the shipyard and the provider of the credit support, as well as the company’s ability to successfully pursue legal action to compel payment of these instruments. When third party credit support that is acceptable to the company is not available or cost effective, the company endeavors to limit its credit risk by minimizing pre-delivery payments and through other contract terms with the shipyard.

Sonatide Joint Venture

The company has previously disclosed the significant financial and operational challenges that it confronts with respect to its substantial operations in Angola, as well as steps that the company has taken to address or mitigate those risks. Most of the company’s attention has been focused in three areas: reducing the net receivable balance due to the company from Sonatide, its Angolan joint venture with Sonangol, for vessel services; reducing the foreign currency risk created by virtue of provisions of Angolan law that require that payment for a significant portion of the services provided by Sonatide be paid in Angolan kwanza; and optimizing opportunities, consistent with Angolan law, for services provided by the company to be paid for directly in U.S. dollars. These challenges, and the company’s efforts to respond, continue.

Amounts due from Sonatide (Due from affiliate in the consolidated balance sheets) at December 31, 2017 and March 31, 2017 of approximately $230 million and $263 million, respectively, represent cash received by Sonatide from customers and due to the company, amounts due from customers that are expected to be remitted to the company through Sonatide and costs incurred by the company on behalf of Sonatide. Approximately $44 million of the balance at December 31, 2017 represents invoiced but unpaid vessel revenue related to services performed by the company through the Sonatide joint venture. Remaining amounts due to the company from Sonatide are, in part, supported by approximately $81 million of cash (primarily denominated in Angolan kwanzas) held by Sonatide that is pending conversion into U.S. dollars and the subsequent expatriation of such funds. In addition, the company owes Sonatide the aggregate sum of approximately $99 million, including $36 million in commissions payable by the company to Sonatide. The company monitors the aggregate amounts due from Sonatide relative to the amounts due to Sonatide.

For the period from April 1, 2017 through July 31, 2017, the company collected (primarily through Sonatide) approximately $22 million from its Angolan operations. Of the $22 million collected, approximately $19 million were U.S. dollars received by Sonatide on behalf of the company or U.S. dollars received directly by the company from customers. The balance of $3 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to the company. The company also reduced the net due from affiliate and due to affiliate balances by approximately $21 million during the year ended March 31, 2017 through netting transactions based on an agreement with the joint venture.

For the period from August 1, 2017 through December 31, 2017, the company collected (primarily through Sonatide) approximately $21 million from its Angolan operations. Of the $21 million collected, approximately $20 million were U.S. dollars received by Sonatide on behalf of the company or U.S. dollars received directly by the company from customers. The balance of $1 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to the company. The company also reduced the net due from affiliate and due to affiliate balances by approximately $33 million during the period from August 1, 2017 through December 31, 2017 through netting transactions based on an agreement with the joint venture.

Amounts due to Sonatide (Due to affiliate in the consolidated balance sheets) at December 31, 2017 and March 31, 2017 of approximately $99 million and $133 million, respectively, represents amounts due to Sonatide for commissions payable and other costs paid by Sonatide on behalf of the company.

The company believes that the process for converting Angolan kwanzas continues to function, but the relative scarcity of U.S. dollars in Angola continues to hinder the conversion process. Sonatide continues to press the commercial banks with which it has relationships to increase the amount of U.S. dollars that are made available to Sonatide.

For the period from April 1, 2017 through July 31, 2017, the company’s Angolan operations generated vessel revenues of approximately $34 million, or 23%, of its consolidated vessel revenue, from an average of approximately 50 company-owned vessels that are marketed through the Sonatide joint venture (21 of which were stacked on average during the period from April 1, 2017 through July 31, 2017). For the period from August 1, 2017 through December 31, 2017, the company’s Angolan operations generated vessel revenues of approximately $34 million, or 20%, of its consolidated vessel revenue, from an average of approximately 43 company-owned vessels that are marketed through the Sonatide joint venture (16 of which were stacked on average during the period from August 1, 2017 through December 31, 2017). For the twelve months ended March 31, 2017, the company’s Angolan operations generated vessel revenues of approximately $127 million, or 22%, of consolidated vessel revenue, from an average of approximately 58 company-owned vessels (20 of which were stacked on average during the twelve months ended March 31, 2017).

Sonatide owns seven vessels (four of which are currently stacked) and certain other assets, in addition to earning commission from company-owned vessels marketed through the Sonatide joint venture (owned 49% by the company). As of December 31, 2017 and March 31, 2017, the carrying value of the company’s investment in the Sonatide joint venture, which is included in “Investments in, at equity, and advances to unconsolidated companies,” was approximately $27 million and $45 million, respectively. As a result of fresh-start accounting the company’s investment in Sonatide was assigned a fair value based on the discounted cash flows of Sonatide’s operations. This resulted in a difference between the carrying value of the company’s investment balance and the company’s share of the net assets of the joint venture companies as of July 31, 2017 of approximately $28 million which will be amortized over ten years.

Management continues to explore ways to profitably participate in the Angolan market while evaluating opportunities to reduce the overall level of exposure to the increased risks that the company believes characterize the Angolan market. Included among mitigating measures taken by the company to address these risks is the redeployment of vessels from time to time to other markets. Redeployment of vessels to and from Angola during the period from April 1, 2017 through July 31, 2017, during the period from August 1, 2017 through December 31, 2017, and year ended March 31, 2017 has resulted in a net three, three and 22 vessels transferred out of Angola, respectively.

Brazilian Customs

In April 2011, two Brazilian subsidiaries of the company were notified by the Customs Office in Macae, Brazil that they were jointly and severally being assessed fines of 155 million Brazilian reais (approximately $46.8 million as of December 31, 2017). The assessment of these fines is for the alleged failure of these subsidiaries to obtain import licenses with respect to 17 company vessels that provided Brazilian offshore vessel services to Petrobras, the Brazilian national oil company, over a three-year period ended December 2009. After consultation with its Brazilian tax advisors, the company and its Brazilian subsidiaries believe that vessels that provide services under contract to the Brazilian offshore oil and gas industry are deemed, under applicable law and regulations, to be temporarily imported into Brazil, and thus exempt from the import license requirement. The Macae Customs Office has, without a change in the underlying applicable law or regulations, taken the position that the temporary importation exemption is only available to new, and not used, goods imported into Brazil and therefore it was improper for the company to deem its vessels as being temporarily imported. The fines have been assessed based on this new interpretation of Brazilian customs law taken by the Macae Customs Office.

After consultation with its Brazilian tax advisors, the company believes that the assessment is without legal justification and that the Macae Customs Office has misinterpreted applicable Brazilian law on duties and customs. The company is vigorously contesting these fines (which it has neither paid nor accrued). Based on the advice of its Brazilian counsel, the company believes that it has a high probability of success with respect to overturning the entire amount of the fines, either at the administrative appeal level or, if necessary, in Brazilian courts. In May 2016, a final administrative appeal allowed fines totaling 3 million Brazilian reais (approximately $0.9 million as of December 31, 2017). The company appealed this 3 million Brazilian reais administrative award to the appropriate Brazilian court and deposited 6 million Brazilian reais (approximately $1.8 million as of December 31, 2017) with the court. The 6 million Brazilian reais deposit represents the amount of the award and the substantial interest that would be due if the company did not prevail in this court action. The court action is in its initial stages. Fines totaling 30 million Brazilian reais (approximately $9.1 million as of December 31, 2017) are still subject to additional administrative appeals board hearings, but the company believes that previous administrative appeals board decisions will be helpful in those upcoming hearings for the vast majority of amounts still claimed by the Macae Customs Office. The remaining fines totaling 122 million (approximately $36.8 million as of December 31, 2017) of the original 155 million Brazilian reais of fines are now formally decided in favor of the company and are no longer at issue. The company believes that the ultimate resolution of this matter will not have a material effect on the company’s financial position, results of operations or cash flows.

Repairs to U.S. Flagged Vessels Operating Abroad

During fiscal 2015 the company became aware that it may have had compliance deficiencies in documenting and declaring upon re-entry to the U.S. certain foreign purchases for or repairs to U.S. flagged vessels while they were working outside of the U.S. When a U.S. flagged vessel operates abroad, certain foreign purchases for or repairs made to the U.S. flagged vessel while it is outside of the U.S. are subject to declaration with U.S. Customs and Border Protection (CBP) upon re-entry to the U.S. and are subject to 50% vessel repair duty. During our examination of our filings made in or prior to fiscal 2015 with CBP, we determined that it was necessary to file amended forms with CBP to supplement previous filings. We have amended several vessel repair entries with CBP and have paid additional vessel repair duties and interest associated with these amended forms. We continue to review and evaluate the return of other U.S. flagged vessels to the U.S. to determine whether it is necessary to adjust our responses in any of those instances. To the extent that further evaluation requires us to file amended entries for additional vessels, we do not yet know the final magnitude of duties, civil penalties, fines and interest associated with amending the entries for these vessels. It is also possible that CBP may seek to impose civil penalties, fines or interest in connection with amended forms already submitted.

Currency Devaluation and Fluctuation Risk

Due to the company’s international operations, the company is exposed to foreign currency exchange rate fluctuations and exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses are incurred in local currencies with the result that the company is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. We generally do not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes us to the risk of exchange rate losses. To minimize the financial impact of these items, the company attempts to contract a significant majority of its services in U.S. dollars. In addition, the company attempts to minimize the financial impact of these risks by matching the currency of the company’s operating costs with the currency of the revenue streams when considered appropriate. The company continually monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars. Discussions related to the company’s Angolan operations are disclosed in Note (14) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus.

Legal Proceedings

Arbitral Award for the Taking of the Company’s Venezuelan Operations

On December 27, 2016, the annulment committee formed under the rules of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) issued a decision on the Bolivarian Republic of Venezuela’s (“Venezuela”) application to annul the award rendered by an ICSID tribunal on March 13, 2015. As previously reported, the award granted two subsidiaries of the Company (the “Claimants”) compensation for Venezuela’s expropriation of their investments in that country. The nature of the investments expropriated and the progress of the ICSID proceeding were previously reported by the company in prior filings. The annulment committee’s decision reduced the total compensation awarded to the Claimants to $36.4 million. That compensation is accruing interest at an annual rate of 4.5% compounded quarterly from May 8, 2009 to the date of payment of that amount ($17.1 million as of December 31, 2017). The annulment committee also left undisturbed the portion of the award that granted the Claimants $2.5 million in legal fees and other costs related to the arbitration. The reduction of $10 million in compensation from the earlier award of $46.4 million represents that portion of the tribunal’s award that the annulment committee determined had not been properly explained by the tribunal’s analysis. The final aggregate award is therefore $56.1 million as of December 31, 2017. The award for that amount is immediately enforceable and not subject to any further stay of enforcement. The annulment committee’s decision is not subject to any further ICSID review, appeal or other substantive proceeding.

The company is committed to taking appropriate steps to enforce and collect the award, which is enforceable in any of the 150 member states that are party to the ICSID Convention. As an initial step, the company had the award recognized and entered in March 2015 as a judgment by the United States District Court for the Southern District of New York. A recent federal court of appeals decision resulted in that judgment being vacated for reasons related to service of process. The company has already initiated a separate court action in Washington, D.C. using a different service of process method and expects to be successful in having the award recognized in the Washington, D.C. court. In addition, the award has been recognized and entered in November 2016 as a final judgment of the High Court of Justice of England and Wales. Even with the likely eventual recognition of the award in the United States and the current recognition by the court in the United Kingdom, the company recognizes that collection of the award may present significant practical challenges. The company is accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450 Contingencies.

Legal Proceedings

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on the company’s financial position, results of operations, or cash flows.

(15) FAIR VALUE MEASUREMENTS AND DISCLOSURES

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Other Financial Instruments

The company’s primary financial instruments consist of cash and cash equivalents, restricted cash, trade receivables and trade payables with book values that are considered to be representative of their respective fair values. The company periodically utilizes derivative financial instruments to hedge against foreign currency denominated assets and liabilities, currency commitments, or to lock in desired interest rates. These transactions are generally spot or forward currency contracts or interest rate swaps that are entered into with major financial institutions. Derivative financial instruments are intended to reduce the company’s exposure to foreign currency exchange risk and interest rate risk. The company enters into derivative instruments only to the extent considered necessary to address its risk management objectives and does not use derivative contracts for speculative purposes. The derivative instruments are recorded at fair value using quoted prices and quotes obtainable from the counterparties to the derivative instruments.

Cash Equivalents. The company’s cash equivalents, which are securities with maturities less than 90 days, are held in money market funds or time deposit accounts with highly rated financial institutions. The carrying value for cash equivalents is considered to be representative of its fair value due to the short duration and conservative nature of the cash equivalent investment portfolio.

Spot Derivatives. Spot derivative financial instruments are short-term in nature and generally settle within two business days. The fair value of spot derivatives approximates the carrying value due to the short-term nature of this instrument, and as a result, no gains or losses are recognized.

The company did not have any foreign currency spot contracts as of December 31, 2017. The company had six outstanding foreign exchange spot contracts at March 31, 2017, which had a notional value of $1.5 million the last of which settled April 4, 2017.

Forward Derivatives. Forward derivative financial instruments are generally longer-term in nature but generally do not exceed one year. The accounting for gains or losses on forward contracts is dependent on the nature of the risk being hedged and the effectiveness of the hedge. Forward contracts are valued using counterparty quotations, and we validate the information obtained from the counterparties in calculating the ultimate fair values using the market approach and obtaining broker quotations. As such, these derivative contracts are classified as Level 2.

At December 31, 2017 and March 31, 2017, the company had no remaining forward contracts outstanding. The combined change in fair value of the Norwegian kroner (NOK) forward contracts settled during the twelve months ended March 31, 2017 was $0.7 million, all of which was recorded as a foreign exchange loss because the forward contracts did not qualify as hedge instruments. All changes in the fair value of the settled forward contracts were recorded in earnings.

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of December 31, 2017:

	Successor
(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market cash equivalents	$399,322	399,322	—	—

Total fair value of assets	$399,322	399,322	—	—

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of March 31, 2017:

	Predecessor
(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market cash equivalents	$664,412	664,412	—	—

Total fair value of assets	$664,412	664,412	—	—

(16) GAIN ON DISPOSITION OF ASSETS, NET

The company seeks opportunities to dispose its older vessels when market conditions warrant and opportunities arise. As such, vessel dispositions vary from year to year, and gains on sales of assets may also fluctuate significantly from period to period. The majority of the company’s vessels are sold to buyers who do not compete with the company in the offshore energy industry.

The number of vessels disposed along with the gain on the dispositions, are as follows:

	Successor	Predecessor
(In thousands, except number of vessels disposed)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Gain (loss) on vessels disposed	$(163)	509	(102)
Number of vessels disposed	11	7	12

Included in gain on dispositions of assets, net for the period from August 1, 2017 through December 31, 2017 are gains on the sale of the company’s eight ROVs of $7.1 million. The eight ROVs represent substantially all of the company’s subsea assets which had a net book value immediately prior to the sale of $15.7 million. Included in other operating revenues for the period from August 1, 2017 through December 31, 2017, the period from April 1, 2017 through July 31, 2017 and the year ended March 31, 2017 were $2.5 million, $0.8 million and $3.2 million, respectively, of revenues related to the company’s subsea business.

Included in gain on dispositions of assets, net for the period from April 1, 2017 through July 31, 2017 are amortized gains on sale/leaseback transactions of $3.0 million which reflects gains recognized through the Petition Date of May 17, 2017. Unamortized deferred gains as of the Petition Date of $105.9 million were credited to reorganization items as a result of the lease rejections. Please refer to Note (13) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for additional information regarding the company’s rejection of its sale leaseback vessels in conjunction with the Plan.

Included in gain on dispositions of assets, net for the year ended March 31, 2017 are amortized gains on sale/leaseback transactions of $23.4 million.

(17) SEGMENT INFORMATION, GEOGRAPHICAL DATA AND MAJOR CUSTOMERS

The company follows the disclosure requirements of ASC 280, Segment Reporting. Operating business segments are defined as a component of an enterprise for which separate financial information is available and is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Amounts in these financial statements have been recast from the original financial statements included in the company’s Transition Report on Form 10-KT filed on March 15, 2018 to provide comparative information which conforms with the company’s current segment alignment. During calendar year 2018 the company’s Africa/Europe segment was split as a result of management realignment such that the company’s operations in Europe and Mediterranean Sea regions and the company’s West Africa regions are now separately reported segments. As such, the company now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. The company’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how the company’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have also been recast to conform to the new segment alignment.

The following table provides a comparison of revenues, vessel operating profit, depreciation and amortization, and additions to properties and equipment. Vessel revenues and operating costs relate to vessels owned and operated by the company while other operating revenues relate to the activities of the company’s shipyards, brokered vessels and other miscellaneous marine-related businesses.

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Revenues:
Vessel revenues:
Americas	$45,784	40,848	239,843
Middle East/Asia Pacific	39,845	36,313	114,618
Europe/Mediterranean Sea	19,895	15,466	42,667
West Africa	66,360	53,970	186,688

	171,884	146,597	583,816
Other operating revenues	6,869	4,772	17,795

	$178,753	151,369	601,611

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Vessel operating profit (loss):
Americas	$(1,599)	(22,549)	18,873
Middle East/Asia Pacific	451	(1,434)	(25,310)
Europe/Mediterranean Sea	(1,497)	(12,680)	(26,733)
West Africa	2,308	(8,828)	(24,662)

	(337)	(45,491)	(57,832)
Other operating profit (loss)	1,614	876	(1,548)

	1,277	(44,615)	(59,380)
Corporate general and administrative expenses (A)	(14,823)	(17,542)	(55,389)
Corporate depreciation	(166)	(704)	(2,456)

Corporate expenses	(14,989)	(18,246)	(57,845)

Gain on asset dispositions, net	6,616	3,561	24,099
Asset impairments	(16,777)	(184,748)	(484,727)

Operating loss	(23,873)	(244,048)	(577,853)

Foreign exchange loss	(407)	(3,181)	(1,638)
Equity in net earnings of unconsolidated companies	2,130	4,786	5,710
Interest income and other, net	2,771	2,384	5,193
Reorganization items	(4,299)	(1,396,905)	—
Interest and other debt costs	(13,009)	(11,179)	(75,026)

Loss before income taxes	$(36,687)	(1,648,143)	(643,614)

Depreciation and amortization:
Americas	$5,767	13,945	48,814
Middle East/Asia Pacific	4,716	9,967	40,849
Europe/Mediterranean Sea	2,794	9,060	26,538
West Africa	6,067	12,632	44,204

	19,344	45,604	160,405
Other	827	1,139	4,430
Corporate	166	704	2,456

	$20,337	47,447	167,291

Additions to properties and equipment:
Americas	$144	27	93
Middle East/Asia Pacific	2,596	1,042	1,612
Europe/Mediterranean Sea	—	—	—
West Africa	195	375	743

	2,935	1,444	2,448
Corporate	6,899	821	28,099

	$9,834	2,265	30,547

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Total assets (B):
Americas	$164,958	714,891	779,778
Middle East/Asia Pacific	48,268	424,896	583,385
Europe/Mediterranean Sea	171,157	597,819	588,519
West Africa	864,299	1,277,552	1,308,836

	1,248,682	3,015,158	3,260,518
Other	2,443	20,392	21,580

	1,251,125	3,035,550	3,282,098
Investments in and advances to unconsolidated companies	29,216	49,367	45,115

	1,280,341	3,084,917	3,327,213
Corporate (C)	465,839	799,752	863,486

	$1,746,180	3,884,669	4,190,699

(A)

Restructuring-related professional services costs for the five month period from August 1, 2017 through December 31, 2017 are included in reorganization items. Included in corporate general and administrative expenses for the period four month period April 1, 2017 through July 31, 2017 (Predecessor) and year ended March 31, 2017 (Predecessor) were $6.7 million and $29 million of restructuring-related professional service costs, respectively.

(B)

Marine support services are conducted worldwide with assets that are highly mobile. Revenues are principally derived from offshore service vessels, which regularly and routinely move from one operating area to another, often to and from offshore operating areas in different continents. Because of this asset mobility, revenues and long-lived assets attributable to the company’s international marine operations in any one country are not material.

(C)

Included in Corporate are vessels currently under construction which had not yet been assigned to a non-corporate reporting segment. The vessel construction costs will be reported in Corporate until the earlier of the vessels being assigned to a non-corporate reporting segment or the vessels’ delivery. At December 31, 2017 (Successor), July 31, 2017 (Predecessor) and March 31, 2017 (Predecessor), was $9.3 million, $47.5 million and $52.4 million, respectively, of vessel construction costs were included in Corporate.

The following table discloses the amount of revenue by segment, and in total for the worldwide fleet, along with the respective percentage of total vessel revenue:

	Successor		Predecessor
	Period from August 1, 2017 through December 31, 2017		Period from April 1, 2017 through July 31, 2017		Year Ended March 31, 2017
Revenue by vessel class: (In thousands):		% of Vessel Revenue		% of Vessel Revenue		% of Vessel Revenue
Americas fleet:
Deepwater	$26,860	16%	21,617	15%	171,334	29%
Towing-supply	13,835	8%	15,021	10%	56,561	10%
Other	5,089	3%	4,210	3%	11,948	2%
Total	$45,784	27%	40,848	28%	239,843	41%
Middle East/Asia Pacific fleet:
Deepwater	$14,792	9%	13,368	9%	35,526	6%
Towing-supply	25,053	14%	22,945	16%	79,092	13%
Other	—	—	—	—	—	—
Total	$39,845	23%	36,313	25%	114,618	19%
Europe/Mediterranean Sea fleet:
Deepwater	$18,204	10%	11,620	8%	39,492	7%
Towing-supply	1,691	1%	3,846	3%	2,659	1%
Other	—	—	—	—	516	<1%
Total	$19,895	11%	15,466	11%	42,667	8%
West Africa fleet:
Deepwater	$24,131	13%	18,126	12%	62,882	11%
Towing-supply	33,806	20%	31,297	21%	100,073	17%
Other	8,423	5%	4,547	3%	23,733	4%
Total	$66,360	39%	53,970	36%	186,688	32%
Worldwide fleet:
Deepwater	$83,987	49%	64,731	44%	309,234	53%
Towing-supply	74,385	43%	73,109	50%	238,385	41%
Other	13,512	8%	8,757	6%	36,197	6%
Total	$171,884	100%	146,597	100%	583,816	100%

The following table discloses our customers that accounted for 10% or more of total revenues:

	Successor	Predecessor
	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Chevron Corporation	17.4%	17.5%	16.3%
Freeport McMoRan (A)	—	—	11.3%
Saudi Aramco	10.1%	11.7%	10.0%

(A)	A significant portion of this customer’s year ended March 31, 2017 revenue was the result of the early termination of a long-term vessel charter contract.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected financial information for interim periods, is as follows:

	Successor		Predecessor
(In thousands except per share data)	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
Nine Month Transition Period Ended December 31, 2017
Revenues	$104,453	74,300	36,263	115,106
Operating income (loss) (B)	(18,091)	(5,782)	(38,674)	(205,374)
Net loss attributable to Tidewater Inc.	(23,573)	(15,693)	(1,122,475)	(524,434)
Basic loss per share attributable to Tidewater Inc.	$(1.02)	(.81)	(23.82)	(11.13)
Diluted loss per share attributable to Tidewater Inc.	$(1.02)	(.81)	(23.82)	(11.13)

	Predecessor
(In thousands except per share data)	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Quarter Ended March 31, 2017
Year Ended March 31, 2017
Revenues (A)	$167,925	143,722	129,215	160,749
Operating income (loss) (B)	(66,135)	(155,344)	(287,034)	(69,340)
Net loss attributable to Tidewater Inc.	(89,097)	(178,490)	(297,676)	(94,855)
Basic loss per share attributable to Tidewater Inc.	$(1.89)	(3.79)	(6.32)	(2.01)
Diluted loss per share attributable to Tidewater Inc.	$(1.89)	(3.79)	(6.32)	(2.01)

(A)	Included in revenues for the quarter ended March 31, 2017 is $39.1 million of revenue related to early cancellation of a long-term vessel charter contract.
(B)

Operating income consists of revenues less operating costs and expenses, depreciation, vessel operating leases, goodwill impairment, restructuring charges, asset impairments, general and administrative expenses and gain on asset dispositions, net, of the company’s operations. Asset impairments, net, are as follows:

	Successor		Predecessor
(In thousands)	Quarter Ended December 31, 2017	Period from August 1, 2017 through September 30, 2017	Period from July 1, 2017 through July 31, 2017	Quarter Ended June 30, 2017
Nine Month Transition Period Ended December 31, 2017:
Asset impairments	$16,777	—	21,325	163,423

	Predecessor
(In thousands except per share data)	Quarter Ended June 30, 2016	Quarter Ended September 30, 2016	Quarter Ended December 31, 2016	Quarter Ended March 31, 2017
Year Ended March 31, 2017
Asset impairments	$36,886	129,562	253,422	64,857

(19) ASSET IMPAIRMENTS

Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, and actual recent sales of similar vessels, among others. For vessels with more significant carrying values, we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in our determination of fair value estimates.

Due in part to the modernization of the company’s fleet, more vessels that are being stacked are newer vessels that are expected to return to active service. Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to service are evaluated for impairment as part of their assigned active asset group and not individually.

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, the company estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

During the five month period from August 1, 2017 through December 31, 2017 (Successor), the company recognized $14.4 million of impairment charges on five vessels that were stacked. The fair value of vessels in the stacked fleet incurring impairment during the period from August 1, 2017 through December 31, 2017 (Successor) was $8.8 million (after having recorded impairment charges).

During the five month period from August 1, 2017 through December 31, 2017 (Successor), there were no impairments related to active vessels.

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), the company recognized $157.8 million of impairment charges on 73 vessels that were stacked. The fair value of vessels in the stacked fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) was $505.6 million (after having recorded impairment charges).

During the four month period from April 1, 2017 through July 31, 2017 (Predecessor), the company recognized $26.9 million of impairments on six vessels in the active fleet. The fair value of vessels in the active fleet incurring impairment during the period from April 1, 2017 through July 31, 2017 (Predecessor) 2017 was $66.2 million (after having recorded impairment charges).

The table below summarizes the number of vessels and ROVs impaired, the amount of impairment incurred and the combined fair value of the assets after having recorded the impairment charges.

	Successor	Predecessor
(In thousands)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Year Ended March 31, 2017
Number of vessels impaired during the period	5	79	132
Number of ROVs impaired during the period	—	—	8
Amount of impairment incurred (A)	$16,777	184,748	484,727
Combined fair value of assets incurring impairment after having recorded impairment charges	8,763	571,821	933,068

(A)

The period August 1, 2017 through December 31, 2017 and the year ended March 31, 2017 included $2.3 million and $2.2 million, respectively, of impairments related to inventory and other non-vessel assets.

Please refer to Note (1) of “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus for a discussion of the company’s accounting policy for accounting for the impairment of long-lived assets.

(20) TRANSITION PERIOD COMPARATIVE DATA

The following table presents certain financial information for the nine months ended December 31, 2017 and 2016, respectively:

	Successor	Predecessor
(In thousands, except share and per share data)	Period from August 1, 2017 through December 31, 2017	Period from April 1, 2017 through July 31, 2017	Nine month period ended December 31, 2016 (unaudited)
Revenues	$178,753	151,369	440,862
Operating loss	(23,873)	(244,048)	(508,513)
Loss before income taxes	(36,687)	(1,648,143)	(558,359)
Income tax (benefit) expense	2,039	(1,234)	4,680
Net loss attributable to Tidewater Inc.	(39,266)	(1,646,909)	(565,263)
Basic loss per common share	(1.82)	(34.95)	(12.01)
Diluted loss per common share	(1.82)	(34.95)	(12.01)
Weighted average common shares outstanding	21,539,143	47,121,330	47,067,887
Dilutive effect of stock options and restricted stock	—	—	—
Adjusted average common shares outstanding	21,539,143	47,121,330	47,067,887

(21) SUBSEQUENT EVENTS

Angolan Kwanza Devaluation

In January and February 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar devalued from a ratio of approximately 168 to 1 to a ratio of approximately 213 to 1, or approximately 27%. Depending on Angolan kwanza denominated balance sheet account balances at December 31, 2017, Sonatide could recognize a further exchange loss estimated to be approximately $28 million. The company would recognize 49% of the total foreign exchange loss recorded by Sonatide, or approximately $14 million through equity in net earnings (losses) of unconsolidated companies.

New Secured Notes Tender Offer

On February 2, 2018, the company commenced an offer to purchase (the “Offer”) up to $24,700,276 aggregate principal amount (the “Offer Amount”) of its outstanding 8.00% senior secured notes due 2022 (the “Notes”) for cash. The Offer expired at 5:00 p.m., New York City time on March 6, 2018.

The Offer was made pursuant to Section 4.04 of that certain indenture dated as of July 31, 2017, among the company, each of the guarantors party thereto, and Wilmington Trust, National Association, as Trustee and Collateral Agent (the “Indenture”) governing the Notes, which requires the company to make cash offers to the registered or beneficial holders (the “Holders” and each, a “Holder”) of the Notes within 60 days of the date that the net proceeds realized by the company from Asset Sales (as defined in the Indenture) exceed $10 million (the “Asset Sale Threshold”).

The Notes were issued on July 31, 2017. Since the issuance of the Notes, the company conducted certain Asset Sales. On December 19, 2017, the aggregate net proceeds realized from such Asset Sales exceeded the Asset Sale Threshold, which triggered the obligation under the Indenture for the company to commence the Offer.

On March 7, 2018, we purchased $46,023 aggregate principal amount of the Notes that were validly tendered and not withdrawn in accordance with the terms and conditions of the Offer. Holders who timely and validly tendered their Notes received consideration of $1.00 per $1.00 principal amount of Notes, plus accrued and unpaid interest on those Notes to, but excluding the settlement date, in accordance with the terms of the Offer.

The aggregate principal amount of tendered and accepted Notes was less than the Offer Amount. Cash in an amount equal to the difference between the Offer Amount and the principal amount of the Notes accepted for tender (or $24.7 million), is now available for use by the company in any manner not prohibited by the Indenture.

If, after the date of the last offer to purchase Notes from Holders, excess proceeds from Asset Sales by the company once again exceed the Asset Sale Threshold, the company will be required to conduct an offer to purchase Notes from the Holders within 60 days of the date the Asset Sale Threshold was exceeded; however, the company is not required to conduct an offer to purchase Notes from Holders earlier than six months after the last offer to purchase.

SCHEDULE II

TIDEWATER INC. AND SUBSIDIARIES Valuation and Qualifying Accounts

(In thousands)

Description	Balance at Beginning of period	Additions at Cost	Deductions		Balance at End of Period
Year Ended March 31, 2017 (Predecessor)
Deducted in balance sheet from Trade accounts receivables:
Allowance for doubtful accounts	$11,450	5,348	633		16,165

Period from April 1, 2017 through July 31, 2017 (Predecessor)
Deducted in balance sheet from Trade accounts receivables:
Allowance for doubtful accounts	$16,165	—	16,165	(A)	—

Period from August 1, 2017 through December 31, 2017 (Successor)
Deducted in balance sheet from Trade accounts receivables:
Allowance for doubtful accounts	$—	1,800	—		1,800

(A)	Approximately $15.4 million was deducted from the allowance for doubtful accounts in conjunction with the application of fresh-start accounting upon emergence from Chapter 11 bankruptcy.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

TIDEWATER INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and par value data)

	Successor
	June 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$459,286	432,035
Restricted cash	5,213	21,300
Trade and other receivables, net	96,630	114,184
Due from affiliates	197,059	230,315
Marine operating supplies	28,930	28,220
Other current assets	10,213	19,130

Total current assets	797,331	845,184

Investments in, at equity, and advances to unconsolidated companies	1,335	29,216
Net properties and equipment	803,725	837,520
Deferred drydocking and survey costs	14,372	3,208
Other assets	26,779	31,052

Total assets	$1,643,542	1,746,180

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$30,561	38,497
Accrued expenses	49,312	54,806
Due to affiliates	62,353	99,448
Accrued property and liability losses	2,790	2,585
Current portion of long-term debt	6,290	5,103
Other current liabilities	17,815	19,693

Total current liabilities	169,121	220,132

Long-term debt	438,559	443,057
Accrued property and liability losses	2,651	2,471
Other liabilities	57,685	58,576
Commitments and Contingencies (Note 10)

Equity:
Successor Common stock of $0.001 par value, 125,000,000 shares authorized, 26,085,274 and 22,115,916 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	26	22
Additional paid-in capital	1,064,039	1,059,120
Retained deficit	(89,378)	(39,266)
Accumulated other comprehensive loss	(403)	(147)

Total stockholders’ equity	974,284	1,019,729
Noncontrolling interests	1,242	2,215

Total equity	975,526	1,021,944
Total liabilities and equity	$1,643,542	1,746,180

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(In thousands, except share and per share data)

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues:
Vessel revenues	$104,174	112,257	191,668	269,162
Other operating revenues	1,427	2,849	5,426	6,693

	105,601	115,106	197,094	275,855

Costs and expenses:
Vessel operating costs	68,012	83,773	129,376	164,618
Costs of other operating revenues	642	1,585	3,116	4,274
General and administrative	24,425	33,059	47,990	74,786
Vessel operating leases	—	5,542	—	13,985
Depreciation and amortization	12,785	36,287	24,802	73,879
Gain on asset dispositions, net	(1,338)	(3,189)	(3,257)	(9,253)
Asset impairments	1,215	163,423	7,401	228,280

	105,741	320,480	209,428	550,569

Operating loss	(140)	(205,374)	(12,334)	(274,714)
Other income (expenses):
Foreign exchange loss	(1,002)	(1,157)	(1,350)	(493)
Equity in net earnings (losses) of unconsolidated companies	390	4,517	(15,049)	7,358
Interest income and other, net	2,914	1,680	2,786	3,268
Reorganization items	—	(313,176)	—	(313,176)
Interest and other debt costs, net	(7,547)	(10,605)	(15,146)	(31,613)

	(5,245)	(318,741)	(28,759)	(334,656)

Loss before income taxes	(5,385)	(524,115)	(41,093)	(609,370)
Income tax expense	5,797	295	9,118	2,012

Net loss	$(11,182)	(524,410)	(50,211)	(611,382)
Less: Net income (loss) attributable to noncontrolling interests	(242)	24	(99)	7,907

Net loss attributable to Tidewater Inc.	$(10,940)	(524,434)	(50,112)	(619,289)

Basic loss per common share	$(0.44)	(11.13)	(2.09)	(13.15)

Diluted loss per common share	$(0.44)	(11.13)	(2.09)	(13.15)

Weighted average common shares outstanding	24,654,220	47,121,304	23,989,254	47,101,155
Dilutive effect of stock options and restricted stock	—	—	—	—

Adjusted weighted average common shares	24,654,220	47,121,304	23,989,254	47,101,155

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(In thousands)

	Successor	Predecessor	Successor	Predecessor
	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Net loss	$(11,182)	(524,410)	(50,211)	(611,382)
Other comprehensive income:
Unrealized gains (losses) on available for sale securities, net of tax of $0, $0, $0 and $61	43	86	(256)	(8)
Change in loss on derivative contract, net of tax of $0, $0, $0 and $823	—	—	—	1,317
Change in supplemental executive retirement plan liability, net of tax of $0, $0, $0 and ($927)	—	—	—	(1,721)
Change in pension plan minimum liability, net of tax of $0, $0, $0 and $215	—	—	—	399
Change in other benefit plan minimum liability, net of tax of $0, $0, $0 and ($2,046)	—	—	—	(3,799)

Total comprehensive loss	$(11,139)	(524,324)	(50,467)	(615,194)

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Successor	Predecessor
	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Operating activities:
Net loss	$(50,211)	(611,382)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Reorganization items	—	308,011
Depreciation and amortization	22,572	73,879
Amortization of deferred drydocking and survey costs	2,230	—
Amortization of debt premium and discounts	(900)	—
Provision for deferred income taxes	—	(7,743)
Gain on asset dispositions, net	(3,257)	(9,253)
Asset impairments	7,401	228,280
Changes in investments in, at equity, and advances to unconsolidated companies	27,881	(9,163)
Compensation expense—stock-based	6,139	(562)
Excess tax liability on stock option activity	—	4,927
Changes in assets and liabilities, net:
Trade and other receivables	(15,097)	57,701
Changes in due to/from related parties, net	19,869	22,983
Marine operating supplies	(711)	(922)
Other current assets	8,752	(22,668)
Accounts payable	1,709	(15,384)
Accrued expenses	(6,652)	17,870
Accrued property and liability losses	205	(816)
Other current liabilities	5,590	(1,216)
Other liabilities	11	3,135
Cash paid for deferred drydocking and survey costs	(13,394)	—
Other, net	4,846	9,110

Net cash provided by operating activities	16,983	46,787

Cash flows from investing activities:
Proceeds from sales of assets	12,968	3,072
Additions to properties and equipment	(5,775)	(9,982)
Proceeds related to novated vessel construction contract	—	5,272

Net cash provided by (used in) investing activities	7,193	(1,638)

Cash flows from financing activities:
Principal payment on long-term debt	(2,637)	(5,048)
Payments to General Unsecured Creditors	(8,377)	—
Other	(1,998)	(6,127)

Net cash used in financing activities	(13,012)	(11,175)

Net change in cash, cash equivalents and restricted cash	11,164	33,974
Cash, cash equivalents and restricted cash at beginning of period	453,335	649,804

Cash, cash equivalents and restricted cash at end of period	$464,499	683,778

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$16,134	8,651
Income taxes	$10,083	5,778
Supplemental disclosure of non-cash investing activities:
Additions to properties and equipment	$—	282

The accompanying notes are an integral part of the condensed consolidated financial statements.

TIDEWATER INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

(In thousands)

	Common stock	Additional paid-in capital	Retained (deficit) earnings	Accumulated other comprehensive loss	Non controlling interest	Total
Balance at December 31, 2017 (Successor)	$22	1,059,120	(39,266)	(147)	2,215	1,021,944
Total comprehensive loss	—	—	(50,112)	(256)	(99)	(50,467)
Issuance of common stock	4	(2)	—	—	—	2
Amortization of restricted stock units	—	6,047	—	—	—	6,047
Acquisition of noncontrolling interests	—	(1,126)	—	—	(874)	(2,000)

Balance at June 30, 2018 (Successor)	$26	1,064,039	(89,378)	(403)	1,242	975,526

Balance at December 31, 2016 (Predecessor)	$4,707	171,018	1,570,027	(6,446)	8,258	1,747,564
Total comprehensive loss	—	—	(619,289)	(3,812)	7,907	(615,194)
Stock option activity	—	562	—	—	—	562
Cancellation of restricted stock awards	—	—	157	—	—	157
Amortization/cancellation of restricted stock units	5	(6,064)	—	—	—	(6,059)
Cash paid to noncontrolling interests	—	—	—	—	(1,200)	(1,200)

Balance at June 30, 2017 (Predecessor)	$4,712	165,516	950,895	(10,258)	14,965	1,125,830

The accompanying notes are an integral part of the condensed consolidated financial statements.

(1) INTERIM FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements for the interim periods presented herein have been prepared in conformity with United States generally accepted accounting principles and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the unaudited condensed consolidated financial statements at the dates and for the periods indicated as required by Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (SEC). Results of operations for interim periods are not necessarily indicative of results of operations for the respective full years. These unaudited condensed consolidated financial statements should be read in conjunction with Tidewater’s consolidated financial statements for the nine month transition period ended December 31, 2017 and notes thereto included in this joint proxy statement/prospectus.

The unaudited condensed consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany balances and transactions are eliminated in consolidation. The company uses the equity method to account for equity investments over which the company exercises significant influence but does not exercise control and is not the primary beneficiary. Unless otherwise specified, all per share information included in this document is on a diluted earnings per share basis.

Reorganization and Fresh Start Accounting

References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized company subsequent to July 31, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the company through July 31, 2017.

On July 31, 2017, the company and certain of its subsidiaries that had been named as additional debtors in the Chapter 11 proceedings emerged from bankruptcy after successfully completing its reorganization pursuant to the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of the company and its Affiliated Debtors (the “Plan”). Upon the company’s emergence from Chapter 11 bankruptcy, the company qualified for and adopted fresh-start accounting in accordance with the provisions set forth in ASC 852, which requires the company to present its assets, liabilities, and equity as if it were a new entity upon emergence from bankruptcy. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the company’s consolidated financial statements and resulted in the company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements after July 31, 2017 are not comparable with the financial statements prior to July 31, 2017. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

(2) ACCOUNTING PRONOUNCEMENTS

From time to time new accounting pronouncements are issued by the FASB that are adopted by the company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the company’s consolidated financial statements upon adoption.

In March 2017, the FASB issued ASU 2017-7, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Costs. This new guidance amends the requirements related to the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. This new guidance was effective for the company in January 2018. The adoption of this guidance required a retrospective approach and did not have a material effect on the company’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This new guidance was effective for the company in January 2018. The adoption of this guidance required a modified retrospective approach and did not have a material effect on the company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends ASC 230 to add or clarify guidance on the classification of certain specific types of cash receipts in the statement of cash flows with the intent of reducing diversity in practice. This new guidance was effective for the company in January 2018. The adoption of this guidance required a retrospective approach and did not have a material effect on the company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which amended guidance for lease arrangements in order to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The revised guidance requires lessees to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements. In July 2018, the FASB finalized the targeted improvements to ASU 2016-02, which provided for an optional transition method whereby entities may prospectively adopt the ASU with cumulative catch-up upon adoption and provided lessors with a practical expedient that would allow lessors to account for the combined lease and non-lease components under ASU 2014-09 when the non-lease component is the predominant element of the combined component. The new guidance will be effective for the company in January 2019. Upon adoption of the new lease accounting standard the company will record right of use assets and corresponding lease liabilities that are not expected to be material to the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes prior revenue recognition guidance and provides a five step recognition framework that requires entities to recognize the amount of revenue to which it expects to be entitled for the transfer of goods and services. This new revenue standard was effective for the company in January 2018 and was adopted using the modified retrospective approach. The company adopted this standard on January 1, 2018, and did not adjust the beginning accumulated deficit. The necessary changes to the company’s business processes, systems and controls to support recognition and disclosure of this ASU upon adoption on January 1, 2018, have been implemented. Prior to the adoption of this ASU, the company recognized mobilization fees as revenue in the period earned. Customer reimbursed vessel modifications were not reflected in the statement of earnings. Refer to Note (3) for further details.

(3) REVENUE RECOGNITION

The company’s primary source of revenue is derived from time charter contracts for which the company provides a vessel and crew on a rate per day of service basis. Services provided under respective charter contracts represent a single performance obligation satisfied over time and are comprised of a series of time increments; therefore, vessel revenues are recognized on a daily basis throughout the contract period. These vessel time charter contracts are generally either on a “term” basis (ranging from three months to three years) or on a “spot” basis. Spot contract terms generally range from one day to three months. There are no material differences in the cost structure of the company’s contracts based on whether the contracts are spot or term since the operating costs are generally the same without regard to the length of a contract. Customers are typically billed on a monthly basis for dayrate services and payment terms are generally 30 to 45 days.

Occasionally, customers pay additional lump-sum fees to the company in order to either mobilize a vessel to a new location prior to the start of a charter contract or demobilize the vessel at the end of a charter contract. Mobilizations are not considered to be a separate performance obligation, thus, the company has determined that mobilization fees are a component of the vessel’s charter contract. As such, the company defers lump-sum mobilization fees as a liability and recognizes such fees as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter. Lump-sum demobilization revenue expected to be received upon contract termination is deferred as an asset and recognized ratably as revenue but only in circumstances where the receipt of the demobilization fee at the end of the contract is estimable and there is a high degree of certainty that collection will occur. Costs associated with mobilizations and demobilizations are recognized in vessel operating expense.

Customers also occasionally reimburse the company for modifications to vessels in order to meet contractual requirements. These vessel modifications are not considered to be a separate performance obligation of the vessel’s charter; thus, the company records a liability for lump-sum payments made by customers for vessel modification and recognizes it as revenue consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of the vessel’s respective charter.

Total revenue is determined for each individual contract by estimating both fixed (mobilization, demobilization and vessels modifications) and variable (dayrate services) consideration expected to be earned over the contract term. The company has applied the optional exemption under the revenue standard and has not disclosed the estimated transaction price related to the variable portion of the unsatisfied performance obligation at the end of the reporting period.

Prior to the adoption of ASU 2014-09, the company recognized mobilization fees as revenue in the period earned and customer reimbursed vessel modifications were not reflected in earnings.

Costs associated with customer-directed mobilizations and reimbursed modifications to vessels are considered costs of fulfilling a charter contract and are expected to be recovered. Mobilization costs such as crew, travel, fuel, port fees, temporary importation fees and other costs are deferred as an asset and amortized as other vessel operating expenses consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of such vessel’s charter. Costs incurred for modifications to vessels in order to meet contractual requirements are capitalized as a fixed asset and depreciated either over the term of the respective charter contract or over the remaining estimated useful life of the vessel in instances where the modification is a permanent upgrade to the vessel and enhances its usefulness.

The following table discloses the amount of revenue by segment and in total for the worldwide fleet, for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Vessel revenues:
Americas	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific	22,406	27,766	40,794	54,444
Europe/Mediterranean Sea	13,357	11,031	22,980	21,197
West Africa	35,810	41,573	69,212	81,101

	104,174	112,257	191,668	269,162

Contract Balances

Trade accounts receivables are recognized when revenue is earned and collectible. Contract assets include pre-contract costs, primarily related to vessel mobilizations, which have been deferred and will be amortized as other vessel expenses consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of such vessel’s charter. Contract liabilities include payments received for mobilizations or reimbursable vessel modifications to be recognized consistent with the pattern of revenue recognition (primarily on a straight-line basis) over the term of such vessel’s charter. At June 30, 2018, the company had $0.1 million of deferred mobilization costs included within other current assets and $1.2 million of contract liabilities/deferred revenue included within other current liabilities.

The table below summarizes the revenue expected to be recognized in future quarters related to unsatisfied performance obligations as of June 30, 2018:

	Successor For the quarter period ended
(In thousands)	September 30, 2018	December 31, 2018	Total
Contract liabilities/deferred revenue	$692	552	1,244

The impact of adopting the new revenue recognition guidance on the unaudited condensed consolidated balance sheets, statement of earnings (loss) and statement of cash flows as of and for the six months ended June 30, 2018 was immaterial.

(4) STOCKHOLDERS’ EQUITY

Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive income (loss) by component, net of tax for the quarters and six month periods ended June 30, 2018 and 2017 are as follows:

	For the quarter ended June 30, 2018 (Successor)					For the six months ended June 30, 2018 (Successor)
(in thousands)	Balance at 3/31/18	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/18	Balance at 12/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/18
Available for sale securities	(43)	—	43	43	—	256	(660)	404	(256)	—
Pension/Post- retirement benefits	(403)	—	—	—	(403)	(403)	—	—	—	(403)

Total	(446)	—	43	43	(403)	(147)	(660)	404	(256)	(403)

	For the quarter ended June 30, 2017 (Predecessor)					For the six months ended June 30, 2017 (Predecessor)
(in thousands)	Balance at 3/31/17	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/17	Balance at 12/31/16	Gains/ (losses) recognized in OCI	Reclasses from OCI to net income	Net period OCI	Remaining balance 6/30/17
Available for sale securities	(95)	6	80	86	(9)	(1)	(209)	201	(8)	(9)
Currency translation adjustment	(9,811)	—	—	—	(9,811)	(9,811)	—	—	—	(9,811)
Pension/Post- retirement benefits	(438)	—	—	—	(438)	4,683	(5,121)	—	(5,121)	(438)
Interest rate swap	—	—	—	—	—	(1,317)	—	1,317	1,317	—

Total	(10,344)	6	80	86	(10,258)	(6,446)	(5,330)	1,518	(3,812)	(10,258)

The following table summarizes the reclassifications from accumulated other comprehensive income (loss) to the condensed consolidated statement of income for the quarters and six month periods ended June 30, 2018 and 2017:

	Successor	Predecessor	Successor	Predecessor	Affected line item in the condensed consolidated statements of income
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Realized gains on available for sale securities	$43	80	404	405	Interest income and other, net
Interest rate swap	—	—	—	2,140	Interest and other debt costs

Total pre-tax amounts	43	80	404	2,545
Tax effect	—	—	—	1,027

Total gains for the period, net of tax	$43	80	404	1,518

(5) INCOME TAXES

For all periods prior to March 31, 2015, we calculated the provision for income taxes during interim reporting periods by applying an estimate of the annual effective tax rate for the full fiscal year to “ordinary” income or loss (pretax income or loss excluding unusual or infrequently occurring discrete items) for the reporting period. Beginning in the quarter ended June 30, 2015, we use a discrete effective tax rate method to calculate taxes for interim periods. We determined that due to the level of volatility and unpredictability of earnings in our industry, both overall and by jurisdiction, use of the discrete method would continue to be proper for the period ended June 30, 2018.

Income tax expense for the quarter ended June 30, 2018, reflects tax liabilities in various jurisdictions that are either based on revenue (deemed profit regimes) or pre-tax profits.

The company’s balance sheet at June 30, 2018, reflects the following in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes:

(In thousands)	June 30, 2018
Tax liabilities for uncertain tax positions	$19,626
Income tax payable	$8,995
Income tax receivable	$7,814

The tax liabilities for uncertain tax positions are primarily attributable to permanent establishment issues related to a foreign joint venture. Penalties and interest related to income tax liabilities are included in income tax expense. Income tax payable is included in other current liabilities.

Unrecognized tax benefits, which would lower the effective tax rate if realized at June 30, 2018, are as follows:

(In thousands)	June 30, 2018
Unrecognized tax benefit related to state tax issues	$12,425
Interest receivable on unrecognized tax benefit related to state tax issues	$58

As of December 31, 2017, the company’s balance sheet reflected approximately $43.2 million of net deferred tax assets with a valuation allowance of $43.2 million. For the quarter ended June 30, 2018, the company has net deferred tax assets of approximately $47.7 million prior to a valuation allowance analysis.

Management assesses all available positive and negative evidence to estimate the company’s ability to generate sufficient future taxable income of the appropriate character, and in the appropriate taxing jurisdictions, to permit use of existing deferred tax assets. A significant piece of objective negative evidence is a cumulative loss incurred over a three-year period in a taxing jurisdiction. Prevailing accounting practice is that such objective evidence would limit the ability to consider other subjective evidence, such as projections for future growth.

On the basis of this evaluation, a valuation allowance of $47.7 million has been recorded against net deferred tax assets which are more likely than not to be unrealized. The amount of deferred tax assets considered realizable could be adjusted if future estimates of U.S. taxable income change, or if objective negative evidence in the form of cumulative losses is no longer present and subjective evidence, such as financial projections for future growth and tax planning strategies, are given additional weight.

With limited exceptions, the company is no longer subject to tax audits by U.S. federal, state, local or foreign taxing authorities for years prior to 2014. The company has ongoing examinations by various foreign tax authorities and does not believe that the results of these examinations will have a material adverse effect on the company’s financial position, results of operations, or cash flows.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was enacted. As of June 30, 2018, the company has not completed its accounting for the tax effects of enactment of the Tax Act. The Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, or SAB 118, to address the accounting and reporting of the Tax Act. SAB 118 allows companies to take a reasonable period, which should not extend beyond one year from enactment of the Tax Act, to measure and recognize the effects of the new tax law. For various reasons discussed further below, we have not yet completed the accounting for the income tax effects of certain elements of the Tax Act. However, we were able to make reasonable estimates of certain effects and, therefore, recorded provisional adjustments as discussed below:

Reduction of US federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent effective January 1, 2018. Therefore, the company made a reasonable estimate of the effects on existing deferred tax balances as of December 31, 2017. While we were able to make a reasonable estimate of the impact of the reduction in corporate rate, it may be affected by other analyses related to the Tax Act, including, but not limited to, our calculation of the one-time transition tax. During the six month period ended June 30, 2018, we recognized no adjustments to the provisional amounts recorded at December 31, 2017.

One Time Transition Tax: The deemed repatriation transition tax is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries. To determine the amount of the transition tax, we must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries. We were able to make a reasonable estimate of the one-time transition tax and recognized a provisional deemed dividend inclusion at December 31, 2017. During the six month period ended June 30, 2018, we recognized no adjustments to the provisional amounts recorded at December 31, 2017.

Global Intangible Low-taxed Income (“GILTI”): The company continues to evaluate the impacts of the newly enacted GILTI provisions which subject the company’s foreign earnings to a minimum level of tax. Because of the complexities of the new legislation, the company has not elected an accounting policy for GILTI at this time. Recent FASB guidance indicates that accounting for GILTI either as part of deferred taxes or as a period cost are both acceptable methods. Once further information is gathered and interpretation and analysis of the tax legislation evolves, the company will make an appropriate accounting method election. For the six month period ended June 30, 2018, we were able to make a reasonable estimate of GILTI and do not expect that it will have a material impact on our 2018 financial statements.

Base Erosion Anti-abuse Tax (“BEAT”): The BEAT provisions in the Tax Act eliminate the deduction of certain base-erosion payments made to related foreign corporations beginning in 2018. For the six month period ended June 30, 2018, we are in the process of analyzing the impact of BEAT and have provisionally concluded that we are below the required thresholds defined in the Tax Act. Therefore, we do not expect BEAT to have a material impact on our 2018 financial statements.

Foreign-Derived Intangible Income (“FDII”): The FDII provisions in the Tax Act provide tax incentives to US companies to earn income from the sale, lease or license of goods and services abroad in the form of a deduction for foreign-derived intangible income. For the six month period ended June 30, 2018, we are in the process of analyzing the impact of FDII and have provisionally concluded FDII will be inapplicable in 2018 due to our net operating loss position. Therefore, we do not expect FDII to have a material impact on our 2018 financial statements.

Executive Compensation: The Tax Act expanded the number of individuals whose compensation is subject to a $1.0 million cap on deductibility under Section 162(m) and repealed the exclusion for performance-based compensation. For the six month period ended June 30, 2018, we were able to make a reasonable estimate of the impact of the executive compensation changes and do not expect those changes to have a material impact on our 2018 financial statements.

Interest Expense Limitation: The Tax Act limits the deduction for net interest expense that exceeds 30% of the adjusted taxable income for the year under IRC Section 163(j). For the six month period ended June 30, 2018, we were able to make a reasonable estimate of the interest expense limitation and have included the resulting limitation of approximately $7.5 million before consideration of the valuation allowance in the financial statements. We recorded this adjustment as of June 30, 2018; however, because of the offsetting adjustment to our valuation allowance we estimate no impact to 2018 net income as a result of this provision.

(6) EMPLOYEE BENEFIT PLANS

U.S. Defined Benefit Pension Plan

The company has a defined benefit pension plan (pension plan) that covers certain U.S. citizen employees and other employees who are permanent residents of the United States. Effective April 1, 1996, the pension plan was closed to new participation. In December 2009, the Board of Directors amended the pension plan to discontinue the accrual of benefits on December 31, 2010. This change did not affect benefits earned by participants prior to January 1, 2011. The company did not contribute to the pension plan during the quarters and six months ended June 30, 2018 and 2017, and currently is evaluating whether to contribute to the pension plan during the remaining quarters of calendar year 2018.

Supplemental Executive Retirement Plan

The company maintains a non-contributory, defined benefit supplemental executive retirement plan (supplemental plan) that provides pension benefits to certain employees in excess of those allowed under the company’s tax-qualified pension plan. A Rabbi Trust has been established for the benefit of participants in the supplemental plan. Effective March 4, 2010, the supplemental plan was closed to new participation. The supplemental plan is a non-qualified plan and, as such, the company is not required to make contributions to the supplemental plan. During the quarter and six month periods ended June 30, 2018, the company contributed $0.04 million and $0.3 million, respectively, and did not contribute during the quarter and six month periods ended June 30, 2017, to the supplemental plan. The company expects to contribute $0.7 million to the supplemental plan during the remaining quarters of 2018.

The Rabbi Trust assets, which were invested in a variety of marketable securities (but not the company’s stock), were recorded at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss) until the investments were sold in the March 2018 quarter. Investments consisting of money market funds held in a Rabbi Trust at June 30, 2018 and December 31, 2017, are included in other assets at fair value. The following table summarizes the carrying value of the trust assets, including unrealized gains or losses at June 30, 2018 and December 31, 2017:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Investments held in Rabbi Trust at fair value	$45	8,908
Unrealized gains in fair value of trust assets	—	256
Obligations under the supplemental plan	23,797	32,508

The company’s obligations under the supplemental plan are included in ‘accrued expenses’ and ‘other liabilities’ on the consolidated balance sheet.

Jeffrey M. Platt retired from his position as the company’s President and Chief Executive Officer and resigned as a member of the company’s board of directors (the “Board”), effective October 15, 2017. As a result of Mr. Platt’s retirement, he received in May 2018 an $8.9 million lump sum distribution in settlement of his supplemental executive retirement plan obligation. A settlement loss of approximately $0.3 million was recorded during the quarter ended June 30, 2018. During the six months period ended June 30, 2018 the company elected to sell its investments held in the rabbi trust in order to preserve the value of such investments and to fund the payment due to the former CEO.

Postretirement Benefit Plan

Qualified retired employees currently are covered by a plan which provides limited health care and life insurance benefits. Costs of the plan are based on actuarially determined amounts and are accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. This plan is funded through payments by the company as benefits are required. The company eliminated the life insurance portion of its post retirement benefit effective January 1, 2018.

Net Periodic Benefit Costs

The net periodic benefit cost for the company’s defined benefit pension plans and supplemental plan (referred to collectively as “Pension Benefits”) and the postretirement health care and life insurance plan (referred to collectively as “Other Benefits”) is comprised of the following components:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Pension Benefits:
Service cost	$41	294	71	713
Interest cost	882	984	1,784	1,975
Expected return on plan assets	(482)	(518)	(964)	(1,119)
Administrative expenses	2	2	3	24
Payroll tax of net pension costs	—	—	—	56
Amortization of net actuarial losses	—	—	—	32
Recognized actuarial loss	—	561	—	1,008
Settlement loss recognized	335	—	335	—

Net periodic pension cost	$778	1,323	1,229	2,689

Other Benefits:
Service cost	$15	17	30	38
Interest cost	29	48	58	99
Amortization of prior service cost	(75)	(695)	(150)	(1,783)
Recognized actuarial benefit	11	(252)	22	(535)

Net periodic postretirement benefit	$(20)	(882)	(40)	(2,181)

The company also has a defined benefit pension plan that covers certain Norwegian citizen employees and other employees who are permanent residents of Norway. Benefits are based on years of service and employee compensation. The company contributed 1.9 million NOK (approximately $0.2 million) during the quarter and six months ended June 30, 2018, and 3.0 million NOK (approximately $0.4 million) during the quarter and six months ended June 30, 2017, to the Norwegian defined benefit pension plan. The company currently does not expect to contribute to the Norwegian pension plan during the remaining quarters of calendar year 2018. The preceding net periodic benefit cost table includes the Norwegian pension plan.

(7) INDEBTEDNESS

The following is a summary of all debt outstanding at June 30, 2018 and December 31, 2017:

(In thousands)	June 30, 2018	December 31, 2017
New secured notes:
8.00% New secured notes due August 2022 (A)	349,954	350,000
Troms Offshore borrowings (B):
NOK denominated notes due May 2024	13,595	14,054
NOK denominated notes due January 2026	25,315	25,965
USD denominated notes due January 2027	22,729	23,345
USD denominated notes due April 2027	24,810	25,463

	$436,403	438,827
Debt premiums and discounts, net	8,446	9,333
Less: Current portion of long-term debt	6,290	5,103

Total long-term debt	$438,559	443,057

(A)	As of June 30, 2018 and December 31, 2017, the fair value (Level 2) of the New Secured Notes was $361.5 million and $359.8 million, respectively.
(B)

The company pays principal and interest on these notes semi-annually. As of June 30, 2018 and December 31, 2017, the aggregate fair value (Level 2) of the Troms Offshore borrowings was $86.4 million and $88.5 million, respectively. The weighted average interest rate of the Troms Offshore borrowings as of June 30, 2018, was 5.00%.

New Secured Notes Tender Offer

Pursuant to the New Secured Notes indenture dated July 31, 2017, among the company, each of the guarantors party thereto, and Wilmington Trust, National Association, as Trustee and Collateral Agent (the “Indenture”) governing the Notes, the company is required to make cash offers to the registered or beneficial holders (the “Holders” and each, a “Holder”) of the Notes within 60 days of the date that the net proceeds realized by the company from Asset Sales (as defined in the Indenture, but which generally equates to 65% of the proceeds from Asset Sales, net of any commission paid) exceed $10.0 million (the “Asset Sale Threshold”). Since the issuance of the Notes, the company executed certain Asset Sales and on December 19, 2017, the aggregate net proceeds realized from such Asset Sales exceeded the Asset Sale Threshold, which triggered the obligation under the Indenture for the company to commence the Offer.

On February 2, 2018, the company commenced an offer to purchase (the “Offer”) up to $24.7 million aggregate principal amount (the “Offer Amount”) of its outstanding 8.00% senior secured notes due 2022 (the “Notes”) for cash. On March 7, 2018, we purchased $46,023 aggregate principal amount of the Notes that were validly tendered in accordance with the terms and conditions of the Offer.

Because the aggregate principal amount of tendered and accepted Notes was less than the Offer Amount, cash in an amount equal to the difference between the Offer Amount and the principal amount of the Notes accepted for tender became available for use by the company in any manner not prohibited by the Indenture and is no longer shown as restricted cash on the balance sheet. The $5.2 million restricted cash on the balance sheet at June 30, 2018, represents additional proceeds from Asset Sales since the date of the February 2018 tender offer and is, therefore, restricted by the terms of the Indenture.

Debt Costs

The company capitalizes a portion of its interest costs incurred on borrowed funds used to construct vessels. The following is a summary of interest and debt costs incurred, net of interest capitalized, for the quarters and six month periods ended June 30, 2018 and 2017.

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Interest and debt costs incurred, net of interest capitalized	$7,547	10,605	$15,146	31,613
Interest costs capitalized	194	601	368	1,818

Total interest and debt costs	$7,741	11,206	$15,514	33,431

(8) LOSS PER SHARE

The components of basic and diluted loss per share for the quarters and six month periods ended June 30, 2018 and 2017 are as follows:

	Successor	Predecessor	Successor	Predecessor
(In thousands, except share and per share data)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Net loss available to common shareholders	$(10,940)	(524,434)	(50,112)	(619,289)
Weighted average outstanding shares of common stock, basic (A)	24,654,220	47,121,304	23,989,254	47,101,155
Dilutive effect of options, warrants and restricted stock awards and units	—	—	—	—

Weighted average shares of common stock and equivalents	24,654,220	47,121,304	23,989,254	47,101,155
Loss per share, basic (B)	$(0.44)	(11.13)	(2.09)	(13.15)
Loss per share, diluted (C)	$(0.44)	(11.13)	(2.09)	(13.15)
Additional information:
Incremental “in-the-money” options, warrants and restricted stock awards and units at the end of the period (D)	4,521,727	183	5,454,218	183

(A)	Common shares and new creditor warrants and the sum of common shares and New Creditor Warrants outstanding at June 30, 2018, were 26,085,274, 3,924,441 and 30,009,715, respectively.
(B)	The company calculates “Loss per share, basic” by dividing “Net loss available to common shareholders” by “Weighted average outstanding shares of common stock, basic”.
(C)	The company calculates “Loss per share, diluted” by dividing “Net loss available to common shareholders” by “Weighted average common stock and equivalents”.
(D)	For the six months ended June 30, 2018, the company also had 5,062,089 shares of “out-of- the-money” warrants outstanding at the end of the period.

(9) RELATED PARTY BALANCES

The company maintained the following balances with related parties as of June 30, 2018 and December 31, 2017:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Due from related parties:
Sonatide (Angola)	$152,826	230,315
DTDW (Nigeria)	44,233	33,353

Due to related parties:
Sonatide (Angola)	$46,742	99,448
DTDW (Nigeria)	15,611	9,645

Due from related parties, net of due to related parties	$134,706	154,575

Included in due from related parties balances are customer receivables expected to be remitted to the company through joint ventures, receivables related to operating expenses paid by the company on behalf of joint ventures and cash received by joint ventures from customers and due to the company. Included in the due to related parties balances are commissions payable by the company to the related parties and payables related to local expenses paid by the related parties on behalf of the company. For more information regarding amounts due to and from Sonatide please refer to Note (10). Amounts due from and due to DTDW (Nigeria) of $33.4 million and $9.6 million, respectively, are included in trade and other receivables, net, and accounts payable line items at December 31, 2017.

(10) COMMITMENTS AND CONTINGENCIES

Vessel and Other Commitments

The company has $2.3 million in unfunded capital commitments associated with one 5,400 deadweight ton (DWT) deepwater platform supply vessel (PSV) under construction at June 30, 2018. The total cost of the new-build vessel includes contract costs and other incidental costs. The company took delivery of this vessel on July 31, 2018.

Sonatide Joint Venture

The company has previously disclosed the significant financial and operational challenges that it confronts with respect to its operations in Angola, as well as steps that the company has taken to address or mitigate those risks. Most of the company’s attention has been focused in three areas: (i) reducing the net receivable balance due to the company from Sonatide, its Angolan joint venture with Sonangol, for vessel services; (ii) reducing the foreign currency risk created by virtue of provisions of Angolan law that require that payment for a significant portion of the services provided by Sonatide be paid in Angolan kwanza; and (iii) optimizing opportunities, consistent with Angolan law, for services provided by the company to be paid for directly in U.S. dollars. These challenges, and the company’s efforts to respond, continue.

Amounts due from Sonatide (Due from affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $153 million and $230 million, respectively, represent cash received by Sonatide from customers and due to the company, amounts due from customers that are expected to be remitted to the company through Sonatide and costs incurred by the company on behalf of Sonatide. Approximately $25 million of the balance at June 30, 2018 represents invoiced but unpaid vessel revenue related to services performed by the company through the Sonatide joint venture. Remaining amounts due to the company from Sonatide are, in part, supported by approximately $67 million of cash held by Sonatide, of which the equivalent of $43 million is denominated in Angolan kwanzas, pending conversion into U.S. dollars and subsequent expatriation. In addition, the company owes Sonatide the aggregate sum of approximately $47 million, including $30 million in commissions payable by the company to Sonatide. The company monitors the aggregate amounts due from Sonatide relative to the amounts due to Sonatide.

For the six months ended June 30, 2018, the company collected (primarily through Sonatide) approximately $51 million from its Angolan operations. Of the $51 million collected, approximately $47 million were U.S. dollars received by Sonatide on behalf of the company or U.S. dollars received directly by the company from customers. The balance of $4 million collected reflects Sonatide’s conversion of Angolan kwanza into U.S. dollars and the subsequent expatriation of the dollars and payment to the company. The company also reduced the respective due from affiliates and due to affiliates balances by approximately $55 million during the six months ended June 30, 2018 through netting transactions based on an agreement with the joint venture.

Amounts due to Sonatide (Due to affiliates in the consolidated balance sheets) at June 30, 2018 and December 31, 2017 of approximately $47 million and $99 million, respectively, represents amounts due to Sonatide for commissions payable and other costs paid by Sonatide on behalf of the company.

The company believes that the process for converting Angolan kwanzas continues to function, but the relative scarcity of U.S. dollars in Angola continues to hinder the conversion process. Sonatide continues to press the commercial banks with which it has relationships to increase the amount of U.S. dollars that are made available to Sonatide.

For the six month period ended June, 2018, the company’s Angolan operations generated vessel revenues of approximately $29 million, or 15%, of its consolidated vessel revenue, from an average of approximately 38 company-owned vessels that are marketed through the Sonatide joint venture (17 of which were stacked on average during the six months ended June 30, 2018). For the six months ended June 30, 2017, the company’s Angolan operations generated vessel revenues of approximately $53 million, or 20%, of consolidated vessel revenue, from an average of approximately 53 company-owned vessels (23 of which were stacked on average during the six months ended June 30, 2017).

In addition to vessels that Sonatide charters from the company, Sonatide owns seven vessels (five of which are currently stacked) and certain other assets, in addition to earning commission from company-owned vessels marketed through the Sonatide joint venture (owned 49% by the company). As of June 30, 2018 and December 31, 2017, the carrying value of the company’s investment in the Sonatide joint venture, which is included in “Investments in, at equity, and advances to unconsolidated companies,” was $0 and approximately $27 million, respectively. During the six months ended June 30, 2018, the exchange rate of the Angolan kwanza versus the U.S. dollar was devalued from a ratio of approximately 168 to 1 to a ratio of approximately 250 to 1, or approximately 49%. As a result, the company recognized 49% of the total foreign exchange loss, or approximately $20.6 million through equity in net earnings (losses) of unconsolidated companies.

Also during the quarter ended June 30, 2018, the company received a dividend from Sonatide of $12.3 million which reduced the carrying value of the company’s investment in Sonatide to zero. Approximately $4.9 million of dividends received in excess of the investment balance was recognized in earnings during the quarter ended June 30, 2018.

Management continues to explore ways to profitably participate in the Angolan market while evaluating opportunities to reduce the overall level of exposure to the increased risks that the company believes characterize the Angolan market. Included among mitigating measures taken by the company to address these risks is the redeployment of vessels from time to time to other markets. Redeployment of vessels to and from Angola since June 30, 2017 has resulted in a net 8 vessels transferred out of Angola. Company-owned vessels operating in Angola decreased by 47 vessels, from June 30, 2014 to June 30, 2018 (from 84 vessels to 37 vessels). Company-owned active vessels decreased in the same period by 58 vessels (from 80 vessels to 22 vessels).

Brazilian Customs

In April 2011, two Brazilian subsidiaries of the company were notified by the Customs Office in Macae, Brazil that they were jointly and severally being assessed fines of 33.0 million Brazilian reais (approximately $8.5 million as of June 30, 2018). Other fines imposed at that same time by the Customs Office have been formally resolved in favor of the company. The assessment of these fines is for the alleged failure of these subsidiaries to obtain import licenses with respect to company vessels that provided Brazilian offshore vessel services to Petrobras, the Brazilian national oil company, over a three-year period ended December 2009. After consultation with its Brazilian tax advisors, the company and its Brazilian subsidiaries believe that vessels that provide services under contract to the Brazilian offshore oil and gas industry are deemed, under applicable law and regulations, to be temporarily imported into Brazil, and thus exempt from the import license requirement.

The company is vigorously contesting these fines (which it has neither paid nor accrued). Based on the advice of its Brazilian counsel, the company believes that it has a high probability of success with respect to overturning the entire amount of the fines, either at the administrative appeal level or, if necessary, in Brazilian courts. In May 2016, a final administrative appeal allowed fines totaling 3.0 million Brazilian reais (approximately $0.8 million as of June 30, 2018). The company appealed this 3.0 million Brazilian reais administrative award to the appropriate Brazilian court and deposited 6.0 million Brazilian reais (approximately $1.5 million as of June 30, 2018) with the court. The 6.0 million Brazilian reais deposit represents the amount of the award and the substantial interest that would be due if the company did not prevail in this court action. The court action is in its initial stages. The remaining fines totaling 30.0 million Brazilian reais (approximately $7.7 million as of June 30, 2018) are still subject to additional administrative appeals board hearings, but the company believes that previous administrative appeals board decisions will be helpful in those upcoming hearings for the vast majority of amounts still claimed by the Macae Customs Office. The company believes that the ultimate resolution of this matter will not have a material effect on the company’s financial position, results of operations or cash flows.

Repairs to U.S. Flagged Vessels Operating Abroad

During fiscal 2015 the company became aware that it may have had compliance deficiencies in documenting and declaring upon re-entry to the U.S. certain foreign purchases for or repairs to U.S. flagged vessels while they were working outside of the U.S. When a U.S. flagged vessel operates abroad, certain foreign purchases for or repairs made to the U.S. flagged vessel while it is outside of the U.S. are subject to declaration with U.S. Customs and Border Protection (CBP) upon re-entry to the U.S. and are subject to 50% vessel repair duty. During our examination of our filings made in or prior to fiscal 2015 with CBP, we determined that it was necessary to file amended forms with CBP to supplement previous filings. We have amended several vessel repair entries with CBP and have paid additional vessel repair duties and interest associated with these amended forms. In connection with three of our amended filings, CBP assessed penalties, which the company paid after CBP granted mitigation and reduced the amount of each civil penalty. The amount paid in civil penalties was not material. It is possible that CBP may seek to impose further civil penalties or fines in connection with some or all of the other amended filings that could be material.

Currency Devaluation and Fluctuation Risk

Due to the company’s international operations, the company is exposed to foreign currency exchange rate fluctuations and exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses are incurred in local currencies with the result that the company is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. We generally do not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes us to the risk of exchange rate losses. To minimize the financial impact of these items, the company attempts to contract a significant majority of its services in U.S. dollars. In addition, the company attempts to minimize the financial impact of these risks by matching the currency of the company’s operating costs with the currency of the revenue streams when considered appropriate. The company continually monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars.

For more information regarding the reduction in the company’s investment balance as a result of currency devaluation, please refer to the section of Note (10) entitled Sonatide Joint Venture.

Legal Proceedings

Arbitral Award for the Taking of the Company’s Venezuelan Operations

Committees formed under the rules of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) have awarded two subsidiaries of the company compensation for the expropriation of the investments of the two subsidiaries by the Bolivarian Republic of Venezuela. The nature of the investments expropriated and the progress of the ICSID proceeding were previously reported by the company in prior filings. The final aggregate award is $56.9 million as of June 30, 2018 and accrues interest at approximately $0.6 million per quarter. The committees’ decisions are not subject to any further ICSID review, appeal or other substantive proceeding or any stay of enforcement.

The company is committed to taking appropriate steps to enforce and collect the award, which is enforceable in any of the 150 member states that are party to the ICSID Convention. As an initial step, the company had the award recognized and entered as a judgment by the United States District Court for the Southern District of New York. A recent federal court of appeals decision resulted in that judgment being vacated for reasons related to service of process. The company has initiated a separate court action in Washington, D.C. using a different service of process method and expects to be successful in having the award recognized in the Washington, D.C. court. In addition, the award has been recognized and entered in November 2016 as a final judgment of the High Court of Justice of England and Wales. Even with the likely eventual recognition of the award in the United States and the current recognition by the court in the United Kingdom, the company recognizes that collection of the award presents significant practical challenges. The company is accounting for this matter as a gain contingency, and will record any such gain in future periods if and when the contingency is resolved, in accordance with ASC 450 Contingencies.

Various legal proceedings and claims are outstanding which arose in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions, will not have a material adverse effect on the company’s financial position, results of operations, or cash flows.

(11) FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The company’s supplemental plan assets are accounted for at fair value and are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement, with the exception of investments for which fair value is measured using the net asset value (NAV) per share expedient.

The following table provides the fair value hierarchy for the supplemental plan assets measured at fair value as of June 30, 2018 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Cash and cash equivalents	$45	—	—	—	45

Total fair value of plan assets	$45	—	—	—	45

The following table provides the fair value hierarchy for the supplemental plan assets measured at fair value as of December 31, 2017 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Measured at Net Asset Value
Equity securities	$5,295	5,295	—	—	—
Debt securities	3,368	851	841	—	1,676
Cash and cash equivalents	246	27	170	—	49

Total	$8,909	6,173	1,011	—	1,725
Other pending transactions	(1)	(1)	—	—	—

Total fair value of plan assets	$8,908	6,172	1,011	—	1,725

Other Financial Instruments

The company’s primary financial instruments consist of cash, cash equivalents and restricted cash, trade receivables and trade payables with book values that are considered to be representative of their respective fair values. The company periodically utilizes derivative financial instruments to hedge against foreign currency denominated assets and liabilities, currency commitments, or to lock in desired interest rates. These transactions are generally spot or forward currency contracts or interest rate swaps that are entered into with major financial institutions. Derivative financial instruments are intended to reduce the company’s exposure to foreign currency exchange risk and interest rate risk. The company enters into derivative instruments only to the extent considered necessary to address its risk management objectives and does not use derivative contracts for speculative purposes. The derivative instruments are recorded at fair value using quoted prices and quotes obtainable from the counterparties to the derivative instruments.

Cash Equivalents. The company’s cash equivalents, which are securities with maturities less than 90 days, are held in deposit accounts with highly rated financial institutions. The carrying value for cash equivalents is considered to be representative of its fair value due to the short duration and conservative nature of the cash equivalent investment portfolio.

Spot Derivatives. Spot derivative financial instruments are short-term in nature and generally settle within two business days. The fair value of spot derivatives approximates the carrying value due to the short-term nature of this instrument, and as a result, no gains or losses are recognized.

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of June 30, 2018 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$423,131	423,131	—	—

Total fair value of assets	$423,131	423,131	—	—

The following table provides the fair value hierarchy for the company’s other financial instruments measured as of December 31, 2017 (Successor):

(In thousands)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$399,322	399,322	—	—

Total fair value of assets	$399,322	399,322	—	—

For disclosures related to assets and liabilities measured at fair value on a nonrecurring basis refer to Note (14).

(12) OTHER CURRENT ASSETS, PROPERTIES AND EQUIPMENT, OTHER ASSETS, ACCRUED EXPENSES, OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

A summary of other current assets at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Deposits	$2,151	1,780
Investments held in rabbi trust (A)	45	8,908
Prepaid expenses	8,017	8,442

	$10,213	19,130

(A)

The company converted substantially all investments held in the rabbi trust to cash to fund a lump sum benefit to the former CEO in May 2018. Refer to Note (6) for more information regarding this payment.

A summary of net properties and equipment at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Properties and equipment:
Vessels and related equipment	$836,773	850,268
Other properties and equipment	5,481	5,710

	842,254	855,978
Less accumulated depreciation and amortization	38,529	18,458

Net properties and equipment	$803,725	837,520

A summary of other assets at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Recoverable insurance losses	$2,585	2,405
Investments held for supplemental savings plan accounts	5,274	6,583
Long-term deposits	13,763	16,217
Other	5,157	5,847

	$26,779	31,052

A summary of accrued expenses at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Payroll and related payables (B)	$9,004	17,344
Commissions payable (C)	2,488	1,898
Accrued vessel expenses	28,701	27,222
Accrued interest expense	5,958	6,036
Other accrued expenses	3,161	2,306

	$49,312	54,806

(B)	The balance at December 31, 2017 includes $8.9 million payable to the former CEO, which was paid in May 2018.
(C)	Excludes $30.2 million and $36.4 million of commissions due to Sonatide at June 30, 2018 and December 31, 2017, respectively. These amounts are included in amounts due to affiliates.

A summary of other current liabilities at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Taxes payable	$15,988	10,326
Amounts payable to holders of General Unsecured Claims	—	8,474
Other	1,827	893

	$17,815	19,693

A summary of other liabilities at June 30, 2018 and December 31, 2017 is as follows:

	Successor
(In thousands)	June 30, 2018	December 31, 2017
Postretirement benefits liability	$2,420	2,642
Pension liabilities	36,526	36,614
Deferred supplemental savings plan liability	5,277	6,592
Other	13,462	12,728

	$57,685	58,576

(13) SEGMENT AND GEOGRAPHIC DISTRIBUTION OF OPERATIONS

During the quarter ended March 31, 2018, the company’s Africa/Europe segment was split as a result of management realignment such that the company’s operations in Europe and Mediterranean Sea regions and the company’s West African regions are now separately reported segments. As such, the company now discloses these new segments as Europe/Mediterranean Sea and West Africa, respectively. The company’s Americas and Middle East/Asia Pacific segments are not affected by this change. This new segment alignment is consistent with how the company’s chief operating decision maker reviews operating results for the purposes of allocating resources and assessing performance. Prior year amounts have been recast to conform to the new segment alignment.

The following table provides a comparison of segment revenues, vessel operating profit (loss), depreciation and amortization, and additions to properties and equipment for the quarters and six month periods ended June 30,

2018 and 2017. Vessel revenues and operating costs relate to vessels owned and operated by the company while other operating revenues relate to brokered vessels and other miscellaneous marine-related businesses.

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues:
Vessel revenues:
Americas	$32,601	31,887	58,682	112,420
Middle East/Asia Pacific	22,406	27,766	40,794	54,444
Europe/Mediterranean Sea	13,357	11,031	22,980	21,197
West Africa	35,810	41,573	69,212	81,101

	104,174	112,257	191,668	269,162
Other operating revenues (A)	1,427	2,849	5,426	6,693

	$105,601	115,106	197,094	275,855

Vessel operating profit (loss):
Americas	$5,681	(15,699)	10,592	14,919
Middle East/Asia Pacific	625	(1,316)	(1,628)	(7,480)
Europe/Mediterranean Sea	(1,142)	(10,163)	(4,696)	(17,265)
West Africa	1,705	(2,774)	(48)	(8,127)

	6,869	(29,952)	4,220	(17,953)
Other operating profit (loss)	778	55	2,284	(170)

	7,647	(29,897)	6,504	(18,123)
Corporate general and administrative expenses	(7,810)	(14,702)	(14,494)	(36,459)
Corporate depreciation	(100)	(541)	(200)	(1,105)

Corporate expenses	(7,910)	(15,243)	(14,694)	(37,564)
Gain on asset dispositions, net	1,338	3,189	3,257	9,253
Asset impairments (B)	(1,215)	(163,423)	(7,401)	(228,280)

Operating loss	$(140)	(205,374)	(12,334)	(274,714)

Foreign exchange loss	(1,002)	(1,157)	(1,350)	(493)
Equity in net earnings (losses) of unconsolidated companies	390	4,517	(15,049)	7,358
Interest income and other, net	2,914	1,680	2,786	3,268
Reorganization items	—	(313,176)	—	(313,176)
Interest and other debt costs, net	(7,547)	(10,605)	(15,146)	(31,613)

Loss before income taxes	$(5,385)	(524,115)	(41,093)	(609,370)

Depreciation and amortization:
Americas	$3,530	10,748	6,843	22,045
Middle East/Asia Pacific	2,844	7,746	5,613	16,245
Europe/Mediterranean Sea	2,239	6,803	4,043	13,364
West Africa	4,067	9,595	8,093	19,411

	12,680	34,892	24,592	71,065
Other	5	854	10	1,709
Corporate	100	541	200	1,105

	$12,785	36,287	24,802	73,879

Additions to properties and equipment:
Americas	$1,230	27	2,267	27
Middle East/Asia Pacific	1,073	648	1,496	1,673
Europe/Mediterranean Sea	135	—	135	—
West Africa	—	274	1	368

	2,438	949	3,899	2,068
Other	—	—	—	—
Corporate (C)	1,659	678	1,876	7,632

	$4,097	1,627	5,775	9,700

(A)

Included in other operating revenues for the quarter and six months ended June 30, 2017, were $0.5 million and $0.8 million, respectively, of revenues related to the company’s subsea business. The eight ROVs representing substantially all of the company’s subsea assets were sold in December 2017.

(B)	Refer to Note (14) for additional information regarding asset impairment.
(C)	Included in Corporate are additions to properties and equipment relating to a vessel under construction which has not yet been assigned to a non-corporate reporting segment as of the dates presented.

The following table provides a comparison of total assets at June 30, 2018 and December 31, 2017:

(In thousands)	June 30, 2018	December 31, 2017
Total assets (A):
Americas (B)	$310,121	164,958
Middle East/Asia Pacific	215,105	48,268
Europe/Mediterranean Sea	167,695	171,157
West Africa (C)	486,333	864,299

	1,179,254	1,248,682
Other	363	2,443

	1,179,617	1,251,125
Investments in, at equity, and advances to unconsolidated companies	1,335	29,216

	1,180,953	1,280,341
Corporate (D)	462,589	465,839

	$1,643,542	1,746,180

(A)	The company’s segment level assets as of June 30, 2018, reflect the elimination of certain intersegment balances.
(B)	Americas segment assets include cash held by non-corporate subsidiaries of $94.6 million and 95.1 million, as of June 30, 2018 and December 31, 2017, respectively.
(C)	West Africa segment assets include due from related parties of $197.1 million and $263.7 million as of June 30, 2018 and December 31, 2017, respectively.
(D)

Corporate includes cash (including restricted cash) of $353.2 million and $336.4 million as of June 30, 2018 and December 31. 2017, respectively. Also included in Corporate is a vessel under construction which has not yet been assigned to a non-corporate reporting segment. A vessel’s construction costs are reported in Corporate until the earlier of the date the vessel is assigned to a non-corporate reporting segment or the date it is delivered. At June 30, 2018 and December 31, 2017, $11.2 million and $9.3 million, respectively, of vessel construction costs are included in Corporate.

The following table compares revenue by segment, and in total for the worldwide fleet, along with the respective percentage of total vessel revenue for the quarters and six month periods ended June 30, 2018 (Successor) and June 30, 2017 (Predecessor):

	Successor		Predecessor		Successor		Predecessor
	Quarter Ended June 30, 2018		Quarter Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
Vessel revenue by vessel class (In thousands)	% of Vessel Revenue		% of Vessel Revenue		% of Vessel Revenue		% of Vessel Revenue
Americas fleet:
Deepwater	$22,661	22%	17,313	15%	$38,866	20%	80,144	30%
Towing-supply	7,560	7%	11,274	10%	14,406	8%	26,012	10%
Other	2,380	2%	3,300	3%	5,410	3%	6,264	2%
Total	$32,601	31%	31,887	28%	$58,682	31%	112,420	42%
Middle East/Asia Pacific fleet:
Deepwater	$9,603	9%	10,701	10%	$19,167	10%	20,134	7%
Towing-supply	12,783	12%	17,065	15%	21,607	11%	34,310	13%
Other	20	<1%	—	—	20	<1%	—	—
Total	$22,406	21%	27,766	25%	$40,794	21%	54,444	20%
Europe/Mediterranean Sea fleet:
Deepwater	$12,596	12%	8,237	8%	$21,616	11%	18,090	7%
Towing-supply	761	1%	2,794	2%	1,364	1%	3,116	1%
Other	—	—	—	—	—	—	(9)	(<1%)
Total	$13,357	13%	11,031	10%	$22,980	12%	21,197	8%
West Africa fleet:
Deepwater	$14,314	14%	13,921	12%	$28,252	15%	27,100	10%
Towing-supply	17,321	17%	24,225	22%	33,460	17%	46,697	17%
Other	4,175	4%	3,427	3%	7,500	4%	7,304	3%
Total	$35,810	35%	41,573	37%	$69,212	36%	81,101	30%
Worldwide fleet:
Deepwater	$59,174	57%	50,172	45%	$107,901	56%	145,468	54%
Towing-supply	38,425	37%	55,358	49%	70,837	37%	110,135	41%
Other	6,575	6%	6,727	6%	12,930	7%	13,559	5%
Total	$104,174	100%	112,257	100%	$191,668	100%	269,162	100%

(14) ASSET IMPAIRMENTS

Management estimates the fair value of each vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service and actual recent sales of similar vessels, among others. For vessels with more significant carrying values, we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in our determination of fair value estimates.

Stacked vessels expected to return to active service are generally newer vessels, have similar capabilities and likelihood of future active service as other currently operating vessels, are generally current with classification societies in regards to their regulatory certification status, and are being actively marketed. Stacked vessels expected to return to service are evaluated for impairment as part of their assigned active asset group and not individually.

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. If an asset group fails the undiscounted cash flow test, the company estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Similar to stacked vessels, management obtains estimates of the fair values of the active vessels from third party appraisers or brokers for use in determining fair value estimates.

The below table summarizes the number of vessels impaired and the amount of the impairment incurred during the quarters and six month periods ended June 30, 2018 and 2017.

	Successor	Predecessor	Successor	Predecessor
(In thousands, except number of vessels impaired)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Number of vessels impaired in the period (A)	2	77	15	89
Amount of impairment incurred	$1,215	163,423	7,401	228,280

(A)

For the quarter and six months periods ended June 30, 2018, there were 2 and 15 stacked vessels impaired, respectively. For the quarter ended June 30, 2017, there were 72 stacked vessels and 5 active vessels impaired, respectively and for the six month period ended June 30, 2017 there were 83 stacked vessels and 6 active vessels impaired, respectively.

(15) SUBSEQUENT EVENT

On July 15, 2018, the company and GulfMark Offshore, Inc. (“GulfMark”) entered into a definitive merger agreement to combine the two companies. Under the terms of the agreement, GulfMark stockholders will receive 1.1 shares of company common stock for each share of GulfMark common stock. Each GulfMark noteholder warrant will be automatically converted into the right to receive 1.1 company shares, subject to Jones Act restrictions on maximum ownership of shares by non-U.S. citizens. The company will assume GulfMark’s obligations under existing GulfMark equity warrants. Upon completion of the proposed merger, the company’s and GulfMark’s stockholders will own approximately 74 percent and 26 percent, respectively, of the combined company.

The proposed merger is expected to close in the fourth quarter of 2018, subject to regulatory and other customary closing conditions, including approval from the stockholders of the company and GulfMark. If the merger agreement is terminated under certain circumstances, the company may be obligated to pay GulfMark a termination fee of $35.0 million, and GulfMark may be obligated to pay the company a termination fee of $13.0 million.

On August 6, 2018, GulfMark issued a press release confirming receipt of a non-binding, unsolicited proposal from HGIM Corp. (“Harvey Gulf”) to combine the companies through a merger in which GulfMark would acquire Harvey Gulf, with the combined company remaining publicly listed and GulfMark stockholders owning 41.2% of the combined company. According to GulfMark, its Board of Directors, with the assistance of outside financial and legal advisors, will review the Harvey Gulf unsolicited proposal. In that same press release, the GulfMark Board of Directors confirmed its belief that, at the time of the release, the Tidewater merger is in the best interests of GulfMark’s stockholders and continues to recommend that GulfMark stockholders adopt the merger agreement at the special meeting of GulfMark stockholders to be scheduled for this fall.

ANNEX A

AGREEMENT AND PLAN OF MERGER

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

between:

TIDEWATER INC.,

a Delaware corporation,

and

GULFMARK OFFSHORE, INC.,

a Delaware corporation

Dated as of July 15, 2018

(continued)

(continued)

EXHIBITS

Exhibit A	Certain Definitions

Exhibit B	Joinder Agreement

Exhibit C	Forms of Merger Sub and NewCo Organizational Documents

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 15, 2018, by and between: TIDEWATER INC., a Delaware corporation (“Parent”), and GULFMARK OFFSHORE, INC., a Delaware corporation (the “Company” and, together with Parent, the “Parties”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. In order to effect this Agreement and the Contemplated Transactions, including the Mergers, Parent will (i) form or cause to be formed a new wholly-owned subsidiary of Parent in the form of a corporation organized in the State of Delaware (“Merger Sub”), and another new wholly-owned subsidiary of Parent in the form of a limited liability company organized in the State of Delaware (“NewCo”), and (ii) cause both Merger Sub and NewCo to become parties to this Agreement promptly following each such entity’s formation by virtue of the execution and delivery of one or more Joinder Agreements substantially in the form attached hereto as Exhibit B.

B. The Parties intend that, at the First Merger Effective Time, Merger Sub be merged with and into the Company (the “First Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the First Merger, Merger Sub will cease to exist and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent.

C. As part of the Integrated Transaction, immediately following the First Merger, the Surviving Corporation will merge with and into NewCo (the “Second Merger,” and together with the First Merger, the “Mergers”) in accordance with this Agreement, the DGCL and the DLLCA. Upon consummation of the Second Merger, the Surviving Corporation will cease to exist and NewCo will continue as the surviving company (the “Surviving Company”) and a wholly-owned Subsidiary of Parent.

D. In order to induce Parent to enter into this Agreement and cause the Mergers and other Contemplated Transactions to be consummated, certain stockholders of the Company are executing voting and support agreements in favor of Parent concurrently with the execution and delivery of this Agreement (the “Voting Agreements”).

E. The Company Board has unanimously: (i) determined that the Mergers are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the Mergers; and (iii) recommended that the Company’s stockholders adopt this Agreement.

F. The Parent Board has unanimously: (i) determined that it is in the best interests of its stockholders for Parent to enter into this Agreement; (ii) approved this Agreement and the Parent Share Issuance; and (iii) recommended that Parent’s stockholders approve the Parent Share Issuance.

G. For U.S. federal income tax purposes, it is intended (i) that the First Merger and the Second Merger, taken together, will constitute an integrated plan (the “Integrated Transaction”) and qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Parent, Merger Sub, NewCo and the Company are to be parties under Section 368(b) of the Code, and (ii) this Agreement is intended to constitute a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code.

AGREEMENT

The Parties agree as follows:

Section 1. THE MERGERS

1.1 Pre-Mergers Steps. Prior to the Company Stockholders Meeting, Parent shall form, or cause to be formed, each of Merger Sub and NewCo, in each case pursuant to the certificate of incorporation, bylaws and other organizational documents in the forms attached hereto as Exhibit C, and shall take, or cause to be taken, all necessary corporate or limited liability company actions for each of Merger Sub, NewCo and Parent (as sole equityholder of each of Merger Sub and NewCo) to adopt and approve this Agreement and the Contemplated Transactions, including the Mergers.

1.2 The Mergers.

(a) At the First Merger Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and the Company shall be the Surviving Corporation. From and after the First Merger Effective Time, all the property, rights, powers, privileges and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of the Company and Merger Sub shall become the debts, obligations, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

(b) At the Second Merger Effective Time, Surviving Corporation shall be merged with and into NewCo in accordance with the DGCL and DLLCA and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Surviving Corporation shall cease and NewCo shall be the Surviving Company. From and after the Second Merger Effective Time, all the property, rights, powers, privileges and franchises of the Company, Merger Sub and the Surviving Corporation shall be vested in Surviving Company and all of the debts, obligations, liabilities, restrictions and duties of the Company, Merger Sub and the Surviving Corporation shall become the debts, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL and the DLLCA.

1.3 Closing; First Merger Effective Time; Second Merger Effective Time.

(a) The closing of the Mergers (the “Closing”) shall take place on the date that is the later of (x) the third Business Day after the satisfaction or (to the extent permitted under applicable Legal Requirements) waiver of the last to be satisfied or (to the extent permitted under applicable Legal Requirements) waived of the conditions set forth in Section 6 (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver at Closing of each of such conditions) and (y) January 3, 2019, so long as all of the conditions set forth in Section 6 (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver at Closing of each of such conditions) have been satisfied or waived. Notwithstanding the foregoing if, on the date established by the foregoing clause (x), there is an Extension Event, then closing shall take place on the earlier of (1) the next Business Day that no Extension Event shall exist and (2) January 3, 2019, so long as, in each case of the previous clause “(1)” and “(2)”, all of the conditions set forth in Section 6 (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver at Closing of each of such conditions) have been satisfied or waived. For the avoidance of doubt, (i) so long as all of the conditions set forth in Section 6 (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver at Closing of each of such conditions) have been satisfied or waived, the Closing shall not take place later than January 3, 2019 and (ii) nothing in this Section 1.3(a) shall affect the rights of the Parties under Section 7.1(b). The Closing shall be held at the offices of Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas, unless another place is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b) Subject to the provisions of this Agreement, concurrently with or as soon as practicable following the Closing, the Parties shall cause a certificate of merger with respect to the First Merger (the “First Merger Certificate”) to be duly executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with effecting the First Merger. The First Merger shall become effective at the time when the First Merger Certificate has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the First Merger Certificate (the “First Merger Effective Time”).

(c) Subject to the provisions of this Agreement, immediately following the First Merger Effective Time, the Parties shall cause a certificate of merger with respect to the Second Merger (the “Second Merger Certificate”) to be duly executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL and DLLCA in connection with effecting the Second Merger. The Second Merger shall become effective at the time when the Second Merger Certificate has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Second Merger Certificate (the “Second Merger Effective Time”), which, unless the Parties agree otherwise, shall be immediately following the First Merger Effective Time.

1.4 Certificate of Incorporation and Bylaws; Certificate of Formation and Limited Liability Company Agreement.

(a) As of the First Merger Effective Time, by virtue of the First Merger and without any further action on the part of the Company, Merger Sub or any other Person, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior to the First Merger Effective Time (except the name shall remain GulfMark Offshore, Inc. and the provisions relating to the incorporator shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirements.

(b) As of the First Merger Effective Time, by virtue of the First Merger and without any further action on the part of the Company, Merger Sub or any other Person, the bylaws of the Company shall be amended to conform to the bylaws of Merger Sub as in effect immediately prior to the First Merger Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements.

(c) As of the Second Merger Effective Time, by virtue of the Second Merger and without any further action on the part of the Surviving Corporation, NewCo or any other Person, the certificate of formation and limited liability company agreement of NewCo in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by applicable Legal Requirements.

1.5 Directors and Officers of the Surviving Corporation; Managers and Officers of the Surviving Company.

(a) The Parties shall take all requisite action so that, from and after the First Merger Effective Time, until their successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements: (i) the directors of Merger Sub immediately prior to the First Merger Effective Time shall be the directors of the Surviving Corporation; and (ii) the officers of Merger Sub immediately prior to the First Merger Effective Time shall be the officers of the Surviving Corporation.

(b) From and after the Second Merger Effective Time, until their successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements: (i) the managers of NewCo immediately prior to the Second Merger Effective Time shall be the managers of the Surviving Company; and (ii) the officers of the Surviving Corporation immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Company.

1.6 Conversion of Securities. At the First Merger Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(a) all shares of Company Common Stock that are held in the Company’s treasury or held, directly or indirectly, by any Parent Entity immediately prior to the First Merger Effective Time shall be cancelled and cease to exist and no consideration shall be paid or payable in respect thereof;

(b) except as provided in Section 1.6(a), and subject to Section 1.7, Section 1.11 and Section 1.13 each share of Company Common Stock that is outstanding immediately prior to the First Merger Effective Time (including any shares of Company Common Stock that are held, directly or indirectly, by any Company Entity (other than the Company)) shall be converted into the right to receive 1.100 of a fully paid, validly issued and nonassessable share of Parent Common Stock (as such number may be adjusted in accordance with Section 1.7, the “Exchange Ratio”); and

(c) each share of Merger Sub common stock issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one fully paid, validly issued and nonassessable share of common stock of the Surviving Corporation.

1.7 Certain Adjustments. If, during the period from the date of this Agreement through the First Merger Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, then the Exchange Ratio shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

1.8 Company Stock-Based Awards.

(a) Effective as of the First Merger Effective Time, each Company RSU with respect to which shares of Company Common Stock remain unvested or unissued as of the First Merger Effective Time and each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted by the Company and outstanding as of the First Merger Effective Time (each, a “Company Stock-Based Award”), shall, in each case, be converted automatically into a substantially similar award for, or with respect to, Parent Common Stock, and shall remain subject to the vesting and other conditions in effect on such date with respect to such award, except to the extent that such vesting schedule is accelerated or otherwise affected as a result of the Contemplated Transactions, and the number of shares of Parent Common Stock subject to each such assumed award shall be determined by multiplying: (i) the number of shares of Company Common Stock that were subject to such Company Stock-Based Award immediately prior to the First Merger Effective Time; by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock with any fraction of a share of Parent Common Stock resulting from such rounding converted into a right to receive a cash payment calculated in accordance with Section 1.11; provided, however, that the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each such assumed Company Stock-Based Award.

(b) Immediately following the First Merger Effective Time, no holder of Company Stock-Based Awards, nor any participant in any Company Equity Plan, Company Employee Plan or employee benefit arrangement of the Company Entities, or any individual party to an employment agreement or arrangement with the Company Entities shall have any right hereunder or thereunder to acquire any equity interest (including any “phantom” stock or stock appreciation right) or to receive cash in respect of any equity interest in any of the Company Entities or the Surviving Corporation.

(c) The Company shall take further actions as may be required to cause the conversion of each Company Stock-Based Award as is set forth in this Section 1.8 to comply with or be exempt from Section 409A of the Code, as may be reasonably requested by Parent. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to the Company Stock-Based Awards as a result of the actions contemplated by this Section 1.8.

1.9 Treatment of Certain Company Common Stock. If any shares of Company Common Stock outstanding immediately prior to the First Merger Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with the Company or under which the Company has any rights, then (except to the extent provided in any binding agreement between the Company and the holder thereof): (i) the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition; and (ii) the certificates representing such shares of Parent Common Stock (or non-certificated shares of Parent Common Stock represented by book entry positions) may accordingly be marked or noted with appropriate legends. Prior to the First Merger Effective Time, the Company shall use commercially reasonable efforts to ensure that, from and after the First Merger Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

1.10 Treatment of Company Warrants. Effective as of the First Merger Effective Time, each Company Warrant that is outstanding immediately prior to the First Merger Effective Time shall cease to represent a right to acquire Company Common Stock and shall be converted automatically into a warrant representing a right to acquire Parent Common Stock, on substantially the same terms and conditions as applied to such Company Warrant immediately prior to the First Merger Effective Time, except that: (i) the number of shares of Parent Common Stock subject to each assumed Company Warrant shall be determined by multiplying: (A) the number of shares of Company Common Stock that were subject to such Company Warrant immediately prior to the First Merger Effective Time; by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock, with any fractional share of Parent Common Stock resulting from such rounding converted into a right to receive a cash payment (rounded up to the nearest whole cent), without interest and subject to any required Tax withholding, determined by multiplying such fractional share of Parent Common Stock by the closing price of a share of Parent Common Stock on the New York Stock Exchange on the trading day immediately prior to the First Merger Effective Time (after aggregating all fractional shares of Parent Common Stock issuable to such holder); and (ii) the strike price shall not be modified; provided, however, that (1) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each such assumed Company Warrant, and (2) Parent shall, as promptly as practicable following the First Merger Effective Time, provide notice of such conversion, together with all material terms thereof (including the number and type of the securities issuable upon exercise) to the applicable warrant agent and the holders of the Company Warrants. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to the Company Warrants as a result of the actions contemplated by this Section 1.10. In connection with the consummation of the Contemplated Transactions, Parent will reasonably cooperate with the Company with respect to the notification and related requirements under the agreements governing the Company Warrants.

1.11 No Fractional Shares.

(a) No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued.

(b) Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) or cancellation of such holder’s Book Entry Shares of Company Common Stock, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest and subject to any required Tax withholding, determined by multiplying such fractional share of Parent Common Stock by the average closing price of a share of Parent Common Stock on the New York Stock Exchange for the 10 most recent trading days that Parent Common Stock has traded ending on the trading day one day prior to the Closing Date. The Parties acknowledge that payment of the cash consideration in lieu of fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

1.12 Closing of Transfer Books. At the First Merger Effective Time:

(a) all shares of Company Common Stock outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and retired and shall cease to exist, and all holders of Company Stock Certificate(s) and of Book Entry Shares of Company Common Stock shall cease to have any rights as stockholders of the Company, except the right to receive shares of Parent Common Stock as contemplated by Section 1.6, cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.11 and any dividends or other distributions pursuant to Section 1.13(c); and

(b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the First Merger Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the First Merger Effective Time. If, after the First Merger Effective Time, a valid Company Stock Certificate or a Book Entry Share of Company Common Stock is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Book Entry Share of Company Common Stock shall be cancelled and shall be exchanged as provided in Section  1.13.

1.13 Exchange of Certificates and Cancellation of Book Entry Positions.

(a) Prior to the Closing Date, Parent shall select Parent’s transfer agent or another bank or trust company reasonably satisfactory to Parent and the Company to act as exchange agent in the First Merger (the “Exchange Agent”) and shall enter into an agreement reasonably acceptable to Parent and the Company with the Exchange Agent relating to the services to be performed by the Exchange Agent. Prior to the First Merger Effective Time, Parent shall cause to be deposited with the Exchange Agent: (i) subject to Section 1.9, certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.6; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.11. The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.13(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, are referred to collectively as the “Exchange Fund.”

(b) As soon as practicable after the First Merger Effective Time, Parent shall cause the Exchange Agent to mail to the Persons who were record holders of Company Stock Certificates or holders of Book Entry Shares of Company Common Stock immediately prior to the First Merger Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and the Company shall reasonably approve prior to the First Merger Effective Time (including a provision (A) confirming that delivery of Company Stock Certificates or Book Entry Shares of Company Common Stock shall be effected, and risk of loss and title to Company Stock Certificates or Book Entry Shares of Company Common Stock shall pass, only upon delivery of such Company Stock Certificates or Book Entry Shares of Company Common Stock to the Exchange Agent, and (B) requiring certification by the holders of Company Stock Certificates or Book Entry

Shares of Company Common Stock of their status as a U.S. citizen, as is reasonably necessary and contemplated by the Certificate of Incorporation of Parent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates or cancellation of Book Entry Shares of Company Common Stock in exchange for shares of Parent Common Stock, cash in lieu of any fractional shares in accordance with Section 1.11 and any dividends or other distributions pursuant to Section 1.13(c). Upon surrender of a Company Stock Certificate to the Exchange Agent or cancellation of Book Entry Shares of Company Common Stock for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or Book Entry Shares of Company Common Stock shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional shares in accordance with Section 1.11 and any dividends or other distributions pursuant to Section 1.13(c)); and (B) the Company Stock Certificate or Book Entry Share of Company Common Stock so surrendered shall be cancelled. Until surrendered or cancelled as contemplated by this Section 1.13(b), each Company Stock Certificate or Book Entry Share of Company Common Stock shall be deemed, from and after the First Merger Effective Time, to represent only the right to receive shares of Parent Common Stock pursuant to Section 1.6 (and cash in lieu of any fractional shares in accordance with Section 1.11 and any dividends or other distributions pursuant to Section 1.13(c)). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Company Stock Certificates or Book Entry Shares of Company Common Stock, as applicable, so surrendered are registered, if such Company Stock Certificates or Book Entry Shares of Company Common Stock, as applicable, so surrendered are registered, shall be properly endorsed or otherwise be in proper form and with proper evidence for transfer and the person requesting such issuance shall pay any transfer, stamp or other similar Taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Company Stock Certificates or Book Entry Shares of Company Common Stock, or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its reasonable discretion and as a condition to the issuance of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the First Merger Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Book Entry Share of Company Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the First Merger until the later to occur of: (i) the date on which the holder surrenders such Company Stock Certificate or Book Entry Share of Company Common Stock in accordance with this Section 1.13; and (ii) the payment date for such dividend or distribution with respect to Parent Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Book Entry Shares of Company Common Stock as of the date that is six months after the date on which the First Merger becomes effective shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Book Entry Shares of Company Common Stock who have not theretofore surrendered their Company Stock Certificates or Book Entry Shares of Company Common Stock in accordance with this Section 1.13 shall thereafter look only to Parent for, and be entitled to receive from Parent, shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6, cash in lieu of fractional shares in accordance with Section 1.11 and any dividends or distributions with respect to shares of Parent Common Stock pursuant to Section 1.13(c).

(e) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement.

1.14 Corporate Governance Matters. Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall cause the Parent Board, at the First Merger Effective Time, to consist of the ten members identified on Schedule 1.14 in each case to hold office from and after the First Merger Effective Time until the earliest to occur of the appointment or election of his or her respective successor, resignation or proper removal in accordance with applicable Legal Requirements. Parent shall cause each of the Company Designated Directors to be included in the slate of nominees recommended by the Parent Board to Parent’s stockholders for election as directors at the next annual meeting of Parent stockholders to occur following the First Merger Effective Time and shall use no less rigorous efforts to solicit proxies in favor of the Company Designated Directors than the manner in which Parent supports all other nominees proposed by the Parent Board. Each of the Company Designated Directors shall receive compensation from Parent for his or her service as a director that is consistent with the compensation of other non-employee members of the Parent Board. If, following the Closing, (i) the Parent Board determines in good faith that including a Company Designated Director in the slate of nominees for election as a director at the next annual meeting in accordance with the provisions above would be a breach of its fiduciary duties under applicable Legal Requirement, or (ii) any Company Designated Director resigns or is unable to serve for any other reason prior to the first anniversary following the next annual meeting (in each case, a “Removed Designee”), then, in each case, the remaining Company Designated Directors shall select a replacement for such Removed Designee that is reasonably satisfactory to the Parent Board, consistent with the standards and processes followed by the Parent Board in connection with the appointment of directors in accordance with past practice, including with respect to independence requirements.

1.15 Further Action.

(a) If, at any time after the First Merger Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action

(b) If, at any time after the Second Merger Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of the Surviving Corporation, Merger Sub and the Company, the officers, directors and member(s) (as applicable) of the Surviving Company and Parent shall be fully authorized (in the name of Surviving Corporation, in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

1.16 Withholding. Each of the Exchange Agent, Parent, Surviving Company and the Surviving Corporation shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld and remitted to the applicable Governmental Body, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Exchange Agent, Parent, the Surviving Company or the Surviving Corporation, as the case may be.

1.17 Conversion of Surviving Corporation Stock in the Second Merger. As of the Second Merger Effective Time, by virtue of the Second Merger and without any further action on the part of the Surviving Corporation, NewCo or any other Person, each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure applies to such representation and warranty; and (c) any exception or disclosure reasonably apparent from any of: (i) the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017; (ii) the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018; or (iii) the Company’s current reports on Form 8-K filed with or furnished to the SEC after December 31, 2017 that were publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at least two full Business Days prior to the date of this Agreement (collectively, the “Company Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any Company Reports or any other disclosure in any Company Report to the extent that such disclosure is predictive or forward-looking in nature) to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure applies to such representation and warranty, the Company represents and warrants to Parent as follows in this Section 2:

2.1 Subsidiaries; Due Organization; Etc.

(a) Part 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. No Subsidiary of the Company has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) Each of the Company Entities is a corporation (or other Entity) duly organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or formation and has all necessary corporate or similar power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in the case of clauses “(i)” and “(ii)” of this sentence, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c) Each of the Company Entities (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation or other foreign Entity, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

2.2 Organizational Documents. The Company has Made Available to Parent accurate and complete copies of the: (a) certificate of incorporation and bylaws of the Company; (b) charters of all committees of the Company Board; and (c) the currently effective certificate of incorporation, bylaws and other charter and organizational documents of each of the respective Company Entities, in each case, as amended through the date hereof.

2.3 Capitalization, Etc.

(a) As of the close of business on July 12, 2018, the authorized capital stock of the Company consists of: (i) 25,000,000 shares of Company Common Stock, of which 7,500,275 shares have been issued and are outstanding; and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. The Company holds 1,740 shares of its capital stock in its treasury, and none of the Company Entities (other than the Company) holds any shares of Company Common Stock or any rights to acquire shares of Company Common Stock. From the close of business on July 12, 2018 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock: (A) upon the exercise of Company Warrants; or (B) upon the vesting or settlement of Company RSUs, in each case, that were outstanding at the close of business on July 12, 2018 and in accordance with their terms in effect at such time. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Part 2.3(b) of the Company Disclosure Schedule sets forth, as applicable, as of the date of this Agreement (i) the number of outstanding Company Warrants, the number of shares of Company Common Stock subject thereto and the expiration date thereof, and (ii) the number of outstanding Company RSUs, the number of shares of Company Common Stock subject thereto or issuable upon settlement thereunder, the grant dates and vesting schedule.

(c) None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase or forfeiture or any similar right. None of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock or any securities of any Significant Subsidiary of any Company Entity. None of the Company Entities is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.

(d) As of the close of business on July 12, 2018, no shares of Company Common Stock constitute Company Restricted Stock.

(e) Except as set forth in Section 2.3(a), Section 2.3(b), Section 2.3(d) or in Part 2.3(b) or 2.3(e) of the Company Disclosure Schedule, as of the date of this Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) granted or issued by any Company Entity to acquire any shares of the capital stock or other securities of any of the Company Entities; (ii) outstanding security, instrument or obligation of a Company Entity that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Company Entities; (iii) outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights or equity-based awards issued in each case by a Company Entity with respect to any of the Company Entities; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Company Entities is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(f) All outstanding shares of Company Common Stock, and other securities of the Company Entities (including under the Company Equity Plan), have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts, except where the failure to be so issued and granted, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. As of July 12, 2018, 759,884 shares of Company Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the Company Equity Plan.

(g) All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and, in the case of corporate Subsidiaries, nonassessable, and such shares, securities or interests are free of preemptive rights and are owned beneficially and of record by the Company (other than: (i) as expressly set forth in Part 2.3(g) of the Company Disclosure Schedule; and (ii) with respect to those Subsidiaries of the Company organized under the laws of foreign jurisdictions where shares of capital stock or other equity securities or ownership interests are required under applicable Legal Requirements to be held by one or more directors, employees or agents of such Subsidiary, in each case as disclosed in Part 2.3(g) of the Company Disclosure Schedule), free and clear of any Encumbrances (other than restrictions on transfer imposed by applicable securities laws).

2.4 SEC Filings; Financial Statements.

(a) The Company has Made Available to Parent accurate and complete copies of all registration statements, proxy statements, Company Certifications and other statements, reports, schedules, forms and other documents filed by the Company and each of its Subsidiaries with the SEC since November 15, 2017, including all amendments thereto (collectively, the “Company SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by the Company, each of its Subsidiaries and their respective Executive Officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected: (A) in the case of Company SEC Documents filed or furnished on or prior to the date of this Agreement that were amended or superseded on or prior to the date of this Agreement, by the filing or furnishing of the applicable amending or superseding Company SEC Document; and (B) in the case of Company SEC Documents filed or furnished after the date of this Agreement that are amended or superseded prior to the First Merger Effective Time, by the filing or furnishing of the applicable amending or superseding Company SEC Document. The certifications and statements relating to the Company SEC Documents required by: (1) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (2) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (3) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents (collectively, the “Company Certifications”) are accurate and complete, and comply as to form and content with all applicable Legal Requirements. There are no unresolved comments issued by the staff of the SEC with respect to any Company SEC Documents. As used in this Section 2.4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning the Company Entities required to be disclosed by the Company in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. As of the date of this Agreement, the Company is in compliance in all material respects with the applicable listing requirements of the New York Stock Exchange, and has not since November 15, 2017 received any written (or, to the Knowledge of the Company, verbal) notice asserting any non-compliance with the listing requirements of the New York Stock Exchange.

(c) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby.

(d) The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Entities that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that, as of the date thereof, such controls were effective. To the Knowledge of the Company, since December 31, 2017, neither the Company nor any of its Subsidiaries nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by any of the Company Entities that would be reasonably likely to adversely affect such Company Entity’s ability to record, process, summarize and report financial information; (B) any illegal act or fraud, whether or not material, that involves the Company’s management or other employees; or (C) any claim or allegation regarding any of the foregoing.

(e) None of the Company Entities has any obligation or other commitment to become a party to any material “off-balance sheet arrangements” in the future.

2.5 Absence of Changes. Except as set forth on Part 2.5 of the Company Disclosure Schedule, between December 31, 2017 and the date of this Agreement:

(a) there has not been any Company Material Adverse Effect, and no event has occurred or circumstance has arisen that would, in combination with any other events or circumstances, reasonably be expected to have, a Company Material Adverse Effect;

(b) none of the Company Entities has: (i) declared, accrued, set aside or paid any dividend or made any other distribution (whether in cash, stock or otherwise) in respect of any shares of capital stock (other than dividends or distributions by a direct or indirect Subsidiary of the Company to the Company or any direct or indirect wholly-owned Subsidiary of the Company); or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(c) the Company has not amended or waived, in any material respect, any of its rights under, or acted to accelerate the vesting under, any provision of any Company RSU (whether under the Company RSU agreement or the Company Employee Plan under which the Company RSU was granted);

(d) none of the Company Entities has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(e) none of the Company Entities has made, or made any commitment to make, any capital expenditures, deferred dry dock costs or investments which, when added to all other capital expenditures, deferred dry dock costs or investments made on behalf of the Company Entities since December 31, 2017, exceeds $5,000,000 in the aggregate;

(f) none of the Company Entities has: (i) lent any money to any Person (other than extensions of credit to trade creditors, intercompany indebtedness, short-term advances made to non-Executive Officer employees which have subsequently been repaid and routine travel and business expense advances made to employees, in each case, in the ordinary course of business); or (ii) incurred or guaranteed any indebtedness for borrowed money;

(g) none of the Company Entities has: (i) adopted, established or entered into any Company Employee Plan or Company Employee Agreement with any Executive Officer of the Company (other than grants of Company RSUs in the ordinary course of business consistent with past practice); (ii) caused or permitted any material Company Employee Plan to be amended in any material respect or terminated; (iii) other than in the ordinary course of business and consistent with past practice, paid any material bonus or made any material profit sharing or similar payment to any of its current or former directors, officers or other employees; (iv) materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any of its current or former directors, officers or other employees; or (v) granted any rights to receive severance, termination, retention or tax gross up compensation or benefits to, any of its current or former directors, officers or other employees;

(h) other than in accordance with GAAP, none of the Company Entities has changed any of its methods of accounting or accounting practices or internal controls (including internal controls over financial reporting) in any material respect;

(i) none of the Company Entities has made, changed or rescinded any material Tax election, changed any annual Tax accounting period or adopted or changed any method of Tax accounting, in each case, relating to a material amount of Tax, settled or compromised any claim relating to a material amount of Taxes, filed any material amended Tax Return, surrendered any claim for a refund of a material amount of Taxes or filed any material Tax Return other than one prepared in accordance with past practice;

(j) (1) none of the Company Entities has commenced or settled any Legal Proceeding, in each case, that has resulted in (A) a material obligation involving payment by any of the Company Entities in an amount in excess of $500,000, individually or in the aggregate, or (B) injunctive relief, and (2) there has been no judgment in favor of a plaintiff in excess of $500,000, individually or in the aggregate with all other judgments in any Legal Proceeding in which a Company Entity is a defendant;

(k) none of the Company Entities has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and

(l) none of the Company Entities has agreed or committed to take any of the actions referred to in clauses “(b)” through “(k)” above.

2.6 Title to Assets. Except with respect to real property (which is covered by Section 2.7) and Intellectual Property (which is covered by Section 2.8), the Company Entities own, and have good and valid title to: (a) all assets reflected on the Company Balance Sheet (except for inventory or used or obsolete equipment sold or otherwise disposed of in the ordinary course of business since the date of the Company Balance Sheet) or acquired after the date thereof; and (b) all other assets reflected in the books and records of the Company Entities as being owned by the Company Entities, except, in each case, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, in each of clause (a) and (b), a Company Material Adverse Effect. Except as set forth in Part 2.6 of the Company Disclosure Schedule or as otherwise would not be material to the Company and its Subsidiaries, taken as a whole, all of said assets are owned by the Company Entities free and clear of any Encumbrances, except for Company Permitted Encumbrances. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company Entities are the lessees of, and hold valid leasehold interests in: (i) all assets reflected as leased on the Company Balance Sheet; and (ii) all other assets reflected in the books and records of the Company Entities as being leased to the Company Entities, and the Company Entities enjoy undisturbed possession of such leased assets.

2.7 Equipment; Real Property; Leasehold.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all items of equipment and other tangible assets, including Company Vessels (other than any Company Vessel that is undergoing repairs, maintenance, or is in lay-up), owned by or leased to and necessary for the operation of the Company Entities are: (i) suitable for the uses to which they are being put; (ii) in good operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with standard industry practice; (iii) adequate for the continued conduct of the businesses of the Company Entities in the manner in which such businesses are currently being conducted without need for replacement or repair, except in the ordinary course of business; and (iv) conform in all material respects with all applicable Legal Requirements.

(b) Part 2.7(b) of the Company Disclosure Schedule lists all parcels of real property owned by the respective Company Entities (the real property and all buildings, structures and fixtures on, and other improvements to, such real property, the “Company Owned Real Property”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company Entities have good, marketable and indefeasible fee title to, or valid rights of way, easements or licenses over, under and across, the Company Owned Real Property, free and clear of any Encumbrances, except for Company Permitted Encumbrances.

(c) The Company has Made Available accurate and complete copies of each lease pursuant to which any of the Company Entities leases real property from any other Person for annual rent payments in excess of $100,000 (the real property leased to the Company Entities pursuant to the real property leases, including all buildings, structures, fixtures and other improvements leased to the Company Entities, the “Company Leased Real Property”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect: (i) the present use and operation of the Company Leased Real Property is authorized by, and is in compliance with, all applicable zoning, land use, building, fire, health, labor, safety and environmental laws and other Legal Requirements; and (ii) there is no Legal Proceeding pending, or to the Knowledge of the Company, threatened, that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present ownership, use or operation of any Company Leased Real Property. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect: (A) since November 15, 2017, none of the Company Entities has received any notice or other communication, whether written or otherwise, of a default, alleged failure to perform, or any offset or counterclaim with respect to any occupancy agreement with respect to any Company Leased Real Property which has not been fully remedied and withdrawn; (B) each of the Company Entities has complied with the terms of all leases (to which they are parties) relating to the Company Leased Real Property and all such leases are in full force and effect; and (C) the Company Leased Real Property is in good operating condition and repair and is free from any structural, physical and mechanical defects.

2.8 Intellectual Property.

(a) Part 2.8(a) of the Company Disclosure Schedule accurately identifies:

(i) in Part 2.8(a)(i) of the Company Disclosure Schedule each item of Registered IP that is material to the business of the Company Entities as conducted on the date of this Agreement, in which any of the Company Entities has or purports to have an ownership interest of any nature (whether solely, jointly with another Person or otherwise) (such Registered IP identified in Part 2.8(a)(i) of the Company Disclosure Schedule, together with any other Registered IP required to be identified in Part 2.8(a)(i) of the Company Disclosure Schedule, collectively, the “Company Material Registered IP”);

(ii) in Part 2.8(a)(ii) of the Company Disclosure Schedule, each Contract pursuant to which any Intellectual Property Rights or Intellectual Property, in each case that is material to the business of any of the Company Entities as conducted on the date of this Agreement, is licensed to any Company Entity, excluding any non-exclusive, “off-the-shelf” software that is generally commercially available on standard terms required or used by any of the Company Entities (for purposes of this Agreement, a covenant not to sue or not to assert infringement claims shall be deemed a license); and

(iii) in Part 2.8(a)(iii) of the Company Disclosure Schedule, each Contract pursuant to which any of the Company Entities has granted any license under, or otherwise granted, transferred or conveyed any right or interest in or to, any material Company IP (other than non-exclusive licenses granted to customers, resellers, and distributors of a Company Entity in the ordinary course of business).

(b) One or more of the Company Entities, as applicable, owns all right, title and interest in and to all Company IP free and clear of any Encumbrances (other than Company Permitted Encumbrances, licenses identified in Part 2.8(a)(iii) of the Company Disclosure Schedule, and licenses expressly excluded from the disclosure requirements under Section 2.8(a)(iii)). Except as would not be material to the Company and its Subsidiaries as a whole, each Company Entity has taken commercially reasonable steps to maintain the confidentiality of (i) all material trade secrets owned by any of the Company Entities and (ii) all trade secrets owned by any Person with respect to which any of the Company Entities has a confidentiality obligation.

(c) All Company Material Registered IP that has been registered or issued is subsisting and, to the Knowledge of the Company, valid and enforceable. There are no pending Legal Proceedings involving any Company Entity in which the validity or enforceability of any Company Material Registered IP is being challenged or contested.

(d) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, or would reasonably be expected to, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare: (i) any loss of, or Encumbrance (other than any Company Permitted Encumbrance) on, any material Company IP; or (ii) any grant, assignment or transfer to any other Person of any license or other right, title or interest in, to or under any of the Company IP.

(e) To the Knowledge of the Company, none of the Company Entities has, since November 14, 2017, infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person. Each Company Entity owns or otherwise has, and, after the Closing, each Company Entity will have, all Intellectual Property and Intellectual Property Rights necessary to conduct the business of such Company Entity as currently conducted and currently planned by such Company Entity to be conducted.

(f) To the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating any material Company IP.

(g) Since November 14, 2017, none of the Company Entities has received any written (or, to the Knowledge of the Company, any other) notice or other communication (i) relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by any of the Company Entities or (ii) challenging the ownership, use, validity or enforceability of any material Company IP.

(h) The Company IT Systems are adequate and sufficient for the operation of the business of each such Company Entity as currently conducted. To the Knowledge of the Company, there has been no unauthorized access to or use or breach of any Company IT Systems (or any software, information or data stored thereon) that would reasonably be expected to have a Company Material Adverse Effect.

2.9 Contracts.

(a) Part 2.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a “Company Material Contract” as of the date hereof. For purposes of this Agreement, each of the following shall constitute a “Company Material Contract”:

(i) any Company Contract that is a material contract required to be filed as an exhibit pursuant to Item 601(b)(4) or (10) of Regulation S-K under the Exchange Act to any registration statement, proxy statement or other statement, report, schedule, form or other document filed by any Company Entity with the SEC;

(ii) any Contract (A) constituting a Company Employee Agreement for a Designated Position, or (B) pursuant to which any of the Company Entities is or may become obligated to grant or accelerate the vesting of, or otherwise modify, any stock option, restricted stock, restricted stock unit, stock appreciation right or other equity interest in any of the Company Entities;

(iii) any Contract contemplating an exclusive or preferential relationship between any Company Entity and any other Person, including any “most favored nation” or “most favored customer” or similar provision in favor of such other Person;

(iv) any Contract that imposes any restriction in any material respect on the right or ability of any Company Entity: (A) to compete with any other Person; or (B) to perform services for any other Person;

(v) any Contract (A) incorporating or relating to any guaranty of third party obligations, or (B), other than Contracts entered into in the ordinary course of business consistent with past practice, imposing any material obligations under any warranty, sharing of liabilities, indemnity or similar obligation;

(vi) any Contract relating to any currency or other hedging;

(vii) any Contract that contemplates or involves the payment or delivery of cash or other consideration (by or to any Company Entity) in an amount or having a value in excess of $3,000,000 in the aggregate, or contemplates or involves the performance of services (by or for any Company Entity) having a value in excess of $3,000,000 in the aggregate;

(viii) any Contract that: (A) provides for the authorship, invention, creation, conception or other development of any Intellectual Property or Intellectual Property Rights (1) by any Company Entity for any Person or (2) for any Company Entity by any Person (other than with respect to this subsection (A)(2), Company IP Assignment Contracts with employees, consultants or independent contractors of any Company Entity that are on such Company Entity’s standard unmodified forms Made Available to Parent); or (B) provides for the assignment or other transfer of any ownership interest in any material Intellectual Property or Intellectual Property Rights (1) by any Company Entity to any Person or (2) to any Company Entity from any Person (other than with respect to this subsection (B)(2), Company IP Assignment Contracts with employees, consultants or independent contractors of any Company Entity that are on such Company Entity’s standard unmodified forms Made Available to Parent);

(ix) any joint venture or similar Contract; and

(x) any other Contract, if a breach or termination of such Contract would have, or would reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has Made Available to Parent an accurate and complete copy of each Company Contract that constitutes a Company Material Contract as of the date hereof.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each Company Contract that constitutes a Company Material Contract as of the date hereof is valid and in full force and effect, and is enforceable in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect: (i) none of the Company Entities has violated or breached, or committed any default under, any Company Contract; (ii) to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract; and (iii) since November 15, 2017, none of the Company Entities has received any notice or other communication, written or otherwise, regarding any actual or possible violation or breach of, or default under, any Company Material Contract.

2.10 Liabilities. None of the Company Entities has any accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such, or specifically reserved against, in the Company Balance Sheet; (b) liabilities that have been incurred by the Company Entities since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practices; (c) liabilities for performance of obligations of the Company Entities pursuant to the express terms of Company Contracts; (d) liabilities under this Agreement or incurred in connection with the Contemplated Transactions; and (e) liabilities that, individually or in aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

2.11 Compliance with Legal Requirements. Each of the Company Entities is, and has at all times since November 15, 2017 been, in compliance with all applicable Legal Requirements, including Environmental Laws and Legal Requirements relating to employment, securities law matters and Taxes, except, in each case, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Since November 15, 2017, none of the Company Entities has received any written notice from any Governmental Body or other Person, or has Knowledge of any circumstance regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except such actual or possible violations or failures to comply as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and each of its Subsidiaries that owns or operates Company Vessels in the coastwise trade of the United States of America is a citizen of the United States of America pursuant to Section 2 of the Shipping Act of 1916, as amended, and is fully qualified to own and operate vessels in the coastwise trade of the United States of America. Each Company Vessel is lawfully documented and each Company Vessel and owner of such Company Vessel complies with all applicable Legal Requirements of the United States of America or any jurisdiction to which the Company Vessels may in addition be subject, in each case, except as would not be material to the Company and its Subsidiaries taken as a whole.

2.12 Certain Business Practices. None of the Company Entities and, to the Knowledge of the Company, no director, officer, agent, employee or other Person acting on behalf of any of the Company Entities, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of any applicable foreign, federal or state Legal Requirement (including, to the extent applicable, the Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act of 2010); or (c) made any other unlawful payment, except, in the case of clauses “(a)” through “(c)” of this sentence, as, individually or in the aggregate, would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, each of the Company Entities maintains sufficient internal controls and compliance programs to detect and prevent violations of anticorruption Legal Requirements (including the Foreign Corrupt Practices Act of 1977). To the Knowledge of the Company, the books and records of each of the Company Entities are adequately maintained and accurately track any payments to Governmental Bodies and other third parties with respect to compliance with applicable anti-bribery Legal Requirements.

2.13 Governmental Authorizations. Except where the failure to hold Governmental Authorizations, failure to be in full force or effect or failure to comply, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect: (a) each of the Company Entities holds all material Governmental Authorizations necessary to enable such Company Entity to conduct its business in the manner in which such business is currently conducted or as currently proposed to be conducted by such Company Entity; (b) all such Governmental Authorizations are valid and in full force and effect; and (c) each Company Entity is, and at all times since November 15, 2017 has been, in compliance with the terms and requirements of such Governmental Authorizations. Since November 14, 2017, none of the Company Entities has received any notice or other communication from any Governmental Body regarding: (i) any asserted failure by it to have obtained any such Governmental Authorization, or any past and unremedied failure to obtain any such Governmental Authorizations; (ii) any actual or possible material violation of or failure to comply in any material respect with any term or requirement of any material Governmental Authorization; or (iii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization, except where the failure to hold Governmental Authorizations, failure to be in full force or effect or failure to comply, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

2.14 Tax Matters.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect:

(i) each of the Tax Returns required to be filed by or on behalf of the respective Company Entities with any Governmental Body (the “Company Entity Returns”) (A) has been filed on or before the applicable due date (including any extensions of such due date), (B) has been prepared in compliance with all applicable Legal Requirements, and (C) is true, correct and complete in all respects;

(ii) all Taxes owed by each Company Entity that are due and payable have been timely paid;

(iii) each Company Entity has timely withheld and paid all Taxes required to have been withheld and paid in connection with any payment to an employee, independent contractor, creditor, stockholder, or other third party; and

(iv) the Company Balance Sheet accrues all liabilities for Taxes with respect to all periods through the date of the Company Balance Sheet in accordance with GAAP, and none of the Company Entities has incurred any liabilities for Taxes since the date of the Company Balance Sheet, other than in the operation of the business of the Company Entities in the ordinary course.

(b) No Company Entity and no Company Entity Return is currently under (or since November 14, 2017 has been under) audit by any Governmental Body and no Governmental Body has delivered to any Company Entity a written notice or request to conduct a proposed audit or examination with respect to Taxes.

(c) The income and franchise Tax Returns of each Company Entity through the Tax year ended December 31, 2012 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Legal Requirement, after giving effect to extensions or waivers, has expired.

(d) No extension or waiver of the limitation period applicable to any Company Entity Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Company Entity.

(e) (i) No claim or Legal Proceeding is pending or has been threatened in writing against or with respect to any Company Entity in respect of any material Tax; (ii) there are no unsatisfied liabilities for material

Taxes with respect to any notice of deficiency or similar document received by any Company Entity with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company Entities and with respect to which reserves for payment have been established on the Company Balance Sheet in accordance with GAAP); and (iii) there are no Encumbrances for material Taxes upon any of the assets of any of the Company Entities, except for Encumbrances that constitute Company Permitted Encumbrances pursuant to clause “(a)” of the definition thereof.

(f) No claim which has resulted or could reasonably be expected to result in an obligation to pay material Taxes has ever been made by any Governmental Body in a jurisdiction where a Company Entity does not file a Tax Return that it is or may be subject to taxation by that jurisdiction.

(g) None of the Company Entities is liable for Taxes of any other Person (other than another Company Entity), or is currently under any contractual obligation to indemnify any such Person with respect to any amounts of such Person’s Taxes or is a party to any Contract allocating, sharing or providing for payments by a Company Entity with respect to any amount of Taxes of any other Person (in each case, except for customary agreements not primarily related to Taxes).

(h) No Company Entity: (i) has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code; or (ii) is or has been a United States of America real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified by Section 897(c)(1)(A)(ii) of the Code.

(i) No Company Entity has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar Legal Requirement to which a Company Entity may be subject, other than the affiliated group of which the Company is the common parent.

(j) No Company Entity has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or similar transaction under any corresponding or similar Legal Requirement.

(k) No Company Entity has taken (or agreed to take) any action or knows of any fact or circumstance that would reasonably be expected to cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(l) No Company Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date, as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any similar Legal Requirement; (ii) installment sale or other open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) closing agreement described in Section 7121 of the Code or any similar Legal Requirement executed on or prior to the Closing Date; (v) indebtedness discharged in connection with any election under Section 108(i) of the Code or any similar Legal Requirement or (vi) election pursuant to Section 965 of the Code.

(m) The Company has Made Available to Parent accurate and complete copies of all federal and state income Tax Returns of the Company Entities for all Tax years that remain open or are otherwise subject to audit (other than years that remain open solely because of the carry forward of net operating losses or other Tax attributes), and all other Company Entity Returns filed since December 31, 2015.

(n) The Company has disclosed on its federal income Tax Returns all positions that could reasonably be expected to give rise to a material understatement penalty within the meaning of Section 6662 of the Code or any similar Legal Requirement.

(o) For purposes of this Section 2.14, any reference to any Company Entity shall be deemed to include any Person that merged with or was liquidated or converted into such Company Entity.

2.15 Employee and Labor Matters; Benefit Plans.

(a) Except as set forth in Part 2.15(a) of the Company Disclosure Schedule, none of the Company Entities is a party to, or has a legally imposed duty to bargain for, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, or, to the Knowledge of the Company, purporting or seeking to represent any employees of any of the Company Entities. The Company has Made Available to Parent accurate and complete copies of any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees. Since November 14, 2017, there has not been any strike, material slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Company Entities or any of their employees. There is not now pending, and, to the Knowledge of the Company, no Person has threatened to commence, any such strike, material slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. There is no claim or grievance pending or, to the Knowledge of the Company, threatened relating to any employment Contract, wages and hours, leave of absence, plant closing notification, employment statute or regulation, work rule (together with all policies and supplements related thereto), privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints that would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.

(b) Each of the Company Entities and Company Affiliates, except as would not reasonably be expected to have, a Company Material Adverse Effect: (i) has withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to Company Associates; (ii) is not liable for any arrears of wages or any Taxes or any interest or penalty for failure to comply with the Legal Requirements applicable to the foregoing; and (iii) is not liable for any payment to any trust or other fund governed or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security, social charges or other benefits or obligations for Company Associates (other than routine payments to be made in the normal course of business and consistent with past practice). Each of the Company Entities and Company Affiliates is, and since November 14, 2017 has been, in compliance in all material respects with (A) the terms of the collective bargaining agreements and other Contracts with each labor organization listed on Part 2.15(a) of the Company Disclosure Schedule, and all applicable Legal Requirements pertaining to employment and employment practices, including all Legal Requirements relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, unemployment insurance and employee classification; and (B) any Order or arbitration award of any court, arbitrator or any Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor related matters.

(c) Part 2.15(c) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each material Company Employee Plan and each Company Employee Agreement with an Executive Officer or key employee holding a Designated Position of any Company Entity. None of the Company Entities or Company Affiliates intends, and none of the Company Entities or Company Affiliates has committed, to establish or enter into any new Company Employee Plan or Company Employee Agreement with any Executive Officer, or to modify any Company Employee Plan or Company Employee Agreement with any Executive Officer (except to conform any such Company Employee Plan or such Company Employee Agreement to the requirements of any applicable Legal Requirements or as required by this Agreement).

(d) The Company has Made Available to Parent accurate and complete copies of, to the extent applicable: (i) all documents setting forth the terms of each Company Employee Plan and each Company Employee Agreement, listed in Part 2.15(c) of the Company Disclosure Schedule, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto), if any, required under applicable Legal Requirements in connection with each Company Employee Plan; (iii) if the Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Company Employee Plan assets, if any; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA or any similar Legal Requirement with respect to each Company Employee Plan; (v) all discrimination tests required under the Code for each Company Employee Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; (vi) the most recent IRS determination, opinion or advisory letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code; and (vii) any non-routine communications with any Governmental Body regarding a Company Employee Plan or Company Employee Agreement during the past three years.

(e) Each of the Company Entities and Company Affiliates has performed, in all material respects, all obligations required to be performed by it under each Company Employee Plan, and each Company Employee Plan has been established, maintained, administered and funded in all material respects both in accordance with its terms and in compliance with all applicable Legal Requirements. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter as to its qualified status under the Code or is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued to the sponsor of such prototype or volume submitter plan. To the Knowledge of the Company, no event has occurred and no circumstance or condition exists that could reasonably be expected to result in the disqualification of any such Company Employee Plan. Since November 14, 2017, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt, has occurred with respect to any Company Employee Plan. Each Company Employee Plan (other than any Company Employee Plan to be terminated prior to the First Merger Effective Time in accordance with this Agreement) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to the Company, any of the Company Entities or any Company Affiliate (other than any liability for ordinary administration expenses and benefits accrued as of the date of amendment, termination or discontinuance). There are no audits or inquiries pending or, to the Knowledge of the Company, threatened by the IRS, the DOL or any other Governmental Body with respect to any Company Employee Plan. None of the Company Entities, and no Company Affiliate is subject to: (i) any material penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code; or (ii) any material penalty or Tax under applicable Legal Requirements with respect to any Company Employee Plan or Company Employee Agreement. Neither the terms nor the performance of any Company Employee Agreement or Company Employee Plan could reasonably be expected to result in gross income inclusion after the First Merger Effective Time pursuant to Section 409A(a)(1)(A) of the Code.

(f) Except as set forth in Part 2.15(f) of the Company Disclosure Schedule, none of the Company Entities, and no Company Affiliate, has since November 15, 2017 maintained, established, sponsored, participated in or contributed to, or may otherwise be expected to incur or become subject to any liability or obligation to any: (i) employee benefit plan that is (or was) subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; or (iii) plan described in Section 413(c) of the Code. No Company Employee Plan is or has been funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. None of the Company Entities, and no Company Affiliate, has ever maintained, established, sponsored, participated in or contributed to any Company Pension Plan in which stock of any of the Company Entities or any Company Affiliate is or was held as a plan asset. There are no material liabilities of the

Company Entities with respect to any Company Employee Plan that are not properly accrued and reflected in the financial statements of the Company in accordance with GAAP.

(g) No Company Employee Plan or Company Employee Agreement provides (except at no cost to the Company Entities or any Company Affiliate), or reflects or represents any material liability of any of the Company Entities or any Company Affiliate to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except: (i) as may be required by COBRA or other applicable Legal Requirements; (ii) benefits through the end of the month of termination of employment; (iii) death benefits attributable to deaths occurring at or prior to termination of employment; (iv) disability benefits attributable to disabilities occurring at or prior to termination of employment; and (v) conversion rights.

(h) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions will or could reasonably be expected to (either alone or in combination with a termination of employment) constitute an event under any Company Employee Plan, Company Employee Agreement, trust, loan or otherwise that will or may result in (either alone or in combination with a termination of employment) any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, material increase in benefits or obligation to fund benefits with respect to any Company Associate.

(i) None of the Company Entities or Company Affiliates is a party to any agreement, plan, arrangement or other Contract covering any Company Associate, or has made or is required to make any payments to any Company Associate, that, considered individually or considered collectively with any other such Contracts or payments, will, or could reasonably be expected to, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(2) of the Code (or any comparable provision under state or foreign Tax laws). No Company Entity is a party to or has any obligation under any Contract to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(j) Since November 15, 2017, none of the Company Entities has effectuated a “plant closing,” partial “plant closing,” “relocation,” “mass layoff” or “termination” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)), or comparable events under any similar Legal Requirement affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Company Entities that would reasonably be expected to result in any consequences for any Company Entity under the WARN Act, except for consequences that either individually or in the aggregate would reasonably be expect not to cause a Company Material Adverse Effect.

2.16 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect:

(i) the Company Entities are, and since November 14, 2017 have been, operated in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of the Company Entities;

(ii) none of the Company Entities has received any written or, to the Knowledge of the Company, other notice or other communication, whether from a Governmental Body, citizens group, Company Associate or otherwise, that alleges that any of the Company Entities is not or might not be in compliance with, or may have any liability under or pursuant to, any Environmental Law, which non-compliance or liability has not been fully resolved;

(iii) all Company Owned Real Property, Company Leased Real Property and any other property that is or, to the Knowledge of the Company, was owned, leased or occupied by any of the Company

Entities, and all surface water, groundwater and soil associated with or, to the Knowledge of the Company, adjacent to such property, is free of any Materials of Environmental Concern, except as would not reasonably be expected to require any investigation, corrective action or other remedial obligations under Environmental Laws;

(iv) no Company Entity has caused the Release of any Materials of Environmental Concern into the environment, except as would not reasonably be expected to require any investigation, corrective action or other remedial obligations under Environmental Laws;

(v) to the Knowledge of the Company, no Company Entity has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law: (A) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (B) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (C) is subject to a Legal Requirement to take investigative or remedial action or to make payment for the cost of investigating or remediating any site; and

(vi) none of the Company Entities has entered into any Company Contract that may require any of them to guarantee, reimburse, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws.

(b) For purposes of this Agreement: (i) “Environmental Law” shall mean any applicable Legal Requirement relating to pollution, worker safety, process safety management, exposure of any individual to Materials of Environmental Concern or the protection of human health, natural resources or the environment (including ambient air, surface water, ground water, land surface or subsurface strata); and (ii) “Materials of Environmental Concern” shall mean any substance, material or waste that is defined, regulated or classified under or pursuant to Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulator effect, including petroleum and petroleum products, asbestos and polychlorinated biphenyls; and (iii) “Release” shall mean any spilling, leaking, emitting, discharging, depositing, disposing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

2.17 Insurance. As of the date hereof, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each material insurance policy and material self-insurance program and arrangement relating to the business, assets and operations of the Company Entities is in full force and effect. Since November 15, 2017, none of the Company Entities has received any written notice regarding any: (a) cancellation or invalidation of any material insurance policy; (b) refusal of any coverage or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any material insurance policy.

2.18 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Company Entities or any of the assets owned, leased, or used by any of the Company Entities, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect; or (ii) that, as of the date hereof, challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers or any of the other Contemplated Transactions.

(b) There is no Order to which any of the Company Entities, or any of the assets owned or used by any of the Company Entities, is subject, except for such Orders as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

2.19 Authority; Binding Nature of Agreement. The Company has all necessary corporate right, power and authority to enter into and perform its obligations under this Agreement, subject to receipt of the

Required Company Stockholder Vote. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Required Company Stockholder Vote. The Company Board (at a meeting duly called and held) has, by the unanimous vote of all directors of the Company: (a) determined that this Agreement and the Contemplated Transactions, including the Mergers, are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved the Mergers; and (c) recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders Meeting, and, subject to Section 5.2(c), such resolutions have not been rescinded, modified or withdrawn in any way. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.20 Vote Required. The affirmative vote of the holders of a majority of the voting power of the shares of Company Common Stock outstanding on the record date for the Company Stockholders Meeting is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement (the “Required Company Stockholder Vote”) and consummate the other Contemplated Transactions.

2.21 Section 203 of the DGCL and other Anti-takeover Statutes. The Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery or performance of any of this Agreement, the Voting Agreements, the consummation of the Mergers or any of the other Contemplated Transactions. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations enacted under the DGCL or other Legal Requirements applies to the Mergers, this Agreement or any of the Contemplated Transactions.

2.22 No Ownership of Parent Common Stock. None of the Company Entities owns any Parent Common Stock, nor at any time during the last three years has any Company Entity been, an “interested stockholder” of Parent within the meaning of Section 203 of the DGCL.

2.23 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the DLLCA, the HSR Act, the Securities Act, state securities or “blue sky” laws, the Exchange Act and the listing requirements of the New York Stock Exchange and, with respect to clauses “(ii)” through “(v)” below, except as, individually or in the aggregate, would not either: (x) reasonably be expected to have a Company Material Adverse Effect; or (y) reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or any of the other Contemplated Transactions, neither the execution, delivery or performance of this Agreement by the Company, nor the consummation of the Mergers or any of the other Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Company Entities;

(ii) contravene or conflict with or result in a violation of, or give any Governmental Body the right to challenge the Mergers or any of the other Contemplated Transactions under, any Order to which any of the Company Entities, or any of the assets owned or used by any of the Company Entities, is subject;

(iii) contravene or conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any

Governmental Authorization that is held by any of the Company Entities or that otherwise relates to the business of any of the Company Entities or to any of the assets owned or used by any of the Company Entities;

(iv) contravene or conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any such Company Material Contract; (B) receive or require a rebate, chargeback, penalty or change in delivery schedule under any such Company Material Contract; (C) accelerate the maturity or performance of any such Company Material Contract; or (D) cancel, terminate or modify any right, benefit, obligation or other term of such Company Material Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Company Entities (except for minor Encumbrances that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Company Entities).

(b) Except as may be required by the Exchange Act, the DGCL, the HSR Act, the Securities Act, state securities or “blue sky” laws, and the listing requirements of the New York Stock Exchange (as they relate to the Form S-4 Registration Statement), none of the Company Entities was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement by the Company; (y) the Voting Agreements, or (z) the consummation of the Mergers or any of the other Contemplated Transactions, except, in each case, where the failure to make such filings, give such notices or obtain such Consents, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

2.24 Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, financial advisor to the Company, to the effect that, as of the date hereof, and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock entitled to receive shares of Parent Common Stock in the First Merger.

2.25 Financial Advisor. Except for the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Mergers or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Company Entities. The Company has provided to Parent complete and correct copies of all agreements under which any such fees, commissions, expenses or other amounts have been paid or may become payable (and describing any such fees, commissions, expenses or other amounts) and all indemnification and other agreements related to the engagement of the Company Financial Advisor (collectively, the “Company Financial Advisor Agreements”).

2.26 Disclosure. None of the information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company and the stockholders of Parent or at the time of the Company Stockholders Meeting (or any adjournment or postponement thereof) and the Parent Stockholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus based on information supplied by any party other than any Company Entity for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus.

2.27 No Other Representations and Warranties; Disclaimer.

(a) Except for the representations and warranties made by the Company in this Section 2, neither the Company nor any other Person makes any express or implied representation or warranty with respect to any Company Entity or any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Section 2, neither the Company nor any other Person makes or has made any representation or warranty to Parent, any of the Parent Affiliates or any Representatives of Parent with respect to any financial projection, forecast, estimate, budget or prospective information relating to any of the Company Entities or their respective businesses or operations. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Section 2.27(a) shall limit Parent’s remedies in the event of Fraud by any Company Entity or by any Representative of any Company Entity.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent in Section 3 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to any Company Entity, any of the Company Affiliates or any Representatives of the Company Entities. Without limiting the generality of the foregoing, the Company acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to any Company Entity, any of the Company Affiliates or any Representatives of the Company Entities.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Parent Disclosure Schedule corresponding to the particular Section or subsection in this Section 3 in which such representation and warranty appears; (b) any exception or disclosure set forth in any other part or subpart of the Parent Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure applies to such representation and warranty; and (c) any exception or disclosure reasonably apparent from any of: (i) Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2017; (ii) Parent’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018; or (iii) Parent’s current reports on Form 8-K filed with or furnished to the SEC after December 31, 2017 that were publicly available on EDGAR at least two full Business Days prior to the date of this Agreement (collectively, the “Parent Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any Parent Reports or any other disclosure in any Parent Report to the extent that such disclosure is predictive or forward-looking in nature) to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure applies to such representation and warranty, Parent represents and warrants to the Company as follows in this Section 3:

3.1 Subsidiaries; Due Organization; Etc.

(a) Part 3.1(a) of the Parent Disclosure Schedule identifies each Subsidiary of Parent and indicates its jurisdiction of organization. Neither Parent nor any of the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule. No Subsidiary of Parent has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) Each of the Parent Entities is a corporation, or other Entity, duly organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or formation and has all necessary corporate or similar power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in the case of clauses “(i)” and “(ii)” of this sentence, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(c) Each of the Parent Entities (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation or other foreign Entity, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

3.2 Organizational Documents. Parent has Made Available to the Company accurate and complete copies of the: (a) certificate of incorporation and bylaws of Parent; (b) charters of all committees of the Parent Board; and (c) the currently effective certificate of incorporation, bylaws and other charter and organizational documents of each of the respective Parent Entities, in each case, as amended through the date hereof.

3.3 Capitalization, Etc.

(a) As of the close of business on July 12, 2018, the authorized capital stock of Parent consists of: (i) 125,000,000 shares of Parent Common Stock, of which 26,085,274 shares have been issued and are outstanding; and (ii) 3,000,000 shares of Parent Preferred Stock, of which no shares have been issued or are outstanding. Parent holds 3,914,726 shares of its capital stock in its treasury, and none of the Parent Entities (other than Parent) holds any shares of Parent Common Stock or any rights to acquire shares of Parent Common Stock. From the close of business on July 12, 2018 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent, other than the issuance of Parent Common Stock: (A) upon the exercise of Parent Warrants; or (B) upon the vesting or settlement of Parent RSUs, in each case, that were outstanding at the close of business on July 12, 2018 and in accordance with their terms in effect at such time. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. The Parent Common Stock to be issued in the First Merger will be duly authorized, validly issued, fully paid and nonassessable.

(b) Part 3.3(b) of the Parent Disclosure Schedule sets forth, as applicable, as of the date of this Agreement (i) the number of outstanding Parent Warrants, the number of shares of Parent Common Stock subject thereto and the expiration date thereof, and (ii) the number of outstanding Parent RSUs, the number of shares of Parent Common Stock subject thereto or issuable upon settlement or exercise thereunder, the grant dates and the vesting schedule.

(c) None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of repurchase or forfeiture, or any similar right, except that the Parent Restricted Stock is subject to a right of repurchase in favor of Parent. None of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. There is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock or any securities of any Significant Subsidiary of any Parent Entity. None of the Parent Entities is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(d) As of the close of business on July 12, 2018, no shares of Parent Common Stock constitute Parent Restricted Stock.

(e) Except as set forth in Section 3.3(a), Section 3.3(b), Section 3.3(c) and Section 3.3(d) or in Part 3.3(e) of the Parent Disclosure Schedule, as of the date of this Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) granted or issued by any Parent Entity to acquire any shares of the capital stock or other securities of any of the Parent Entities; (ii) outstanding security, instrument or obligation of a Parent Entity that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Parent Entities; (iii) outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights or equity-based awards issued in each case by a Parent Entity with respect to any of the Parent Entities; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Parent Entities is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(f) All outstanding shares of Parent Common Stock, and all other securities of the Parent Entities (including under the Parent Equity Plan), have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts, except where the failure to be so issued and granted, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. As of July 12, 2018, 1,577,454 shares of Parent Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the Parent Equity Plan.

(g) All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each of Parent’s Subsidiaries have been duly authorized and validly issued, are fully paid and, in the case of corporate Subsidiaries, nonassessable, and such shares, securities or interests are free of preemptive rights and are owned beneficially and of record by Parent (other than: (i) as expressly set forth in Part 3.3(g) of the Parent Disclosure Schedule; and (ii) with respect to those Subsidiaries of Parent organized under the laws of foreign jurisdictions where shares of capital stock or other equity securities or ownership interests are required under applicable Legal Requirements to be held by one or more directors, employees or agents of such Subsidiary, in each case as disclosed in Part 3.3(g) of the Parent Disclosure Schedule), free and clear of any Encumbrances (other than restrictions on transfer imposed by applicable securities laws).

3.4 SEC Filings; Financial Statements.

(a) Parent has Made Available to the Company accurate and complete copies of all registration statements, proxy statements, Parent Certifications and other statements, reports, schedules, forms and other documents filed by Parent and each of its Subsidiaries with the SEC since July 31, 2017, including all amendments thereto (collectively, the “Parent SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by Parent, each of its Subsidiaries and their respective Executive Officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected: (A) in the case of Parent SEC Documents filed or furnished on or prior to the date of this Agreement that were amended or superseded on or prior to the date of this Agreement, by the filing or furnishing of the applicable amending or superseding Parent SEC Document; and (B) in the case of Parent SEC Documents filed or furnished after the date of this Agreement that are amended or superseded prior to the First Merger Effective Time, by the filing or furnishing of the applicable amending or superseding Parent SEC Document. The certifications and statements relating to the Parent SEC Documents required by: (1) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (2) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or

(3) any other rule or regulation promulgated by the SEC or applicable to the Parent SEC Documents (collectively, the “Parent Certifications”) are accurate and complete, and comply as to form and content with all applicable Legal Requirements. There are no unresolved comments issued by the staff of the SEC with respect to any Parent SEC Documents. As used in this Section 3.4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning the Parent Entities required to be disclosed by Parent in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. As of the date of this Agreement, Parent is in compliance in all material respects with the applicable listing requirements of the New York Stock Exchange, and has not since July 31, 2017 received any written (or, to the Knowledge of Parent, verbal) notice asserting any non-compliance with the listing requirements of the New York Stock Exchange.

(c) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby.

(d) Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent Entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent Entities that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that, as of the date thereof, such controls were effective. To the Knowledge of Parent, since December 31, 2017, neither Parent nor any of its Subsidiaries nor Parent’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by any of the Parent Entities that would be reasonably likely to adversely affect such Parent Entity’s ability to record, process, summarize and report financial information; (B) any illegal act or fraud, whether or not material, that involves Parent’s management or other employees; or (C) any claim or allegation regarding any of the foregoing.

(e) None of the Parent Entities has any obligation or other commitment to become a party to any material “off-balance sheet arrangements” in the future.

3.5 Absence of Changes. Except as set forth on Part 3.5 of the Parent Disclosure Schedule, between December 31, 2017 and the date of this Agreement:

(a) there has not been any Parent Material Adverse Effect, and no event has occurred or circumstance has arisen that would, in combination with any other events or circumstances, reasonably be expected to have, a Parent Material Adverse Effect;

(b) none of the Parent Entities has: (i) declared, accrued, set aside or paid any dividend or made any other distribution (whether in cash, stock or otherwise) in respect of any shares of capital stock (other than dividends or distributions by a direct or indirect Subsidiary of Parent to Parent or any direct or indirect wholly-owned Subsidiary of Parent); or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (other than repurchase or forfeiture of Parent Restricted Stock in connection with termination of employment of the previous holder of such Parent Restricted Stock that were made in the ordinary course of business and consistent with past practices);

(c) Parent has not amended or waived, in any material respect, any of its rights under, or acted to accelerate the vesting under, any provision of any Parent RSU, Parent Warrants or any Parent Employee Plan that provides any benefits in the form of Parent Common Stock;

(d) none of the Parent Entities has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(e) none of the Parent Entities has made, or made any commitment to make, any capital expenditures, deferred dry dock costs or investments which, when added to all other capital expenditures, deferred dry dock costs or investments made on behalf of the Parent Entities since December 31, 2017, exceeds $25,000,000 in the aggregate;

(f) none of the Parent Entities has: (i) lent any money to any Person (other than extensions of credit to trade creditors, intercompany indebtedness, short-term advances made to non-Executive Officer employees which have subsequently been repaid and routine travel and business expense advances made to employees, in each case, in the ordinary course of business); or (ii) incurred or guaranteed any indebtedness for borrowed money;

(g) none of the Parent Entities has: (i) adopted, established or entered into any Parent Employee Plan or Parent Employee Agreement with any Executive Officer of Parent (other than grants of Parent RSUs in the ordinary course of business consistent with past practice); (ii) caused or permitted any material Parent Employee Plan to be amended in any material respect or terminated; (iii) other than in the ordinary course of business and consistent with past practice, paid any material bonus or made any material profit sharing or similar payment to any of its current or former directors, officers or other employees; (iv) materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any of its current or former directors, officers or other employees; or (v) granted any rights to receive severance, termination, retention or tax gross up compensation or benefits to, any of its current or former directors, officers or other employees;

(h) other than in accordance with GAAP, none of the Parent Entities has changed any of its methods of accounting or accounting practices or internal controls (including internal controls over financial reporting) in any material respect;

(i) none of the Parent Entities has made, changed or rescinded any material Tax election, changed any annual Tax accounting period or adopted or changed any method of Tax accounting, in each case, relating to a material amount of Tax, settled or compromised any claim relating to a material amount of Taxes, filed any material amended Tax Return, surrendered any claim for a refund of a material amount of Taxes or filed any material Tax Return other than one prepared in accordance with past practice;

(j) (1) none of the Parent Entities has commenced or settled any Legal Proceeding, in each case, that has resulted in (A) a material obligation involving payment by any of the Parent Entities in an amount in excess of $500,000, individually or in the aggregate, or (B) injunctive relief, and (2) there has been no judgment in favor of a plaintiff in excess of $500,000, individually or in the aggregate with all other judgments in any Legal Proceeding in which a Parent Entity is a defendant;

(k) none of the Parent Entities has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and

(l) none of the Parent Entities has agreed or committed to take any of the actions referred to in clauses “(b)” through “(k)” above.

3.6 Title to Assets. Except with respect to real property (which is covered by Section 3.7) and Intellectual Property (which is covered by Section 3.8), the Parent Entities own, and have good and valid title to: (a) all assets reflected on the Parent Balance Sheet (except for inventory or used or obsolete equipment sold or otherwise disposed of in the ordinary course of business since the date of the Parent Balance Sheet) or acquired after the date thereof; and (b) all other assets reflected in the books and records of the Parent Entities as being owned by the Parent Entities, except, in each case, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, in each of clause (a) and (b), a Parent Material Adverse Effect. Except as set forth in Part 3.6 of the Parent Disclosure Schedule or as otherwise would not be material to Parent and its Subsidiaries, taken as a whole, all of said assets are owned by the Parent Entities free and clear of any Encumbrances, except for Parent Permitted Encumbrances. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, the Parent Entities are the lessees of, and hold valid leasehold interests in: (i) all assets reflected as leased on the Parent Balance Sheet; and (ii) all other assets reflected in the books and records of the Parent Entities as being leased to the Parent Entities,  and the Parent Entities enjoy undisturbed possession of such leased assets.

3.7 Equipment; Real Property; Leasehold.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, all items of equipment and other tangible assets, including Parent Vessels (other than any Parent Vessel that is undergoing repairs, maintenance, or is in lay-up), owned by or leased to and necessary for the operation of the Parent Entities are: (i) suitable for the uses to which they are being put; (ii) in good operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with standard industry practice; (iii) adequate for the continued conduct of the businesses of the Parent Entities in the manner in which such businesses are currently being conducted without need for replacement or repair, except in the ordinary course of business; and (iv) conform in all material respects with all applicable Legal Requirements.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, the Parent Entities have good, marketable and indefeasible fee title to, or valid rights of way, easements or licenses over, under and across, the Parent Owned Real Property, free and clear of any Encumbrances, except for Parent Permitted Encumbrances.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect: (i) the present use and operation of the Parent Leased Real Property is authorized by, and is in compliance with, all applicable zoning, land use, building, fire, health, labor, safety and environmental laws and other Legal Requirements; and (ii) there is no Legal Proceeding pending, or to the Knowledge of Parent, threatened, that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present ownership, use or operation of any Parent Leased Real Property. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect: (A) since July 31, 2017, none of the Parent Entities has received any notice or other communication, whether written or otherwise, of a default, alleged failure to perform, or any offset or counterclaim with respect to any occupancy agreement with respect to any Parent Leased Real Property which has not been fully remedied and withdrawn; (B) each of the Parent Entities has complied with the terms of all leases (to which they are parties) relating to the Parent Leased Real Property and all such leases are in full force and effect; and (C) the Parent Leased Real Property is in good operating condition and repair and is free from any structural, physical and mechanical defects.

3.8 Intellectual Property.

(a) Part 3.8(a) of the Parent Disclosure Schedule accurately identifies:

(i) in Part 3.8(a)(i) of the Parent Disclosure Schedule each item of Registered IP that is material to the business of the Parent Entities as conducted on the date of this Agreement, in which any of the Parent Entities has or purports to have an ownership interest of any nature (whether solely, jointly with another Person or otherwise) (such Registered IP identified in Part 3.8(a)(i) of the Parent Disclosure Schedule, together with any other Registered IP required to be identified in Part 3.8(a)(i) of the Parent Disclosure Schedule, collectively, the “Parent Material Registered IP”);

(ii) in Part 3.8(a)(ii) of the Parent Disclosure Schedule, each Contract pursuant to which any Intellectual Property Rights or Intellectual Property, in each case that is material to the business of any of the Parent Entities as conducted on the date of this Agreement, is licensed to any Parent Entity, excluding any non-exclusive, “off-the-shelf” software that is generally commercially available on standard terms required or used by any of the Parent Entities (for purposes of this Agreement, a covenant not to sue or not to assert infringement claims shall be deemed a license); and

(iii) in Part 3.8(a)(iii) of the Parent Disclosure Schedule, each Contract pursuant to which any of the Parent Entities has granted any license under, or otherwise granted, transferred or conveyed any right or interest in or to, any material Parent IP (other than non-exclusive licenses granted to customers, resellers, and distributors of a Parent Entity in the ordinary course of business).

(b) One or more of the Parent Entities, as applicable, owns all right, title and interest in and to all Parent IP free and clear of any Encumbrances (other than Parent Permitted Encumbrances, licenses identified in Part 3.8(a)(iii) of the Parent Disclosure Schedule, and licenses expressly excluded from the disclosure requirements under Section 3.8(a)(iii)). Except as would not be material to Parent and its Subsidiaries as a whole, each Parent Entity has taken commercially reasonable steps to maintain the confidentiality of (i) all material trade secrets owned by any of the Parent Entities and (ii) all trade secrets owned by any Person with respect to which any of the Parent Entities has a confidentiality obligation.

(c) All Parent Material Registered IP that has been registered or issued is subsisting and, to the Knowledge of Parent, valid and enforceable. There are no pending Legal Proceedings involving any Parent Entity in which the validity or enforceability of any Parent Material Registered IP is being challenged or contested.

(d) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, or would reasonably be expected to, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare: (i) any loss of, or Encumbrance (other than any Parent Permitted Encumbrance) on, any material Parent IP; or (ii) any grant, assignment or transfer to any other Person of any license or other right, title or interest in, to or under any of the Parent IP.

(e) To the Knowledge of Parent, none of the Parent Entities has, since July 31, 2017, infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual

Property Right of any other Person. Each Parent Entity owns or otherwise has, and, after the Closing, each Parent Entity will have, all Intellectual Property and Intellectual Property Rights necessary to conduct the business of such Parent Entity as currently conducted and currently planned by such Parent Entity to be conducted.

(f) To the Knowledge of Parent, no Person is infringing, misappropriating, or otherwise violating any material Parent IP.

(g) Since July 31, 2017, none of the Parent Entities has received any written (or, to the Knowledge of Parent, any other) notice or other communication (i) relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by any of the Parent Entities or (ii) challenging the ownership, use, validity or enforceability of any material Parent IP.

(h) The Parent IT Systems are adequate and sufficient for the operation of the business of each such Parent Entity as currently conducted. To the Knowledge of the Parent, there has been no unauthorized access to or use or breach of any Parent IT Systems (or any software, information or data stored thereon) that would reasonably be expected to have a Parent Material Adverse Effect.

3.9 Contracts.

(a) Part 3.9(a) of the Parent Disclosure Schedule identifies each Parent Contract that constitutes a “Parent Material Contract” as of the date hereof. For purposes of this Agreement, each of the following shall constitute a “Parent Material Contract”:

(i) any Parent Contract that is a material contract required to be filed as an exhibit pursuant to Item 601(b)(4) or (10) of Regulation S-K under the Exchange Act to any registration statement, proxy statement or other statement, report, schedule, form or other document filed by any Parent Entity with the SEC;

(ii) any Contract (A) constituting a Parent Employee Agreement for a Designated Position, or (B) pursuant to which any of the Parent Entities is or may become obligated to grant or accelerate the vesting of, or otherwise modify, any stock option, restricted stock, restricted stock unit, stock appreciation right or other equity interest in any of the Parent Entities;

(iii) any Contract contemplating an exclusive or preferential relationship between any Parent Entity and any other Person, including any “most favored nation” or “most favored customer” or similar provision in favor of such other Person;

(iv) any Contract that imposes any restriction in any material respect on the right or ability of any Parent Entity: (A) to compete with any other Person; or (B) to perform services for any other Person;

(v) any Contract (A) incorporating or relating to any guaranty of third party obligations, or (B), other than Contracts entered into in the ordinary course of business consistent with past practice, imposing any material obligations under any warranty, sharing of liabilities, indemnity or similar obligation;

(vi) any Contract relating to any currency or other hedging;

(vii) any Contract that contemplates or involves the payment or delivery of cash or other consideration (by or to any Parent Entity) in an amount or having a value in excess of $6,000,000 in the aggregate, or contemplates or involves the performance of services (by or for any Parent Entity) having a value in excess of $6,000,000 in the aggregate;

(viii) any Contract that: (A) provides for the authorship, invention, creation, conception or other development of any Intellectual Property or Intellectual Property Rights (1) by any Parent Entity for any

Person or (2) for any Parent Entity by any Person (other than with respect to this subsection (A)(2), Parent IP Assignment Contracts with employees, consultants or independent contractors of any Parent Entity that are on such Parent Entity’s standard unmodified forms Made Available to the Company); or (B) provides for the assignment or other transfer of any ownership interest in any material Intellectual Property or Intellectual Property Rights (1) by any Parent Entity to any Person or (2) to any Parent Entity from any Person (other than with respect to this subsection (B)(2), Parent IP Assignment Contracts with employees, consultants or independent contractors of any Parent Entity that are on such Parent Entity’s standard unmodified forms Made Available to the Company);

(ix) any joint venture or similar Contract; and

(x) any other Contract, if a breach or termination of such Contract would have, or would reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent has Made Available to the Company an accurate and complete copy of each Parent Contract that constitutes a Parent Material Contract as of the date hereof.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, each Parent Contract that constitutes a Parent Material Contract as of the date hereof is valid and in full force and effect, and is enforceable in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect: (i) none of the Parent Entities has violated or breached, or committed any default under, any Parent Contract; (ii) to the Knowledge of the Parent, no other Person has violated or breached, or committed any default under, any Parent Contract; and (iii) since July 31, 2017, none of the Parent Entities has received any notice or other communication, written or otherwise, regarding any actual or possible violation or breach of, or default under, any Parent Material Contract.

3.10 Liabilities. None of the Parent Entities has any accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such, or specifically reserved against, in the Parent Balance Sheet; (b) liabilities that have been incurred by the Parent Entities since the date of the Parent Balance Sheet in the ordinary course of business and consistent with past practices; (c) liabilities for performance of obligations of the Parent Entities pursuant to the express terms of Parent Contracts; (d) liabilities under this Agreement or incurred in connection with the Contemplated Transactions; and (e) liabilities that, individually or in aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

3.11 Compliance with Legal Requirements. Each of the Parent Entities is, and has at all times since July 31, 2017 been, in compliance with all applicable Legal Requirements, including Environmental Laws and Legal Requirements relating to employment, securities law matters and Taxes, except, in each case, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Since July 31, 2017, none of the Parent Entities has received any written notice from any Governmental Body or other Person, or has Knowledge of any circumstance regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except such actual or possible violations or failures to comply as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent and each of its Subsidiaries that owns or operates Parent Vessels in the coastwise trade of the United States of America is a citizen of the United States of America pursuant to Section 2 of the Shipping Act of 1916, as amended, and is fully qualified to own and operate vessels in the coastwise trade of the United States of America. Each Parent Vessel is lawfully documented and each Parent Vessel and owner of such Parent Vessel complies with all applicable Legal Requirements of the United States of

America or any jurisdiction to which the Parent Vessels may in addition be subject, in each case, except as would not be material to Parent and its Subsidiaries taken as a whole.

3.12 Certain Business Practices. None of the Parent Entities and, to the Knowledge of Parent, no director, officer, agent, employee or other Person acting on behalf of any of the Parent Entities, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of any applicable foreign, federal or state Legal Requirement (including, to the extent applicable, the Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act of 2010); or (c) made any other unlawful payment, except, in the case of clauses “(a)” through “(c)” of this sentence, as, individually or in the aggregate, would not reasonably be expected to be material, individually or in the aggregate, to Parent and its Subsidiaries, taken as a whole. To the Knowledge of Parent, each of the Parent Entities maintains sufficient internal controls and compliance programs to detect and prevent violations of anticorruption Legal Requirements (including the Foreign Corrupt Practices Act of 1977). To the Knowledge of Parent, the books and records of each of the Parent Entities are adequately maintained and accurately track any payments to Governmental Bodies and other third parties with respect to compliance with applicable anti-bribery Legal Requirements.

3.13 Governmental Authorizations. Except where the failure to hold Governmental Authorizations, failure to be in full force or effect or failure to comply, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect: (a) each of the Parent Entities holds all material Governmental Authorizations necessary to enable such Parent Entity to conduct its business in the manner in which such business is currently conducted or as currently proposed to be conducted by such Parent Entity; (b) all such Governmental Authorizations are valid and in full force and effect; and (c) each Parent Entity is, and at all times since July 31, 2017 has been, in compliance with the terms and requirements of such Governmental Authorizations. Since July 31, 2017, none of the Parent Entities has received any notice or other communication from any Governmental Body regarding: (i) any asserted failure by it to have obtained any such Governmental Authorization, or any past and unremedied failure to obtain any such Governmental Authorizations; (ii) any actual or possible material violation of or failure to comply in any material respect with any term or requirement of any material Governmental Authorization; or (iii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization, except where the failure to hold Governmental Authorizations, failure to be in full force or effect or failure to comply, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

3.14 Tax Matters.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect:

(i) each of the Tax Returns required to be filed by or on behalf of the respective Parent Entities with any Governmental Body (the “Parent Entity Returns”): (A) has been filed on or before the applicable due date (including any extensions of such due date); (B) has been prepared in compliance with all applicable Legal Requirements; and (C) is true, correct and complete in all respects;

(ii) all Taxes owed by each Parent Entity that are due and payable have been timely paid;

(iii) each Parent Entity has timely withheld and paid all Taxes required to have been withheld and paid in connection with any payment to an employee, independent contractor, creditor, stockholder, or other third party; and

(iv) the Parent Balance Sheet accrues all liabilities for Taxes with respect to all periods through the date of the Parent Balance Sheet in accordance with GAAP, and none of the Parent Entities has incurred any liabilities for Taxes since the date of the Parent Balance Sheet, other than in the operation of the business of the Parent Entities in the ordinary course.

(b) No Parent Entity and no Parent Entity Return is currently under (or since July 31, 2017 has been under) audit by any Governmental Body and no Governmental Body has delivered to any Parent Entity a written notice or request to conduct a proposed audit or examination with respect to Taxes.

(c) The income and franchise Tax Returns of each Parent Entity through the Tax year ended December 31, 2012 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Legal Requirement, after giving effect to extensions or waivers, has expired.

(d) No extension or waiver of the limitation period applicable to any Parent Entity Returns has been granted (by Parent or any other Person), and no such extension or waiver has been requested from any Parent Entity.

(e) (i) No claim or Legal Proceeding is pending or has been threatened in writing against or with respect to any Parent Entity in respect of any material Tax; (ii) there are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by any Parent Entity with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Parent Entities and with respect to which reserves for payment have been established on the Parent Balance Sheet in accordance with GAAP); and (iii) there are no Encumbrances for material Taxes upon any of the assets of any of the Parent Entities, except for Encumbrances that constitute Parent Permitted Encumbrances pursuant to clause “(a)” of the definition thereof.

(f) No claim which has resulted or could reasonably be expected to result in an obligation to pay material Taxes has ever been made by any Governmental Body in a jurisdiction where a Parent Entity does not file a Tax Return that it is or may be subject to taxation by that jurisdiction.

(g) None of the Parent Entities is liable for Taxes of any other Person (other than another Parent Entity), or is currently under any contractual obligation to indemnify any such Person with respect to any amounts of such Person’s Taxes or is a party to any Contract allocating, sharing or providing for payments by a Parent Entity with respect to any amount of Taxes of any other Person (in each case, except for customary agreements not primarily related to Taxes).

(h) No Parent Entity: (i) has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code; or (ii) is or has been a United States of America real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified by Section 897(c)(1)(A)(ii) of the Code.

(i) No Parent Entity has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar Legal Requirement to which a Parent Entity may be subject, other than the affiliated group of which Parent is the common parent.

(j) No Parent Entity has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or similar transaction under any corresponding or similar Legal Requirement.

(k) No Parent Entity has taken (or agreed to take) any action or knows of any fact or circumstance that would reasonably be expected to cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(l) No Parent Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing

Date, as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any similar Legal Requirement; (ii) installment sale or other open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) closing agreement described in Section 7121 of the Code or any similar Legal Requirement executed on or prior to the Closing Date; (v) indebtedness discharged in connection with any election under Section 108(i) of the Code or any similar Legal Requirement or (vi) election pursuant to Section 965 of the Code.

(m) Parent has Made Available to the Company accurate and complete copies of all federal and state income Tax Returns of the Parent Entities for all Tax years that remain open or are otherwise subject to audit (other than years that remain open solely because of the carry forward of net operating losses or other Tax attributes), and all other Parent Entity Returns filed since December 31, 2015.

(n) Parent has disclosed on its federal income Tax Returns all positions that could reasonably be expected to give rise to a material understatement penalty within the meaning of Section 6662 of the Code or any similar Legal Requirement.

(o) For purposes of this Section 3.14, any reference to any Parent Entity shall be deemed to include any Person that merged with or was liquidated or converted into such Parent Entity (other than as a result of the Mergers).

3.15 Employee and Labor Matters; Benefit Plans.

(a) Except as set forth in Part 3.15(a) of the Parent Disclosure Schedule, none of the Parent Entities is a party to, or has a legally imposed duty to bargain for, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, or, to the Knowledge of Parent, purporting or seeking to represent any employees of any of the Parent Entities. Parent has Made Available to the Company accurate and complete copies of any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees. Since July 31, 2017, there has not been any strike, material slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Parent Entities or any of their employees. There is not now pending, and, to the Knowledge of the Parent, no Person has threatened to commence, any such strike, material slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. There is no claim or grievance pending or, to the Knowledge of the Parent, threatened relating to any employment Contract, wages and hours, leave of absence, plant closing notification, employment statute or regulation, work rule (together with all policies and supplements related thereto), privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Parent Associate, including charges of unfair labor practices or harassment complaints that would, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect.

(b) Each of the Parent Entities and Parent Affiliates, except as would not reasonably be expected to have, a Parent Material Adverse Effect: (i) has withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to Parent Associates; (ii) is not liable for any arrears of wages or any Taxes or any interest or penalty for failure to comply with the Legal Requirements applicable to the foregoing; and (iii) is not liable for any payment to any trust or other fund governed or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security, social charges or other benefits or obligations for Parent Associates (other than routine payments to be made in the normal course of business and consistent with past practice). Each of the Parent Entities and Parent Affiliates is, and since July 31, 2017 has been, in compliance in all material respects with (A) the terms of the collective bargaining agreements and other Contracts with each labor organization listed on Part 3.15(a) of the Parent Disclosure Schedule, and all applicable Legal Requirements pertaining to employment and employment practices, including all Legal Requirements relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, unemployment insurance and employee classification; and (B) any Order or arbitration award of any court, arbitrator or any Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor related matters.

(c) Part 3.15(c) of the Parent Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each material Parent Employee Plan and each Parent Employee Agreement with an Executive Officer or key employee holding a Designated Position of any Parent Entity. None of the Parent Entities or Parent Affiliates intends, and none of the Parent Entities or Parent Affiliates has committed, to establish or enter into any new Parent Employee Plan or Parent Employee Agreement with any Executive Officer, or to modify any Parent Employee Plan or Parent Employee Agreement with any Executive Officer (except to conform any such Parent Employee Plan or such Parent Employee Agreement to the requirements of any applicable Legal Requirements or as required by this Agreement).

(d) Parent has Made Available to the Company accurate and complete copies of, to the extent applicable: (i) all documents setting forth the terms of each Parent Employee Plan and each Parent Employee Agreement listed in Part 3.15(c) of the Parent Disclosure Schedule, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto), if any, required under applicable Legal Requirements in connection with each Parent Employee Plan; (iii) if the Parent Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Parent Employee Plan assets, if any; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA or any similar Legal Requirement with respect to each Parent Employee Plan; (v) all discrimination tests required under the Code for each Parent Employee Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; (vi) the most recent IRS determination, opinion or advisory letter issued with respect to each Parent Employee Plan intended to be qualified under Section 401(a) of the Code; and (vii) any non-routine communications with any Governmental Body regarding a Parent Employee Plan or Parent Employee Agreement during the past three years.

(e) Each of the Parent Entities and Parent Affiliates has performed, in all material respects, all obligations required to be performed by it under each Parent Employee Plan, and each Parent Employee Plan has been established, maintained, administered and funded in all material respects both in accordance with its terms and in compliance with all applicable Legal Requirements. Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter as to its qualified status under the Code or is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued to the sponsor of such prototype or volume submitter plan. To the Knowledge of Parent, no event has occurred and no circumstance or condition exists that could reasonably be expected to result in the disqualification of any such Parent Employee Plan. Since July 31, 2017, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt, has occurred with respect to any Parent Employee Plan. Each Parent Employee Plan (other than any Parent Employee Plan to be terminated prior to the First Merger Effective Time in accordance with this Agreement) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent, any of the Parent Entities or any Parent Affiliate (other than any liability for ordinary administration expenses and benefits accrued as of the date of amendment, termination or discontinuance). There are no audits or inquiries pending or, to the Knowledge of Parent, threatened by the IRS, the DOL or any other Governmental Body with respect to any Parent Employee Plan. None of the Parent Entities, and no Parent Affiliate is subject to: (i) any material penalty or Tax with respect to any Parent Employee Plan under

Section 502(i) of ERISA or Sections 4975 through 4980 of the Code; or (ii) any material penalty or Tax under applicable Legal Requirements with respect to any Parent Employee Plan or Parent Employee Agreement. Neither the terms nor the performance of any Parent Employee Agreement or Parent Employee Plan could reasonably be expected to result in gross income inclusion after the First Merger Effective Time pursuant to Section 409A(a)(1)(A) of the Code.

(f) Except as set forth in Part 3.15(f) of the Parent Disclosure Schedule, none of the Parent Entities, and no Parent Affiliate, has since July 31, 2017 maintained, established, sponsored, participated in or contributed to, or may otherwise be expected to incur or become subject to any liability or obligation to any: (i) employee benefit plan that is (or was) subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; or (iii) plan described in Section 413(c) of the Code. No Parent Employee Plan is or has been funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. None of the Parent Entities, and no Parent Affiliate, has ever maintained, established, sponsored, participated in or contributed to, any Parent Pension Plan in which stock of any of the Parent Entities or any Parent Affiliate is or was held as a plan asset. There are no material liabilities of the Parent Entities with respect to any Parent Employee Plan that are not properly accrued and reflected in the financial statements of Parent in accordance with GAAP.

(g) No Parent Employee Plan or Parent Employee Agreement provides (except at no cost to the Parent Entities or any Parent Affiliate), or reflects or represents any material liability of any of the Parent Entities or any Parent Affiliate to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except: (i) as may be required by COBRA or other applicable Legal Requirements; (ii) benefits through the end of the month of termination of employment; (iii) death benefits attributable to deaths occurring at or prior to termination of employment; (iv) disability benefits attributable to disabilities occurring at or prior to termination of employment; and (v) conversion rights.

(h) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions will or could reasonably be expected to (either alone or in combination with a termination of employment) constitute an event under any Parent Employee Plan, Parent Employee Agreement, trust, loan or otherwise that will or may result in (either alone or in combination with a termination of employment) any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, material increase in benefits or obligation to fund benefits with respect to any Parent Associate.

(i) None of the Parent Entities or Parent Affiliates is a party to any agreement, plan, arrangement or other Contract covering any Parent Associate, or has made or is required to make any payments to any Parent Associate, that, considered individually or considered collectively with any other such Contracts or payments, will, or could reasonably be expected to, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(2) of the Code (or any comparable provision under state or foreign Tax laws). No Parent Entity is a party to or has any obligation under any Contract to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(j) Since July 31, 2017, none of the Parent Entities has effectuated a “plant closing,” partial “plant closing,” “relocation,” “mass layoff” or “termination” (as defined in the WARN Act), or comparable events under any similar Legal Requirement, affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Parent Entities that would reasonably be expected to result in any consequences for any Parent Entity under the WARN Act, except for consequences that either individually or in the aggregate would reasonably be expect not to cause a Parent Material Adverse Effect.

3.16 Environmental Matters. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect:

(a) the Parent Entities are, and since July 31, 2017 have been, operated in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of the Parent Entities;

(b) none of the Parent Entities has received any written or, to the Knowledge of Parent, other notice or other communication, whether from a Governmental Body, citizens group, Parent Associate or otherwise, that alleges that any of the Parent Entities is not or might not be in compliance with, or may have any liability under or pursuant to, any Environmental Law, which non-compliance or liability has not been fully resolved;

(c) all Parent Owned Real Property, Parent Leased Real Property and any other property that is or, to the Knowledge of Parent, was owned, leased or occupied by any of the Parent Entities, and all surface water, groundwater and soil associated with or, to the Knowledge of Parent, adjacent to such property, is free of any Materials of Environmental Concern, except as would not reasonably be expected to require any investigation, corrective action or other remedial obligations under Environmental Laws;

(d) no Parent Entity has caused the Release of any Materials of Environmental Concern into the environment, except as would not reasonably be expected to require any investigation, corrective action or other remedial obligations under Environmental Laws;

(e) to the Knowledge of Parent, no Parent Entity has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law: (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is subject to a Legal Requirement to take investigative or remedial action or to make payment for the cost of investigating or remediating any site; and

(f) none of the Parent Entities has entered into any Parent Contract that may require any of them to guarantee, reimburse, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws.

3.17 Insurance. As of the date hereof, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, each material insurance policy and material self-insurance program and arrangement relating to the business, assets and operations of the Parent Entities is in full force and effect. Since July 31, 2017, none of the Parent Entities has received any written notice regarding any: (a) cancellation or invalidation of any material insurance policy; (b) refusal of any coverage or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any material insurance policy.

3.18 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Parent Entities or any of the assets owned, leased, or used by any of the Parent Entities, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect; or (ii) that, as of the date hereof, challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers or any of the other Contemplated Transactions.

(b) There is no Order to which any of the Parent Entities, or any of the assets owned or used by any of the Parent Entities, is subject, except for such Orders as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

3.19 Authority; Binding Nature of Agreement. Parent has all necessary corporate right, power and authority to enter into and perform its obligations under this Agreement, subject to receipt of the Required Parent Stockholder Vote. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent, subject to receipt of the Required Parent Stockholder Vote. The Parent Board (at a meeting duly called and held) has, unanimously: (a) determined that this Agreement, the Mergers, the Parent Share Issuance and the other Contemplated Transactions are advisable and fair to, and in the best interests of, Parent and its stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement by Parent; and (c) recommended: (A) the approval of the issuance of shares of Parent Common Stock in the First Merger for purposes of the rules and regulations of the New York Stock Exchange (the “Parent Share Issuance”); and (B) directed that the Parent Share Issuance be submitted for consideration by Parent’s stockholders at the Parent Stockholders Meeting, and, subject to Section 5.3(c), such resolutions have not been rescinded, modified or withdrawn in any way. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.20 Vote Required. The affirmative vote of the holders of a majority of the voting power of the shares of Parent Common Stock present in person or represented by proxy and entitled to vote at the Parent Stockholders Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Share Issuance (the “Required Parent Stockholder Vote”) and consummate the other Contemplated Transactions.

3.21 Section 203 of the DGCL and other Anti-takeover Statutes. The Parent Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery or performance of this Agreement or to the consummation of the Mergers or any of the other Contemplated Transactions. Except for Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations enacted under the DGCL or other Legal Requirements applies to the Mergers, this Agreement or any of the Contemplated Transactions.

3.22 No Ownership of Company Common Stock. None of the Parent Entities owns any Company Common Stock, nor at any time during the last three years has any Parent Entity been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL.

3.23 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the DLLCA, the HSR Act, the Securities Act, state securities or “blue sky” laws, the Exchange Act and the listing requirements of the New York Stock Exchange and, with respect to clauses “(ii)” through “(v)” below, except as, individually or in the aggregate, would not either: (x) reasonably be expected to have a Parent Material Adverse Effect; or (y) reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or any of the other Contemplated Transactions, neither the execution, delivery or performance of this Agreement by Parent, nor the consummation of the Mergers or any of the other Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Parent Entities;

(ii) contravene or conflict with or result in a violation of, or give any Governmental Body the right to challenge the Mergers or any of the other Contemplated Transactions under, any Order to which any of the Parent Entities, or any of the assets owned or used by any of the Parent Entities, is subject;

(iii) contravene or conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Parent Entities or that otherwise relates to the business of any of the Parent Entities or to any of the assets owned or used by any of the Parent Entities;

(iv) contravene or conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any such Parent Material Contract; (B) receive or require a rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract; (C) accelerate the maturity or performance of any such Parent Material Contract; or (D) cancel, terminate or modify any right, benefit, obligation or other term of such Parent Material Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Parent Entities (except for minor Encumbrances that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Parent Entities).

(b) Except as may be required by the Exchange Act, the DGCL, the HSR Act, the Securities Act, state securities or “blue sky” laws, and the listing requirements of the New York Stock Exchange (as they relate to the Form S-4 Registration Statement), none of the Parent Entities was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement by Parent; or (y) the consummation of the Mergers or any of the other Contemplated Transactions, except, in each case, where the failure to make such filings, give such notices or obtain such Consents, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

3.24 Opinion of Financial Advisor. The Parent Board has received the written opinion of the Parent Financial Advisor, financial advisor to Parent, dated as of the date of this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent.

3.25 Financial Advisor. Except for the Parent Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Mergers or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Parent Entities. Parent has provided to the Company complete and correct copies of all agreements under which any such fees, commissions, expenses or other amounts have been paid or may become payable (and describing any such fees, commissions, expenses or other amounts) and all indemnification and other agreements related to the engagement of the Parent Financial Advisor (collectively, the “Parent Financial Advisor Agreements”).

3.26 Disclosure. None of the information to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of Parent and the stockholders of the Company or at the time of the Parent Stockholders Meeting (or any adjournment or postponement thereof) and the Company Stockholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder. No representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus based on information supplied by any party other than any Parent Entity for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus.

3.27 No Other Representations and Warranties; Disclaimer.

(a) Except for the representations and warranties made by Parent in this Section 3, neither Parent nor any other Person makes any express or implied representation or warranty with respect to any Parent Entity or any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent in this Section 3, neither Parent nor any other Person makes or has made any representation or warranty to the Company, any of the Company Affiliates or any Representatives of the Company with respect to any financial projection, forecast, estimate, budget or prospective information relating to any of the Parent Entities or their respective businesses or operations. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Section 3.27(a) shall limit the Company’s remedies in the event of Fraud by any Parent Entity or by any Representative of any Parent Entity.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Section 2 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to any Parent Entity, any of the Parent Affiliates or any Representatives of the Parent Entities. Without limiting the generality of the foregoing, Parent acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to any Parent Entity, any of the Parent Affiliates or any Representatives of the Parent Entities.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation.

(a) Subject to Section 4.1(c), during the period commencing on the date of this Agreement and ending as of the earlier of the First Merger Effective Time or the termination of this Agreement (the “Pre-Closing Period”), upon reasonable advance notice:

(i) Parent and the Company shall each, and shall cause each of their respective Subsidiaries to: (A) provide the Representatives of the Company and Parent, respectively, with reasonable access during normal business hours to its personnel, tax and accounting advisers and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to it or any of its Subsidiaries, in each case as reasonably requested by the Company and Parent, as the case may be; and (B) provide the Representatives of the Company and Parent, respectively, with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to it and its Subsidiaries that is reasonably requested by the Company and Parent, as the case may be.

(ii) Without limiting the generality of the foregoing, the Company and Parent shall each promptly provide the other with copies of any material notice, material report or other material document filed with or sent to any Governmental Body on behalf of any of the Company Entities or the Parent Entities, respectively, in connection with the Mergers or any of the other Contemplated Transactions.

(b) Subject to Section 4.1(c), without limiting Section 4.1(a), during the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to: (A) (i) comply with any reasonable request made by

Parent, including reasonable advance notice, to provide any current Parent Associate with access to any Company Vessel, and (ii) permit any current Parent Associate to inspect such Company Vessel at Parent’s sole expense.

(c) Notwithstanding anything to the contrary set forth in Section 4.1(a), Section 4.1(b), Section 5.1 or Section 5.7, during the Pre-Closing Period, neither Parent nor the Company shall be required to provide or cause to be provided any access or copies or otherwise comply with such Sections if doing so would, in its reasonable judgment: (i) violate any applicable Legal Requirements or the terms of any confidentiality restrictions under any Parent Contracts or Company Contracts, as the case may be; or (ii) jeopardize any attorney-client or other legal privilege; provided, however, that if providing such access or copies or otherwise complying with such Sections would, in the reasonable judgment of Parent or the Company, cause one or more of the effects described in clauses “(i)” and “(ii)” of this Section 4.1(c), Parent and the Company, respectively, shall use, and shall cause its Subsidiaries to use, commercially reasonable efforts to negotiate in good faith agreements or arrangements that permit providing such access or copies or otherwise complying with such Sections without having any of such effects. All access and investigation rights described in Section 4.1(a) and Section 4.1(b) shall be exercised in such a manner as not to materially interfere with the operation of the other Party’s normal business or operations and shall be conducted without creating a material risk of damage or destruction to any property or assets of the other Party.

4.2 Operation of the Business of the Company Entities.

(a) During the Pre-Closing Period, except as set forth in Part 4.2(a) of the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by Legal Requirements or to the extent that Parent shall otherwise consent in writing: (i) the Company shall ensure that each of the Company Entities conducts its business and operations in the ordinary course and in all material respects consistent with past practices; and (ii) the Company shall use commercially reasonable efforts to attempt to ensure that each of the Company Entities preserves intact the material components of its current business organization, keeps available the services of its current Executive Officers and key employees holding a Designated Position and maintains its relations and goodwill with all material suppliers, material customers, material licensors and Governmental Bodies.

(b) Except as set forth in Part 4.2(b) of the Company Disclosure Schedule, as otherwise contemplated by this Agreement or as required by Legal Requirements, during the Pre-Closing Period, the Company shall not (without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed), and the Company shall ensure that each of the other Company Entities does not (without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than: (1) dividends or distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or any direct or indirect wholly-owned Subsidiary of the Company to the extent consistent with past practice; (2) dividends or distributions required under the applicable organizational documents of such Company Entity in effect on the date of this Agreement; or (3) redemptions or acquisitions of securities tendered by holders of Company Stock-Based Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or (B) enter into any stockholder rights plan (or similar plan commonly referred to as a “poison pill”);

(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security (or whose value is directly related to shares of Company Common Stock); or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that: (1) the Company may issue shares of Company Common Stock upon the exercise, settlement or conversion, as applicable, of any Company RSUs and Company Warrants outstanding as of the date hereof, in each case in accordance with their existing terms; and (2) the Company may, in the ordinary course of business and consistent with past practices grant Company RSUs (and issue shares of Company Common Stock upon the settlement thereof): (x) to any newly hired employee or service provider of a Company Entity (other than any officers or directors) under a Company Equity Plan commensurate with his or her position with such Company Entity; and (y) to Company Employees (other than any officers or directors) in connection with the Company’s ordinary course equity award grant process as described on Part 4.2(b)(ii) of the Company Disclosure Schedule; provided, however, that: (aa) except as required in any Company Equity Plan or Company Employee Agreement in effect as of the date of this Agreement, no such Company Stock-Based Awards shall contain any “single-trigger,” “double-trigger” or other vesting acceleration provisions or shall otherwise be subject to acceleration (in whole or in part) as a result of the Merger, any of the other Contemplated Transactions or any other similar transaction (whether alone or in combination with any termination of employment or other event); and (bb) subject to the foregoing, such Company Stock-Based Awards shall be granted or issued pursuant to the Company’s applicable standard agreement and shall contain the Company’s standard vesting schedule);

(iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any Company Equity Plan or any provision of any agreement evidencing any outstanding Company Stock-Based Award, or otherwise modify any of the terms of any outstanding Company Stock-Based Award, warrant or other security or any related Contract, other than any acceleration of vesting that is contemplated in any Company Equity Plan or Company Employee Agreement in effect as of the date hereof;

(iv) amend or waive, or permit the adoption or waiver of, any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(v) (A) acquire any equity interest in any other Entity or Entities other than (I) such acquisition(s) for which consideration paid (including assumption of liabilities), individually or in the aggregate, does not exceed $250,000; (II) capital expenditures permitted by clause (vi) below and (III) transactions between any wholly-owned Company Entities; (B) except in the ordinary course of business and consistent with past practices, form any Subsidiary; or (C) effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(vi) make any capital expenditure, incur regulatory dry dock and related expenses deferred in accordance with the Company’s current accounting policies or make investments other than (A) capital expenditures, deferred dry dock and related expenses and investments provided for in the Company’s 2018 budget Made Available to Parent prior to the date of this Agreement or otherwise not exceeding $5,000,000 in the aggregate for the period from the date of this Agreement through December 31, 2018, (B) capital expenditures, deferred dry dock and related expenses and investments provided for in the Company’s 2019 budget (which will be provided to Parent when approved by the Company Board) not to exceed $3,500,000 in the aggregate, and (C) additional capital expenditures, deferred dry dock and related expenses and investments approved by the Company Board and related to the return to active service of currently stacked or otherwise idle vessels not to exceed $5,000,000 in the aggregate;

(vii) other than in the ordinary course of business and consistent with past practices: (A) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract that if entered into prior to the date hereof would be deemed a Company Material Contract; or (B) materially amend, terminate, or waive any material right or remedy under, any Company Material Contract;

(viii) except as otherwise permitted by clauses “(v)” and “(vi)”, acquire, lease or license any right or other asset from any other Person, sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for assets: (A) acquired, leased, licensed, sold or disposed of by the Company in the ordinary course of business and consistent with past practices; or (B) that are, in the aggregate, immaterial to the business of the Company Entities);

(ix) sell, assign, transfer, license, sublicense, covenant not to sue or assert with respect to, or otherwise dispose of, any material Intellectual Property or Intellectual Property Rights (other than non-exclusive licenses or non-exclusive sublicenses of Intellectual Property or Intellectual Property Rights granted by any Company Entity to any Person, in each case in the ordinary course of business) or abandon, cancel or permit to lapse or expire any material Intellectual Property Rights (except for any issuances, registrations or applications that the Company Entities have allowed to be abandoned or cancelled, or permitted to lapse or expire, in their reasonable business judgment);

(x) make any pledge of any of its material assets or permit any of its material assets to become subject to any Encumbrances, except for Encumbrances: (A) that are required by or automatically effected by Contracts in place as of the date hereof; (B) that do not materially detract from the value of such assets; or (C) that do not materially impair the operations of any of the Company Entities;

(xi) lend money to any Person (other than extensions of credit to trade creditors, intercompany indebtedness and routine travel and business expense advances made to directors or employees, in each case in the ordinary course of business), forgive any loan to any employee, officer or director of any Company Entity or, except in the ordinary course of business and consistent with past practices, incur or guarantee any indebtedness for borrowed money in an aggregate principal amount exceeding $2,000,000 in the aggregate;

(xii) establish, adopt, enter into or amend to materially increase the value of benefits under any Company Employee Plan or under any Company Employee Agreement with any Executive Officer of the Company, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, or adopt or agree to any retention arrangements with or for the benefit of, any of its directors or any of its officers or other employees (except that the Company: (A) may provide routine, reasonable wage or salary increases to employees in the ordinary course of business and in accordance with past practices in connection with the Company’s customary employee review process; (B) may make customary bonus payments, commission payments and profit sharing payments consistent in all material respects with past practices and the terms of any bonus, commission and/or profit sharing plans existing on the date of this Agreement; and (C) may enter into offer letters or employment agreements with any newly hired employees in the ordinary course of business and consistent with past practices, other than employment agreements with Executive Officers of the Company);

(xiii) hire any employee at the level of Vice President or above or with an annual base salary in excess of $200,000, promote any employee to the level of Vice President or above (except in order to fill a position vacated after the date of this Agreement), or terminate any employee at the level of Vice President or above without cause;

(xiv) other than in the ordinary course of business and consistent with past practices or as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in effect at December 31, 2017 in any respect;

(xv) make, change or rescind any material Tax election, change any annual Tax accounting period or adopt or change any method of Tax accounting, in each case, relating to a material amount of Tax, settle or compromise any claim relating to a material amount of Taxes, file any material amended Tax Return, surrender any claim for a refund of a material amount of Taxes or file any material Tax Return other than one prepared in accordance with past practice;

(xvi) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business and consistent with past practices; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided, that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or

(C) in connection with a breach of this Agreement or the other agreements listed in the definition of “Contemplated Transactions;”

(xvii) settle, or offer or propose to settle, any Legal Proceeding involving or against any of the Company Entities: (A) that was commenced by a Governmental Body; or (B) that was commenced by a Person other than a Governmental Body, other than any Legal Proceeding or material claim addressed by Section 5.16, except pursuant to a settlement: (1) that results solely in monetary obligation involving payment by the Company Entities of up to the amount specifically reserved in accordance with GAAP with respect to such Legal Proceedings or claim on the Company Balance Sheet; or (2) in an amount in excess of such reserves, if any, of not more than $150,000 for individual settlements and $500,000 in the aggregate for all settlements during the Pre-Closing Period;

(xviii) enter into any Contract covering any Company Employee, or make any payment to any Company Employee (other than as required by a Contract in effect on the date hereof), that in either case, considered individually or considered collectively with any other such Contracts or payments, will, or would reasonably be expected to, give rise to an “excess parachute payment” within the meaning of Section 280G(b)(2) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code;

(xix) take any action that would reasonably be expected to cause the Mergers to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by the provisions of this Section 4.2(b)) or fail to take any commercially reasonable action necessary to cause the Mergers to so qualify;

(xx) convene any special meeting (or any adjournment or postponement thereof) of the Company’s stockholders other than (x) the Company Stockholders Meeting or (y) any special meeting requested by holders of ten percent or more of the total voting power of all the shares of the Company;

(xxi) except as required by existing Company Employee Plans or by applicable Legal Requirements, recognize any union or enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other Contract with any labor organization;

(xxii) enter into any new line of business, or discontinue or shut down any material line of business or division;

(xxiii) enter into or amend any agreement with any holder of Company Common Stock with respect to holding, voting or disposing of shares of Company Common Stock;

(xxiv) adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization;

(xxv) in the case of a Subsidiary of the Company, acquire any shares of Company Common Stock;

(xxvi) amend any of the Company Financial Advisor Agreements;

(xxvii) enter into any transaction that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC; or

(xxviii) agree or commit to take any of the actions described in clauses “(i)” through “(xxvii)” of this Section 4.2(b).

(c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of, and use commercially reasonable efforts to prevent or promptly remedy, any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6.1 and Section 6.2 impossible or unlikely or that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any material Legal Proceeding or material claim threatened, commenced, or asserted against or with respect to any of the Company Entities. No notification given to Parent pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or limit or otherwise affect the remedies available hereunder to Parent.

4.3 Operation of the Business of the Parent Entities.

(a) During the Pre-Closing Period, except as set forth in Part 4.3(a) of the Parent Disclosure Schedule, as otherwise contemplated by this Agreement, as required by Legal Requirements or to the extent that the Company shall otherwise consent in writing: (i) Parent shall ensure that each of the Parent Entities conducts its business and operations in the ordinary course and in all material respects consistent with past practices; and (ii) Parent shall use commercially reasonable efforts to attempt to ensure that each of the Parent Entities preserves intact the material components of its current business organization, keeps available the services of its current Executive Officers and key employees holding a Designated Position and maintains its relations and goodwill with all material suppliers, material customers, material licensors and Governmental Bodies.

(b) Except as set forth in Part 4.3(b) of the Parent Disclosure Schedule, as otherwise contemplated by this Agreement or as required by Legal Requirements, during the Pre-Closing Period, Parent shall not (without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed), and Parent shall ensure that each of the other Parent Entities does not (without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than: (1) dividends or distributions by a direct or indirect wholly-owned Subsidiary of Parent to Parent or any direct or indirect wholly-owned Subsidiary of Parent to the extent consistent with past practice; (2) dividends or distributions required under the applicable organizational documents of such Parent Entity in effect on the date of this Agreement; (3) pursuant to Parent’s right to repurchase Parent Restricted Stock held by an employee of Parent upon termination of such employee’s employment; or (4) redemptions or acquisitions of securities tendered by holders of Parent Stock-Based Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or (B) enter into any stockholder rights plan (or similar plan commonly referred to as a “poison pill”);

(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other security of Parent; (B) any option, call, warrant or right to acquire any capital stock or other security of Parent (or whose value is directly related to shares of Parent Common Stock); or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent (except that: (1) Parent may issue shares of Parent Common Stock upon the exercise, settlement or conversion, as applicable, of any securities outstanding as of the date of this Agreement convertible or exchangeable into shares of Parent Common Stock (including Parent RSUs and Parent Warrants outstanding as of the date hereof) in accordance with their existing terms; and (2) Parent may, in the ordinary course of business and consistent with past practices grant awards under any Parent Employee Plan (and issue shares of Parent Common Stock upon the settlement thereof): (x) to any newly hired employee or service provider of a Parent Entity (other than any officers or directors) under a Parent Equity Plan commensurate with his or her position with such Parent Entity; and (y) to Parent Employees (other than any officers or directors) in connection with the Parent’s ordinary course equity award grant process as described on Part 4.3(b)(ii) of the Parent Disclosure Schedule; provided, however, that subject to the foregoing, such Parent Stock-Based Awards shall be granted or issued pursuant to the Parent’s applicable standard agreement and shall contain Parent’s standard vesting schedule);

(iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any Parent Equity Plan or any provision of any agreement evidencing any outstanding Parent Stock-Based Award, or otherwise modify any of the terms of any outstanding Parent Stock-Based Award, warrant or other security or any related Contract, other than any acceleration of vesting that is contemplated in any Parent Equity Plan or Parent Employee Agreement in effect as of the date hereof;

(iv) except as otherwise contemplated by Section 5.15, amend or waive, or permit the adoption or waiver of, any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(v) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for assets: (A) sold, leased, licensed or disposed of by Parent in the ordinary course of business and consistent with past practices; or (B) that are, in the aggregate, immaterial to the business of the Parent Entities);

(vi) take any action that would reasonably be expected to cause the Mergers to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by the provisions of this Section 4.3) or fail to take any commercially reasonable action necessary to cause the Mergers to so qualify;

(vii) convene any special meeting (or any adjournment or postponement thereof) of Parent’s stockholders other than the Parent Stockholders Meeting;

(viii) adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization;

(ix) enter into or amend any agreement with any holder of Parent Common Stock with respect to holding, voting or disposing of shares of Parent Common Stock;

(x) amend any of the Parent Financial Advisor Agreements;

(xi) enter into any transaction that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC; or

(xii) agree or commit to take any of the actions described in clauses “(i)” through “(xi)” of this Section 4.3(b).

(c) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of, and use commercially reasonable efforts to prevent or promptly remedy, any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6.1 and Section 6.3 impossible or unlikely or that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect. Without limiting the generality of the foregoing, Parent shall promptly advise the Company in writing of any material Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Parent Entities. No notification given to the Company pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or limit or otherwise affect the remedies available hereunder to the Company.

4.4 No Solicitation.

(a) From the date hereof until the earlier of the First Merger Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, shall cause its Subsidiaries and the respective officers, directors, financial advisers, attorneys and accountants of the Company Entities to not, and shall use its reasonable best efforts to ensure that the other Representatives of the Company Entities do not, in each case, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to the Company or Acquisition Inquiry with respect to the Company;

(ii) furnish any information regarding, or afford any Person access to, the business, properties, assets, books or records of any of the Company Entities to any Person in connection with or in response to an Acquisition Proposal with respect to the Company or Acquisition Inquiry with respect to the Company;

(iii) engage in discussions (except to disclose to such Person the existence of this Section 4.4) or negotiations with any Person relating to any Acquisition Proposal with respect to the Company or Acquisition Inquiry with respect to the Company;

(iv) approve, endorse or recommend any Acquisition Proposal with respect to the Company or Acquisition Inquiry with respect to the Company or any Person or group becoming an “interested stockholder” under Section 203 of the DGCL; or

(v) enter into any letter of intent or similar document or any Contract (other than a confidentiality agreement on the terms described below) contemplating or otherwise relating to any Acquisition Transaction with respect to the Company;

provided, however, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, neither this Section 4.4(a) nor any other provision of this Agreement shall prohibit the Company from furnishing any information regarding, or affording any Person access to the business, properties, assets, books or records of any of the Company Entities to, or engaging in discussions and negotiations with any Person (it being understood that clause “(i)” above shall not prohibit discussions and negotiations otherwise permitted by this proviso) in response to an Acquisition Proposal with respect to the Company that is submitted to the Company by such Person after the date hereof (and not withdrawn) that the Company Board concludes in good faith, after consulting with its outside legal counsel and financial advisors, could reasonably be expected to result in a Company Superior Offer if: (A) such Acquisition Proposal did not result from any material breach of any of the provisions set forth in this Section 4.4 or Section 5.2(b); (B) the Company Board concludes in good faith, after having consulted with its outside legal counsel, that failure to take such action could reasonably be expected to constitute a breach of the fiduciary duties of the Company Board under applicable Legal Requirements; (C) at least one Business Day prior to furnishing any such nonpublic information or public access to, or entering into discussions or negotiations with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company’s intention to furnish nonpublic information or access to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing (x) customary non-solicitation provisions and (y) other provisions (including nondisclosure provisions and use restrictions) that are at least as favorable to the Company as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, which confidentiality agreement shall not include any provisions that would prevent or restrict the Company or the Company’s Representatives from providing any information to Parent to which Parent would be entitled under any provision of this Agreement (provided, however, that no such confidentiality agreement need include “standstill” provisions); and (D) substantially concurrently with the furnishing of any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent).

(b) From the date hereof until the earlier of the First Merger Effective Time and the termination of this Agreement in accordance with its terms, Parent shall not, shall cause its Subsidiaries and the respective officers, directors, financial advisers, attorneys and accountants of the Parent Entities to not, and shall use its reasonable best efforts to ensure that the other Representatives of the Parent Entities do not, in each case, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Parent or Acquisition Inquiry with respect to Parent;

(ii) furnish any information regarding, or afford any Person access to, the business, properties, assets, books or records of any of the Parent Entities to any Person in connection with or in response to an Acquisition Proposal with respect to Parent or Acquisition Inquiry with respect to Parent;

(iii) engage in discussions (except to disclose to such Person the existence of this Section 4.4) or negotiations with any Person relating to any Acquisition Proposal with respect to Parent or Acquisition Inquiry with respect to Parent;

(iv) approve, endorse or recommend any Acquisition Proposal with respect to Parent or Acquisition Inquiry with respect to Parent or any Person or group becoming an “interested stockholder” under Section 203 of the DGCL or waive the applicability of Section 203 of the DGCL with respect to any Person or group; or

(v) enter into any letter of intent or similar document or any Contract (other than a confidentiality agreement on the terms described below) contemplating or otherwise relating to any Acquisition Transaction with respect to Parent;

provided, however, that prior to the approval of the Parent Share Issuance by the Required Parent Stockholder Vote, neither this Section 4.4(b) nor any other provision of this Agreement shall prohibit Parent from furnishing any information regarding, or affording any Person access to the business, properties, assets, books or records of any of the Parent Entities to, or engaging in discussions and negotiations with any Person (it being understood that clause “(i)” above shall not prohibit discussions and negotiations otherwise permitted by this proviso) in response to an Acquisition Proposal with respect to Parent that is submitted to Parent by such Person after the date hereof (and not withdrawn) that the Parent Board concludes in good faith, after consulting with its outside legal counsel and financial advisors, could reasonably be expected to result in a Parent Superior Offer if: (A) such Acquisition Proposal did not result from any material breach of any of the provisions set forth in this Section 4.4 or Section 5.3(b); (B) the Parent Board concludes in good faith, after having consulted with its outside legal counsel, that failure to take such action could reasonably be expected to constitute a breach of the fiduciary duties of the Parent Board under applicable Legal Requirements; (C) at least one Business Day prior to furnishing any such nonpublic information or public access to, or entering into discussions or negotiations with, such Person, Parent gives the Company written notice of the identity of such Person and of Parent’s intention to furnish nonpublic information or access to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement containing (x) customary non-solicitation provisions and (y) other provisions (including nondisclosure provisions and use restrictions) that are at least as favorable to Parent as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, which confidentiality agreement shall not include any provisions that would prevent or restrict Parent or Parent’s Representatives from providing any information to the Company to which the Company would be entitled under any provision of this Agreement (provided, however, that no such confidentiality agreement need include “standstill” provisions); and (D) substantially concurrently with the furnishing of any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously furnished by Parent to the Company).

(c) Each of Parent and the Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal with respect to the Company or Parent, as the case may be, or Acquisition Inquiry with respect to the Company or Parent, as the case may be) advise the other Party to this Agreement in writing of any such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and copies of all correspondence and other written material sent or provided to such Party in connection therewith) that is made or submitted by any Person during the Pre-Closing Period (including copies of any written offer). Each Party receiving an Acquisition Proposal or Acquisition Inquiry with respect to such Party, as the case may, be shall keep the other Party reasonably informed with respect to: (i) the status of any such Acquisition Proposal or Acquisition Inquiry; and (ii) the status and terms of any material modification or proposed material modification thereto.

(d) Each of Parent and the Company shall immediately cease and cause to be terminated any discussions existing as of the date of this Agreement between any of the Parent Entities or any of their Representatives, or any of the Company Entities or any of their Representatives, and any other Person that relate to any Acquisition Proposal or Acquisition Inquiry with respect to the Company or Parent, as the case may be.

(e) Each of Parent and the Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which any such Party or any of its Subsidiaries is a Party or under which any such Party or any of its Subsidiaries has any rights, and will use its reasonable best efforts to cause each such agreement to be enforced in accordance with its terms at the request of the other Party to this Agreement.

Section 5. ADDITIONAL COVENANTS OF THE PARTIES

5.1 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in each case, in preliminary form. Each of the parties shall use reasonable best efforts: (i) to cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC; (ii) to promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff (including providing the other Party a reasonable opportunity to review and comment on such response); (iii) to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (iv) to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the First Merger. Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders, and the Company shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the Parties shall promptly furnish the other Parties all information concerning such Party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. For the avoidance of doubt, no filing of the Form S-4 Registration Statement will be made by Parent without providing the Company with a reasonable opportunity to review and comment thereon. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then such Party: (i) shall promptly inform the other Party thereof; (ii) shall provide the other Party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC; (iii) shall provide the other Party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) if mailing is appropriate, shall cooperate in mailing such amendment or supplement to the stockholders of the Company or the stockholders of Parent.

(b) Prior to the First Merger Effective Time, Parent and the Company shall use their respective reasonable best efforts to take all other action required to be taken under the Securities Act and the rules and regulations of the SEC promulgated thereunder, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance, exchange and listing of Parent Common Stock to be issued in the First Merger, including the Parent Common Stock to be issued upon the exercise of converted Company Warrants and upon the vesting of converted Company RSUs; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

5.2 Company Stockholders Meeting.

(a) The Company: (i) shall take all action necessary under all applicable Legal Requirements to, as promptly as reasonably practicable following the date the Form S-4 Registration Statement is declared effective under the Securities Act, call, give notice of and hold a meeting of the holders of Company Common Stock to vote on a proposal to adopt this Agreement (the “Company Stockholders Meeting”); and (ii) shall submit such proposal to, and, unless the Company Board has effected a Company Change in Recommendation in compliance with Section 5.2(c), shall use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Company Stockholders Meeting and shall not submit any other proposals to such holders in connection with the Company Stockholders Meeting (other than (x) a customary proposal regarding adjournment of the Company Stockholders Meeting, and (y) a proposal to the extent required by applicable Legal Requirements to approve compensation arrangements for the Executive Officers of the Company) without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders Meeting and shall not change such record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company Stockholders Meeting shall be held on a date mutually selected by the Company and Parent, within 45 days following the date upon which the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement: (A) the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent, other than: (1) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that is required by applicable Legal Requirements is disclosed to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting; or (2) if as of the time for which the Company Stockholders Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholders Meeting, to the extent necessary to obtain such a quorum; and (B) the Company shall adjourn the Company Stockholders Meeting if Parent reasonably requests such adjournment in order to solicit additional proxies in favor of the adoption of this Agreement, in which case, the Company shall, unless the Company Board has effected a Company Change in Recommendation in compliance with Section 5.2(c), use its reasonable best efforts during any such adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided, however, that with respect to this clause “(B),” Parent shall be entitled to request such adjournment twice and, in any event, for no more than 7 days in each instance and in no event shall such adjournment be extended to a date that would necessitate the Company setting a new record date under applicable Legal Requirements. Subject to applicable Legal Requirements: (x) the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Stockholders Meeting to be held on the same date as the Parent Stockholders Meeting; and (y) if, notwithstanding such efforts, the Parent Stockholders Meeting is held prior to the Company Stockholders Meeting, the Company shall use its reasonable best efforts to cause its meeting to be held as promptly as reasonably practicable following the date of the Parent Stockholders Meeting.

(b) Subject to Section 5.2(c): (i) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Company Board recommends that the Company’s stockholders vote to adopt this Agreement at the Company Stockholders Meeting (such recommendation of the Company Board that the Company’s stockholders vote to adopt this Agreement being referred to as the “Company Board Recommendation”); (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent; and (iii) neither the Company Board nor any committee thereof shall: (A) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (B) fail to reaffirm the Company Board Recommendation, or fail to publicly state that the First Merger and the transactions contemplated by this Agreement are in the best interest of the Company’s stockholders, within 10 Business Days after Parent reasonably requests (which requests shall be limited to no more than once every 30 days) in writing that such action be taken, (C) fail to publicly announce, within 10 Business Days after a tender offer or exchange offer with respect to the securities of a Company Entity shall have been commenced by the filing of a Schedule TO with respect thereto, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer; (D) fail to issue, within 10 Business Days following a request by Parent after an Acquisition Proposal with respect to a Company Entity is publicly announced, a press release announcing its opposition to such Acquisition Proposal; or (E) resolve or publicly propose to take any action described in clauses “(ii)” or “(iii)” of this sentence (each of the foregoing actions described in clauses “(ii)” and “(iii)” being referred to as a “Company Change in Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 5.2(b) or elsewhere in this Agreement, at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board may effect, or cause the Company to effect, as the case may be, a Company Change in Recommendation and not include the Company Board Recommendation in the Joint Proxy Statement/Prospectus (which shall constitute a Company Change in Recommendation):

(i) if: (A) the Company has not materially breached its obligations under Section 4.4(a) or Section 5.2(b) in connection with the Acquisition Proposal referred to in the following clause “(B);” (B) after the date of this Agreement, an unsolicited, bona fide, written Acquisition Proposal is made to the Company and is not withdrawn; (C) the Company Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Company Superior Offer; (D) the Company Board does not effect, or cause the Company to effect, a Company Change in Recommendation at any time within five Business Days after Parent receives written notice from the Company confirming that the Company Board has determined that such Acquisition Proposal is a Company Superior Offer (together with a written summary of the Company Superior Offer and setting forth the identity of the Person making such Company Superior Offer and all the material terms and conditions of such Company Superior Offer in reasonable detail) (it being understood and agreed that any revision or modification in any material respect to such Company Superior Offer after such written notice shall require a new written notice by the Company to Parent in compliance with this clause “(D)” and a new matching period under clause “(E)” below, except that such written notice and matching period shall be three Business Days); (E) during such five Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent and its Representatives and directs its financial advisors and outside legal advisors to engage in good faith negotiations with Parent and its Representatives, the intent and purpose of which is to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Company Superior Offer no longer constitutes a Company Superior Offer, so that the transactions contemplated hereby may be effected; (F) at the end of such five Business Day period, such offer has not been withdrawn and continues to constitute a Company Superior Offer (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(E)” or otherwise); and (G) the Company Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Company Superior Offer, the failure to make a Company Change in Recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; or

(ii) if: (A) a material development or change in circumstances that is not related to an Acquisition Proposal with respect to a Company Entity occurs or arises after the date of this Agreement that was not known by, nor reasonably foreseeable to, the Company Board as of the date of this Agreement (such material development or change in circumstances being referred to as a “Company Intervening Event”); (B) at least seven Business Days prior to making a Company Change in Recommendation, the Company provides Parent with a written notice specifying the material information with respect to such Company Intervening Event and that it intends to make a Company Change in Recommendation; (C) during such seven Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent and its Representatives and directs its financial advisors and outside legal advisors to engage in good faith negotiations with Parent and its Representatives, to amend this Agreement in such a manner that obviates the need for the Company Board to effect, or cause the Company to effect, a Company Change in Recommendation as a result of such Company Intervening Event; and (D) at the end of such seven Business

Day period, the Company Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Company Intervening Event, the failure to make a Company Change in Recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements.

(d) Notwithstanding any Company Change in Recommendation, unless this Agreement is earlier terminated in accordance with Section 7.1, this Agreement shall be submitted to the holders of the Company’s Common Stock at the Company Stockholders Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(e) Nothing contained in this Section 5.2 or elsewhere in this Agreement shall be deemed to prohibit the Company, the Company Board or any committee thereof from: (i) issuing any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act; (ii) taking and disclosing to the stockholders of the Company a position with respect to a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act; or (iii) if required by applicable Legal Requirements, issuing a press release disclosing that the Company has received a bona fide, written Acquisition Proposal that the Company Board has determined in compliance with Section 4.4(a) could reasonably be expected to result in a Company Superior Offer (provided, that (A) such Acquisition Proposal did not result from a material breach of Section 4.4, and (B) the Company provides Parent, at least one Business Day prior to release of such press release, a copy of such press release); provided, that, in the case of clause “(ii)” and “(iii)” of this sentence, any such disclosure shall be deemed to be a withdrawal or modification of the Company Board Recommendation if the Company Board fails to expressly and publicly reaffirm the Company Board Recommendation in such disclosure or communication.

5.3 Parent Stockholders Meeting.

(a) Parent: (i) shall take all action necessary under all applicable Legal Requirements to, as promptly as reasonably practicable following the date the Form S-4 Registration Statement is declared effective under the Securities Act, call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on a proposal to approve the Parent Share Issuance (the “Parent Stockholders Meeting”); and (ii) shall submit such proposal to, and, unless the Parent Board has effected a Parent Change in Recommendation in compliance with Section 5.3(c), shall use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Parent Stockholders Meeting and shall not submit any other proposals to such holders in connection with the Parent Stockholders Meeting (other than a customary proposal regarding adjournment of the Parent Stockholders Meeting) without the prior written consent of the Company. Parent, in consultation with the Company, shall set a record date for Persons entitled to notice of, and to vote at, the Parent Stockholders Meeting and shall not change such record date without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). The Parent Stockholders Meeting shall be held on a date mutually selected by Parent and the Company, within 45 days following the date upon which the Form S-4 Registration Statement is declared effective under the Securities Act. Parent shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Parent Stockholders Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement: (A) Parent shall not postpone or adjourn the Parent Stockholders Meeting without the consent of the Company, other than: (1) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that is required by applicable Legal Requirements is disclosed to Parent’s stockholders within a reasonable amount of time in advance of the Parent Stockholders Meeting; or (2) if as of the time for which the Parent Stockholders Meeting is scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholders Meeting, to the extent necessary to obtain such a quorum; and (B) Parent shall adjourn the Parent Stockholders Meeting if the Company reasonably requests such adjournment in order to solicit additional proxies in favor of the approval of the Parent Share Issuance, in which case, Parent shall, unless the Parent Board has effected a Parent Change in Recommendation in compliance with Section 5.3(c), use its reasonable best efforts during any such adjournment to solicit and obtain such proxies in favor of the approval of the Parent Share Issuance as soon as reasonably practicable; provided, however, that with respect to this clause “(B),” the Company shall be entitled to request such adjournment twice and, in any event, for no more than 7 days in each instance and in no event shall such adjournment be extended to a date that would necessitate Parent setting a new record date under applicable Legal Requirements. Subject to applicable Legal Requirements: (x) Parent shall cooperate with the Company and use its reasonable best efforts to cause the Parent Stockholders Meeting to be held on the same date as the Company Stockholders Meeting; and (y) if, notwithstanding such efforts, the Company Stockholders Meeting is held prior to the Parent Stockholders Meeting, Parent shall use its reasonable best efforts to cause its meeting to be held as promptly as reasonably practicable following the date of the Company Stockholders Meeting.

(b) Subject to Section 5.3(c): (i) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Share Issuance at the Parent Stockholders Meeting (such recommendation of the Parent Board that Parent’s stockholders vote to approve the Parent Share Issuance being referred to as the “Parent Board Recommendation”); (ii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company; and (iii) neither the Parent Board nor any committee thereof shall: (A) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (B) fail to reaffirm the Parent Board Recommendation, or fail to publicly state that the First Merger and the transactions contemplated by this Agreement are in the best interest of Parent’s stockholders, within 10 Business Days after the Company reasonably requests (which requests shall be limited to no more than once every 30 days) in writing that such action be taken; (C) fail to publicly announce, within 10 Business Days after a tender offer or exchange offer with respect to the securities of a Parent Entity shall have been commenced by the filing of a Schedule TO with respect thereto, a statement disclosing that the Parent Board recommends rejection of such tender or exchange offer; (D) fail to issue, within 10 Business Days following a request by the Company after an Acquisition Proposal with respect to a Parent Entity is publicly announced, a press release announcing its opposition to such Acquisition Proposal; or (E) resolve or publicly propose to take any action described in clauses “(ii)” or “(iii)” of this sentence (each of the foregoing actions described in clauses “(ii)” and “(iii)” being referred to as a “Parent Change in Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b) or elsewhere in this Agreement, at any time prior to the approval of the Parent Share Issuance by the Required Parent Stockholder Vote, the Parent Board may effect, or cause Parent to effect, as the case may be, a Parent Change in Recommendation and not include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus (which shall constitute a Parent Change in Recommendation):

(i) if: (A) Parent has not materially breached its obligations under Section 4.4(b) or Section 5.3(b) in connection with the Acquisition Proposal referred to in the following clause “(B);” (B) after the date of this Agreement, an unsolicited, bona fide, written Acquisition Proposal is made to Parent and is not withdrawn; (C) the Parent Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Parent Superior Offer; (D) the Parent Board does not effect, or cause Parent to effect, a Parent Change in Recommendation at any time within five Business Days after the Company receives written notice from Parent confirming that the Parent Board has determined that such Acquisition Proposal is a Parent Superior Offer (together with a written summary of the Parent Superior Offer and setting forth the identity of the Person making such Parent Superior Offer and all the material terms and conditions of such Parent Superior Offer in reasonable detail) (it being understood and agreed that any revision or modification in any material respect to such Parent Superior Offer after such written notice shall require a new written notice by Parent to the Company in compliance with this clause “(D)” and a new matching period under clause “(E)” below, except that such written notice and matching period shall be three Business Days); (E) during such five Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company and its Representatives and directs its financial advisors and outside legal advisors to engage in good faith negotiations with the Company and its Representatives, the intent and purpose of which is to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Parent Superior Offer no longer constitutes a Parent Superior Offer, so that the transactions contemplated hereby may be effected; (F) at the end of such five Business Day period, such offer has not been withdrawn and continues to constitute a Parent Superior Offer (taking into account any changes to the terms of this Agreement proposed by the Company as a result of the negotiations required by clause “(E)” or otherwise); and (G) the Parent Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Parent Superior Offer, the failure to make a Parent Change in Recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Legal Requirements; or

(ii) if: (A) a material development or change in circumstances that is not related to an Acquisition Proposal with respect to a Parent Entity occurs or arises after the date of this Agreement that was not known by, nor reasonably foreseeable to, the Parent Board as of the date of this Agreement (such material development or change in circumstances being referred to as a “Parent Intervening Event”); (B) at least seven Business Days prior to making a Parent Change in Recommendation, Parent provides the Company with a written notice specifying the material information with respect to such Parent Intervening Event and that it intends to make a Parent Change in Recommendation; (C) during such seven Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company and its Representatives and directs its financial advisors and outside legal advisors to engage in good faith negotiations with the Company and its Representatives, to amend this Agreement in such a manner that obviates the need for the Parent Board to effect, or cause Parent to effect, a Parent Change in Recommendation as a result of such Parent Intervening Event; and (D) at the end of such seven Business Day period, the Parent Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Parent Intervening Event, the failure to make a Parent Change in Recommendation could reasonably be expected to constitute a breach of the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Legal Requirements.

(d) Notwithstanding any Parent Change in Recommendation, unless this Agreement is earlier terminated in accordance with Section 7.1, the Parent Share Issuance shall be submitted to the holders of Parent’s Common Stock at the Parent Stockholders Meeting for the purpose of voting on the approval of such matter and nothing contained in this Agreement shall be deemed to relieve Parent of such obligation.

(e) Nothing contained in this Section 5.3 or elsewhere in this Agreement shall be deemed to prohibit Parent, the Parent Board or any committee thereof from: (i) issuing any “stop-look-and-listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act; (ii) taking and disclosing to the stockholders of Parent a position with respect to a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act; or (iii) if required by applicable Legal Requirements, issuing a press release disclosing that Parent has received a bona fide, written Acquisition Proposal that the Parent Board has determined in compliance with Section 4.4(b) could reasonably be expected to result in a Parent Superior Offer (provided, that (A) such Acquisition Proposal did not result from a material breach of Section 4.4, and (B) Parent provides the Company at least one Business Day prior to release of such press release, a copy of such press release); provided, that, in the case of clause “(ii)” and “(iii)” of this sentence, any such disclosure shall be deemed to be a withdrawal or modification of the Parent Board Recommendation if the Parent Board fails to expressly and publicly reaffirm the Parent Board Recommendation in such disclosure or communication.

5.4 Company Stock-Based Awards.

(a) Parent shall file with the SEC, as soon as reasonably practicable after the date on which the Mergers become effective, a registration statement on Form S-8, relating to the shares of Parent Common Stock issuable with respect to the Company Stock-Based Awards converted in accordance with Section 1.8 and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Stock-Based Awards remain outstanding and are required to be registered.

(b) At the First Merger Effective Time, Parent may (if Parent determines that it desires to do so) assume any or all of the Company Equity Plans. If Parent elects to assume a Company Equity Plan, then, under such Company Equity Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Legal Requirements, using the share reserves of such Company Equity Plan as of the First Merger Effective Time (including any shares returned to such share reserves as a result of the termination of Company Stock-Based Awards that are assumed and converted by Parent pursuant to Section 1.8), except that: (i) stock covered by such awards shall be shares of Parent Common Stock; (ii) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (iii) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to the administration of such Company Equity Plan.

(c) Prior to the First Merger Effective Time, the Company shall take all action that may be necessary (under any Company Equity Plan and otherwise) to effectuate the provisions of Section 1.8 and to ensure that, from and after the First Merger Effective Time, holders of Company Stock-Based Awards have only those rights with respect thereto specifically provided in Section 1.8.

5.5 Employee Benefits.

(a) For a period of at least one year following the First Merger Effective Time, Parent shall, or shall cause its applicable Subsidiaries (including the Surviving Company and any of its Subsidiaries) to (i) provide each Continuing Employee with a base salary or wage rate and cash incentive opportunities that are no less favorable than the base salary or wage rate and cash incentive opportunities provided to similarly situated Parent Associates, and (ii) provide each Continuing Employee with retirement, welfare, and severance benefit plans, programs, arrangements and agreements, including with respect to historic funding and contribution levels, that are substantially comparable, in the aggregate, to those provided to similarly situated Parent Associates.

(b) All service of the Continuing Employees shall be recognized for purposes of determining eligibility to participate, vesting and accrual and level of benefits, other than in respect of accrual and level of benefits under a defined benefit pension plan, with respect to each Parent Employee Plan in which any Continuing Employee participates after the First Merger Effective Time to the same extent such service was recognized under the analogous Company Employee Plan immediately prior to the First Merger Effective Time, except to the extent such recognition would result in the duplication of benefits. In addition, Parent or Parent’s Subsidiaries (including the Surviving Corporation and its Subsidiaries), as applicable, shall use commercially reasonable efforts to cause each Parent Employee Plan that is a welfare benefit plan to: (i) waive all limitations as to preexisting conditions, actively-at-work requirements, exclusions and waiting periods with respect to participation and coverage requirements other than preexisting condition limitations, actively-at-work requirements, exclusions or waiting periods that are already in effect with respect to each Continuing Employee and his or her spouse, domestic partner and dependents and that have not been satisfied or waived as of the First Merger Effective Time under the analogous welfare benefit plan maintained for such Continuing Employee and his or her spouse, domestic partner and dependents immediately prior to the First Merger Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Employee Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee or his or her spouse, domestic partner and dependents under an analogous Company Employee Plan during the plan year of such plan in which occurs the later of the First Merger Effective Time and the date on which the Continuing Employee begins participation in such Parent Employee Plan.

(c) Nothing in this Section 5.5 or elsewhere in this Agreement, expressed or implied, shall be construed to create: (i) a right in any Company Associate to employment with Parent, the Surviving Corporation or any of their Subsidiaries or shall interfere with or restrict in any way the rights of Parent or any Parent Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent prohibited by applicable Legal Requirements or expressly provided otherwise in a written agreement between Parent, the Company or any of their respective affiliates and the Continuing Employee; or (ii) other than Section 5.6 with respect to any Company Associate, or any other Person other than the Parties, any third-party rights, benefits or remedies of any nature whatsoever. Nothing herein shall constitute an amendment to any Company Employee Plan or Company Employee Agreement or Parent Employee Plan or Parent Employee Agreement or be construed to limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to amend or terminate any Parent Employee Plan, any Company Employee Plan or any other employee benefit plan in accordance with its terms and applicable Legal Requirements. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party rights in any current or former service provider of the Company or any of Company Affiliates (or any beneficiaries or dependents thereof) and nothing in this Section 5.5 shall limit the scope and effectiveness of Section 5.6.

(d) The Parties shall cooperate with one another to determine whether any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “401(k) Plan”) will be terminated effective prior to the First Merger Effective Time. If the Company is required to terminate any 401(k) Plan as a result of such cooperation, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of resolutions authorizing the termination of such 401(k) Plan (the form and substance of which resolutions shall be subject to the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed).

(e) To the extent any employee notification or consultation requirements are imposed by applicable Legal Requirements with respect to any of the Contemplated Transactions, Parent and the Company shall cooperate to ensure that such requirements are complied with prior to the First Merger Effective Time.

(f) The Company and the Company Board, as applicable, shall adopt any further resolutions, deliver any required notices, and take all further actions that are necessary to cause (i) the Company’s Deferred Compensation Plan (the “DCP”), the rabbi trust associated with the DCP, and the GulfMark Offshore, Inc. 2015 Share Incentive Plan (the “UK ESPP”) to be terminated, (ii) all payments, distributions and share issuances in respect of deferred or contributed amounts under the DCP and the UK ESPP to be made, distributed, issued or otherwise finally settled, in each case, effective prior to the First Merger Effective Time and in accordance with applicable Legal Requirements and the terms of such documents. Prior to the Closing Date, the Company shall provide to Parent (i) written evidence of the adoption by the Company Board of resolutions authorizing the termination of the DCP and its associated rabbi trust and the UK ESPP, and (ii) documentary evidence of the termination of such plans and trusts and final settlement of all obligations thereunder, in each case of clauses “(i)” and “(ii)”, in accordance with Legal Requirements.

5.6 Indemnification of Officers and Directors.

(a) For a period of six years after the First Merger Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries, and from and after the Second Merger Effective Time, Parent shall cause the Surviving Company and its Subsidiaries, to indemnify and hold harmless, and provide advancement of expenses to, the current or former directors and officers and any person who becomes a director or officer of any of the Company Entities prior to the First Merger Effective Time (the “Indemnified Parties”) to the fullest extent that applicable Legal Requirements permit such company to indemnify its own directors and officers. For six years after the First Merger Effective Time, Parent shall cause the Surviving Company to maintain in effect the provisions in (i) the organizational documents of each Company Entity; and (ii) any other agreements of any Company Entity with any of Indemnified Parties, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Merger Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Contemplated Transactions).

(b) Without limiting the foregoing, for a period of six years following the First Merger Effective Time, Parent and the Surviving Corporation or Surviving Company, as applicable, shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the First Merger Effective Time to the extent that such claims are of the type covered by the D&O Policy (and including acts or omissions occurring in connection with this Agreement and the consummation of the Contemplated Transactions to the extent such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the First Merger Effective Time by the D&O Policy, in any case on terms with respect to coverage and amounts that are no less favorable in the aggregate to the insured persons than those terms in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the larger of the current annual premium paid by the Company (which annual premium is set forth on Part 5.6 of the Company Disclosure Schedule) for such insurance (the larger such 250% amount, the “Maximum Annual Premium”); and provided further, however, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, in lieu of the arrangements contemplated under the first sentence of this Section 5.6(b), Parent shall cause to be purchased prior to Closing and, upon Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall be entitled to purchase a six-year “tail” prepaid policy on the D&O Policy on terms with respect to coverage and amounts no less favorable in the aggregate to the insured persons than the D&O Policy, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent, the Surviving Corporation or Surviving Company, as applicable, shall maintain such “tail” policy in full force and effect and cause all obligations thereunder to be honored by the Surviving Corporation or Surviving Company, as applicable, in lieu of all other applicable obligations of Parent and the Surviving Corporation or Surviving Company, as applicable, under the first sentence of this Section 5.6(b) for so long as such “tail” policy shall be maintained in full force and effect.

(c) The obligations under this Section 5.6 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 5.6(b) and any of such person’s heirs and representatives) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 5.6(b) (and, after the death of any of the foregoing persons, such person’s heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.6(b) (and, after the death of any of the foregoing persons, such person’s heirs and representatives) are intended to be third party beneficiaries of this Section 5.6, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.6(b) (and their heirs and representatives)) under this Section 5.6 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirements (whether at law or in equity).

(d) In the event that Parent, the Surviving Corporation, the Surviving Company or any of their respective Subsidiaries (or any of their respective successors or assigns) shall (i) consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or

(ii) transfer or convey all or substantially all of its properties and assets to any person, then in each case, Parent shall cause proper provision to be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 5.6.

5.7 Regulatory Approvals and Related Matters.

(a) Each Party shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such Party with any Governmental Body with respect to the Mergers and the other Contemplated Transactions, and to submit as promptly as reasonably practicable and advisable any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, Parent and the Company shall, promptly after the date of this Agreement, prepare and file any notifications required under any Legal Requirement in connection with the Mergers in the United States of America that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) in connection with the Mergers. Parent and the Company shall use reasonable best efforts to respond as promptly as reasonably practicable and advisable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Body in connection with antitrust or related matters. Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Mergers and make effective the other Contemplated Transactions.

(b) Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 5.7(a). Notwithstanding anything to the contrary contained in this Section 5.7 or elsewhere in this Agreement, Parent shall (i) have the principal responsibility for devising and implementing the strategy of the Parties with respect to seeking any actions or Consents of any Governmental Body with respect to the Mergers and coordinating any contacts, where permitted, with any Governmental Body; and (ii) take the lead in all meetings and communications with any Governmental Body in connection with obtaining any such action or Consent; provided, however, that, except where prohibited by applicable Legal Requirements or any Governmental Body (in which case, the Parties shall take appropriate actions to address such prohibitions, such as redacting documents or providing on an “outside counsel basis only”), and subject to the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall: (A) consult with the other in good faith prior to taking a position with respect to any such filing; (B) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Body by or on behalf of any Party in connection with any Legal Proceeding related solely to this Agreement or the Contemplated Transactions (including any such Legal Proceeding relating to any antitrust, competition or fair trade Legal Requirement); (C) coordinate with the other in preparing and exchanging such information; and (D) promptly provide the other Parties (and their counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such Party with or to any Governmental Body related solely to this Agreement or the Contemplated Transactions.

(c) Each of Parent and the Company shall notify the other promptly upon the receipt of: (i) any material communication from any official of any Governmental Body in connection with any filing made pursuant to this Agreement; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Contemplated Transactions (and shall keep the other Party informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any official of any Governmental Body for any amendment or supplement to any filing made pursuant to this Agreement or any information required to comply with any Legal Requirements applicable to the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.7(a), Parent or the Company, as the case may be, shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate in filing with the applicable Governmental Body such amendment or supplement.

(d) In furtherance of the foregoing, if such actions are required by a Governmental Body in order to satisfy the condition set forth in Section 6.1(c), the obligations of Parent and the Company under this Section 5.7 shall include agreeing to: (i) dispose of, transfer or exclusively license, or cause any of its Subsidiaries to dispose of, transfer or exclusively license, any assets to any Person, or to commit to (or cause any of its Subsidiaries to commit to) dispose of, transfer or exclusively license any assets to any Person; (ii) discontinue or cause any of its Subsidiaries to discontinue, or commit to (or cause any of its Subsidiaries to commit to) discontinue, offering any product or service; (iii) non-exclusively license or otherwise make available, or cause any of its Subsidiaries to non-exclusively license or otherwise make available, to any Person any technology, Intellectual Property or Intellectual Property Right, or to commit to (or cause any of its Subsidiaries to commit to) non-exclusively license or otherwise make available to any Person any technology, Intellectual Property or Intellectual Property Right; (iv) hold separate or cause any of its Subsidiaries to hold separate any assets or operations after the First Merger Effective Time, or to commit to (or cause any of its Subsidiaries to commit to) hold separate any assets or operations; and (v) make or cause any of its Subsidiaries to make any commitment, or to commit to (or cause any of its Subsidiaries to commit to) make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of its Subsidiaries; provided, that such actions do not have a materially adverse impact on the benefits that Parent expects to recognize in connection with the Contemplated Transaction; provided, further, that Parent shall not be obligated to hold separate or to divest any of the material businesses, services or properties or assets of either Parent, on the one hand, or the Company, on the other hand.

(e) Parent further agrees that it shall not, and shall not permit any of the Parent Entities to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Mergers and the other transactions contemplated by this Agreement, including any approvals and expiration of waiting periods pursuant to the Antitrust Laws or any other applicable Legal Requirements, or (ii) otherwise delay or impede the consummation of the Mergers and the other transactions contemplated by this Agreement.

5.8 Disclosure. Parent and the Company: (a) have agreed to the text of the joint press release and investor relations presentation announcing the signing of this Agreement; and (b) shall consult with each other before issuing any further press release or otherwise making any other public statement, and shall not issue any such press release or make any such other public statement without the prior written consent of the other Parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing: (i) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements or announcements are consistent with (and not materially expansive of) previous press releases, public disclosures or public statements or announcements made jointly by the Parties (or individually, if approved by the other Parties), (ii) a Party may, without the prior consent of the other Parties hereto, issue any such press release or make any such public announcement or statement as may be required by a Legal Requirement or the rules and regulations of the New York Stock Exchange if it first provides reasonable notice and consults with the other Parties hereto prior to issuing any such press release or making any such public announcement or statement; (iii) the Company need not consult with (or obtain the consent of) Parent in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal relating to any Company Entity or any Company Change in Recommendation in accordance with the terms of this Agreement; and (iv) Parent need not consult with (or obtain the consent of) the Company in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal relating to any Parent Entity or any Parent Change in Recommendation in accordance with the terms of this Agreement.

5.9 Tax Matters. Prior to the filing of the Form S-4 Registration Statement, Parent, and the Company shall each execute and deliver to Weil, Gotshal & Manges LLP and to Gibson, Dunn & Crutcher LLP tax representation letters substantially in the form set forth in Schedule 5.9. To the extent requested by Parent or the Company, each of Parent and the Company shall confirm to Weil, Gotshal & Manges LLP and to Gibson, Dunn & Crutcher LLP the accuracy and completeness, as of the First Merger Effective Time, of the tax representation letters delivered pursuant to the immediately preceding sentence. Following the delivery of the tax representation letters pursuant to the first sentence of this Section 5.9: (a) Parent shall use commercially reasonable efforts to cause Weil, Gotshal & Manges LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act for filing with the SEC in connection with the filing of the Form S-4 Registration Statement; and (b) the Company shall use commercially reasonable efforts to cause Gibson, Dunn & Crutcher LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act for filing with the SEC in connection with the filing of the Form S-4 Registration Statement. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.9.

5.10 Obligations of Merger Sub and Surviving Company. Prior to the First Merger Effective Time and the Second Merger Effective Time, Parent shall take all action necessary to cause Merger Sub and Surviving Company to perform its obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement.

5.11 Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock and warrants to be issued in the First Merger, including the Parent Common Stock to be issued upon the exercise of converted Company Warrants and upon the vesting of converted Company RSUs, to be approved for listing (subject to notice of issuance) on the New York Stock Exchange at or prior to the First Merger Effective Time.

5.12 Resignation of Directors. If requested by Parent, the Company shall use its reasonable best efforts to obtain and deliver to Parent at or prior to the First Merger Effective Time the resignation of each director of any Company Entity as identified by Parent, effective as of the First Merger Effective Time.

5.13 Section 16 Matters. Prior to the First Merger Effective Time, Parent and the Company shall take all steps that may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Section 1 of this Agreement by each individual who is, or as a result of the Contemplated Transactions will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Legal Requirements.

5.14 Financing Cooperation. During the Pre-Closing Period, upon the request of Parent, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause the Representatives of the Company Entities to, cooperate reasonably with Parent in connection with addressing the Company Credit Facility.

5.15 Amendment to Parent Bylaws. Parent shall cause the bylaws of Parent, at the First Merger Effective Time, to be amended in a form reasonably satisfactory to the Company to (i) include a provision reflecting the provisions set forth in Section 1.14 with respect to the Company Designated Directors and the Removed Designees, and (ii) provide that any amendment to such provision prior to the first anniversary of the first annual meeting of the stockholders of Parent following the Closing Date shall require a vote of at least 85% of the directors of the Parent Board at the time of such amendment.

5.16 Stockholder Litigation. Without limiting in any way the respective obligations of Parent and the Company under Section 4.2 and Section 5.7, each of Parent and the Company shall give the other the opportunity to participate in the defense or settlement of any stockholder claim or stockholder Legal Proceeding (including any class action or derivative litigation) against such Party or its officers or directors relating to the Mergers and the other Contemplated Transactions, and no such settlement shall be agreed to, and no agreement or arrangement with any stockholder shall be entered into by Parent or the Company outside the ordinary course of business, without the prior written consent of the other, which consent with respect to any such settlement shall not be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such claim or Legal Proceeding.

Section 6. CONDITIONS PRECEDENT TO THE PARTIES’ OBLIGATIONS

6.1 Conditions Precedent to Each Party’s Obligations. The obligations of each Party to effect and otherwise consummate (or cause the consummation of) the Contemplated Transactions are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending.

(b) Stockholder Approvals.

(i) The Company shall have obtained the Required Company Stockholder Vote in connection with the adoption of this Agreement by the stockholders of the Company.

(ii) Parent shall have obtained the Required Parent Stockholder Vote in connection with the approval of the Parent Share Issuance by the stockholders of Parent.

(c) HSR Approval. Any waiting period (or any agreed upon extension of any waiting period) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(d) Listing. The shares of Parent Common Stock and warrants to be issued pursuant to the First Merger, including the Parent Common Stock to be issued upon the exercise of converted Company Warrants and upon vesting of converted Company RSUs, shall have been approved for listing (subject to notice of issuance) on the New York Stock Exchange.

(e) No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Mergers shall have been issued by any court of competent jurisdiction or other Governmental Body in the United States of America and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Mergers in the United States of America that makes consummation of the Mergers illegal.

6.2 Additional Conditions Precedent to Parent’s Obligations. The obligations of Parent to cause the Mergers to be effected and otherwise cause the Contemplated Transactions to be consummated are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations.

(i) Each of the representations and warranties of the Company contained in Section 2.19 and Section 2.25 shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(ii) Section 2.5(a) shall have been accurate in all respects as of the date of this Agreement;

(iii) Each of the representations and warranties of the Company contained in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are de minimis in nature will be disregarded; and

(iv) Each of the representations and warranties of the Company (other than the Company Designated Representations) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); provided, however, that: (A) for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Covenants. The covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(i) a legal opinion of Weil, Gotshal & Manges LLP, dated as of the Closing Date and addressed to Parent, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (it being understood that (A) in rendering such opinion, Weil, Gotshal & Manges LLP may rely upon the tax representation letters referred to in Section 5.9; and (B) if Weil, Gotshal & Manges LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Gibson, Dunn & Crutcher LLP renders such opinion to Parent); and

(ii) a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) have been duly satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances then in existence, would reasonably be expected to have a Company Material Adverse Effect.

6.3 Additional Conditions Precedent to the Company’s Obligations. The obligation of the Company to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations.

(i) Each of the representations and warranties of Parent contained in Section 3.19 and Section 3.25 shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(ii) Section 3.5(a) shall have been accurate in all respects as of the date of this Agreement;

(iii) Each of the representations and warranties of Parent contained in Section 3.3(a), Section 3.3(b), Section 3.3(c) and Section 3.3(d) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are de minimis in nature will be disregarded; and

(iv) Each of the representations and warranties of Parent (other than the Parent Designated Representations) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); provided, however, that: (A) for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Covenants. The covenants and obligations in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(i) a legal opinion of Gibson, Dunn & Crutcher LLP, dated as of the Closing Date and addressed to the Company, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (it being understood that (A) in rendering such opinion, Gibson, Dunn & Crutcher LLP may rely upon the tax representation letters referred to in Section 5.9, and (B) if Gibson, Dunn & Crutcher LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Weil, Gotshal & Manges LLP renders such opinion to the Company); and

(ii) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Parent confirming that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) have been duly satisfied.

(d) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances then in existence, would reasonably be expected to have a Parent Material Adverse Effect.

Section 7. TERMINATION

7.1 Termination. This Agreement may be terminated prior to the First Merger Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders or the approval of the Parent Share Issuance by Parent’s stockholders):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Mergers shall not have been consummated by the End Date; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Mergers by the End Date is attributable to a failure on the part of such Party to perform any covenant or obligation in this Agreement required to be performed by such Party at or prior to the First Merger Effective Time;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers;

(d) by either Parent or the Company if: (i) the Company Stockholders Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Stockholders Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote;

(e) by either Parent or the Company if: (i) the Parent Stockholders Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on a proposal to approve the Parent Share Issuance; and (ii) the Parent Share Issuance shall not have been approved at the Parent Stockholders Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

(f) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(g) by the Company (at any time prior to the approval of the Parent Share Issuance by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(h) by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement such that the condition set forth in Section 6.2(a) would not be satisfied, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 6.2(a) would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2(b) would not be satisfied; provided, however, that, for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of the Company’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 7.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Company written notice of such inaccuracy or breach; or

(i) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement such that the condition set forth in Section 6.3(a)

would not be satisfied, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 6.3(a) would not be satisfied; or (ii) any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.3(b) would not be satisfied; provided, however, that, for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of Parent’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 7.1(i) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives Parent written notice of such inaccuracy or breach.

The “End Date” shall be January 31, 2019; provided, however, that: (A) if, on January 31, 2019, a Specified Circumstance exists and each of the conditions set forth in Section 6.1(a), Section 6.1(b), Section 6.1(d), Section 6.1(e) (other than with respect to the Specified Circumstance), Section 6.2(a), Section 6.2(b), and Section 6.2(d) is satisfied or has been waived, then the Company may, by providing written notice thereof to Parent on or prior to January 31, 2019, extend the End Date to April 30, 2019; and (B) if, on January 31, 2019, a Specified Circumstance exists and each of the conditions set forth in Section 6.1(a), Section 6.1(b), Section 6.1(d), Section 6.1(e) (other than with respect to the Specified Circumstance), Section 6.3(a), Section 6.3(b) and Section 6.3(d) is satisfied or has been waived, then Parent may, by providing written notice thereof to the Company on or prior to January 31, 2019, extend the End Date to April 30, 2019.

7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that: (a) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect for a period of three years following the termination of this Agreement; (b) subject to Section 8.4, the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for any Willful Breach of this Agreement or Fraud.

7.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Mergers are consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with (i) the filing, printing and mailing of the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus and any amendments or supplements thereto; and (ii) the filing fees required to be paid in connection with the filing by the Parties hereto of any notice or other document under any applicable Antitrust Law.

(b) If this Agreement is terminated: (i) by Parent pursuant to Section 7.1(f), or by Parent or the Company pursuant to any other provision of Section 7.1 (other than Section 7.1(a), 7.1(e), 7.1(g) or 7.1(i)) at any time after the occurrence of a Company Triggering Event and prior to the adoption of this Agreement by the Required Company Stockholder Vote; or (ii) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d), and in the case of clause “(ii)” of this sentence: (A) following the date hereof but at or prior to the time of the termination of this Agreement (in the case of Section 7.1(b)) or prior to the Company Stockholders Meeting (in the case of Section 7.1(d)) an Acquisition Proposal with respect to the Company shall have been disclosed, announced, submitted (in the case of Section 7.1(d), publicly) or made (in the case of Section 7.1(d), publicly) and shall not have been withdrawn; and (B) on or prior to the first anniversary of such termination of this Agreement, either: (1) an Acquisition Transaction with respect to the Company is consummated; or (2) a definitive agreement relating to an Acquisition Transaction (it being understood that, for purposes of this clause “(B),” each reference to “15%” in the definition of “Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “40%”) with respect to the Company is entered into by a Company Entity, then the Company shall pay to Parent, in cash at the time specified in the following sentence, a nonrefundable fee in the amount of $13,000,000 (the “Company Termination Fee”). The Company Termination Fee shall be paid as follows: (x) in the case of clause “(i)” of the preceding sentence, within two Business Days after the termination of this Agreement; and (y) in the case of clause “(ii)” of the preceding sentence, within two Business Days after the first to occur of the consummation of the Acquisition Transaction or the entering into by a Company Entity of the definitive agreement.

(c) If this Agreement is terminated: (i) by the Company pursuant to Section 7.1(g) or by Parent or the Company pursuant to any other provision of Section 7.1 (other than Section 7.1(a), 7.1(d), 7.1(f) or 7.1(h)) at any time after the occurrence of a Parent Triggering Event and prior to the approval of the Parent Share Issuance by the Required Parent Stockholder Vote; or (ii) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(e), and in the case of clause “(ii)” of this sentence: (A) following the date hereof but at or prior to the time of the termination of this Agreement (in the case of Section 7.1(b)) or prior to the Parent Stockholders Meeting (in the case of Section 7.1(e)) an Acquisition Proposal with respect to Parent shall have been disclosed, announced, submitted (in the case of Section 7.1(e), publicly) or made (in the case of Section 7.1(e), publicly) and shall not have been withdrawn; and (B) on or prior to the first anniversary of such termination of this Agreement, either: (1) an Acquisition Transaction with respect to Parent is consummated; or (2) a definitive agreement relating to an Acquisition Transaction (it being understood that, for purposes of this clause “(B),” each reference to “15%” in the definition of “Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “40%”) with respect to Parent is entered into by a Parent Entity, then Parent shall pay to the Company, in cash at the time specified in the following sentence, a nonrefundable fee in the amount of $35,000,000 (the “Parent Termination Fee”). The Parent Termination Fee shall be paid as follows: (x) in the case of clause “(i)” of the preceding sentence, within two Business Days after the termination of this Agreement; and (y) in the case of clause “(ii)” of the preceding sentence, within two Business Days after the first to occur of the consummation of the Acquisition Transaction or the entering into by a Parent Entity of the definitive agreement.

(d) If a Party fails to pay when due any amount payable by such Party under this Section 7.3, then: (i) such Party shall reimburse the other Party for all reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 7.3; and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the lower of: (A) the “prime rate” (as announced by Citibank, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid; or (B) the maximum rate permitted by applicable Legal Requirements.

(e) The Parties acknowledge and agree that in no event shall Parent or the Company be required to pay the Parent Termination Fee or the Company Termination Fee, respectively, on more than one occasion, whether or not such termination fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Nothing in this Section 7.3(e) shall limit the obligations of Parent or the Company, as the case may be, to pay any amounts required to be paid by such Party under Section 7.3(a) in addition to any nonrefundable fee required to be paid by such Party.

Section 8. MISCELLANEOUS PROVISIONS

8.1 Amendment. This Agreement may be amended with the approval of the respective boards of directors of Parent and the Company at any time (whether before or after the approval of the Parent Share Issuance by Parent’s stockholders or adoption of this Agreement by the Company’s stockholders); provided, however, that: (a) after any such approval of the Parent Share Issuance by Parent’s stockholders, no amendment shall be made which by applicable Legal Requirements or regulations of the New York Stock Exchange requires further approval of Parent’s stockholders without the further approval of such stockholders; and (b) after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by applicable Legal Requirements or regulations of the New York Stock Exchange requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of Parent and Company.

8.2 Waiver.

(a) Subject to Section 8.2(b) and Section 8.2(c), at any time prior to the First Merger Effective Time, any Party may: (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other Party or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such Party contained in this Agreement. Any such waiver shall not be deemed to be an amendment of this Agreement subject to Section 8.1.

(b) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the First Merger Effective Time.

8.4 Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement and the other agreements, exhibits and disclosure schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that, except as otherwise expressly set forth in this Agreement, the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms (it being understood that: (a) except as set forth in Part 8.4 of the Parent Disclosure Schedule and Part 8.4 of the Company Disclosure Schedule, Section 5 and Section 6 of the Confidentiality Agreement shall be superseded by this Agreement and shall cease to have any force or effect unless this Agreement is terminated pursuant to Section 7, in which event Section 6 of the Confidentiality Agreement shall be enforceable for the remaining period following such termination; and (b) no provision in this Agreement or in the Confidentiality Agreement shall limit any Party’s rights or remedies in the case of Fraud or Willful Breach). This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by other electronic delivery shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

8.5 Applicable Legal Requirements; Jurisdiction; Waiver of Jury Trial; Specific Performance; Remedies.

(a) This Agreement and all claims or causes of action arising hereunder or in connection herewith shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (ii) each of the Parties irrevocably waives and agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) each of the Parties agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware).

(b) EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. Each of the Parties acknowledges that it and the other Parties have been induced to enter into this Agreement and the Contemplated Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.5.

(c) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the valid termination of this Agreement in accordance with Section 7, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy). All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.6 Disclosure Schedules. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and Section 4.2(b), Section 5.6 and Section 8.4. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3, Section 4.3(b) and Section 8.4. The Company Disclosure Schedule and Parent Disclosure Schedule shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made. Any purported update or modification to the Company Disclosure Schedule or the Parent Disclosure Schedule after the date hereof shall be disregarded.

8.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit shall be entitled to receive its reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket costs and expenses incurred in such action or suit.

8.8 Assignability; No Third Party Rights. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party without the prior written consent of the other Parties shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except, (i) after the First Merger Effective Time, as specifically provided in Section 5.6 and (ii) after the First Merger Effective Time, with respect to the payment of consideration to holders of Company Common Stock pursuant to Section 1 hereof.

8.9 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States of America return receipt requested, upon receipt; (b) if sent designated for overnight delivery by a nationally recognized overnight air courier (such as Federal Express), one Business Day after mailing; (c) if sent by electronic mail, when transmitted; and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to Parent, Merger Sub or NewCo:

Tidewater Inc.

6002 Rogerdale Road

Suite # 600

Houston, Texas 77072

Attention: Bruce D. Lundstrom

Email: blundstrom@tdw.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201-6950

Attention: James R. Griffin

Email: james.griffin@weil.com

if to the Company:

GulfMark Offshore, Inc.

842 West Sam Houston Parkway North, Suite 400

Houston, Texas 77024

Attention: Quintin Kneen

Email: Quintin.Kneen@gulfmark.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

Attention: Sean P. Griffiths; Eduardo Gallardo

Email: SGriffiths@gibsondunn.com; EGallardo@gibsondunn.com

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions are fulfilled to the fullest extent possible.

8.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) All references in this Agreement to “dollars” or “$” shall mean United States of America Dollars.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT
TIDEWATER INC.

By:	/s/ John Rynd
Name:	John Rynd
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

COMPANY
GULFMARK OFFSHORE, INC.

By:	/s/ Quintin Kneen
Name:	Quintin Kneen
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

401(k) Plan. “401(k) Plan” shall have the meaning set forth in Section 5.5(d).

Acquisition Inquiry. “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by Parent or the Company) that would reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal. “Acquisition Proposal” shall mean any bona fide offer or proposal (other than an offer or proposal made or submitted by Parent or the Company) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction. “Acquisition Transaction” with respect to the Company or Parent shall mean any transaction or series of transactions (other than the Contemplated Transactions) involving:

(a) any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which such Entity is a constituent corporation and which would result in a third party beneficially owning 15% or more of any class of equity or voting securities of such Entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of such Entity; or (iii) in which such Entity issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Entity to one or more third parties in connection with a merger, exchange, consolidation, business combination or other similar transaction; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition (including pursuant to any merger, amalgamation, consolidation, share exchange, business combination, joint venture, liquidation, dissolution, or other similar transaction) of any business or businesses or assets of the Entity or any of its Subsidiaries that constitute or account for 15% or more of the consolidated net revenues or consolidated net income (measured based on the twelve months prior to the date of determination) or consolidated assets (measured based on the twelve months prior to the date of determination) of such Entity and its Subsidiaries, taken as a whole.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Antitrust Laws. “Antitrust Laws” shall have the meaning set forth in Section 5.7(a).

Book Entry Shares. “Book Entry Shares” of an Entity’s stock shall mean non-certificated shares of such stock represented by book entry positions.

Business Day. “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Legal Requirements to close and shall consist of the time period from 12:01 a.m. through midnight at such location.

Closing. “Closing” shall have the meaning set forth in Section 1.3(a).

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.3(a).

COBRA. “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Code. “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Company. “Company” shall have the meaning set forth in the Preamble.

Company Affiliate. “Company Affiliate” shall mean any Person under common control with any of the Company Entities within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

Company Associate. “Company Associate” shall mean any current or former officer, employee (full-time or part-time), independent contractor, consultant or director of or to any of the Company Entities or any Company Affiliate.

Company Balance Sheet. “Company Balance Sheet” shall mean the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2017, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Company Board. “Company Board” shall mean the Company’s board of directors.

Company Board Recommendation. “Company Board Recommendation” shall have the meaning set forth in Section 5.2(b).

Company Certifications. “Company Certifications” shall have the meaning set forth in Section 2.4(a).

Company Change in Recommendation. “Company Change in Recommendation” shall have the meaning set forth in Section 5.2(b).

Company Chartered Vessel. “Company Chartered Vessel” shall mean, at any time, at any time, each vessel which is (a) owned by a third party and (b) operated by the Company or any of its Subsidiaries pursuant to a bareboat charter or time charter.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract: (a) to which any of the Company Entities is a party; (b) by which any of the Company Entities is bound or under which any of the Company Entities has any obligation; or (c) under which any of the Company Entities has any right or interest.

Company Credit Facility. “Company Credit Facility” shall mean the Credit Facility Agreement, dated November 14, 2017, by and among GulfMark Rederi AS, DNB Bank ASA, New York Branch, as agent, DNB Capital LLC as revolving lender and as swingline lender, and certain funds managed by Hayfin Capital Management LLP as term lenders.

Company Designated Directors. “Company Designated Directors” shall mean the individuals forth in Schedule 1.14.

Company Designated Representations. “Company Designated Representations” shall mean the representations and warranties set forth in Section 2.3(a), Section 2.3(b), Section 2.3(c), Section 2.3(d), Section 2.5(a), Section 2,19, and Section 2.25.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the Company Disclosure Schedule that has been prepared by the Company in accordance with the requirements of Section 8.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee. “Company Employee” shall mean any director or any officer or other employee (full-time or part-time) of any of the Company Entities.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Company Entities or any Company Affiliate; and (b) any Company Associate, other than any such Contract that is terminable “at will” or upon no more than 30 days prior notice (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Company Entity to make any severance, termination, change in control or similar payment or tax gross ups.

Company Employee Plan. “Company Employee Plan” shall mean any plan, program, policy, practice or Contract providing for compensation, severance, termination pay, deferred compensation, incentive equity or equity-based, change in control, performance awards, stock or stock-related awards, bonus, fringe benefits, health and welfare, retirement benefits or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is maintained, sponsored or contributed to, or required to be maintained, sponsored or contributed to, by any of the Company Entities or any Company Affiliate for the benefit of any Company Associate; or (b) with respect to which any of the Company Entities or any Company Affiliate has or may reasonably be expected to incur or become subject to any liability or obligation, but shall not include any Company Employee Agreement.

Company Entity. “Company Entity” shall mean: (a) the Company; and (b) each of the Company’s Subsidiaries.

Company Entity Returns. “Company Entity Returns” shall have the meaning set forth in Section 2.14(a)(i).

Company Equity Plan. “Company Equity Plan” shall mean any equity or equity-based incentive plan or arrangement of the Company or any of its Subsidiaries.

Company Financial Advisor. “Company Financial Advisor” shall mean Evercore Group L.L.C.

Company Financial Advisor Agreements. “Company Financial Advisor Agreements” shall have the meaning set forth in Section 2.25.

Company Intervening Event. “Company Intervening Event” shall have the meaning set forth in Section 5.2(c)(ii).

Company IP. “Company IP” shall mean all Intellectual Property and Intellectual Property Rights with respect to which any of the Company Entities has (or purports to have) an ownership interest.

Company IP Assignment Contract. “Company IP Assignment Contract” shall mean a written non-disclosure and assignment Contract between a Company Entity and any current or former employee, consultant or independent contractor of such Company Entity that assigns to such Company Entity all Intellectual Property and Intellectual Property Rights authored, invented, created, conceived, or otherwise developed by such employee, consultant or independent contractor in the scope of his or her employment or his, her or its engagement with such Company Entity.

Company IT Systems. “Company IT Systems” shall mean the information technology systems owned, leased or licensed by each of the Company Entities.

Company Leased Real Property. “Company Leased Real Property” shall have the meaning set forth in Section 2.7(c).

Company Managed Vessel. “Company Managed Vessel” shall mean, at any time, each vessel which is (a) owned by a third party and (b) managed by the Company or any of its Subsidiaries pursuant to a management agreement.

Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any effect, change, claim, event or circumstance (collectively, “Effect”) that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of the Company Entities, taken as a whole; provided, however, that any Effects resulting from any of the following, alone or in combination, shall not be deemed to constitute, or be taken into account in determining whether there has occurred, a Company Material Adverse Effect: (i) conditions generally affecting the industries and areas in which the Company participates or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on the Company Entities, taken as a whole relative to other businesses in the industries and areas in which the Company Entities operate; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on the Company Entities, taken as a whole; (iii) changes in the trading price or trading volume of Company Common Stock, or the suspension of trading in or delisting of the Company’s securities on the New York Stock Exchange (it being understood, however, that, except as otherwise provided in clauses “(i),” “(ii),” “(iv),” “(v),” “(vi)”, “(vii)” or “(viii)” of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume, or suspension or delisting, of Company Common Stock may give rise to a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iv) changes in GAAP (or any interpretations of GAAP) applicable to the Company or any of its Subsidiaries; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses “(i),” “(ii),” “(iii),” “(iv),” “(vi),” “(vii),” or “(viii)” of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) any lawsuit commenced by a stockholder of the Company (in his, her or its capacity as a stockholder) directly resulting from the execution of the Agreement or the performance of the Contemplated Transactions; (vii) the loss of employees, suppliers or customers (including customer orders or Contracts) directly resulting from the announcement or pendency of the Agreement or the Contemplated Transactions; (viii) seasonal fluctuations in the business of the Company Entities or (ix) any actions or omissions taken at the written request of Parent after the date hereof; or (b) the ability of the Company to consummate the Mergers or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement.

Company Material Contract. “Company Material Contract” shall have the meaning set forth in Section 2.9(a).

Company Material Registered IP. “Company Material Registered IP” shall have the meaning set forth in Section 2.8(a)(i).

Company Owned Real Property. “Company Owned Real Property” shall have the meaning set forth in Section 2.7(b).

Company Owned Vessel. “Company Owned Vessel” shall mean, at any time, each vessel owned by the Company or any of its Subsidiaries at such time.

Company Pension Plan. “Company Pension Plan” shall mean each: (a) Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA; or (b) other pension plan subject to funding or contribution requirements under applicable Legal Requirements or applicable plan documents, including any final salary or money purchase plan.

Company Permitted Encumbrances. “Company Permitted Encumbrances” shall mean: (a) any Encumbrance for current Taxes not yet due and payable, or being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s and other Encumbrances which are imposed by applicable Legal Requirements in the ordinary course of business and which (i) are being contested in good faith by appropriate proceeding and for which reserves have been established in accordance with GAAP, or (ii) do not materially detract from the value of the assets subject thereto or materially impair the operations of any of the Company Entities; (c) Encumbrances that arise or are incurred in the ordinary course of business relating to obligations not yet due on the part of the Company Entities or secure a liquidated amount that are being contested in good faith by appropriate proceeding and for which reserves have been established in accordance with GAAP; (d) pledges or deposits to secure obligations under workers’ compensation laws or similar laws or to secure public or statutory obligations; (e) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (f) easements, encroachments, declarations, covenants, conditions, reservations, limitations and rights of way (unrecorded and of record) and other similar restrictions or encumbrances of record, zoning, building and other similar ordinances, regulations, variances and restrictions, and all defects or irregularities in title, including any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (g) pledges or deposits to secure the obligations under existing indebtedness of the Company Entities; (h) all Encumbrances created or incurred by any owner, landlord, sublandlord or other person in title; (i) Encumbrances that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Company Entities; (j) Company Permitted Maritime Encumbrances; (k) transfer restrictions imposed by applicable securities laws; and (l) non-exclusive licenses and covenants not to sue or assert with respect to Intellectual Property or Intellectual Property Rights.

Company Permitted Maritime Encumbrances. “Company Permitted Maritime Encumbrances” shall mean at any time with respect to a Company Vessel: (a) Encumbrances for crews’ wages (including the wages of the master of such Company Vessel) that are incurred and are outstanding in the ordinary course of business and (i) are not yet overdue for more than thirty (30) days; or (ii) are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Company Material Adverse Effect; (b) Encumbrances for salvage (including contract salvage) or general average, and Encumbrances for wages of stevedores employed by the owner of such Company Vessel, the master of such Company Vessel or a charterer or lessee of such Company Vessel, which, in each case, (i) have existed for not more than 60 days, or (ii) is being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Company Material Adverse Effect; (c) shipyard Encumbrances, Encumbrances for necessaries and other Encumbrances arising under applicable Legal Requirements in the ordinary course of business in operating, maintaining and repairing such Company Vessel (other than those referred to in (a) and (b) above), which, in each case, (i) have existed for not more than 60 days, or (ii) is being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Company Material Adverse Effect; (d) Encumbrances for damages arising from maritime torts which are (i) unclaimed, (ii) in respect of which a bond or other security has been posted on behalf of any Company Entity with the appropriate court to prevent the arrest or secure the release of such Company Vessel from arrest within 15 days of seizure, or (iii) being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such proceedings would not reasonably be expected to have a Company Material Adverse Effect; and (e) Encumbrances (other than Encumbrances referred to in clause (2)) that are covered by insurance (subject to reasonable deductibles).

Company Preferred Stock. “Company Preferred Stock” shall mean the Preferred Stock, $0.01 par value per share, of the Company.

Company Reports. “Company Reports” shall have the meaning set forth in Section 2.

Company Restricted Stock. “Company Restricted Stock” shall mean each share of Company Common Stock that is subject to forfeiture or a right of repurchase by the Company.

Company RSU. “Company RSU” shall mean each restricted stock unit representing the right to vest in and be issued shares of Company Common Stock by the Company, whether granted by the Company pursuant to a Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

Company SEC Documents. “Company SEC Documents” shall have the meaning set forth in Section 2.4(a).

Company Stock-Based Award. “Company Stock-Based Award” shall have the meaning set forth in Section 1.8(a).

Company Stock Certificate. “Company Stock Certificate” shall mean certificates of Company Common Stock that were outstanding immediately prior to the First Merger Effective Time.

Company Stockholders Meeting. “Company Stockholders Meeting” shall have the meaning set forth in Section 5.2(a).

Company Superior Offer. “Company Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into an Acquisition Transaction (with all references to 15% in the definition of Acquisition Transaction being treated as references to 50.1% for these purposes), that is determined by the Company Board, in its good faith judgment, after consulting with a financial advisor and outside legal counsel, and after taking into account all relevant factors, including financing certainty, the likelihood and anticipated timing of consummation, to be more favorable from a financial point of view to the Company’s stockholders than the Contemplated Transactions.

Company Termination Fee. “Company Termination Fee” shall have the meaning set forth in Section 7.3(b).

Company Triggering Event. A “Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have failed to recommend that the Company’s stockholders vote to adopt the Agreement, or shall have withdrawn or shall have modified, in a manner adverse to Parent, the Company Board Recommendation; (b) the Company shall have failed to include in the Joint Proxy Statement/Prospectus the Company Board Recommendation or a statement to the effect that the Company Board has determined and believes that the Mergers are advisable to, and in the best interests of, the Company’s stockholders; (c) the Company Board fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the First Merger and the transactions contemplated by the Agreement are in the best interests of the Company’s stockholders, within 10 Business Days after Parent reasonably requests in writing that such recommendation or determination be reaffirmed (which requests shall be limited to no more than once every 30 days); (d) the Company Board shall have approved, endorsed or recommended any Acquisition Proposal with respect to the Company; (e) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to the Company (other than a confidentiality agreement permitted pursuant to Section 4.4(a)); (f) a tender or exchange offer with respect to the securities of a Company Entity shall have commenced by the filing of a Schedule TO with respect thereto and the Company shall not have disseminated to its securityholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (g) an Acquisition Proposal with respect to the Company shall have been publicly announced, and the Company shall have failed to issue a press release announcing its opposition to such Acquisition Proposal within 10 Business Days following a request by Parent after such Acquisition Proposal has been announced; or (h) the Company shall have breached in any material respect any material provision of Section 4.4(a) or Section 5.2 of the Agreement.

Company Vessel. “Company Vessel” shall mean, at any time, each Company Chartered Vessel, each Company Managed Vessel, and each Company Owned Vessel.

Company Warrants. “Company Warrants” shall mean warrants to purchase shares of Company Common Stock from the Company (whether granted by the Company pursuant to any Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested).

Confidentiality Agreement. “Confidentiality Agreement” shall mean that certain Mutual Confidentiality Agreement dated as of March 15, 2017, between Parent and the Company.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the Mergers and the other transactions contemplated by the Agreement, including the Voting Agreements.

Continuing Employees. “Continuing Employees” shall mean any employee of any Company Entity who continues employment with Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) after the First Merger Effective Time.

Contract. “Contract” shall mean any agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking, written or oral.

Designated Position. “Designated Position” shall mean, with respect to the Company, the position of Managing Director or higher, and with respect to Parent, the position of Director or higher.

DCP. “DCP” shall have the meaning set forth in Section 5.5(f).

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

DLLCA. “DLLCA” shall mean the Delaware Limited Liability Company Act, as amended.

D&O Policy. “D&O Policy” shall have the meaning set forth in Section 5.6(b).

DOL. “DOL” shall mean the United States Department of Labor.

EDGAR. “EDGAR” shall have the meaning set forth in Section 2.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” shall have the meaning set forth in Section 7.1(i).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall have the meaning set forth in Section 2.16(b).

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Exchange Agent. “Exchange Agent” shall have the meaning set forth in Section 1.13(a).

Exchange Fund. “Exchange Fund” shall have the meaning set forth in Section 1.13(a).

Exchange Ratio. “Exchange Ratio” shall have the meaning set forth in Section 1.6(b).

Executive Officer. “Executive Officer” shall mean an “officer” of the specified entity as defined in Rule 16a-1(f) under the Exchange Act.

Extension Event. An “Extension Event” shall mean the determination, made in good faith by Parent and the Company acting reasonably, that the amount (a) of the cash and cash equivalents held by the Company Entities, and which the Company is not prohibited by any Legal Requirement or Company Material Contract from applying to repay the Company Credit Facility, plus (b) Parent is permitted to expend under the Parent Indenture, does not exceed the aggregate amount required for the Company to pay all amounts due or that will become due under the Company Credit Facility in connection with the consummation of the Mergers, a demand by the lenders under the Company Credit Facility or an election to repay all amounts due or that will become due under the Company Credit Facility.

First Merger. “First Merger” shall have the meaning set forth in the Recitals.

First Merger Certificate. “First Merger Certificate” shall have the meaning set forth in Section 1.3(b).

First Merger Effective Time. “First Merger Effective Time” shall have the meaning set forth in Section 1.3(b).

Form S-4 Registration Statement. “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the First Merger, as such registration statement may be amended prior to the time it is declared effective by the SEC.

Fraud. “Fraud” shall mean a misrepresentation or omissions which is (a) made with the intent to deceive, mislead or avoid disclosure of relevant information, (b) contained in or intentionally omitted from the representations and warranties made in the Agreement, (c) relied upon by a party to the Agreement and (d) detrimental to the party relying on such misrepresentation or omission. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

GAAP. “GAAP” shall mean generally accepted accounting principles in the United States of America.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the New York Stock Exchange).

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indemnified Parties. “Indemnified Parties” shall have the meaning set forth in Section 5.6(a).

Integrated Transaction. “Integrated Transaction” shall have the meaning set forth in the Recitals.

Intellectual Property. “Intellectual Property” shall mean algorithms, apparatus, databases, data collections and compilations, designs, diagrams, formulae, inventions (whether or not patentable and whether or not reduced to practice), discoveries, improvements, ideas, know-how, trademarks, service marks, brand names, product names, logos, trade dress, slogans, methods, procedures, processes, trade secrets, proprietary information, protocols, schematics, specifications, models, devices, software, software code (in any form, including source code and executable or object code), techniques, user interfaces, URLs, web sites, works of authorship and other forms of intellectual property, industrial property and technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as, without limitation, instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean any past, present and future rights in any Intellectual Property or industrial property, which may exist or be created under the laws of any jurisdiction in the world, including: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark, service mark, trade name and domain name rights and any other similar rights, and all goodwill associated with each of the foregoing; (c) trade secret rights; (d) patents and patent disclosures; (e) industrial design rights; and (f) rights in or relating to issuances, registrations, renewals, extensions, reversions, combinations, provisionals, continuations, continuations-in-part, divisions, substitutions, reexaminations and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Joint Proxy Statement/Prospectus. “Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholders Meeting and to Parent’s stockholders in connection with the Parent Stockholders Meeting.

Knowledge. “Knowledge” of a Party shall mean: (a) with respect to the Company, the actual knowledge after due inquiry of Quintin Kneen, Sam Rubio and Lee Johnson, and (b) with respect to Parent, the actual knowledge after due inquiry of John Rynd, Quinn Fanning and Bruce Lundstrom.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and the provisions of the current organizational documents and internal rules of the applicable Entity.

Made Available. Any statement in the Agreement to the effect that any information, document or other material has been “Made Available” shall mean that such information, document or other material was: (a) made available on the SEC website prior to the date of the Agreement; or (b) (i) with respect to such information, document or other material Made Available by the Company, such information, document or material was made available by the Company for review by Parent or Parent’s Representatives at least two Business Days immediately prior to the execution of the Agreement in the virtual data room maintained by the Company in connection with the Contemplated Transactions; and (ii) with respect to information, document or other material Made Available by Parent, such information, document or material was made available by Parent for review by the Company or the Company’s Representatives at least two Business Days immediately prior to the execution of the Agreement in the virtual data room maintained by Parent in connection with the Contemplated Transactions.

Materials of Environmental Concern. “Materials of Environmental Concern” shall have the meaning set forth in Section 2.16(b).

Maximum Annual Premium. “Maximum Annual Premium” shall have the meaning set forth in Section 5.6(b).

Mergers. “Mergers” shall have the meaning set forth in the Recitals.

Merger Sub. “Merger Sub” shall have the meaning set forth in the Recitals.

NewCo. “NewCo” shall have the meaning set forth in the Recitals.

Order. “Order” shall mean any order, writ, injunction, judgment or decree.

Parent. “Parent” shall have the meaning set forth in the Preamble.

Parent Affiliate. “Parent Affiliate” shall mean any Person under common control with any of the Parent Entities within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

Parent Associate. “Parent Associate” shall mean any current or former officer, employee (full-time or part-time), independent contractor, consultant or director of or to any of the Parent Entities or any Parent Affiliate.

Parent Balance Sheet. “Parent Balance Sheet” shall mean the audited consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2017 included in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Parent Board. “Parent Board” shall mean Parent’s board of directors.

Parent Board Recommendation. “Parent Board Recommendation” shall have the meaning set forth in Section 5.3(b).

Parent Certifications. “Parent Certifications” shall have the meaning set forth in Section 3.4(a).

Parent Change in Recommendation. “Parent Change in Recommendation” shall have the meaning set forth in Section 5.3(b).

Parent Chartered Vessel. “Parent Chartered Vessel” shall mean, at any time, at any time, each vessel which is (a) owned by a third party and (b) operated by Parent or any of its Subsidiaries pursuant to a bareboat charter or time charter.

Parent Common Stock. “Parent Common Stock” shall mean the common stock, $0.001 par value per share, of Parent.

Parent Contract. “Parent Contract” shall mean any Contract: (a) to which any of the Parent Entities is a party; (b) by which any of the Parent Entities is bound or under which any of the Parent Entities has any obligation; or (c) under which any of the Parent Entities has any right or interest.

Parent Designated Representations. “Parent Designated Representations” shall mean the representations and warranties set forth in Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.3(d), Section 3.5(a), Section 3.19, and Section 3.25.

Parent Disclosure Schedule. “Parent Disclosure Schedule” shall mean the Parent Disclosure Schedule that has been prepared by Parent in accordance with the requirements of Section 8.6 of the Agreement and that has been delivered by Parent to the Company on the date of the Agreement.

Parent Employee. “Parent Employee” shall mean any director or any officer or any other employee (full-time or part-time) of any of the Parent Entities.

Parent Employee Agreement. “Parent Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Parent Entities or any Parent Affiliate; and (b) any Parent Associate, other than any such Contract that is terminable “at will” or upon no more than 30 days prior notice (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Parent Entity to make any severance, termination, change in control or similar payment or tax gross ups.

Parent Employee Plan. “Parent Employee Plan” shall mean any plan, program, policy, practice or Contract providing for compensation, incentive equity or equity-based, change in control, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, bonus, fringe benefits, health and welfare, retirement benefits or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is maintained, sponsored or contributed to, or required to be maintained, sponsored or contributed to, by any of the Parent Entities or any Parent Affiliate for the benefit of any Parent Associate; or (b) with respect to which any of the Parent Entities or any Parent Affiliate has or may reasonably be expected to incur or become subject to any liability or obligation, but shall not include any Parent Employee Agreement.

Parent Entities. “Parent Entities” shall mean: (a) Parent; and (b) each of Parent’s Subsidiaries.

Parent Entity Returns. “Parent Entity Returns” shall have the meaning set forth in Section 3.14(a)(i).

Parent Equity Plan. “Parent Equity Plan” shall mean Tidewater Inc. 2017 Stock Incentive Plan.

Parent Financial Advisor. “Parent Financial Advisor” shall mean Lazard Freres & Co LLC.

Parent Financial Advisor Agreements. “Parent Financial Advisor Agreements” shall have the meaning set forth in Section 3.25.

Parent Indenture. “Parent Indenture” shall mean the Indenture for 8.00% Senior Secured Notes due 2022, dated July 31, 2017, by and among Parent, each of the Guarantors party thereto, and Wilmington Trust, National Association, as Trustee and Collateral Agent.

Parent Intervening Event. “Parent Intervening Event” shall have the meaning set forth in Section 5.3(c)(ii).

Parent IP. “Parent IP” shall mean all Intellectual Property and Intellectual Property Rights with respect to which any of the Parent Entities has (or purports to have) an ownership interest.

Parent IP Assignment Contract. “Parent IP Assignment Contract” shall mean a written non-disclosure and assignment Contract between a Parent Entity and any current or former employee, consultant or independent contractor of such Parent Entity that assigns to such Parent Entity all Intellectual Property and Intellectual Property Rights authored, invented, created, conceived, or otherwise developed by such employee, consultant or independent contractor in the scope of his or her employment or his, her or its engagement with such Parent Entity.

Parent IT Systems. “Parent IT Systems” shall mean the information technology systems owned, leased or licensed by each of the Parent Entities.

Parent Leased Real Property. “Parent Leased Real Property” shall mean each lease pursuant to which any of the Parent Entities leases real property from any other Person for annual rent payments in excess of $500,000.

Parent Managed Vessel. “Parent Managed Vessel” shall mean, at any time, each vessel which is (a) owned by a third party and (b) managed by Parent or any of its Subsidiaries pursuant to a management agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of the Parent Entities, taken as a whole; provided, however, that, any Effects resulting from any of the following, alone or in combination, shall not be deemed to constitute, or be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: (i) conditions generally affecting the industries and areas in which Parent participates or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on the Parent Entities, taken as a whole relative to other businesses in the industries and areas in which the Parent Entities operate; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on the Parent Entities, taken as a whole; (iii) changes in the trading price or trading volume of Parent Common Stock, or the suspension of trading in or delisting of Parent’s securities on the New York Stock Exchange (it being understood, however, that, except as otherwise provided in clauses “(i),” “(ii),” “(iv),” “(v),” “(vi),”, “(vii)” or “(viii)” of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume, or suspension or delisting, of Parent Common Stock may give rise to a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) changes in GAAP (or any interpretations of GAAP) applicable to Parent or any of its Subsidiaries; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses “(i),” “(ii),” “(iii),” “(iv),” “(vi),” “(vii),” or “(viii)” of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) any lawsuit commenced by a stockholder of Parent (in his, her or its capacity as a stockholder) directly resulting from the execution of the Agreement or the performance of the Contemplated Transactions; (vii) the loss of employees, suppliers or customers (including customer orders or Contracts) directly resulting from the announcement or pendency of the Agreement or the Contemplated Transactions; (viii) seasonal fluctuations in the business of the Parent Entities or (ix) any actions or omissions taken at the written request of the Company after the date hereof; or (b) the ability of Parent to consummate the Mergers or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement.

Parent Material Contract. “Parent Material Contract” shall have the meaning set forth in Section 3.9(a).

Parent Material Registered IP. “Parent Material Registered IP” shall have the meaning set forth in Section 3.8(a)(i).

Parent Owned Real Property. “Parent Owned Real Property” shall mean all parcels of real property owned by the respective Parent Entities (including the real property and all buildings, structures and fixtures on, and other improvements to, such real property).

Parent Owned Vessel. “Parent Owned Vessel” shall mean, at any time, each vessel owned by Parent or any of its Subsidiaries at such time.

Parent Pension Plan. “Parent Pension Plan” shall mean each: (a) Parent Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA; or (b) other pension plan subject to funding and contribution requirements under applicable Legal Requirements or applicable plan documents, including any final salary or money purchase plan.

Parent Permitted Encumbrances. “Parent Permitted Encumbrances” shall mean: (a) any Encumbrance for current Taxes not yet due and payable, or being contested in good faith by appropriate proceeding and for which reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s and other Encumbrances which are imposed by applicable Legal Requirements in the ordinary course of business and which (i) are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, or (ii) do not materially detract from the value of the assets subject thereto or materially impair the operations of any of the Parent Entities; (c) Encumbrances that arise or are incurred in the ordinary course of business relating to obligations not yet due on the part of the Parent Entities or secure a liquidated amount that are being contested in good faith by appropriate proceeding and for which reserves have been established in accordance with GAAP; (d) pledges or deposits to secure obligations under workers’ compensation laws or similar laws or to secure public or statutory obligations; (e) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (f) easements, encroachments, declarations, covenants, conditions, reservations, limitations and rights of way (unrecorded and of record) and other similar restrictions or encumbrances of record, zoning, building and other similar ordinances, regulations, variances and restrictions, and all defects or irregularities in title, including any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (g) pledges or deposits to secure the obligations under existing indebtedness of the Parent Entities; (h) all Encumbrances created or incurred by any owner, landlord, sublandlord or other person in title; (i) Encumbrances that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Parent Entities; (j) Parent Permitted Maritime Encumbrances; (k) transfer restrictions imposed by applicable securities laws; and (l) non-exclusive licenses and covenants not to sue or assert with respect to Intellectual Property or Intellectual Property Rights.

Parent Permitted Maritime Encumbrances. “Parent Permitted Maritime Encumbrances” shall mean at any time with respect to a Parent Vessel: (a) Encumbrances for crews’ wages (including the wages of the master of such Parent Vessel) that are incurred and are outstanding in the ordinary course of business and (i) are not yet overdue for more than thirty (30) days; or (ii) are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Parent Material Adverse Effect; (b) Encumbrances for salvage (including contract salvage) or general average, and Encumbrances for wages of stevedores employed by the owner of such Parent Vessel, the master of such Parent Vessel or a charterer or lessee of such Parent Vessel, which, in each case, (i) have existed for not more than 60 days, or (ii) is being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Parent Material Adverse Effect; (c) shipyard

Encumbrances, Encumbrances for necessaries and other Encumbrances arising under applicable Legal Requirements in the ordinary course of business in operating, maintaining and repairing such Parent Vessel (other than those referred to in (a) and (b) above), which, in each case, (i) have existed for not more than 60 days, or (ii) is being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such Encumbrance would not reasonably be expected to have a Parent Material Adverse Effect; (d) Encumbrances for damages arising from maritime torts which are (i) unclaimed, (ii) in respect of which a bond or other security has been posted on behalf of any Parent Entity with the appropriate court to prevent the arrest or secure the release of such Parent Vessel from arrest within 15 days of seizure, or (iii) being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such proceedings would not reasonably be expected to have a Parent Material Adverse Effect; and (e) Encumbrances (other than Encumbrances referred to in clause (2)) that are covered by insurance (subject to reasonable deductibles).

Parent Preferred Stock. “Parent Preferred Stock” shall mean the Preferred Stock, no par value per share, of Parent.

Parent Reports. “Parent Reports” shall have the meaning set forth in Section 3.

Parent Restricted Stock. “Parent Restricted Stock” shall mean each share of Parent Common Stock that is subject to forfeiture or a right of repurchase by Parent.

Parent RSU. “Parent RSU” shall mean each restricted stock unit representing the right to vest in and be issued shares of Parent Common Stock by Parent, whether granted by Parent pursuant to a Parent Equity Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

Parent SEC Documents. “Parent SEC Documents” shall have the meaning set forth in Section 3.4(a).

Parent Share Issuance. “Parent Share Issuance” shall have the meaning set forth in Section 3.19.

Parent Stock-Based Award. “Parent Stock-Based Award” shall mean each Parent RSU with respect to which shares of Parent Common Stock remain unvested or unissued as of the First Merger Effective Time and each right of any kind, contingent or accrued, to receive shares of Parent Common Stock or benefits measured in whole or in part by the value of a number of shares of Parent Common Stock granted by Parent and outstanding as of the First Merger Effective Time.

Parent Stockholders Meeting. “Parent Stockholders Meeting” shall have the meaning set forth in Section 5.3(a).

Parent Superior Offer. “Parent Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into an Acquisition Transaction (with all references to 15% in the definition of Acquisition Transaction being treated as references to 50.1% for these purposes), that is determined by the Parent Board, in its good faith judgment, after consulting with a financial advisor and outside legal counsel, and after taking into account all relevant factors, including financing certainty, the likelihood and anticipated timing of consummation, to be more favorable from a financial point of view to Parent’s stockholders than the Contemplated Transactions.

Parent Termination Fee. “Parent Termination Fee” shall have the meaning set forth in Section 7.3(c).

Parent Triggering Event. A “Parent Triggering Event” shall be deemed to have occurred if: (a) the Parent Board shall have failed to recommend that Parent’s stockholders vote to approve the Parent Share Issuance, or shall have withdrawn or shall have modified, in a manner adverse to the Company, the Parent Board

Recommendation; (b) Parent shall have failed to include in the Joint Proxy Statement/Prospectus the Parent Board Recommendation or a statement to the effect that the Parent Board has determined and believes that the Parent Share Issuance is in the best interests of, Parent’s stockholders; (c) the Parent Board fails to reaffirm the Parent Board Recommendation, or fails to reaffirm its determination that the Parent Share Issuance is in the best interests of Parent’s stockholders, within 10 Business Days after the Company reasonably requests in writing that such recommendation or determination be reaffirmed (which requests shall be limited to no more than once every 30 days); (d) the Parent Board shall have approved, endorsed or recommended any Acquisition Proposal with respect to Parent; (e) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to Parent (other than a confidentiality agreement permitted pursuant to Section 4.4(b)); (f) a tender or exchange offer with respect to the securities of a Parent Entity shall have commenced by the filing of a Schedule TO with respect thereto and Parent shall not have disseminated to its securityholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that Parent recommends rejection of such tender or exchange offer; (g) an Acquisition Proposal with respect to Parent shall have been publicly announced, and Parent shall have failed to issue a press release announcing its opposition to such Acquisition Proposal within 10 Business Days following a request by the Company after such Acquisition Proposal has been announced; or (h) Parent shall have breached in any material respect any material provision of Section 4.4(b) or Section 5.3 of the Agreement.

Parent Vessel. “Parent Vessel” shall mean, at any time, each Parent Chartered Vessel, each Parent Managed Vessel, and each Parent Owned Vessel.

Parent Warrants. “Parent Warrants” shall mean warrants to purchase shares of Parent Common Stock from Parent (whether granted by Parent pursuant to the Parent Equity Plan, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested).

Parties. “Parties” shall have the meaning set forth in the Preamble.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” shall have the meaning set forth in Section 4.1(a).

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, applied for or issued with, by or under the authority of any Governmental Body (or other registrar in the case of internet domain names), including all issued patents, registered copyrights, registered mask works, registered domain names, registered trademarks and registered service marks, and all applications for issuance or registration of any patents, copyrights, mask works, domain names, trademarks and service marks.

Release. “Release” shall have the meaning set forth in Section 2.16(b).

Removed Designee. “Removed Designee” shall have the meaning set forth in Section 1.14.

Representatives. “Representatives” shall mean directors, officers, employees, agents, attorneys, accountants, investment bankers, financing sources and other advisors and representatives.

Required Company Stockholder Vote. “Required Company Stockholder Vote” shall have the meaning set forth in Section 2.20.

Required Parent Stockholder Vote. “Required Parent Stockholder Vote” shall have the meaning set forth in Section 3.20.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Second Merger. “Second Merger” shall have the meaning set forth in the Recitals.

Second Merger Certificate. “Second Merger Certificate” shall have the meaning set forth in Section 1.3(c).

Second Merger Effective Time. “Second Merger Effective Time” shall have the meaning set forth in Section 1.3(c).

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Significant Subsidiary. “Significant Subsidiary” with respect to an Entity shall mean any Subsidiary of such Entity that owns assets that constitute or account for 10% or more of the consolidated net revenues, consolidated net income or consolidated assets of such Entity and all of its Subsidiaries taken as a whole.

Specified Circumstance. A “Specified Circumstance” shall be deemed to exist if: (a) any of the conditions set forth in Section 6.1(c) is not satisfied and has not been waived; or (b) as a result of a challenge by a Governmental Body under any Antitrust Law in the United States of America, any of the conditions set forth in Section 6.1(e) is not satisfied and has not been waived.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person: (a) directly or indirectly owns or purports to own, beneficially or of record: (i) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (ii) at least 50% of the outstanding equity, voting or financial interests in such Entity; or (b) or any Subsidiary of such Person is a general partner or managing member (or equivalent) of such Entity.

Surviving Company. “Surviving Company” shall have the meaning set forth in the Recitals.

Surviving Corporation. “Surviving Corporation” shall have the meaning set forth in the Recitals.

Tax. “Tax” shall mean: (i) any federal, state, local, foreign or other tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty) or deficiency, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Governmental Body; and (ii) any liability in respect of any items described in clause “(i)” payable by reason of Contract, assumption, transferee or successor liability, operation of law, Treasury Regulations Section 1.1502-6(a) (or any similar or corresponding Legal Requirement) or otherwise.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Treasury Regulations. “Treasury Regulations” shall mean any regulations promulgated by the United States Department of the Treasury under the Code, as amended.

UK ESPP. “UK ESPP” shall have the meaning set forth in Section 5.5(f).

Voting Agreements. “Voting Agreements” shall have the meaning set forth in the Recitals.

WARN Act. “WARN Act” shall have the meaning set forth in Section 2.15(j).

“Willful Breach” “Willful Breach” shall mean a material breach or failure to perform that is the consequence of an act or omission of a Party, with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of the Agreement.

EXHIBIT B

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT (this “Agreement”), dated as of [●], 2018, is entered into by and among TIDEWATER INC., a Delaware corporation (“Parent”), GULFMARK OFFSHORE, INC., a Delaware corporation (the “Company”), and [GORGON ACQUISITION CORP.][GORGON NEWCO, LLC], a Delaware [corporation][limited liability company] ([“Merger Sub”][“NewCo”] and, together with Parent and the Company, the “Parties”). Capitalized terms used but not defined herein shall have the meaning set forth in the Agreement and Plan of Merger, dated as of July 15, 2018, by and between Parent and the Company (the “Merger Agreement”).

A. In order to effect the Merger Agreement and the Contemplated Transactions, including the Mergers, [Merger Sub][NewCo] desires to become party to the Merger Agreement.

In consideration of the foregoing, and the mutual covenants, representations, warranties and agreements contained in the Merger Agreement, the Parties agree as follows:

1. Joinder. By executing this Agreement, [Merger Sub][NewCo] shall become a party to the Merger Agreement and hereby agrees to be bound by the terms, covenants and other provisions of the Merger Agreement and shall assume all rights and obligations of [Merger Sub][NewCo] under the Merger Agreement with the same force and effect as if originally named therein.

2. Miscellaneous. The provisions of Section 8 of the Merger Agreement shall apply hereto.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT

TIDEWATER INC.

By:

Name:
Title:

COMPANY

GULFMARK OFFSHORE, INC.

By:

Name:
Title:

[MERGER SUB

GORGON ACQUISITION CORP.

By:

Name:
Title:	]

[NEWCO GORGON NEWCO, LLC

By:

Name:
Title:	]

EXHIBIT C

FORMS OF MERGER SUB AND NEWCO ORGANIZATIONAL DOCUMENTS

FORM OF

CERTIFICATE OF INCORPORATION

OF

GORGON ACQUISITION CORP.

The undersigned, acting as an incorporator of Gorgon Acquisition Corp. (hereinafter called the “Company”) under the General Corporation Law of the State of Delaware (“DGCL”), hereby adopts the following Certificate of Incorporation for the Company:

FIRST: The name of the Company is Gorgon Acquisition Corp.

SECOND: The registered office of the Company in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name of the registered agent of the Company at such address is The Corporation Trust Company.

THIRD: The purpose for which the Company is organized is to engage in any and all lawful acts and activity for which corporations may be organized under the DGCL. The Company will have perpetual existence.

FOURTH: The total number of shares of stock that the Company shall have authority to issue is [●] shares, par value $[●] per share, all of which shall be designated as Common Stock.

FIFTH: The name of the incorporator of the Company is [●], and the mailing address of such incorporator is c/o Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas 75201.

SIXTH: The number of directors constituting the initial board of directors is [one (1)].

SEVENTH: Directors of the Company need not be elected by written ballot unless the bylaws of the Company otherwise provide.

EIGHTH: The directors of the Company shall have the power to adopt, amend, and repeal the bylaws of the Company.

NINTH: No contract or transaction between the Company and one or more of its directors, officers, or stockholders, or between the Company and any person (as used herein “person” means any other corporation, partnership, association, firm, trust, joint venture, political subdivision, or instrumentality) or other organization in which one or more of its directors, officers, or stockholders are directors, officers, or stockholders, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or a committee thereof that authorizes the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (a) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Company as of the time it is authorized, approved, or ratified by the board of directors, the committee, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction.

TENTH: The Company shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she: (a) is or was a director or officer of the Company; or (b) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar function of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Company or elects to continue to serve as a director or officer of the Company while this Article Tenth is in effect. Any repeal or amendment of this Article Tenth shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Company with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article Tenth. Such right shall include the right to be paid by the Company expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the DGCL, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Company (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible.

In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise.

The Company may additionally indemnify any employee or agent of the Company to the fullest extent permitted by law.

As used herein, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

ELEVENTH: A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article Eleventh by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Company is not personally liable as set forth in the foregoing provisions of this Article Eleventh, a director shall not be liable to the Company or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the DGCL.

TWELFTH: The Company expressly elects not to be governed by Section 203 of the DGCL.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

The undersigned, for the purpose of forming the Company under the laws of the State of Delaware, does make, file, and record this Certificate of Incorporation and does certify that the act and deed of the undersigned and that the facts stated herein are true and, accordingly, hereunto sets its hand on this [●] day of [●], 2018.

[●] Sole Incorporator

[SIGNATURE PAGE TO CERTIFICATE OF INCORPORATION OF GORGON ACQUISITION CORP.]

FORM OF

BYLAWS

OF

GORGON ACQUISITION CORP.

i

(continued)

ii

FORM OF

BYLAWS

OF

GORGON ACQUISITION CORP.

PREAMBLE

These bylaws are subject to, and governed by, the General Corporation Law of the State of Delaware (“DGCL”) and the certificate of incorporation of Gorgon Acquisition Corp., a Delaware corporation (the “Company”). In the event of a direct conflict between the provisions of these bylaws and the mandatory provisions of the DGCL or the provisions of the certificate of incorporation of the Company, such provisions of the DGCL or the certificate of incorporation of the Company, as the case may be, will be controlling.

ARTICLE I

CORPORATE OFFICES

1.1 Registered Office.

The registered office of the Company in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name of the registered agent of the Company at such address is The Corporation Trust Company.

1.2 Other Offices.

The board of directors of the Company (the “Board of Directors”) may at any time establish other offices at any place or places where the Company is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders’ meetings shall be held at the registered office of the Company.

2.2 Annual Meeting.

The annual meeting of stockholders shall be held on such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 Special Meeting.

(a) A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the Board of Directors, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the president or the chairman of the Board of Directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the Board of Directors or the president, any vice president, or the secretary of the Company. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 Notice of Stockholders’ Meetings.

All notices of meetings of the stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 Manner of Giving Notice; Affidavit of Notice.

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Company. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the DGCL. An affidavit of the secretary or an assistant secretary or of the transfer agent of the Company that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 Quorum.

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either: (a) the chairman of the meeting; or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have the power to adjourn the meeting to another place (if any), date or time.

2.7 Adjourned Meeting; Notice.

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any) thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or a new record date is affixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 Organization; Conduct of Business.

(a) Such person as the Board of Directors may have designated or, in the absence of such a person, the president of the Company or, in his or her absence, such person as may be chosen by the holders of a majority of

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the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the Company, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

(b) The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 Voting.

(a) The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12, subject to the provisions of Sections 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgers and joint owners of stock and to voting trusts and other voting agreements).

(b) Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

2.11 Stockholder Action by Written Consent Without a Meeting.

(a) Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the Company, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is: (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; and (ii) delivered to the Company in accordance with Section 228(a) of the DGCL.

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the Company, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Company in the manner prescribed in this Section 2.11. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section 2.11 to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the DGCL.

(c) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

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(d) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the DGCL.

2.12 Record Date for Stockholder Notice; Voting; Giving Consents.

(a) In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

(b) If the Board of Directors does not so fix a record date:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the Company; or

(iii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the Company, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder’s name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the DGCL.

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ARTICLE III

DIRECTORS

3.1 Powers.

Subject to the provisions of the DGCL and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 Number of Directors.

Upon the adoption of these bylaws, the number of directors constituting the entire Board of Directors shall be [one (1)]. Thereafter, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4. No reduction of the authorized number of directors shall have the effect of removing any director before such director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Elections of directors need not be by written ballot.

3.4 Resignation and Vacancies.

(a) Any director may resign at any time upon written notice to the attention of the secretary of the Company. When one (1) or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section 3.4.

(b) Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly-created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly-created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

(c) If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

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(d) If, at the time of filling any vacancy or any newly-created directorship, the directors then in office constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly-created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.5 Place of Meetings; Meetings by Telephone.

(a) The Board of Directors of the Company may hold meetings, both regular and special, either within or outside the State of Delaware.

(b) Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 Special Meetings; Notice.

(a) Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the Board of Directors, the president, any vice president, or the secretary.

(b) Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at that director’s address as it is shown on the records of the Company. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days prior to the holding of the meeting. If the notice is delivered personally by facsimile, by electronic transmission, by telephone or by telegram, it shall be delivered at least forty-eight (48) hours prior to the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose or the place of the meeting, if the meeting is to be held at the principal executive office of the Company. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 Quorum.

(a) At all meetings of the Board of Directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

(b) A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

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3.9 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 Board Action by Written Consent Without a Meeting.

(a) Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(b) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 Approval of Loans to Officers.

The Company may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Company or of its subsidiaries, including any officer or employee who is a director of the Company or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Company. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Company. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Company at common law or under any statute.

3.12 Removal of Directors.

(a) Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if the stockholders of the Company are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

(b) No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

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ARTICLE IV

COMMITTEES

4.1 Committees of Directors.

The Board of Directors may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Company. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it; provided, however, that no such committee shall have such power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval; or (b) adopting, amending or repealing any bylaw of the Company.

4.2 Meetings and Action of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting), with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 Officers.

The officers of the Company shall be a president, a secretary, and a treasurer. The Company may also have, at the discretion of the Board of Directors, a chief executive officer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3. Any number of offices may be held by the same person.

5.2 Appointment of Officers.

The officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3, shall be appointed by the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

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5.3 Subordinate Officers.

The Board of Directors may appoint, or empower the chief executive officer (if any) or the president to appoint, such other officers and agents as the business of the Company may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 Removal and Resignation of Officers.

(a) Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of a majority of the Board of Directors at any regular or special meeting of the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

(b) Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

5.6 Chief Executive Officer.

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the Board of Directors, if any, the chief executive officer of the Company (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the Company. He or she shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the Board of Directors, at all meetings of the Board of Directors and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

5.7 President.

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the Board of Directors (if any) or the chief executive officer (if any), the president shall have general supervision, direction, and control of the business and other officers of the Company. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

5.8 Vice Presidents.

In the absence or disability of the chief executive officer (if any) and president, the vice presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairman of the Board of Directors.

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5.9 Secretary.

(a) The secretary shall keep or cause to be kept, at the principal executive office of the Company or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors’ meetings or committee meetings, the number of shares present or represented at stockholders’ meetings, and the proceedings thereof.

(b) The secretary shall keep, or cause to be kept, at the principal executive office of the Company or at the office of the Company’s transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(c) The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall keep the seal of the Company, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10 Treasurer.

(a) The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b) The treasurer shall deposit all moneys and other valuables in the name and to the credit of the Company with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Company as may be ordered by the Board of Directors, shall render to the president, the chief executive officer, or the directors, upon request, an account of all his or her transactions as treasurer and of the financial condition of the Company, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

5.11 Authority and Duties of Officers.

In addition to the foregoing authority and duties, all officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 Indemnification of Directors and Officers.

The Company shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. For purposes of this Section 6.1, a “director” or “officer” of the Company includes any person: (a) who is or was a director or officer of the Company; (b) who is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise; or (c) who was a director or officer of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

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6.2 Indemnification of Others.

The Company shall have the power, to the maximum extent and in the manner permitted by the DGCL, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. For purposes of this Section 6.2, an “employee” or “agent” of the Company (other than a director or officer) includes any person: (a) who is or was an employee or agent of the Company; (b) who is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or (c) who was an employee or agent of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

6.3 Payment of Expenses in Advance.

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 Indemnity Not Exclusive.

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 Insurance.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.

6.6 Conflicts.

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears that it would be inconsistent with:

(a) a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) any condition expressly imposed by a court in approving a settlement.

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ARTICLE VII

RECORDS AND REPORTS

7.1 Maintenance and Inspection of Records.

(a) The Company shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

(b) Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Company at its registered office in Delaware or at its principal place of business.

(c) A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder’s name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 Inspection by Directors.

Any director shall have the right to examine the Company’s stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court of Chancery may summarily order the Company to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court of Chancery may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as it deems just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 Execution of Corporate Contracts and Instruments.

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

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8.2 Stock Certificates; Partly Paid Shares.

(a) The shares of the Company may be certificated or uncertificated, subject to the sole discretion of the Board of Directors and the requirements of the DGCL. Every holder of stock represented by certificates and, upon request, every holder of uncertificated shares shall be entitled to have a certificate signed by or in the name of the Company by the chairman or vice-chairman of the Board of Directors, or the president or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b) The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, and upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.3 Special Designation on Certificates.

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock a statement that the Company will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.4 Lost Certificates.

Except as provided in this Section 8.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or the owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.5 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

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8.6 Dividends.

The directors of the Company, subject to any restrictions contained in: (a) the DGCL; or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock. The directors of the Company may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include, but not be limited to, equalizing dividends, repairing or maintaining any property of the Company, and meeting contingencies.

8.7 Fiscal Year.

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.8 Transfer of Stock.

Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.9 Registered Stockholders.

The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

8.10 Facsimile Signature.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of the Company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The bylaws of the Company may be adopted, amended or repealed by the stockholders; provided, however, that the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal the bylaws upon the Board of Directors. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal the bylaws.

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FORM OF

CERTIFICATE OF FORMATION

OF

GORGON NEWCO, LLC

This Certificate of Formation of Gorgon NewCo, LLC (the “Company”), dated as of [●], 2018, has been duly executed and is being filed by [●], as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et. seq.).

FIRST: The name of the Company is Gorgon NewCo, LLC.

SECOND: The registered office of the Company in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name of the registered agent of the Company at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

By:
[●] Authorized Person

FORM OF LIMITED LIABILITY COMPANY AGREEMENT

OF

GORGON NEWCO, LLC

This Limited Liability Company Agreement (this “Agreement”) of Gorgon NewCo, LLC is entered into this [●] day of [●], 2018 by Tidewater Inc., as the sole member (the “Member”) pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.), as amended from time to time (the “Act”).

1. Name. The name of the limited liability company governed hereby is Gorgon NewCo, LLC (the “Company”).

2. Certificates. [●], as an authorized person within the meaning of the Act, has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The Member shall execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

3. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in all lawful activities for which limited liability companies may be formed under the Act.

4. Powers. The Company shall have the power to do any and all acts reasonably necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose and business described herein and for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers that may be exercised on behalf of the Company by the Member pursuant to this Agreement, including Section 15.

5. Principal Business Office. The principal place of business and office of the Company shall be located, and the Company’s business shall be conducted from, such place or places as may hereafter be determined by the Member.

6. Registered Office. The address of the registered office of the Company in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County.

7. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County.

8. Name and Mailing Address of the Member. The name and the mailing address of the Member are as follows:

Name	Address
Tidewater Inc.	Tidewater Inc. 6002 Rogerdale Road Suite # 600 Houston, Texas 77072 Attention: Bruce D. Lundstrom

9. Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with Section 22 of this Agreement.

10. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Member, any Officer (as hereinafter defined), employee or agent of the Company (including a person having more than one such capacity) shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of acting in such capacity.

11. Capital Contributions. The Member is deemed admitted as a Member of the Company upon its execution and delivery of this Agreement. The initial contribution of the Member consists of the assets set forth on Schedule A attached hereto. The total capital of the Member in the Company from time to time shall be referred to as the Member’s “Capital.”

12. Additional Contributions. The Member is not required to make additional capital contributions to the Company.

13. Distributions. Distributions shall be made to the Member at such times and in such amounts as may be determined in the sole discretion of the Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate Section 18-607 of the Act or other applicable law.

14. Tax Treatment. For any tax period during which the Company has only one regarded member, it is the intention of the Member that the Company be treated, wherever permitted, as an entity disregarded as separate from the Member for U.S. federal, state and local income tax purposes.

15. Management.

a. The business and affairs of the Company shall be managed by the Member. Subject to the express limitations contained in any provision of this Agreement, the Member shall have complete and absolute control of the affairs and business of the Company, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company, including, without limitation, doing all things and taking all actions necessary to carrying out the terms and provisions of this Agreement.

b. Subject to the rights and powers of the Member and the limitations thereon contained herein, the Member may delegate to any person any or all of its powers, rights and obligations under this Agreement and may appoint, contract or otherwise deal with any person to perform any acts or services for the Company as the Member may reasonably determine.

c. The Member shall have the powers set forth above until the earliest to occur of its death, disability or other inability to act in such capacity, at which time the legal representative of the Member shall appoint a successor to the interest of the Member for the purpose of settling the estate or administering the property of the Member.

d. The Member may be compensated for its services to the Company, as determined in its sole discretion.

16. Officers. The Member may, from time to time as it deems advisable, appoint officers of the Company (the “Officers”) and assign in writing titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. [●] is hereby designated as an “Authorized Person” for purposes of executing, delivering and filing the Certificate of Formation (and any amendments thereto) of the Company on behalf of the Company. Any delegation pursuant to this Section 16 may be revoked at any time by the Member.

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17. Other Business. The Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

18. Exculpation and Indemnification. None of the Member or any Officer (each an “Indemnified Party”) shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement, except that an Indemnified Party shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Party’s gross negligence or willful misconduct. To the full extent permitted by applicable law, an Indemnified Party shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Indemnified Party by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement, except that no Indemnified Party shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Indemnified Party by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 shall be provided out of and to the extent of Company assets only, and the Member shall have no personal liability on account thereof.

19. Admission of Additional Members. One (1) or more additional members of the Company may be admitted to the Company with the written consent of the Member.

20. Termination of Membership. The rights of the Member to share in the Profits and Losses of the Company, to receive distributions and to assign its interest in the Company pursuant to Section 21 shall, on its death, bankruptcy or adjudicated incompetency, devolve on its legal representative for the purpose of settling its estate or administering its property.

21. Assignments. The Member may transfer, assign, pledge or hypothecate, in whole or in part, its limited liability company interest, as determined in its sole discretion.

22. Dissolution.

a. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the death, disability, bankruptcy or withdrawal of the Member and (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

b. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner).

23. Elections. The Member shall determine the accounting methods and conventions under the tax laws of any and all applicable jurisdictions as to the treatment of income, gain, loss, deduction and credit of the Company or any other method or procedure related to the preparation of such tax returns. The Member may cause the Company to make or refrain from making any and all elections permitted by such tax laws, and the Member shall not be liable for any consequences to any previously admitted or subsequently admitted Members resulting from their making or failing to make any such elections.

24. Tax Treatment. The Company will be treated as a disregarded entity for US federal income tax purposes. The Member shall not take any action inconsistent with this express intent. The Member agrees that the Member shall not file any tax returns or take any actions contrary to such treatment.

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25. Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

26. Entire Agreement. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

27. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles thereof), and all rights and remedies shall be governed by such laws.

28. Amendments. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

TIDEWATER INC.

By:

Name:	[●]
Title:	Secretary

[SIGNATURE PAGE TO LLC AGREEMENT OF GORGON NEWCO, LLC]

Schedule A

Name	Capital Contribution
Tidewater Inc.	$[●]

ANNEX B

VOTING AND SUPPORT AGREEMENTS

B1-1

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (“Agreement”) is entered into as of July 15, 2018, by and between TIDEWATER INC., a Delaware corporation (“Parent”), and the holder of Common Stock (as defined below) identified on the signature page hereto (“Stockholder”).

RECITALS

A. Stockholder is a holder of record and/or the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock, par value $0.01 per share (the “Common Stock”), of GulfMark Offshore, Inc., a Delaware corporation (the “Company”).

B. Parent and the Company are entering into an Agreement and Plan of Merger of even date herewith (such agreement, as it may be amended, the “Merger Agreement”), which provides (subject to the conditions set forth therein) for, among other things, (i) the merger of a to be formed Delaware corporation, which will be a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company (the “First Merger”), with the Company being the surviving entity in such merger (the “Surviving Corporation”), and (ii) immediately following the First Merger, the merger of the Surviving Corporation with and into a to be formed Delaware limited liability company (“Newco”), with Newco being the surviving entity in such merger (the “Second Merger” and, together with the First Merger, the “Mergers”).

C. Stockholder is entering into this Agreement in order to induce Parent to enter into the Merger Agreement and cause the Mergers to be consummated.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

(b) “Covered Securities” shall mean the number of shares of Common Stock set forth on Schedule 1 hereto.

(c) “Expiration Date” shall mean the earliest of: (i) the date on which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Mergers become effective, (iii) the occurrence of a Company Change in Recommendation made by the Company Board in compliance with the terms of the Merger Agreement; (iv) the effectiveness of any amendment, modification or supplement to the Merger Agreement or waiver under the Merger Agreement, in each case, where such amendment, modification, supplement or waiver would (A) decrease, or change the form of, the consideration to be received under the Merger Agreement by holders of Company Common Stock, (B) adversely affect in any material respect the ability of any party thereto to consummate either Merger or (C) materially delay the occurrence of the First Merger Effective Time; or (v) the mutual agreement of Parent and Stockholder to terminate this Agreement.

(d) A Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

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(e) “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Common Stock and all Company RSUs, Company Warrants and other rights to acquire shares of Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Common Stock and all additional Company RSUs, Company Warrants and other rights to acquire shares of Common Stock) of which Stockholder acquires Ownership during the Voting Period.

(f) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security, or any interest in such security, to any Person other than Parent or Merger Sub; (ii) enters into an agreement or commitment (whether or not in writing) providing for the sale of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent or Merger Sub; or (iii) reduces such Person’s beneficial ownership of or interest in such security. The parties acknowledge that the First Merger, in and of itself, shall not be deemed a Transfer in violation of this Agreement.

(g) “Voting Period” shall mean the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

SECTION 2. TRANSFER OF COVERED SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Covered Securities. Subject to Section 2.3, during the Voting Period, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Covered Securities to be effected. Without limiting the generality of the foregoing, during the Voting Period, Stockholder shall not tender, agree to tender or permit to be tendered any of the Covered Securities in response to or otherwise in connection with any tender or exchange offer. For the avoidance of doubt, a conversion by the Company of Common Stock into Company Warrants shall not be deemed to be a “Transfer” or violate any of the provisions of this Agreement.

2.2 Restriction on Transfer of Voting Rights. During the Voting Period, Stockholder shall not: (a) deposit any of the Covered Securities into a voting trust; (b) other than the proxy contemplated by this Agreement, grant any proxy with respect to any of the Covered Securities; or (c) other than this Agreement, enter into any tender, voting or other similar agreement or arrangement, with respect to any of the Covered Securities.

2.3 Permitted Transfers. Section 2.1 shall not prohibit a Transfer of Covered Securities by Stockholder: (a) if Stockholder is an individual (i) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or (ii) upon the death of Stockholder, to any member of Stockholder’s immediate family, or to a trust for the benefit of any member of Stockholder’s immediate family; (b) if Stockholder is not an individual, to one or more partners or members of Stockholder or to an affiliated entity under common control with Stockholder; or (c) to another Person that has signed a voting and support agreement with Parent in connection with the Merger Agreement; provided, however, that a Transfer referred to in this sentence shall be permitted only if, (x) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (y) such Transfer is effected no later than three Business Days prior to the scheduled date of the Company Stockholders’ Meeting (or any adjournment or postponement thereof) and does not delay, hinder or impede (A) the timely voting of the Covered Securities in accordance with Section 3.1 or (B) the consummation of the Contemplated Transactions.

2.4 Other Restrictions. During the Voting Period, Stockholder shall not take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere with the performance of any of Stockholder’s obligations under this Agreement or the transactions contemplated hereby, or seek to do or solicit any of the actions prohibited in this Section 2. Stockholder agrees to notify Parent promptly, and to provide all details reasonably requested by Parent, if Stockholder shall be approached or solicited, directly or indirectly, by any Person in connection with an

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Acquisition Proposal with respect to the Company or any Company Entity or Acquisition Inquiry with respect to the Company or any Company Entity.

SECTION 3. VOTING OF SHARES

3.1 Voting Covenant. Stockholder hereby agrees that, during the Voting Period, at any meeting of the stockholders of the Company (and at every adjournment or postponement thereof), however called, and in any written action by consent of the stockholders of the Company, Stockholder shall cause the Covered Securities to be voted (including via proxy):

(a) in favor of (i) the adoption of the Merger Agreement, the terms thereof and all agreements related to the Mergers, (ii) each of the other actions contemplated by the Merger Agreement and (iii) any action in furtherance of any of the foregoing;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and

(c) against the following actions (other than the Contemplated Transactions): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Company or any of its Subsidiaries; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries; (iv) any change in the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws or other charter or organizational documents; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; and (vii) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Mergers or any of the other Contemplated Transactions.

3.2 Other Voting Agreements.

(a) During the Voting Period, Stockholder shall not (i) enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a),” clause “(b)” or clause “(c)” of Section 3.1, or (ii) grant a proxy or power of attorney with respect to any of the Covered Securities that is inconsistent with this Agreement, or otherwise take any other action with respect to any of the Covered Securities that would prevent the performance of any of Stockholder’s obligations hereunder or any of the actions contemplated hereby.

(b) During the Voting Period, at every meeting of the stockholders of the Company (and at every adjournment or postponement thereof), however called, Stockholder shall be represented in person or by proxy at such meeting in order for the Covered Securities to be counted as present for purposes of establishing a quorum.

(c) Without limiting the obligations set forth in this Agreement, in connection with the Company Stockholders Meeting, Stockholder shall cause the Covered Securities to be voted (in person or by proxy) in accordance with Section 3.1 within five Business Days after the date on which Stockholder receives any proxy card or voting instruction form with respect to such Covered Securities, and shall not withdraw, revoke or otherwise alter such vote while this Agreement is in effect.

3.3 Proxy. In furtherance of Stockholder’s obligations pursuant to Section 3.1, Stockholder hereby irrevocably and to the fullest extent permitted by law appoints and constitutes Parent the attorney and proxy of Stockholder, with full power of substitution and resubstitution, to the full extent of Stockholder’s rights with respect to the Covered Securities, to vote, or grant a consent in respect of, such Covered Securities solely on the matters, and in the manner, set forth in Section 3.1 above (and Stockholder may vote such Covered Securities on all other matters and Parent may not exercise this proxy with respect to such other matters). This proxy granted to Parent pursuant to this Section 3.3 shall become effective on the date that is five Business Days prior to the Company Stockholders Meeting and will automatically terminate, be revoked and be of no further force or effect on the Expiration Date.

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SECTION 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent as follows:

4.1 Authorization, etc. Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. Stockholder has reviewed and understands the terms of this Agreement, and Stockholder has consulted and relied upon Stockholder’s counsel in connection with this Agreement.

4.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any Legal Requirement or Order applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or result (with or without notice or lapse of time) in the creation of any Encumbrance on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties is bound.

(b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any Consent of any Person.

4.3 Title to Securities. As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any Encumbrances) the number of outstanding shares of Common Stock set forth under the heading “Shares of Common Stock Held of Record” on the signature page hereof; (b) Stockholder holds (free and clear of any Encumbrances) the Company RSUs and Company Warrants forth under the heading “Company RSUs, Company Warrants and Other Rights” on the signature page hereof; (c) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any Company RSU, Company Warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares, warrants and other rights set forth on the signature page hereof.

4.4 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate and complete in all respects as of the date of this Agreement, and will be accurate in all material respects at all times through and including the Expiration Date as if made as of any such time or date.

SECTION 5. MISCELLANEOUS

5.1 Stockholder Information. Stockholder hereby agrees to permit Parent and Merger Sub to publish and disclose in any press release, the Joint Proxy Statement/Prospectus and any other filing or disclosure required under the Exchange Act or otherwise required in connection with the Merger Agreement, the Mergers and the other Contemplated Transactions, Stockholder’s identity and ownership of shares of Common Stock and other Subject Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement).

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5.2 No Solicit. During the Voting Period, Stockholder shall not directly or indirectly, and shall use its reasonable best efforts to ensure that each of Stockholder’s Representatives (subject to Section 5.3) does not directly or indirectly: (a) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to the Company or any Company Entity or any Acquisition Inquiry with respect to the Company or any Company Entity; (b) furnish or otherwise provide access to any information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) support or endorse any Acquisition Proposal; (e) take any action that could result in the revocation or invalidation of the proxy contemplated by this Agreement; or (f) agree or publicly propose to take any of the actions referred to in this Section 5.2 or otherwise prohibited by this Agreement; provided, however, that if requested by the Company Board after the time (but not before) the Company Board has made a determination in compliance with the provisions of Section 4.4 of the Merger Agreement that an Acquisition Proposal is or could reasonably be expected to result in a Company Superior Offer, the foregoing shall not prohibit Stockholder from indicating to the Company Board, after such time and during the pendency of such Acquisition Proposal, either support, or lack thereof, and the reasons for such support or lack thereof, with respect to such Acquisition Proposal.

5.3 Fiduciary Duties. Stockholder is entering into this Agreement solely in Stockholder’s capacity as an Owner of Subject Securities. This Agreement shall not limit or otherwise affect any actions taken, or required or permitted to be taken, by any Affiliate or Representative of Stockholder as a director of the Company or any of its Subsidiaries (in each case, subject to compliance with the terms of the Merger Agreement), and any actions taken, or failure to take any actions, by any of the foregoing Persons in such capacity as a director of the Company or any of its Subsidiaries shall not be deemed to constitute a breach of this Agreement.

5.4 No Legal Action. Stockholder shall not, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by Stockholder (or its performance hereunder) breaches any fiduciary duty of the Company Board (or any member thereof) or any duty that such Stockholder has (or may be alleged to have) to the Company or to the other holders of Common Stock.

5.5 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Common Stock” and “Covered Securities” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

5.6 Reliance. Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and compliance with the terms hereof.

5.7 Survival of Representations, Warranties and Agreements. All Parent’s rights and remedies with respect to any breach of the representations, warranties, covenants and agreements made by Stockholder in this Agreement shall survive the Expiration Date.

5.8 Further Assurances; Notice of Certain Events. From time to time and without additional consideration, Stockholder shall execute and deliver, or cause to be executed and delivered, such additional documents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

5.9 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

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5.10 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States of America return receipt requested, upon receipt; (b) if sent designated for overnight delivery by a nationally recognized overnight air courier (such as Federal Express), one Business Day after mailing; (c) if sent by electronic mail, when transmitted (with electronic confirmation of delivery thereof); and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party hereto shall provide by like notice to the other party:

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

Tidewater Inc.

6002 Rogerdale Road

Suite # 600

Houston, Texas 77072

Attention: Bruce D. Lundstrom

Email: blundstrom@tdw.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Attention:     James R. Griffin, Esq.

Facsimile:     (214) 746-7777

Email:          james.griffin@weil.com

5.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

5.12 Entire Agreement. This Agreement, the Merger Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto.

5.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

5.14 Assignment; Binding Effect; No Third Party Rights. Except as provided herein, including pursuant to Section 2.3, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or

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obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder’s heirs, estate, executors and personal representatives and Stockholder’s successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2, Section 3 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Covered Securities are Transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent, Merger Sub and their successors and assigns) any rights or remedies of any nature.

5.15 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled, without any proof of actual damage (and in addition to any other remedy that may be available to it, including monetary damages) to obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.15, and Stockholder irrevocably waives any right Stockholder may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.16 Non-Exclusivity. The rights and remedies of Parent under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable Legal Requirements.

5.17 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, the rights and obligations of the parties hereto under this Agreement, and any claim or controversy directly or indirectly based upon or arising out of this Agreement or the actions contemplated by this Agreement, including all matters of construction, validity and performance, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties irrevocably and unconditionally consents and submits to the jurisdiction of the United States District Court for the District of Delaware); (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (c) agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties agrees that it will not bring such action in any court other than the United States District Court for the District of Delaware). Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 5.10 shall be effective service of process for any such action. Notwithstanding the foregoing in this Section 5.17(b), a party may commence any legal action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY

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IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.17.

5.18 Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

5.19 Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

5.20 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

5.21 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.22 Independence of Obligations. The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other Contract between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder. Nothing in this Agreement shall limit any of the rights or remedies of Parent under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent, and nothing in the Merger Agreement or in any other such agreement, certificate or instrument, shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Agreement.

5.23 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

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(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement, and the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

TIDEWATER INC.

By:	/s/ John Rynd
Name: John Rynd
Title: President and Chief Executive Officer

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

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RAGING CAPITAL MANAGEMENT LLC

/s/ Frederick C. Wasch
Signature
Frederick C. Wasch, Chief Financial Officer Printed Name

Address:	10 Princeton Avenue

Rocky Hill, NJ. 08553

Facsimile:	609-423-0966

Shares of Common Stock Held of Record	Company RSUs, Company Warrants and Other Rights	Additional Securities Beneficially Owned
0	149,900	2,199,514

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

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SCHEDULE 1

COVERED SECURITIES

1,709,464.21 shares of Common Stock

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VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (“Agreement”) is entered into as of July 15, 2018, by and between TIDEWATER INC., a Delaware corporation (“Parent”), and the holder of Common Stock (as defined below) identified on the signature page hereto (“Stockholder”).

RECITALS

A. Stockholder is a holder of record and/or the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock, par value $0.01 per share (the “Common Stock”), of GulfMark Offshore, Inc., a Delaware corporation (the “Company”).

B. Parent and the Company are entering into an Agreement and Plan of Merger of even date herewith (such agreement, as it may be amended, the “Merger Agreement”), which provides (subject to the conditions set forth therein) for, among other things, (i) the merger of a to be formed Delaware corporation, which will be a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company (the “First Merger”), with the Company being the surviving entity in such merger (the “Surviving Corporation”), and (ii) immediately following the First Merger, the merger of the Surviving Corporation with and into a to be formed Delaware limited liability company (“Newco”), with Newco being the surviving entity in such merger (the “Second Merger” and, together with the First Merger, the “Mergers”).

C. Stockholder is entering into this Agreement in order to induce Parent to enter into the Merger Agreement and cause the Mergers to be consummated.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

(b) “Covered Securities” shall mean the number of shares of Common Stock set forth on Schedule 1 hereto.

(c) “Expiration Date” shall mean the earliest of: (i) the date on which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Mergers become effective, (iii) the occurrence of a Company Change in Recommendation made by the Company Board in compliance with the terms of the Merger Agreement; (iv) the effectiveness of any amendment, modification or supplement to the Merger Agreement or waiver under the Merger Agreement, in each case, where such amendment, modification, supplement or waiver would (A) decrease, or change the form of, the consideration to be received under the Merger Agreement by holders of Company Common Stock, (B) adversely affect in any material respect the ability of any party thereto to consummate either Merger or (C) materially delay the occurrence of the First Merger Effective Time; or (v) the mutual agreement of Parent and Stockholder to terminate this Agreement.

(d) A Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

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(e) “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Common Stock and all Company RSUs, Company Warrants and other rights to acquire shares of Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Common Stock and all additional Company RSUs, Company Warrants and other rights to acquire shares of Common Stock) of which Stockholder acquires Ownership during the Voting Period.

(f) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security, or any interest in such security, to any Person other than Parent or Merger Sub; (ii) enters into an agreement or commitment (whether or not in writing) providing for the sale of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent or Merger Sub; or (iii) reduces such Person’s beneficial ownership of or interest in such security. The parties acknowledge that the First Merger, in and of itself, shall not be deemed a Transfer in violation of this Agreement.

(g) “Voting Period” shall mean the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

SECTION 2. TRANSFER OF COVERED SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Covered Securities. Subject to Section 2.3, during the Voting Period, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Covered Securities to be effected. Without limiting the generality of the foregoing, during the Voting Period, Stockholder shall not tender, agree to tender or permit to be tendered any of the Covered Securities in response to or otherwise in connection with any tender or exchange offer. For the avoidance of doubt, a conversion by the Company of Common Stock into Company Warrants shall not be deemed to be a “Transfer” or violate any of the provisions of this Agreement.

2.2 Restriction on Transfer of Voting Rights. During the Voting Period, Stockholder shall not: (a) deposit any of the Covered Securities into a voting trust; (b) other than the proxy contemplated by this Agreement, grant any proxy with respect to any of the Covered Securities; or (c) other than this Agreement, enter into any tender, voting or other similar agreement or arrangement, with respect to any of the Covered Securities.

2.3 Permitted Transfers. Section 2.1 shall not prohibit a Transfer of Covered Securities by Stockholder: (a) if Stockholder is an individual (i) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or (ii) upon the death of Stockholder, to any member of Stockholder’s immediate family, or to a trust for the benefit of any member of Stockholder’s immediate family; (b) if Stockholder is not an individual, to one or more partners or members of Stockholder or to an affiliated entity under common control with Stockholder; or (c) to another Person that has signed a voting and support agreement with Parent in connection with the Merger Agreement; provided, however, that a Transfer referred to in this sentence shall be permitted only if, (x) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (y) such Transfer is effected no later than three Business Days prior to the scheduled date of the Company Stockholders’ Meeting (or any adjournment or postponement thereof) and does not delay, hinder or impede (A) the timely voting of the Covered Securities in accordance with Section 3.1 or (B) the consummation of the Contemplated Transactions.

2.4 Other Restrictions. During the Voting Period, Stockholder shall not take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere with the performance of any of Stockholder’s obligations under this Agreement or the transactions contemplated hereby, or seek to do or solicit any of the actions prohibited in this Section 2. Stockholder agrees to notify Parent promptly, and to provide all details reasonably requested by Parent, if Stockholder shall be approached or solicited, directly or indirectly, by any Person in connection with an

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Acquisition Proposal with respect to the Company or any Company Entity or Acquisition Inquiry with respect to the Company or any Company Entity.

SECTION 3. VOTING OF SHARES

3.1 Voting Covenant. Stockholder hereby agrees that, during the Voting Period, at any meeting of the stockholders of the Company (and at every adjournment or postponement thereof), however called, and in any written action by consent of the stockholders of the Company, Stockholder shall cause the Covered Securities to be voted (including via proxy):

(a) in favor of (i) the adoption of the Merger Agreement, the terms thereof and all agreements related to the Mergers, (ii) each of the other actions contemplated by the Merger Agreement and (iii) any action in furtherance of any of the foregoing;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and

(c) against the following actions (other than the Contemplated Transactions): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Company or any of its Subsidiaries; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries; (iv) any change in the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws or other charter or organizational documents; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; and (vii) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Mergers or any of the other Contemplated Transactions.

3.2 Other Voting Agreements.

(a) During the Voting Period, Stockholder shall not (i) enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a),” clause “(b)” or clause “(c)” of Section 3.1, or (ii) grant a proxy or power of attorney with respect to any of the Covered Securities that is inconsistent with this Agreement, or otherwise take any other action with respect to any of the Covered Securities that would prevent the performance of any of Stockholder’s obligations hereunder or any of the actions contemplated hereby.

(b) During the Voting Period, at every meeting of the stockholders of the Company (and at every adjournment or postponement thereof), however called, Stockholder shall be represented in person or by proxy at such meeting in order for the Covered Securities to be counted as present for purposes of establishing a quorum.

(c) Without limiting the obligations set forth in this Agreement, in connection with the Company Stockholders Meeting, Stockholder shall cause the Covered Securities to be voted (in person or by proxy) in accordance with Section 3.1 within five Business Days after the date on which Stockholder receives any proxy card or voting instruction form with respect to such Covered Securities, and shall not withdraw, revoke or otherwise alter such vote while this Agreement is in effect.

3.3 Proxy. In furtherance of Stockholder’s obligations pursuant to Section 3.1, Stockholder hereby irrevocably and to the fullest extent permitted by law appoints and constitutes Parent the attorney and proxy of Stockholder, with full power of substitution and resubstitution, to the full extent of Stockholder’s rights with respect to the Covered Securities, to vote, or grant a consent in respect of, such Covered Securities solely on the matters, and in the manner, set forth in Section 3.1 above (and Stockholder may vote such Covered Securities on all other matters and Parent may not exercise this proxy with respect to such other matters). This proxy granted to Parent pursuant to this Section 3.3 shall become effective on the date that is five Business Days prior to the Company Stockholders Meeting and will automatically terminate, be revoked and be of no further force or effect on the Expiration Date.

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SECTION 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent as follows:

4.1 Authorization, etc. Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. Stockholder has reviewed and understands the terms of this Agreement, and Stockholder has consulted and relied upon Stockholder’s counsel in connection with this Agreement.

4.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any Legal Requirement or Order applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or result (with or without notice or lapse of time) in the creation of any Encumbrance on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties is bound.

(b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any Consent of any Person.

4.3 Title to Securities. As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any Encumbrances) the number of outstanding shares of Common Stock set forth under the heading “Shares of Common Stock Held of Record” on the signature page hereof; (b) Stockholder holds (free and clear of any Encumbrances) the Company RSUs and Company Warrants forth under the heading “Company RSUs, Company Warrants and Other Rights” on the signature page hereof; (c) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any Company RSU, Company Warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares, warrants and other rights set forth on the signature page hereof.

4.4 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate and complete in all respects as of the date of this Agreement, and will be accurate in all material respects at all times through and including the Expiration Date as if made as of any such time or date.

SECTION 5. MISCELLANEOUS

5.1 Stockholder Information. Stockholder hereby agrees to permit Parent and Merger Sub to publish and disclose in any press release, the Joint Proxy Statement/Prospectus and any other filing or disclosure required under the Exchange Act or otherwise required in connection with the Merger Agreement, the Mergers and the other Contemplated Transactions, Stockholder’s identity and ownership of shares of Common Stock and other Subject Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement).

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5.2 No Solicit. During the Voting Period, Stockholder shall not directly or indirectly, and shall use its reasonable best efforts to ensure that each of Stockholder’s Representatives (subject to Section 5.3) does not directly or indirectly: (a) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to the Company or any Company Entity or any Acquisition Inquiry with respect to the Company or any Company Entity; (b) furnish or otherwise provide access to any information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) support or endorse any Acquisition Proposal; (e) take any action that could result in the revocation or invalidation of the proxy contemplated by this Agreement; or (f) agree or publicly propose to take any of the actions referred to in this Section 5.2 or otherwise prohibited by this Agreement; provided, however, that if requested by the Company Board after the time (but not before) the Company Board has made a determination in compliance with the provisions of Section 4.4 of the Merger Agreement that an Acquisition Proposal is or could reasonably be expected to result in a Company Superior Offer, the foregoing shall not prohibit Stockholder from indicating to the Company Board, after such time and during the pendency of such Acquisition Proposal, either support, or lack thereof, and the reasons for such support or lack thereof, with respect to such Acquisition Proposal.

5.3 Fiduciary Duties. Stockholder is entering into this Agreement solely in Stockholder’s capacity as an Owner of Subject Securities. This Agreement shall not limit or otherwise affect any actions taken, or required or permitted to be taken, by any Affiliate or Representative of Stockholder as a director of the Company or any of its Subsidiaries (in each case, subject to compliance with the terms of the Merger Agreement), and any actions taken, or failure to take any actions, by any of the foregoing Persons in such capacity as a director of the Company or any of its Subsidiaries shall not be deemed to constitute a breach of this Agreement.

5.4 No Legal Action. Stockholder shall not, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by Stockholder (or its performance hereunder) breaches any fiduciary duty of the Company Board (or any member thereof) or any duty that such Stockholder has (or may be alleged to have) to the Company or to the other holders of Common Stock.

5.5 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Common Stock” and “Covered Securities” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

5.6 Reliance. Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and compliance with the terms hereof.

5.7 Survival of Representations, Warranties and Agreements. All Parent’s rights and remedies with respect to any breach of the representations, warranties, covenants and agreements made by Stockholder in this Agreement shall survive the Expiration Date.

5.8 Further Assurances; Notice of Certain Events. From time to time and without additional consideration, Stockholder shall execute and deliver, or cause to be executed and delivered, such additional documents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

5.9 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

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5.10 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States of America return receipt requested, upon receipt; (b) if sent designated for overnight delivery by a nationally recognized overnight air courier (such as Federal Express), one Business Day after mailing; (c) if sent by electronic mail, when transmitted (with electronic confirmation of delivery thereof); and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party hereto shall provide by like notice to the other party:

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

Tidewater Inc.

6002 Rogerdale Road

Suite # 600

Houston, Texas 77072

Attention: Bruce D. Lundstrom

Email: blundstrom@tdw.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Attention:     James R. Griffin, Esq.

Facsimile:     (214) 746-7777

Email:          james.griffin@weil.com

5.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

5.12 Entire Agreement. This Agreement, the Merger Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto.

5.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

5.14 Assignment; Binding Effect; No Third Party Rights. Except as provided herein, including pursuant to Section 2.3, neither this Agreement nor any of the interests or obligations hereunder may be assigned or

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delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder’s heirs, estate, executors and personal representatives and Stockholder’s successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2, Section 3 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Covered Securities are Transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent, Merger Sub and their successors and assigns) any rights or remedies of any nature.

5.15 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled, without any proof of actual damage (and in addition to any other remedy that may be available to it, including monetary damages) to obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.15, and Stockholder irrevocably waives any right Stockholder may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.16 Non-Exclusivity. The rights and remedies of Parent under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable Legal Requirements.

5.17 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, the rights and obligations of the parties hereto under this Agreement, and any claim or controversy directly or indirectly based upon or arising out of this Agreement or the actions contemplated by this Agreement, including all matters of construction, validity and performance, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties irrevocably and unconditionally consents and submits to the jurisdiction of the United States District Court for the District of Delaware); (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (c) agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties agrees that it will not bring such action in any court other than the United States District Court for the District of Delaware). Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 5.10 shall be effective service of process for any such action. Notwithstanding the foregoing in this Section 5.17(b), a party may commence any legal action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS IS

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LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.17.

5.18 Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

5.19 Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

5.20 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

5.21 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.22 Independence of Obligations. The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other Contract between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder. Nothing in this Agreement shall limit any of the rights or remedies of Parent under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent, and nothing in the Merger Agreement or in any other such agreement, certificate or instrument, shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Agreement.

5.23 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

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(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement, and the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

TIDEWATER INC.

By:	/s/ John Rynd
Name: John Rynd
Title: President and Chief Executive Officer

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

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5 Essex, L.P. By: Captain Q, LLC, its General Partner

/s/ Noel Nesser
Signature
Noel Nesser, Treasurer and CFO Printed Name

Address:	5 Essex, L.P.

301 Commerce St., Suite 3200

Fort Worth, TX 76102

Facsimile:	817-332-7463

Shares of Common Stock Held of Record	Company RSUs, Company Warrants and Other Rights	Additional Securities Beneficially Owned
0	0	1,177,150

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

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SCHEDULE 1

COVERED SECURITIES

914,882.01 shares of Common Stock

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ANNEX C

OPINION OF LAZARD

July 15, 2018

The Board of Directors

Tidewater Inc.

6002 Rogerdale Road

Suite 600

Houston, Texas 77072

Dear Members of the Board:

We understand that Tidewater Inc., a Delaware corporation (“Tidewater”), and GulfMark Offshore, Inc., a Delaware corporation (“GulfMark”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Tidewater will combine with GulfMark (the “Transaction”). Pursuant to the Agreement, (i) Tidewater will form or cause to be formed a new wholly-owned subsidiary of Tidewater in the form of a corporation organized in the State of Delaware (“Merger Sub”), and another new wholly-owned subsidiary of Tidewater in the form of a limited liability company organized in the State of Delaware (“NewCo”); (ii) Tidewater will cause both Merger Sub and NewCo to become parties to the Agreement promptly following each such entity’s formation by virtue of the execution and delivery of one or more Joinder Agreements; (iii) Merger Sub will be merged with and into GulfMark (such surviving corporation referred to as the “Surviving Corporation”), and each outstanding share of the common stock, par value $0.01 per share, of GulfMark (“GulfMark Common Stock”), other than shares of GulfMark Common Stock that are held (a) in GulfMark’s treasury, or (b) by Tidewater or its affiliates, will be converted into the right to receive 1.100 (“Exchange Ratio”) shares of the common stock, par value $0.01 per share, of Tidewater (“Tidewater Common Stock”); (iv) each Company Warrant (as defined in the Agreement) will be converted into a warrant to purchase the number of shares of Tidewater Common Stock equal to the product of (a) the number of shares of Company Common Stock (as defined in the Agreement) subject to such Company Warrant multiplied by (b) the Exchange Ratio; and (v) the Surviving Corporation will be merged with and into NewCo. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to Tidewater of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated July 14, 2018, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to GulfMark and Tidewater;

(iii)

Reviewed various financial forecasts and other data provided to us by GulfMark relating to the business of GulfMark, financial forecasts and other data provided to us by Tidewater relating to the business of GulfMark (including financial forecasts relating to the business of GulfMark under a “base case” scenario and an “upside case” scenario), financial forecasts and other data provided to us by Tidewater relating to the business of Tidewater (including financial forecasts relating to the business of Tidewater under a “base case” scenario and an “upside case” scenario) and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Tidewater and GulfMark to be realized from the Transaction;

(iv)

Held discussions with members of the senior management of GulfMark with respect to the business and prospects of GulfMark, with members of the senior management of Tidewater with respect to the businesses and prospects of GulfMark and Tidewater, and with members of the senior managements of Tidewater and GulfMark with respect to the projected synergies and other benefits anticipated by the managements of Tidewater and GulfMark to be realized from the Transaction;

The Board of Directors

Tidewater Inc.

July 15, 2018

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be comparable in certain respects to the businesses of Tidewater and GulfMark;

(vi)

Reviewed certain relative asset analyses prepared by Tidewater using “fresh start” accounting values that supported post-bankruptcy SEC filings and other public information of GulfMark, as applied by Tidewater to each vessel in the respective fleets of GulfMark and Tidewater, certain relative asset analyses prepared by Tidewater using fresh start accounting values that supported post-bankruptcy SEC filings and other public information of Tidewater, as applied by Tidewater to each vessel in the respective fleets of GulfMark and Tidewater, and a relative asset analysis for such vessels prepared by Tidewater using third-party published values (collectively, the “Relative Fleet Analyses”);

(vii)	Reviewed historical stock prices and trading volumes of GulfMark Common Stock and Tidewater Common Stock;

(viii)

Reviewed the potential pro forma financial impact of the Transaction on Tidewater based on the financial forecasts referred to above provided by Tidewater relating to GulfMark and Tidewater and provided by Tidewater and Gulfmark related to the synergies anticipated to result from the Transaction; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of GulfMark or Tidewater or concerning the solvency or fair value of GulfMark or Tidewater, and we have not been furnished with any such valuation or appraisal. With respect to the Relative Fleet Analyses, the managements of GulfMark and Tidewater have advised us, and we have assumed, that such analyses have been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the managements of GulfMark and Tidewater or such third-party preparer, as applicable, as to the fresh start values for such vessels. At the direction of Tidewater, (i) for purposes of our analysis of GulfMark, we have utilized the financial forecasts provided to us by Tidewater relating to the business of GulfMark and (ii) for purposes of our analysis of both GulfMark and Tidewater, we have utilized financial forecasts relating to the businesses of GulfMark and Tidewater under both the “base case” scenarios and the “upside case” scenarios. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of Tidewater and GulfMark to be realized from the Transaction, we have assumed, with the consent of Tidewater, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of GulfMark and Tidewater, respectively and such synergies and other benefits. In addition, we have assumed, with the consent of Tidewater, that such projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. We note that, in the absence of companies or precedent transactions believed by us to be sufficiently comparable for purposes of evaluating the valuation of GulfMark or Tidewater in connection with this opinion, we have not prepared comparable companies or precedent transactions analyses.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Tidewater Common Stock or GulfMark Common Stock may trade at

The Board of Directors

Tidewater Inc.

July 15, 2018

any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Tidewater might engage or the merits of the underlying decision by Tidewater to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Tidewater, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Tidewater have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Tidewater, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Tidewater, GulfMark or the Transaction. We further have assumed, with the consent of Tidewater, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Tidewater obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction, including the Voting Agreements (as defined in the Agreement). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Tidewater in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided and in the future may provide certain investment banking services to Tidewater and certain of its affiliates, for which we have received and may receive compensation, including, in the past two years, having acted as financial advisor to Tidewater in 2016 and 2017 as it executed a restructuring under Chapter 11 of the United States Bankruptcy Code. In addition, in the ordinary course, Lazard and our affiliates and employees may trade securities of Tidewater, GulfMark and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Tidewater, GulfMark and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Tidewater (in its capacity as such) and our opinion is rendered to the Board of Directors of Tidewater in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

The Board of Directors

Tidewater Inc.

July 15, 2018

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to Tidewater.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Douglas A. Fordyce
Douglas A. Fordyce
Managing Director

ANNEX D

OPINION OF EVERCORE

July 15, 2018

The Board of Directors of

GulfMark Offshore, Inc.

842 West Sam Houston Parkway North, Suite 400

Houston, TX 77024

Members of the Board of Directors:

We understand that GulfMark Offshore, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Tidewater Inc., a Delaware corporation (“Tidewater” or “Parent”), pursuant to which a wholly owned Delaware corporation subsidiary of Parent (“Merger Sub”) will be merged with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. Immediately following the First Merger, the Surviving Corporation will merge with and into a wholly owned Delaware limited liability company subsidiary of Parent (“NewCo”; such merger, the “Second Merger,” and, together with the First Merger, the “Transaction”). Upon consummation of the Second Merger, the Surviving Corporation will cease to exist and NewCo will continue as the surviving company (the “Surviving Company”) and a wholly owned Subsidiary of Parent. In accordance with the Merger Agreement, Merger Sub and Newco will be formed by Parent after the execution of the Merger Agreement and will join in the execution of the Merger Agreement prior to the consummation of the First Merger. The Company, Parent, Merger Sub and Newco are each referred to as a “Party” and are collectively referred to as the “Parties.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement, and capitalized terms used herein and not defined shall have the respective meanings ascribed to those terms in the Merger Agreement.

By virtue of the Transaction, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (other than any shares of Company Common Stock held in treasury, but including any shares of Company Common Stock that are held, directly or indirectly, by any Company Entity other than the Company) issued and outstanding immediately prior to the Effective Time of the Merger will be converted into the right to receive 1.100 (the “Exchange Ratio”) fully paid, validly issued and nonassessable shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) (the “Merger Consideration”).

The Board of Directors of the Company (the “Board”) has asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive the Merger Consideration in the First Merger.

In connection with rendering our opinion, we have, among other things:

(i)

Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including filings with the Securities and Exchange Commission (“SEC”) and publicly available research analysts’ estimates;

(ii)

Reviewed certain publicly available business and financial information relating to Tidewater that we deemed to be relevant, including filings with the SEC and publicly available research analysts’ estimates;

(iii)	Reviewed certain non-public historical and projected financial and operating data relating to the Company prepared by the Company and furnished to us by management of the Company;

(iv)	Reviewed certain projected financial and operating data relating to Tidewater prepared by the Company and furnished to us by management of the Company;

(v)	Reviewed certain non-public historical and projected financial and operating data relating to Tidewater prepared by Tidewater and furnished to us by management of the Company;

The Board of Directors of

GulfMark Offshore, Inc.

July 15, 2018

(vi)

Discussed past and current operations, financial and operational projections and current financial condition of the Company and Tidewater with management of the Company (including their views on the risks and uncertainties of achieving those projections), and the projected synergies and strategic, financial, operational and other benefits anticipated by the Transaction;

(vii)	Reviewed the reported prices and the historical trading activity of the Company and Tidewater;

(viii)	Compared the financial performance of the Company and Tidewater with equity market trading multiples of certain other publicly-traded companies that we deemed relevant;

(ix)	Compared the relative contributions by each of the Company and Tidewater of certain financial and operational metrics we deemed relevant to the relative ownership as implied by the Exchange Ratio;

(x)	Reviewed a draft version of the Merger Agreement by and among the Company and Tidewater dated July 14, 2018; and

(xi)	Performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate for purposes of providing the opinion expressed herein.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company and Tidewater referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future competitive, operating and regulatory environments and related financial performance of the Company and Tidewater under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company and Tidewater or the assumptions on which they are based. We have relied, at the Company’s direction, without independent verification, upon the assessments of the management of the Company as to the future financial and operating performance of the Company, and Tidewater and we have assumed that the Company and Tidewater will realize the benefits that each expects to realize from the Transaction.

For purposes of rendering our opinion, we have assumed that the final versions of all documents reviewed by us in draft form, including the Merger Agreement, will conform in all material respects to the drafts reviewed by us, that the representations and warranties of each Party contained in the Merger Agreement are true and correct, that each Party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits of the Transaction to the holders of the Company Common Stock.

We have not made, or assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. Furthermore, we have not evaluated the solvency or fair value of the Company under any state or

The Board of Directors of

GulfMark Offshore, Inc.

July 15, 2018

federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Exchange Ratio, from a financial point of view, to the holders of the shares of Company Common Stock that are entitled to receive the Merger Consideration in the First Merger. We do not express any view on, and our opinion does not address, the fairness, financial or otherwise, of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether in connection with the Transaction or otherwise. We express no opinion to the price at which Parent Common Stock or Company Common Stock will trade at any time, nor do we express any opinion as to what the actual value of Parent Common Stock or Company Common Stock will be at the consummation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies or opportunities that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Neither this letter nor our opinion constitutes a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Transaction. We are not legal, regulatory, accounting or tax experts, and we have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. Prior to this engagement, Evercore Group L.L.C. served as financial advisor to the Company with respect to its Chapter 11 restructuring pursuant to which compensation of $7.68 million was received by Evercore Group L.L.C. or its affiliates as a result of such relationship. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates, on the one hand, and Tidewater, on the other hand, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Tidewater in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Tidewater and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission or required to be mailed by the Company to its stockholders relating to the Transaction, but only if the opinion is

The Board of Directors of

GulfMark Offshore, Inc.

July 15, 2018

reproduced in full in such filing or mailing and all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior written consent with respect to form and substance, which consent shall not be unreasonably withheld, delayed or conditioned.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the shares of Company Common Stock that are entitled to receive the Merger Consideration in the First Merger.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ David Andrews
David Andrews
Senior Managing Director